Manulife

Manulife Financial Corporation

2023 ANNUAL REPORT



Where will *better* take you

Decisions made *easier*. Lives made *better*.

That's our mission and we work every day to bring it to life for our more than
35 million customers around the world. Within that is a promise of *Better* that drives
our colleagues and gives us purpose. We help customers live longer, healthier, better
lives, and we create better investment opportunities to secure financial incomes
and futures. *Better* fuels us, inspires us, and is an investment in our shared future as
we push to deliver for our customers, shareholders, colleagues, and communities.

Manulife by the *numbers*

Net Income Attributed to Shareholders

$5.1 billion

Net income attributed to shareholders up $1.6 billion from 2022 transitional net income.



2022	**2023**
3.5	**5.1**

Core Earnings

$6.7 billion

Core earnings of $6.7 billion up 13% on a constant exchange rate basis from 2022.



2022	**2023**
5.8	**6.7**

New Business Value

$2.3 billion

New business value increased 10% compared with 2022.



2022	**2023**
2.1	**2.3**

Common Share Dividend

$1.46/share

Common share dividend increase of 11% from 2022.



2022	**2023**
$1.32/sh	$1.46/sh

Assets Under Management and Administration: $1.4 trillion



- 🟢 **Total invested assets: $417 billion**
- 🔵 **Segregated funds net assets: $378 billion**
- 🔴 **Mutual funds: $277 billion**
- ⚫ **Institutional asset management: $120 billion**
- ⬜ **Other funds: $15 billion**
- 🟠 **Assets under administration: $182 billion**

Note: 2022 transitional net income attributed to shareholders (2022 transitional net income), core earnings, and assets under management and administration are non-GAAP financial measures, and percentage change in core earnings on a constant exchange rate basis is a non-GAAP ratio. Percentage change in new business value is also on a constant exchange rate basis. For more information on non-GAAP and other specified financial measures used in this report, see the section "Non-GAAP and Other Financial Measures" in our 2023 Management's Discussion and Analysis below.



Don Lindsay
Board Chair

Fellow shareholders:

As I reflect on my first year as Chair, and on behalf of the entire Board, I'm incredibly proud of the progress we have made and the opportunity ahead as we begin 2024.

Under the leadership of Roy Gori and the Executive Leadership Team, Manulife today is a very different company than it was six years ago.

The strategy introduced in 2018 has served us tremendously well in navigating the pandemic and a volatile macroeconomic backdrop. Our enviable geographic footprint, diverse business, and most importantly, our winning team and values-based culture have helped us stay resilient as we become a higher-growth and less capital-intensive business. Roy and Manulife's 38,000 colleagues have pursued Manulife's ambition tenaciously, achieving significant momentum in 2023.

Our continued focus on execution has helped us deliver strong financial results, including double-digit growth in key topline metrics, and also another year of positive net flows generated by Global WAM. Our milestone year was underscored by our historic reinsurance transaction, which will release $1.2 billion of capital to shareholders, bringing our cumulative total capital released to shareholders to over $10 billion pro forma since 2018. Our results have contributed to our position as the top performer in our peer group with 28 percent total shareholder return on the Toronto Stock Exchange.

2023 was also marked by the impact that we have on our customers, communities, and colleagues.

Manulife is committed to empowering customers to live longer, healthier, and better lives, and we are focused not only on improving how long people live but how well they live. In Canada, we expanded our Personalized Medicine program to all Group Benefits extended healthcare plans in 2023. By making the service available to more customers, we are also enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes.

As the world's largest institutional manager of natural capital, consisting of nature-based assets, such as timber and agriculture that benefit our world and our business, sustainability is core to our values. In 2023, we were appointed to the Dow Jones Sustainability North America Index, ranking in the 93rd percentile of its GICS® Industry Group, and we were one of only eight insurers across North America to be included in the index overall.

Within our communities, we worked to build a better business and world through our Impact Agenda. Through a partnership with Kiva, a global not-for-profit organization that crowdfunds loans, we supported borrowers like Roeurm, a Cambodian farmer and mother of two who aspires to grow her business and fix up her home. To accomplish that, she needed help purchasing more seeds and fertilizer to keep her farm going. Our partnership enables both.

As we ended the year, we asked our colleagues to share their stories of how they connect to our mission, either personally or professionally. The response has been outstanding, with hundreds of submissions from every corner of the organization. You can see some of them highlighted on our website.

Board Activities

The Board oversees the long-term success of the company, and our activities across 2023 focused on supporting and guiding the leadership team as they made decisions easier and lives better for colleagues, customers, and communities while driving total shareholder return.

We remain focused on providing guidance to the leadership team and spent significant time on stakeholder outreach, meeting with shareholders and industry organizations to understand and draw on their perspectives on what matters most.

> "Manulife is committed to *empowering* customers to live a longer, healthier, and *better* life, and we are focused not only on *improving* how long people live but how well they live."

This year, we came together for our annual Board strategy offsite in Hong Kong and visited four additional markets across Asia. It was exciting to have the entire Board in Asia again, and during our time there, we saw firsthand the vibrant market dynamics, including the mainland Chinese visitors traffic in Hong Kong. Our strong presence, team, and capabilities on the ground all give us confidence in capturing the tremendous opportunities across the region.

Succession planning is always a key priority for the Board, but it is particularly top of mind for us with six Board members either having completed or completing their terms over a two-year period between 2023 and 2025. We are delighted to welcome Mike Durland and Don Kanak to the Board. These accomplished executives bring a mix of deep experience in insurance, Asia, audit, and risk. Their expertise will be valuable to the Board as Manulife continues to transform itself in this complex geopolitical and macroeconomic environment. In 2024, Mike Durland and Don Kanak joined the Board in March and Anna Manning and John Wong will join in May at our Annual Meeting.

Thank You

On behalf of the Board of Directors, I want to thank Manulife colleagues for their resilience, creativity, and passion. Thank you to Roy and the Executive Leadership Team for their leadership anchored in a shared commitment to embracing a change mindset and moving with speed and urgency.

To our two Board members who retire this year, Andrea Rosen and Tsun-yan Hsieh, who both joined the Board in 2011: we greatly appreciate your years of dedication and many contributions to Manulife during significant transformation.

Finally, thank you to our fellow shareholders and our customers for your continued trust and support. I look forward to what we will achieve together in 2024 and beyond.

Sincerely,



Don Lindsay
Board Chair



Roy Gori
President and CEO

Fellow shareholders:

Over the past year, our team has driven significant momentum and strong results.

Guided by our strategy, values, and mission, we have created greater shareholder value and are moving faster than ever on our ambition of becoming the most digital, customer-centric company in our industry.

Since 2018, we have focused on transforming Manulife, and 2023 was a milestone year in that journey. We announced a historic reinsurance transaction in our legacy Long-Term Care (LTC) business, adopted our industry's most significant accounting standard change in decades, and continued accelerating growth with double-digit increases in our key profit and new business metrics.

Our Transformation Journey

Today we are a radically different company than when we began our efforts to reshape our portfolio toward lower risk and higher returns and enhance Manulife's attractiveness to investors.

We're delivering greater shareholder value.

Following the closing of our reinsurance transaction announced in 2023, we will have freed up more than $10 billion of capital, improved core return on equity (ROE) by 4.6 percentage points from 11.3 percent in 2017 to 15.9 percent, and returned $18.9 billion to shareholders through dividends and buybacks since 2018. In 2023, we became the top performer in our peer group with 28 percent total shareholder return on the Toronto Stock Exchange.

We're optimizing our portfolio.

In 2023, we announced a sale of some of our lowest return businesses at 9.5 times core earnings, showcasing our potential.

This historic reinsurance transaction transfers the risk on $13 billion of insurance and investment reserves, including $6 billion of LTC insurance reserves, making it the largest deal of its kind in the industry. Along with our U.S. Variable Annuity (VA) reinsurance transactions in 2022, this has helped reduce our risk profile and brought core earnings contributions from LTC and VA to an expected 11 percent, down from 24 percent in 2017.

We're driving additional organic actions, including launching new wellness programs to help better manage claims, implementing additional anti-fraud efforts with digital claim controls and advanced analytical modeling, and investing in self-service and increased automation to improve expense efficiency.

But we aren't stopping here. We believe we have taken an important step in establishing an active LTC reinsurance market and that, organically and inorganically, we can create additional shareholder value.

We're accelerating growth in our highest potential businesses.

In Asia, we are now a top three pan-Asian life insurer, up from number six, and Global Wealth and Asset Management (Global WAM) has delivered positive net flows across 13 of the past 14 years. Canada Group Benefits expanded partnerships to provide increased access for customers to preventative care, and our Behavioural Insurance offerings are helping two million customers across the globe live longer, healthier, better lives. We are a top ten insurer globally and a leader in Canada and the U.S. with our innovative Behavioural Insurance offering, and we serve 17 million customers across Global WAM's diverse and scaled business.

> "Guided by our strategy, *values*, and *mission*, we have created greater shareholder value and are moving faster than ever on our *ambition* of becoming the most digital, customer-centric company in our industry."

We are embracing the power of digital and improving customer experience.

We have increased our straight-through-processing from 68 percent in 2018 to 85 percent, speeding up our processing times and reducing the volume of paperwork. We're using advanced analytics to improve how we serve our customers, providing them holistic and personalized advice, and leveraging our partnership ecosystems to meet their health and wellness needs. These efforts have contributed to a 22-point improvement in our Net Promoter Score since 2017, and we are leading or on par with peers across the majority of our business lines.

We are driving expense efficiency.

Our global scale and expense discipline are driving improved returns and have allowed us to provide more compelling products and services to our customers.

We have achieved an expense efficiency ratio of 45.5 percent, which exceeds our target and is an improvement from our 55.4 percent pre-IFRS 17 2017 baseline.

Our team and culture continue to be our long-term competitive advantage.

Since 2019, we have achieved and maintained top-quartile employee engagement results against Gallup's financial and insurance company benchmark, enabled by our diverse and inclusive culture, and commitment to learning and development. Our team is passionate about making our customers' lives better and continues to show resilience and tenacity in driving our accomplishments to date.

Focused Execution in 2023

Our continued focus on execution helped us deliver strong financial results in 2023. We drove double-digit increases in core earnings per share, core earnings, annualized premium equivalent sales, new business contractual service margin, and new business value. We generated $4.5 billion of net inflows in Global WAM despite a challenging year for the retail fund industry. Additionally, our LICAT ratio increased from 131 percent to 137 percent, and we returned $4.3 billion of capital to shareholders through dividends and share buybacks throughout the year.

As we continue to accelerate growth, we launched and expanded new products and partnerships across our four operating segments and increased our customer base by one million, for a total of more than 35 million customers in 2023.

Our Asia markets, among the hardest hit by the pandemic, made a noteworthy recovery with the reopening of borders. This was especially true in Hong Kong, where sales from mainland Chinese visitors doubled compared to 2019 pre-pandemic levels.

In Global WAM, we entered into an agreement to acquire CQS, whose multi-sector alternative credit capabilities complement our existing fixed-income and multi-asset solutions business. We also further enhanced and broadened our retail wealth planning and advice in Canada through strategic agreements that will provide access to industry-leading advisor technology and portfolio management platforms.

As part of our Digital, Customer Leader ambitions, we launched a unified global onboarding platform for our High Net Worth business in Bermuda, Singapore, and Hong Kong to deliver a consistent, high-touch experience. Across our Group Benefits business in Canada, we are leveraging strategic partnerships to meet customer needs, like the one we announced with League, a leading healthcare technology provider. This partnership will provide members with a personalized and digital healthcare experience that is fully integrated with Manulife's Group Benefits ecosystem.

We also further enhanced our focus on Behavioural Insurance, expanding access to the GRAIL Galleri® multi-cancer early detection test through our John Hancock Vitality Program and hosting our "Longer. Healthier. Better." symposium in the U.S. This first-of-its-kind event brought together life insurance brokers, leaders from reinsurance companies, media, and local government officials to give them a first-hand look at the innovations and science shaping the future of longevity.

As artificial intelligence (AI) begins to have a transformative effect across industries, we want to be a leader in ours. Over the past year, we've launched a series of initiatives to familiarize our colleagues with the technology and identify more significant, scalable opportunities that will allow us to accelerate our digital agenda. We're exploring more than 80 use cases, from driving greater efficiency in day-to-day tasks to imagining AI's impact on the agent of the future. And we're experimenting responsibly, guided by our values and ensuring the protection of our customer and colleague data.

Our mission, "Decisions made *easier*. Lives made *better*," is what motivates us to deliver for our customers every day.

The impact we have is clear from the stories our customers share with us. Take one of our John Hancock customers, whose Vitality policy gave him access to the GRAIL Galleri® multi-cancer early detection test. The test helped his cancer be diagnosed early, improving his chance of survival.

We're proud to be helping our customers live longer, healthier, and better lives by offering access to this technology. When cancer is diagnosed before it has time to spread, the overall five-year cancer-specific survival rate is four times higher. Thankfully for this customer, the cancer was caught early enough for a treatment plan.

I'm proud of what our team accomplished in 2023, but great teams push for extraordinary. We have a relentless focus on our mission and a dedicated team that is driving superior results.

As we look to 2024 and beyond, with a backdrop of geopolitical and macroeconomic uncertainty, our unique and diverse geographic footprint and all-weather strategy positions us well to continue delivering superior value for our customers, shareholders, and the communities we operate in.

> "I'm *proud* of what our team accomplished in 2023, but great teams push for *extraordinary*. We have a relentless focus on our *mission* and a *dedicated* team that is driving superior results."

Thank You

I would like to thank Don Lindsay, our Board Chair, and our Board of Directors for their continued strategic guidance and trust.

Thank you to the entire Executive Leadership Team, and welcome to our newest members, Colin Simpson, Group Chief Financial Officer, Brooks Tingle, President and CEO of John Hancock, and Halina von dem Hagen, Chief Risk Officer, who are already making a strategic impact.

Thank you to our more than 38,000 colleagues and 98,000 agents for their dedication to our mission, customers, and values, which has made our progress possible. Finally, thank you to our shareholders and customers for your trust in us.

I speak on behalf of our entire team in saying it's an incredible privilege to serve an organization where what we do every day truly matters. As we begin 2024, we're moving *faster* than ever in pursuit of *better* and the future we all share.

Sincerely,



Roy Gori
President and CEO

Caution regarding forward-looking statements

From time to time, Manulife Financial Corporation ("MFC") makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this document include, but are not limited to, statements with respect to possible share buybacks under our normal course issuer bid, the Company's strategic priorities and targets for its highest potential businesses, net promoter score, straight-through-processing, ongoing expense efficiency, portfolio optimization, core earnings contribution from LTC and VA businesses, employee engagement, its medium-term financial and operating targets, its ability to achieve our financed emissions and absolute scope 1 and 2 emissions targets, the estimated timing and amount of state approved future premium increases on our U.S. LTC business, the closing of the reinsurance transaction in respect of certain legacy blocks and the associated capital release, the closing of the acquisition of CQS, the impact of changes in tax laws, the probability and impact of LICAT scenario switches, and our journey to net zero, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.

Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); the ongoing prevalence of COVID-19, including any variants, as well as actions that have been, or may be taken by governmental authorities in response to COVID-19, including the impacts of any variants; changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as fair value through other comprehensive income; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings;

our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; geopolitical uncertainty, including international conflicts; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our inability to withdraw cash from subsidiaries; the fact that the amount and timing of any future common share repurchases will depend on the earnings, cash requirements and financial condition of Manulife, market conditions, capital requirements (including under LICAT capital standards), common share issuance requirements, applicable law and regulations (including Canadian and U.S. securities laws and Canadian insurance company regulations), and other factors deemed relevant by Manulife, and may be subject to regulatory approval or conditions; and the timing to close the reinsurance transactions and CQS transaction described in this document.

Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in this document under "Risk Management and Risk Factors" and "Critical Actuarial and Accounting Policies" and in the "Risk Management" note to the Annual Consolidated Financial Statements as well as elsewhere in our filings with Canadian and U.S. securities regulators.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Table of contents

Management's Discussion and Analysis



This Management's Discussion and Analysis ("MD&A") is current as of February 14, 2024.

1. Manulife Financial Corporation

Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers. At the end of 2023, we had $1.4 trillion (US$1.1 trillion) in assets under management and administration[1], including total invested assets of $0.4 trillion (US$0.3 trillion), and segregated funds net assets of $0.4 trillion (US$0.3 trillion). We trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges, and under '945' in Hong Kong.

Our reporting segments are:

- Asia – providing insurance products and insurance-based wealth accumulation products in Asia.
- Canada – providing insurance products, insurance-based wealth accumulation products, and banking services in Canada and has an in-force variable annuity business.
- U.S. – providing life insurance products and insurance-based wealth accumulation products and has an in-force long-term care insurance business and an in-force annuity business.
- Global Wealth and Asset Management ("Global WAM") – providing investment advice and innovative solutions to our retail, retirement, and institutional clients around the world under the Manulife Investment Management ("MIM") brand.
- Corporate and Other – comprised of investment performance on assets backing capital, net of amounts allocated to operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to operating segments); our Property and Casualty ("P&C") Reinsurance business; and run-off reinsurance business lines.

In this document, the terms "Company", "Manulife", "we" and "our" mean Manulife Financial Corporation ("MFC") and its subsidiaries. The term "MLI" means The Manufacturers Life Insurance Company and its subsidiaries.

Implementation of IFRS 17 and IFRS 9

Manulife adopted IFRS 17 "Insurance Contracts" and IFRS 9 "Financial Instruments" effective January 1, 2023, applied retrospectively. See notes 2 and 25 of the Consolidated Financial Statements for the year ended December 31, 2023. Our quarterly and full year 2022 results have been restated in accordance with IFRS 17, including the other comprehensive income option[2], and IFRS 9.

The 2022 comparative results restated in this MD&A may not be fully representative of our market risk profile, as the transition of our general fund portfolio for asset-liability matching purposes under IFRS 17 and IFRS 9 was not completed until early 2023. Consequently, year-over-year variations between our 2023 results compared with the 2022 results should be viewed in this context.

In addition, our 2022 results are also not directly comparable with 2023 results because IFRS 9 hedge accounting and expected credit loss ("ECL") principles are applied prospectively effective January 1, 2023. Accordingly, we have also presented comparative quarterly and full year 2022 results as if IFRS had allowed such principles to be implemented for 2022 (the "IFRS 9 transitional impacts"). This presentation will only be reported in our MD&A for 2023 for certain 2022 comparative results.

These 2022 comparative results are non-GAAP and denoted as being "transitional" and include the financial measures noted below:

- Transitional net income (loss) attributed to shareholders;
- Transitional net income (loss) before income taxes;
- Transitional net income (loss);
- Transitional net income (loss) attributed to shareholders before income taxes;
- Common shareholders' transitional net income (loss);
- Transitional return on common shareholders' equity ("Transitional ROE");
- Transitional basic earnings (loss) per common share; and
- Transitional diluted earnings (loss) per common share.

---

[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[2] More information about the other comprehensive income option can be found in note 25 of the Consolidated Financial Statements for the year ended December 31, 2023.

Adoption of IFRS 17 and IFRS 9 has also resulted in additional definitions and revisions to the following financial measures:

- **New non-GAAP financial measures:** post-tax contractual service margin ("post-tax CSM"); post-tax contractual service margin net of non-controlling interests ("NCI") ("post-tax CSM net of NCI"); Drivers of Earnings ("DOE") line items for net investment result, other, income tax (expenses) recoveries and transitional net income attributed to participating policyholders and NCI; and core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries.
- **New non-GAAP ratios:** expenditure efficiency ratio with its component non-GAAP financial measures: total expenditures and core expenditures (for 2022 and 2023 quarterly and full year results only); and adjusted book value per common share.
- **Revised definitions of non-GAAP and other financial measures:** core earnings; expense efficiency ratio with its new component non-GAAP financial measures: total expenses and core expenses; consolidated capital; and financial leverage ratio.

Profitability

Profitability

As at and for the years ended December 31, ($ millions, unless otherwise stated)	**2023**	2022 Transitional
Net income (loss) attributed to shareholders[1]	**$ 5,103**	$ 3,498
Return on common shareholders' equity ("ROE")[1]	**11.9%**	8.2%
Diluted earnings (loss) per common share ($)[1]	**$ 2.61**	$ 1.69

As at and for the years ended December 31, ($ millions, unless otherwise stated)	**2023**	2022
Net income (loss) attributed to shareholders[1]	**$ 5,103**	$ (1,933)
Core earnings[2]	**$ 6,684**	$ 5,801
Diluted earnings (loss) per common share ($)	**$ 2.61**	$ (1.15)
Diluted core earnings per common share ("Core EPS") ($)[3]	**$ 3.47**	$ 2.90
ROE	**11.9%**	(5.5)%
Core return on shareholders' equity ("Core ROE")[3]	**15.9%**	14.0%
Expense efficiency ratio[3]	**45.5%**	45.7%
Expenditure efficiency ratio[3]	**52.2%**	52.8%
General expenses	**$ 4,330**	$ 3,731
Core expenses[2]	**$ 6,550**	$ 5,762
Core expenditures[2]	**$ 8,571**	$ 7,671

[1] 2022 results for transitional net income attributed to shareholders, transitional diluted earnings per common share and transitional ROE are adjusted to include IFRS 9 hedge accounting and expected credit loss principles ("IFRS 9 transitional impacts"). See "Implementation of IFRS 17 and IFRS 9" above for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.
[2] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[3] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

Our net income attributed to shareholders was $5.1 billion in 2023 compared with a net loss attributed to shareholders of $1.9 billion in 2022 and transitional net income attributed to shareholders of $3.5 billion in 2022. The 2022 transitional net income attributed to shareholders includes $5.4 billion of IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $6.7 billion in 2023 compared with $5.8 billion in 2022, and items excluded from core earnings of $1.6 billion of net charges in 2023 compared with a net charge of $7.7 billion in 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of $2.3 billion.

The $1.6 billion increase in net income attributed to shareholders in 2023 compared with the transitional net income attributed to shareholders in 2022 was primarily driven by growth in core earnings and a smaller net charge from market experience. The net charge from market experience in 2023 was primarily related to lower-than-expected returns (including fair value changes) relative to long-term assumptions on alternative long-duration assets ("ALDA") mainly related to real estate, private equity and energy, as well as a charge from derivatives and hedge accounting ineffectiveness. Net income attributed to shareholders in 2023 increased by $7.0 billion compared with 2022, driven by the factors noted above and the $5.4 billion of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders' equity as the corresponding offset is in other comprehensive income).

In 2023, core earnings increased $0.9 billion or 13%[1] on a constant exchange rate basis compared with 2022. The increase was driven by an increase in expected investment earnings related to higher investment yields and business growth, gains in our P&C Reinsurance business from updates to prior years' hurricane provisions of $95 million in 2023 compared with a charge of $256 million in 2022 including Hurricane Ian, improved insurance experience reflecting more favourable experience in Canada and improved, although unfavourable, experience in the U.S., and higher returns on surplus assets net of higher cost of debt financing. These were partially offset by higher performance-related costs in Corporate and Other and Global WAM, and higher investments in technology, an increase in the

[1] Percentage growth / declines in core earnings, pre-tax core earnings, total expenses, core expenses, total expenditures, core expenditures, general expenses, contractual service margin net of NCI, new business CSM, assets under management and administration, assets under management, core EBITDA, and Manulife Bank average net lending assets are stated on a constant exchange rate basis, a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

2023 ECL provision, and lower expected earnings on insurance contracts due to a slower contractual service margin ("CSM") amortization on certain variable fee approach ("VFA") contracts and the impact of the 2022 U.S. variable annuity reinsurance transactions, partially offset by the net impact of updates to actuarial methods and assumptions and business growth in Canada. In addition, 2023 core earnings benefited from growth in Global WAM's net fee income, from higher fee spreads and average assets under management and administration ("average AUMA")[1], as well as higher performance fees in Institutional Asset Management, partially offset by lower earnings from its seed capital investments due to repatriations. Actions to improve the capital efficiency of our legacy business resulted in $29 million lower core earnings in 2023 compared with 2022.

Core earnings by segment is presented in the following table. See Asia, Canada, U.S., and Global WAM sections below.

For the years ended December 31, ($ millions)	2023	2022	% change[1] 2023 vs 2022
Core earnings by segment[2]			
Asia	**$ 2,048**	$ 1,812	13%
Canada	**1,487**	1,387	7%
U.S.	**1,759**	1,566	12%
Global Wealth and Asset Management	**1,321**	1,299	2%
Corporate and Other	**69**	(263)	–
Total core earnings	**$ 6,684**	$ 5,801	15%

[1] Percentage change is on an actual exchange rate basis.
[2] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The table below presents transitional net income attributed to shareholders and net income attributed to shareholders consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2023	2022
Core earnings	**$ 6,684**	$ 5,801
Items excluded from core earnings:		
Market experience gains (losses)[1]	**(1,790)**	(2,585)
Realized gains (losses) on debt instruments	**(130)**	(1,161)
Derivatives and hedge accounting ineffectiveness	**(152)**	267
Actual less expected long-term returns on public equity	**103**	(1,291)
Actual less expected long-term returns on ALDA	**(1,623)**	(32)
Other investment results	**12**	(368)
Changes in actuarial methods and assumptions that flow directly through income[2]	**105**	26
Restructuring charge[3]	**(36)**	–
Reinsurance transactions, tax-related items and other[4]	**140**	256
Total items excluded from core earnings	**(1,581)**	(2,303)
Transitional net income attributed to shareholders	**$ n/a**	$ 3,498
Less: IFRS 9 transitional impacts:		
Change in expected credit loss		(35)
Hedge accounting		7,356
Total IFRS 9 transitional impacts (pre-tax)		7,321
Tax on IFRS 9 transitional impacts		(1,890)
Total IFRS 9 transitional impacts (post-tax)		5,431
Net income (loss) attributed to shareholders	**$ 5,103**	$ (1,933)

[1] Market experience was a net charge of $1,790 million in 2023 primarily driven by lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to real estate, private equity and energy, a net charge from derivatives and hedge accounting ineffectiveness, as well as net realized losses from the sale of debt instruments which are classified as fair value through other comprehensive income ("FVOCI") partially offset by gains from higher-than-expected returns relative to long-term assumptions on public equity. Market experience was a net charge of $2,585 million in 2022 consisting of lower-than-expected returns relative to long-term assumptions on public equity, net realized losses from the sale of debt instruments which are classified as FVOCI, and a net loss from changes in foreign currency exchange rates, partially offset by a net gain on derivatives and hedge accounting ineffectiveness. A modest net charge from ALDA was driven by lower-than-expected returns (including fair value changes) relative to long-term assumptions on real estate, partially offset by private equity.
[2] See "Critical Actuarial and Accounting Policies – Review of Actuarial Methods and Assumptions" section below for further information on the 2023 and the 2022 net gain.
[3] In the fourth quarter of 2023 ("4Q23") we reported a restructuring charge of $36 million post-tax ($46 million pre-tax) in Global WAM.
[4] In 2023, the net gain of $140 million included a one-time tax benefit of $290 million. This was partially offset by $46 million related to a provision for the cancellation of certain policies in our Vietnam operations, other tax related net true-ups of $39 million, a $38 million charge for an investment impairment in Asia and a charge of $33 million related to legal settlements in the U.S. In 2022, the net gain of $256 million consisted of tax benefits of $269 million as a result of an increase in the Canadian corporate tax rate, and a net gain of $86 million related to acquiring full ownership interest of Manulife Fund Management Co., Ltd. ("MFM"), partially offset by a charge of $71 million related to withholding tax on anticipated remittances resulting from the U.S. variable annuity reinsurance transaction, a charge of $15 million resulting from actuarial model adjustments in Asia, and a $13 million increase to an existing legal provision in the U.S.

1   For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

Transitional net income attributed to shareholders by segment and net income attributed to shareholders by segment is presented in the following tables. See Asia, Canada, U.S., and Global WAM sections below.

For the years ended December 31, ($ millions)	2023	2022 Transitional	% change[1] 2023 vs 2022 Transitional
Transitional net income (loss) attributed to shareholders by segment[2]			
Asia	$ 1,348	$ 647	108%
Canada	1,191	1,198	(1)%
U.S.	639	1,448	(56)%
Global Wealth and Asset Management	1,297	1,121	16%
Corporate and Other	628	(916)	–
Total transitional net income (loss) attributed to shareholders	**$ 5,103**	**$ 3,498**	**46%**

For the years ended December 31, ($ millions)	2023	2022	% change[1] 2023 vs 2022
Net income (loss) attributed to shareholders by segment[2]			
Asia	$ 1,348	$ 683	97%
Canada	1,191	(503)	–
U.S.	639	(2,316)	–
Global Wealth and Asset Management	1,297	1,121	16%
Corporate and Other	628	(918)	–
Total net income (loss) attributed to shareholders	**$ 5,103**	**$ (1,933)**	**–**

[1] Percentage change is on an actual exchange rate basis.

[2] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Diluted earnings (loss) per common share ("EPS") was $2.61 in 2023, compared with $(1.15) in 2022 and a transitional diluted earnings per common share of $1.69 in 2022. The increase compared with 2022 diluted EPS and 2022 transitional diluted EPS is primarily related to the increase in net income attributed to common shareholders. Diluted core earnings per common share was $3.47 in 2023, compared with $2.90 in 2022 primarily related to the increase in core earnings. The diluted weighted average common shares outstanding was 1,838 million in 2023 and 1,913 million in 2022.

Return on common shareholders' equity ("ROE") for 2023 was 11.9%, compared with (5.5)% for 2022 and a transitional ROE of 8.2% in 2022. The increase in ROE reflects higher net income attributed to common shareholders in 2023 compared with a net loss attributed to common shareholders in 2022, and the increase in ROE in 2023 compared with transitional ROE in 2022 is primarily due to higher net income attributed to common shareholders. The core return on common shareholders' equity ("core ROE") was 15.9% in 2023 compared with 14.0% in 2022. The increase in 2023 core ROE was primarily driven by an increase in common shareholders' core earnings.

Expenditure efficiency ratio and expense efficiency ratio

In 2018 we introduced our strategic priority of expense efficiency.

The expense efficiency ratio is a financial measure which we use to measure progress on this priority. The expense efficiency ratio reflects only those expenses that flow directly through core earnings ("core expenses"). Due to changes introduced by IFRS 17, certain costs that are directly attributable to acquire new business are capitalized into the CSM instead of directly flowing through core earnings and are now excluded from the ratio.

To provide a reference point to our expense efficiency ratio prior to the adoption of IFRS 17, we are temporarily introducing an additional efficiency ratio, the expenditure efficiency ratio, for 2022 and 2023 only, which captures all expenses, including costs that are directly attributable to the acquisition of new business ("core expenditures").

The **expenditure efficiency ratio** was 52.2% in 2023, compared with 52.8% in 2022. The 0.6 percentage point decrease in the ratio compared with 2022 was driven by a 12% increase in pre-tax core earnings[1], partially offset by a 10% increase in core expenditures. 2023 core expenditures increased as a result of higher performance-related costs, investments in technology, higher distribution costs reflecting stronger top-line growth, additional expenses related to the impact of now consolidating 100% of MFM and higher travel and return to pre-pandemic activities. Costs directly attributable to the acquisition of new business that are capitalized into the CSM represented approximately 24% and 25% of total core expenditures in 2023 and 2022, respectively.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

The **expense efficiency ratio** was 45.5% in 2023, compared with 45.7% in 2022. The 0.2 percentage point decrease in the ratio compared with 2022 was driven by the items noted above related to the decrease in the expenditure efficiency ratio excluding those costs that are directly attributable to the acquisition of new business which are reflected in the CSM under IFRS 17.

Total 2023 general expenses increased 16% on an actual exchange rate basis and 14% on a constant exchange rate basis compared with 2022 driven by the items noted above related to the decrease in the expenditure efficiency ratio and items excluded from core earnings. General expenses excluded from core earnings consisted primarily of a true-up of an existing legal provision and a restructuring charge in Global WAM in 2023 compared with a true-up of an existing legal provision and acquisition and integration expenses in 2022. General expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the premium allocation approach ("PAA") which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 11% on a constant exchange rate basis and 12% on an actual exchange rate basis in 2023 compared with 2022.

Business Performance

Business performance[1]

As at and for the years ended December 31,

($ millions, unless otherwise stated)	2023	2022
Asia APE sales	$ **4,469**	$ 3,793
Canada APE sales	**1,409**	1,261
U.S. APE sales	**562**	599
Total APE sales[1]	**6,440**	5,653
Asia new business value	**1,627**	1,537
Canada new business value	**490**	362
U.S. new business value	**207**	164
Total new business value[1],[2]	**2,324**	2,063
Asia new business CSM[3]	**1,549**	1,309
Canada new business CSM	**224**	199
U.S. new business CSM	**394**	387
Total new business CSM[3]	**2,167**	1,895
Asia CSM net of NCI	**12,617**	9,420
Canada CSM	**4,060**	3,675
U.S. CSM	**3,738**	4,136
Corporate and Other CSM	**25**	52
Total CSM net of NCI	**20,440**	17,283
Post-tax CSM net of NCI[4]	**17,748**	14,659
Global WAM gross flows ($ billions)[1]	**143.4**	136.9
Global WAM net flows ($ billions)[1]	**4.5**	3.2
Global WAM assets under management and administration ($ billions)[4],[5]	**849.2**	782.3
Global WAM total invested assets ($ billions)	**7.1**	5.8
Global WAM segregated funds net assets ($ billions)[5]	**248.1**	224.2
Total assets under management and administration ($ billions)[4]	**1,388.8**	1,301.1
Total invested assets ($ billions)	**417.2**	400.1
Total net segregated funds net assets ($ billions)	**377.5**	348.6

[1] For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

[2] 2022 new business value ("NBV") has not been restated as a result of the adoption of IFRS 17. The impact of not restating 2022 is not material.

[3] New business CSM is net of NCI.

[4] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

[5] The Global WAM portion of AUMA as at December 31, 2023 was $849.2 billion, an increase of 11% compared with December 31, 2022, driven by the net favourable impact of interest rate and equity markets and net inflows. The Global WAM segregated funds net assets were $248.1 billion as at December 31, 2023, an increase of 11% compared with December 31, 2022 on an actual exchange rate basis driven by the net favourable impact of interest rate and equity markets.

Annualized premium equivalent ("APE") sales were $6.4 billion in 2023, an increase of 12%[2] compared with 2022. In Asia, APE sales increased 15% compared with 2022, driven by growth in Hong Kong, mainland China and Singapore, partially offset by a decrease in Vietnam and Japan. The increase was led by demand across various markets in Asia after the lifting of all COVID-19 containment measures in early 2023. In Hong Kong, APE sales increased 58% compared with 2022, reflecting strong growth in our broker, bancassurance and agency channels, primarily driven by a return of demand from mainland Chinese visitor ("MCV") customers following the reopening of the border between Hong Kong and mainland China. Mainland China APE sales increased 62% compared with 2022, reflecting growth in

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[1] Effective January 1, 2023, our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Prior period comparative information has been restated to reflect the reclassification.

[2] Percentage growth / declines in APE sales, gross flows and NBV are stated on a constant exchange rate basis.

bancassurance and agency channels. Singapore APE sales were up 4% compared with 2022, reflecting growth in the broker channel. Vietnam APE sales were down 56% compared with 2022, reflecting a decline in agency and bancassurance channels, driven by the industry and macro-economic environment in this market. Japan APE sales decreased 9% compared with 2022, reflecting lower corporate-owned life insurance ("COLI") and other wealth sales. Other Emerging Markets[1] and International High Net Worth business APE sales were in line with 2022. In Canada, APE sales increased 12% in 2023 compared with 2022, driven by a large affinity markets sale, higher Group Insurance sales in all group benefits markets, partially offset by lower sales of segregated fund products. In the U.S., APE sales were down 10% compared with 2022 due to the adverse impact of higher short-term interest rates on accumulation insurance products for most of 2023, particularly for our affluent customers.

New business value ("NBV") was $2.3 billion in 2023, an increase of 10% compared with 2022. In Asia, NBV increased 3% compared with 2022, driven by growth in Hong Kong, mainland China, Japan and our International High Net Worth business, partially offset by lower NBV in Vietnam, Singapore and Other Emerging Markets. In Canada, NBV increased 35% compared with 2022, driven by higher sales volumes in Individual Insurance and Group Insurance and higher margins in Group Insurance and Annuities, partially offset by lower segregated funds sales. In the U.S., NBV increased 21% compared with 2022, primarily due to pricing actions, product mix and higher interest rates, partially offset by lower sales volumes.

New business contractual service margin ("New business CSM") was $2,167 million in 2023, an increase of 12% compared with 2022. Asia new business CSM increased 16% in 2023 compared with 2022, reflecting growth in Hong Kong, mainland China, Singapore, the International High Net Worth business and Other Emerging Markets, partially offset by decreases in Vietnam and Japan. In Canada, new business CSM increased 13% compared with 2022, driven by higher margins in Individual Insurance and Annuities, partially offset by lower sales volumes in Annuities. Under IFRS 17, the majority of Group Insurance and affinity products are classified as premium allocation approach and do not generate CSM. In the U.S., new business CSM decreased 2% compared with 2022 driven by lower sales volumes, partially offset by pricing actions.

The contractual service margin ("CSM") net of NCI was $20,440 million as at December 31, 2023, an increase of $3,157 million or 21% compared with December 31, 2022. The increase in CSM net of NCI reflects an increase in total CSM movement of $3,324 million, net of an increase in NCI of $167 million. Organic CSM movement was an increase of $890 million or 5%[2] in 2023, driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in 2023 earnings and a net reduction from insurance experience. Inorganic CSM movement was an increase of $2,434 million in 2023, primarily driven by changes in actuarial methods and assumptions that adjust the CSM, partially offset by changes in foreign currency exchange rates.

Global WAM gross flows of $143.4 billion increased $6.5 billion or 2% compared with 2022, primarily driven by higher gross flows in Institutional Asset Management and Retirement, partially offset by lower gross flows in Retail. See "Global Wealth and Asset Management" section below for further details.

Global WAM net inflows were $4.5 billion in 2023, compared with net inflows of $3.2 billion in 2022. Net outflows in Retirement were $4.0 billion in 2023, compared with net outflows of $0.1 billion in 2022, driven by large case pension plan redemptions by a single sponsor in the U.S. in the third quarter of 2023 ("3Q23") and 4Q23. This was partially offset by growth in member contributions. Net outflows in Retail were $0.5 billion in 2023, compared with net outflows of $1.6 billion in 2022, driven by lower mutual fund redemption rates and the launch of our Global Semiconductors strategy in Japan in 3Q23. This was partially offset by lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates. Net inflows in Institutional Asset Management were $9.0 billion in 2023, compared with net inflows of $4.9 billion in 2022, driven by higher net inflows in timberland, real estate, private equity and credit mandates, and the impact of acquiring full ownership of MFM in 4Q22[3], as well as new institutional product launches totaling $1.6 billion in 2023.

Assets under Management and Administration ("AUMA")

AUMA as at December 31, 2023 was $1.4 trillion, an increase of 9% compared with December 31, 2022, primarily due to the favourable impact of markets and net inflows. Total invested assets and segregated funds net assets increased 4% and 8%, respectively, on an actual exchange rate basis, primarily due to the net impact of interest rate and equity markets.

Assets under Management and Administration

As at December 31,

($ millions)	2023	2022
Total invested assets	$ 417,210	$ 400,142
Segregated funds net assets[1]	377,544	348,562
Mutual funds, institutional asset management and other[1],[2]	411,961	381,630
Total assets under management	**1,206,715**	1,130,334
Other assets under administration	182,046	170,768
Total assets under management and administration	**$ 1,388,761**	$ 1,301,102

[1] These assets are not available to satisfy the liabilities of the Company's general fund.

[2] Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

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[1] Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

[2] Percentage growth / decline in organic CSM is stated on a constant exchange rate basis.

[3] Manulife Fund Management ("MFM") was formerly known as Manulife TEDA Fund Management Co., Ltd ("MTEDA"). In 4Q22, we acquired full ownership of MTEDA by purchasing the remaining 51% of the shares from our joint venture partner. In 2023, we report 100% of the gross and net flows from MFM, compared with reporting only 49% of the joint venture's gross and net flows in 2022.

Financial Strength

Financial strength metrics

As at and for the years ended December 31,
($ millions, unless otherwise stated)

	2023	2022
MLI's LICAT ratio[(1)]	137%	131%
Financial leverage ratio[(2)]	24.3%	25.1%
Consolidated capital ($ billions)[(3)]	$ 73.9	$ 69.6
Book value per common share ($)	$ 22.36	$ 21.56
Adjusted book value per common share ($)[(2)]	$ 32.19	$ 29.42

[(1)] This item is disclosed under the Office of the Superintendent of Financial Institutions ("OSFI") Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline. The comparative 2022 LICAT ratio is as reported in 2022 and has not been restated for the implementation of IFRS 17.
[(2)] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.
[(3)] This item is a capital management measure. For more information on this metric, see "Non-GAAP and Other Financial Measures" below.

The Life Insurance Capital Adequacy Test ("LICAT") ratio for MLI was 137% as at December 31, 2023, compared with 131% as at December 31, 2022. The six percentage point increase from December 31, 2022 was primarily driven by the transition to the IFRS 17 accounting basis. Other positive movements included earnings and capital initiatives, partially offset by the capital impacts of market movements, capital market actions and shareholder dividends.

MFC's financial leverage ratio[1] as at December 31, 2023 was 24.3%, a decrease of 0.8 percentage points from 25.1% as at December 31, 2022. The decrease in the ratio was driven by higher post-tax CSM and an increase in total equity, partially offset by the net issuance of subordinated debt[2]. The increase in total equity was due to growth in retained earnings, partially offset by common share buybacks.

MFC's consolidated capital[1] was $73.9 billion as at December 31, 2023, an increase of $4.3 billion compared with $69.6 billion as at December 31, 2022. The increase was driven by higher post-tax CSM, an increase in total equity, and the net issuance of subordinated debt[2]. The increase in total equity was due to growth in retained earnings, partially offset by common share buybacks.

Remittances[3] were $5.5 billion in 2023 of which Asia and U.S. operations delivered $1.7 billion and $1.5 billion, respectively. Remittances in 2023 decreased by $1.4 billion compared with 2022 as prior year remittances benefited from the U.S. variable annuity transaction. Refer to "Remittance of Capital" below for more information.

Cash and cash equivalents and marketable securities[4] were $250.7 billion as at December 31, 2023 compared with $241.1 billion as at December 31, 2022. The increase of $9.6 billion was primarily driven by the higher market value of fixed income instruments due to interest rate movement and an increase in the market value of public equities due to higher equity markets. Refer to "Liquidity Risk Management Strategy" below for more information.

Book value per common share as at December 31, 2023 was $22.36, a 4% increase compared with $21.56 as at December 31, 2022. The number of common shares outstanding was 1,806 million as at December 31, 2023, a decrease of 59 million common shares from 1,865 million as at December 31, 2022, primarily due to common share buybacks.

Adjusted book value per common share as at December 31, 2023 was $32.19, a 9% increase compared with $29.42 as at December 31, 2022, driven by an increase in adjusted book value[5] and a lower number of common shares outstanding. Adjusted book value increased $3.3 billion due to an increase in post-tax CSM and growth in common shareholder's equity. The increase in common shareholder's equity reflects the growth in retained earnings, partially offset by common share buybacks.

Impact of Foreign Currency Exchange Rates

We have worldwide operations, including in Canada, the United States and various markets in Asia, and generate revenues and incur expenses in local currencies in these jurisdictions, all of which are translated into Canadian dollars. The bulk of our exposure to foreign currency exchange rates is to movements in the U.S. dollar.

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[1] Effective January 1, 2022, the calculation of financial leverage ratio and consolidated capital now includes the impact of post-tax CSM. See "Non-GAAP and Other Financial Measures" below for more information.
[2] The net issuance of subordinated debt consists of the issuance of $1.2 billion in the first quarter of 2023 and the redemption of $0.6 billion in the second quarter of 2023.
[3] For more information on this metric, see "Non-GAAP and Other Financial Measures" below.
[4] Includes cash & cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable assets, comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares.
[5] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

Items impacting our Consolidated Statements of Income are translated to Canadian dollars using average exchange rates for the respective quarterly period. For items impacting our Consolidated Statements of Financial Position, period end rates are used for currency translation purposes. The following table provides the most relevant foreign currency exchange rates for 2023 and 2022.

	Quarterly					Full Year	
Exchange rate	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Average[1]							
U.S. dollar	**1.3612**	1.3411	1.3430	1.3524	1.3575	**1.3494**	1.3015
Japanese yen	**0.0092**	0.0093	0.0098	0.0102	0.0096	**0.0096**	0.0099
Hong Kong dollar	**0.1742**	0.1714	0.1713	0.1726	0.1736	**0.1724**	0.1662
Period end							
U.S. dollar	**1.3186**	1.3520	1.3233	1.3534	1.3549	**1.3186**	1.3549
Japanese yen	**0.0094**	0.0091	0.0092	0.0102	0.0103	**0.0094**	0.0103
Hong Kong dollar	**0.1689**	0.1726	0.1689	0.1724	0.1736	**0.1689**	0.1736

[1] Average rates for the quarter are from Bank of Canada which are applied against Consolidated Statements of Income items for each period. Average rate for the full year is a 4-point average of the quarterly average rates.

Net income attributed to shareholders, transitional net income attributed to shareholders and core earnings from the Company's foreign operations are translated to Canadian dollars, and in general, our net income attributed to shareholders, transitional net income attributed to shareholders and core earnings benefit from a weakening Canadian dollar and are adversely affected by a strengthening Canadian dollar. However, in a period of net losses in foreign operations, the weakening of the Canadian dollar has the effect of increasing the losses. The relative impact of foreign currency exchange in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations.

Changes in foreign currency exchange rates increased core earnings by $136 million in 2023 compared with the same period of 2022, due to a weaker Canadian dollar compared with the U.S. dollar. The impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

Strategic Priorities Progress Update

Strategy

Our ambition is to be the most digital, customer-centric global company in our industry. The goals for our stakeholders are:



Customers
Improve Net Promoter Score ("NPS") by +36 points and delight customers[1]



Employees
Engage our employees — maintain top quartile engagement[2]



Shareholders
Deliver top quartile returns[3]

Our mission, strategic priorities and values are summarized below:



Mission
Decisions made easier.
Lives made better.
Strategic Priorities
Portfolio Optimization
Expense Efficiency
Accelerate Growth
Digital, Customer Leader
High Performing Team
Values
• Obsess about customers
• Do the right thing
• Think big
• Get it done together
• Own it
• Share your humanity

Our values enable the achievement of our mission and strategic priorities, reflect our culture, inform our behaviours, and help define how we work together:

- Obsess about customers – Predict their needs and do everything in our power to satisfy them.
- Do the right thing – Act with integrity and do what we say.
- Think big – Anything is possible. We can always find a better way.
- Get it done together – We're surrounded by an amazing team. Do it better by working together.
- Own it – Feel empowered to make decisions and take action to deliver our mission.
- Share your humanity – Build a supportive, diverse and thriving workplace.

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[1] As compared to a baseline of 1 in 2017. 2023 results are discussed in the "Strategic Priorities" section below.
[2] Top quartile employee engagement compared to global financial services companies and insurance peers. 2023 results are discussed in the "Strategic Priorities" section below.
[3] MFC's Total Shareholder Return was 67th percentile compared with our performance peer group for the five-year period ended December 31, 2023. Please refer to Manulife's most recent Management Information Circular for more information on our performance peer group.

Strategic Priorities

Our strategy is underpinned by five strategic priorities which we introduced in 2018, and we have made substantial progress on the ambitious targets that we set for ourselves.

Accelerate Growth
We strive to increase the core earnings contribution from our highest potential businesses[1] and the Asia region (our Asia segment and Asia wealth and asset management ("Asia WAM")).   Focus areas: • Execute on organic and inorganic growth opportunities in Asia and Global WAM   • Leverage global footprint and business diversity to allocate capital and resources to higher growth opportunities   • Expand North American behavioural insurance offerings to provide innovative solutions and support positive health for customers   • Drive new business growth and persistency in group benefits in Canada

			Baseline	Targets[2]
	2023	2022	2017 (IFRS 4)[3]	2025
Core earnings from highest potential businesses	**60%**	61%	54%	75%
Core earnings from Asia region	**37%**	37%	36%	50%

In 2023, 60% of core earnings were generated from our highest potential businesses compared with 61% in 2022, as the increase in core earnings from highest potential businesses was mostly in line with the increase in total company core earnings.

Since 2017, these businesses have been supported by a strong execution track record against our strategic priorities, coupled with robust inorganic growth opportunities in Asia and Global WAM markets. Our position as the third largest Pan-Asian life insurer, a scalable Global WAM platform that enables an integrated operating model and distribution capabilities, and greater demand for our North American behavioural insurance products reinforced this growth. Looking forward, we will continue to drive momentum through a strong and professional agency force, successful bancassurance partnerships, transformational digital offerings, and strategic expansion into high-potential markets in Asia.

In addition, inorganic optimization actions to transform our portfolio will further shift our focus and business mix towards our highest-potential businesses. In December 2023, we entered into an agreement with Global Atlantic to reinsure a combined $13 billion[4] of insurance and investment contract net liabilities across four in-force blocks of legacy and low ROE business. The blocks include portions of U.S. LTC, U.S. structured settlements, and two Japan whole life products; the transaction is expected to close by the end of February 2024.[2]

Asia segment core earnings in 2023 increased 11% compared with 2022 after adjusting for the impact of changes in foreign currency exchange rates, primarily reflecting higher investment yields and business growth, as well as the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment. Due to an uneven recovery following the pandemic, a challenging macroeconomic environment, and the conversion to IFRS 17 which defers the recognition of new business into CSM, we are extending our 2025 target of Asia region's 50% contribution to total company core earnings, to 2027.[2] Asia contributed to over 60%[5] of the total company CSM balance as at December 31, 2023 and over 70%[5] of the total company increase in CSM from new business in 2023, demonstrating that accelerating growth is at the heart of our ambition and our commitment to delivering 50% of total company core earnings from the Asia region.

Global WAM core earnings increased $22 million, a decline of 1% compared with 2022 on a constant exchange rate basis, reflecting an increase in performance-related costs and lower earnings from seed capital investments due to repatriations were offset by growth in net fee income, from higher fee spreads and average AUMA, as well as higher performance fees in Institutional Asset Management, and a lower effective tax rate in 2023.

Canada group insurance core earnings in 2023 benefited from more favourable insurance experience, business growth, and higher expected investment earnings from higher yields and business growth.

We continue to innovate and scale our behavioural insurance offerings in North America.

Confidence in the strength of our diverse, global franchise, balance sheet and financial flexibility position us well to capitalize on attractive opportunities for our highest potential businesses.

---

[1] Highest potential businesses include Asia segment, Global WAM, Canada group benefits and North American behavioural insurance products.
[2] See "Caution regarding forward-looking statements" above.
[3] 2017 core earnings is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.
[4] Insurance and investment contract net liabilities amounts are as at September 30, 2023.
[5] CSM closing balance and 2023 new business recognized into CSM are net of non-controlling interests (pre-tax).

2023 Highlights

- In Asia:
  - Continued to enhance our MCV capabilities to complement our prominent domestic franchise in Hong Kong with the support from the launch of an expanded hospital network covering more than 3,000 hospitals in mainland China and the opening of our second prestige service centre in Hong Kong. Our continued investments in MCV capabilities have contributed to robust MCV APE sales in 2023, more than double that of our 2019 pre-pandemic levels; and
  - Continued to drive agency productivity and professionalization across the region, with the initial roll out of Manulife Pro in Singapore and Vietnam, a comprehensive premier recognition and activation program, providing selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads.
- In Global WAM:
  - Entered an agreement to acquire multi-sector alternative credit manager CQS, headquartered in London. The acquisition will give MIM and CQS clients enhanced access to our combined global investment solutions. We will retain CQS's rigorous investment philosophy and process and bring its differentiated capabilities to new investors by leveraging our global footprint. The CQS credit platform has approximately $18.8 billion in assets under management as of October 31, 2023, and the transaction is expected to close in the first half of 2024 subject to customary closing conditions and regulatory approvals; and
  - Continued to meet investor needs for wealth solutions through the expansion of our product offerings with the launch of the Global Semiconductors strategy in Japan Asia Retail which garnered more than $0.8 billion in net flows since its launch in 3Q23.
- In Canada:
  - Partnered with League, a leading healthcare technology provider, to offer our group benefits members more personalized and integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options; and
  - Partnered with Cleveland Clinic Canada, using its global healthcare expertise to enhance product offering and services to over five million group benefits plan members, including their families, by providing industry research, thought leadership, and education materials.
- In the U.S.:
  - Expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature;
  - Launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality Program, through its network of more than 6,900 advisors; and
  - Enhanced our John Hancock Vitality Program by extending eligibility to access GRAIL's Galleri® multi-cancer early detection test to additional members, expanding eligibility for preventative care and early detection behaviours through annual skin cancer screenings, and introducing a personalized way to incentivize members to be more physically active through a new Active Rewards feature.

Digital, Customer Leader

We strive to continue improving our digital, customer leadership through the NPS and straight-through-processing ("STP")[1] lens.

Focus areas:
- Harness customer feedback to enhance the experience delivered
- Build differentiated, market-leading priority customer experiences
- Extend customer relationships through value-added advice, and new services in health and wellness
- Drive NPS through a robust NPS system that spans across the customer journey

| | 2023 | 2022 | Baseline | | Targets[2] |
			2018	2017	2025
Net promoter score	**23**	20	n/a	1	37
Straight-through-processing (STP)	**85%**	83%	68%	n/a	88%

We have made significant progress against our NPS ambition, driving a 3-point improvement from 2022 and a 22-point improvement from our 2017 baseline of 1, leading or on par with peers[3] across the majority of our business lines. Despite this progress, headwinds experienced in select markets have impacted our momentum, and while we remain committed to digital, customer leadership as a strategic priority, we are extending our 2025 NPS target of 37, to 2027. We are focused on driving customer experience improvements across our business portfolio and progressing our mission to make decisions easier, lives better.

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[1] Straight-through processing represents customer interactions that are completely digital, and includes money movement.
[2] See "Caution regarding forward-looking statements" above.
[3] Based on studies conducted in 2023 by IPSOS, a global market research company.

We are making consistent progress on our global STP objective, with a 2 percentage point improvement from 2022 and a 17 percentage point improvement from the 2018 baseline across segments in a variety of areas. In 2023, we continued to invest in digital capabilities through the delivery of multiple technology transformation initiatives across segments, notably the group benefits claims system transformation in Canada, enhancement of websites/portals enabling customer self service capabilities globally, and the launch of targeted campaigns to drive digital adoption globally.

Customer centricity is at the heart of our ambition and we remain focused on achieving our NPS and STP targets of 37 and 88%, respectively.

2023 Highlights
- In Asia:
  - Completed Phase 1 of the policy administration system modernization in mainland China, launching new business and underwriting modules on the new cloud-native solution, together with the seamless data migration of more than three million customers. This enables scale and efficiency, and lays the foundation for improved customer, distributor and partner experience; this milestone will enable faster speed to market through collaborative product development and easier integration with our digital partners' ecosystems;
  - Made it easier for customers to manage their policies through the continued enhancement of our voice bot capabilities at our contact center in Japan, including the migration of our telephony systems to Amazon Connect[1]. This has contributed to a year-over-year 13 percentage point increase in 2023 in the proportion of customer-initiated interactions that are handled by interactive voice response system without any human intervention; and
  - Enhanced customer experience at point of sales in Vietnam through the roll-out of a first-in-market digital pre-issuance verification tool, providing customers with an easier way to review their policy before issuance, and ensure that it fully addresses their insurance needs.
- In Global WAM:
  - Continued to enhance and broaden our wealth planning and advice business in Canada Retail through strategic agreements with Fidelity Clearing Canada and Envestnet that will provide access to leading advisory technology and portfolio management platforms, which combined will deliver an enhanced digital client experience and improved advisor productivity;
  - Increased our mobile application user count in Canada Retirement by 38% in 2023 following the delivery of new features (fund switch and TFSA lump sum contributions) and experience enhancements (deep linking and personalized nudges enhancements);
  - Continued to improve "Join Now", our digital enrolment process in Canada Retirement, with features that have enabled us to deploy it to 92% of eligible sponsors, representing an increase of 10% compared with 2022. This contributed to 49,500 new digital enrolments in 2023; and
  - Accelerated customer adoption of digital applications in Canada Retirement through our "Say Goodbye to Paper" campaign which contributed to a 165% increase in members converting to e-statements over the campaign period, which spanned from June to August, and an increase in satisfaction with their digital experience.
- In Canada:
  - Grew our annual Manulife mobile app downloads by 18%, supported by upgrades designed to enhance our customers' digital experience and a successful communication campaign highlighting the ease and speed of online claims submissions;
  - Expanded our Personalized Medicine program to all group benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes; and
  - Increased our use of Amazon Connect[1], which enabled a more holistic digital customer experience and drove operational efficiency. This contributed to a 25% reduction of call transfer rates year over year for contact centres that had moved to Amazon Connect.
- In the U.S.:
  - Optimized the customer registration experience across our customer websites resulting in a 26% increase in online registrations in 2023, contributing to a 19% improvement in unique website traffic;
  - Eliminated over 7.8 million pieces of paper and mail by automating key back-end processes and increasing digital communications, including our first e-delivery of life insurance policy prospectuses; and
  - Enhanced our interactive voice response authentication enabling 29% of inbound calls to be completed with no human interaction.

Expense Efficiency

We remain focused on driving efficient growth by effectively managing expense growth at a rate below the pace of our topline growth, while ensuring outstanding customer experience and digital ways of working.

Focus areas:
- Leverage global scale and operating environment
- Streamline business processes and eliminate activities not valued by end customers
- Continue to sustain a culture of expense efficiency and driving efficient growth

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1 Amazon Connect from Amazon Web Services Inc.

			Baseline	Target[1]
	2023	2022	2017 (IFRS 4)[2]	2022 and onwards
Expense efficiency ratio	**45.5%**	45.7%	55.4%	<50%

We previously delivered on our 2022 target of $1 billion in expense efficiencies in 2020, two years ahead of schedule. Progress on our expense efficiency ratio compared with the 2017 baseline, reflects a cultural shift throughout the organization that rightsized our expense base by eliminating significant costs and allowing us to be more nimble.

The expense efficiency ratio was 45.5% for 2023, compared with 45.7% in 2022. The 0.2 percentage point decrease in the ratio compared with 2022 was driven by a 12% increase in pre-tax core earnings, offset by a 12% increase in core expenses. Core expenses increased in comparison with 2022 as a result of higher performance-related costs, investments in technology, additional expenses related to the impact of now consolidating 100% of MFM and higher travel and return to pre-pandemic activities.

Expense efficiency continues to be an important lever in our current operating environment, and we remain committed to consistently achieving a ratio of less than 50%.

2023 Highlights
- Continued to improve expense efficiency by lowering unit costs and improving scalability of our operations through:
  - Digitizing to improve automation and straight-through processing;
  - Simplifying and standardizing processes;
  - Optimizing organizational structure;
  - Actively managing third-party spend and procurement; and
  - Rationalizing real estate expenditures.
- Achieved annual savings of approximately $250 million (pre-tax) in 2023 resulting from the restructuring action in the first half of 2021.

Portfolio Optimization
We will continue to optimize our legacy businesses and reduce the combined contributions from long-term care insurance ("LTC") and variable annuities ("VA") businesses. **Focus areas:** • Deliver capital release from legacy or low ROE businesses, including variable annuity, long-term care insurance and select long-duration, guaranteed insurance products • Optimize portfolio to improve our risk profile and ROE • Create value for customers and shareholders through in-force management initiatives

			Baseline	Target[1]
	2023	2022	2017 (IFRS 4)	2025
Core earnings contribution from LTC and VA	**12%**	16%	24%	<15%

We previously achieved our 2022 target to release $5.0 billion of capital in 2019, three years ahead of schedule, when we reduced the size of our legacy businesses, freed up capital, and improved core ROE through actions such as reinsurance transactions in North America, buy-back programs on guaranteed minimum withdrawal benefit ("GMWB") blocks, repricing life insurance blocks, and reinsurance renegotiations and recaptures. In 2022, we completed two transactions to reinsure over 80% of our legacy U.S. variable annuity block, releasing $2.5 billion of capital and significantly reducing our risk. In December 2023, we entered into an agreement with Global Atlantic to reinsure four in-force blocks of legacy or low ROE businesses, including $6 billion[3] of LTC insurance contract net liabilities; in 2024, this transaction is expected to release $1.2 billion of capital[4], reducing our risk profile and unlocking significant value for shareholders. With this transaction and other portfolio optimization efforts, we have released over $10 billion[4] of capital since 2018.

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[1] See "Caution regarding forward-looking statements" above.
[2] 2017 expense efficiency ratio is a non-GAAP ratio.
[3] Insurance contract net liabilities amounts are as at September 30, 2023.
[4] Pro-forma. Includes $9 billion of capital release from 2018 to 2022 under IFRS 4, $0.2 billion from 2023 initiatives under IFRS 17, and an estimated $1.2 billion capital release under IFRS 17 from this transaction to be recognized in 2024.

In 2023, we achieved our 2025 target of less than 15% of core earnings contribution from LTC and VA, two years ahead of schedule. Contribution to core earnings from these businesses was 12% in 2023, a decrease of 4 percentage points as compared with 2022, primarily driven by core earnings growth in other businesses and lower combined core earnings from LTC and VA. The decrease in combined core earnings from LTC and VA was driven by lower CSM recognized and more unfavourable LTC insurance experience in 2023 compared to 2022. The reinsurance transaction noted above is expected to further reduce the core earnings contribution from LTC and VA by 1 percentage point[1]. A dedicated team working exclusively on portfolio optimization, and our proactive, disciplined approach in optimizing the in-force business, are key success factors to these achievements.

We aim to create strategic and financial flexibility to deliver on our Total Shareholder Return objectives by continuing to assess inorganic options, taking into account policyholder considerations and the impacts to our risk profile and ROE. We are also confident in our ability to effectively manage the LTC and VA blocks of business to maturity, most importantly by seeking premium increases for LTC for which we have a strong track record of success[1]. We are also investing and leveraging technologies to transform the LTC customer experience, providing significant value to our customers and shareholders.

2023 Highlights

- Entered into an agreement to reinsure $13 billion[2] of insurance and investment contract net liabilities:
  - U.S. LTC ($6 billion), and structured settlements ($1.6 billion) and two Japan whole life products ($5.6 billion);
  - In 2024, this transaction is expected to release $1.2 billion[3] of capital;
- Released $217 million of capital through various other reinsurance optimization opportunities in 2023; and
- In the LTC business, expanded anti-fraud, waste and abuse initiatives, as well as wellness programs, and began buyout offerings while continuing to gain approval on the assumed premium increases.

High Performing Team
We are committed to enabling a high performing team and maintaining top quartile employee engagement compared to global financial services and insurance peers. **Focus areas:** • Organizational effectiveness and speed of decision making • Diversity, equity, and inclusion • Developing our talent with differentiated capabilities • Continuing to strengthen our value proposition to attract and retain top talent

	2023	2022	Baseline 2017[4]	Target[1] 2022 and onwards
Employee Engagement	**1st quartile**	1st quartile	2nd quartile	1st quartile

We achieved a top quartile employee engagement rank[5] in each of 2020, 2021, 2022 and 2023. Our employee engagement score has improved steadily from 2017 to 2022, and in 2023 we have maintained our top quartile position.

Our high performing team has been a key enabler of accomplishments to date, and we remain committed to achieving top quartile employee engagement going forward.

2023 Highlights

- Awarded the Gallup Exceptional Workplace Award, recognizing our focus on engagement and prioritization of the employee experience that creates an authentic, unique culture that empowers our colleague population to do and achieve more;
- Named to Bloomberg's 2023 Gender-Equality Index for the fifth consecutive year, highlighting our commitment to support gender equality through policy development, representation, and transparency;
- Recognized globally across various markets by a number of organizations:
  - By Mediacorp Canada Inc. as one of Canada's Top 100 Employers for the third year in a row, and as one of Canada's Top Employers for Young People in 2023;
  - By Forbes as one of Canada's Best Employers for the seventh consecutive year, one of Canada's Best Employers for Diversity in 2023, and as one of the World's Best Employers for the fourth consecutive year; and,
  - By HR Asia as one of the "Best Companies to work for in Asia 2023" across six of our Asian markets[6]; and

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1   See "Caution regarding forward-looking statements" above.
2   Insurance and investment contract net liabilities amounts are as at September 30, 2023.
3   Pro-forma. Estimated capital release under IFRS 17 from this transaction to be recognized in 2024.
4   Starting in 2019, engagement surveys were transitioned to the Gallup methodology.
5   Based on the annual global employee engagement survey conducted by Gallup. Ranking is measured by the engagement grand mean as compared to Gallup's Finance and Insurance Company level database.
6   mainland China, Hong Kong, Malaysia, Vietnam, Indonesia and the Philippines.

- Appointed to the Dow Jones Sustainability North America Index ranking in the 93rd percentile of its GICS® Industry Group, as one of only eight insurers across North America to be included in the index overall; this recognition underscores our leading sustainable business practices and proven ability to deliver long-term shareholder value.

Medium-term financial and operating targets[1]

Our medium-term financial targets, as communicated in May 2022, remain unchanged:
- Core EPS growth of 10% to 12%;
- Core ROE of 15%+;
- Leverage ratio of 25%;
- Common share core dividend payout ratio[2] range of 35% to 45%;
- CSM balance growth of 8% to 10% per year; and
- New business CSM growth of 15% per year.

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[1] See "Caution regarding forward-looking statements" above.
[2] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

2. Asia[1]

Our Asia segment is a leading provider of insurance products and insurance-based wealth accumulation products, driven by a customer-centric strategy, and leveraging the asset management expertise and products managed by our Global Wealth and Asset Management segment. Present in many of Asia's largest and fastest growing economies, we are well positioned to capitalize on the attractive underlying demographics of the region, underpinned by a rigorous focus on creating value for our customers, employees and shareholders.

We have insurance operations in 12 markets: Hong Kong, Macau, Japan, Bermuda, mainland China, Singapore, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia, and Myanmar.

We have a diversified multi-channel distribution network, including approximately 98,000 contracted agents and over 100 bank partnerships. We also work with many independent agents, financial advisors, and brokers. Among our bancassurance partnerships we have 10 exclusive partnerships, including a long-term partnership with DBS Bank across Singapore, Hong Kong, mainland China, and Indonesia, and our recently extended partnership with Alliance Bank in Malaysia, that give us access to over 35 million bank customers.

In 2023, our Asia segment contributed 31%[2] of the Company's core earnings from operating segments and, as at December 31, 2023, accounted for 12% of the Company's assets under management and administration.

Profitability

Asia reported net income attributed to shareholders of $1,348 million in 2023 compared with net income attributed to shareholders of $683 million and transitional net income attributed to shareholders of $647 million in 2022. The 2022 transitional net income attributed to shareholders includes a charge of $36 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $2,048 million in 2023 compared with $1,812 million in 2022, and items excluded from core earnings, which amounted to a net charge of $700 million for 2023 compared with a net charge of $1,129 million in 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of $1,165 million. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders for 2023 and core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022. The changes in net income attributed to shareholders and core earnings expressed in Canadian dollars were due to the factors described below and, in addition, the change in core earnings reflected a net $38 million favourable impact due to changes in various foreign currency exchange rates versus the Canadian dollar.

Expressed in U.S. dollars, the presentation currency of the segment, net income attributed to shareholders was US$995 million in 2023 compared with net income attributed to shareholders of US$516 million and transitional net income attributed to shareholders of US$481 million in 2022. Core earnings were US$1,518 million in 2023 compared with US$1,392 million in 2022 and items excluded from core earnings amounted to a net charge of US$523 million in 2023 compared with a net charge of US$876 million in 2022. Items excluded from core earnings in 2022 on a transitional basis were a net charge of US$911 million. Items excluded from core earnings are outlined in the table below.

Core earnings in 2023 increased 11% compared with 2022, after adjusting for the impact of changes in foreign currency exchange rates. The changes in core earnings by geography are primarily due to the following:

- Hong Kong increased 9% driven by improved insurance experience, an increase in expected earnings on insurance contracts, primarily reflecting the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment partially offset by slower CSM amortization on certain VFA contracts, and higher expected investment income due to business growth;
- Singapore increased 15% driven by favourable insurance experience and an increase in CSM amortization reflecting the impact of updates to actuarial methods and assumptions, partially offset by lower investment results;
- Vietnam increased 23% benefiting from higher investment yields and improved claims experience, partially offset by lower CSM amortization;
- Mainland China increased 77% reflecting higher expected investment income due to business growth, and improved new business results on onerous contracts as a result of product actions;
- Other Emerging Markets increased 15% reflecting higher investment yields;
- Japan increased 8% reflecting higher expected investment income due to higher investment yields and business growth; and
- International High Net Worth business decreased 4% due to modestly unfavourable claims experience, partially offset by an increase in CSM amortization reflecting the impact of updates to actuarial methods and assumptions.

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[1] Effective January 1, 2023, we have made a change to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment (in Asia Other) to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

[2] This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

The table below presents net income attributed to shareholders (2023 and 2022) and transitional net income attributed to shareholders (2022) for Asia consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	Canadian $ 2023	Canadian $ 2022	US $ 2023	US $ 2022
Core earnings	**$ 2,048**	$ 1,812	**$ 1,518**	$ 1,392
Items excluded from core earnings:[1]				
Market experience gains (losses)	**(553)**	(1,141)	**(413)**	(893)
Realized gains (losses) on debt instruments	**(113)**	*(241)*	**(83)**	*(183)*
Derivatives and hedge accounting ineffectiveness	**(264)**	*(135)*	**(197)**	*(100)*
Actual less expected long-term returns on public equity	**12**	*(488)*	**8**	*(385)*
Actual less expected long-term returns on ALDA	**(72)**	*42*	**(54)**	*36*
Other investment results	**(116)**	*(319)*	**(87)**	*(261)*
Changes in actuarial methods and assumptions that flow directly through income	**(68)**	(9)	**(51)**	(7)
Reinsurance transactions, tax-related items and other	**(79)**	(15)	**(59)**	(11)
Total items excluded from core earnings	**(700)**	(1,165)	**(523)**	(911)
Transitional net income attributed to shareholders	**n/a**	$ 647	**n/a**	$ 481
Less: IFRS 9 transitional impacts:				
Change in expected credit loss		(34)		(26)
Hedge accounting		(80)		(71)
Total IFRS 9 transitional impacts (pre-tax)		(114)		(97)
Tax on IFRS 9 transitional impacts		78		62
Total IFRS 9 transitional impacts (post-tax)		(36)		(35)
Net income (loss) attributed to shareholders	**$ 1,348**	$ 683	**$ 995**	$ 516

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Business Performance
(All percentages quoted are on a constant exchange rate basis)

APE sales in 2023 were US$3,313 million in 2023, representing an increase of 15% compared with 2022. APE sales increased in Hong Kong, mainland China, and Singapore, and were partially offset by a decrease in Vietnam and Japan. The increase was led by demand across various markets in Asia after the lifting of all COVID-19 containment measures in early 2023.

In Hong Kong, APE sales were US$904 million in 2023, a 58% increase compared with 2022, reflecting strong growth in our broker, bancassurance and agency channels, primarily driven by a return of demand from MCV customers following the reopening of the border between Hong Kong and mainland China. Mainland China APE sales were US$738 million in 2023, a 62% increase compared with 2022, reflecting growth in bancassurance and agency channels. Singapore APE sales were US$817 million in 2023, a 4% increase compared with 2022, reflecting growth in the broker channel. Vietnam APE sales were US$147 million in 2023, a 56% decrease compared with 2022, reflecting a decline in agency and bancassurance channels, driven by the industry and macro-economic environment in this market. Japan APE sales were US$262 million in 2023, a decrease of 9% compared with 2022, reflecting lower COLI and other wealth sales. Other Emerging Markets and International High Net Worth business APE sales in 2023 were in line with 2022.

New business value ("NBV") was US$1,206 million in 2023, an increase of 3% compared with 2022. NBV was higher in Hong Kong, mainland China, Japan, and our International High Net Worth business, partially offset by lower NBV in Vietnam, Singapore, and Other Emerging Markets.

- In Hong Kong, NBV was US$538 million in 2023, a 20% increase compared with 2022, reflecting higher sales volumes, partially offset by a higher proportion of lower margin savings products.
- In mainland China, NBV was US$111 million in 2023, a 139% increase compared with 2022, reflecting higher sales volumes and product mix.
- In Japan, NBV was US$117 million in 2023, an increase of 22% compared with 2022 due to product mix and management actions, partially offset by lower sales volume.
- NBV of International High Net Worth business was US$155 million in 2023, an 8% increase compared with 2022 due to product mix.
- In Vietnam, NBV was US$25 million in 2023, an 86% decrease compared with 2022, reflecting lower sales volumes and the impact of updates to actuarial methods and assumptions.
- In Singapore, NBV was US$207 million in 2023, a 2% decrease compared with 2022 due to increase in the cost of reinsurance, partially offset by higher sales volumes and product mix.
- NBV of Other Emerging Markets was US$53 million, a 4% decrease compared with 2022 due to changes in product mix.

The new business value margin ("NBV margin")[1] was 41.2% in 2023, a decrease of 3.3 percentage points compared with 2022.

New business CSM was US$1,148 million in 2023, a 16% increase compared with 2022. New business CSM was higher in Hong Kong, mainland China, Singapore, the International High Net Worth business and Other Emerging Markets, partially offset by lower new business CSM in Vietnam and Japan.

- In Hong Kong, new business CSM was US$501 million in 2023, a 49% increase compared with 2022, reflecting higher sales volumes and the impact of updates to actuarial methods and assumptions, partially offset by higher proportion of lower margin savings products.
- In mainland China, new business CSM was US$103 million in 2023, a nine-fold increase compared with the US$10 million reported in 2022, reflecting higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions.
- In Singapore, new business CSM was US$181 million in 2023, a 21% increase compared with 2022, reflecting higher sales volumes, product mix and the impact of updates to actuarial methods and assumptions.
- New business CSM of International High Net Worth business was US$172 million in 2023, a 15% increase compared with 2022, reflecting product mix.
- New business CSM of Other Emerging Markets was US$34 million, a 59% increase compared with 2022, reflecting product mix and the impact of updates to actuarial methods and assumptions.
- In Vietnam, new business CSM was US$64 million in 2023, a 73% decrease compared with 2022, reflecting lower sales volumes and the impact of updates to actuarial methods and assumptions.
- In Japan, new business CSM was US$93 million in 2023, a decrease of 7% compared with 2022 due to lower sales volume and model refinements, partially offset by product mix.

CSM net of NCI was US$9,570 million as at December 31, 2023, an increase of US$2,760 million net of a US$141 million increase attributed to NCI compared with December 31, 2022. Organic CSM movement was an increase of US$537 million in 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in 2023 earnings and a net reduction from insurance experience. Inorganic CSM movement was an increase of US$2,223 million in 2023 largely due to changes in actuarial methods and assumptions that adjust the CSM.

Business Performance

For the years ended December 31, ($ millions)	Canadian $		US $	
	2023	2022	**2023**	2022
Annualized premium equivalent sales	**$ 4,469**	$ 3,793	**$ 3,313**	$ 2,920
New business value	**$ 1,627**	$ 1,537	**$ 1,206**	$ 1,181
New business contractual service margin net of NCI	**$ 1,549**	$ 1,309	**$ 1,148**	$ 1,006
Contractual service margin net of NCI	**$ 12,617**	$ 9,420	**$ 9,570**	$ 6,951

Assets under Management[2] ("AUM")
Asia's assets under management were US$128.4 billion as at December 31, 2023, an increase of US$13.2 billion or 13% compared with December 31, 2022. The increase was driven by lower interest rates and positive equity market performance in 2023 on invested assets and segregated funds net assets, and business growth.

Assets under Management

As at December 31, ($ millions)	Canadian $		US $	
	2023	2022	**2023**	2022
Total invested assets	**$ 144,433**	$ 132,808	**$ 109,533**	$ 98,007
Segregated funds net assets	**24,854**	23,227	**18,846**	17,138
Total assets under management	**$ 169,287**	$ 156,035	**$ 128,379**	$ 115,145

Strategic Highlights
Asia continues to be a core driver of growth for Manulife, supported by a clear strategy, a focus on execution, a strong team, and a diversified footprint in 12 markets. Our growth is underpinned by powerful economic secular trends including middle-class emergence, low insurance penetration and an estimated mortality protection gap of more than US$100 trillion by 2030[3] driving continued demand for financial solutions.

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[1] For more information on this metric, see "Non-GAAP and Other Financial Measures" below.
[2] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.
[3] Closing Asia's mortality protection gap, Swiss Re, July 2020.

We continued to invest in our diversified distribution platform to accelerate growth. In 2023 we:

- Continued to enhance our MCV capabilities to complement our prominent domestic franchise in Hong Kong with support from the launch of an expanded hospital network covering more than 3,000 hospitals in mainland China and the opening of our second prestige service centre in Hong Kong. Our continued investments in MCV capabilities have contributed to robust MCV APE sales in 2023, more than double that of our 2019 pre-pandemic levels;
- Launched a unified high net worth onboarding platform in Bermuda, Hong Kong, and Singapore. The new platform makes new business application, underwriting and compliance processes simpler and faster, enabling more streamlined interactions and an overall enhanced experience for both our brokers and customers;
- Continued to drive agency productivity and professionalization across the region, with the initial roll out of Manulife Pro in Singapore and Vietnam, a comprehensive premier recognition and activation program, providing selected agents with differentiated resources and tools, including dedicated underwriting support and enhanced customer engagement services with access to customer leads; and
- Further leveraged our exclusive partnership with a general insurer to generate cross-referrals in Hong Kong by promoting our partner's travel insurance solutions, capturing the increased demand for travel post-pandemic. This has provided us with a further opportunity to address the life insurance needs of our customers.

In 2023, we continued to invest in our digital capabilities to enhance the customer and distributor experience.

- Completed Phase 1 of the policy administration system modernization in mainland China, launching new business and underwriting modules on the new cloud-native solution, together with the seamless data migration of more than three million customers. This enables scale and efficiency, and lays the foundation for improved customer, distributor and partner experience; this milestone will enable faster speed to market through collaborative product development and easier integration with our digital partners' ecosystems;
- Made it easier for customers to manage their policies through the continued enhancement of our voice bot capabilities at our contact center in Japan, including the migration of our telephony systems to Amazon Connect[1]. This has contributed to a year-over-year 13 percentage point increase in 2023 in the proportion of customer-initiated interactions that are handled by interactive voice response system without any human intervention; and
- Enhanced customer experience at point of sales in Vietnam through the roll-out of a first-in-market digital pre-issuance verification tool, providing customers with an easier way to review their policy before issuance, and ensure that it fully addresses their insurance needs.

In addition, in 4Q23 we entered into an agreement to reinsure two whole-life products in Japan, representing insurance contract net liabilities of $5.6 billion as of September 30, 2023, as part of a reinsurance transaction with Global Atlantic that includes legacy long-term care and structured settlement businesses in the U.S.

We continued to maintain a diverse and engaged culture and make Manulife a great place to work. Manulife has been recognized by HR Asia as one of the "Best Companies to Work for in Asia 2023" in six of our Asian markets—mainland China, Hong Kong, Malaysia, Vietnam, Indonesia and the Philippines.

---

[1] Amazon Connect from Amazon Web Services Inc.

3. Canada[1]

Our Canada segment is a leading financial services provider, offering insurance products, insurance-based wealth accumulation and decumulation products, and banking solutions, has an in-force variable annuity business, and leverages the asset management expertise and products managed by our Global Wealth and Asset Management segment. The comprehensive solutions we offer target a broad range of customer needs and foster holistic long-lasting relationships.

We offer financial protection solutions to individuals, families and business owners through a combination of competitive products, professional advice and quality customer service. We provide group life, health and disability insurance solutions to Canadian employers, with approximately 27,000 Canadian businesses and organizations entrusting their employee benefit programs to Manulife's Group Insurance. We also provide life, health, disability and specialty products, such as mortgage creditor and travel insurance, through advisors, sponsor groups and associations, as well as direct-to-customer. We continue to increase the proportion of products with behavioural insurance features.

Manulife Bank offers flexible debt and cash flow management solutions as part of a customer's overall financial plan. Products include savings and chequing accounts, guaranteed investment certificates, lines of credit, investment loans, mortgages and other specialized lending programs, offered through financial advisors and mortgage brokers supported by a broad distribution network.

In 2023, our Canada segment contributed 22% of the Company's core earnings from operating segments and, as at December 31, 2023, accounted for 11% of the Company's assets under management and administration.

Profitability

Canada's reported net income attributed to shareholders of $1,191 million in 2023 compared with a net loss attributed to shareholders of $503 million and transitional net income attributed to shareholders of $1,198 million in 2022. The 2022 transitional net income includes a gain of $1,701 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which were $1,487 million in 2023 compared with $1,387 million in 2022, and items excluded from core earnings, which amounted to a net charge of $296 million in 2023 compared with a net charge of $1,890 million in 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of $189 million. Items excluded from core earnings are outlined in the table below. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders for 2023 and core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

The $100 million increase in core earnings was driven by more favourable insurance experience, higher expected investment earnings from higher yields and business growth, and business growth in Group Insurance, partially offset by slower CSM amortization on certain VFA contracts.

The table below presents net income attributed to shareholders (2023 and 2022) and transitional net income attributed to shareholders (2022) for Canada consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	2023	2022
Core earnings	**$ 1,487**	$ 1,387
Items excluded from core earnings:[(1)]		
Market experience gains (losses)	**(341)**	(196)
Realized gains (losses) on debt instruments	*(10)*	*(74)*
Derivatives and hedge accounting ineffectiveness	*65*	*93*
Actual less expected long-term returns on public equity	*(13)*	*(90)*
Actual less expected long-term returns on ALDA	*(327)*	*(278)*
Other investment results	*(56)*	*153*
Changes in actuarial methods and assumptions that flow directly through income	**41**	47
Reinsurance transactions, tax-related items and other	**4**	(40)
Total items excluded from core earnings	**(296)**	**(189)**
Transitional net income attributed to shareholders	**n/a**	**$ 1,198**
Less: IFRS 9 transitional impacts:		
Change in expected credit loss		(22)
Hedge accounting		2,690
Total IFRS 9 transitional impacts (pre-tax)		**2,668**
Tax on IFRS 9 transitional impacts		(967)
Total IFRS 9 transitional impacts (post-tax)		**1,701**
Net income (loss) attributed to shareholders	**$ 1,191**	**$ (503)**

[(1)] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

---

[1] Effective January 1, 2023, refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Business Performance

APE sales were $1,409 million in 2023, an increase of 12% compared with 2022. Individual Insurance APE sales of $564 million in 2023 increased 36% compared with 2022, driven by a large affinity markets sale, partially offset by lower participating insurance sales. Group Insurance APE sales of $644 million in 2023 increased 12% compared with 2022, reflecting higher sales in all group benefits markets. Annuities APE sales of $201 million in 2023 decreased 26% compared with 2022, primarily due to lower sales of segregated fund products, partially offset by higher fixed product sales.

CSM was $4,060 million as at December 31, 2023, an increase of $385 million compared with December 31, 2022. Organic CSM movement was an increase of $71 million in 2023 driven by the impact of new insurance business, expected movements related to finance income or expenses, and insurance experience gains, partially offset by amounts recognized for service provided in 2023 earnings. Inorganic CSM movement was an increase of $314 million in 2023 largely due to changes in actuarial methods and assumptions, partially offset by the unfavourable impact of markets, primarily driven by high interest rates on certain variable annuity contracts.

Manulife Bank average net lending assets[1] were $25.1 billion in 2023, up $0.9 billion or 4% compared with 2022, driven by improved retention and business growth.

Business Performance

For the years ended December 31,
($ millions)

	2023	2022
APE sales	$ **1,409**	$ 1,261
Contractual service margin	$ **4,060**	$ 3,675
Manulife Bank average net lending assets[1]	$ **25,050**	$ 24,113

[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.

Assets under Management

Canada's assets under management of $147.5 billion as at December 31, 2023 increased $4.9 billion or 3% from $142.6 billion as at December 31, 2022, due to higher total invested assets from business growth and the impact of changes in interest rates.

Assets under Management

As at December 31,
($ millions)

	2023	2022
Total invested assets	$ **111,456**	$ 106,929
Segregated funds net assets	**36,085**	35,695
Total assets under management	$ **147,541**	$ 142,624

Strategic Highlights

We added innovative customer-centric enhancements across our product shelf and formed key external partnerships to help Canadians focus on improving their health and wellness. During 2023, we:

- Improved our customer experiences across our various businesses:
  - Grew our annual Manulife mobile app downloads by 18%, supported by upgrades designed to enhance our customers' digital experience and a successful communication campaign highlighting the ease and speed of online claims submissions;
  - Expanded our Personalized Medicine program to all group benefits extended healthcare plans, making this service available to more customers, while enabling them to learn about medications that best meet their needs and work with healthcare providers on customized treatment plans that can lead to better outcomes; and
  - Increased our use of Amazon Connect[2], which enabled a more holistic digital customer experience and drove operational efficiency. This contributed to a 25% reduction of call transfer rates year over year for contact centres that had moved to Amazon Connect;

- Established strategic partnerships to provide meaningful and customized health and wellness information to our clients:
  - Partnered with League, a leading healthcare technology provider, to offer our group benefits members more personalized and integrated digital healthcare experiences, enabling them to connect their benefits directly with healthcare options; and
  - Partnered with Cleveland Clinic Canada, using its global healthcare expertise to enhance product offering and services to over five million group benefits plan members, including their families, by providing industry research, thought leadership, and education materials; and
- Re-entered the individual payout annuities market in Canada to new sales, reflecting our commitment to better address our customers' demand for stable income with an enhanced suite of products for Canadians seeking retirement income solutions.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[2] Amazon Connect from Amazon Web Services Inc.

4. U.S.[1]

Our U.S. segment provides a range of life insurance products and insurance-based wealth accumulation products, and has an in-force long-term care insurance business and an in-force annuity business.

The insurance products we offer are designed to provide customers with estate, business and income-protection solutions, and to leverage the asset management expertise and products managed by our Global Wealth and Asset Management segment. The primary distribution channel of our products is licensed financial advisors. We aim to establish lifelong customer relationships that benefit from our holistic protection and wealth product offerings.

As a life insurer, we believe we can and should help our customers live longer, healthier, better lives, and are a leader in making behavioural insurance features standard on all our insurance product offerings. Those features are primarily available through the John Hancock Vitality Program, which rewards customers for the everyday steps they take toward better long-term health. The program is underpinned by a network of companies, including Verily, Amazon, Apple, GRAIL, and ŌURA, who share our commitment to helping people gain a better understanding of their personal health and achieve better outcomes.

Our in-force business includes long-term care insurance policies which provide coverage for the cost of long-term services and support, and fixed deferred, variable deferred, and payout annuity products.

In 2023, our U.S. segment contributed 27% of the Company's core earnings from operating segments and, as at December 31, 2023, accounted for 15% of the Company's assets under management and administration.

Profitability

U.S. reported net income attributed to shareholders of $639 million in 2023 compared with a net loss attributed to shareholders of $2,316 million and transitional net income attributed to shareholders of $1,448 million in 2022. The 2022 transitional net income includes a gain of $3,764 million from IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings, which was $1,759 million in 2023 compared with $1,566 million in 2022, and items excluded from core earnings, which amounted to a net charge of $1,120 million in 2023 compared with a net charge of $3,882 million in 2022. Items excluded from core earnings in 2022 on a transitional basis amounted to a net charge of $118 million. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders for 2023 and core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022. The changes in core earnings expressed in Canadian dollars were due to the factors described below and additionally, reflected a $60 million favourable impact from the strengthening of the U.S. dollar compared with the Canadian dollar.

Expressed in U.S. dollars, the functional currency of the segment, net income attributed to shareholders was US$473 million in 2023 compared with a net loss attributed to shareholders of US$1,809 million and transitional net income attributed to shareholders of US$1,139 million in 2022. Core earnings were US$1,304 million in 2023 compared with US$1,202 million in 2022 and items excluded from core earnings amounted to a net charge of US$831 million in 2023 compared with a net charge of US$3,011 million in 2022. Items excluded from core earnings on a transitional basis in 2022 were a net charge of US$63 million. Items excluded from core earnings are outlined in the table below.

The US$102 million or 8% increase in core earnings was driven by increased expected investment earnings due to higher investment yields and business growth as well as improved, although unfavourable, net insurance experience primarily driven by the non-recurrence of excess mortality claims related to COVID-19 in the first quarter of 2022. These impacts were partially offset by an increase in the ECL provision in 2023 primarily related to certain commercial mortgages, electric utility bonds and private placements compared with a reduction in the provision in 2022, and lower CSM recognized into earnings. The lower CSM recognized is due to a slower CSM amortization on certain VFA contracts, the reinsurance of a significant portion of the variable annuities block in the prior year, and the impact of the update of actuarial methods and assumptions. Long-term care insurance experience included in core earnings was more unfavourable in 2023 compared with 2022.

---

[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from U.S. Insurance in the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

The table below presents net income attributed to shareholders (2023 and 2022) and transitional net income attributed to shareholders (2022) for the U.S. consisting of core earnings and items excluded from core earnings.

For the years ended December 31, ($ millions)	Canadian $ 2023	Canadian $ 2022	US $ 2023	US $ 2022
Core earnings	**$ 1,759**	$ 1,566	**$ 1,304**	$ 1,202
Items excluded from core earnings:[1]				
Market experience gains (losses)	**(1,196)**	(93)	**(887)**	(44)
Realized gains (losses) on debt instruments	**(6)**	*(426)*	**(5)**	*(325)*
Derivatives and hedge accounting ineffectiveness	**(14)**	*285*	**(10)**	*225*
Actual less expected long-term returns on public equity	**6**	*(136)*	**5**	*(107)*
Actual less expected long-term returns on ALDA	**(1,212)**	*167*	**(899)**	*150*
Other investment results	**30**	*17*	**22**	*13*
Changes in actuarial methods and assumptions that flow directly through income	**132**	(12)	**98**	(9)
Reinsurance transactions, tax-related items and other	**(56)**	(13)	**(42)**	(10)
Total items excluded from core earnings	**(1,120)**	(118)	**(831)**	(63)
Transitional net income attributed to shareholders	**n/a**	$ 1,448	**n/a**	$ 1,139
Less: IFRS 9 transitional impacts:				
Change in expected credit loss		19		14
Hedge accounting		4,745		3,718
Total IFRS 9 transitional impacts (pre-tax)		4,764		3,732
Tax on IFRS 9 transitional impacts		(1,000)		(784)
Total IFRS 9 transitional impacts (post-tax)		3,764		2,948
Net income (loss) attributed to shareholders	**$ 639**	$ (2,316)	**$ 473**	$ (1,809)

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Business Performance

U.S. APE sales of US$416 million in 2023 decreased 10% compared with 2022 due to the adverse impact of higher short-term interest rates on accumulation insurance products for most of 2023, particularly for our affluent customers. APE sales of products with the John Hancock Vitality PLUS feature decreased 5%, and represented 75% of overall U.S. sales compared with 72% in 2022.

CSM was US$2,828 million as at December 31, 2023, a decrease of US$225 million compared with December 31, 2022. Organic CSM movement was an increase of US$88 million in 2023 driven by the impact of new insurance business and expected movements related to finance income or expenses, partially offset by amounts recognized for service provided in 2023 earnings and a net reduction from insurance experience. The net reduction in insurance experience was modestly unfavourable, with unfavourable life experience offset by favourable long-term care experience. Inorganic CSM movement was a decrease of US$313 million in 2023 due to changes in actuarial methods and assumptions primarily related to life insurance, partially offset by favourable market impacts from equity market experience and higher interest rates mainly on variable annuity contracts.

Business Performance

For the years ended December 31, ($ millions)	Canadian $ 2023	Canadian $ 2022	US $ 2023	US $ 2022
APE sales	$ 562	$ 599	$ 416	$ 461
Contractual service margin	$ 3,738	$ 4,136	$ 2,828	$ 3,053

Assets under Management

U.S. assets under management of US$154 billion as at December 31, 2023 increased 5% from December 31, 2022. The increase in total invested assets and segregated funds net assets was primarily due to the net impact from interest rate and equity markets.

Assets under Management

As at December 31, ($ millions)	Canadian $ 2023	Canadian $ 2022	US $ 2023	US $ 2022
Total invested assets	$ 133,959	$ 133,635	$ 101,592	$ 98,628
Segregated funds net assets	68,585	65,490	52,014	48,333
Total assets under management	**$ 202,544**	**$ 199,125**	**$ 153,606**	**$ 146,961**

Strategic Highlights

At John Hancock, we are focused on growing our insurance business by expanding our product offerings, modernizing the buying and delivery process, and enhancing customer experience. In addition, we continued to make significant progress to optimize our portfolio through both organic initiatives and strategic reinsurance transactions, and create tangible shareholder value through various in-force management actions. In 2023, we:

- Entered into an agreement to reinsure approximately $6.0 billion of long-term care and $1.6 billion of structured settlements insurance and investment contract net liabilities[1] with Global Atlantic as noted above. This is the largest ever long-term care reinsurance transaction;
- Expanded our reach into the employer market by introducing a Premier Benefit Indexed Universal Life product. This permanent life insurance product, available through the workplace, offers a streamlined digital process for employees to purchase individual coverage and includes our John Hancock Vitality PLUS feature;
- Furthered our mission of helping customers live longer, healthier, better lives and differentiating ourselves from other U.S. life insurance carriers by hosting 'Longer.Healthier.*Better*.' – the first longevity symposium in the industry – that brought together 250 life insurance brokers, leadership from reinsurance companies, media, and local government officials to give them a first-hand look at the innovations and science shaping the future of longevity;
- Launched a distribution relationship with JPMorgan Chase & Co. enabling new sales of our suite of products, including our John Hancock Vitality Program, through its network of more than 6,900 advisors; and
- Enhanced our John Hancock Vitality Program by extending eligibility to access GRAIL's Galleri® multi-cancer early detection test to additional members, expanding eligibility for preventative care and early detection behaviours through annual skin cancer screenings, and introducing a personalized way to incentivize members to be more physically active through a new Active Rewards feature.

In 2023, we achieved the following digital successes, improving the producer and customer experience while also contributing to a more cost-efficient operation:

- Optimized the customer registration experience across our customer websites resulting in a 26% increase in online registrations in 2023, contributing to a 19% improvement in unique website traffic;
- Eliminated over 7.8 million pieces of paper and mail by automating key back-end processes and increasing digital communications, including our first e-delivery of life insurance policy prospectuses;
- Enhanced our interactive voice response authentication enabling 29% of inbound calls to be completed with no human interaction; and
- Created a more seamless, digital customer experience through the launch of single sign-on for John Hancock Vitality Program members between John Hancock Life and Vitality websites as well as the expansion of our JH.com Enterprise Chatbot's self-service capabilities.

Our focus on continual digital improvements contributed to being recognized by LIBRA Insurance Partners, the largest independently owned life insurance marketing organization in the U.S.[2], as one of the carriers who provide a best-in-class experience on an electronic platform for permanent life insurance products.

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[1] Insurance and investment contract net liabilities amounts are as at September 30, 2023.
[2] Based on gross annual production according to Paradigm Partners International, a third-party research firm specializing in the insurance landscape.

5. Global Wealth and Asset Management[1]

Our Global Wealth and Asset Management segment, branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail and institutional clients. Our leading capabilities in public and private markets are strengthened by an investment footprint that spans 19 geographies[2], including 10 in Asia where we have over 120 years of on-the-ground experience in the region.

In Retirement, we provide financial guidance, advice, investment solutions and recordkeeping services to nearly 9 million plan participants and rollover individuals in North America and Asia while they are in the accumulation phase with their employer, and increasingly as they prepare for retirement outside their employer's plan. In North America, our Canadian retirement business focuses on providing retirement solutions through defined contribution plans, and also to group plan members when they retire or leave their plan; and in the United States, we provide employer sponsored retirement plans as well as personal retirement accounts when individuals leave their plan. In Asia, we provide retirement offerings to employers and individuals, including Mandatory Provident Fund ("MPF") schemes and administration in Hong Kong. Additionally, we provide retirement solutions in several emerging retirement markets in Asia, including Indonesia and Malaysia.

In Retail, we distribute investment funds to clients through our proprietary advice channels in Canada and Asia, as well as through intermediaries and banks in North America and Asia, and offer investment strategies across the world, through affiliated and select unaffiliated asset managers. In Canada, we also provide holistic personal advice to individual clients and investment management, private banking and wealth and estate solutions to high net worth clients. In addition, we provide wealth management expertise for insurance-based wealth accumulation products that are distributed through Manulife's insurance segments, as well as through our own proprietary advice channels.

Our Institutional Asset Management business provides comprehensive asset management solutions for pension plans, foundations, endowments, financial institutions, and other institutional investors worldwide. Our solutions span all major asset classes including equities, fixed income, and alternative assets (including real estate, timberland, farmland, private equity/debt, infrastructure, and liquid alternatives). In addition, we offer multi-asset investment solutions covering a broad range of clients' investment needs.

Sustainable asset management is integral to our investment approach. We believe that identifying and assessing material sustainability factors helps us manage systemic risks and explore related investment opportunities for our clients. We endeavor to enhance the resiliency of our clients' assets through our robust program of stewardship, which includes company engagement, responsible asset operations, and participation in the development of global sustainability standards.

In 2023, our Global WAM segment contributed 20% of the Company's core earnings from operating segments and, as at December 31, 2023, represented 61% of the Company's total assets under management and administration.

Profitability

Global WAM's net income attributed to shareholders was $1,297 million in 2023 compared with $1,121 million in 2022, and core earnings were $1,321 million in 2023 compared with $1,299 million in 2022. Items excluded from core earnings are outlined in the table below and amounted to a net charge of $24 million in 2023 compared with a net charge of $178 million in 2022. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of quarterly core earnings to net income (loss) attributed to shareholders for 2023 and quarterly core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

Core earnings increased $22 million, a decline of 1% compared with 2022 on a constant exchange rate basis. An increase in performance-related costs and lower earnings from seed capital investments due to repatriations were offset by growth in net fee income, from higher fee spreads and average AUMA, as well as higher performance fees in Institutional Asset Management, and a lower effective tax rate in 2023.

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[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

[2] United States, Canada, Japan, Hong Kong, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, India, the Philippines, England, Ireland, Switzerland, Germany, and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, and Chile.

The table below presents net income attributed to shareholders for the Global WAM segment for 2023 and 2022 consisting of core earnings and items excluded from core earnings.

For the years ended December 31,

($ millions)	2023	2022
Core earnings		
Retirement	$ **745**	$ 673
Retail	**502**	571
Institutional	**74**	55
Core earnings	**1,321**	1,299
Items excluded from core earnings:[1]		
Market experience gains (losses)	**10**	(260)
Realized gains (losses) on debt instruments	**–**	–
Derivatives and hedge accounting ineffectiveness	**–**	–
Actual less expected long-term returns on public equity	**10**	(260)
Actual less expected long-term returns on ALDA	**–**	–
Other investment results	**–**	–
Reinsurance transactions, tax-related items and other	**(34)**	82
Total items excluded from core earnings	**(24)**	(178)
Net income attributed to shareholders	$ **1,297**	$ 1,121

[1] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

In 2023, core EBITDA[1] for Global WAM was $1,771 million, $450 million higher than core earnings. In 2022, core EBITDA was $1,773 million, $474 million higher than core earnings. Core EBITDA decreased $2 million or 2%, compared with 2022, driven by higher performance-related costs and lower earnings from seed capital investments, partially offset by higher net fee income.

Core EBITDA margin[2] was 24.9% in 2023 compared with 27.2% in 2022. The 230 basis point decrease was primarily driven by higher performance-related costs. See section 13 "Non-GAAP and Other Financial Measures" below, for additional information on core EBITDA and core EBITDA margin.

Core EBITDA

For the years ended December 31,

($ millions)	2023	2022
Core earnings	$ **1,321**	$ 1,299
Amortization of deferred acquisition costs and other depreciation	**166**	154
Amortization of deferred sales commissions	**80**	98
Core income tax expenses (recoveries)	**204**	222
Core EBITDA	$ **1,771**	$ 1,773
Core EBITDA margin (%)	**24.9%**	27.2%

Business Performance

Gross Flows and Net Flows

Gross flows were $143.4 billion in 2023, an increase of 2% compared with 2022. By business line, the results were:

- Retirement gross flows were $55.4 billion in 2023, an increase of 3% compared with 2022, driven by growth in member contributions.
- Retail gross flows were $60.7 billion in 2023, a decrease of 12% compared with 2022, reflecting lower demand as investors continued to favor short-term cash and money market instruments amid market volatility and higher interest rates. This was partially offset by higher gross flows in mainland China where full year 2023 gross flows reflected the impact of acquiring full ownership interest of MFM in 4Q22 and the launch of our Global Semiconductors strategy in Japan in 3Q23.
- Institutional Asset Management gross flows were $27.3 billion in 2023, an increase of 57% compared with 2022, driven by higher sales in mainland China and the impact of acquiring full ownership interest of MFM as noted above, new product launches totaling $1.6 billion in 2023 and higher sales of real estate, private equity and credit mandates.

Net inflows were $4.5 billion in 2023, compared with net inflows of $3.2 billion in 2022. By business line, the results were:

- Retirement net outflows were $4.0 billion in 2023 compared with net outflows of $0.1 billion in 2022, driven by large case pension plan redemptions by a single sponsor in the U.S. in 3Q23 and 4Q23. This was partially offset by growth in member contributions.
- Retail net outflows were $0.5 billion in 2023 compared with net outflows of $1.6 billion in 2022, driven by lower mutual fund redemption rates and the launch of our Global Semiconductors strategy in Japan in 3Q23. This was partially offset by lower demand as investors continued to favour short-term cash and money market instruments amid market volatility and higher interest rates.

1   This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.
2   This item is a non-GAAP ratio. See "Non-GAAP and Other Financial Measures" below for more information.

- Institutional Asset Management net inflows were $9.0 billion in 2023 compared with net inflows of $4.9 billion in 2022, driven by higher net inflows of timberland, real estate, private equity and credit mandates, the impact of acquiring full ownership interest of MFM, as well as new product launches totaling $1.6 billion in 2023.

Gross Flows and Net Flows

For the years ended December 31,
($ millions)	2023	2022
Gross flows	$ 143,389	$ 136,933
Net flows	$ 4,548	$ 3,189

Assets under Management and Administration

As of December 31, 2023, AUMA for our wealth and asset management businesses were $849.2 billion, an increase of 11% compared with December 31, 2022, driven by the net impact of interest rates and equity markets, and net inflows. As of December 31, 2023, Global WAM also managed $205.8 billion in assets for the Company's non-WAM reporting segments. Including those assets, AUMA managed by Global WAM[1] were $1,055.0 billion compared with $984.3 billion as at December 31, 2022.

Segregated funds net assets were $248.1 billion for December 31, 2023, 11% higher compared with December 31, 2022 on an actual exchange rate basis, driven by the favourable net impact of interest rates and equity markets. Total invested assets in our general fund form a small portion of Global WAM AUMA.

Changes in Assets under Management and Administration

For the years ended December 31,
($ millions)	2023	2022
Balance January 1,	$ 782,340	$ 855,926
Acquisitions/Dispositions	(410)	8,789
Net flows	4,548	3,189
Investment income (loss) and other	62,685	(85,564)
Balance December 31,	**$ 849,163**	**$ 782,340**
Average assets under management and administration	**$ 812,662**	**$ 790,268**

Assets under Management and Administration

As at December 31,
($ millions)	2023	2022
Total invested assets	$ 7,090	$ 5,752
Segregated funds net assets[1]	248,066	224,190
Mutual funds, institutional asset management and other[2]	411,961	381,630
Total assets under management	**667,117**	**611,572**
Other assets under administration	182,046	170,768
Total assets under management and administration	**$ 849,163**	**$ 782,340**

[1] Segregated funds net assets are comprised of Retirement assets under management ("AUM"), consisting primarily of fee-based products with little or no guarantees.
[2] Other funds represent pension funds, pooled funds, endowment funds and other institutional funds managed by the Company on behalf of others.

Strategic Highlights

Leveraging our integrated business model and global scale, we have a clear strategy to pursue high-growth opportunities in the most attractive markets globally through our three business lines: Retirement, Retail and Institutional Asset Management. Our strategy includes being a global retirement leader by supporting financial wellness; expanding our presence in retail distribution platforms across the globe; leveraging a multi-manager model; and providing differentiated institutional active asset management capabilities across high performing equity and fixed income strategies, outcome-oriented solutions and alternative assets.

We executed on a number of initiatives to accelerate growth in our franchise. In 2023, we:

- Entered an agreement to acquire multi-sector alternative credit manager CQS, headquartered in London. The acquisition will give MIM and CQS clients enhanced access to our combined global investment solutions. We will retain CQS's rigorous investment philosophy and process and bring its differentiated capabilities to new investors by leveraging our global footprint. The CQS credit platform has approximately $18.8 billion in assets under management as of October 31, 2023, and the transaction is expected to close in the first half of 2024 subject to customary closing conditions and regulatory approvals; and
- Continued to meet investor needs for wealth solutions through the expansion of our product offerings with the launch of the Global Semiconductors strategy in Japan Asia Retail which garnered more than $0.8 billion in net flows since its launch in 3Q23.

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[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below.

We continued to make progress on our digital customer leader strategy. In 2023, we:

- Continued to enhance and broaden our wealth planning and advice business in Canada Retail through strategic agreements with Fidelity Clearing Canada and Envestnet that will provide access to leading advisory technology and portfolio management platforms, which combined will deliver an enhanced digital client experience and improved advisor productivity;
- Increased our mobile application user count in Canada Retirement by 38% in 2023 following the delivery of new features (fund switch and TFSA lump sum contributions) and experience enhancements (deep linking and personalized nudges enhancements);
- Continued to improve "Join Now", our digital enrolment process in Canada Retirement, with features that have enabled us to deploy it to 92% of eligible sponsors, representing an increase of 10% compared with 2022. This contributed to 49,500 new digital enrolments in 2023; and
- Accelerated customer adoption of digital applications in Canada Retirement through our "Say Goodbye to Paper" campaign which contributed to a 165% increase in members converting to e-statements over the campaign period, which spanned from June to August, and an increase in satisfaction with their digital experience.

In addition, we received numerous industry awards and recognition in 2023. Most notably, Institutional Asset Management was recognized as the world's largest natural capital investment manager[1] by IPE Real Assets. Our Hong Kong Retirement business won a total of 19 awards in "The 2023 MPF Awards", including "People's Choice" for the fifth consecutive year, and our U.S. Retail's thought leadership content, Market Intelligence, was named "Digital Marketing Campaign of the Year" at the With Intelligence Mutual Fund & ETF Awards.

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[1] Ranking based on total Natural Capital AUM, which includes forestry/timberland and agriculture/farmland AUM.

6. Corporate and Other[1]

Corporate and Other is comprised of investment performance on assets backing capital, net of amounts allocated to the operating segments; financing costs; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); our P&C Reinsurance business; as well as our run-off reinsurance operation including variable annuities and accident and health. In addition, for segment reporting purposes, consolidations and eliminations of transactions between operating segments are also included in Corporate and Other earnings.

Profitability

Corporate and Other reported net income attributed to shareholders of $628 million in 2023 compared with a net loss attributed to shareholders of $918 million and a transitional net loss attributed to shareholders of $916 million in 2022. The 2022 transitional net loss includes a gain of $2 million from IFRS 9 transitional impacts. Net income (loss) attributed to shareholders is comprised of core earnings and items excluded from core earnings. Core earnings was $69 million in 2023 compared with a core loss of $263 million in 2022. Items excluded from core earnings amounted to a net gain of $559 million in 2023 compared with a net charge of $655 million in 2022. Items excluded from core loss in 2022 on a transitional basis amounted to a net charge of $653 million. Items excluded from core earnings are outlined in the table below. See section 13 "Non-GAAP and Other Financial Measures" below, for a reconciliation of core earnings to net income (loss) attributed to shareholders for 2023 and core earnings and transitional net income (loss) attributed to shareholders to net income (loss) attributed to shareholders for 2022.

The favourable variance in core earnings of $332 million was primarily attributable to the non-recurrence of a $256 million charge in our P&C Reinsurance business for estimated losses relating to Hurricane Ian in 2022 followed by favourable updates to our prior years' hurricane provisions of $95 million in 2023 and higher yields on debt instruments, net of higher cost of debt financing. These items were partially offset by higher core expenses due to performance-related costs as well as investments in technology.

The table below presents net income (loss) attributed to shareholders (2023 and 2022) and transitional net income (loss) attributed to shareholders (2022) for Corporate and Other consisting of core earnings (loss) and items excluded from core earnings (loss).

For the years ended December 31,

($ millions)	2023	2022
Core earnings (loss)	$ 69	$ (263)
Items excluded from core earnings (loss):[(1)]		
Market experience gains (losses)	**290**	(895)
Realized gains (losses) on debt instruments	***(1)***	*(420)*
Derivatives and hedge accounting ineffectiveness	***61***	*24*
Actual less expected long-term returns on public equity	***88***	*(317)*
Actual less expected long-term returns on ALDA	***(12)***	*(26)*
Other investment results	**154**	*(156)*
Changes in actuarial methods and assumptions that flow directly through income	**–**	–
Reinsurance transactions, tax-related items and other	**269**	242
Total items excluded from core earnings (loss)	**559**	(653)
Transitional net income (loss) attributed to shareholders	**n/a**	$ (916)
Less: IFRS 9 transitional impacts:		
Change in expected credit loss		2
Hedge accounting		1
Total IFRS 9 transitional impacts (pre-tax)		3
Tax on IFRS 9 transitional impacts		(1)
Total IFRS 9 transitional impacts (post-tax)		2
Net income (loss) attributed to shareholders	**$ 628**	$ (918)

[(1)] For explanations of items excluded from core earnings, see "Items excluded from core earnings" table in the total Company "Profitability" section above.

Strategic Highlights

Our P&C Reinsurance business provides substantial retrocessional capacity for a select clientele in the property and casualty reinsurance market. The business is largely non-correlated to Manulife's other businesses and helps diversify our overall business mix. We manage the risk exposure of this business in relation to the total Company balance sheet risk and volatility as well as the prevailing market pricing conditions. The business is renewable annually, and we currently estimate our exposure limit in 2024 for a single event to be approximately US$250 million (net of reinstatement premiums) and for multiple events to be approximately US$500 million (net of all premiums).[2]

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[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

[2] See "Caution regarding forward-looking statements" above.

7. Investments

Our investment philosophy for the general fund is to invest in an asset mix that optimizes our risk adjusted returns and matches the characteristics of our underlying liabilities. We follow a bottom-up approach which combines our strong asset management skills with an in-depth understanding of the characteristics of each investment. We invest in a diversified mix of assets and our diversification strategy has historically produced superior risk adjusted returns while reducing overall risk. We use a disciplined approach across all asset classes. Our risk management strategy is outlined in the "Risk Management and Risk Factors" section below.

General Fund Assets

As at December 31, 2023, our general fund invested assets totaled $417.2 billion compared with $400.1 billion at the end of 2022. The following table shows the asset class composition as at December 31, 2023 and December 31, 2022.

As at December 31, ($ billions)	**2023**			2022		
	Carrying value	% of total	Fair value	Carrying value	% of total	Fair value
Cash and short-term securities	**$ 20.3**	**5**	**$ 20.3**	$ 19.2	5	$ 19.2
Debt securities and private placement debt						
Government bonds	**80.1**	**19**	**79.9**	72.5	18	72.2
Corporate bonds	**130.1**	**31**	**129.9**	129.1	32	129.0
Mortgage / asset-backed securities	**2.0**	**1**	**2.0**	2.3	1	2.3
Private placement debt	**45.6**	**10**	**45.6**	42.0	10	42.0
Mortgages	**52.4**	**13**	**52.3**	51.8	13	51.4
Loans to Bank clients	**2.4**	**1**	**2.4**	2.8	1	2.8
Public equities	**25.5**	**6**	**25.5**	23.5	6	23.5
Alternative long-duration assets ("ALDA")						
Real estate	**13.0**	**3**	**13.2**	14.3	4	14.4
Infrastructure	**15.0**	**3**	**15.3**	12.8	3	13.0
Timber and agriculture	**5.7**	**1**	**6.3**	5.9	1	6.5
Private equity	**15.4**	**4**	**15.4**	14.2	3	14.2
Energy	**1.9**	**1**	**1.9**	2.3	1	2.3
Various other ALDA	**3.5**	**1**	**3.4**	3.2	1	3.2
Leveraged leases and other	**4.3**	**1**	**4.3**	4.2	1	4.2
Total general fund invested assets	**$ 417.2**	**100**	**$ 417.7**	$ 400.1	100	$ 400.2

The carrying values for invested assets are generally equal to their fair values, however, residential mortgages and some commercial mortgages are carried at amortized cost; company own use properties, with the exception of one property which is held at depreciated cost, are held at fair value; loans to Bank clients are carried at unpaid principal balances less allowance for credit losses; and private equity investments, including power and infrastructure, energy, and timber, are accounted for as associates using the equity method, or at fair value. Certain public bonds are classified as held to maturity and held at amortized cost, with the remaining public and private bonds being classified as either "fair value through other comprehensive income" or as "fair value through profit or loss".

As at December 31, 2023, the carrying value of renewable energy assets was $13.4 billion (2022 – $13.6 billion). These assets include renewable bonds, renewable private equity, and energy efficient bonds.

Shareholders' accumulated other comprehensive pre-tax income (loss) at December 31, 2023 consisted of a $15.4 billion loss for bonds (2022 – loss of $24.2 billion), a $2.8 billion loss for private placements (2022 – loss of $5.0 billion), and a $1.7 billion loss for mortgages (2022 – loss of $2.8 billion). Included in the $15.4 billion loss for bonds was a $411 million loss related to the fair value hedge basis adjustments attributable to the hedged risk of certain FVOCI bonds that are in a gain position (2022 – loss of $276 million).

Debt Securities and Private Placement Debt

We manage our high-quality fixed income portfolio to optimize yield and quality while ensuring that asset portfolios remain diversified by sector, industry, issuer, and geography. As at December 31, 2023, our fixed income portfolio of $257.8 billion (2022 – $245.9 billion) was 96% investment grade (rated BBB or better) and 71% was rated A or higher (2022 – 96% and 71%, respectively). Our private placement debt holdings provide diversification benefits (issuer, industry, and geography) and, because they often have stronger protective covenants and collateral than debt securities, they typically provide better credit protection and potentially higher recoveries in the event of default. Geographically, our fixed income portfolio is well-diversified. 22% is invested in Canada (2022 – 22%), 48% is invested in the U.S. (2022 – 48%), 6% is invested in Europe (2022 – 5%) and the remaining 24% is invested in Asia and other geographic areas (2022 – 25%).

Debt Securities and Private Placement Debt – by Credit Quality[1]

As at December 31, ($ billions)	**2023** Debt securities	Private placement debt	Total	% of Total	2022 Debt securities	Private placement debt	Total	% of Total
AAA	**$ 38.2**	**$ 0.7**	**$ 38.9**	**15**	$ 33.7	$ 0.8	$ 34.5	14
AA	**35.8**	**7.8**	**43.6**	**17**	36.3	6.2	42.5	17
A	**84.6**	**15.2**	**99.8**	**39**	83.6	14.3	97.9	40
BBB	**47.6**	**16.3**	**63.9**	**25**	46.1	15.5	61.6	25
BB	**4.8**	**0.8**	**5.6**	**2**	3.9	0.9	4.8	2
B & lower, and unrated	**1.2**	**4.8**	**6.0**	**2**	0.3	4.3	4.6	2
Total carrying value	**$ 212.2**	**$ 45.6**	**$ 257.8**	**100**	$ 203.9	$ 42.0	$ 245.9	100

[1] Reflects credit quality ratings as assigned by Nationally Recognized Statistical Rating Organizations ("NRSRO") using the following priority sequence order: S&P Global Ratings ("S&P"), Moody's Investors Services ("Moody's"), DBRS Limited and its affiliated entities ("Morningstar DBRS"), Fitch Ratings Inc. ("Fitch"), Rating and Investment information, and Japan Credit Rating. For those assets where ratings by NRSRO are not available, disclosures are based upon internal ratings as described in the "Risk Management and Risk Factors" section below.

Debt Securities and Private Placement Debt – by Sector

As at December 31, (Per cent of carrying value, unless otherwise stated)	**2023** Debt securities	Private placement debt	Total	2022 Debt securities	Private placement debt	Total
Government and agency	**38**	**10**	**33**	36	11	31
Utilities	**14**	**35**	**18**	14	37	18
Financial	**16**	**12**	**15**	16	11	16
Industrial	**8**	**15**	**9**	9	13	9
Consumer (non-cyclical)	**8**	**14**	**9**	8	14	9
Energy	**6**	**4**	**6**	7	4	7
Consumer (cyclical)	**3**	**6**	**3**	3	6	3
Securitized (MBS/ABS)	**1**	**1**	**1**	1	1	1
Telecommunications	**2**	**0**	**2**	2	0	2
Basic materials	**2**	**3**	**2**	2	3	2
Technology	**1**	**0**	**1**	1	0	1
Media and internet and other	**1**	**0**	**1**	1	0	1
Total per cent	**100**	**100**	**100**	100	100	100
Total carrying value ($ billions)	**$ 212.2**	**$ 45.6**	**$ 257.8**	$ 203.9	$ 42.0	$ 245.9

As at December 31, 2023, gross unrealized losses on our fixed income holdings were $23.6 billion or 9% of the amortized cost of these holdings (2022 – $33.3 billion or 12%). Of this amount, $10.7 billion (2022 – $8.4 billion) related to debt securities trading below 80% of amortized cost for more than 6 months. Securitized assets represented $141 million of the gross unrealized losses and $6 million of the amounts traded below amortized cost for more than 6 months (2022 – $228 million and $nil, respectively). After adjusting for debt securities supporting participating policyholder and pass-through products and the provisions for credit included in the insurance and investment contract liabilities, the potential impact to shareholders' pre-tax earnings for debt securities trading at less than 80% of amortized cost for greater than 6 months was approximately $8.3 billion as at December 31, 2023 (2022 – $6.6 billion).

Mortgages

As at December 31, 2023, our mortgage portfolio of $52.4 billion represented 13% of invested assets (2022 – $51.8 billion and 13%, respectively). Geographically, 69% of the portfolio is invested in Canada (2022 – 66%) and 31% is invested in the U.S. (2022 – 34%). The overall portfolio is also diversified by geographic region, property type, and borrower. Of the total mortgage portfolio, 14% is insured (2022 – 13%), primarily by the Canada Mortgage and Housing Corporation ("CMHC") – Canada's AAA rated government-backed national housing agency, with 32% of residential mortgages insured (2022 – 31%) and 1% of commercial mortgages insured (2022 – 1%).

As at December 31, ($ billions)	2023 Carrying value	2023 % of total	2022 Carrying value	2022 % of total
Commercial				
Retail	$ 7.9	15	$ 8.1	16
Office	7.7	15	8.4	16
Multi-family residential	6.5	12	6.5	12
Industrial	4.9	9	4.3	8
Other commercial	2.6	5	2.6	5
	29.6	56	29.9	57
Other mortgages				
Manulife Bank single-family residential	22.5	43	21.6	42
Agricultural	0.3	1	0.3	1
Total mortgages	$ 52.4	100	$ 51.8	100

Our commercial mortgage loans are originated with a hold-for-investment philosophy. They have low loan-to-value ratios, high debt-service coverage ratios, and as at December 31, 2023 there were six loans in arrears, one loan with missed payments in the U.S. and five loans (two in Canada and three in the U.S.) in the process of foreclosure. Geographically, of the total commercial mortgage loans, 45% are in Canada and 55% are in the U.S. (2022 – 44% and 56%, respectively). We are diversified by property type and largely avoid risky market segments such as hotels, construction loans, and second liens.

Non-CMHC Insured Commercial Mortgages[1]

As at December 31,	2023 Canada	2023 U.S.	2022 Canada	2022 U.S.
Loan-to-Value ratio[2]	63%	60%	60%	56%
Debt-Service Coverage ratio[2]	1.60x	1.89x	1.57x	1.90x
Average duration (years)	4.08	5.90	4.27	6.31
Average loan size ($ millions)	$ 21.6	$ 20.1	$ 21.5	$ 21.1
Loans in arrears[3]	0.70%	0.99%	0.00%	0.00%

[1] Excludes Manulife Bank commercial mortgage loans of $338 million (2022 – $381 million).
[2] Loan-to-Value and Debt-Service Coverage are based on re-underwritten cash flows.
[3] Arrears defined as three or more missed monthly payments or in the process of foreclosure in Canda and two or more missed monthly payments or in the process of foreclosure in the U.S.

Public Equities

As at December 31, 2023, public equity holdings of $25.5 billion represented 6% (2022 – $23.5 billion and 6%) of invested assets and, when excluding assets supporting participating policyholder and pass-through products, represented 1% (2022 – 1%) of invested assets. The portfolio is diversified by industry sector and issuer. Geographically, 26% (2022 – 29%) is held in Canada; 29% (2022 – 31%) is held in the U.S.; and the remaining 45% (2022 – 40%) is held in Asia, Europe, and other geographic areas.

Public Equities – classified by type of product-line supported[1]

As at December 31, ($ billions)	2023 Carrying value	2023 % of total	2022 Carrying value	2022 % of total
Participating policyholders	$ 14.6	57	$ 12.3	52
Non-participating products and pass-through products	8.3	33	8.4	36
Global Wealth and Asset Management[2]	1.5	6	1.5	6
Corporate and Other segment	1.1	4	1.3	6
Total public equities	$ 25.5	100	$ 23.5	100

[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our investment in the start-up capital of segregated and mutual funds was reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Prior period comparative information has been restated to reflect the changes in segment reporting.
[2] Includes $1.3 billion of seed money investments in new segregated and mutual funds.

Alternative Long-Duration Assets ("ALDA")

Our ALDA portfolio is comprised of a diverse range of asset classes with varying degrees of correlations. The portfolio typically consists of private assets representing investments in varied sectors of the economy which act as a natural hedge against future inflation and serve as an alternative source of asset supply to long-term corporate bonds. In addition to being a suitable match for our long-duration liabilities, these assets provide enhanced long-term yields and diversification relative to traditional fixed income markets. The majority of our ALDA are managed in-house.

As at December 31, 2023, carrying value of ALDA of $54.5 billion represented 13% (2022 – $52.7 billion and 13%) of invested assets. The fair value of total ALDA was $55.5 billion at December 31, 2023 (2022 – $53.6 billion). The carrying value and corresponding fair value by sector and/or asset type are outlined above (see table in the section "General Fund Assets").

Real Estate

Our real estate portfolio is diversified by geographic region; of the total fair value of this portfolio, 43% is located in the U.S., 39% in Canada, and 18% in Asia and Other as at December 31, 2023 (2022 – 44%, 39%, and 17%, respectively). This high-quality portfolio has very low leverage and is well-diversified by property type, including industrial, multi-family, urban office, suburban office, and company own use buildings. The portfolio is well-positioned with an average occupancy rate of 87% (2022 – 89%) and an average lease term of 4.9 years (2022 – 5.1 years). During 2023, we executed 2 acquisitions representing $0.17 billion market value of commercial real estate assets (2022 – 2 acquisitions and $0.09 billion). As part of ongoing portfolio management initiatives, 8 commercial real estate assets totaling $0.12 billion were sold during 2023.

The composition of our real estate portfolio based on fair value is as follows:

As at December 31,	2023		2022	
($ billions)	Fair value	% of total	Fair value	% of total
Company Own Use	$ 2.7	20	$ 3.0	21
Office – Downtown	3.9	30	4.3	30
Office – Suburban	0.9	7	1.1	8
Industrial	2.3	17	2.7	19
Residential	2.1	16	2.2	15
Retail	0.3	2	0.4	3
Other	1.0	8	0.7	4
Total real estate[1]	$ 13.2	100	$ 14.4	100

[1] These figures represent the fair value of the real estate portfolio excluding real estate interests. The carrying value of the portfolio was $13.0 billion and $14.3 billion as at December 31, 2023 and December 31, 2022, respectively.

Infrastructure

We invest both directly and through funds in a variety of industry specific asset classes, listed below. The portfolio is well-diversified with over 600 portfolio companies. The portfolio is predominantly invested in the U.S. and Canada, but also in Western Europe, the United Kingdom, Australia, Asia and Latin America. Our power and infrastructure holdings are as follows:

As at December 31,	2023		2022	
($ billions)	Carrying value	% of total	Carrying value	% of total
Renewable power generation	$ 3.2	22	$ 3.0	24
Thermal power generation	1.4	9	1.3	10
Transportation (including roads, ports)	3.9	26	3.6	28
Electric and gas regulated utilities	0.8	5	0.6	5
Electricity transmission	–	–	0.2	2
Water distribution	0.4	3	0.4	3
Midstream gas infrastructure	0.8	5	0.8	6
Maintenance service, efficiency and social infrastructure	1.0	6	0.4	3
Digital infrastructure	3.4	23	2.3	18
Other infrastructure	0.1	1	0.2	1
Total infrastructure	$ 15.0	100	$ 12.8	100

Timber and Agriculture

Our timber and agriculture assets are managed by a proprietary entity, Manulife Investment Management Timberland and Agriculture ("MIM Timberland and Agriculture"). In addition to being the world's largest timberland investment manager for institutional investors[1], with timberland properties in the U.S., New Zealand, Australia, Chile, Brazil, and Canada, MIM Timberland and Agriculture also manages farmland properties in the U.S., Australia, Chile, and Canada. The general fund's timber holdings comprised 21% of MIM's total timberland AUM (2022 – 22%). The farmland portfolio includes annual (row) crops, fruit crops, wine grapes, and nut crops. The general fund's farmland holdings comprised 41% of MIM's total farmland AUM (2022 – 41%).

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[1] Based on the global timber investment management organization ranking in the *RISI International Timberland Ownership and Investment Database*.

Private Equities

Our private equity portfolio of $15.4 billion (2022 – $14.2 billion) includes both directly held private equity and private equity funds. Both are diversified across vintage years and industry sectors.

Energy

This category is comprised of $1.9 billion (2022 – $2.3 billion), which includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and Energy Transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, and magnets.

Investment Income

For the years ended December 31,

($ millions, unless otherwise stated)	2023	2022
Interest income	$ 12,802	$ 12,063
Dividend, rental income and other income[1]	3,318	3,900
Impairments, provisions and recoveries, net[2]	(304)	(77)
Other	364	(682)
	16,180	15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities		
Debt securities	430	(504)
Public equities	2,157	(3,825)
Mortgages	99	(52)
Private placements	375	234
Real estate	(1,289)	(578)
Other invested assets	491	1,791
Derivatives	875	(10,712)
	3,138	(13,646)
Investment expenses	(1,297)	(1,221)
Total investment income (loss)	$ 18,021	$ 337

[1] Rental income from investment properties is net of direct operating expenses.
[2] The Company adopted IFRS 9's ECL impairment requirements as at January 1, 2023 without restating the comparative period. Impairments for 2023 are based on IFRS 9's ECL requirements and impairments for 2022 are based on IAS 39's incurred loss impairment requirements.

In 2023, the $18.0 billion of investment income (2022 – income of $0.3 billion) consisted of:

- $16.2 billion of investment income before net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2022 – gains of $15.2 billion);
- $3.1 billion of net realized and unrealized gains on assets supporting insurance and investment contract liabilities (2022 – losses of $13.6 billion); and
- $1.3 billion of investment expenses (2022 – $1.2 billion).

The $1.0 billion increase in net investment income before unrealized and realized gains was primarily due to the impact of a higher interest rate environment.

In 2023, net realized and unrealized gains on assets supporting insurance and investment contract liabilities were $3.1 billion compared with losses of $13.6 billion in 2022. The 2023 gains were primarily due to higher equity markets, partially offset by losses on real estate relating to declining office property values. The 2022 losses were primarily due to the impact of interest rate increases and lower equity markets.

8. Fourth Quarter Financial Highlights

Profitability

($ millions, unless otherwise stated)	Quarterly Results	
	4Q23	4Q22 Transitional
Net income (loss) attributed to shareholders[1]	**$ 1,659**	$ 1,228
Return on common shareholders' equity ("ROE")[1]	**15.3%**	11.0%
Diluted earnings (loss) per common share ($)[1]	**$ 0.86**	$ 0.60

($ millions, unless otherwise stated)	Quarterly Results	
	4Q23	4Q22
Net income (loss) attributed to shareholders[1]	**$ 1,659**	$ 915
Core earnings	**$ 1,773**	$ 1,543
Diluted earnings (loss) per common share ($)	**$ 0.86**	$ 0.43
Diluted core earnings per common share ("Core EPS") ($)	**$ 0.92**	$ 0.77
ROE	**15.3%**	8.0%
Core return on shareholders' equity ("Core ROE")	**16.4%**	14.1%
Expense efficiency ratio	**45.5%**	47.0%
Expenditure efficiency ratio	**52.1%**	54.2%
General expenses	**$ 1,180**	$ 1,002
Core expenses	**$ 1,725**	$ 1,576
Core expenditures	**$ 2,249**	$ 2,108

[1] 2022 results for transitional net income attributed to shareholders, transitional diluted earnings per common share and transitional ROE are adjusted to include IFRS 9 hedge accounting and expected credit loss principles ("IFRS 9 transitional impacts"). See section 1 "Implementation of IFRS 17 and IFRS 9" of the MD&A above for more information. For 2023, there are no IFRS 9 transitional adjustments as ECL and hedge accounting is effective January 1, 2023 and therefore the impact is included in net income attributed to shareholders.

Manulife's 4Q23 net income attributed to shareholders was $1,659 million compared with net income attributed to shareholders of $915 million and transitional net income attributed to shareholders of $1,228 million in 4Q22. The 4Q22 transitional net income attributed to shareholders includes $313 million of IFRS 9 transitional impacts. Net income attributed to shareholders is comprised of core earnings (consisting of items we believe reflect the underlying earnings capacity of the business), which amounted to $1,773 million in 4Q23 compared with $1,543 million in 4Q22, and items excluded from core earnings, which amounted to a net charge of $114 million in 4Q23 compared with a net charge of $628 million in 4Q22. Items excluded from core earnings in 4Q22 on a transitional basis amounted to a net charge of $315 million.

Net income attributed to shareholders in 4Q23 increased $431 million compared with 4Q22 transitional net income attributed to shareholders primarily driven by a smaller net charge from market experience, growth in core earnings and the favourable impact of updates to actuarial methods and assumptions in 4Q23. In addition, 4Q22 included the favourable impact on our deferred tax assets due to an increase in the Canadian corporate tax rate. The net charge from market experience in 4Q23 was primarily related to lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to real estate and private equity, partially offset by higher-than-expected returns relative to long-term assumptions on public equity. Net income attributed to shareholders in 4Q23 increased $744 million compared with 4Q22, driven by the factors noted above and the $313 million of IFRS 9 transitional impacts (transitional impacts are geography-related and do not impact total shareholders' equity as the corresponding offset is in other comprehensive income).

The 15% increase in core earnings on a constant exchange rate basis compared with 4Q22 was driven by the net favourable impact of rising interest rates, higher average AUMA and fee spreads in Global WAM, the impact of updates to actuarial methods and assumptions, primarily in Asia, as well as higher earnings in our P&C Reinsurance business as a result of a $60 million reduction to our prior years' provisions. Business growth contributed to the increase in expected earnings on investments and on Group Insurance and affinity markets businesses in Canada. These are partially offset by higher performance-related costs.

Core earnings by segment is presented in the table below for the periods presented.

For the quarters ended December 31,

($ millions)	**2023**	2022
Core earnings by segment[1]		
Asia	**$ 564**	$ 496
Canada	**352**	296
U.S.	**474**	408
Global Wealth and Asset Management	**353**	274
Corporate and Other	**30**	69
Total core earnings	**$ 1,773**	$ 1,543

[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

In Asia, core earnings were $564 million in 4Q23 compared with $496 million in 4Q22. The 14% increase on a constant exchange rate basis was driven by an increase in expected earnings on insurance contracts, primarily reflecting the net impact of updates to actuarial methods and assumptions on our CSM and risk adjustment and higher expected investment income due to business growth and higher investment yields.

In Canada, core earnings were $352 million in 4Q23 compared with $296 million in 4Q22. The 19% increase primarily reflected business growth in Group Insurance and affinity markets, a lower ECL provision, improved insurance experience gains, and the year-to-date impact of changes in corporate tax rates recorded in 4Q22.

In the U.S., core earnings were $474 million in 4Q23 compared with $408 million in 4Q22. The 16% increase on a constant exchange rate basis was primarily due to an increase in expected investment earnings driven by higher investment yields and business growth. Insurance experience improved compared with 4Q22 primarily due to net favourable life experience, partially offset by unfavourable long-term care experience.

Global WAM core earnings were $353 million in 4Q23 compared with $274 million in 4Q22. The 29% increase was driven by growth in net fee income from higher average AUMA reflecting the favourable impact of markets in 2023 and higher fee spreads, as well as a lower effective tax rate in 4Q23.

Corporate and Other core earnings were $30 million in 4Q23 compared with $69 million in 4Q22. The $39 million decrease in core earnings was primarily driven by higher core expenses due to performance-related costs and higher cost of debt financing. These items were partially offset by gains in our P&C Reinsurance business from a $60 million update in the quarter to prior years' provisions for estimated losses, primarily related to Hurricane Ian.

The table below presents transitional net income attributed to shareholders and net income attributed to shareholders consisting of core earnings and the items excluded from core earnings.

For the quarters ended December 31, ($ millions)	2023	2022
Core earnings	**$ 1,773**	$ 1,543
Items excluded from core earnings:		
Market experience gains (losses)[1]	**(133)**	(655)
Realized gains (losses) on debt instruments	**(51)**	(453)
Derivatives and hedge accounting ineffectiveness	**34**	(182)
Actual less expected long-term returns on public equity	**182**	274
Actual less expected long-term returns on ALDA	**(381)**	(634)
Other investment results	**83**	340
Changes in actuarial methods and assumptions that flow directly through income	**119**	–
Restructuring charge	**(36)**	–
Reinsurance transactions, tax-related items and other[2]	**(64)**	340
Total items excluded from core earnings	**(114)**	(315)
Transitional net income attributed to shareholders	**n/a**	$ 1,228
Less: IFRS 9 transitional impacts:		
Change in expected credit loss		(27)
Hedge accounting		461
Total IFRS 9 transitional impacts (pre-tax)		434
Tax on IFRS 9 transitional impacts		(121)
Total IFRS 9 transitional impacts (post-tax)		313
Net income (loss) attributed to shareholders	**$ 1,659**	$ 915

[1] Market experience was a net charge of $133 million in 4Q23 primarily driven by lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA related to real estate and private equity, partially offset by higher-than-expected returns relative to long-term assumptions on public equity. Market experience was a net charge of $655 million in 4Q22 consisting of lower-than-expected returns (including fair value changes) relative to long-term assumptions on ALDA mainly related to real estate, net realized losses from the sale of debt instruments which are classified as FVOCI and a charge from derivatives and hedge accounting ineffectiveness, partially offset by a net gain primarily from changes in foreign currency exchange rates and higher-than-expected returns relative to long-term assumptions on public equity.

[2] The 4Q23 net charge of $64 million mainly included a $38 million for an investment impairment in Asia and a charge for tax-related true-ups of $23 million. The 4Q22 net gain of $340 million included a net gain of $86 million related to acquiring full ownership interest of Manulife Fund Management Co., Ltd. ("MFM"), formerly known as Manulife TEDA Fund Management Co., Ltd ("MTEDA") by purchasing the remaining 51% of shares from our joint venture partner, partially offset by a charge of $15 million resulting from actuarial model adjustments in Asia. In addition, 4Q22 included the favourable impact of $269 million on our deferred tax assets due to an increase in the Canadian corporate tax rate.

Transitional net income attributed to shareholders by segment and net income attributed to shareholders by segment are presented in the following tables.

Transitional net income (loss) attributed to shareholders by segment[1]

($ millions)		Quarterly Results	
		4Q23	4Q22 Transitional
Asia	$	**615**	$ 493
Canada		**365**	120
U.S.		**198**	(106)
Global Wealth and Asset Management		**365**	401
Corporate and Other		**116**	320
Total transitional net income (loss) attributed to shareholders	**$**	**1,659**	$ 1,228

Net income (loss) attributed to shareholders by segment[1]

($ millions)		Quarterly Results	
		4Q23	4Q22
Asia	$	**615**	$ 315
Canada		**365**	(73)
U.S.		**198**	(44)
Global Wealth and Asset Management		**365**	401
Corporate and Other		**116**	316
Total net income (loss) attributed to shareholders	**$**	**1,659**	$ 915

[1] Effective January 1, 2023, we have made a number of changes to the composition of reporting segments to better align our financial reporting with our business strategy and operations. Our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Our investment in the start-up capital of segregated and mutual funds, and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

Expenditure efficiency ratio and expense efficiency ratio

The **expenditure efficiency ratio** was 52.1% in 4Q23, compared with 54.2% in 4Q22. The 2.1 percentage point decrease in the ratio compared with 4Q22 was driven by a 16% increase in pre-tax core earnings, partially offset by a 7% increase in core expenditures. 4Q23 core expenditures increased as a result of higher performance-related costs and investments in technology. Costs directly attributable to the acquisition of new business that are capitalized into the CSM represented approximately 23% and 25% of total core expenditures in 4Q23 and 4Q22, respectively.

The **expense efficiency ratio** was 45.5% in 4Q23, compared with 47.0% in 4Q22. The 1.5 percentage point decrease in the ratio compared with 4Q22 was driven by the items noted above related to the decrease in the core expenditures efficiency ratio but is net of costs directly attributable to the acquisition of new business.

Total general expenses in 4Q23 increased 18% on an actual exchange rate basis and 17% on a constant exchange rate basis compared with 4Q22 driven by the items noted above related to the decrease in the expenditure efficiency ratio and items excluded from core earnings. In 4Q23, the items excluded from core earnings primarily reflected a restructuring charge of $46 million pre-tax in Global WAM and were not material in 4Q22. General expenses are also net of directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA which are included in insurance service expenses on our financial statements. Directly attributable maintenance expenses and directly attributable acquisition expenses for products measured using the PAA increased 3% on a constant exchange rate basis and 2% on an actual exchange rate basis in 4Q23 compared with 4Q22.

Business Performance[1]

As at and for the quarters ended December 31,
($ millions, unless otherwise stated)

	2023	2022
Asia APE sales	$ 995	$ 893
Canada APE sales	363	252
U.S. APE sales	192	143
Total APE sales	1,550	1,288
Asia new business value	417	395
Canada new business value	139	87
U.S. new business value	74	42
Total new business value	630	524
Asia new business CSM	414	324
Canada new business CSM	70	47
U.S. new business CSM	142	71
Total new business CSM	626	442
Asia CSM net of NCI	12,617	9,420
Canada CSM	4,060	3,675
U.S. CSM	3,738	4,136
Corporate and Other CSM	25	52
Total CSM net of NCI	20,440	17,283
Post-tax CSM net of NCI	17,748	14,659
Global WAM gross flows ($ billions)	35.1	32.5
Global WAM net flows ($ billions)	(1.3)	(8.4)
Global WAM assets under management and administration ($ billions)	849.2	782.3
Global WAM total invested assets ($ billions)	7.1	5.8
Global WAM segregated funds net assets ($ billions)	248.1	224.2
Total assets under management and administration ($ billions)	1,388.8	1,301.1
Total invested assets ($ billions)	417.2	400.1
Total net segregated funds net assets ($ billions)	377.5	348.6

APE sales were $1.6 billion in 4Q23, an increase of 20% compared with 4Q22. In Asia, APE sales increased 11%, driven by growth in Hong Kong and Asia Other[2], partially offset by lower sales in Japan. In Hong Kong, APE sales increased 55% compared with 4Q22, reflecting growth in our broker, agency and bancassurance channels, primarily driven by a return of demand from MCV customers. In Japan, APE sales decreased 12%, compared with 4Q22 due to lower other wealth sales. APE sales in Asia Other increased 1% compared with 4Q22. Higher bancassurance sales in mainland China and higher broker sales in Singapore were partially offset by lower agency and bancassurance sales in Vietnam, and lower broker sales in our International High Net Worth business. In Canada, APE sales increased 44% compared with 4Q22, primarily due to higher large-case and mid-size sales in Group Insurance and higher fixed annuity sales, partially offset by lower travel sales. U.S. APE sales increased 34% compared with 4Q22, reflecting a rebound in demand from affluent customers.

New business value ("NBV") was $630 million in 4Q23, an increase of 20% compared with 4Q22. In Asia, NBV increased 5% compared with 4Q22, driven by higher sales volumes partially offset by business mix. In Canada, NBV increased 60% compared with 4Q22 driven by higher sales volumes in Group Insurance and higher margins in Individual Insurance and Annuities. In the U.S., NBV increased 74% compared with 4Q22, driven by higher sales volumes, product mix and pricing actions.

New business contractual service margin ("New business CSM") was $626 million in 4Q23, an increase of 41% compared with 4Q22. Asia new business CSM increased 27% compared with 4Q22, primarily due to higher sales volumes and the impact of updates to actuarial methods and assumptions. In Canada, new business CSM increased 49% compared with 4Q22, driven by higher margins in Individual Insurance and Annuities. In the U.S., new business CSM increased 102% compared with 4Q22, driven by higher sales volumes, pricing actions and product mix.

Global WAM net outflows were $1.3 billion in 4Q23 compared with net outflows of $8.4 billion in 4Q22. Net outflows in Retirement were $2.5 billion in 4Q23 compared with net outflows of $4.6 billion in 4Q22, driven by lower pension plan redemptions in the U.S. and growth in new pension plan sales and member contributions. Net outflows in Retail were $1.0 billion in 4Q23 compared with net outflows of $4.7 billion in 4Q22, driven by lower mutual fund redemption rates. Net inflows in Institutional Asset Management were $2.1 billion compared with net inflows of $0.9 billion in 4Q22, driven by higher sales of real estate, private equity and credit mandates.

Global WAM gross flows were $35.1 billion in 4Q23, an increase of 8% compared with 4Q22. Retirement gross flows were $13.3 billion in 4Q23, an increase of 9% compared with 4Q22, driven by higher new pension plan sales and growth in member contributions. Retail gross flows were $15.2 billion in 4Q23, in line with 4Q22, driven by higher equity fund sales in Canada and higher separately managed accounts sales in the U.S., offset by lower money market sales in mainland China. Institutional Asset Management gross flows were $6.7 billion in 4Q23, an increase of 31% compared with 4Q22, primarily driven by higher sales of real estate, private equity and credit mandates.

---

[1] Effective January 1, 2023, our international high net worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of our Bermuda operations alongside the high net worth business that we report in our Singapore and Hong Kong operations. Prior period comparative information has been restated to reflect the reclassification.

[2] Asia Other excludes Hong Kong and Japan.

9. Risk Management and Risk Factors

This section provides an overview of our overall risk management approach along with detailed description of specific risks.

Enterprise Risk Management Framework

Delivering on our mission "Decisions made easier. Lives made better", our ambition is to be the most digital, customer-centric global company in our industry. The activities required to achieve these results involve elements of risk taking.

Our approach to risk management is governed by our Enterprise Risk Management ("ERM") Framework.


Culture
Risk Identification
Analysis and Assessment
Management Framework
Response
Materialized Risks
Assessment of Risk
Management of Principal Risks
Evolving Risks
• Risk Appetite and Limits
• Stress Testing
• Capital Management
Evolving Risk Program

Our ERM Framework provides a structured approach to risk taking and risk management activities across the enterprise. It is communicated through risk policies and standards, which are intended to enable consistent design and execution of strategies across the organization. Our risk policies and standards cover:

- **Governance, risk roles and authorities** – Assignment of accountability and delegation of authority for risk oversight and risk management at various levels within the Company, as well as accountability principles and risk appetite, which drives risk limits and policies;
- **Strategy** – The types and levels of risk the Company faces given its strategic plan, and the risk assessment of the internal and external environment;
- **Execution** – Risk identification, measurement, assessment, and mitigation which enable those accountable for risks to manage and monitor the risk profile; and
- **Evaluation** – Validation and oversight to confirm the Company's risk profile, root cause analysis of any notable variation, and any action required to maintain risk at its desired level.

Our risk management practices are influenced by external and internal factors, including economic conditions, political environments, technology and risk culture, which can significantly impact the levels and types of risks we might face in pursuit of strategically optimized risk taking and risk management. Our ERM Framework addresses relevant risk drivers and assessments, as well as mitigating actions, as appropriate.

Three Lines of Defense Model

A strong risk culture and a consistent approach are integral to Manulife's risk management practices. Management is responsible for managing risk within risk appetite and has established risk management strategies and monitoring practices. Our approach includes a "three lines of defense" governance model that segregates duties among risk taking activities, risk monitoring and risk oversight, and establishes appropriate accountability for those who assume risk versus those who oversee risk.

Our first line of defense includes the Chief Executive Officer ("CEO"), Segment and Business Unit General Managers, Global Function Heads and all business operations personnel. The Segment General Managers are ultimately accountable for their business results, the risks they assume to achieve those results, and for the day-to-day management of the risks and related controls, and the Global Function Heads are accountable for the management of the risks and related controls for their function.

The second line of defense is comprised of the Company's Chief Risk Officer ("CRO"), the Company's Chief Compliance Officer, and the Company's Chief Actuary, each with their respective teams, as well as other global oversight functions. Collectively, this group provides independent oversight of risk taking and risk management activities across the enterprise. Risk oversight committees, through broad-based membership, are an integral part of the risk oversight and management governance infrastructure.

The third line of defense is Audit Services, which provides independent, objective assurance that controls are effective and appropriate relative to the risk inherent in the business and that risk mitigation programs and risk oversight functions are effective in managing risks.

Risk Culture

To enable the achievement of our mission and strategic priorities, we are committed to a set of shared values, which reflect our culture, inform our behaviours, and help define how we work together:

• Obsess about customers – Assess their needs and do everything in our power to satisfy them.
• Do the right thing – Act with integrity and do what we say.
• Think big – Anything is possible. We can always find a better way.
• Get it done together – We're part of an amazing team. Do it better by working together.
• Own it – Feel empowered to make decisions and take action to deliver our mission.
• Share your humanity – Build a supportive, diverse and thriving workplace.

Risk Culture Vision – Within this context, we strive for a risk aware culture, where colleagues feel comfortable communicating openly, taking accountability and making decisions that align to the Company's goals and values.

Risk Culture Framework – We have set a framework of desired behaviours to foster a strong risk aware culture. The framework is assessed against a set of qualitative and quantitative indicators and regularly reported to the risk committee of MFC's board of directors (the "Board") and executive leadership, with the intent to continuously identify opportunities to increase risk awareness across all geographies, businesses and layers of management and staff.

We believe that risk culture is strengthened once desired organizational behaviours and attitudes are reinforced through effective application of our corporate values. As such, we communicate key elements of our values through a risk lens to build a strong risk aware culture, including:

• **Communication** – The potential range of outcomes are discussed openly to arrive at informed decisions. Issues are escalated before they become significant problems. Mistakes and failures are used as lessons learned to be shared broadly.
• **Accountability** – Individuals have a clear understanding of their roles and responsibilities, take ownership of their decisions and behaviours, and are held accountable for them.
• **Incentives** – Incentives are aligned to the Company's objectives and encourage behaviours aligned with the Company's values, while discouraging undesired behaviours or inappropriate risk taking.

Risk Governance

The Board oversees our culture of integrity and ethics, strategic planning, risk management, and corporate governance, among other things. The Board carries out its responsibilities directly and through its four standing committees:

• **Risk Committee** – Oversees the management of our principal risks, and our programs, policies and procedures to manage those risks.
• **Audit Committee** – Oversees internal control over financial reporting and our finance, actuarial, internal audit and global compliance functions, serves as the conduct review committee, reviews our compliance with legal and regulatory requirements and oversees the performance, qualifications and independence of our external auditors.
• **Management Resources and Compensation Committee** – Oversees our global human resources strategy, policies, programs, management succession, executive compensation, and pension plan governance.
• **Corporate Governance and Nominating Committee** – Develops our corporate governance policies and procedures, including environmental, social and governance related matters, including climate change, among other activities.

The CEO is directly accountable to the Board for our results and operations and all risk taking activities and risk management practices required to achieve those results. The CEO is supported by the CRO as well as by the Executive Risk Committee ("ERC"). Together, they shape and promote our risk culture, guide risk taking throughout our global operations and strategically manage our overall risk profile.

The ERC approves and oversees the execution of the Company's enterprise risk management program. It establishes and presents for approval to the Board the Company's risk appetite and enterprise-wide risk limits and monitors our overall risk profile, including evolving risks and risk management activities. As part of these activities, the ERC monitors material risk exposures, endorses and reviews strategic risk management priorities, and reviews and assesses the impact of business strategies, opportunities and initiatives on our overall risk position. The ERC is supported by a number of oversight sub-committees including:

• **Credit Committee** – Establishes credit risk policies and risk management standards of practice and oversees the credit risk management program. Also monitors the Company's overall credit risk profile and approves large individual credits and investments.
• **Product Oversight Committee** – Oversees insurance risk and reviews risks in new product and new business reinsurance initiatives. Also monitors product design, new product pricing, and insurance risk exposures and trends.
• **Global Asset Liability Committee** – Oversees market and liquidity risk, hedging, and asset liability management programs and strategies. Also monitors market risk profile, risk exposures, risk mitigation activities and compliance with related policies.

- **Operational Risk Committee** – Oversees operational risk appetite, exposures and associated governance, risk processes, risk management activities and compliance with related policies.
- **Capital Outlook Committee** – Oversees capital management policy and capital positions. Provides direction on strategic capital matters. Identifies key evolving risks impacting capital and the ability to remit earnings from subsidiaries.

We also have segment risk committees, each with mandates similar to the ERC except with a focus at the applicable segment.

Global Risk Management ("GRM"), under the direction of the CRO, establishes and maintains our ERM Framework and oversees the execution of individual risk management programs across the enterprise.

Risk Appetite

The Company's strategic direction drives and is informed by our overall risk appetite. All risk taking activities are managed within the Company's overall risk appetite, which defines the amount and types of risks the Company is willing to assume in pursuit of its objectives. The Company's risk appetite is comprised of three components: overall risk taking philosophy, risk appetite statements, and risk limits and tolerances.

Risk Philosophy – Manulife is a global financial institution offering insurance, wealth and asset management products and other financial services. The activities required to achieve our mission of "Decisions made easier. Lives made better" are guided by our values and involve elements of prudent risk taking. As such, when making decisions about risk taking and risk management, the Company places a priority on the following objectives:

- Safeguarding the commitments and expectations established with our customers, creditors, regulators, shareholders and employees;
- Operating within the Company's risk governance structure as defined by our risk frameworks and policies;
- Supporting the successful design and delivery of customer solutions through the development and deployment of innovative product solutions, and through providing customer-centric digital experiences while remaining within risk appetite;
- Prudently and effectively deploying shareholder capital invested in the Company to achieve appropriate risk/return profiles;
- Maintaining the Company's targeted financial strength rating;
- Achieving and maintaining a high level of operational and financial resilience;
- Investing all assets, including in the wealth and asset management business, consistent with customers' objectives;
- Safeguarding the well-being of our employees, and promoting a diverse, equitable and inclusive business environment;
- Considering environmental, social, and governance ("ESG") impacts across our business activities; and
- Safeguarding or enhancing the Company's reputation and brand.

As an integrated component of our business model, risk management assists the Company in achieving our objectives and in reaching higher levels of operational excellence, while encouraging transparency, prudence, and organizational learning. While we only pursue risks that we believe we can appropriately analyze and monitor, we accept that we are exposed to risks both within our control and outside of our direct influence. We manage each risk by taking actions designed to keep exposures within desired levels, and in accordance with the risk objectives articulated above.

Risk Appetite Statements – At least annually, we establish and/or reaffirm that our risk appetite and the Company's strategy are aligned. The risk appetite statements provide 'guideposts' on our appetite for the level of identified risks, any conditions placed on associated risk taking and direction for where quantitative risk limits should be established. The Company's risk appetite statements are as follows:

- Manulife accepts a total level of risk that provides a very high level of confidence to meeting customer obligations while targeting an appropriate overall return to shareholders over time;
- Manulife pursues product risks that add customer and shareholder value where there is competence to assess and monitor them, and for which appropriate compensation is received;
- Manulife believes a diversified investment portfolio reduces overall risk and enhances returns; therefore, it accepts credit and alternative long-duration asset related risks;
- Capital market risks are acceptable when they are managed within specific risk limits and tolerances;
- Manulife accepts that operational risks are an inherent part of the business and are managed by implementing appropriate controls that provide reasonable assurance that we are within our risk thresholds and tolerances. Management will protect its business and customers' assets through cost-effective operational risk mitigation; and
- Manulife expects its directors, officers and employees to act in accordance with the Company's values, ethics and standards; and to protect its brand and reputation.

Risk Limits and Tolerances – Risk limits and tolerances are established for risks within our risk classification framework that are inherent in our strategies in order to define the types and amount of risk the Company will assume. Risk tolerance levels are set for risks deemed to be most significant to the Company and are established in relation to capital and earnings.

Risk Identification, Measurement and Assessment

We have a consistent approach and process to identify, measure, and assess the risks that we assume. We evaluate all potential new business initiatives, acquisitions, product offerings, reinsurance arrangements, and investment and financing transactions on a comparable risk adjusted basis. Segments and functional groups are responsible for identifying and assessing key and evolving risks on an ongoing basis. A standard inventory of risks is used in all aspects of risk identification, measurement and assessment, as well as monitoring and reporting.

Risk exposures are evaluated using a variety of measures focused on both short-term and long-term economic value, with certain measures used across all risk categories, and others applied only to some risks or a single risk type. Evaluation tools include stress tests such as sensitivity tests, scenario impact analyses and stochastic scenario modeling. In addition, qualitative risk assessments are performed, including for those risk types that cannot be reliably quantified.

We perform a variety of stress tests on earnings and earnings-at-risk, regulatory and economic capital, as well as liquidity. We also perform integrated complex scenario tests to assess key risks and their interaction.

Economic capital and earnings-at-risk provide measures of enterprise-wide risk that can be aggregated and compared across business activities and risk types. Economic capital measures the amount of capital required to meet obligations with a high and pre-defined confidence level. Our earnings-at-risk metric measures the potential variance from quarterly expected earnings at a specified confidence level. Economic capital and earnings-at-risk are both determined using internal models.

Risk Monitoring and Reporting
Under the direction of the CRO, GRM oversees monitoring and reporting on all significant risks at the Company-wide level. Risk exposures are also discussed at various risk oversight committees, along with any exceptions or proposed remedial actions, as required.

On at least a quarterly basis, the ERC and the Board's Risk Committee review risk reports that present an overview of our overall risk profile and exposures across our principal risks. The reports incorporate both quantitative risk exposure measures and sensitivities, and qualitative assessments. The reports also highlight key risk management activities and facilitate monitoring compliance with key risk policy limits.

The results of the Financial Condition Test and Own Risk and Solvency Assessment are presented to the Board annually by our Chief Actuary and CRO, respectively. Our Chief Auditor reports annually the results of our internal audits' assessment of risk management processes and controls to the Board's Audit Committee and the Board's Risk Committee. Management reviews annually the implementation of key risk management strategies, and their effectiveness, with the Board's Risk Committee.

Risk Control and Mitigation
Risk control activities in place throughout the Company are designed to mitigate risks within established risk limits. We believe our controls, which include policies, procedures, systems and processes, are appropriate and commensurate with the key risks faced at all levels across the Company. Such controls are an integral part of day-to-day activity, business management and decision making.

GRM establishes and oversees review and approval processes for product offerings, insurance underwriting, reinsurance, investment activities and other material business activities, based on the nature, size and complexity of the risk taking activity involved. Authority for assuming risk at the transaction level is delegated to specific individuals based on their mandates.

Principal Risk Categories
Our insurance, wealth and asset management and other financial services businesses subject Manulife to a broad range of risks. Management has identified the following key risks grouped under five principal risk categories: strategic risk, market risk, credit risk, product risk and operational risk. The following sections describe the risk management strategies and risk factors for each principal risk category.

The risks described below are not the only ones we face. Additional risks not presently known to us or that are currently immaterial could impair our businesses, operations and financial condition in the future. If any such risks should occur, the trading price of our securities, including common shares, preferred shares and debt securities, could decline, and investors may lose all or part of their investment.

Strategic Risk
Strategic risk is the risk of loss resulting from the inability to adequately plan or implement an appropriate business strategy that allows us to effectively compete in the markets in which we operate, or to adapt to change in the external business, political or regulatory environment.

We compete for customers with both insurance and non-insurance financial services companies. Customer loyalty and retention, and access to distributors, are important to the Company's success and are influenced by many factors, including our distribution practices and regulations, product features, service levels including digital capabilities, prices, investment performance, and our financial strength ratings and reputation. Our ability to effectively compete is highly dependent upon being quick to react and adapt to changes from the external environment while continuing to proactively drive innovation.

Strategic Risk Management Strategy

The CEO and Executive Leadership Team establish and oversee execution of business strategies and have accountability to identify and manage the risks embedded in these strategies. They are supported by a number of processes:

- Strategic business, risk and capital planning that is reviewed with the Board, Executive Leadership Team, and the ERC;
- Performance and risk reviews of all key businesses with the CEO and annual reviews with the Board;
- Risk based capital allocation designed to encourage a consistent decision-making framework across the organization; and
- Review and approval of significant acquisitions and divestitures by the CEO and, where appropriate, the Board.

Reputation risk is the risk that the Company's corporate image may be eroded by adverse publicity, potentially causing long-term or even irreparable damage to the Company's franchise value. Reputation risk arises from both internal and external environmental factors and cannot be managed in isolation from other risks.

The Company's Global Reputation Risk Policy requires that internal processes and controls, management decisions, and business decisions, include considerations for how the Company's reputation and brand could be impacted. Any incident with the potential to harm Manulife's reputation is of high priority and senior management is to be alerted. An essential component of the Global Reputation Risk Policy requires that all employees should conduct themselves in accordance with our values, as well as the Code of Business Conduct and Ethics.

Environmental, Social and Governance Risks

Environmental, social and governance ("ESG") risks could arise from our inability to adapt to evolving ESG issues, including climate change, and may impact our investments, underwriting, and operations, which could lead to adverse financial, operational, legal, reputational, or brand value risks for Manulife due to our actual or perceived actions, or inaction in relation to ESG issues.

The Board's Corporate Governance and Nominating Committee ("CGNC") oversees Manulife's ESG framework, including matters related to climate change. On a regular basis, the CGNC is updated on relevant ESG topics, including our progress against the commitments set out in Manulife's Climate Action Plan. Each member of the CGNC also participates in at least one externally facilitated ESG-related education session every two years. The CGNC's oversight complements Manulife's Executive Sustainability Council ("ESC"), which consists of the CEO, the Chief Sustainability Officer, the CRO and other members of the Executive Leadership Team. As part of its mandate, the ESC is responsible for guiding the development and execution of our climate strategy, including climate-related risk management activities. The ESC meets monthly and is supported by the ESG Centre of Expertise ("CoE"), which consists of corporate function and business unit leads tasked with integrating sustainability into our business practices and a Legal and Compliance ESG CoE, whose purpose is to share information and advice relating to ESG activities across Manulife. Manulife's Climate Change Taskforce, a cross-functional team, is responsible for the execution of the Climate Action Plan and manages climate-related performance and disclosures. Additionally, our global executive Diversity, Equity and Inclusion ("DEI") Council, which includes members of the Executive Leadership Team and is chaired by the CEO, meets quarterly and guides, supports, and facilitates the implementation of our DEI strategy, encourages innovative thinking about DEI challenges and opportunities, and drives and builds accountability for DEI throughout the organization.

Climate Risk

Consistent with the Financial Stability Board's Taskforce on Climate-Related Financial Disclosures ("TCFD"), Manulife defines climate-related risks as the potential negative impacts from climate change, which may be experienced directly (e.g., through financial loss) or indirectly (e.g., through reputational harm), resulting from the physical impacts of climate change or the transition to a low-carbon economy.

Climate risk is a risk with unique characteristics given the diverse set of pathways through which it can manifest. As such, it is a transversal risk, that has the potential to impact any of our principal risks, including strategic, market, credit, product, or operational risk, as well as legal and reputational risk. Climate risk, therefore, is viewed as a modifier or an accelerator of existing risk types, and failure to adequately prepare for the potential impacts of climate change can have material adverse impacts on our balance sheet or our ability to operate.

Potential impacts of climate change may include but are not limited to: business losses or disruption resulting from extreme weather conditions; challenges in adapting to changes in climate-related legal or regulatory frameworks; reputational damage; devaluation of our debt or equity asset exposures to fossil-fuel-related or high-emitting industries; or increased insurance contract liabilities arising from climate-related impacts on morbidity or mortality.

We continue to enhance the integration of climate-related risks into our enterprise risk management framework to ensure that they are managed in a manner consistent with our approach to risk management (refer to "Risk Identification, Measurement and Assessment" above). Our Environmental Risk Policy and other relevant policies and standards are used to guide business operations on climate risk identification and assessment. GRM continues to enhance risk management practices to consider the potential impacts from climate-related risk, including in our investment decision-making processes, life insurance underwriting due diligence, and assessment of operational risks and controls.

The Executive Risk Committee and the Risk Committee of the Board consider climate-related risks and opportunities through the ongoing monitoring and reporting of evolving risks. Risk management activities addressing climate-related risks are expected to continue to evolve over time as knowledge and capabilities further mature, and as applicable standards, frameworks and methodologies continue to emerge and coalesce. Manulife is a long-term oriented underwriter and investor. Therefore, climate-related risks and opportunities, including changes in the physical environment and policy and technological changes associated with the transition to a low-carbon economy, are strategically relevant and, in some cases, could become material to our business over time. In 2023, we continued to monitor climate-related risks and opportunities within our business strategy over short (1-5 years), medium (5-15 years), and long (beyond 15 years) time horizons to better assess the relative significance of potential impacts and how and when actions will be required to address such impacts.

Our Climate Action Plan focuses on three areas: our operations, our general fund investments, and the products and services we offer to clients. It includes a commitment to achieve net zero financed emissions by 2050, and a commitment to reduce our absolute scope 1 and 2 emissions by 40% by 2035[1]. In our General Account, we have set near term decarbonization targets for general fund invested assets in support of our net zero commitment. In-scope asset classes currently covered by science-based targets include project finance of power generation and listed debt and equity (excluding sovereigns). Our interim targets are developed in line with the ambition of Science-based Target Initiative guidance for Financial Institutions with criteria for well-below 2 degrees celsius of warming. Through our general fund we continue to target investment in green and transition assets, directing funds with known use of proceeds to aspects such as energy efficiency projects, sustainably certified timberlands, and renewable energy development. Through MIM, development of investment strategies for climate change mitigation and resilience remains ongoing.

Our total exposure to carbon-related assets, held in our General Account, was $68.0 billion, or 16% of the total portfolio as of December 31, 2023. Carbon-related assets are identified based on internal sub-sector classifications. Sub-sectors in scope are informed by TCFD guidance and at this time, include oil and gas; oil and gas services; pipelines; coal; electric and gas utilities; building materials, and basic materials. Carbon-related assets are based on sectors recommended by the TCFD and represent sectors that may be financially vulnerable to climate transition risks such as rising costs of carbon, that could lead to possible devaluation, impairment or stranding of assets.

For additional information regarding strategic risks associated with Manulife's sustainability commitments, see "Strategic Risk Factors – We may not be able to achieve our sustainability commitments, or our commitments may not meet the expectations of stakeholders or regulators". Please also refer to our annual "Environmental, Social and Governance Report", published in the second quarter of each year, for detailed disclosure on our alignment with the TCFD recommendations and our ESG performance.

Strategic Risk Factors

We may not be successful in executing our business strategies or these strategies may not achieve our objectives.

- The global macroeconomic environment has a significant impact on our financial plans and ability to implement our business strategy. The macroeconomic environment can be significantly impacted by the actions of both the government sector (including central banks) and the private sector. The macroeconomic environment may also be affected by natural and human-made catastrophes.
- Our business strategy and associated financial plans are developed by considering forecasts of economic growth, both globally and in the specific countries in which we operate. Actual economic growth can be significantly impacted by the macroeconomic environment and can deviate significantly from forecasts, thus impacting our financial results and the ability to implement our business strategy.
- Any plans to expand our global operations in markets where we operate and potentially in new markets may require considerable management time, as well as start-up expenses for market development before any significant revenues and earnings are generated. Operations in new markets may achieve low margins or may be unprofitable, and expansion in existing markets may be affected by local economic and market conditions.
- Changes in the macroeconomic environment can also have a significant impact on financial markets, including movements in interest rates, spreads on fixed income assets, and returns on public equity and ALDA assets. Our financial plan, including income, balance sheet, and capital projections are based on certain assumptions with respect to future interest rates and spreads on fixed income assets, and future returns from our public equity and ALDA investments. Actual experience is highly variable and can deviate significantly from our assumptions, thus impacting our financial results. In addition, changes in the macroeconomic environment may result in changes to financial assumptions, which would also impact our financial results.
- Specific changes in the macroeconomic environment can have very different impacts across different parts of the business. For example, a rise in interest rates is generally beneficial to us in the long-term as higher interest rates may facilitate financial product development and exceed our product pricing assumptions, but can adversely affect valuations of some ALDA assets, especially those that have expected returns substantially dependent on long-dated contractual cash flows.
- A rise in geopolitical tensions and political risk either within or outside of jurisdictions in which we operate can trigger changes in the macroeconomic environment and overall regulatory landscape which can have various impacts across our business. For example, economic sanctions imposed on a country could adversely impact our ability to achieve specific business objectives. Military conflicts could drive financial and economic dislocations across global capital markets, supply chains or commodity markets. See also "Operational Risk Factors – Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition."
- The spending and savings patterns of our customers could be significantly influenced by the macroeconomic environment and could have an impact on the products and services we offer to our customers.

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[1] See "Caution regarding forward-looking statements" above.

- Customer behaviour and emergence of claims on our liabilities can be significantly impacted by the macroeconomic environment. For example, a prolonged period of economic weakness could impact the health and well-being of our customers and that could result in increased claims for certain insurance risks.
- An elevated risk for stagflation, increased unemployment, inflation and economic uncertainty in certain parts of the global markets may result in adverse policyholders' behaviour (such as higher withdrawals, lapses, lower premium deposits and lower policy persistency than anticipated), higher expenses and cost of fundings, along with other adverse impacts from higher rates due to inflationary pressure as noted in the Market Risk Factors section. These impacts could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

Adverse publicity, litigation or regulatory action resulting from our business practices or actions by our employees, representatives and/or business partners, could erode our corporate image and damage our franchise value and/or create losses.

- Manulife's reputation is one of its most valuable assets. Harm to a company's reputation is often a consequence of risk control failure, whether associated with complex financial transactions or routine operational activities. Manulife's reputation could also be harmed by the actions of third parties with whom we do business. Our representatives include affiliated broker-dealers, agents, wholesalers and independent distributors, such as broker-dealers and banks, on whose services and representations our customers rely. Business partners include, among others, joint venture partners and third parties to whom we outsource certain functions and that we rely on to fulfill various obligations.
- If any of these representatives or business partners fail to adequately perform their responsibilities, or monitor their own risks, these failures could affect our business reputation and operations. While we seek to maintain adequate internal risk management policies and procedures and protect against performance failures, events may occur involving our representatives or our business partners that could cause us to lose customers or cause us or our representatives or business partners to become subject to legal, regulatory, economic or trade sanctions, which could have a material adverse effect on our reputation, our business, and our results of operations. For further discussion of government regulation and legal proceedings refer to "Government Regulation" in MFC's Annual Information Form dated February 14, 2024 and note 19 of the 2023 Annual Consolidated Financial Statements.

Our businesses are heavily regulated, and changes in regulation or laws, or in the interpretation or enforcement of regulation and laws, may reduce our profitability and limit our growth.

- Our operations are subject to a wide variety of insurance and other laws and regulations including with respect to financial crimes (which include, but are not limited to, money laundering, bribery and economic or trade sanctions), privacy, market conduct, consumer protection, business conduct, prudential and other generally applicable non-financial requirements. Insurance and securities regulators in Canada, the United States, Asia and other jurisdictions regularly re-examine existing laws and regulations applicable to insurance companies, investment advisors, broker-dealers and their products. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations or in the interpretation or enforcement thereof, may materially increase our direct and indirect compliance costs and other expenses of doing business, thus having a material adverse effect on our results of operations and financial condition.
- Future regulatory capital, actuarial and accounting changes, including changes with a retroactive impact, could have a material adverse effect on the Company's consolidated financial condition, results of operations and regulatory capital both on transition and going forward. In addition, such changes could have a material adverse effect on the Company's position relative to that of other Canadian and international financial institutions with which Manulife competes for business and capital.
- In Canada, MFC and its principal operating subsidiary, MLI, are governed by the Insurance Companies Act (Canada) ("ICA"). The ICA is administered, and the activities of the Company are supervised, by the Office of the Superintendent of Financial Institutions ("OSFI"). MLI is also subject to regulation and supervision under the insurance laws of each of the provinces and territories of Canada. Regulatory oversight is vested in various governmental agencies having broad administrative power with respect to, among other things, dividend payments, capital adequacy and risk based capital requirements, asset and reserve valuation requirements, permitted investments and the sale and marketing of insurance contracts. These regulations are intended to protect policyholders and beneficiaries rather than investors and may adversely impact shareholder value.
- Some recent examples of regulatory and professional standard developments, which could impact our net income attributed to shareholders and/or capital position are provided below.
  - OSFI published the Parental Stand-alone (Solo) Capital Framework in September 2023 with an effective date of January 1, 2024. The Solo Capital Framework applies to all life insurers designated by OSFI as internationally active insurance groups (IAIGs). The objective of this framework is to assess the sufficiency of capital that is readily available to the domestic parent operating life insurer on a solo basis and to assess the parent's ability to act as a source of strength for its subsidiaries and/or other affiliates. MLI is in scope for this framework and meets the requirement.
  - In January 2023, a revised LICAT guideline, aligning with the IFRS 17 accounting changes, took effect. This will be followed by an update to the capital rules for Segregated Fund Guarantees, expected to be effective in January 2025. OSFI's LICAT capital regime applies to our business globally on a group consolidated basis. We continue to meet OSFI's requirements and maintain capital in excess of regulatory expectations.
  - At its annual meeting in November 2019, the IAIS adopted a risk based global Insurance Capital Standard ("ICS"), that is being further developed over a five-year monitoring period that commenced in 2020. While broadly supportive of the goals of ICS, OSFI

stated that it did not support the current ICS design, adopted by the IAIS in November 2019, citing that it was 'not fit for purpose for the Canadian market'. While the IAIS intend to adopt ICS in November 2024, the final form and timing of ICS that will be implemented in different jurisdictions, remains the sole responsibility of the local regulators. Without OSFI's adoption, the IAIS rules will not apply in Canada or to Canadian companies on a group-wide basis, while other regulators may use the ICS framework, adapted for their local market, for calculating capital in their specific markets. We will continue to monitor developments as the ICS methodology and its applicability evolve.

- ○ The National Association of Insurance Commissioners ("NAIC") continues to review and revise reserving and capital methodologies as well as the overall risk management framework as required to keep pace with an evolving landscape. These reviews will affect U.S. life insurers, including John Hancock, and could lead to increased reserving and/or capital requirements for our business in the U.S. In addition, in December 2020 the NAIC adopted a group capital calculation ("GCC") and amendments to the NAIC Insurance Holding Company System Regulatory Act which exempt certain insurance holding groups, including John Hancock and Manulife, from the requirements relating to the GCC. In Michigan, which is the lead state for NAIC regulation of John Hancock, the Michigan Insurance Code was recently amended to adopt the NAIC GCC model language and the Michigan Department of Insurance and Financial Services ("DIFS") is promulgating the associated rules. OSFI has been working with the NAIC to achieve mutual recognition and treatment of internationally active insurance groups domiciled in Canada with U.S. operations. Mutual recognition will avoid redundant group oversight, and Manulife and John Hancock have taken a leadership role to ensure the NAIC process could accommodate a process that OSFI could and would undertake. With the ongoing NAIC mutual recognition process, Michigan DIFS issued guidance providing a narrowly tailored waiver that relieves John Hancock of any additional reporting obligations in 2024.
- ○ Regulators in various jurisdictions in which we operate continue to reform their respective capital regulations. We continue to closely monitor the developments.

- Increasingly, global financial regulators are promulgating guidance related to climate change and its potential impacts on financial services firms. OSFI, the SEC and several regulators across Asia have been engaging industry to assess the impacts of climate change and to set expectations on establishing climate transition plans, including ensuring effective risk management and governance structures to manage climate change-related risks and have begun releasing guidance. There are also increasing expectations from investors, regulators, and other stakeholders to provide comparable, decision-useful data and reporting on climate change-related risks and opportunities, including performance metrics such as an organization's Scope 1, 2 and 3 carbon emissions. Regulatory disclosure requirements are guided by private sector bodies, where there is a convergence in the industry around sustainability reporting frameworks. The IFRS Foundation's International Sustainability Standards Board ("ISSB") is one such body and has published draft standards for a comprehensive global baseline of sustainability disclosures for capital markets.
- In the United States, state insurance laws regulate most aspects of our business, and our U.S. insurance subsidiaries are regulated by the insurance departments of the states in which they are domiciled and the states in which they are licensed. State laws grant insurance regulatory authorities broad administrative powers with respect to, among other things: licensing companies and agents to transact business; calculating the value of assets to determine compliance with statutory requirements; mandating certain insurance benefits; regulating certain premium rates; reviewing and approving policy forms; regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements; regulating advertising; protecting privacy; establishing statutory capital and reserve requirements and solvency standards; fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts; approving changes in control of insurance companies; restricting the payment of dividends and other transactions between affiliates; and regulating the types, amounts and valuation of investments. Changes in any such laws and regulations, or in the interpretation or enforcement thereof by regulators, could significantly affect our business, results of operations and financial condition.
- Currently, the U.S. federal government does not directly regulate the business of insurance. However, federal legislation and administrative policies in several areas can significantly and adversely affect state regulated insurance companies. These areas include financial services regulation, securities regulation, pension regulation, privacy, tort reform legislation, and taxation. In addition, under the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank"), the U.S. Board of Governors of the Federal Reserve has supervisory powers over non-bank financial companies that are determined to be systemically important.
- Insurance guaranty associations in Canada and the United States have the right to assess insurance companies doing business in their jurisdiction for funds to help pay the obligations of insolvent insurance companies to policyholders and claimants. Typically, an insurer is assessed an amount related to its proportionate share of the line of business written by all insurers in the relevant jurisdiction. Because the amount and timing of an assessment is beyond our control, the liabilities that we have currently established for these potential liabilities may not be adequate, particularly if there is an increase in the number of insolvent insurers or if the insolvent insurers operated in the same lines of business and in the same jurisdictions in which we operate.
- Manulife operates in numerous jurisdictions in Asia. These operations are subject to the regulations and laws in each local jurisdiction, with the structure or model for oversight of insurance differing by jurisdiction. We are encouraged to see further regional economic and trade integration in Asia, with most jurisdictions supportive of foreign investment and many regulators' increasing willingness to benchmark domestic law and regulation against international standards and best practices. However, the increasing geopolitical complexity, rising political and regulatory uncertainty, and regulatory tightening in some jurisdictions have created heightened complexity and risk for Manulife to mitigate and navigate, which may adversely impact shareholder value.

- While many of the laws and regulations to which we are subject are intended to protect policyholders, beneficiaries, depositors and investors in our products and services, others also set standards and requirements for the governance of our operations. Failure to comply with applicable laws or regulations could result in financial penalties or sanctions, and damage our reputation.
- All aspects of Manulife's Global WAM businesses are subject to various laws and regulations around the world. These laws and regulations are primarily intended to protect investment advisory clients, investors in registered and unregistered funds, and clients of Manulife's global retirement businesses. Agencies that regulate investment advisors, investment funds and retirement plan products and services have broad administrative powers, including the power to limit, restrict or prohibit the regulated entity or person from carrying on business if it fails to comply with such laws and regulations. Possible sanctions for significant compliance failures include the suspension of individual employees, limitations on engaging in certain lines of business for specified periods of time, revocation of investment advisor and other registrations and censures and fines both for individuals and Manulife, along with the resulting damage to our reputation.
- From time to time, regulators raise issues during examinations or audits of Manulife that could have a material adverse impact on us. We cannot predict whether or when regulatory actions may be taken that could adversely affect our operations. Our failure to comply with existing and evolving regulatory requirements could also result in regulatory sanctions and could affect our relationships with regulatory authorities and our ability to execute our business strategies and plans. For further discussion of government regulation and legal proceedings refer to "Government Regulation" in MFC's Annual Information Form dated February 14, 2024 and note 19 of the 2023 Annual Consolidated Financial Statements. See also "Operational Risk Factors – Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition" for further discussion on the impact to our operations.

Changes to International Financial Reporting Standards could have a material impact on our financial results.

- New standards or modifications to existing standards could have a material adverse impact on our financial results and regulatory capital position (the regulatory capital framework in Canada uses IFRS as a base). Additionally, any mismatch between the underlying economics of our business and new accounting standards could have significant unintended negative consequences on our business model; and potentially affect our customers, shareholders and our access to capital markets.

Changes in tax laws, tax regulations, or interpretations of such laws or regulations could make some of our products less attractive to consumers, could increase our corporate taxes or cause us to change the value of our deferred tax assets and liabilities as well as our tax assumptions included in the valuation of our insurance and investment contract liabilities. This could have a material adverse effect on our business, results of operations and financial condition.

- Many of the products that the Company sells benefit from one or more forms of preferred tax treatment under current income tax regimes. For example, the Company sells life insurance policies that benefit from the deferral or elimination of taxation on earnings accrued under the policy, as well as permanent exclusion of certain death benefits that may be paid to policyholders' beneficiaries. We also sell annuity contracts that allow the policyholders to defer the recognition of taxable income earned within the contract. Other products that the Company sells, such as certain employer-paid health and dental plans, also enjoy similar, as well as other, types of tax advantages. The Company also benefits from certain tax benefits, including tax-exempt interest, dividends-received deductions, tax credits (such as foreign tax credits), and favourable tax rates and/or income measurement rules for tax purposes.
- There is risk that tax legislation could be enacted that would lessen or eliminate some or all of the tax advantages currently benefiting the Company or its policyholders or its other clients. This could occur in the context of deficit reduction or other tax reforms. The effects of any such changes could result in materially lower product sales, lapses of policies currently held, and/or our incurrence of materially higher corporate taxes, any of which could have a material adverse effect on our business, results of operations and financial condition.
- Additionally, the Company may be required to change its provision for income taxes or carrying amount of deferred tax assets or liabilities if the characterization of certain items is successfully challenged by taxing authorities or if future transactions or events, which could include changes in tax laws, tax regulations or interpretations of such laws or regulations, occur. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.
- In 2021, 136 of the 140 members of the Organization for Economic Co-Operation and Development ("OECD") / G20 Inclusive Framework agreed on a two-pillar solution to address tax challenges from the digital economy, and to close the gaps in international tax systems. These include a new approach to allocating certain profits of multinational entities amongst countries and a global minimum income tax rate of 15%. On July 12, 2023, the Canadian government reaffirmed its commitment to the two-pillar solution and the target date of December 31, 2023 for implementation of the Pillar 2 global minimum tax. This would first apply to the Company's 2024 fiscal year if enacted on this timeline. The Company is closely monitoring developments and potential impacts and, in particular, for issues unique to the insurance industry. If enacted, we expect an increase in the effective tax rate, pending further details on timing and specific implementation in both Canada and other affected countries.
- In Canada, the 1.5% corporate tax rate increase on Canadian taxable income over $100 million effective in 2022, had an immediate favourable impact on the value of our existing deferred tax assets in the fourth quarter of 2022 that will be offset over time by a slight increase to our effective tax rate as future Canadian insurance and banking earnings are taxed at the new higher federal corporate tax rate of 16.5%.
- Rules to govern the transition to IFRS 17 for Canadian tax purposes were enacted in late 2022 and became effective January 1, 2023. A five-year transition period for both insurance reserves and revaluations of investments under IFRS 9 should generally smooth the current tax impact of the change in accounting standards but is not expected to have a material effect on the Company's annual cash tax payable.

- The U.S. Inflation Reduction Act of 2022 was signed into law on August 16, 2022, which includes a 15% minimum tax based on financial statement income, starting in 2023. Many related regulations remain to be drafted to clarify how the tax will operate, but at this time we do not expect our IFRS effective tax rate to be materially affected by this new tax, though the timing of cash tax payments could be accelerated.
- Canada's 2023 Budget statement proposed to deny financial institutions of the traditional tax deduction of dividends received on shares of Canadian corporations when such shares are held as mark-to-market property. The affected property is a small component of the investment portfolio that supports the Company's business. Should this rule be enacted as proposed, the Company would expect its tax expense on investment income to increase starting in 2024, though not significantly[1]. The resulting negative impact on net investment income would also reduce the value of certain in-force insurance policies and could result in upward pressure on policy pricing going forward.
- On December 27, 2023, Bermuda enacted a 15% domestic corporate income tax regime applicable to large multinational entities that will come into force in 2025. Bermuda has also introduced a transition process intended to phase in the tax impact to affected taxpayers over a number of years. There are no immediate consequences to Manulife from the passage of this tax reform and the longer-term impact on the Company's income tax expense is not expected to be material.

Access to capital may be negatively impacted by market conditions.

- Disruptions, uncertainty or volatility in the financial markets may limit or delay our access to the capital markets to raise capital required to operate our business, satisfy regulatory capital requirements or meet our refinancing needs. Under extreme conditions, we may be forced, among other things, to delay raising capital, issue different types of capital than we would otherwise under normal conditions, issue shorter term securities than we prefer, or issue securities that bear an unattractive cost of capital which could decrease our financial flexibility, profitability, and/or dilute our existing shareholders.

As a holding company, MFC depends on the ability of its subsidiaries to transfer funds to it to meet MFC's obligations and pay dividends. Subsidiaries' remittance of capital depends on subsidiaries' earnings, regulatory requirements and restrictions, macroeconomic and market conditions.

- MFC is a holding company and relies on dividends and interest payments from our insurance and other subsidiaries as the principal source of cash flow to meet MFC's obligations and pay dividends. As a result, MFC's cash flows and ability to service its obligations are dependent upon the earnings of its subsidiaries and the distribution of those earnings and other funds by its subsidiaries to MFC. Substantially all of MFC's business is currently conducted through its subsidiaries.
- The ability of MFC's insurance subsidiaries to pay dividends to MFC in the future will depend on their earnings, macroeconomic and market conditions, and their respective local regulatory requirements and restrictions, including capital adequacy and requirements, exchange controls and economic or trade sanctions.
- MFC's insurance subsidiaries are subject to a variety of insurance and other laws and regulations that vary by jurisdiction and are intended to protect policyholders and beneficiaries in that jurisdiction first and foremost, rather than investors. These subsidiaries are generally required to maintain solvency and capital standards as set by their local regulators and may also be subject to other regulatory restrictions, all of which may limit the ability of subsidiary companies to pay dividends or make distributions to MFC.
- Potential changes to regulatory capital and actuarial and accounting standards could also limit the ability of the insurance subsidiaries to pay dividends or make distributions and could have a material adverse effect on internal capital mobility. We may be required to raise additional capital, which could be dilutive to existing shareholders, or to limit the new business we write, or to pursue actions that would support capital needs but adversely impact our subsequent earnings potential. In addition, the timing and outcome of these initiatives could have a significantly adverse impact on our competitive position relative to that of other Canadian and international financial institutions with which we compete for business and capital.
- The Company seeks to maintain capital in its regulated subsidiaries in excess of the minimum required in all jurisdictions in which the Company does business. The minimum requirements in each jurisdiction may increase due to regulatory changes and we may decide to maintain additional capital in our operating subsidiaries for competitive reasons, to fund expected growth of the business or to deal with changes in the risk profile of such subsidiaries. Any such increases in the level of capital may reduce the ability of the operating companies to pay dividends.
- The payment of dividends to MFC by MLI is subject to restrictions set out in the ICA. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing: (i) the company does not have adequate capital and adequate and appropriate forms of liquidity; or (ii) the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any order made to the company by the Superintendent. All of our U.S. and Asian operating life insurance companies are subsidiaries of MLI. Accordingly, a restriction on dividends from MLI would restrict MFC's ability to obtain dividends from its U.S. and Asian businesses.
- Certain of MFC's U.S. insurance subsidiaries also are subject to insurance laws in Michigan, New York and Massachusetts, the jurisdictions in which these subsidiaries are domiciled, which impose general limitations on the payment of dividends and other upstream distributions by these subsidiaries to MLI.
- Our Asian insurance subsidiaries are also subject to restrictions in the jurisdictions in which these subsidiaries are domiciled which could affect their ability to pay dividends to MLI in certain circumstances.

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[1] See "Caution regarding forward-looking statements" above.

We may experience future downgrades in our financial strength or credit ratings, which may materially adversely impact our financial condition and results of operations.

- Credit rating agencies publish financial strength ratings on life insurance companies that are indicators of an insurance company's ability to meet contract holder and policyholder obligations. Credit rating agencies also assign credit ratings, which are indicators of an issuer's ability to meet the terms of its obligations in a timely manner and are important factors in a company's overall funding profile and ability to access external capital. Ratings reflect the views held by each credit agency, which are subject to change based on various factors that may be within or beyond a company's control.

- Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade could adversely affect our operations and financial condition. A downgrade could, among other things, increase our cost of capital and limit our access to the capital and loan markets; cause some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms, or additional financial obligations; result in the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services; increase our cost of hedging; unfavourably impact our ability to execute on our hedging strategies; materially increase the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued; impact our ability to obtain reinsurance at reasonable prices or at all; and materially increase the number of withdrawals by policyholders of cash values from their policies; and reduce new sales.

Competitive factors may adversely affect our market share and profitability.

- The insurance, wealth and asset management industries are highly competitive. Our competitors include other insurers, securities firms, investment advisors, asset managers, banks and other financial institutions. The rapid advancement of new technologies, such as blockchain, artificial intelligence and advanced analytics, may enable other non-traditional firms (e.g., big technology competitors providing financial products and services) to compete directly in the industry space, or offer services to our traditional competitors to enhance their value propositions. The impact from technological disruption may result in our competitors improving their customer experience, product offerings and business costs. Our competitors compete with us for customers, access to distribution channels such as brokers and independent agents, and for employees. In some cases, competitors may be subject to less onerous regulatory requirements, have lower operating costs or have the ability to absorb greater risk while maintaining their financial strength ratings, thereby allowing them to price their products more competitively or offer features that make their products more attractive. These competitive pressures could result in lower new business volumes and increased pricing pressures on a number of our products and services that may harm our ability to maintain or increase our profitability. Due to the highly competitive nature of the financial services industry, there can be no assurance that we will continue to effectively compete with our traditional and non-traditional industry rivals, and competitive pressure may have a material adverse effect on our business, results of operations and financial condition.

We may experience difficulty in marketing and distributing products through our current and future distribution channels.

- We distribute our insurance and wealth management products through a variety of distribution channels, including brokers, independent agents, broker-dealers, banks, wholesalers, affinity partners, other third-party organizations and our own sales force in Asia. We generate a significant portion of our business through individual third-party arrangements. We periodically negotiate provisions and renewals of these relationships, and there can be no assurance that such terms will remain acceptable to us or relevant third parties. An interruption in our continuing relationship with certain of these third parties could significantly affect our ability to market our products and could have a material adverse effect on our business, results of operations and financial condition.

Industry trends could adversely affect the profitability of our businesses.

- Our business segments continue to be influenced by a variety of trends that affect our business and the financial services industry in general. The impact of the volatility and instability of the financial markets on our business is difficult to predict and the results of operations and our financial condition may be significantly impacted by general business and economic trends in the geographies in which we operate. These conditions include, but are not limited to, market factors, such as public equity, foreign currency, interest rate and other market risks, demographic shifts, consumer behaviours (e.g., spending habits and debt levels), and governmental policies (e.g., fiscal, monetary, and global trade). The Company's business plans, results of operations, and financial condition have been negatively impacted in the past and may be negatively affected in the future.

We may face unforeseen liabilities or asset impairments arising from possible mergers with, or acquisitions and dispositions of, or strategic investments in, businesses or difficulties integrating acquired businesses.

- We have engaged in mergers with, acquisitions and dispositions of, or strategic investments in, businesses in the past and expect to continue to do so in the future as we may deem appropriate. There could be unforeseen liabilities or asset impairments, including goodwill impairments that arise in connection with the businesses that we may sell, have acquired, or may acquire in the future. In addition, there may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing due diligence investigations on acquisition targets. Furthermore, the use of our own funds as consideration in any acquisition would consume capital resources that would no longer be available for other corporate purposes.

- Our ability to achieve some or all of the benefits we anticipate from any mergers with, acquisitions and dispositions of, or strategic investments in, businesses will depend in large part upon our ability to successfully integrate the businesses in an efficient and effective manner. We may not be able to integrate the businesses smoothly or successfully, and the process may take longer than expected. The integration of operations may require the dedication of significant management resources, which may distract management's attention from our day-to-day business. Mergers with, acquisitions and dispositions of, or strategic investments in, operations outside of North America, especially any acquisition in a jurisdiction in which we do not currently operate, may be particularly challenging or costly to integrate. If we are unable to successfully integrate the operations of any acquired businesses, we may be unable to realize the benefits we expect to achieve as a result of the acquisitions and the results of operations may be less than expected.

If our businesses do not perform well, or if the outlook for our businesses is significantly lower than historical trends, we may be required to recognize an impairment of goodwill or intangible assets or to establish a valuation allowance against our deferred tax assets, which could have a material adverse effect on our results of operations and financial condition.

- Goodwill represents the excess of the amounts we paid to acquire subsidiaries and other businesses over the fair value of their net identifiable assets at the date of acquisition. Intangible assets represent assets that are separately identifiable at the time of an acquisition and provide future benefits such as the John Hancock brand.
- As outlined below under "Critical Actuarial and Accounting Policies – Goodwill and Intangible Assets", goodwill and intangible assets with indefinite lives are tested at least annually for impairment at the cash generating unit ("CGU") or group of CGUs level, representing the smallest group of assets that is capable of generating largely independent cash flows. Going forward, as a result of the impact of economic conditions and changes in product mix and the granular level of goodwill testing under IFRS, additional impairment charges could occur in the future. Any impairment in goodwill would not affect LICAT capital.
- If market conditions deteriorate in the future and, in particular, if MFC's common share price is low relative to book value per share, if the Company's actions to limit risk associated with its products or investments cause a significant change in any one CGU's recoverable amount, or if the outlook for a CGU's results deteriorate, the Company may need to reassess the value of goodwill and/or intangible assets which could result in impairments during 2024 or subsequent periods. Such impairments could have a material adverse effect on our results of operations and financial condition.
- Deferred income tax balances represent the expected future tax effects of the differences between the book and tax basis of assets and liabilities, loss carry forwards and tax credits. Deferred tax assets are recorded when the Company expects to claim deductions on tax returns in the future for expenses that have already been recorded in the financial statements.
- The availability of those deductions is dependent on future taxable income against which the deductions can be made. Deferred tax assets are assessed periodically by management to determine if they are realizable.
- Factors in management's determination include the performance of the business including the ability to generate gains from a variety of sources and tax planning strategies. If based on information available at the time of the assessment, it is determined that the deferred tax asset will not be realized, then the deferred tax asset is reduced to the extent that it is no longer probable that the tax benefit will be realized.

We may not be able to protect our intellectual property and may be subject to infringement claims.

- We rely on a combination of registrations, contractual rights and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. In particular, we have invested considerable resources in promoting and protecting the brand names "Manulife" and "John Hancock" and expect to continue to do so. Although we use a broad range of measures to protect our intellectual property rights, third parties may infringe or misappropriate our intellectual property. As the occurrence of potential infringements or misappropriations against our intellectual property increases, we may have to litigate more often to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability, which represents a diversion of resources that may be significant in amount and may not prove successful. The loss of intellectual property protection or the inability to secure or enforce the protection of our intellectual property assets could have a material adverse effect on our business and our ability to compete.
- We also may be subject to costly litigation in the event that another party alleges our operations or activities infringe upon its intellectual property rights. Third parties may have, or may eventually be issued, patents that could be infringed by our products, methods, processes or services. Any party that holds such a patent could make a claim of infringement against us. We may also be subject to claims by third parties for breach of copyright, trademark, trade secret or license usage rights. Any such claims and any resulting litigation could result in significant liability for damages. If we were found to have infringed a third-party patent or other intellectual property rights, we could incur substantial liability, and in some circumstances could be enjoined from providing certain products or services to our customers or utilizing and benefiting from certain methods, processes, copyrights, trademarks, trade secrets or licenses, or alternatively could be required to enter into costly licensing arrangements with third parties, all of which could have a material adverse effect on our business, results of operations and financial condition.

Applicable laws may discourage takeovers and business combinations that common shareholders of MFC might consider in their best interests.

- The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. In addition, under applicable U.S. insurance laws and regulations in states where certain of our insurance company subsidiaries are domiciled, no person may acquire control of MFC without obtaining prior approval of those states' insurance regulatory authorities. These restrictions may delay, defer, prevent, or render more difficult a takeover attempt that common shareholders of MFC might consider in their best interests. For instance, they may prevent shareholders of MFC from receiving the benefit from any premium to the market price of MFC's common shares offered by a bidder in a takeover context. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of MFC's common shares if they are viewed as discouraging takeover attempts in the future.

Entities within the MFC group are interconnected which may make separation difficult.

- MFC operates in local markets through subsidiaries and branches of subsidiaries. These local operations are financially and operationally interconnected to lessen expenses, share and reduce risk, and efficiently utilize financial resources. In general, external capital required for companies in the Manulife group has been raised at the MFC level in recent years and then transferred to other entities primarily as equity or debt capital as appropriate. Other linkages include policyholder and other creditor guarantees and other forms of internal support between various entities, loans, capital maintenance agreements, derivatives, shared services and affiliate reinsurance treaties. Accordingly, the risks undertaken by a subsidiary may be transferred to or shared by affiliates through financial and operational linkages. Some of the consequences of this are:

  o Financial difficulties at a subsidiary may not be isolated and could cause material adverse effects on affiliates and the group as a whole.

  o Linkages may make it difficult to dispose of or separate a subsidiary or business within the group by way of a spin-off or similar transaction and the disposition or separation of a subsidiary or business may not fully eliminate the liability of the Company and its remaining subsidiaries for shared risks. Issues raised by such a transaction could include: (i) the Company cannot terminate, without policyholder consent and in certain jurisdictions regulator consent, parental guarantees on in-force policies and therefore would continue to have residual risk under any such non-terminated guarantees; (ii) internal capital mobility and efficiency could be limited; (iii) significant potential tax consequences; (iv) uncertainty about the accounting and regulatory outcomes of such a transaction; (v) obtaining any other required approvals; (vi) there may be a requirement for significant capital injections; and (vii) the transaction may result in increased sensitivity of net income attributed to shareholders and capital of MFC and its remaining subsidiaries to market declines.

We may not be able to achieve our sustainability commitments, or our commitments may not meet the expectations of stakeholders or regulators.

- We continue to build on our sustainability commitments, including our climate-related commitments, as set out in our sustainability strategy, and continue to adopt policies and processes to manage these commitments, in alignment with our business priorities. Internal or external circumstances could affect our ability to successfully meet some or all of our sustainability commitments. Our commitments could also materially change in the future and this could affect stakeholders' evaluation of us and lead to adverse impacts to our business operations and reputation.

- Our progress towards the commitments is disclosed periodically, which allows our stakeholders, including shareholders, customers and employees, to evaluate our business based on our advancement towards these commitments. Our reporting on our progress relies on various external frameworks, methodologies, taxonomies and other standards, which may change over time, resulting in changes to or restatements of our reporting processes and results. Stakeholders may also evaluate our business by their own sustainability criteria which may not be consistent with our own criteria or performance indicators, which could result in varying levels of expectations for which we may not be able to entirely satisfy.

- The availability of quality and reliable data, including issuer data, is a notable factor in our ability to set targets, make effective decisions against, and report on our progress towards our targets and strategic areas of focus, for our general fund. However, as a consequence of incomplete, inadequate, or unavailable data, our targets, and our progress toward achieving them, may need to be revisited.

- Interim targets support us in understanding how our investments can contribute to decarbonization of the real economy and provide guideposts against which to measure our progress towards our long-term commitments. However, our targets, and our progress toward achieving them, may need to be revisited if the assumptions underlying net zero scenarios and pathways prove incorrect, or if regulatory, economic, technological and other external factors needed to enable such scenarios and pathways fail to evolve.

- As regulators start to adopt mandatory sustainability related disclosure requirements and investment criteria and taxonomies, there is an increasing possibility of regulatory sanctions, including fines, and litigation resulting from inaccurate or misleading statements, often referred to as "greenwashing". As a result, we may face adverse investor, media, or public scrutiny which may negatively impact our financial results and reputation.

- With respect to our asset management business, we may be subject to competing demands from investors who have divergent views on ESG matters and may choose to invest or not invest in our products based on their assessment of how we address ESG in our investment process. This divergence increases the risk that action, or inaction, on ESG matters will be perceived negatively by at least some stakeholders and impact their investment decisions potentially adversely impacting our business.

Market Risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of our insurance and annuity products, as well as the fees we earn in our investment management business, are subject to market risk.

IFRS 7 Disclosures

Text and tables in this and the following section ("Market Risk Sensitivities and Market Risk Exposure Measures") include disclosures on market and liquidity risk in accordance with IFRS 7, "Financial Instruments – Disclosures", and discussions on how we measure risk and our objectives, policies and methodologies for managing them. Disclosures in accordance with IFRS 7 are identified by a vertical line in the left margin of each page. The identified text and tables represent an integral part of our audited 2023 Annual Consolidated Financial Statements. The fact that certain text and tables are considered an integral part of the 2023 Annual Consolidated Financial Statements does not imply that the disclosures are of any greater importance than the sections not part of the disclosure. Accordingly, the "Risk Management and Risk Factors" disclosure should be read in its entirety.

Market Risk Management Strategy

Market risk management strategy is governed by the Global Asset Liability Committee which oversees the overall market and liquidity risk program. Our overall strategy to manage our market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from our businesses. At an enterprise level, these strategies are designed to manage our aggregate exposures to market risks against limits associated with earnings and capital volatility.

The following table outlines our key market risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market Risk				
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Variable annuity guarantee dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓

Public Equity Risk – To manage public equity risk from our insurance and annuity businesses, we primarily use a variable annuity and segregated fund guarantee dynamic hedging strategy which is complemented by a general macro equity risk hedging strategy, in addition to asset liability management strategies. Our strategies employed for dynamic hedging of variable annuity and segregated fund guarantees and macro equity risk hedging expose the Company to additional risks. See "Market Risk Factors" below.

Interest Rate and Spread Risk – To manage interest rate and spread risk, we primarily employ asset liability management strategies to manage the duration of our fixed income investments and execute interest rate hedges.

ALDA Risk – We seek to limit concentration risk associated with ALDA performance by investing in a diversified basket of assets including commercial real estate, timber, farmland, private equities, infrastructure, and energy assets. We further diversify risk by managing investments against established investment and risk limits.

Foreign Currency Exchange Risk – Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our capital positions and remain within our enterprise foreign exchange risk limits.

Liquidity Risk – We are exposed to liquidity risk, which is the risk of not having access to sufficient funds or liquid assets to meet both expected and unexpected cash outflows and collateral demands in our operating and holding companies. In the operating companies, cash and collateral demands arise day-to-day to fund policyholder benefits, customer withdrawals, reinsurance settlements, derivative instrument settlements/collateral pledging, expenses, and investment and hedging activities. Under stressed conditions, additional cash and collateral demands could arise from changes to policyholder termination or policy renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, and reinsurance settlements.

Our liquidity risk management framework is designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. Refer to "Liquidity Risk Management Strategy" below for more information.

Product Design and Pricing Strategy

Our policies, standards, and guidelines with respect to product design and pricing are designed with the objective of aligning our product offerings with our risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with our strategic risk objectives and risk limits. The specific design features of our product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as our associated investment strategies, help to mitigate the level of underlying risk. We regularly review and modify key features within our product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of our general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be re-set at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies. All material new product, reinsurance and underwriting initiatives must be reviewed and approved by the CRO or key individuals within risk management functions.

Hedging Strategies for Variable Annuity and Other Equity Risks

The Company's exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.

Dynamic hedging is the primary hedging strategy for variable annuity market risks. Dynamic hedging is employed for new variable annuity guarantees business when written or as soon as practical thereafter.

We seek to manage public equity risk arising from unhedged exposures in our insurance contract liabilities through our macro equity risk hedging strategy. We seek to manage interest rate risk arising from variable annuity business not dynamically hedged through our asset liability management strategy.

Variable Annuity Dynamic Hedging Strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from our hedge asset portfolio.

Our variable annuity hedging program uses a variety of exchange-traded and over-the-counter ("OTC") derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options and interest rate swaptions. The hedge instruments' positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced in order to stay within established limits. We may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

Our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

- Policyholder behaviour and mortality experience are not hedged;
- Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
- A portion of interest rate risk is not hedged;
- Credit spreads may widen and actions might not be taken to adjust accordingly;
- Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
- Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
- Correlations between interest rates and equity markets could lead to unfavourable material impacts;
- Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and
- Not all other risks are hedged.

Macro Equity Risk Hedging Strategy

The objective of the macro equity risk hedging program is to maintain our overall earnings sensitivity to public equity market movements within our Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include:

- Residual equity and currency exposure from variable annuity guarantees not dynamically hedged;
- General fund equity holdings backing guaranteed, adjustable liabilities and variable universal life; and
- Host contract fees related to variable annuity guarantees are not dynamically hedged.

Asset Liability Management Strategy

Our asset liability management strategy is designed to help ensure that the market risks embedded in our assets and liabilities held in the Company's general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance and foreign currency exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. We seek to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Products which feature guaranteed liability cash flows (i.e., where the projected net flows are not materially dependent upon economic scenarios) are managed to a target return investment strategy. The products backed by this asset group include:

- Accumulation annuities (other than annuities with pass-through features), which are primarily short-to-medium-term obligations and offer interest rate guarantees for specified terms on single premiums. Withdrawals may or may not have market value adjustments;
- Payout annuities, which have no surrender options and include predictable and very long-dated obligations; and
- Insurance products, with recurring premiums extending many years in the future, and which also include a significant component of very long-dated obligations.

We seek to manage the assets backing these long-dated benefits to achieve a target return sufficient to support the obligations over their lifetime, subject to established risk tolerances and the impact of regulatory and economic capital requirements. Fixed income assets are managed to a benchmark developed to minimize interest rate risk against the liability cash flows. Utilizing ALDA and public equity investments provides a suitable match for long-duration liabilities that also enhances long-term investment returns and reduces aggregate risk through diversification.

For insurance and annuity products where significant pass-through features exist, a total return strategy approach is used, generally combining fixed income with ALDA plus public equity investments. ALDA and public equity may be included to enhance long-term investment returns and reduce aggregate risk through diversification. Target investment strategies are established using portfolio analysis techniques that seek to optimize long-term investment returns while considering the risks related to embedded product guarantees and policyholder withdrawal options, the impact of regulatory and economic capital requirements and considering management tolerances with respect to short-term income volatility and long-term tail risk exposure. For these pass-through products such as participating insurance and universal life insurance, the investment performance of assets supporting the liabilities will be largely passed through to policyholders as changes in the amounts of dividends declared or rates of interest credited, subject to embedded minimum guarantees. Shorter duration liabilities such as fixed deferred annuities do not incorporate ALDA plus public equity investments into their target asset mixes. Authority to manage our investment portfolios is delegated to investment professionals who manage to benchmarks derived from the target investment strategies established for each group, including interest rate risk tolerances.

Our asset liability management strategy incorporates a wide variety of risk measurement, risk mitigation and risk management, and hedging processes. The liabilities and risks to which the Company is exposed, however, cannot be completely matched or hedged due to both limitations on instruments available in investment markets and uncertainty of impact on liability cash flows from policyholder experience/behaviour.

Foreign Currency Exchange Risk Management Strategy

Our policy is to generally match the currency of our assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, we seek to hedge this exposure where appropriate to stabilize our earnings and capital positions, and remain within our enterprise foreign exchange risk limits.

Risk from small balance sheet mismatches is accepted if managed within set risk limits. Risk exposures are measured in terms of potential changes in capital ratios, due to foreign currency exchange rate movements, determined to represent a specified likelihood of occurrence based on internal models.

Liquidity Risk Management Strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of our balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow our liquidity ratios to remain strong. We manage liquidity centrally and closely monitor the liquidity positions of our principal subsidiaries.

We seek to mitigate liquidity risk by diversifying our business across different products, markets, geographical regions and policyholders. We design insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. We design the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. We establish and implement investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of our total assets. We aim to reduce liquidity risk in our businesses by diversifying our funding sources and appropriately managing the term structure of our funding. We forecast and monitor daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

We also maintain centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Our centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

As at December 31, 2023, the Company held $250.7 billion in cash and cash equivalents, comprised of cash on deposit, Canadian and U.S. Treasury Bills and high quality short-term investments, and marketable securities comprised of investment grade government and agency bonds, investment grade corporate bonds, investment grade securitized instruments, publicly traded common stocks and preferred shares, compared with $241.1 billion as at December 31, 2022 as noted in the table below.

As at December 31, ($ millions, unless otherwise stated)	2023	2022
Cash and cash equivalents	$ 20,338	$ 19,153
Marketable securities		
Government bonds (investment grade)	77,191	70,508
Corporate bonds (investment grade)	126,992	126,893
Securitized — ABS, CMBS, RMBS (investment grade)	1,971	2,286
Public equities	24,211	22,221
Total marketable assets	230,365	221,908
Total cash and cash equivalents and marketable securities[1]	**$ 250,703**	**$ 241,061**

[1] Including $11.0 billion encumbered cash and cash equivalents and marketable securities as at December 31, 2023 (2022 – $13.3 billion).

We have established a variety of contingent liquidity sources. These include, among others, a $500 million committed unsecured revolving credit facility with certain Canadian chartered banks available for MFC, and a US$500 million committed unsecured revolving credit facility with certain U.S. banks available for MFC and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as of December 31, 2023 (2022 – $nil). In addition, John Hancock Life Insurance Company (U.S.A.) ("JHUSA") is a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), which enables the company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities and U.S. Treasury and Agency securities. As of December 31, 2023, JHUSA had an estimated maximum borrowing capacity of US$4.3 billion (2022 – US$3.8 billion) based on regulatory limitations with an outstanding balance of US$500 million (2022 – US$500 million), under the FHLBI facility.

The following table outlines the maturity of the Company's significant financial liabilities.

Maturity of financial liabilities[1]

As at December 31, 2023 ($ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$ –	$ 1,672	$ 920	$ 3,479	$ 6,071
Capital instruments	594	–	–	6,073	6,667
Derivatives	1,561	1,982	717	7,427	11,687
Deposits from Bank clients[2]	16,814	2,963	1,839	–	21,616
Lease liabilities	100	133	68	49	350

[1] The amounts shown above are net of the related unamortized deferred issue costs.

[2] Carrying value and fair value of deposits from Bank clients as at December 31, 2023 was $21,616 million and $21,518 million, respectively (2022 – $22,507 million and $22,271 million, respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2022 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $470.2 billion as at December 31, 2023 (2022 – $477.7 billion).

Market Risk Sensitivities and Market Risk Exposure Measures

Variable Annuity and Segregated Fund Guarantees Sensitivities and Risk Exposure Measures

Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2023 to 2043.

We seek to mitigate a portion of the risks embedded in our retained (i.e. net of reinsurance) variable annuity and segregated fund guarantee business through the combination of our dynamic and macro hedging strategies (see "Publicly Traded Equity Performance Risk" below).

The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at December 31, ($ millions)	2023 Guarantee value[1]	2023 Fund value	2023 Net amount at risk[1],[2],[3]	2022 Guarantee value[1]	2022 Fund value	2022 Net amount at risk[1],[2],[3]
Guaranteed minimum income benefit	$ 3,864	$ 2,735	$ 1,156	$ 4,357	$ 2,723	$ 1,639
Guaranteed minimum withdrawal benefit	34,833	33,198	4,093	38,319	34,203	5,734
Guaranteed minimum accumulation benefit	18,996	19,025	116	20,035	19,945	221
Gross living benefits[4]	57,693	54,958	5,365	62,711	56,871	7,594
Gross death benefits[5]	9,133	17,279	975	10,465	15,779	2,156
Total gross of reinsurance	66,826	72,237	6,340	73,176	72,650	9,750
Living benefits reinsured	24,208	23,146	3,395	26,999	23,691	4,860
Death benefits reinsured	3,400	2,576	482	3,923	2,636	1,061
Total reinsured	27,608	25,722	3,877	30,922	26,327	5,921
Total, net of reinsurance	$ 39,218	$ 46,515	$ 2,463	$ 42,254	$ 46,323	$ 3,829

[1] Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
[2] Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
[3] The amount at risk net of reinsurance at December 31, 2023 was $2,463 million (December 31, 2022 – $3,829 million) of which: US$391 million (December 31, 2022 – US$737 million) was on our U.S. business, $1,559 million (December 31, 2022 – $2,154 million) was on our Canadian business, US$140 million (December 31, 2022 – US$275 million) was on our Japan business and US$155 million (December 31, 2022 – US$224 million) was related to Asia (other than Japan) and our run-off reinsurance business.
[4] Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
[5] Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested, at the policyholder's discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31, ($ millions) Investment category	2023	2022
Equity funds	$ 45,593	$ 42,506
Balanced funds	35,801	36,290
Bond funds	8,906	9,336
Money market funds	1,559	1,924
Other fixed interest rate investments	1,907	2,029
Total	$ 93,766	$ 92,085

Caution Related to Sensitivities

In the sections that follow, we provide sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of our internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, we cannot provide assurance that the actual impact on contractual service margin ("CSM"), net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders or on MLI's LICAT ratio will be as indicated.

Market movements affect LICAT capital sensitivities through the available capital, surplus allowance and required capital components of the regulatory capital framework. The LICAT available capital component is primarily affected by total comprehensive income and the CSM.

Publicly Traded Equity Performance Risk Sensitivities and Exposure Measures

As outlined above, we have net exposure to equity risk through asset and liability mismatches; our variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The macro hedging strategy is designed to mitigate public equity risk arising from variable annuity guarantees not dynamically hedged and from other unhedged exposures in our insurance contracts.

Changes in public equity prices may impact other items including, but not limited to, asset-based fees earned on assets under management and administration or policyholder account value, and estimated profits and amortization of deferred policy acquisition and other costs. These items are not hedged.

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While we cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the change in the dynamic hedge assets, we make certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Changes in equity markets impact our available and required components of the LICAT ratio. The second set of tables shows the potential impact to MLI's LICAT ratio resulting from changes in public equity market values.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns[1]

As at December 31, 2023 ($ millions)	Net income attributed to shareholders					
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity guarantees[2]	$ (2,370)	$ (1,460)	$ (670)	$ 550	$ 1,010	$ 1,390
General fund equity investments[3]	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets[4]	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$ (1,190)	$ (800)	$ (400)	$ 390	$ 780	$ 1,160

As at December 31, 2022 ($ millions)	Net income attributed to shareholders					
	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity guarantees[2]	$ (2,110)	$ (1,310)	$ (610)	$ 530	$ 980	$ 1,360
General fund equity investments[3]	(1,450)	(920)	(420)	400	780	1,170
Total underlying sensitivity before hedging	(3,560)	(2,230)	(1,030)	930	1,760	2,530
Impact of macro and dynamic hedge assets[4]	930	570	260	(220)	(400)	(540)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,630)	(1,660)	(770)	710	1,360	1,990
Impact of reinsurance	1,170	740	350	(310)	(580)	(810)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$ (1,460)	$ (920)	$ (420)	$ 400	$ 780	$ 1,180

[1] See "Caution related to sensitivities" above.

[2] For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

[3] This impact for general fund equity investments includes general fund investments supporting our insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

[4] Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g. fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Potential immediate impact on contractual service margin, other comprehensive income to shareholders, total comprehensive income to shareholders and MLI's LICAT ratio from changes to public equity market values[1],[2],[3]

As at December 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$ (3,810)	$ (2,370)	$ (1,100)	$ 940	$ 1,760	$ 2,470
Impact of risk mitigation — hedging[4]	**1,150**	**700**	**310**	**(250)**	**(450)**	**(600)**
Impact of risk mitigation — reinsurance[4]	**1,850**	**1,140**	**530**	**(450)**	**(830)**	**(1,150)**
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin ($ millions, pre-tax)	$ (1,750)	$ (1,140)	$ (560)	$ 530	$ 1,070	$ 1,590
Other comprehensive income attributed to shareholders ($ millions, post-tax)[5]	$ (730)	$ (490)	$ (240)	$ 230	$ 460	$ 680
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$ (1,920)	$ (1,290)	$ (640)	$ 620	$ 1,240	$ 1,840
MLI's LICAT ratio (change in percentage points)	(3)	(2)	(1)	1	2	2

As at December 31, 2022, except MLI LICAT, which is as at January 1, 2023[6]	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$ (3,410)	$ (2,140)	$ (1,010)	$ 890	$ 1,670	$ 2,360
Impact of risk mitigation — hedging[4]	1,200	740	340	(280)	(510)	(690)
Impact of risk mitigation — reinsurance[4]	1,480	930	440	(390)	(730)	(1,030)
VA net of risk mitigation	(730)	(470)	(230)	220	430	640
General fund equity	(520)	(370)	(210)	240	490	730
Contractual service margin ($ millions, pre-tax)	$ (1,250)	$ (840)	$ (440)	$ 460	$ 920	$ 1,370
Other comprehensive income attributed to shareholders ($ millions, post-tax)[5]	$ (620)	$ (410)	$ (210)	$ 210	$ 400	$ 600
Total comprehensive income attributed to shareholders ($ millions, post-tax)	$ (2,080)	$ (1,330)	$ (630)	$ 610	$ 1,180	$ 1,780
MLI's LICAT ratio (change in percentage points)[6]	(3)	(2)	(1)	1	2	3

[1] See "Caution related to sensitivities" above.

[2] This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

[3] The Office of the Superintendent of Financial Institutions ("OSFI") rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

[4] For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

[5] The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

[6] LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

Interest Rate and Spread Risk Sensitivities and Exposure Measures

As at December 31, 2023, we estimated the sensitivity of our net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100 million, and to a 50 basis point parallel increase in interest rates to be a charge of $100 million.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

The disclosed interest rate sensitivities reflect the accounting designations of our financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as fair value through other comprehensive income ("FVOCI") and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as our hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.

Our sensitivities vary across all regions in which we operate, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of our ALDA. Rising interest rates could negatively impact the value of our ALDA (see "Critical Actuarial and Accounting Policies – Fair Value of Invested Assets", below). More information on ALDA can be found below under "Alternative long-duration asset performance risk sensitivities and exposure measures".

The impact to the LICAT ratio from a change in interest rates reflects the impacts on total comprehensive income, the LICAT adjustments to earnings for the CSM, the surplus allowance and required capital components of the regulatory capital framework.

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3],[4]

As at December 31, 2023 ($ millions, post-tax except CSM)	Interest rates		Corporate spreads		Swap spreads	
	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ –	$ (100)	$ –	$ (100)	$ –	$ –
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	Interest rates		Corporate spreads		Swap spreads	
	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ (100)	$ –	$ (100)	$ –	$ –	$ –
Net income attributed to shareholders	1,700	(1,500)	–	–	–	–
Other comprehensive income attributed to shareholders	(1,900)	1,600	–	–	–	–
Total comprehensive income attributed to shareholders	(200)	100	–	–	–	–

[1] See "Caution related to sensitivities" above.
[2] Estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
[4] The Company adopted IFRS 9 hedge accounting prospectively from January 1, 2023, as such the sensitivity results for 2023 and 2022 are based on different accounting basis in which 2023 includes the impacts of hedge accounting and 2022 does not.

Swap spreads remain at low levels, and if they were to rise, this could generate material changes to net income attributed to shareholders.

Potential impact on MLI's LICAT ratio of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3],[4],[5]

As at December 31, 2023 (change in percentage points)	Interest rates		Corporate spreads		Swap spreads	
	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI's LICAT ratio	–	–	(4)	4	–	–

As at January 1, 2023[6] (change in percentage points)	Interest rates		Corporate spreads		Swap spreads	
	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
MLI's LICAT ratio	(1)	1	(3)	3	–	–

[1] See "Caution related to sensitivities" above.
[2] In addition, estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
[4] LICAT impacts reflect the impact of anticipated scenario switches.
[5] Under LICAT, spread movements are determined from a selection of investment grade bond indices with BBB and better bonds for each jurisdiction. For LICAT, we use the following indices: FTSE TMX Canada All Corporate Bond Index, Barclays USD Liquid Investment Grade Corporate Index, and Nomura-BPI (Japan). LICAT impacts presented for corporate spreads reflect the impact of anticipated scenario switches.
[6] LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

LICAT Scenario Switch

When interest rates change past a certain threshold, reflecting the combined movement in risk-free rates and corporate spreads, a different prescribed interest rate stress scenario needs to be taken into account in the LICAT ratio calculation in accordance with OSFI's LICAT guideline.

The LICAT guideline specifies four stress scenarios for interest rates and prescribes the methodology to determine the most adverse scenario to apply for each LICAT geographic region[1] based on current market inputs and the Company's balance sheet.

With the current level of interest rates in 2023, the probability of a scenario switch that could materially impact our LICAT ratio is low[2]. Should a scenario switch be triggered in a LICAT geographic region, the full impact would be reflected immediately for non-participating products while the impact for participating products would be reflected over six quarters using a rolling average of interest rate risk capital, in line with the smoothing approach prescribed in the LICAT guideline. The LICAT interest rate, corporate spread and swap spread sensitivities presented above reflect the impact of scenario switches, if any, for each disclosed sensitivity.

The level of interest rates and corporate spreads that would trigger a switch in the scenarios is dependent on market conditions and movements in the Company's asset and liability position. The scenario switch, if triggered, could reverse in response to subsequent changes in interest rates and/or corporate spreads.

Alternative Long-Duration Asset Performance Risk Sensitivities and Exposure Measures

The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to energy[3].

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to "Publicly traded equity performance risk sensitivities and exposure measures" above for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values[1]

As at ($ millions, post-tax except CSM)	December 31, 2023		December 31, 2022	
	-10%	+10%	-10%	+10%
CSM excluding NCI	$ (100)	$ 100	$ (100)	$ 100
Net income attributed to shareholders[2]	(2,400)	2,400	(2,500)	2,500
Other comprehensive income attributed to shareholders	(200)	200	(100)	100
Total comprehensive income attributed to shareholders	(2,600)	2,600	(2,600)	2,600

[1] See "Caution related to sensitivities" above.
[2] Net income attributed to shareholders includes core earnings and the amounts excluded from core earnings.

Potential immediate impact on MLI LICAT ratio arising from changes in ALDA market values[1]

(change in percentage points)	December 31, 2023		January 1, 2023[2]	
	-10%	+10%	-10%	+10%
MLI's LICAT ratio	(2)	2	(3)	3

[1] See "Caution Related to Sensitivities" above.
[2] LICAT capital sensitivity is based on the 2023 LICAT guideline that became effective January 1, 2023.

Foreign Exchange Risk Sensitivities and Exposure Measures

We generally match the currency of our assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign currency exchange rate changes. As at December 31, 2023, we did not have a material unmatched currency exposure.

The following table shows the potential impact on core earnings of a 10% change in the value of the Canadian dollar relative to our other key operating currencies. Note that the impact of foreign currency exchange rates on items excluded from core earnings does not provide relevant information given the nature of these items.

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[1] LICAT geographic locations to determine the most adverse scenario include North America, the United Kingdom, Europe, Japan and Other Region.
[2] See "Caution regarding forward-looking statements" above.
[3] Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and Energy Transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries, and magnets.

Potential impact on core earnings of changes in foreign exchange rates[1],[2]

	2023		2022	
As at December 31, ($ millions)	+10% strengthening	-10% weakening	+10% strengthening	-10% weakening
10% change in the Canadian dollar relative to the U.S. dollar and the Hong Kong dollar	$ (390)	$ 390	$ (320)	$ 320
10% change in the Canadian dollar relative to the Japanese yen	(40)	40	(40)	40

[1] This item is a non-GAAP financial measure. See "Non-GAAP and Other Financial Measures" below for more information.
[2] See "Caution Related to Sensitivities" above.

LICAT regulatory ratios are also sensitive to the fluctuations in the Canadian dollar relative to our other key operating currencies. The direction and materiality of this sensitivity varies across various capital metrics.

Liquidity Risk Exposure Strategy

We manage liquidity levels of the consolidated group and key subsidiaries against established thresholds. These thresholds are based on liquidity stress scenarios over varying time horizons.

Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk related to these instruments, in particular the movement of "over-the-counter" derivatives to central clearing in the U.S. and Japan places an emphasis on cash as the primary source of liquidity as opposed to security holdings. The market value of our derivative portfolio is therefore regularly stress tested to assess the potential collateral and cash settlement requirements under various market conditions.

Manulife Bank (the "Bank") has a standalone liquidity risk management framework. The framework includes stress testing, cash flow modeling, a funding plan and a contingency plan. The Bank has an established securitization infrastructure which enables the Bank to access a range of funding and liquidity sources. The Bank models extreme but plausible stress scenarios that demonstrate that the Bank has a sufficient pool of highly liquid marketable securities, which when combined with the Bank's capacity to securitize residential mortgage assets provides sufficient liquidity to meet potential requirements under these stress scenarios.

Similarly, Global WAM has a standalone liquidity risk management framework for the businesses managing assets or manufacturing investment products for third-party clients. We maintain fiduciary standards to ensure that client and regulatory expectations are met in relation to the liquidity risks taken within each investment. Additionally, we regularly monitor and review the liquidity of our investment products as part of our ongoing risk management practices.

Market Risk Factors

Our most significant source of publicly traded equity risk arises from equity-linked products with guarantees, where the guarantees are linked to the performance of the underlying funds.

- Publicly traded equity performance risk arises from a variety of sources, including guarantees associated with equity-linked investments such as variable annuity and segregated fund products, general fund investments in publicly traded equities and mutual funds backing general fund product liabilities.
- Market conditions resulting in reductions in the asset value we manage have an adverse effect on the revenues and profitability of our investment management business, which depends on fees related primarily to the values of assets under management and administration.
- Guaranteed benefits of variable annuity and segregated funds are contingent and payable upon death, maturity, permitted withdrawal or annuitization. If equity markets decline or even if they increase by an amount lower than the risk-free rate plus an adjustment for product illiquidity assumed in our actuarial valuation, additional liabilities may need to be established to cover the contingent liabilities, resulting in reductions that could impact net income attributed to shareholders, the contractual service margin, and regulatory capital ratios. Further, if equity markets do not recover to the amount of the guarantees, by the dates the liabilities are due, the accrued liabilities will need to be paid out in cash. In addition, sustained flat or declining public equity markets would likely reduce asset-based fee revenues related to variable annuities and segregated funds with guarantees, unit linked products, and other wealth and insurance products.
- Where publicly traded equity investments are used to support general fund product liabilities, adverse public equity returns and associated impacts to insurance contract liabilities from certain product features such as universal life minimum crediting rate guarantees, or participating product zero dividend floor implicit guarantees, could result in a reduction to the contractual services margin or total comprehensive income.

We experience interest rate and spread risk within the general fund primarily due to differences in how our assets and liabilities respond to changes in these variables.

- Interest rate and spread risk arises from differences in the movements of our assets and liabilities due to changes in these variables. For our assets, changes in value from movements in interest rates and spreads would vary by asset and would be impacted by factors such as duration and credit rating. For insurance contract liabilities, which are discounted using risk-free yields adjusted by an illiquidity premium, changes in the value would be impacted by factors such as the duration of the liability, and the spread exposure through the illiquidity premium. To the extent that there are mismatches between the assets and liabilities such as through differences in duration, or differences in spread exposure, interest rate or spread movements could result in a reduction in the contractual service margin or total comprehensive income.

- The Company's disclosed estimated impact from interest rate movements reflects a parallel increase and decrease in interest rates of specific amounts. The impact from non-parallel movements may be different from the estimated impact of parallel movements. For further information on interest rate scenarios refer to "Interest Rate and Spread Risk Sensitivities and Exposure Measures".

We experience ALDA performance risk from the risk of low returns, including lower valuations.

- ALDA performance risk arises from general fund investments in directly-owned real estate, timber properties, farmland properties, infrastructure, private equities, and oil and gas and energy transition assets.

- Difficult economic conditions could result in higher vacancy, lower rental rates, and lower demand for real estate investments, all of which would adversely impact the value of our diversified real estate investments. Continual advances in the digitization of work and the transformation of physical retail may have further negative impact to our commercial real estate investments. Difficult economic conditions could also prevent companies in which we have made private equity investments from achieving their business plans and could cause the value of these investments to fall, or even cause the companies to fail. Sustained declines in valuation multiples in the public equity market would also likely cause values to decline in our private equity portfolio. The timing and amount of investment income from private equity investments is difficult to predict, and investment income from these investments can vary from quarter to quarter.

- Our timberland and farmland holdings are exposed to natural risks, such as prolonged drought, wildfires, insects, windstorms, flooding, and climate change. We are generally not insured for these types of risks but seek to proactively mitigate their impact through portfolio diversification and prudent operating practices.

- The value of oil and gas and energy transition assets could be adversely affected by declines in energy prices as well as by a number of other factors including production declines, uncertainties associated with estimating oil and natural gas reserves, difficult economic conditions, changes in consumer preferences to transition to a low-carbon economy, competition from renewable energy providers and geopolitical events. Changes in government regulation of the oil and gas industry, including environmental regulation, carbon taxes and changes in the royalty rates resulting from provincial royalty reviews, could also adversely affect the value of our oil and gas investments.

- Higher interest rates, in combination with uncertain economic environments, could precipitate higher ALDA discount rates as buyers begin to demand higher current returns to invest in ALDA. Since ALDA cash flows may, to some degree, be fixed in the near to medium term, some ALDA values may initially decline in order for the asset returns to meet the desired higher discount rates in future periods, resulting in lowered current portfolio returns.

- The negative impact of changes in market or economic factors can take time to be fully reflected in the valuations of private investments, including ALDA, especially if the change is large and rapid, as market participants endeavor to adjust their forecasts and better understand the potential medium to long-term impact of such changes. As a result, valuation changes in any given period may reflect the delayed impact of events that occurred in prior periods. Our real estate valuations are based on external appraisals, and these appraisals may lag behind current market transactions.

- We rely on a diversified portfolio of ALDA to generate relatively stable investment returns. Diversification benefits may be reduced at times, especially during a period of economic stress, which would adversely affect portfolio returns.

We experience foreign exchange risk as a substantial portion of our business is transacted in currencies other than Canadian dollars.

- Our financial results are reported in Canadian dollars. A substantial portion of our business is transacted in currencies other than Canadian dollars, mainly U.S. dollars, Hong Kong dollars and Japanese yen. If the Canadian dollar strengthens relative to these currencies, net income attributed to shareholders would decline and our reported shareholders' equity would decline. A weakening of the Canadian dollar against the foreign currencies in which we do business would have the opposite effect and would increase net income attributed to shareholders and shareholders' equity.

The Company's hedging strategies will not fully reduce the market risks related to the product guarantees and fees being hedged, hedging costs may increase and the hedging strategies expose the Company to additional risks.

- Our hedging strategies rely on the execution of derivative transactions in a timely manner. Market conditions can limit availability of hedging instruments, requiring us to post additional collateral, and can further increase the costs of executing derivative transactions. Therefore, hedging costs and the effectiveness of the strategy may be negatively impacted if markets for these instruments become illiquid. The Company is subject to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase.

- The Company is also subject to counterparty risks arising from the derivative instruments and to the risk of increased funding and collateral demands which may become significant as equity markets and interest rates increase. The strategies are highly dependent on complex systems and mathematical models that are subject to error and rely on forward-looking long-term assumptions that may prove inaccurate, and which rely on sophisticated infrastructure and personnel which may fail or be unavailable at critical times. Due to the complexity of the strategies, there may be additional unidentified risks that may negatively impact our business and future financial results. In addition, rising equity markets and interest rates that would otherwise result in profits on variable annuities and segregated funds will be offset by losses from our hedging positions. For further information pertaining to counterparty risks, refer to the risk factor "If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate".

- Under certain market conditions, which include a sustained increase in realized equity and interest rate volatilities, a decline in interest rates, or an increase in the correlation between equity returns and interest rate declines, the costs of hedging the benefit guarantees provided in variable annuities and segregated funds may increase or become uneconomic. In addition, there can be no assurance that our dynamic hedging strategy will fully offset the risks arising from the variable annuities and segregated funds being hedged.
- The level of guarantee claims returns or other benefits ultimately paid will be impacted by policyholder longevity and policyholder behaviour including the timing and amount of withdrawals, lapses, fund transfers, and contributions. The sensitivity of liability values to equity market and interest rate movements that we hedge are based on long-term expectations for longevity and policyholder behaviour since the impact of actual policyholder longevity and policyholder behaviour variances cannot be hedged using capital markets instruments. The efficiency of our market risk hedging is directly affected by accuracy of the assumptions related to policyholder longevity and policyholder behaviour.

Prolonged changes in market interest rates may impact our net income attributed to shareholders and capital ratios.

- A prolonged low or negative (nominal or real) interest rate environment may result in lower net investment results and a decrease in new business CSM until products are repositioned for the lower rate environment. Other potential consequences of low interest rates include:
  - Negative impact on sales and reduced new business profitability;
  - Increased cost of hedging and as a result, the offering of guarantees could become uneconomic;
  - Reinvestment of cash flows into low yielding bonds could result in lower future earnings due to lower returns on surplus and general fund assets supporting in-force liabilities, and due to guarantees embedded in products including minimum guaranteed rates in participating and adjustable products;
  - Negative impacts to other macroeconomic factors including unfavourable economic growth and lower returns on other asset classes;
  - Potential impairments of goodwill;
  - Lower expected earnings on in-force policies;
  - Potential risk of lowering the ultimate spot rate within our discount rates that would increase our liabilities;
  - A switch in the prescribed interest stress scenario that impacts LICAT capital. See "LICAT Scenario Switch" above; and
  - Reduced ability of MFC's insurance subsidiaries to pay dividends to MFC.

- While higher interest rates are generally good for our business, there are some associated risks. A rapid rise in interest rate or a prolonged high-rate environment may result in material changes in policyholder behavior such as higher surrenders, withdrawals, changes in fund contributions or fund transfers. Other potential consequences of rapid rise in or prolonged high interest rates include:
  - Decrease in value of existing fixed income assets supporting general account surplus and liabilities, including the employee benefit plans;
  - Losses attributable to early liquidation of fixed income instruments supporting contractual surrender benefits;
  - Decline in value of some of our ALDA investments, particularly those with fixed contractual cash flows such as long-leased real estate and certain infrastructure investments;
  - Increase in collateral demands, especially for our interest rate hedging book which incurs market-to-market losses in a rising rate environment;
  - Adverse effect on the local solvency ratio for some countries in which we operate;
  - A switch in the prescribed interest stress scenario that impacts LICAT capital. See "LICAT Scenario Switch" above;
  - Shift in new sales mix from competitive pressure on wealth products that are less attractive on a yield basis;
  - Increase in funding costs on repurchase agreements (i.e., repo transactions); and
  - Increase in borrowing costs as we refinance our debt.

The global interest rate benchmark reform, leading to the transition away from IBORs to alternative reference rates based on risk-free rates, may impact the value of our IBOR-based financial instruments.

- Various interest rate benchmarks, including Interbank Offered Rates (IBORs) such as London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR), are the subject of international regulatory guidance and proposals for reform. Regulators in various jurisdictions have pushed for the transition of IBORs to alternative reference rates based on risk-free rates. Manulife holds different types of instruments, including derivatives, bonds, loans, and other floating rate instruments that reference IBORs. Changes from IBORs to alternative reference rates that have different characteristics compared to IBORs may adversely affect the valuation of our existing interest rate linked and derivatives securities we hold, the effectiveness of those derivatives in mitigating our risks, securities we have issued, or other assets, liabilities and other contractual rights, and obligations whose value is tied to IBORs or to IBOR alternatives. There can be no assurance that alternative reference rates will perform in the same way as IBORs as a result of interest rate changes, market volatility, or global or regional economic, financial, political, regulatory, judicial, or other events. Furthermore, depending on the nature of the alternative reference rate, we may become exposed to additional risks such as legal settlement risk associated with instruments having inadequate fallback language. To ensure a timely transition to alternative reference rates, Manulife has established an enterprise-wide program and governance structure across functions to identify, measure, monitor, and manage financial and non-financial risks of transition. Manulife's enterprise-wide program focuses on quantifying our exposures to various IBORs, evaluating contract fallback language, contract remediation, risk management, assessing accounting and tax implications, and ensuring operational readiness for IT systems, models, processes, and controls.

- Further to previous announcements by various regulators, the publication of GBP, EUR, CHF and JPY LIBOR settings, as well as one-week and two-month USD LIBOR settings was discontinued on December 31, 2021. The publication of the remaining USD LIBOR tenors (overnight and one, three, six and twelve-month USD LIBOR) was discontinued on June 30, 2023. We have successfully transitioned our exposures to the LIBOR rates that decommissioned on December 31, 2021 and June 30, 2023.
- In December 2021, the Canadian Alternative Reference Rate (CARR) working group recommended that the administrator of CDOR, Refinitiv Benchmark Services (UK) Limited (RBSL), cease publication of CDOR after the end of June 2024. On May 16, 2022, RBSL announced that the calculation and publication of all tenors of CDOR will permanently cease immediately following a final publication on June 28, 2024. Further to the confirmation of CDOR's cessation date, OSFI expects all new derivative contracts and securities to transition to alternative reference rates by June 30, 2023, with no new CDOR exposure being booked after that date, with limited exceptions. OSFI also expects Federally Regulated Financial Institutions (FRFIs) to transition all loan agreements referencing CDOR by June 28, 2024, including prioritizing system and model updates to accommodate the use of Canadian Overnight Repo Rate Average (CORRA), the alternative reference rate to which CDOR is expected to transition, or any alternative reference rates, as necessary. In July 2023, CARR announced that there should be no new CDOR or Banker's Acceptance (BA) loans after November 1, 2023 to facilitate a tapered transition for the loan market. Manulife has incorporated these developments in its project plan to align with updated timelines and ensure an orderly transition. We continue to monitor market developments, changes, and guidance from regulators on the interest rate benchmark reform.

Liquidity risk is impacted by various factors, including but not limited to, capital and credit market conditions, repricing risk on letters of credit, collateral pledging obligations, and reliance on deposits sensitive to confidence or broad macroeconomic factors.

- Adverse market conditions may significantly affect our liquidity risk.
    - Reduced asset liquidity may restrict our ability to sell certain types of assets for cash without taking significant losses. If providers of credit preserve their capital, our access to borrowing from banks and others or access to other types of credit, such as letters of credit, may be reduced. If investors have a negative perception of our creditworthiness, this may reduce access to the debt capital markets or increase borrowing costs.
    - Liquid assets are required to pledge as collateral to support activities such as the use of derivatives for hedging purposes and to cover cash settlement associated with such derivatives.
    - The principal sources of our liquidity are cash, insurance and annuity premiums, fee income earned on AUM, cash flow from our investment portfolios, and our assets that are readily convertible into cash, including money market securities. The issuance of long-term debt, common and preferred shares, and other capital securities may also increase our available liquid assets or be required to replace certain maturing or callable liabilities. In the event we seek additional financing, the availability and terms of such financing will depend on a variety of factors including market conditions, the availability of credit to the financial services industry, our credit ratings and credit capacity, as well as the possibility that customers, lenders, or investors could develop a negative perception of our long-term or short-term financial prospects if we incur large financial losses or if the level of our business activity decreases due to a significant market downturn.
- Increased cleared derivative transactions, combined with margin rules on non-cleared derivatives, could adversely impact our liquidity risk.
    - Over time our existing over-the-counter derivatives will migrate to clearing houses, or the Company and its counterparties may have the right to cancel derivative contracts after specific dates or in certain situations such as a ratings downgrade, which could accelerate the transition to clearing houses. Cleared derivatives are subject to both initial and variation margin requirements, and a more restrictive set of eligible collateral than non-cleared derivatives.
    - In addition, initial margin rules for new non-cleared derivatives further increase our liquidity needs.
- We are exposed to repricing risk on letters of credit.
    - In the normal course of business, third-party banks issue letters of credit on our behalf. In lieu of posting collateral, our businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between subsidiaries of MFC. Letters of credit and letters of credit facilities must be renewed periodically. At time of renewal, the Company is exposed to repricing risk and under adverse conditions increases in costs may be realized. In the most extreme scenarios, letters of credit capacity could become constrained due to non-renewals which would restrict our flexibility to manage capital. This could negatively impact our ability to meet local capital requirements or our sales of products in jurisdictions in which our operating companies have been affected. As at December 31, 2023, letters of credit for which third parties are beneficiaries, in the amount of $466 million, were outstanding. There were no assets pledged against these outstanding letters of credit as at December 31, 2023.
- Our obligations to pledge collateral or make payments related to declines in value of specified assets may adversely affect our liquidity.
    - In the normal course of business, we are obligated to pledge assets to comply with jurisdictional regulatory and other requirements including collateral pledged in relation to derivative contracts and assets held as collateral for repurchase funding agreements. The amount of collateral we may be required to post under these agreements, and the payments we are required to make to our counterparties, may increase under certain circumstances, including a sustained or continued decline in the value of our derivative contracts. Such additional collateral requirements and payments could have an adverse effect on our liquidity. As at December 31, 2023, total pledged assets were $13,840 million, compared with $16,221 million as at December 31, 2022.

- Our bank subsidiary relies on deposits sensitive to confidence as well as macroeconomic conditions.
  - Manulife Bank is a wholly owned subsidiary of our Canadian life insurance operating company, MLI. Retail deposits are a significant part of the funding base of Manulife Bank. A real or perceived problem with the Bank or its parent company could result in a loss of confidence in the Bank's ability to meet its obligations, which in turn may trigger a significant withdrawal of deposit funds. A substantial portion of the Bank's deposits are demand deposits that can be withdrawn at any time, while the majority of the Bank's assets are first residential mortgages and home equity lines of credit, which represent long-term funding obligations. Manulife Bank is a member of the Canadian Deposit Insurance Corporation (CDIC) which insures demand deposits up to $100,000 per eligible depositor. Insured demand deposits are less susceptible to runoff and a significant proportion of Manulife Bank's deposits are CDIC insured. If deposit withdrawal speeds exceed our extreme stress test assumptions, mitigation strategies outlined in the Bank's liquidity contingency plan will be executed and the Bank may choose to sell or securitize assets with third parties. There is no guarantee that the Bank will be able to sell or securitize the assets or that its customers will be able to repay their indebtedness. In such circumstances, Manulife Bank may consider the use of Bank of Canada facilities to generate liquidity to pay depositors; however, access to these facilities is at the sole discretion of the Bank of Canada and they provide only short-term liquidity.

The declaration and payment of dividends and the amount thereof is subject to change.

- The holders of common shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class 1 Shares, Class B Shares (collectively, the "Preferred Shares") and any other shares ranking senior to the common shares with respect to priority in payment of dividends. The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board of MFC and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory and contractual restrictions on the payment of dividends by MFC and other factors deemed relevant by the Board of MFC. Although MFC has historically declared quarterly cash dividends on the common shares, MFC is not required to do so and the Board of MFC may reduce, defer, or eliminate MFC's common share dividend in the future.
- The foregoing risk disclosure in respect of the declaration and payment of dividends on the common shares applies equally in respect of the declaration and payment of dividends on the Preferred Shares, notwithstanding that the Preferred Shares have a fixed rate of dividend.
- See "Government Regulation" and "Dividends" in MFC's Annual Information Form dated February 14, 2024 for a summary of additional statutory and contractual restrictions concerning the declaration of dividends by MFC.

Credit Risk

Credit risk is the risk of loss due to the inability or unwillingness of a borrower or counterparty to fulfill its payment obligations.

Credit Risk Management Strategy

Credit risk is governed by the Credit Committee which oversees the overall credit risk management program. The Company has established objectives for overall quality and diversification of our general fund investment portfolio and criteria for the selection of counterparties, including derivative counterparties, reinsurers, and insurance providers. Our policies establish exposure limits by borrower, corporate connection, quality rating, industry, and geographic region, and govern the usage of credit derivatives. Corporate connection limits vary according to risk rating. Our general fund fixed income investments are primarily public and private investment grade bonds and commercial mortgages. We have a program for selling Credit Default Swaps ("CDS") that employs a highly selective, diversified and conservative approach. CDS decisions follow the same underwriting standards as our cash bond portfolio. Our credit granting units follow a defined evaluation process that provides an objective assessment of credit proposals. We assign a risk rating, based on a standardized 22-point scale consistent with those of external rating agencies, following a detailed examination of the borrower that includes a review of business strategy, market competitiveness, industry trends, financial strength, access to funds, and other risks facing the counterparty. We assess and update risk ratings regularly. For additional input to the process, we also assess credit risks using a variety of industry standard market-based tools and metrics. We map our risk ratings to pre-established probabilities of default and loss given defaults, based on historical industry and Company experience, and to resulting default costs.

We establish delegated credit approval authorities and make credit decisions on a case-by-case basis at a management level appropriate to the size and risk level of the transaction, based on the delegated authorities that vary according to risk rating. Major credit decisions are approved by the Credit Committee and the largest decisions are approved by the CEO and, in certain cases, by the Board.

We limit the types of authorized derivatives and applications and require pre-approval of all derivative application strategies and regular monitoring of the effectiveness of derivative strategies. Derivative counterparty exposure limits are established based on a minimum acceptable counterparty credit rating (generally A- from internationally recognized rating agencies). We measure both bilateral and exchange-traded derivative counterparty exposure as net potential credit exposure, which takes into consideration the replacement cost, which reflects mark-to-market values of the exposure adjusted for the effects of net collateral, and the potential future exposure, which reflects the potential increase in exposure until the closure or replacement of the transactions. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities on a best estimate basis net of collateral held. The creditworthiness of all reinsurance counterparties is reviewed internally on a regular basis.

Regular reviews of the credits within the various portfolios are undertaken with the goal of prompt identification of changes to credit quality and, where appropriate, taking corrective action.

We establish Expected Credit Loss ("ECL") allowances for investments in debt instruments which are measured at FVOCI or amortized cost. On an ongoing basis, ECL allowances are monitored for changes in credit quality and adjusted accordingly. Credit risk which arises from reinsurance counterparties is included in the valuation models of reinsurance contract assets. There is no assurance that the ECL allowances or valuation results will be adequate to cover future potential losses.

Our credit policies, procedures and investment strategies are established under a strong governance framework and are designed to ensure that risks are identified, measured, and monitored consistent with our risk appetite. We seek to actively manage credit exposure in our investment portfolio to reduce risk and minimize losses, and derivative counterparty exposure is managed proactively. However, we could experience volatility on a quarterly basis and losses could potentially rise as a result.

Credit Risk Exposure Measures

We use the ECL impairment allowance model in accordance with IFRS to establish and maintain allowances on our invested assets which are debt instruments measured at FVOCI or amortized cost. ECL allowances are measured on a probability-weighted basis, based on four macroeconomic scenarios, and incorporate consideration of past events, current market conditions, and reasonable supportable information about future economic conditions.

We measure ECL allowances using a three-stage approach. We recognize ECL on performing financial instruments that have not experienced significant increases in credit risk since acquisition to the extent of losses expected to result from defaults occurring within 12 months of the reporting date (Stage 1). Full lifetime ECLs are recognized for financial instruments experiencing significant increase in credit risk since acquisition or having become 30 days in arrears in principal or interest payments (Stage 2). Full lifetime ECLs are also recognized for financial instruments which have become credit-impaired (Stage 3), with a probability of default set at 100%. Interest income on Stage 3 financial instruments is determined based on the carrying amount of the asset, net of any credit loss allowance.

For more information on our ECL allowances, refer to notes 1 and 9 of the 2023 Annual Consolidated Financial Statements.

Credit Risk Factors

Borrower or counterparty defaults or downgrades could adversely impact our earnings.

Worsening regional and global economic conditions could result in borrower or counterparty defaults or downgrades and could lead to increased allowances or impairments related to our general fund invested assets and derivative financial instruments, and an increase in the credit risk factored into modeling of our reinsurance contract assets and insurance contract liabilities.

Our invested assets subject to credit risk primarily include investment grade bonds, private placements, commercial mortgages, asset-backed securities, and consumer loans. These assets are generally carried at FVOCI, and as a result of ECL modeling changes in various elements used in ECL calculations would be recorded as a charge against income. The return cash inflow assumptions incorporated in actuarial liabilities include an expected level of future asset impairments. There is a risk that actual impairments will exceed the assumed level of impairments in the future and earnings could be adversely impacted.

Volatility may arise from defaults and downgrade charges on our invested assets and as a result, losses could potentially rise above long-term expected levels. The ECL impairment allowance was $929 million, representing 0.22% of total general fund invested assets as at December 31, 2023, compared with $724 million, representing 0.18% of total general fund invested assets on implementation of IFRS 9, effective January 1, 2023.

If a counterparty fails to fulfill its obligations, we may be exposed to risks we had sought to mitigate.

• The Company uses derivative financial instruments to mitigate exposures to public equity, foreign currency, interest rate and other market risks arising from on-balance sheet financial instruments, guarantees related to variable annuity products, selected anticipated transactions and certain other guarantees. The Company may be exposed to counterparty risk if a counterparty fails to pay amounts owed to us or otherwise perform its obligations to us. Counterparty risk increases during economic downturns because the probability of default increases for most counterparties. If any of these counterparties default, we may not be able to recover the amounts due from that counterparty. As at December 31, 2023, the largest single counterparty exposure, without taking into account the impact of master netting agreements or the benefit of collateral held, was $1,357 million (2022 – $1,582 million). The net exposure to this counterparty, after taking into account master netting agreements and the fair value of collateral held, was $nil (2022 – $nil). As at December 31, 2023, the total maximum credit exposure related to derivatives across all counterparties, without taking into account the impact of master netting agreements and the benefit of collateral held, was $9,044 million (2022 – $9,072 million) compared with $154 million after taking into account master netting agreements and the benefit of fair value of collateral held (2022 – $215 million). The exposure to any counterparty would grow if, upon the counterparty's default, markets moved such that our derivatives with that counterparty gain in value. Until we are able to replace those derivatives with another counterparty, the gain on the derivatives subsequent to the counterparty's default would not be backed by collateral.

• The Company reinsures a portion of the business we enter into; however, we remain legally liable for contracts that we had reinsured. In the event that any of our reinsurance providers were unable or unwilling to fulfill their contractual obligations related to the liabilities we cede to them, we would need to decrease reinsurance contract held assets, adversely impacting our net income attributed to shareholders and capital position. In addition, the Company has over time sold certain blocks of business to third-party purchasers using reinsurance. To the extent that the reinsured contracts are not subsequently novated to the purchasers, we remain legally liable to the insureds. Should the purchasers be unable or unwilling to fulfill their contractual obligations under the reinsurance agreement, we would need to decrease reinsurance contract held assets resulting in a charge to net income attributed to shareholders. To reduce credit risk, the Company may require purchasers to provide collateral for their reinsurance liabilities.

- We participate in a securities lending program whereby blocks of securities are loaned to third parties, primarily major brokerage firms and commercial banks. Collateral, which exceeds the market value of the loaned securities, is retained by the Company until the underlying security has been returned. If any of our securities lending counterparties default and the value of the collateral is insufficient, we would incur losses. As at December 31, 2023, the Company had loaned securities (which are included in invested assets) valued at approximately $626 million, compared with $723 million as at December 31, 2022.

The determination of loss allowances and impairments on our investments is subjective and changes could materially impact our results of operations or financial position.

- The determination of impairment losses on debt investments measured at FVOCI or amortized cost is based upon the expected credit loss ("ECL") model which is applied quarterly. ECL allowances are measured under four probability-weighted macroeconomic scenarios and are estimated as the differences between all contractual cash flows that are due in accordance with the contract and all the cash flows that we expect to receive, discounted at the original effective interest rates of the contracts. This process includes consideration of past events, current market conditions, and reasonable supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit loss expectations for the relevant issuance.

- The estimation and measurement of ECL impairment losses requires significant judgment. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, our criteria for assessing if there has been a significant increase in credit risk ("SICR"), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is our process to regularly review our models in the context of actual loss experience and adjust when necessary. We have implemented formal policies, procedures, and controls over all significant impairment processes.

- Such evaluations and assessments are revised as conditions change and new information becomes available. We update our evaluations regularly and reflect changes in allowances and impairments as such evaluations warrant. The evaluations are inherently subjective and incorporate only those risk factors known to us at the time the evaluation is made. There can be no assurance that management has accurately assessed the level of impairments that have occurred. Additional impairments will likely need to be taken or allowances provided for in the future as conditions evolve. Historical trends may not be indicative of future impairments or allowances.

Product Risk

We make a variety of assumptions related to the expected future level of claims, policyholder behaviour, expenses, reinsurance costs and sales levels when we design and price products, and when we establish insurance and investment contract liabilities. Product risk is the risk of failure to design, implement and maintain a product or service to achieve these expected outcomes, and the risk of loss due to actual experience emerging differently than assumed when a product was designed and priced. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Assumptions for future policyholder behaviour include assumptions related to the retention rates for insurance and wealth products. Assumptions for expenses include assumptions related to future maintenance expense levels and volume of the business.

Product Risk Management Strategy

Product risk is governed by the Product Oversight Committee for the insurance business. Global WAM product risk is managed by first line product management working groups and the Global Investment Product Committee. Notable products which could introduce new and material risks are reviewed and approved by the Global WAM Risk Committee prior to launch.

Product Oversight Committee

The Product Oversight Committee oversees the overall insurance risk management program. The Product Oversight Committee has established a broad framework for managing insurance risk under a set of policies, standards and guidelines, to ensure that our product offerings align with our risk taking philosophy and risk limits, and achieve acceptable profit margins. These cover:

- product design features
- use of reinsurance
- pricing models and software
- internal risk based capital allocations
- target profit objectives

- pricing methods and assumption setting
- stochastic and stress scenario testing
- required documentation
- review and approval processes
- experience monitoring programs

In each business unit that sells insurance, we designate individual pricing officers who are accountable for pricing activities, chief underwriters who are accountable for underwriting activities, and chief claims risk managers who are accountable for claims activities. Both the pricing officer and the general manager of each business unit approve the design and pricing of each product, including key claims, policyholder behaviour, investment return and expense assumptions, in accordance with global policies and standards. Risk management functions provide additional oversight, review and approval of material product and pricing initiatives, as well as material underwriting initiatives. Actuarial functions provide oversight review and approval of insurance and investment contract liability valuation methods and assumptions. In addition, both risk and actuarial functions review and approve new reinsurance arrangements. We perform annual risk and compliance self-assessments of the product development, pricing, underwriting and claims activities of all insurance businesses. To leverage best practices, we facilitate knowledge transfer between staff working with similar businesses in different geographies.

We utilize a global underwriting manual intended to ensure insurance underwriting practices for direct written life business are consistent across the organization while reflecting local conditions. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures.

We apply retention limits per insured life that are intended to reduce our exposure to individual large claims which are monitored in each business unit. These retention limits vary by market and jurisdiction. We reinsure exposure in excess of these limits with other companies (see "Risk Management and Risk Factors – Product Risk Factors – External market conditions determine the availability, terms and cost of reinsurance protection" below). Our current global life retention limit is US$30 million for individual policies (US$35 million for survivorship life policies) and is shared across businesses. We apply lower limits in some markets and jurisdictions. We aim to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, we aim to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risks. We seek to actively manage the Company's aggregate exposure to each of policyholder behaviour risk and claims risk against enterprise-wide economic capital limits. Policyholder behaviour risk limits cover the combined risk arising from policy lapses and surrenders, withdrawals and other policyholder driven activity. The claims risk limits cover the combined risk arising from mortality, longevity and morbidity.

Internal experience studies, as well as trends in our experience and that of the industry, are monitored to update current and projected claims and policyholder behaviour assumptions, resulting in updates to insurance contract liabilities as appropriate.

Global WAM Risk Management Committee

Global WAM product risk is managed by first line product management working groups and the Global Investment Product Committee. The Global WAM Risk Management Committee reviews and approves notable new products prior to launch. The Global WAM Risk Management Committee has established a framework for managing risk to ensure that notable product offerings align with Global WAM risk taking philosophy and risk appetite.

Product Risk Factors

Losses may result should actual experience be materially different than that assumed in the valuation of insurance contract liabilities.

- Such losses could have a significant adverse effect on our results of operations and financial condition. In addition, we periodically review the assumptions we make in determining our insurance contract liabilities and the review may result in an increase in insurance contract liabilities and a decrease in net income attributed to shareholders. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions we make. (See "Critical Actuarial and Accounting Policies" below).
- Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal, and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. For example, a weak or declining economic environment could increase the value of guarantees associated with variable annuities or other embedded guarantees and contribute to adverse policyholder behaviour experience, or a rapid rise in interest rates could increase the attractiveness of alternatives for customers holding products that offer contractual surrender benefits that are not market value adjusted, which could also contribute to adverse policyholder behaviour experience. If premium persistency or lapse rates are significantly different from our expectations, it could have a material adverse effect on our business, financial condition, results of operations, and cash flows.

We may be unable to implement necessary price increases on our in-force businesses or may face delays in implementation.

- We continue to seek state regulatory approvals for price increases on existing long-term care business in the United States. We cannot be certain whether or when each approval will be granted. For some in-force business, regulatory approval for price increases may not be required. However, regulators or policyholders may nonetheless seek to challenge our authority to implement such increases. Our insurance contract liabilities reflect our estimates of the impact of these price increases, but should we be less successful than anticipated in obtaining them, then insurance contract liabilities could increase accordingly and reduce net income attributed to shareholders.

Evolving legislation related to genetic testing could adversely impact our underwriting abilities.

- Current or future legislation in jurisdictions where Manulife operates may restrict its right to underwrite based on access to genetic test results. Without the obligation of disclosure, the asymmetry of information shared between applicant and insurer could increase anti-selection in both new business and in-force policyholder behaviour. The impact of restricting insurers' access to this information and the associated problems of anti-selection becomes more acute where genetic technology leads to advancements in diagnosis of life-threatening conditions that are not matched by improvements in treatment. We cannot predict the potential financial impact that this would have on the Company or the industry as a whole. In addition, there may be further unforeseen implications as genetic testing continues to evolve and becomes more established in mainstream medical practice.

Life and health insurance claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale human-made disasters and acts of terrorism.

- Claims resulting from catastrophic events could cause substantial volatility in our financial results in any period and could materially reduce our profitability or harm our financial condition. Large-scale catastrophic events may also reduce the overall level of economic activity, which could hurt our business and our ability to write new business. It is possible that geographic concentration of insured individuals could increase the severity of claims we receive from future catastrophic events. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the severity of such an event is outside of our control and could have a material impact on the losses we experience.
- The cost of health insurance benefits may be impacted by unforeseen trends in the incidence, termination and severity rates of claims. The ultimate level of lifetime benefits paid to policyholders may be increased by an unexpected increase in life expectancy. For example, advances in technology could lead to longer lives through better medical treatment or better disease prevention. As well, adverse claims experience could result from systematic anti-selection, which could arise from anti-selective lapse behaviour, underwriting process failures, anti-selective policyholder behaviour due to greater consumer accessibility to home-based medical screening, or other factors.
- For information on the implications of COVID-19 on our product risk, please refer to "Pandemic risk and potential implications of COVID-19" below.

External market conditions determine the availability, terms and cost of reinsurance protection which could impact our financial position and our ability to write new policies.

- As part of our overall risk and capital management strategy, we purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As the global reinsurance industry continues to review and optimize their business models, certain of our reinsurers have attempted to increase rates on our existing reinsurance contracts. The ability of our reinsurers to increase rates depends upon the terms of each reinsurance contract. Typically, the reinsurer's ability to raise rates is restricted by a number of terms in our reinsurance contracts, which we seek to enforce. We believe our reinsurance provisions are appropriate; however, there can be no assurance regarding the impact of future rate increase actions taken by our reinsurers. Accordingly, future rate increase actions by our reinsurers could result in financial impacts including charges to earnings and/or CSM, an increase in the cost of reinsurance and the assumption of more risk on business already reinsured.
- In addition, an increase in the cost of reinsurance could also adversely affect our ability to write future new business or result in the assumption of more risk with respect to policies we issue. Premium rates charged on new policies we write are based, in part, on the assumption that reinsurance will be available at a certain cost. Certain reinsurers may attempt to increase the rates they charge us for new policies we write, and for competitive reasons, we may not be able to raise the premium rates we charge for newly written policies to offset the increase in reinsurance rates. If the cost of reinsurance were to increase, or if reinsurance were to become unavailable and if alternatives to reinsurance were not available, our ability to write new policies at competitive premium rates could be adversely affected.

Operational Risk

Operational risk is naturally present in all of our business activities and encompasses a broad range of risks, including regulatory compliance failures, legal disputes, technology failures, business interruption, information security and privacy breaches, human resource management failures, processing errors, modelling errors, business integration, theft and fraud, and damage to physical assets. Exposures can take the form of financial losses, regulatory sanctions, loss of competitive positioning, or damage to our reputation. Operational risk is also embedded in all the practices we use to manage other risks; therefore, if not managed effectively, operational risk can impact our ability to manage other key risks such as credit risk, market risk, liquidity risk and product risk.

Operational Risk Management Strategy

Our corporate governance practices, corporate values, and integrated enterprise-wide approach to managing risk set the foundation for mitigating operational risks. This base is further strengthened by internal controls and systems, compensation programs, and talent management throughout the organization. We align compensation programs with business strategy, long-term shareholder value and good governance practices, and we benchmark these compensation practices against peer companies.

We have an enterprise operational risk management framework that sets out the processes we use to identify, assess, manage, mitigate and report on significant operational risk exposures. Execution of our operational risk management strategy supports the drive towards a focus on the effective management of our key global operational risks. An Operational Risk Committee oversees all operational risk matters, including operational risk strategy, management and governance. We have enterprise-wide risk management programs for specific operational risks that could materially impact our ability to do business or impact our reputation.

Legal and Regulatory Risk Management Strategy

Global Compliance oversees our regulatory compliance program and function, supported by designated Chief Compliance Officers in every segment. The program is designed to promote compliance with regulatory obligations worldwide and to assist in making the Company's employees aware of the laws and regulations that affect it, and the risks associated with failing to comply. Segment Compliance groups monitor emerging legal and regulatory issues and changes and prepare us to address new requirements. Global Compliance also independently assesses and monitors the effectiveness of a broad range of regulatory compliance processes and business practices against potential legal, regulatory, fraud and reputation risks, and allows significant issues to be escalated and proactively mitigated. Among these processes and business practices are: privacy (i.e. handling of personal and other confidential information), sales and marketing practices, sales compensation practices, asset management practices, fiduciary responsibilities, employment practices, product design, the Ethics Hotline, and regulatory filings. In addition, we have policies, processes and controls in place to help protect the Company, our customers and other related third parties from acts of fraud and from risks associated with money laundering and terrorist financing. Audit Services, Global Compliance and Segment Compliance personnel periodically assess the effectiveness of the system of internal controls. For further discussion of government regulation and legal proceedings, refer to "Government Regulation" in MFC's Annual Information Form dated February 14, 2024 and note 19 of the 2023 Annual Consolidated Financial Statements.

Business Continuity Risk Management Strategy

Our enterprise-wide business continuity and disaster recovery program includes policies, plans and procedures that seek to minimize the impact of disruptions resulting from internal or external factors (including natural or human-made disasters), and is designed to ensure that key business services and functions can continue normal operations in the event of a major disruption. Each business unit is accountable for preparing and maintaining detailed business continuity plans and processes which through regular monitoring and assessment, are recalibrated to meet evolving environment conditions and business requirements. The global program incorporates periodic scenario analysis designed to validate the assessment of both critical and non-critical units, as well as the establishment and testing of appropriate business continuity plans for all critical functions. The business continuity team establishes and regularly tests crisis management plans and global crisis communications protocols. We maintain off-site data backup facilities and/or failover capabilities as required to manage the risk of downtime and to accelerate system recovery when needed.

Technology & Information Security Risk Management Strategy

Our Technology Risk Management function provides strategy, direction, and oversight and facilitates governance for all technology risk domain activities across the Company. The scope of this function includes: reducing information risk exposures by introducing a robust enterprise information risk management framework and supporting infrastructure for proactively identifying, managing, monitoring and reporting on critical information risk exposures; promoting transparency and informed decision-making by building and maintaining information risk profiles and risk dashboards for Enterprise Technology & Services and segments aligned with enterprise and operational risk reporting; providing advisory services to Global Technology and the segments around current and evolving technology risks and their impact to the Company's information risk profile; and reducing vendor information risk exposures by incorporating sound information risk management practices into sourcing, outsourcing and offshoring initiatives and programs.

The enterprise-wide information security program, which is overseen by the Chief Information Risk Officer, seeks to mitigate information security risks. This program establishes the information and cyber security framework for the Company, including governance, policies and standards, and appropriate controls to protect information and computer systems. We also have ongoing security awareness training sessions for all employees. The Board's Risk Committee regularly reviews the Company's information security program, including cyber security risks, mitigation and resilience, and engages in discussions regarding the effectiveness of the program for identifying and addressing relevant risks.

Many jurisdictions in which we operate are implementing more stringent privacy legislation. Our global privacy program, overseen by our Chief Privacy Officer, seeks to manage the risk associated with the handling of personal information, including the risk of privacy breaches. It includes policies and standards, ongoing monitoring of emerging privacy legislation, and a network of privacy officers. Processes have been established to provide guidance on handling personal information and for reporting privacy incidents and issues to appropriate management for response and resolution. As a global company, Manulife is subject to a wide variety of laws and regulations throughout its operations, including those related to privacy and information security. In many jurisdictions, privacy and information security requirements are becoming more onerous, including stringent incident reporting requirements, and may increase our compliance costs as well as the risks associated with any compliance failure.

In addition, the Chief Information Risk Officer, the Chief Privacy Officer, and their teams work closely on information security and privacy matters.

Human Resource Risk Management Strategy

We have multiple human resource policies, practices and programs in place that seek to manage the risks associated with attracting and retaining top talent. These include recruiting programs at every level of the organization, training and development programs for our individual contributors and people leaders, initiatives to help increase diversity, equity and inclusion, employee engagement surveys, and competitive compensation programs that are designed to attract, motivate and retain high performing and high potential employees.

Model Risk Management Strategy

We have designated model risk management teams working closely with model owners and users that seek to manage model risk. Our model risk oversight program includes processes intended to ensure that our critical business models are conceptually sound and used as intended, and to assess the appropriateness of the calculations and outputs.

Third-Party Risk Management Strategy

Our governance framework to address third-party risk includes appropriate policies, standards and procedures, and monitoring of ongoing results and contractual compliance of third-party arrangements.

Initiatives Risk Management Strategy

To seek to ensure that key initiatives are successfully implemented and monitored by management, we have a global Transformation and Delivery Team, which is responsible for establishing policies and standards for initiative management. Our policies, standards and practices are benchmarked against leading practices.

Operational Risk Factors

Competition for the best people is intense and an inability to recruit qualified individuals may negatively impact our ability to execute on business strategies or to conduct our operations.

- Market fluctuations aside, the competition for top talent and key capabilities continues to be fierce. Our ability to attract external talent while developing our own internal capabilities is core to our high performing team ambitions. Our industry continues to require specific core capabilities and in meeting those talent needs we compete against other insurance companies, financial institutions, and wealth management organizations to attract talent. We also compete against organizations across many industries for digital talent, functional experts, leaders, and sales talent. To find the talent we need to deliver on our strategic objectives and maintain our competitive advantage, our core approach is focused on building enhanced talent networks to entice top candidates in the market. The risk of other organizations both inside and outside of our geographic footprint targeting our employees is heightened as companies maintain flexible remote working arrangements. Additionally, we are in an environment where pay levels have been increasing more quickly than in recent years due to the competitive talent market, inflation, and other factors. We help ensure that our value proposition remains competitive and current through offerings such as flexible work arrangements, learning investments, wellbeing, recognition & incentive programs, and a culture that strives to be recognized as a top employer within the markets we operate.

If we are not able to attract, motivate and retain agency leaders and individual agents, our competitive position, growth and profitability will suffer.

- The attraction and motivation of productive and engaged sales representatives (agents) is critical to achieving our financial targets and a positive customer experience and brand. We compete with other financial services companies for sales representatives primarily based on the opportunity available, our brand and culture, support services, compensation and product features. Negative changes to any of these factors, or falling below market competitive levels, could impact our ability to attract, retain and engage sufficient sales representatives which could pose a risk to our business objectives and ambitions and could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to complete key projects on time, on budget, and capture planned benefits, our business strategies and plans, and operations may be impaired.

- We must successfully deliver several key projects in order to implement our business strategies and successfully achieve plans. If we are unable to complete these projects in accordance with planned schedules, and to capture projected benefits, there could be a material adverse effect on our business and financial condition.

Key business processes may fail, causing material loss events and impacting our customers and reputation.

- A large number of complex transactions are processed by the organization and third parties, there is risk that errors may have significant impact on our customers or result in a loss to the organization. Controls are in place that seek to ensure processing accuracy for our most significant business processes, and the necessary monitoring, escalation and reporting processes have been established for when errors do occur.

The interconnectedness of our operations and risk management strategies could expose us to risk if all factors are not appropriately considered and communicated.

- Our business operations, including strategies and operations related to risk management, asset liability management and liquidity management, are interconnected and complex. Changes in one area may have a secondary impact in another area of our operations. For example, risk management actions, such as the increased use of interest rate swaps, could have implications for liquidity risk management, as this strategy could result in the need to post additional amounts of collateral. Failure to appropriately consider these inter-relationships, or effectively communicate changes in strategies or activities across our operations, could have a negative impact on the strategic objectives or operations of another group.

Our risk management policies, procedures and strategies may leave us exposed to unidentified or unanticipated risks, which could negatively affect our business, results of operations and financial condition.

- We devote significant resources to develop our risk management policies, procedures, and strategies. Nonetheless, there is a risk that our policies, procedures, and strategies may not be comprehensive. Many of our methods for measuring and managing risk exposures are based upon the use of observed historical market behaviour or statistics based on historical models. Future behaviour may differ from past behaviour. Furthermore, data or models we use may not always be accurate, complete, up-to-date, or properly evaluated or reported.

We are subject to tax audits, tax litigation or similar proceedings, and as a result we may owe additional taxes, interest and penalties in amounts that may be material.

- We are subject to income and other taxes in the jurisdictions in which we do business. In determining our provisions for income taxes and our accounting for tax related matters in general, we are required to exercise judgment. We regularly make estimates where the ultimate tax determination is uncertain. There can be no assurance that the final determination of any tax audit, appeal of the decision of a taxing authority, tax litigation or similar proceedings will not be materially different from that reflected in our historical financial statements. The assessment of additional taxes, interest and penalties could be materially adverse to our current and future results of operations and financial condition.

Our operations face political, legal, operational and other risks that could negatively affect those operations or our results of operations and financial condition.

- Our operations face the risk of discriminatory regulation, political and economic instability, the imposition of economic or trade sanctions, isolationist foreign policies, armed conflicts, civil unrest or disobedience, government policies or regulations adopted in response to political or social pressures and rising populism and/or nationalism, limited protection for, or increased costs to protect intellectual property rights, inability to protect and/or enforce contractual or legal rights, nationalization or expropriation of assets, price controls and exchange controls or other restrictions that prevent us from transferring funds out of the countries in which we operate and disruptions in global supply chains. In addition, as political tensions and populism and/or nationalism rise in a number of locations, compliance with laws and regulations by global financial institutions may become challenging as complying with the requirements in one jurisdiction may be contrary to the requirements of another.
- A substantial portion of our revenue and net income attributed to shareholders is derived from our operations outside of North America, primarily in Asian markets. Some of these markets are developing and are rapidly growing countries where these risks may be heightened.
- In particular, tensions remain elevated between mainland China and Canada, the U.S. and their allies over a number of issues, including trade, technology and human rights resulting in the imposition of sanctions and trade restrictions on companies and individuals. Mainland China and the Hong Kong SAR are important markets for Manulife and tensions may create a more challenging operating environment for Manulife. In addition, the military conflicts in the Middle East and in Ukraine may negatively impact regional and global financial markets and economies.
- These risks could result in disruptions to our operations, unanticipated costs, increased market volatility and inflation, a contraction of business activity and recession, diminished investor and consumer confidence, lower investment growth, insurance sales and fees earned on managed assets, the loss of assets or a reduction in their value and reduced remittances. Failure to manage these risks could have a significant negative impact on our operations and profitability globally.

We are regularly involved in litigation.

- We are regularly involved in litigation, either as a plaintiff or defendant. These cases could result in an unfavourable resolution and could have a material adverse effect on our results of operations and financial condition. For further discussion of legal proceedings refer to note 19 of the 2023 Annual Consolidated Financial Statements.

We are exposed to investors trying to profit from short positions in our stock.

- Short-sellers seek to profit from a decline in the price of our common shares. Through their actions and public statements, they may encourage the decline in price from which they profit and may encourage others to take short positions in our shares. The existence of such short positions and the related publicity may lead to continued volatility in our common share price.

System failures or events that impact our facilities may disrupt business operations.

- Technology is used in virtually all aspects of our business and operations; in addition, part of our strategy involves the expansion of technology to directly serve our customers. An interruption in the service of our technology resulting from system failure, cyber-attack, human error, natural disaster, human-made disaster, pandemic, or other unpredictable events beyond reasonable control could prevent us from effectively operating our business. We rely on the internet in order to conduct business and may be adversely impacted by outages in critical infrastructure such as electric grids, undersea cables, satellites or other communications used by us or our third parties.
- While our facilities and operations are distributed across the globe, we can experience extreme weather, natural disasters, civil unrest, human-made disasters, power outages, pandemic, and other events which can prevent access to, and operations within, the facilities for our employees, partners, and other parties that support our business operations.

- We take measures to plan, structure and protect against routine events that may impact our operations, and maintain plans to recover from unpredictable events. An interruption to our operations may subject us to regulatory sanctions and legal claims, lead to a loss of customers, assets and revenues, or otherwise adversely affect us from a financial, operational and reputational perspective.

An information security or privacy breach of our operations or of a related third party could adversely impact our business, results of operations, financial condition, and reputation.

- It is possible that the Company may not be able to anticipate or to implement effective preventive measures against all disruptions or privacy and security breaches, especially because the techniques used change frequently, generally increase in sophistication, often are not recognized until launched, and because cyber-attacks can originate from a wide variety of sources, including organized crime, hackers, terrorists, activists, and other parties, including parties sponsored by hostile foreign governments. Those parties may also attempt to fraudulently induce employees, customers, and other users of the Company's systems or third-party service providers to disclose sensitive information in order to gain access to the Company's data or that of its customers or clients. We, our customers, regulators and other third parties have been subject to, and are likely to continue to be the target of, cyber-attacks, including computer viruses, malicious or destructive code, phishing attacks, denial of service and other security incidents, that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of personal, confidential, proprietary and other information of the Company, our employees, our customers or of third parties, or otherwise materially disrupt our or our customers' or other third parties' network access or business operations. These attacks could adversely impact us from a financial, operational and reputational perspective.
- The Company maintains an Information Risk Management Program, which includes information and cyber security defenses, to protect our networks and systems from attacks; however, there can be no assurance that these counter measures will be successful in every instance in protecting our networks against advanced attacks. In addition to protection, detection and response mechanisms, the Company maintains cyber risk insurance, but this insurance may not cover all costs associated with the financial, operational and reputational consequences of personal, confidential or proprietary information being compromised.

Model risk may arise from the inappropriate use or interpretation of models or their output, or the use of deficient models, data or assumptions.

- We rely on highly complex models for pricing, valuation and risk measurement, and for input on decision making. Consequently, the risk of inappropriate use or interpretation of our models or their output, or the use of deficient models, could have a material adverse effect on our business.

Fraud risks may arise from incidents related to many external threats.

- Fraud incidents could adversely impact our business, results of operations, financial condition, and reputation. Anti-Fraud policies and standards are in place to guide our organization in the implementation of controls to protect against, detect and recover from ever-evolving fraud risks, such as distributor, underwriting, disbursement, account take-over, claims, bank, and others. The Global Anti-Fraud Office with Global Compliance is responsible for governance and oversight of external fraud risks.

Contracted third parties may fail to deliver against contracted activities.

- We rely on third parties to perform a variety of activities on our behalf, and failure of our most significant third parties to meet their contracted obligations may impact our ability to meet our strategic objectives or may directly impact our customers. Vendor governance processes are in place that seek to ensure that appropriate due diligence is conducted at time of vendor contracting, and ongoing vendor monitoring activities are in place that seek to ensure that the contracted services are being fulfilled to satisfaction, but we may nevertheless not be able to mitigate all possible failures.

Damage to the natural environment may arise related to our business operations, owned property or commercial mortgage loan portfolio.

- Environmental risk may originate from investment properties that are subject to natural or human-made environmental risk. Real estate assets may be owned, leased and/or managed, as well as mortgaged by Manulife and we might enter into the chain of liability due to foreclosure ownership when in default.
- Liability under environmental protection laws resulting from our commercial mortgage loan portfolio and owned property (including commercial real estate, timberland and farmland properties) may adversely impact our reputation, results of operations and financial condition. Under applicable laws, contamination of a property with hazardous materials or substances may give rise to a lien on the property to secure recovery of the costs of cleanup. In some instances, this lien has priority over the lien of an existing mortgage encumbering the property. The environmental risk may result from on-site or off-site (adjacent) due to migration of regulated pollutants or contaminants with financial or reputational environmental risk and liability consequences by virtue of strict liability. Environmental risk could also arise from natural disasters (e.g., climate change, weather, fire, earthquake, floods, and pests) or human activities (use of chemicals or pesticides) conducted within the site or when impacted from adjacent sites.
- Additionally, as lender, we may incur environmental liability (including without limitation liability for cleanup, remediation and damages incurred by third parties) similar to that of an owner or operator of the property, if we or our agents exercise sufficient control over the operations at the property. We may also have liability as the owner and/or operator of real estate for environmental conditions or contamination that exist or occur on the property or affecting other property.

Pandemic risk and potential implications of COVID-19

Governments and businesses continue to navigate the longer-term implications from COVID-19, including economic, legal, regulatory, tax, and other responses that could have a significant adverse impact on our global business operations and financial results. The pace of recovery, or any resurgence of COVID-19, may continue to differ across geographies in which we operate, which could impact the execution of our business strategies.

- We purchase reinsurance protection on certain risks underwritten or assumed by our various insurance businesses. As either a direct or indirect result of COVID-19, we may find reinsurance more difficult or costly to obtain.
- In pricing or repricing of new business, the impact of any COVID-19 related changes may be compounded with or offset by other pricing inputs. These inputs include assumption changes (e.g., reinsurance, interest rates, morbidity, mortality, expense, and lapse and surrender changes), business considerations related to retaining specific market share or client business and regulatory restrictions impacting the approval process for price changes.
- The implementation of widespread remote or hybrid work arrangements continues to heighten operational risks, including, but not limited to, cyber, fraud, money laundering, information security, privacy, and third-party risks. We rely on our risk management strategies to monitor and mitigate these and other operational risks.
- Market volatility and stressed conditions resulting from possible longer-term impacts of COVID-19 could result in additional cash and collateral demands primarily from changes to policyholder termination or renewal rates, withdrawals of customer deposit balances, borrowers renewing or extending their loans when they mature, derivative settlements or collateral demands, reinsurance settlements or collateral demands, and our willingness to support the local solvency position of our subsidiaries. Such an environment could also limit our access to capital markets. Sustained global economic uncertainty could also result in adverse credit ratings changes which in turn could result in more costly or limited access to funding sources. While we currently have a variety of sources of liquidity including cash balances, short-term investments, government and highly rated corporate bonds, and access to contingent liquidity facilities, there can be no assurance that these sources will provide us with sufficient liquidity on commercially reasonable terms in the future.

Evolving Risks

The identification and assessment of our external environment for evolving risks is an important aspect of our ERM Framework, as these risks could have the potential to have a material adverse impact on our operations and/or business strategies.

Our Evolving Risk Framework facilitates the ongoing identification, assessment and monitoring of evolving risks, and includes: maintaining a process for the ongoing discussion and evaluation of such risks with senior leaders; reviewing and validating evolving risks with the ERC; developing and executing on responses to each evolving risk based on materiality and prioritization; and monitoring and reporting on evolving risks on a regular basis to the Board's Risk Committee.

Additional Risk Factors That May Affect Future Results

Other factors that may affect future results include changes in government trade policy; monetary policy or fiscal policy, including interest rates policy from central banks; political conditions and developments in or affecting the countries in which we operate; technological changes; public infrastructure disruptions; changes in consumer spending and saving habits; the possible impact on local, national or global economies from public health or natural disaster emergencies; and international conflicts and other developments including those relating to terrorist activities. Although we take steps to anticipate and minimize risks in general, unforeseen future events may have a negative impact on our business, financial condition and results of operations.

We caution that the preceding discussion of risks that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to our Company, investors and others should carefully consider the foregoing risks, as well as other uncertainties and potential events, and other external and Company specific risks that may adversely affect the future business, financial condition or results of operations of our Company.

10. Capital Management Framework

Manulife seeks to manage its capital with the objectives of:

- Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;
- Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and
- Optimizing return on capital to meet shareholders' expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The Policy is reviewed and approved by the Board annually and is integrated with the Company's risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

Our capital management framework takes into account the requirements of the Company as a whole, as well as the needs of each of our subsidiaries. Internal capital targets are set above regulatory requirements, and consider a number of factors, including results of sensitivity and stress testing and our own risk assessments, as well as business needs. We monitor against these internal targets and initiate actions appropriate to achieving our business objectives.

We periodically assess the strength of our capital position under various stress scenarios. The annual Financial Condition Testing ("FCT") typically quantifies the financial impact of economic events arising from shocks in public equity and other markets, interest rates and credit, amongst others. Our 2023 FCT results demonstrate that we would have sufficient assets, under the various adverse scenarios tested, to discharge our insurance and investment contract liabilities. This conclusion was also supported by a variety of other stress tests conducted by the Company.

We use an Economic Capital ("EC") framework to inform our internal view of the level of required capital and available capital. The EC framework is a key component of the Own Risk and Solvency Assessment ("ORSA") process, which is an internal assessment of an insurer's risks, capital needs and solvency position, and is used for setting Internal Capital Targets.

Capital management is also integrated into our product planning and performance management practices.

The composition of capital between equity and other capital instruments impacts the financial leverage ratio which is an important consideration in determining the Company's financial strength and credit ratings. The Company monitors and rebalances its capital mix through capital issuances and redemptions.

Financing Activities

Securities Transactions
During 2023, we raised a total of $1.2 billion of subordinated debt in Canada, and $0.6 billion of subordinated debt was redeemed at par.

($ millions)	Par value	Issued[1]	Redeemed/ Matured[1]
5.409% MFC Subordinated debentures, issued on Mar 10, 2023	$ 1,200	$ 1,195	$ –
3.317% MFC Subordinated debentures, redeemed on May 9, 2023	$ 600	–	600
Total		$ 1,195	$ 600

[1] Represents carrying value, net of issuance costs.

Normal Course Issuer Bid
We announced on February 21, 2023, that the Toronto Stock Exchange ("TSX") approved a normal course issuer bid (the "2023 NCIB") permitting the purchase for cancellation of up to 55.7 million common shares, representing approximately 3% of our issued and outstanding common shares. Purchases under the 2023 NCIB commenced on February 23, 2023 and were completed in December 2023. As of December 31, 2023, MFC purchased for cancellation under the 2023 NCIB 55.7 million of its common shares at an average price of $25.48 per common share for a total cost of $1.4 billion.

Our previous NCIB (the "2022 NCIB") that was announced on February 1, 2022, expired on February 2, 2023. Under the 2022 NCIB, MFC purchased for cancellation 85.8 million of its common shares at an average price of $23.99 per share for a total cost of $2.1 billion, which represented approximately 4.4% of our issued and outstanding common shares.

During 2023, MFC purchased for cancellation 62.6 million of its common shares at an average price of $25.47 per common share for a total cost of $1.6 billion, including 6.9 million shares for a total cost of $0.2 billion that were purchased under the 2022 NCIB.

We have received approval from OSFI to launch an NCIB (the "2024 NCIB") that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of our issued and outstanding common shares, commencing in February 2024. The 2024 NCIB remains subject to the approval of the TSX.

Consolidated Capital

As at December 31,
($ millions)

	2023	2022
Non-controlling interests	$ **1,431**	$ 1,427
Participating policyholders' equity	**257**	(77)
Preferred shares and other equity	**6,660**	6,660
Common shareholders' equity[1]	**40,379**	40,216
Total equity	**48,727**	48,226
Exclude the accumulated other comprehensive gain/(loss) on cash flow hedges	**26**	8
Total equity excluding accumulated other comprehensive gain/(loss) on cash flow hedges	**48,701**	48,218
Post-tax CSM	**18,503**	15,251
Qualifying capital instruments	**6,667**	6,122
Consolidated capital[2]	$ **73,871**	$ 69,591

[1] Common shareholders' equity is equal to total shareholders' equity less preferred shares and other equity.

[2] Consolidated capital does not include $6.1 billion (2022 – $6.2 billion) of MFC senior debt as this form of financing does not meet OSFI's definition of regulatory capital at the MFC level. The Company has down-streamed the proceeds from this financing into operating entities in a form that qualifies as regulatory capital at the subsidiary level.

MFC's consolidated capital was $73.9 billion as at December 31, 2023, an increase of $4.3 billion compared with $69.6 billion as at December 31, 2022. The increase was driven by higher post-tax CSM, an increase in total equity, and the net issuance of subordinated debt. The increase in total equity was due to growth in retained earnings, partially offset by common share buybacks.

Remittance of Capital

As part of its capital management, Manulife promotes internal capital mobility so that MFC has access to funds to meet its obligations and to optimize capital deployment. Remittances is defined as the cash remitted or made available for distribution to MFC from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility. In 2023, MFC subsidiaries delivered $5.5 billion in remittances of which Asia and U.S. operations delivered $1.7 billion and $1.5 billion, respectively. This result was driven by underlying cash generation and some benefits from the impact of markets, particularly on our Canadian surplus bonds, due to the decline in interest rates over the year. Remittances were $1.4 billion lower than 2022 as prior year remittances benefited from the U.S. variable annuity transaction.

Financial Leverage Ratio

MFC's financial leverage ratio as at December 31, 2023 was 24.3%, a decrease of 0.8 percentage points from 25.1% as at December 31, 2022. The decrease in the ratio was driven by higher post-tax CSM and an increase in total equity, partially offset by the net issuance of subordinated debt.

Common Shareholder Dividends

The declaration and payment of shareholder dividends and the amount thereof are at the discretion of the Board and depend upon various factors, including the results of operations, financial conditions, future prospects of the Company, dividend payout ratio and taking into account regulatory restrictions on the payment of shareholder dividends.

Common Shareholder Dividends Paid

For the years ended December 31,
$ per share

	2023	2022
Dividends paid	$ **1.46**	$ 1.32

The Company offers a Dividend Reinvestment Program ("DRIP") whereby shareholders may elect to automatically reinvest dividends in the form of MFC common shares instead of receiving cash. The offering of the program and its terms of execution are subject to the Board's discretion.

During 2023, the required common shares in connection with the DRIP were purchased on the open market with no applicable discount.

Regulatory Capital Position

MFC and MLI are regulated by OSFI and are subject to consolidated risk based capital requirements. Manulife monitors and manages its consolidated capital in compliance with the OSFI LICAT guideline. Under this regime, our available capital and other eligible capital resources are measured against a required amount of risk capital determined in accordance with the guideline. For regulatory reporting purposes under the LICAT framework, consolidated capital is adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

Manulife's operating activities are conducted within MLI and its subsidiaries. MLI's LICAT ratio was 137% as at December 31, 2023, compared with 131% as at December 31, 2022. The six percentage point increase from December 31, 2022 was primarily driven by the transition to the IFRS 17 accounting basis. Other positive movements included earnings and capital initiatives, partially offset by the capital impacts of market movements, capital market actions, and shareholder dividends.

MFC's LICAT ratio was 124% as at December 31, 2023, compared with 119% as at December 31, 2022, with the increase driven by similar factors that impacted the movement in MLI's LICAT ratio. The difference between the MLI and MFC ratios is largely due to the $6.1 billion (2022 – $6.2 billion) of MFC senior debt outstanding that does not qualify as available capital at the MFC level, but based on the form it was down-streamed to MLI, it qualifies as regulatory capital at the MLI level.

The LICAT ratios as at December 31, 2023, resulted in excess capital of $22.3 billion over OSFI's supervisory target ratio of 100% for MLI, and $20.7 billion over OSFI's regulatory minimum target ratio of 90% for MFC (no supervisory target is applicable to MFC). In addition, all MLI's subsidiaries maintain capital levels in excess of local requirements.

Credit Ratings

Manulife's operating companies have strong financial strength ratings from credit rating agencies. These ratings are important factors in establishing the competitive position of insurance companies and maintaining public confidence in products being offered. Maintaining strong ratings on debt and capital instruments issued by MFC and its subsidiaries allows us to access capital markets at competitive pricing levels. Should these credit ratings decrease materially, our cost of financing may increase and our access to funding and capital through capital markets could be reduced.

During 2023, S&P, Moody's, Morningstar DBRS, Fitch and AM Best Company ("AM Best") maintained their assigned ratings of MFC and its primary insurance operating companies.

The following table summarizes the financial strength ratings of MLI and certain of its subsidiaries as at January 31, 2024.

Financial Strength Ratings

Subsidiary	Jurisdiction	S&P	Moody's	Morningstar DBRS	Fitch	AM Best
The Manufacturers Life Insurance Company	**Canada**	**AA-**	**A1**	**AA**	**AA-**	**A+ (Superior)**
John Hancock Life Insurance Company (U.S.A.)	**United States**	**AA-**	**A1**	**Not Rated**	**AA-**	**A+ (Superior)**
Manulife (International) Limited	**Hong Kong**	**AA-**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**
Manulife Life Insurance Company	**Japan**	**A+**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**
Manulife (Singapore) Pte. Ltd.	**Singapore**	**AA-**	**Not Rated**	**Not Rated**	**Not Rated**	**Not Rated**

On October 23, 2023, Fitch revised Manulife's outlook to positive from stable; the positive outlook remained unchanged as of January 31, 2024.

As of January 31, 2024, S&P, Moody's, Morningstar DBRS, and AM Best had a stable outlook on these ratings. The S&P rating and outlook for Manulife Life Insurance Company are constrained by the sovereign rating on Japan (A+/Stable).

11. Critical Actuarial and Accounting Policies

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service, investment result, and other revenues and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contract held liabilities, assessing assets for impairment, determining of pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of the 2023 Annual Consolidated Financial Statements are described in note 1 to the Consolidated Financial Statements.

Critical Actuarial Policies – Insurance and Investment Contract Liabilities

Insurance contract liabilities are determined in Canada under IFRS 17 "Insurance Contracts", which was issued by the International Accounting Standards Board ("IASB") in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 were issued in June 2020 and included a two-year deferral of the effective date. IFRS 17, as amended, was effective for years beginning on January 1, 2023, and applies to insurance contracts, reinsurance contracts issued, reinsurance contracts held, and investment contracts with discretionary participation features.

IFRS 17 establishes principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the Standard. The objective of IFRS 17 is to ensure that an entity provides relevant information that faithfully represents those contracts. This information provides a basis for users of financial statements to assess the effect that insurance contracts have on the entity's financial position, financial performance, and cash flows.

Insurance contract liabilities include the fulfilment cash flows and the contractual service margin. The fulfilment cash flows comprise:

- An estimate of future cash flows
- An adjustment to reflect the time value of money and the financial risk related to the future cash flows if not included in the estimate of future cash flows
- A risk adjustment for non-financial risk

Estimates of future cash flows including any adjustments to reflect the time value of money and financial risk represent the estimated value of future policyholder benefits and settlement obligations to be paid over the term remaining on in-force policies, including costs of servicing the policies, reduced by any future amounts paid by policyholders to the Company for their policies. The determination of estimates of future cash flows involves the use of estimates and assumptions. To determine the best estimate amount, assumptions must be made for several key factors, including future mortality and morbidity rates, rates of policy termination and premium persistency, operating expenses, and certain taxes (other than income taxes). Further information on best estimate assumptions is provided in the "Best Estimate Assumptions" section below.

To reflect the time value of money and financial risk, estimates of future cash flows are generally discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. The Company primarily uses a deterministic projection using best estimate assumptions to determine the present value of future cash flows. However, where there are financial guarantees such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, a stochastic approach to capture the asymmetry of the risk is used. For the stochastic approach the cash flows are both projected and discounted at scenario specific rates calibrated on average to be the risk-free yield curves adjusted for illiquidity. The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its group of insurance contracts between profit or loss and other comprehensive income ("OCI"). The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities are reflected in OCI to minimize accounting mismatches between the accounting for insurance assets and liabilities and supporting financial assets.

Risk adjustments for non-financial risk represent the compensation an entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the entity fulfills insurance contracts. The risk adjustment considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued. The Company has estimated the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges of these margins are set by the Company and reviewed periodically. The risk adjustment for non-financial risk for insurance contracts correspond to a 90 - 95% confidence level for all segments. The risk adjustment for non-financial risk leads to higher insurance contract liabilities, but increases the income recognized in later periods as the risk adjustment releases as the non-financial risk on policies decreases.

The contractual service margin represents the present value of unearned profits the entity will recognize as services are provided in the future.

Total net insurance contract liabilities were $482.0 billion as at December 31, 2023 (December 31, 2022 – $464.4 billion), reflecting business growth and foreign exchange impacts.

Best Estimate Assumptions

We follow established processes to determine the assumptions used in the determination of insurance contract liabilities. The nature of each risk factor and the process for setting the assumptions used in the determination are discussed below.

Mortality

Mortality relates to the occurrence of death. Mortality assumptions are based on our internal as well as industry past and emerging experience and are differentiated by sex, underwriting class, policy type and geographic market. We make assumptions about future mortality improvements using historical experience derived from population data. Reinsurance is used to offset some of our direct mortality exposure on in-force life insurance policies with the impact of the reinsurance separately accounted for in our reinsurance contract assets or liabilities. Actual mortality experience is monitored against these assumptions separately for each business. The results are favourable where mortality rates are lower than assumed for life insurance and where mortality rates are higher than assumed for payout annuities and long-term care. Overall 2023 experience was favourable (2022 – unfavourable) when compared with our assumptions.

Morbidity

Morbidity relates to the occurrence of accidents and sickness for the insured risks. Morbidity assumptions are based on our internal as well as industry past and emerging experience and are established for each type of morbidity risk and geographic market. For our JH Long Term Care business we make assumptions about future morbidity changes. Actual morbidity experience is monitored against these assumptions separately for each business. Our morbidity risk exposure relates to future expected claims costs for long-term care insurance, as well as for group benefits and certain individual health insurance products we offer. Overall 2023 experience was favourable (2022 – favourable) when compared with our assumptions.

Policy Termination and Premium Persistency

Policy termination includes lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on our recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market and actual experience is monitored against these assumptions separately for each business. Overall 2023 experience was unfavourable (2022 – unfavourable) when compared with our assumptions.

Directly Attributable Expenses and Taxes

Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The expenses are derived from internal cost studies and are projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses mature. Actual expenses are monitored against assumptions separately for each business. Overall maintenance expenses for 2023 were unfavourable (2022 – unfavourable) when compared with our assumptions. Taxes reflect assumptions for future premium taxes and other non-income related taxes.

Experience Adjusted Products

Where policies have features that allow the impact of changes in experience to be passed on to policyholders through policy dividends, experience rating refunds, credited rates or other adjustable features, the projected policyholder benefits are adjusted to reflect the projected experience. Minimum contractual guarantees and other market considerations are considered in determining the policy adjustments.

Sensitivity of Earnings to Changes in Assumptions

The following tables present information on how reasonably possible changes in assumptions made by the Company on insurance contracts' non-economic risk variables and certain economic risk variables impact contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. For non-economic risk variables, the impacts are shown separately gross and net of the impacts of reinsurance contracts held. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

The analysis is based on a simultaneous change in assumptions across all businesses and holds all other assumptions constant. In practice, experience for each assumption will frequently vary by geographic market and business, and assumption updates are specifically made on a business and geographic basis. Actual results can differ materially from these estimates for a variety of reasons including the interaction among these factors when more than one changes, actual experience differing from the assumptions, changes in business mix, effective tax rates, and the general limitations of our internal models.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions[1]

As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (800)	$ (200)	$ (400)	$ (200)	$ –	$ –	$ (400)	$ (200)
Portfolios where a decrease in rates increases insurance contract liabilities	–	(500)	–	–	100	100	–	100
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(1,500)	(1,300)	(3,300)	(3,300)	500	400	(2,800)	(2,900)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(600)	(500)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,200)	(800)	(400)	(300)	300	200	(100)	(100)
5% increase in future expense levels	(600)	(600)	–	–	–	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	$ (1,400)	$ (600)	$ 100	$ –	$ 100	$ –	$ 200	$ –
Portfolios where a decrease in rates increases insurance contract liabilities	–	(500)	(100)	–	100	100	–	100
5% adverse change in future morbidity rates[4],[5],[6] (incidence and termination)	(1,100)	(1,000)	(3,600)	(3,600)	600	600	(3,000)	(3,000)
10% change in future policy termination rates[3],[5]								
Portfolios where an increase in rates increases insurance contract liabilities	(500)	(400)	(100)	(100)	(100)	(100)	(200)	(200)
Portfolios where a decrease in rates increases insurance contract liabilities	(1,800)	(1,200)	–	(100)	400	300	400	200
5% increase in future expense levels	(800)	(700)	–	–	–	–	–	–

[1] The participating policy funds are largely self-supporting and experience gains or losses would generally result in changes to future dividends reducing the direct impact to the CSM and shareholder income.

[2] An increase in mortality rates will generally increase insurance contract liabilities for life insurance contracts, whereas a decrease in mortality rates will generally increase insurance contract liabilities for policies with longevity risk such as payout annuities.

[3] The sensitivity is measured for each direct insurance portfolio net of the impacts of any reinsurance held on the policies within that portfolio to determine if the overall insurance contract liabilities increased.

[4] No amounts related to morbidity risk are included for policies where the insurance contract liability provides only for claims costs expected over a short period, generally less than one year, such as Group Life and Health.

[5] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivity.

[6] This includes a 5% deterioration in incidence rates and 5% deterioration in claim termination rates.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to non-economic assumptions on Long Term Care[1]

As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (300)	$ (300)	$ –	$ –	$ –	$ –	$ –	$ –
5% adverse change in future morbidity incidence rates[2],[3]	(900)	(900)	(800)	(800)	100	100	(700)	(700)
5% adverse change in future morbidity claims termination rates[2],[3]	(900)	(900)	(1,600)	(1,600)	300	300	(1,400)	(1,400)
10% adverse change in future policy termination rates[2],[3]	(400)	(400)	–	–	–	–	–	–
5% increase in future expense levels[3]	(100)	(100)	–	–	–	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI		Net income attributed to shareholders		Other comprehensive income attributed to shareholders		Total comprehensive income attributed to shareholders	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Policy related assumptions								
2% adverse change in future mortality rates[2],[3]	$ (400)	$ (400)	$ –	$ –	$ –	$ –	$ –	$ –
5% adverse change in future morbidity incidence rates[2],[3]	(700)	(700)	(1,100)	(1,100)	200	200	(900)	(900)
5% adverse change in future morbidity claims termination rates[2],[3]	(700)	(700)	(1,800)	(1,800)	300	300	(1,500)	(1,500)
10% adverse change in future policy termination rates[2],[3]	(400)	(400)	–	–	100	100	100	100
5% increase in future expense levels[3]	(100)	(100)	–	–	–	–	–	–

[1] Translated from US$ at 1.3186 for 2023 and US$ at 1.3549 for 2022.

[2] The impacts of the sensitivities on LTC for morbidity, mortality and lapse do not assume any offsets from the Company's ability to contractually raise premium rates in such events, subject to state regulatory approval. In practice, we would plan to file for rate increases equal to the amount of deterioration resulting from the sensitivities.

[3] The impact of favourable changes to all the sensitivities is relatively symmetrical.

Potential impact on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders arising from changes to certain economic financial assumptions used in the determination of insurance contract liabilities[1]

As at December 31, 2023 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (200)	$ –	$ (300)	$ (300)
50 basis point increase in interest rate volatility[2]	–	–	–	–
50 basis point increase in non-fixed income return volatility[2]	(100)	–	–	–

As at December 31, 2022 ($ millions, post-tax except CSM)	CSM net of NCI	Net income attributed to shareholders	Other comprehensive income attributed to shareholders	Total comprehensive income attributed to shareholders
Financial assumptions				
10 basis point reduction in ultimate spot rate	$ (300)	$ –	$ (300)	$ (300)
50 basis point increase in interest rate volatility[2]	(100)	–	–	–
50 basis point increase in non-fixed income return volatility[2]	(100)	–	–	–

[1] Note that the impact of these assumptions are not linear.

[2] Used in the determination of insurance contract liabilities with financial guarantees. This includes universal life minimum crediting rate guarantees, participating life zero dividend floor implicit guarantees, and variable annuities guarantees, where a stochastic approach is used to capture the asymmetry of the risk.

Review of Actuarial Methods and Assumptions

The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.

2023 Review of Actuarial Methods and Assumptions

On a full year basis, the 2023 review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $3,197 million.[1] These changes resulted in an increase in pre-tax net income attributed to shareholders of $171 million ($105 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $173 million ($165 million post-tax), an increase in CSM of $2,754 million, and an increase in pre-tax other comprehensive income of $99 million ($73 million post-tax).

In 3Q23, the completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 million (a decrease of $14 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 million ($74 million post-tax), an increase in CSM of $116 million, and an increase in pre-tax other comprehensive income of $146 million ($110 million post-tax).

In 4Q23, we also updated our actuarial methods and assumptions which decreased the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of our existing 90 - 95% confidence level range. The risk adjustment would have exceeded the 95% confidence level in 4Q23 without making the change. This change led to a decrease in pre-tax fulfilment cash flows of $2,850 million, an increase in pre-tax net income attributed to shareholders of $144 million ($119 million post-tax), an increase in pre-tax net income attributed to participating policyholders of $115 million ($91 million post-tax), an increase in CSM of $2,638 million, and a decrease in pre-tax other comprehensive income of $47 million ($37 million post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of our assumptions, our 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

($ millions)	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Canada variable annuity product review	$ (133)	$ –	$ (133)
Mortality and morbidity updates	265	–	265
Lapse and policyholder behaviour updates	98	–	98
Methodology and other updates	(577)	(2,850)	(3,427)
Impact of changes in actuarial methods and assumptions, pre-tax	$ (347)	$ (2,850)	$ (3,197)

[1] Excludes the portion related to non-controlling interests of $103 million for the three and nine months ended September 30, 2023, and $97 million for the three months ended December 31, 2023, respectively.

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[1] Fulfilment cash flows include an estimate of future cash flows; an adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows; and a risk adjustment for non-financial risk. Additional information on fulfilment cash flows can be found in note 7 of our 2023 Annual Consolidated Financial Statements.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

($ millions)	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Portion recognized in net income (loss) attributed to:			
Participating policyholders	$ 58	$ 115	$ 173
Shareholders	27	144	171
	85	259	344
Portion recognized in OCI attributed to:			
Participating policyholders	–	(21)	(21)
Shareholders	146	(26)	120
	146	(47)	99
Portion recognized in CSM	116	2,638	2,754
Impact of changes in actuarial methods and assumptions, pre-tax	$ 347	$ 2,850	$ 3,197

[1] Excludes the portion related to non-controlling interests, of which $72 million is related to CSM for the three and nine months ended September 30, 2023, and $87 million is related to CSM for the three months ended December 31, 2023.

Canada variable annuity product review

The review of our variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133 million.

The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence, and utilization, to reflect emerging experience.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265 million.

The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in our U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98 million.

The increase was primarily driven by a detailed review of lapse assumptions for our universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.

Methodology and other updates

Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $3,427 million.

In 3Q23, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577 million. The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on our U.S. life insurance business.

In 4Q23, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $2,850 million. The decrease was driven by a decrease in the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of our existing 90-95% confidence level range.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment[1]

For the three and nine months ended September 30, 2023

The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $159 million. The decrease was driven by updates to our variable annuity product assumptions, as well as by updates to our valuation models for participating products, driven by the annual dividend recalibration, partially offset by a reduction in lapse rates on our universal life level cost of insurance products to reflect emerging trends. These changes resulted in an increase in pre-tax net income attributed to shareholders of $52 million ($37 million post-tax), an increase in CSM of $142 million, and an increase in pre-tax other comprehensive income of $2 million ($1 million post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $270 million. The increase was related to our life insurance business and primarily driven by a modelling methodology update to project future premiums, as well as updates to mortality assumptions. These changes resulted in an increase in pre-tax net income attributed to shareholders of $134 million ($106 million post-tax), a decrease in CSM of $600 million, and an increase in pre-tax other comprehensive income of $196 million ($155 million post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $457 million. The decrease largely relates to participating products, primarily driven by model refinements, dividend recalibration updates, as well as annual updates to reflect market movements during the year. This, and the updates to morbidity assumptions on certain products in Japan, were partially offset by updates to incidence rates on certain products in Vietnam. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $159 million ($157 million post-tax), an increase in CSM of $574 million, and a decrease in pre-tax other comprehensive income of $53 million ($47 million post-tax).

The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes our Reinsurance businesses) resulted in a decrease in pre-tax fulfilment cash flows of $1 million. These changes resulted in no impacts to pre-tax net income attributed to shareholders or CSM, and an increase in pre-tax other comprehensive income of $1 million ($1 million post-tax).

For the three months ended December 31, 2023

The reduction in the risk adjustment level resulted in the following impacts by segment:

The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $246 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $4 million ($3 million post-tax), an increase in pre-tax net income attributed to policyholder of $40 million ($29 million post-tax), an increase in CSM of $213 million, and a decrease in pre-tax other comprehensive income of $11 million ($8 million post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in a decrease in pre-tax fulfilment cash flows of $91 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $33 million ($26 million post-tax), an increase in CSM of $78 million, and a decrease in pre-tax other comprehensive income of $20 million ($15 million post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $2,513 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $107 million ($90 million post-tax), an increase in pre-tax net income attributed to policyholders of $75 million ($62 million post-tax), an increase in CSM of $2,348 million, and a decrease in pre-tax other comprehensive income of $17 million ($14 million post-tax).

2022 Review of Actuarial Methods and Assumptions

The completion of the 2022 annual review of actuarial methods and assumptions resulted in an increase in pre-tax fulfilment cash flows of $192 million. These changes resulted in an increase in pre-tax net income attributed to shareholders of $23 million ($26 million post-tax), a decrease in pre-tax net income attributed to participating policyholders of $26 million ($18 million post-tax), a decrease in CSM of $279 million, and an increase in pre-tax other comprehensive income of $90 million ($73 million post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of our assumptions, our 2022 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

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[1] Our review of actuarial methods and assumptions also impacts net income attributed to participating policyholders. The total company impact can be found in the above table.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2022
($ millions)

	Total
Long-term care triennial review	$ 118
Mortality and morbidity updates	83
Lapse and policyholder behaviour updates	234
Methodology and other updates	(243)
Impact of changes in actuarial methods and assumptions, pre-tax	**$ 192**

[1] Excludes the portion related to non-controlling interests of $8 million.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2022
($ millions)

	Total
Portion recognized in net income (loss) attributed to:	
Participating policyholders	$ (26)
Shareholders	23
	(3)
Portion recognized in OCI attributed to:	
Participating policyholders	–
Shareholders	90
	90
Portion recognized in CSM	(279)
Impact of changes in actuarial methods and assumptions, pre-tax	**$ (192)**

[1] Excludes the portion related to non-controlling interests, of which $nil million is related to CSM.

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care ("LTC") experience study. The review included all aspects of claim assumptions, as well as the progress on future premium rate increases. The impact of the LTC review was an increase in pre-tax fulfilment cash flows of $118 million.

The experience study showed that claim costs established in our last triennial review remain appropriate in aggregate for our older blocks of business[1] supported by robust claims data on this mature block. Pre-tax fulfilment cash flows were increased for claim costs on our newer block of business[2]. This was driven by lower active life mortality[3] supported by Company experience and a recent industry study, as well as higher utilization of benefits, which included the impact of reflecting higher inflation in the cost-of-care up to 2022. We also reviewed and updated incidence and claim termination assumptions which, on a net basis, provided a partial offset to the increase in pre-tax fulfilment cash flows on active life mortality and utilization. In addition, some policyholders are electing to reduce their benefits in lieu of paying increased premiums which resulted in a reduction in pre-tax fulfilment cash flows.

Experience continues to support the assumptions of both future morbidity and mortality improvement, resulting in no changes to these assumptions.

As of September 30, 2022, we had received actual premium increase approvals of $2.5 billion pre-tax (US$1.9 billion pre-tax) on a present value basis since the last triennial review in 2019. This aligns with the full amount assumed in our pre-tax fulfilment cash flows at that time and demonstrates our continued strong track record of securing premium rate increases[4]. In 2022, the review of future premium increases assumed in fulfilment cash flows resulted in a net $2.5 billion (US$1.9 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future premium increases that are due to our 2022 review of morbidity, mortality, and lapse assumptions, as well as outstanding amounts from prior state filings. Premium increases averaging approximately 30% will be sought on about one-half of the business, excluding the carryover of 2019 amounts requested. Our assumptions reflect the estimated timing and amount of state approved premium increases.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $83 million, driven by updates to morbidity assumptions in Vietnam to align with experience, partially offset by a detailed review of the mortality assumptions for our Canada insurance business.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $234 million.

---

[1] First generation policies issued prior to 2002.

[2] Second generation policies with an average issue date of 2007 and Group policies with an average issue date of 2003.

[3] The mortality rate of LTC policyholders who are currently not on claim.

[4] Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in insurance contract liabilities, which could be material. See "Caution regarding forward-looking statements" above.

We completed a detailed review of lapse assumptions for Singapore, and increased lapse rates to align with experience on our index-linked products, which reduced projected future fee income to be received on these products.

We also increased lapse rates on Canada's term insurance products for policies approaching their renewal date, reflecting emerging experience in our study.

Methodology and other updates
Other updates resulted in a decrease in pre-tax fulfilment cash flows of $243 million, which included updates to discount rates and policyholder dividends on participating products, as well as various other modelling and projection updates.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment
The impact of changes in actuarial methods and assumptions in Canada resulted in an increase in pre-tax fulfilment cash flows of $22 million. The increase was driven by updates to the lapse assumptions for certain term insurance products, largely offset by updates to discount rates and policyholder dividends on participating products, as well as updates to mortality assumptions for our insurance business. These changes resulted in an increase in pre-tax net income attributed to shareholders of $64 million ($47 million post-tax), an increase in CSM of $43 million, and a decrease in pre-tax other comprehensive income of $96 million ($71 million post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $108 million, driven by the triennial review of long-term care. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $16 million ($12 million post-tax), a decrease in CSM of $202 million, and an increase in pre-tax other comprehensive income of $110 million ($86 million post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in an increase in pre-tax fulfilment cash flows of $62 million. The increase was driven by updates to lapse assumptions in Singapore and morbidity updates in Vietnam, partially offset by various other modelling and projection updates. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $25 million ($9 million post-tax), a decrease in CSM of $120 million, and an increase in pre-tax other comprehensive income of $76 million ($58 million post-tax).

Critical Accounting Policies

Consolidation
The Company is required to consolidate the financial position and results of entities it controls. Control exists when the Company:

- Has the power to govern the financial and operating policies of the entity;
- Is exposed to a significant portion of the entity's variable returns; and
- Is able to use its power to influence variable returns from the entity.

The Company uses the same principles to assess control over any entity it is involved with. In evaluating control, potential factors assessed include the effects of:

- Substantive voting rights that are potentially or currently exercisable;
- Contractual management relationships with the entity;
- Rights and obligations resulting from policyholders to manage investments on their behalf;
- The extent of other parties' involvement in the entity, if any, the possibility for de facto control being present; and
- The effect of any legal or contractual restraints on the Company from using its power to affect its variable returns from the entity.

An assessment of control is based on arrangements in place and the assessed risk exposures at inception of the relationship. Initial evaluations are reconsidered at a later date if:

- The contractual arrangements of the entity are amended such that the Company's involvement with the entity changes;
- The Company acquires or loses power over the financial and operating policies of the entity;
- The Company acquires additional interests in the entity or its interests in an entity are diluted; or
- The Company's ability to use its power to affect its variable returns from the entity changes.

Subsidiaries are consolidated from the date on which control is obtained by the Company and cease to be consolidated from the date that control ceases. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests in a subsidiary when gaining control.

Fair Value of Invested Assets
A large portion of the Company's invested assets are recorded at fair value. Refer to note 1 of the 2023 Annual Consolidated Financial Statements for a description of the methods used in determining fair values. When quoted prices in active markets are not available for a particular investment, significant judgment is required to determine an estimated fair value based on market standard valuation methodologies

including discounted cash flow methodologies, matrix pricing, consensus pricing services, or other similar techniques. The inputs to these standard valuation methodologies include: current interest rates or yields for similar instruments, credit rating of the issuer or counterparty, industry sector of the issuer, coupon rate, call provisions, sinking fund requirements, tenor (or expected tenor) of the instrument, management's assumptions regarding liquidity, volatilities and estimated future cash flows. Accordingly, the estimated fair values are based on available market information and management's judgments about the key market factors impacting these financial instruments. Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell assets, or the price ultimately realized for these assets, depends upon the demand and liquidity in the market which increases the use of judgment in determining the estimated fair value of certain assets.

Evaluation of Invested Asset Impairment

FVOCI debt investments are carried at fair market value, with changes in fair value recorded in other comprehensive income ("OCI") with the exception of unrealized gains and losses on foreign currency translation of foreign currency denominated FVOCI debt investments which are included in net income.

Debt investments classified as FVOCI or amortized cost are reviewed on a regular basis for expected credit loss ("ECL") impairment allowances. ECL allowances are measured as the difference between amounts due according to the contractual terms of the debt security and the discounted value of cash flows that the Company expects to receive. Changes in ECL impairment allowances are recorded in the provision for credit losses included in net income.

Significant judgment is required in assessing ECL impairment allowances and fair values and recoverable values. Key matters considered include macroeconomic factors, industry specific developments, and specific issues with respect to single issuers and borrowers.

Changes in circumstances may cause future assessments of invested asset ECL impairment allowances to be materially different from current assessments, which could require additional provisions for impairment. Additional information on the process and methodology for determining the allowance for expected credit losses is included in the discussion of credit risk in notes 1 and 9 to the 2023 Annual Consolidated Financial Statements.

Derivative Financial Instruments

The Company uses derivative financial instruments ("derivatives") including swaps, forwards and futures agreements, and options to help manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate permissible investments. Refer to note 5 to the 2023 Annual Consolidated Financial Statements for a description of the methods used to determine the fair value of derivatives.

The accounting for derivatives is complex and interpretations of the primary accounting guidance continue to evolve in practice. Judgment is applied in determining the availability and application of hedge accounting designations and the appropriate accounting treatment under such accounting guidance. Differences in judgment as to the availability and application of hedge accounting designations and the appropriate accounting treatment may result in a differing impact on the Consolidated Financial Statements of the Company from previous periods. Assessments of hedge effectiveness and measurements of ineffectiveness of hedging relationships are also subject to interpretations and estimations.

Hedge Accounting

The Company applies hedge accounting principles under IFRS 9 to certain economic hedge transactions that qualify for hedge accounting. The Company evaluates the economic relationship between the hedged item and the hedging instrument, assesses the effect of credit risk on the economic relationship and determines the hedge ratio between the hedged item and hedging instrument to identify qualifying hedge accounting relationships.

The Company designates fair value hedges to hedge interest rate exposure on fixed rate assets and liabilities. In certain instances, the Company hedges fair value exposure due to both foreign exchange and interest rate risk using cross currency swaps.

The Company designates interest rate derivatives under cash flow hedges to hedge interest rate exposure in variable rate financial instruments. In addition, the Company may use non-functional currency denominated long-term debt, forward currency contracts and cross currency swaps to mitigate the foreign exchange translation risk of net investments in foreign operations.

The Company applies the cost of hedging option for certain hedge accounting relationships, as such changes in forward points and foreign currency basis spreads are excluded from the hedge accounting relationships and are accounted for as a separate component in equity.

Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents, including registered (tax qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded. The largest defined benefit pension and retiree welfare plans in the U.S. and Canada are the material plans that are discussed herein and in note 16 to the 2023 Annual Consolidated Financial Statements.

Due to the long-term nature of defined benefit pension and retiree welfare plans, the calculation of the defined benefit obligation and net benefit cost depends on various assumptions such as discount rates, salary increase rates, cash balance interest crediting rates, health care cost trend rates and rates of mortality. These assumptions are determined by management and are reviewed annually. The key assumptions, as well as the sensitivity of the defined benefit obligation to changes in these assumptions, are presented in note 16 to the 2023 Annual Consolidated Financial Statements.

Changes in assumptions and differences between actual and expected experience give rise to actuarial gains and losses that affect the amount of the defined benefit obligation and OCI. For 2023, the amount recorded in OCI was a loss of $5 million (2022 – loss of $49 million) for the defined benefit pension plans and a gain of $10 million (2022 – gain of $34 million) for the retiree welfare plans.

Contributions to the registered (tax qualified) defined benefit pension plans are made in accordance with the applicable U.S. and Canadian regulations. During 2023, the Company contributed $3 million (2022 – $3 million) to these plans. As at December 31, 2023, the difference between the fair value of assets and the defined benefit obligation for these plans was a surplus of $422 million (2022 – surplus of $441 million). For 2024, the contributions to the plans are expected to be approximately $2 million.

The Company's supplemental pension plans for executives are not funded; benefits under these plans are paid as they become due. During 2023, the Company paid benefits of $56 million (2022 – $56 million) under these plans. As at December 31, 2023, the defined benefit obligation for these plans, which is reflected as a liability in the balance sheet, amounted to $546 million (2022 – $561 million).

The Company's retiree welfare plans are partially funded, although there are no regulations or laws governing or requiring the funding of these plans. As at December 31, 2023, the difference between the fair value of plan assets and the defined benefit obligation for these plans was a surplus of $76 million (2022 – surplus of $57 million).

Income Taxes

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the period. A deferred tax asset or liability results from temporary differences between carrying values of assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are recorded based on expected future tax rates and management's assumptions regarding the expected timing of the reversal of such temporary differences. The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. At December 31, 2023, we had $6,739 million of deferred tax assets (December 31, 2022 – $6,708 million). Factors in management's determination include, among others, the following:

• Future taxable income exclusive of reversing temporary differences and carryforwards;
• Future reversals of existing taxable temporary differences;
• Taxable income in prior carryback years; and
• Tax planning strategies.

The Company may be required to change its provision for income taxes if the ultimate deductibility of certain items is successfully challenged by taxing authorities or if estimates used in determining the amount of deferred tax assets to recognize change significantly, or when receipt of new information indicates the need for adjustment in the recognition of deferred tax assets. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax, deferred tax balances, actuarial liabilities (see Critical Actuarial and Accounting Policies – Expenses and Taxes above) and the effective tax rate. Any such changes could significantly affect the amounts reported in the Consolidated Financial Statements in the year these changes occur.

Goodwill and Intangible Assets

At December 31, 2023, under IFRS we had $5,919 million of goodwill (December 31, 2022 – $6,014 million) and $4,391 million of intangible assets ($1,825 million of which are intangible assets with indefinite lives) (December 31, 2022 – $4,505 million and $1,861 million, respectively). Goodwill and intangible assets with indefinite lives are tested for impairment at the cash generating unit level ("CGU") or group of CGUs level. A CGU comprises the smallest group of assets that are capable of generating largely independent cash flows and is either a business segment or a level below. The tests performed in 2023 demonstrated that there was no impairment of goodwill or intangible assets with indefinite lives (2022 – $nil). Changes in discount rates and cash flow projections used in the determination of recoverable values or reductions in market-based earnings multiples may result in impairment charges in the future, which could be material.

Impairment charges could occur in the future as a result of changes in economic conditions. The goodwill testing for 2024 will be updated based on the conditions that exist in 2024 and may result in impairment charges, which could be material.

12. Controls and Procedures

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized, and reported accurately and completely and within the time periods specified under Canadian and U.S. securities laws. Our process includes controls and procedures that are designed to ensure that information is accumulated and communicated to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.

As of December 31, 2023, management evaluated the effectiveness of its disclosure controls and procedures as defined under the rules adopted by the U.S. Securities and Exchange Commission and the Canadian securities regulatory authorities. This evaluation was performed under the supervision of the Audit Committee, the CEO and CFO. Based on that evaluation, the CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.

MFC's Audit Committee has reviewed this MD&A and the 2023 Consolidated Financial Statements and MFC's Board approved these reports prior to their release.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to management and the Board regarding the preparation and fair presentation of published financial statements in accordance with generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management's authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and to monitor performance, including performance of internal control procedures.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission 2013 framework in Internal Control – Integrated Framework. Based on this assessment, management believes that, as of December 31, 2023, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, the Company's independent registered public accounting firm that also audited the Consolidated Financial Statements of the Company for the year ended December 31, 2023. Their report expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023.

Changes in Internal Control over Financial Reporting

No changes were made in our internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting except that, in connection with the adoption of IFRS 17 and IFRS 9, the Company made significant updates and modifications to existing internal controls and implemented a number of new internal controls. These changes include controls over new and existing systems, including technological systems, and controls that were implemented or modified in our actuarial and accounting processes to address the risks associated with the newly adopted accounting standards.

13. Non-GAAP and Other Financial Measures

The Company prepares its Consolidated Financial Statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by National Instrument 52-112 –*Non-GAAP and Other Financial Measures Disclosure* in respect of "specified financial measures" (as defined therein).

Non-GAAP financial measures include core earnings (loss); pre-tax core earnings; core earnings available to common shareholders; core earnings before income taxes, depreciation and amortization ("core EBITDA"); total expenses; core expenses; total expenditures; core expenditures; transitional net income (loss) attributed to shareholders; transitional net income (loss) attributed to shareholders (before tax); transitional net income (loss) before income taxes; transitional net income (loss); common shareholders' transitional net income; Drivers of Earnings ("DOE") line items for net investment result, other, income tax (expenses) recoveries and transitional net income attributed to participating policyholders and NCI; core DOE line items for core net insurance service result, core net investment result, other core earnings, and core income tax (expenses) recoveries; post-tax contractual service margin ("post-tax CSM"); post-tax contractual service margin net of NCI ("post-tax CSM net of NCI"); Manulife Bank net lending assets; Manulife Bank average net lending assets; assets under management ("AUM"); assets under management and administration ("AUMA"); Global WAM managed AUMA; core revenue; adjusted book value; and net annualized fee income. In addition, non-GAAP financial measures include the following stated on a constant exchange rate ("CER") basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders' net income.

Non-GAAP ratios include core return on shareholders' equity ("core ROE"); diluted core earnings per common share ("core EPS"); transitional return on common shareholders' equity ("transitional ROE"); transitional basic earnings per common share ("transitional basic EPS"); transitional diluted earnings per common share ("transitional diluted EPS"); financial leverage ratio; adjusted book value per common share; common share core dividend payout ratio ("dividend payout ratio"); expense efficiency ratio; expenditure efficiency ratio; core EBITDA margin; effective tax rate on core earnings; effective tax rate on transitional net income attributed to shareholders; and net annualized fee income yield on average AUMA. In addition, non-GAAP ratios include the percentage growth/decline on a CER basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; common shareholders' net income; pre-tax net income attributed to shareholders; general expenses; DOE line item for net insurance service result; CSM; CSM net of NCI; impact of new insurance business; new business CSM net of NCI; basic earnings per common share ("basic EPS"); and diluted earnings per common share ("diluted EPS").

Other specified financial measures include assets under administration ("AUA"); consolidated capital; embedded value ("EV"); new business value ("NBV"); new business value margin ("NBV margin"); sales; annualized premium equivalent ("APE") sales; gross flows; net flows; average assets under management and administration ("average AUMA"); Global WAM average managed AUMA; average assets under administration; remittances; any of the foregoing specified financial measures stated on a CER basis; and percentage growth/decline in any of the foregoing specified financial measures on a CER basis. In addition, we provide an explanation below of the components of core DOE line items other than the change in expected credit loss, the items that comprise certain items excluded from core earnings, and the components of CSM movement other than the new business CSM.

Our reporting currency for the Company is Canadian dollars and U.S. dollars is the functional currency for Asia and U.S. segment results. Financial measures presented in U.S. dollars are calculated in the same manner as the Canadian dollar measures. These amounts are translated to U.S. dollars using the period end rate of exchange for financial measures such as AUMA and the CSM balance and the average rates of exchange for the respective quarter for periodic financial measures such as our income statement, core earnings and items excluded from core earnings, transitional net income measures, and line items in our CSM movement schedule and DOE. Year-to-date or full year periodic financial measures presented in U.S. dollars are calculated as the sum of the quarterly results translated to U.S. dollars. See section 1 "Impact of Foreign Currency Exchange Rates" of the MD&A above for the Canadian to U.S. dollar quarterly and full year rates of exchange.

Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP.

Core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. Core earnings allows investors to focus on the Company's operating performance by excluding the impact of market related gains or losses, changes in actuarial methods and assumptions that flow directly through income as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements in equity markets, interest rates including impacts on hedge accounting ineffectiveness, foreign currency exchange rates and commodity prices as well as the change in the fair value of ALDA from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, insurance contract liabilities and net income attributed to shareholders. These reported amounts may not be realized if markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

We believe that core earnings better reflect the underlying earnings capacity and valuation of our business. We use core earnings and core EPS as key metrics in our short-term incentive plans at the total Company and operating segment level. We also base our mid- and long-term strategic priorities on core earnings.

We have updated our definition of core earnings to reflect the change in the recognition, measurement and presentation of insurance contract liabilities and financial assets and liabilities under IFRS 17 and IFRS 9, respectively, and have also replaced the nomenclature of the items included in core earnings and the net income items excluded from core earnings to conform with the nomenclature under IFRS 17 and IFRS 9.

Core earnings includes the expected return on our invested assets and any other gains (charges) from market experience are included in net income but excluded from core earnings. The expected return for fixed income assets is based on the related book yields. For ALDA and public equities, the expected return reflects our long-term view of asset class performance. These returns for ALDA and public equities vary by asset class and range from 3.25% to 11.5%, leading to an average return of between 9.0% to 9.5% on these assets as of December 31, 2023.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for reconciliation of core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

Any future changes to the core earnings definition referred to below, will be disclosed.

Items included in core earnings:

1. Expected insurance service result on in-force policies, including expected release of the risk adjustment, CSM recognized for service provided, and expected earnings from short-term products measured under the premium allocation approach ("PAA").
2. Impacts from the initial recognition of new contracts (onerous contracts, including the impact of the associated reinsurance contracts).
3. Insurance experience gains or losses that flow directly through net income.
4. Operating and investment expenses compared with expense assumptions used in the measurement of insurance and investment contract liabilities.
5. Expected investment earnings, which is the difference between expected return on our invested assets and the associated finance income or expense from the insurance contract liabilities.
6. Net provision for ECL on FVOCI and amortized cost debt instruments.
7. Expected asset returns on surplus investments.
8. All earnings for the Global WAM segment, except for applicable net income items excluded from core earnings as noted below.
9. All earnings for the Manulife Bank business, except for applicable net income items excluded from core earnings as noted below.
10. Routine or non-material legal settlements.
11. All other items not specifically excluded.
12. Tax on the above items.
13. All tax related items except the impact of enacted or substantively enacted income tax rate changes and taxes on items excluded from core earnings.

Net income items excluded from core earnings:

1. Market experience gains (losses) including the items listed below:

   - Gains (charges) on general fund public equity and ALDA investments from returns being different than expected.
   - Gains (charges) on derivatives not in hedging relationships, or gains (charges) resulting from hedge accounting ineffectiveness.
   - Realized gains (charges) from the sale of FVOCI debt instruments.
   - Market related gains (charges) on onerous contracts measured using the variable fee approach (e.g. variable annuities, unit linked, participating insurance) net of the performance on any related hedging instruments.
   - Gains (charges) related to certain changes in foreign exchange rates.

2. Changes in actuarial methods and assumptions used in the measurement of insurance contract liabilities that flow directly through income.

   - The Company reviews actuarial methods and assumptions annually, and this process is designed to reduce the Company's exposure to uncertainty by ensuring assumptions remain appropriate. This is accomplished by monitoring experience and selecting assumptions which represent a current view of expected future experience and ensuring that the risk adjustment is appropriate for the risks assumed.
   - Changes related to the ultimate spot rate within the discount curves are included in the market experience gains (losses).

3. The impact on the measurement of insurance and investment contract assets and liabilities and reinsurance contract held assets and liabilities from changes in product features and new or changes to in-force reinsurance contracts, if material.

4.   The fair value changes in long-term investment plan ("LTIP") obligations for Global WAM investment management.
5.   Goodwill impairment charges.
6.   Gains or losses on acquisition and disposition of a business.
7.   Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements and restructuring charges, or other items that are material and exceptional in nature.
8.   Tax on the above items.
9.   Net income (loss) attributed to participating shareholders and non-controlling interests.
10. Impact of enacted or substantially enacted income tax rate changes.

As noted in section 1 "Implementation of IFRS 17 and IFRS 9" above, our 2022 quarterly and full year results are not directly comparable with 2023 results because IFRS 9 hedge accounting and expected credit loss ("ECL") principles are applied prospectively effective January 1, 2023. Accordingly, we have presented comparative quarterly and full year 2022 core earnings and our transitional net income metrics (see "Transitional net income to shareholders" paragraph below) inclusive of IFRS 9 hedge accounting and expected credit loss principles as if IFRS had allowed such principles to be implemented for 2022 (the "IFRS 9 transitional impacts").

Transitional net income (loss) attributed to shareholders is a financial measure where our 2022 net income attributed to shareholders includes the effects of the IFRS 9 transitional impacts which we believe will assist investors in evaluating our operational performance because the associated adjustments are reported in our 2023 net income attributed to shareholders. **Transitional net income (loss) before income taxes, Transitional net income (loss), Transitional net income (loss) attributed to shareholders before income taxes and Common shareholders' transitional net income (loss)** similarly include the effect of the IFRS 9 transitional impacts on our income (loss) before income taxes, net income (loss), net income (loss) attributed to shareholders before income taxes and common shareholders' net income (loss), respectively. Transitional financial measures are temporary and will only be reported for 2022 comparative periods in our annual 2023 MD&A.

Reconciliation of core earnings to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
				2023		
Income (loss) before income taxes	$ 2,244	$ 1,609	$ 751	$ 1,497	$ 351	$ 6,452
Income tax (expenses) recoveries						
Core earnings	(279)	(378)	(402)	(204)	99	(1,164)
Items excluded from core earnings	(161)	5	290	6	179	319
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (post-tax)	1,804	1,236	639	1,299	629	5,607
Less: Net income (post-tax) attributed to						
Non-controlling interests ("NCI")	141	–	–	2	1	144
Participating policyholders	315	45	–	–	–	360
Net income (loss) attributed to shareholders (post-tax)	1,348	1,191	639	1,297	628	5,103
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(553)	(341)	(1,196)	10	290	(1,790)
Changes in actuarial methods and assumptions that flow directly through income	(68)	41	132	–	–	105
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(79)	4	(56)	2	269	140
Core earnings (post-tax)	$ 2,048	$ 1,487	$ 1,759	$ 1,321	$ 69	$ 6,684
Income tax on core earnings (see above)	279	378	402	204	(99)	1,164
Core earnings (pre-tax)	$ 2,327	$ 1,865	$ 2,161	$ 1,525	$ (30)	$ 7,848

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
				2023		
Core earnings (post-tax)	$ 2,048	$ 1,487	$ 1,759	$ 1,321	$ 69	$ 6,684
CER adjustment[1]	(10)	–	15	7	2	14
Core earnings, CER basis (post-tax)	$ 2,038	$ 1,487	$ 1,774	$ 1,328	$ 71	$ 6,698
Income tax on core earnings, CER basis[2]	277	378	405	204	(99)	1,165
Core earnings, CER basis (pre-tax)	$ 2,315	$ 1,865	$ 2,179	$ 1,532	$ (28)	$ 7,863
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 1,518		$ 1,304			
CER adjustment US $[1]	(21)		–			
Core earnings, CER basis (post-tax), US $	$ 1,497		$ 1,304			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2023 core earnings.

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

	2022					
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 910	$ (969)	$ (3,011)	$ 1,291	$ (1,359)	$ (3,138)
Income tax (expenses) recoveries						
Core earnings	(264)	(335)	(341)	(222)	116	(1,046)
Items excluded from core earnings	(54)	845	1,036	52	326	2,205
Income tax (expenses) recoveries	(318)	510	695	(170)	442	1,159
Net income (post-tax)	592	(459)	(2,316)	1,121	(917)	(1,979)
Less: Net income (post-tax) attributed to						
Non-controlling interests	120	–	–	–	1	121
Participating policyholders	(211)	44	–	–	–	(167)
Net income (loss) attributed to shareholders (post-tax)	683	(503)	(2,316)	1,121	(918)	(1,933)
IFRS 9 transitional impacts (post-tax)	(36)	1,701	3,764	–	2	5,431
Transitional net income (loss) attributed to shareholders (post-tax)	647	1,198	1,448	1,121	(916)	3,498
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(1,141)	(196)	(93)	(260)	(895)	(2,585)
Changes in actuarial methods and assumptions that flow directly through income	(9)	47	(12)	–	–	26
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	(13)	82	242	256
Core earnings (post-tax)	$ 1,812	$ 1,387	$ 1,566	$ 1,299	$ (263)	$ 5,801
Income tax on core earnings (see above)	263	335	341	222	(116)	1,045
Core earnings (pre-tax)	$ 2,075	$ 1,722	$ 1,907	$ 1,521	$ (379)	$ 6,846

Core earnings, CER basis and U.S. dollars

	2022					
(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 1,812	$ 1,387	$ 1,566	$ 1,299	$ (263)	$ 5,801
CER adjustment[1]	30	–	69	40	(5)	134
Core earnings, CER basis (post-tax)	$ 1,842	$ 1,387	$ 1,635	$ 1,339	$ (268)	$ 5,935
Income tax on core earnings, CER basis[2]	267	335	356	226	(116)	1,068
Core earnings, CER basis (pre-tax)	$ 2,109	$ 1,722	$ 1,991	$ 1,565	$ (384)	$ 7,003
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 1,392		$ 1,202			
CER adjustment US $[1]	(39)		–			
Core earnings, CER basis (post-tax), US $	$ 1,353		$ 1,202			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for the four respective quarters that make up 2022 core earnings.

Reconciliation of core earnings to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 847	$ 498	$ 244	$ 424	$ 110	$ 2,123
Income tax (expenses) recoveries						
Core earnings	(76)	(87)	(113)	(55)	37	(294)
Items excluded from core earnings	(33)	(29)	67	(3)	(30)	(28)
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (post-tax)	738	382	198	366	117	1,801
Less: Net income (post-tax) attributed to						
Non-controlling interests ("NCI")	37	–	–	1	1	39
Participating policyholders	86	17	–	–	–	103
Net income (loss) attributed to shareholders (post-tax)	615	365	198	365	116	1,659
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	–	9	(279)	51	86	(133)
Changes in actuarial methods and assumptions that flow directly through income	89	4	26	–	–	119
Restructuring charge	–	–	–	(36)	–	(36)
Reinsurance transactions, tax related items and other	(38)	–	(23)	(3)	–	(64)
Core earnings (post-tax)	$ 564	$ 352	$ 474	$ 353	$ 30	$ 1,773
Income tax on core earnings (see above)	76	87	113	55	(37)	294
Core earnings (pre-tax)	$ 640	$ 439	$ 587	$ 408	$ (7)	$ 2,067

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 564	$ 352	$ 474	$ 353	$ 30	$ 1,773
CER adjustment[1]	–	–	–	–	–	–
Core earnings, CER basis (post-tax)	$ 564	$ 352	$ 474	$ 353	$ 30	$ 1,773
Income tax on core earnings, CER basis[2]	76	87	113	55	(37)	294
Core earnings, CER basis (pre-tax)	$ 640	$ 439	$ 587	$ 408	$ (7)	$ 2,067
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 414		$ 349			
CER adjustment US $[1]	–		–			
Core earnings, CER basis (post-tax), US $	$ 414		$ 349			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q23.

Reconciliation of core earnings to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 439	$ 376	$ 68	$ 366	$ (75)	$ 1,174
Income tax (expenses) recoveries						
Core earnings	(62)	(109)	(93)	(59)	30	(293)
Items excluded from core earnings	(73)	15	97	11	294	344
Income tax (expenses) recoveries	(135)	(94)	4	(48)	324	51
Net income (post-tax)	304	282	72	318	249	1,225
Less: Net income (post-tax) attributed to						
Non-controlling interests ("NCI")	25	–	–	–	–	25
Participating policyholders	195	(8)	–	–	–	187
Net income (loss) attributed to shareholders (post-tax)	84	290	72	318	249	1,013
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	(286)	(159)	(476)	(43)	(58)	(1,022)
Changes in actuarial methods and assumptions that flow directly through income	(157)	37	106	–	–	(14)
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	5	4	–	–	297	306
Core earnings (post-tax)	$ 522	$ 408	$ 442	$ 361	$ 10	$ 1,743
Income tax on core earnings (see above)	62	109	93	59	(30)	293
Core earnings (pre-tax)	$ 584	$ 517	$ 535	$ 420	$ (20)	$ 2,036

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	3Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 522	$ 408	$ 442	$ 361	$ 10	$ 1,743
CER adjustment[1]	5	–	6	4	–	15
Core earnings, CER basis (post-tax)	$ 527	$ 408	$ 448	$ 365	$ 10	$ 1,758
Income tax on core earnings, CER basis[2]	62	109	95	59	(30)	295
Core earnings, CER basis (pre-tax)	$ 589	$ 517	$ 543	$ 424	$ (20)	$ 2,053
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 390		$ 329			
CER adjustment US $[1]	(3)		–			
Core earnings, CER basis (post-tax), US $	$ 387		$ 329			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 3Q23.

Reconciliation of core earnings to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)		Asia		Canada		U.S.		Global WAM	Corporate and Other		Total
								2Q23			
Income (loss) before income taxes	$	345	$	312	$	220	$	362	$ 197	$	1,436
Income tax (expenses) recoveries											
Core earnings		(73)		(97)		(110)		(45)	18		(307)
Items excluded from core earnings		(18)		33		73		1	(47)		42
Income tax (expenses) recoveries		(91)		(64)		(37)		(44)	(29)		(265)
Net income (post-tax)		254		248		183		318	168		1,171
Less: Net income (post-tax) attributed to											
Non-controlling interests ("NCI")		25		–		–		1	–		26
Participating policyholders		99		21		–		–	–		120
Net income (loss) attributed to shareholders (post-tax)		130		227		183		317	168		1,025
Less: Items excluded from core earnings (post-tax)											
Market experience gains (losses)		(297)		(147)		(275)		(7)	156		(570)
Changes in actuarial methods and assumptions that flow directly through income		–		–		–		–	–		–
Restructuring charge		–		–		–		–	–		–
Reinsurance transactions, tax related items and other		(46)		–		–		4	–		(42)
Core earnings (post-tax)	$	473	$	374	$	458	$	320	$ 12	$	1,637
Income tax on core earnings (see above)		73		97		110		45	(18)		307
Core earnings (pre-tax)	$	546	$	471	$	568	$	365	$ (6)	$	1,944

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)		Asia		Canada		U.S.		Global WAM	Corporate and Other		Total
								2Q23			
Core earnings (post-tax)	$	473	$	374	$	458	$	320	$ 12	$	1,637
CER adjustment[1]		(5)		–		8		2	–		5
Core earnings, CER basis (post-tax)	$	468	$	374	$	466	$	322	$ 12	$	1,642
Income tax on core earnings, CER basis[2]		71		97		111		45	(17)		307
Core earnings, CER basis (pre-tax)	$	539	$	471	$	577	$	367	$ (5)	$	1,949
Core earnings (U.S. dollars) – Asia and U.S. segments											
Core earnings (post-tax)[3], US $	$	353			$	341					
CER adjustment US $[1]		(9)				–					
Core earnings, CER basis (post-tax), US $	$	344			$	341					

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 2Q23.

Reconciliation of core earnings to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 613	$ 423	$ 219	$ 345	$ 119	$ 1,719
Income tax (expenses) recoveries						
Core earnings	(68)	(85)	(86)	(45)	14	(270)
Items excluded from core earnings	(37)	(14)	53	(3)	(38)	(39)
Income tax (expenses) recoveries	(105)	(99)	(33)	(48)	(24)	(309)
Net income (post-tax)	508	324	186	297	95	1,410
Less: Net income (post-tax) attributed to						
Non-controlling interests ("NCI")	54	–	–	–	–	54
Participating policyholders	(65)	15	–	–	–	(50)
Net income (loss) attributed to shareholders (post-tax)	519	309	186	297	95	1,406
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	30	(44)	(166)	9	106	(65)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	–	–	(33)	1	(28)	(60)
Core earnings (post-tax)	$ 489	$ 353	$ 385	$ 287	$ 17	$ 1,531
Income tax on core earnings (see above)	68	85	86	45	(14)	270
Core earnings (pre-tax)	$ 557	$ 438	$ 471	$ 332	$ 3	$ 1,801

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	1Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 489	$ 353	$ 385	$ 287	$ 17	$ 1,531
CER adjustment[1]	(10)	–	3	1	–	(6)
Core earnings, CER basis (post-tax)	$ 479	$ 353	$ 388	$ 288	$ 17	$ 1,525
Income tax on core earnings, CER basis[2]	67	85	86	45	(14)	269
Core earnings, CER basis (pre-tax)	$ 546	$ 438	$ 474	$ 333	$ 3	$ 1,794
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 361		$ 285			
CER adjustment US $[1]	(9)		–			
Core earnings, CER basis (post-tax), US $	$ 352		$ 285			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q23.

Reconciliation of core earnings and transitional net income attributed to shareholders to net income attributed to shareholders

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$ 403	$ (37)	$ (68)	$ 461	$ (62)	$ 697
Income tax (expenses) recoveries						
Core earnings	(82)	(81)	(96)	(47)	71	(235)
Items excluded from core earnings	(21)	67	120	(13)	308	461
Income tax (expenses) recoveries	(103)	(14)	24	(60)	379	226
Net income (post-tax)	300	(51)	(44)	401	317	923
Less: Net income (post-tax) attributed to						
Non-controlling interests	32	–	–	–	1	33
Participating policyholders	(47)	22	–	–	–	(25)
Net income (loss) attributed to shareholders (post-tax)	315	(73)	(44)	401	316	915
IFRS 9 transitional impacts (post-tax)	178	193	(62)	–	4	313
Transitional net income (loss) attributed to shareholders (post-tax)	493	120	(106)	401	320	1,228
Less: Items excluded from core earnings (post-tax)						
Market experience gains (losses)	12	(136)	(514)	45	(62)	(655)
Changes in actuarial methods and assumptions that flow directly through income	–	–	–	–	–	–
Restructuring charge	–	–	–	–	–	–
Reinsurance transactions, tax related items and other	(15)	(40)	–	82	313	340
Core earnings (post-tax)	$ 496	$ 296	$ 408	$ 274	$ 69	$ 1,543
Income tax on core earnings (see above)	82	81	96	47	(71)	235
Core earnings (pre-tax)	$ 578	$ 377	$ 504	$ 321	$ (2)	$ 1,778

Core earnings, CER basis and U.S. dollars

(Canadian $ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	4Q22					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$ 496	$ 296	$ 408	$ 274	$ 69	$ 1,543
CER adjustment[1]	(1)	–	1	–	–	–
Core earnings, CER basis (post-tax)	$ 495	$ 296	$ 409	$ 274	$ 69	$ 1,543
Income tax on core earnings, CER basis[2]	81	82	95	48	(71)	235
Core earnings, CER basis (pre-tax)	$ 576	$ 378	$ 504	$ 322	$ (2)	$ 1,778
Core earnings (U.S. dollars) – Asia and U.S. segments						
Core earnings (post-tax)[3], US $	$ 365		$ 301			
CER adjustment US $[1]	(1)		–			
Core earnings, CER basis (post-tax), US $	$ 364		$ 301			

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[3] Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q22.

Segment core earnings by business line or geographic source

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

Asia

(US $ millions)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Hong Kong	$ 218	$ 190	$ 161	$ 159	$ 153	$ 728	$ 668
Japan	79	87	81	62	76	309	308
Asia Other[1]	119	119	119	137	126	494	419
International High Net Worth						72	75
Mainland China						49	29
Singapore						161	136
Vietnam						133	109
Other Emerging Markets[2]						79	70
Regional Office	(2)	(6)	(8)	3	10	(13)	(3)
Total Asia core earnings	$ 414	$ 390	$ 353	$ 361	$ 365	$ 1,518	$ 1,392

[1] Core earnings for Asia Other is reported by country annually, on a full year basis.
[2] Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

(US $ millions), CER basis[1]	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Hong Kong	$ 218	$ 190	$ 161	$ 159	$ 152	$ 728	$ 668
Japan	79	85	76	56	74	296	274
Asia Other[2]	119	118	115	134	128	486	414
International High Net Worth						72	75
Mainland China						47	27
Singapore						160	140
Vietnam						129	105
Other Emerging Markets[3]						78	67
Regional Office	(2)	(6)	(8)	3	10	(13)	(3)
Total Asia core earnings, CER basis	$ 414	$ 387	$ 344	$ 352	$ 364	$ 1,497	$ 1,353

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.
[2] Core earnings for Asia Other is reported by country annually, on a full year basis.
[3] Other Emerging Markets includes Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

Canada

(Canadian $ in millions)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Insurance	$ 258	$ 310	$ 276	$ 257	$ 206	$ 1,101	$ 984
Annuities	48	48	55	53	45	204	238
Manulife Bank	46	50	43	43	45	182	165
Total Canada core earnings	$ 352	$ 408	$ 374	$ 353	$ 296	$ 1,487	$ 1,387

U.S.

(US $ in millions)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
U.S. Insurance	$ 300	$ 283	$ 293	$ 257	$ 259	$ 1,133	$ 1,016
U.S. Annuities	49	46	48	28	42	171	186
Total U.S. core earnings	$ 349	$ 329	$ 341	$ 285	$ 301	$ 1,304	$ 1,202

Global WAM by business line

(Canadian $ in millions)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Retirement	$ 203	$ 192	$ 186	$ 164	$ 156	$ 745	$ 673
Retail	127	135	119	121	130	502	571
Institutional asset management	23	34	15	2	(12)	74	55
Total Global WAM core earnings	**$ 353**	**$ 361**	**$ 320**	**$ 287**	**$ 274**	**$ 1,321**	**$ 1,299**

(Canadian $ in millions), CER basis[1]	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Retirement	$ 203	$ 195	$ 187	$ 165	$ 155	$ 750	$ 697
Retail	127	136	120	121	130	504	583
Institutional asset management	23	34	15	2	(11)	74	59
Total Global WAM core earnings, CER basis	**$ 353**	**$ 365**	**$ 322**	**$ 288**	**$ 274**	**$ 1,328**	**$ 1,339**

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Global WAM by geographic source

(Canadian $ in millions)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Asia	$ 109	$ 108	$ 103	$ 84	$ 79	$ 404	$ 336
Canada	100	94	96	88	78	378	401
U.S.	144	159	121	115	117	539	562
Total Global WAM core earnings	**$ 353**	**$ 361**	**$ 320**	**$ 287**	**$ 274**	**$ 1,321**	**$ 1,299**

(Canadian $ in millions), CER basis[1]	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Asia	$ 109	$ 110	$ 104	$ 84	$ 80	$ 407	$ 350
Canada	100	94	96	88	78	378	401
U.S.	144	161	122	116	116	543	588
Total Global WAM core earnings, CER basis	**$ 353**	**$ 365**	**$ 322**	**$ 288**	**$ 274**	**$ 1,328**	**$ 1,339**

[1] Core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Core earnings available to common shareholders is a financial measure that is used in the calculation of core ROE and core EPS. It is calculated as core earnings (post-tax) less preferred share dividends.

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Core earnings	$ 1,773	$ 1,743	$ 1,637	$ 1,531	$ 1,543	$ 6,684	$ 5,801
Less: Preferred share dividends	(99)	(54)	(98)	(52)	(97)	(303)	(260)
Core earnings available to common shareholders	1,674	1,689	1,539	1,479	1,446	6,381	5,541
CER adjustment[1]	–	15	5	(6)	–	14	134
Core earnings available to common shareholders, CER basis	**$ 1,674**	**$ 1,704**	**$ 1,544**	**$ 1,473**	**$ 1,446**	**$ 6,395**	**$ 5,675**

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

Core ROE measures profitability using core earnings available to common shareholders as a percentage of the capital deployed to earn the core earnings. The Company calculates core ROE using average common shareholders' equity quarterly, as the average of common shareholders' equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders' equity for the year.

	Quarterly Results					Full Year Results	
($ millions, unless otherwise stated)	**4Q23**	3Q23	2Q23	1Q23	4Q22	**2023**	2022
Core earnings available to common shareholders	$ **1,674**	$ 1,689	$ 1,539	$ 1,479	$ 1,446	$ **6,381**	$ 5,541
Annualized core earnings available to common shareholders (post-tax)	$ **6,641**	$ 6,701	$ 6,173	$ 5,998	$ 5,737	$ **6,381**	$ 5,541
Average common shareholders' equity (see below)	$ **40,563**	$ 39,897	$ 39,881	$ 40,465	$ 40,667	$ **40,201**	$ 39,726
Core ROE (annualized) (%)	**16.4%**	16.8%	15.5%	14.8%	14.1%	**15.9%**	14.0%
Average common shareholders' equity							
Total shareholders' and other equity	$ **47,039**	$ 47,407	$ 45,707	$ 47,375	$ 46,876	$ **47,039**	$ 46,876
Less: Preferred shares and other equity	**6,660**	6,660	6,660	6,660	6,660	**6,660**	6,660
Common shareholders' equity	$ **40,379**	$ 40,747	$ 39,047	$ 40,715	$ 40,216	$ **40,379**	$ 40,216
Average common shareholders' equity	$ **40,563**	$ 39,897	$ 39,881	$ 40,465	$ 40,667	$ **40,201**	$ 39,726

Core EPS is equal to core earnings available to common shareholders divided by diluted weighted average common shares outstanding.

Core earnings related to strategic priorities

The Company measures its progress on certain strategic priorities using core earnings. These strategic priorities include core earnings from highest potential businesses, core earnings from Asia region, and core earnings from long-term care insurance ("LTC") and variable annuities ("VA") businesses. The core earnings for these businesses is calculated consistent with our definition of core earnings.

Highest potential businesses

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)	**2023**	2022
Core earnings highest potential businesses[1]	$ **4,039**	$ 3,556
Core earnings – All other businesses	**2,645**	2,245
Core earnings	**6,684**	5,801
Items excluded from core earnings	**(1,581)**	(2,303)
Net income (loss) attributed to shareholders / Transitional	$ **5,103**	$ 3,498
Less: IFRS 9 transitional impacts (post-tax)	**–**	5,431
Net income (loss) attributed to shareholders	$ **5,103**	$ (1,933)
Highest potential businesses core earnings contribution	**60%**	61%

[1] Includes core earnings from Asia and Global WAM segments, Canada Group Benefits, and behavioural insurance products.

Asia region

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)	**2023**	2022
Core earnings of Asia region[1]	$ **2,452**	$ 2,147
Core earnings – All other businesses	**4,232**	3,654
Core earnings	**6,684**	5,801
Items excluded from core earnings	**(1,581)**	(2,303)
Net income (loss) attributed to shareholders / Transitional	$ **5,103**	$ 3,498
Less: IFRS 9 transitional impacts (post-tax)	**–**	5,431
Net income (loss) attributed to shareholders	$ **5,103**	$ (1,933)
Asia region core earnings contribution	**37%**	37%

[1] Includes core earnings from Asia segment and Global WAM's business in Asia.

LTC and VA businesses

For the years ended December 31,

($ millions and post-tax, unless otherwise stated)	**2023**	2022
Core earnings of LTC & VA businesses[1]	**$ 821**	$ 932
Core earnings – All other businesses	**5,863**	4,869
Core earnings	**6,684**	5,801
Items excluded from core earnings	**(1,581)**	(2,303)
Net income (loss) attributed to shareholders / Transitional	**$ 5,103**	$ 3,498
Less: IFRS 9 transitional impacts (post-tax)	**–**	5,431
Net income (loss) attributed to shareholders	**$ 5,103**	$ (1,933)
LTC and VA core earnings contribution	**12%**	16%

[1] Includes core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.

The **effective tax rate on core earnings** is equal to income tax on core earnings divided by pre-tax core earnings. The **effective tax rate on transitional net income attributed to shareholders** is equal to income tax on transitional net income attributed to shareholders divided by pre-tax transitional net income attributed to shareholders.

Common share core dividend payout ratio is a ratio that measures the percentage of core earnings paid to common shareholders as dividends. It is calculated as dividends per common share divided by core EPS.

	Quarterly Results					**Full Year Results**	
	4Q23	3Q23	2Q23	1Q23	4Q22	**2023**	2022
Per share dividend	**$ 0.37**	$ 0.37	$ 0.37	$ 0.37	$ 0.33	**$ 1.46**	$ 1.32
Core EPS	**$ 0.92**	$ 0.92	$ 0.83	$ 0.79	$ 0.77	**$ 3.47**	$ 2.90
Common share core dividend payout ratio	**40%**	40%	44%	46%	43%	**42%**	46%

Drivers of Earnings ("DOE") is used to identify the primary sources of gains or losses in each reporting period. It is one of the key tools we use to understand and manage our business. The DOE has replaced the Source of Earnings that was disclosed under OSFI's Source of Earnings Disclosure (Life Insurance Companies) guideline. The DOE line items are comprised of amounts that have been included in our financial statements. The DOE shows the sources of net income (loss) attributed to shareholders and the core DOE shows the sources of core earnings and the items excluded from core earnings, reconciled to net income attributed to shareholders. We have included transitional non-GAAP financial measures for our 2022 comparative quarterly results. The elements of the core earnings view are described below:

Net Insurance Service Result represents the net income attributed to shareholders associated with providing insurance service to policyholders within the period. This includes lines attributed to core earnings including:

- **Expected earnings on insurance contracts** which includes the release of risk adjustment for expired non-financial risk, the CSM recognized for service provided and expected earnings on short-term PAA insurance business.
- **Impact of new insurance business** relates to income at initial recognition from new insurance contracts. Losses would occur if the group of new insurance contracts was onerous at initial recognition. If reinsurance contracts provide coverage for the direct insurance contracts, then the loss is offset by a corresponding gain on reinsurance contracts held.
- **Insurance experience gains (losses)** arise from items such as claims, persistency, and expenses, where the actual experience in the current period differs from the expected results assumed in the insurance and investment contract liabilities. Generally, this line would be driven by claims and expenses, as persistency experience relates to future service and would be offset by changes to the carrying amount of the contractual service margin unless the group is onerous, in which case the impact of persistency experience would be included in core earnings.
- **Other** represents pre-tax net income on residual items in the insurance result section.

Net Investment Result represents the net income attributed to shareholders associated with investment results within the period. Note that results associated with Global WAM and Manulife Bank are shown on separate DOE lines. However within the income statement, the results associated with these businesses would impact the total investment result. This section includes lines attributed to core earnings including:

- **Expected investment earnings**, which is the difference between expected asset returns and the associated finance income or expense from insurance contract liabilities, net of investment expenses.
- **Change in expected credit loss**, which is the gain or charge to net income attributed to shareholders for credit losses to bring the allowance for credit losses to a level management considers adequate for expected credit-related losses on its portfolio.
- **Expected earnings on surplus** reflects the expected investment return on surplus assets.
- **Other** represents pre-tax net income on residual items in the investment result section.

Global WAM is the pre-tax net income from the Global Wealth and Asset Management segment, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Manulife Bank is the pre-tax net income from Manulife Bank, adjusted for applicable items excluded from core earnings as noted in the core earnings (loss) section above.

Other represents net income associated with items outside of the net insurance service result, net investment result, Global WAM and Manulife Bank. Other includes lines attributed to core earnings such as:

*   **Non-directly attributable expenses** are expenses incurred by the Company which are not directly attributable to fulfilling insurance contracts. Non-directly attributable expenses excludes non-directly attributable investment expenses as they are included in the net investment result.
*   **Other** represents pre-tax net income on residual items in the Other section. Most notably this would include the cost of financing debt issued by Manulife.

Net income attributed to shareholders includes the following items excluded from core earnings:

*   **Market experience gains (losses)** related to items excluded from core earnings that relate to changes in market variables.
*   **Changes in actuarial methods and assumptions that flow directly through income** related to updates in the methods and assumptions used to value insurance contract liabilities.
*   **Restructuring charges** includes a charge taken to reorganize operations.
*   **Reinsurance transactions, tax-related items and other** include the impacts of new or changes to in-force reinsurance contracts, the impact of enacted or substantially enacted income tax rate changes and other amounts defined as items excluded from core earnings not specifically captured in the lines above.

All of the above items are discussed in more detail in our definition of items excluded from core earnings.

Drivers of Earnings ("DOE") – 2023

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2023					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 1,941	$ 1,193	$ 607	$ –	$ 236	$ 3,977
Net investment result	478	252	233	–	919	1,882
Global WAM	–	–	–	1,497	–	1,497
Manulife Bank	–	251	–	–	–	251
Other	(175)	(87)	(89)	–	(804)	(1,155)
Net income (loss) before income taxes	2,244	1,609	751	1,497	351	6,452
Income tax (expenses) recoveries	(440)	(373)	(112)	(198)	278	(845)
Net income (loss)	1,804	1,236	639	1,299	629	5,607
Less: Net income (loss) attributed to NCI	(141)	–	–	(2)	(1)	(144)
Less: Net income (loss) attributed to participating policyholders	(315)	(45)	–	–	–	(360)
Net income (loss) attributed to shareholders (post-tax)	$ 1,348	$ 1,191	$ 639	$ 1,297	$ 628	$ 5,103

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2023					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result—financial statements	$ 1,941	$ 1,193	$ 607	$ –	$ 236	$ 3,977
Less: Insurance service result attributed to:						
Items excluded from core earnings	–	19	(55)	–	(3)	(39)
NCI	87	–	–	–	1	88
Participating policyholders	308	107	–	–	–	415
Core net insurance result	$ 1,546	$ 1,067	$ 662	$ –	$ 238	$ 3,513
Core net insurance result, CER adjustment[1]	(3)	–	6	–	2	5
Core net insurance result, CER basis	$ 1,543	$ 1,067	$ 668	$ –	$ 240	$ 3,518
Total investment result reconciliation						
Total investment result per financial statements	$ 478	$ 1,717	$ 233	$ (946)	$ 1,476	$ 2,958
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(1,445)	–	946	–	(499)
Less: Consolidation adjustments[2]	–	–	–	–	(557)	(557)
Less: Other	–	(20)	–	–	–	(20)
Net investment result	478	252	233	–	919	1,882
Less: Net investment result attributed to:						
Items excluded from core earnings	(605)	(345)	(1,296)	–	298	(1,948)
NCI	92	–	–	–	–	92
Participating policyholders	74	(17)	–	–	–	57
Core net investment result	917	614	1,529	–	621	3,681
Core net investment result, CER adjustment[1]	(11)	–	13	–	–	2
Core net investment result, CER basis	$ 906	$ 614	$ 1,542	$ –	$ 621	$ 3,683
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	–	251	–	1,496	–	1,747
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	2	–	(29)	–	(27)
Core earnings in Manulife Bank and Global WAM	–	249	–	1,525	–	1,774
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	7	–	7
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 249	$ –	$ 1,532	$ –	$ 1,781

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 2023 (continued)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
			2023			
Other reconciliation						
Other revenue per financial statements	$ 67	$ 272	$ 79	$ 6,709	$ (381)	$ 6,746
General expenses per financial statements	(220)	(514)	(156)	(2,931)	(509)	(4,330)
Commission related to non-insurance contracts	(10)	(55)	3	(1,322)	39	(1,345)
Interest expense per financial statements	(12)	(1,004)	(15)	(13)	(510)	(1,554)
Total financial statements values included in Other	(175)	(1,301)	(89)	2,443	(1,361)	(483)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	1,194	–	(2,443)	–	(1,249)
Less: Consolidation adjustments[1]	–	–	–	–	557	557
Other	–	20	–	–	–	20
Other	(175)	(87)	(89)	–	(804)	(1,155)
Less: Other attributed to:						
Items excluded from core earnings	(7)	(2)	(59)	(2)	85	15
NCI	4	–	–	2	–	6
Participating policyholders	(2)	(12)	–	–	–	(14)
Add: Par earnings transfer to shareholders	34	8	–	–	–	42
Core Other	(136)	(65)	(30)	–	(889)	(1,120)
Core Other, CER adjustment[2]	2	–	(1)	–	–	1
Core Other, CER basis	$ (134)	$ (65)	$ (31)	$ –	$ (889)	$ (1,119)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (440)	$ (373)	$ (112)	$ (198)	$ 278	$ (845)
Less: Income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	(89)	30	290	7	179	417
NCI	(42)	–	–	(1)	–	(43)
Participating policyholders	(30)	(25)	–	–	–	(55)
Core income tax recoveries (expenses)	(279)	(378)	(402)	(204)	99	(1,164)
Core income tax recoveries (expenses), CER adjustment[2]	2	–	(3)	–	–	(1)
Core income tax recoveries (expenses), CER basis	$ (277)	$ (378)	$ (405)	$ (204)	$ 99	$ (1,165)
Net income (loss) before income taxes, CER basis[3]						
Net insurance service result	$ 1,940	$ 1,194	$ 611	$ –	$ 239	$ 3,984
Net investment result	484	252	235	–	919	1,890
Global WAM	–	–	–	1,502	–	1,502
Manulife Bank	–	251	–	–	–	251
Other	(174)	(87)	(90)	2	(805)	(1,154)
Net income (loss) before income taxes, CER basis	$ 2,250	$ 1,610	$ 756	$ 1,504	$ 353	$ 6,473

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 2022

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2022					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 1,554	$ 1,190	$ 533	$ –	$ (117)	$ 3,160
Transitional net investment result	(484)	380	1,272	–	(392)	776
Global WAM	–	–	–	1,291	–	1,291
Manulife Bank	–	215	–	–	–	215
Other	(275)	(85)	(52)	–	(847)	(1,259)
Transitional net income (loss) before income taxes	795	1,700	1,753	1,291	(1,356)	4,183
Transitional income tax (expenses) recoveries	(237)	(458)	(305)	(170)	441	(729)
Transitional net income (loss)	558	1,242	1,448	1,121	(915)	3,454
Less: Transitional net income (loss) attributed to NCI	(114)	–	–	–	(1)	(115)
Less: Transitional net income (loss) attributed to participating policyholders	203	(44)	–	–	–	159
Transitional net income (loss) attributed to shareholders (post-tax)	$ 647	$ 1,198	$ 1,448	$ 1,121	$ (916)	$ 3,498

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2022					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result—financial statements	$ 1,554	$ 1,190	$ 533	$ –	$ (117)	$ 3,160
Less: Insurance service result attributed to:						
Items excluded from core earnings	(34)	28	179	–	(2)	171
NCI	70	–	–	–	–	70
Participating policyholders	(73)	132	–	–	–	59
Core net insurance result	$ 1,591	$ 1,030	$ 354	$ –	$ (115)	$ 2,860
Core net insurance result, CER adjustment[1]	34	–	14	–	(6)	42
Core net insurance result, CER basis	$ 1,625	$ 1,030	$ 368	$ –	$ (121)	$ 2,902
Transitional net investment result reconciliation						
Total investment result per financial statements	$ (370)	$ (1,300)	$ (3,493)	$ (1,200)	$ (6)	$ (6,369)
IFRS 9 transitional impacts	(114)	2,667	4,765	–	4	7,322
Total including transitional impacts	(484)	1,367	1,272	(1,200)	(2)	953
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(977)	–	1,200	–	223
Less: Consolidation adjustments[2]	–	–	–	–	(390)	(390)
Less: Other	–	(10)	–	–	–	(10)
Transitional net investment result	$ (484)	$ 380	$ 1,272	$ –	$ (392)	$ 776
Less: Transitional net investment result attributed to:						
Items excluded from core earnings	(1,158)	(131)	(316)	–	(717)	(2,322)
NCI	51	–	–	–	–	51
Participating policyholders	(54)	(31)	–	–	–	(85)
Core net investment result	677	542	1,588	–	325	3,132
Core net investment result, CER adjustment[1]	3	–	72	–	–	75
Core net investment result, CER basis	$ 680	$ 542	$ 1,660	$ –	$ 325	$ 3,207
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ –	$ 215	$ –	$ 1,291	$ –	$ 1,506
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	(15)	–	(230)	–	(245)
Core earnings in Manulife Bank and Global WAM	$ –	$ 230	$ –	$ 1,521	$ –	$ 1,751
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	44	–	44
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 230	$ –	$ 1,565	$ –	$ 1,795

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 2022 (continued)

	2022					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Other reconciliation						
Other revenue per financial statements	$ 56	$ 262	$ 101	$ 6,391	$ (624)	$ 6,186
General expenses per financial statements	(303)	(518)	(140)	(2,583)	(187)	(3,731)
Commission related to non-insurance contracts	(15)	(55)	4	(1,310)	43	(1,333)
Interest expense per financial statements	(12)	(548)	(16)	(7)	(468)	(1,051)
Total financial statements values included in Other	(274)	(859)	(51)	2,491	(1,236)	71
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	762	–	(2,491)	–	(1,729)
Less: Consolidation adjustments[1]	–	–	–	–	389	389
Other	(1)	12	(1)	–	–	10
Other	(275)	(85)	(52)	–	(847)	(1,259)
Less: Other attributed to:						
Items excluded from core earnings	(29)	–	(17)	–	(258)	(304)
NCI	7	–	–	–	–	7
Participating policyholders	(14)	(1)	–	–	–	(15)
Add: Par earnings transfer to shareholders	46	4	–	–	–	50
Core Other	(193)	(80)	(35)	–	(589)	(897)
Core Other, CER adjustment[2]	(3)	–	(2)	–	1	(4)
Core Other, CER basis	$ (196)	$ (80)	$ (37)	$ –	$ (588)	$ (901)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (318)	$ 510	$ 695	$ (170)	$ 442	$ 1,159
IFRS 9 transitional impacts	81	(968)	(1,000)	–	(1)	(1,888)
Transitional income tax recoveries (expenses)	(237)	(458)	(305)	(170)	441	(729)
Less: Transitional income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	54	(71)	36	52	325	396
NCI	(12)	–	–	–	–	(12)
Participating policyholders	(16)	(52)	–	–	–	(68)
Core income tax recoveries (expenses)	(263)	(335)	(341)	(222)	116	(1,045)
Core income tax recoveries (expenses), CER adjustment[2]	(4)	–	(15)	(4)	–	(23)
Core income tax recoveries (expenses), CER basis	$ (267)	$ (335)	$ (356)	$ (226)	$ 116	$ (1,068)
Net income (loss) attributed to NCI	$ 120	$ –	$ –	$ –	$ 1	$ 121
IFRS 9 transitional impacts	(6)	–	–	–	–	(6)
Transitional net income (loss) to NCI	$ 114	$ –	$ –	$ –	$ 1	$ 115
Net income (loss) attributed to participating policyholders	$ (211)	$ 44	$ –	$ –	$ –	$ (167)
IFRS 9 transitional impacts	8	–	–	–	–	8
Transitional net income (loss) to participating policyholders	$ (203)	$ 44	$ –	$ –	$ –	$ (159)
Transitional net income (loss) before income taxes, CER basis[3]						
Net insurance service result	$ 1,572	$ 1,190	$ 560	$ –	$ (122)	$ 3,200
Net investment result	(466)	380	1,375	–	(391)	898
Global WAM	–	–	–	1,332	–	1,332
Manulife Bank	–	215	–	–	–	215
Other	(280)	(85)	(56)	–	(847)	(1,268)
Transitional net income (loss) before income taxes, CER basis	$ 826	$ 1,700	$ 1,879	$ 1,332	$ (1,360)	$ 4,377

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 4Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | 4Q23 | | | | | |
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 644	$ 306	$ 195	$ –	$ 91	$ 1,236
Net investment result	285	137	72	–	182	676
Global WAM	–	–	–	425	–	425
Manulife Bank	–	72	–	–	–	72
Other	(82)	(17)	(23)	(1)	(163)	(286)
Net income (loss) before income taxes	847	498	244	424	110	2,123
Income tax (expenses) recoveries	(109)	(116)	(46)	(58)	7	(322)
Net income (loss)	738	382	198	366	117	1,801
Less: Net income (loss) attributed to NCI	(37)	–	–	(1)	(1)	(39)
Less: Net income (loss) attributed to participating policyholders	(86)	(17)	–	–	–	(103)
Net income (loss) attributed to shareholders (post-tax)	$ 615	$ 365	$ 198	$ 365	$ 116	$ 1,659

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

| | 4Q23 | | | | | |
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result—financial statements	$ 644	$ 306	$ 195	$ –	$ 91	$ 1,236
Less: Insurance service result attributed to:						
Items excluded from core earnings	130	12	21	–	(2)	161
NCI	19	–	–	–	1	20
Participating policyholders	60	39	–	–	–	99
Core net insurance result	435	255	174	–	92	956
Core net insurance result, CER adjustment[1]	–	–	–	–	–	–
Core net insurance result, CER basis	$ 435	$ 255	$ 174	$ –	$ 92	$ 956
Total investment result reconciliation						
Total investment result per financial statements	$ 285	$ 511	$ 72	$ (139)	$ 344	$ 1,073
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(377)	–	139	–	(238)
Less: Consolidation adjustments[2]	–	–	–	–	(162)	(162)
Less: Other	–	3	–	–	–	3
Net investment result	285	137	72	–	182	676
Less: Net investment result attributed to:						
Items excluded from core earnings	(47)	9	(359)	–	39	(358)
NCI	37	–	–	–	–	37
Participating policyholders	50	(10)	–	–	–	40
Core net investment result	245	138	431	–	143	957
Core net investment result, CER adjustment[1]	–	–	–	–	–	–
Core net investment result, CER basis	$ 245	$ 138	$ 431	$ –	$ 143	$ 957
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ –	$ 72	$ –	$ 424	$ –	$ 496
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	8	–	16	–	24
Core earnings in Manulife Bank and Global WAM	–	64	–	408	–	472
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	–	–	–
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 64	$ –	$ 408	$ –	$ 472

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 4Q23 (continued)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
				4Q23		
Other reconciliation						
Other revenue per financial statements	$ (16)	$ 75	$ 8	$ 1,688	$ (36)	$ 1,719
General expenses per financial statements	(59)	(136)	(28)	(793)	(164)	(1,180)
Commission related to non-insurance contracts	(3)	(12)	1	(330)	9	(335)
Interest expense per financial statements	(4)	(246)	(4)	(2)	(134)	(390)
Total financial statements values included in Other	(82)	(319)	(23)	563	(325)	(186)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	305	–	(564)	–	(259)
Less: Consolidation adjustments[1]	–	–	–	–	162	162
Other	–	(3)	–	–	–	(3)
Other	(82)	(17)	(23)	(1)	(163)	(286)
Less: Other attributed to:						
Items excluded from core earnings	(26)	4	(5)	(2)	79	50
NCI	(2)	–	–	1	–	(1)
Participating policyholders	(4)	(1)	–	–	–	(5)
Add: Par earnings transfer to shareholders	10	2	–	–	–	12
Core Other	(40)	(18)	(18)	–	(242)	(318)
Core Other, CER adjustment[2]	–	–	–	–	–	–
Core Other, CER basis	$ (40)	$ (18)	$ (18)	$ –	$ (242)	$ (318)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (109)	$ (116)	$ (46)	$ (58)	$ 7	$ (322)
Less: Income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	(6)	(20)	67	(3)	(30)	8
NCI	(17)	–	–	–	–	(17)
Participating policyholders	(10)	(9)	–	–	–	(19)
Core income tax recoveries (expenses)	(76)	(87)	(113)	(55)	37	(294)
Core income tax recoveries (expenses), CER adjustment[2]	–	–	–	–	–	–
Core income tax recoveries (expenses), CER basis	$ (76)	$ (87)	$ (113)	$ (55)	$ 37	$ (294)
Net income (loss) before income taxes, CER basis[3]						
Net insurance service result	$ 644	$ 306	$ 195	$ –	$ 91	$ 1,236
Net investment result	285	137	72	–	182	676
Global WAM	–	–	–	425	–	425
Manulife Bank	–	72	–	–	–	72
Other	(82)	(17)	(23)	(1)	(163)	(286)
Net income (loss) before income taxes, CER basis	$ 847	$ 498	$ 244	$ 424	$ 110	$ 2,123

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 3Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		Asia		Canada		U.S.	Global WAM		Corporate and Other		Total
							3Q23				
Net insurance service result	$	467	$	366	$	108	$ –	$	64	$	1,005
Net investment result		4		(14)		(45)	–		142		87
Global WAM		–		–		–	365		–		365
Manulife Bank		–		55		–	–		–		55
Other		(32)		(31)		5	1		(281)		(338)
Net income (loss) before income taxes		439		376		68	366		(75)		1,174
Income tax (expenses) recoveries		(135)		(94)		4	(48)		324		51
Net income (loss)		304		282		72	318		249		1,225
Less: Net income (loss) attributed to NCI		(25)		–		–	–		–		(25)
Less: Net income (loss) attributed to participating policyholders		(195)		8		–	–		–		(187)
Net income (loss) attributed to shareholders (post-tax)	$	84	$	290	$	72	$ 318	$	249	$	1,013

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

		Asia		Canada		U.S.	Global WAM		Corporate and Other		Total
							3Q23				
Net insurance service result reconciliation											
Total insurance service result - financial statements	$	467	$	366	$	108	$ –	$	64	$	1,005
Less: Insurance service result attributed to:											
Items excluded from core earnings		(112)		11		(51)	–		(1)		(153)
NCI		15		–		–	–		–		15
Participating policyholders		177		21		–	–		–		198
Core net insurance result		387		334		159	–		65		945
Core net insurance result, CER adjustment[1]		4		–		2	–		1		7
Core net insurance result, CER basis	$	391	$	334	$	161	$ –	$	66	$	952
Total investment result reconciliation											
Total investment result per financial statements	$	4	$	389	$	(45)	$ (303)	$	273	$	318
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE		–		(380)		–	303		–		(77)
Less: Consolidation adjustments[2]		–		–		–	–		(131)		(131)
Less: Other		–		(23)		–	–		–		(23)
Net investment result		4		(14)		(45)	–		142		87
Less: Net investment result attributed to:											
Items excluded from core earnings		(274)		(130)		(418)	–		(5)		(827)
NCI		17		–		–	–		–		17
Participating policyholders		28		(21)		–	–		–		7
Core net investment result		233		137		373	–		147		890
Core net investment result, CER adjustment[1]		1		(1)		6	–		–		6
Core net investment result, CER basis	$	234	$	136	$	379	$ –	$	147	$	896
Manulife Bank and Global WAM by DOE line reconciliation											
Manulife Bank and Global WAM net income attributed to shareholders	$	–	$	55	$	–	$ 365	$	–	$	420
Less: Manulife Bank and Global WAM attributed to:											
Items excluded from core earnings		–		(11)		–	(55)		–		(66)
Core earnings in Manulife Bank and Global WAM		–		66		–	420		–		486
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]		–		–		–	4		–		4
Core earnings in Manulife Bank and Global WAM, CER basis	$	–	$	66	$	–	$ 424	$	–	$	490

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 3Q23 (continued)

					3Q23						
		Asia		Canada		U.S.		Global WAM	Corporate and Other		Total
Other reconciliation											
Other revenue per financial statements	$	26	$	53	$	31	$	1,709	$ (174)	$	1,645
General expenses per financial statements		(52)		(128)		(29)		(703)	(129)		(1,041)
Commission related to non-insurance contracts		(3)		(14)		6		(334)	9		(336)
Interest expense per financial statements		(3)		(290)		(3)		(1)	(119)		(416)
Total financial statements values included in Other		(32)		(379)		5		671	(413)		(148)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE		–		325		–		(670)	–		(345)
Less: Consolidation adjustments[1]		–		–		–		–	132		132
Other		–		23		–		–	–		23
Other		(32)		(31)		5		1	(281)		(338)
Less: Other attributed to:											
Items excluded from core earnings		5		(4)		2		–	(49)		(46)
NCI		2		–		–		1	–		3
Participating policyholders		3		(5)		–		–	–		(2)
Add: Par earnings transfer to shareholders		6		2		–		–	–		8
Core Other		(36)		(20)		3		–	(232)		(285)
Core Other, CER adjustment[2]		–		1		–		–	(1)		–
Core Other, CER basis	$	(36)	$	(19)	$	3	$	–	$ (233)	$	(285)
Income tax recoveries (expenses) reconciliation											
Income tax recoveries (expenses) per financial statements	$	(135)	$	(94)	$	4	$	(48)	$ 324	$	51
Less: Income tax recoveries (expenses) attributed to:											
Items excluded from core earnings		(58)		16		97		12	294		361
NCI		(9)		–		–		(1)	–		(10)
Participating policyholders		(6)		(1)		–		–	–		(7)
Core income tax recoveries (expenses)		(62)		(109)		(93)		(59)	30		(293)
Core income tax recoveries (expenses), CER adjustment[2]		–		–		(2)		–	–		(2)
Core income tax recoveries (expenses), CER basis	$	(62)	$	(109)	$	(95)	$	(59)	$ 30	$	(295)
Net income (loss) before income taxes, CER basis[3]											
Net insurance service result	$	473	$	366	$	109	$	–	$ 66	$	1,014
Net investment result		3		(14)		(45)		–	141		85
Global WAM		–		–		–		369	–		369
Manulife Bank		–		55		–		–	–		55
Other		(33)		(31)		6		–	(281)		(339)
Net income (loss) before income taxes, CER basis	$	443	$	376	$	70	$	369	$ (74)	$	1,184

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 2Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	2Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 460	$ 262	$ 131	$ –	$ 34	$ 887
Net investment result	(96)	12	105	–	351	372
Global WAM	–	–	–	362	–	362
Manulife Bank	–	59	–	–	–	59
Other	(19)	(21)	(16)	–	(188)	(244)
Net income (loss) before income taxes	345	312	220	362	197	1,436
Income tax (expenses) recoveries	(91)	(64)	(37)	(44)	(29)	(265)
Net income (loss)	254	248	183	318	168	1,171
Less: Net income (loss) attributed to NCI	(25)	–	–	(1)	–	(26)
Less: Net income (loss) attributed to participating policyholders	(99)	(21)	–	–	–	(120)
Net income (loss) attributed to shareholders (post-tax)	$ 130	$ 227	$ 183	$ 317	$ 168	$ 1,025

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	2Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 460	$ 262	$ 131	$ –	$ 34	$ 887
Less: Insurance service result attributed to:						
Items excluded from core earnings	(44)	(4)	(26)	–	1	(73)
NCI	13	–	–	–	–	13
Participating policyholders	122	21	–	–	–	143
Core net insurance result	369	245	157	–	33	804
Core net insurance result, CER adjustment[1]	(3)	(1)	4	–	1	1
Core net insurance result, CER basis	$ 366	$ 244	$ 161	$ –	$ 34	$ 805
Total investment result reconciliation						
Total investment result per financial statements	$ (96)	$ 354	$ 105	$ (244)	$ 478	$ 597
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(342)	–	244	–	(98)
Less: Consolidation adjustments[2]	–	–	–	–	(127)	(127)
Less: Other	–	–	–	–	–	–
Net investment result	(96)	12	105	–	351	372
Less: Net investment result attributed to:						
Items excluded from core earnings	(318)	(184)	(319)	–	183	(638)
NCI	14	–	–	–	–	14
Participating policyholders	(7)	14	–	–	–	7
Core net investment result	215	182	424	–	168	989
Core net investment result, CER adjustment[1]	(5)	1	5	–	–	1
Core net investment result, CER basis	$ 210	$ 183	$ 429	$ –	$ 168	$ 990
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ –	$ 59	$ –	$ 362	$ –	$ 421
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	–	–	(3)	–	(3)
Core earnings in Manulife Bank and Global WAM	–	59	–	365	–	424
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	2	–	2
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 59	$ –	$ 367	$ –	$ 426

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 2Q23 (continued)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
						2Q23
Other reconciliation						
Other revenue per financial statements	$ 47	$ 72	$ 16	$ 1,647	$ (91)	$ 1,691
General expenses per financial statements	(61)	(127)	(25)	(709)	(101)	(1,023)
Commission related to non-insurance contracts	(2)	(13)	(3)	(329)	11	(336)
Interest expense per financial statements	(3)	(236)	(4)	(5)	(133)	(381)
Total financial statements values included in Other	(19)	(304)	(16)	604	(314)	(49)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	283	–	(604)	–	(321)
Less: Consolidation adjustments[1]	–	–	–	–	126	126
Other	–	–	–	–	–	–
Other	(19)	(21)	(16)	–	(188)	(244)
Less: Other attributed to:						
Items excluded from core earnings	23	(1)	(3)	–	19	38
NCI	4	–	–	–	–	4
Participating policyholders	1	(3)	–	–	–	(2)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(38)	(15)	(13)	–	(207)	(273)
Core Other, CER adjustment[2]	1	–	–	–	–	1
Core Other, CER basis	$ (37)	$ (15)	$ (13)	$ –	$ (207)	$ (272)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (91)	$ (64)	$ (37)	$ (44)	$ (29)	$ (265)
Less: Income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	(4)	42	73	1	(47)	65
NCI	(6)	–	–	–	–	(6)
Participating policyholders	(8)	(9)	–	–	–	(17)
Core income tax recoveries (expenses)	(73)	(97)	(110)	(45)	18	(307)
Core income tax recoveries (expenses), CER adjustment[2]	2	–	(1)	–	(1)	–
Core income tax recoveries (expenses), CER basis	$ (71)	$ (97)	$ (111)	$ (45)	$ 17	$ (307)
Net income (loss) before income taxes, CER basis [3]						
Net insurance service result	$ 457	$ 262	$ 134	$ –	$ 34	$ 887
Net investment result	(81)	12	106	–	352	389
Global WAM	–	–	–	364	–	364
Manulife Bank	–	59	–	–	–	59
Other	(19)	(21)	(17)	–	(188)	(245)
Net income (loss) before income taxes, CER basis	$ 357	$ 312	$ 223	$ 364	$ 198	$ 1,454

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 1Q23

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 370	$ 259	$ 173	$ –	$ 47	$ 849
Net investment result	285	117	101	–	244	747
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(42)	(18)	(55)	–	(172)	(287)
Net income (loss) before income taxes	613	423	219	345	119	1,719
Income tax (expenses) recoveries	(105)	(99)	(33)	(48)	(24)	(309)
Net income (loss)	508	324	186	297	95	1,410
Less: Net income (loss) attributed to NCI	(54)	–	–	–	–	(54)
Less: Net income (loss) attributed to participating policyholders	65	(15)	–	–	–	50
Net income (loss) attributed to shareholders (post-tax)	$ 519	$ 309	$ 186	$ 297	$ 95	$ 1,406

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	1Q23					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result - financial statements	$ 370	$ 259	$ 173	$ –	$ 47	$ 849
Less: Insurance service result attributed to:						
Items excluded from core earnings	26	–	1	–	(1)	26
NCI	40	–	–	–	–	40
Participating policyholders	(51)	26	–	–	–	(25)
Core net insurance result	355	233	172	–	48	808
Core net insurance result, CER adjustment[1]	(5)	1	–	–	–	(4)
Core net insurance result, CER basis	$ 350	$ 234	$ 172	$ –	$ 48	$ 804
Total investment result reconciliation						
Total investment result per financial statements	$ 285	$ 463	$ 101	$ (260)	$ 381	$ 970
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(346)	–	260	–	(86)
Less: Consolidation adjustments[2]	–	–	–	–	(137)	(137)
Less: Other	–	–	–	–	–	–
Net investment result	285	117	101	–	244	747
Less: Net investment result attributed to:						
Items excluded from core earnings	34	(40)	(200)	–	81	(125)
NCI	24	–	–	–	–	24
Participating policyholders	3	–	–	–	–	3
Core net investment result	224	157	301	–	163	845
Core net investment result, CER adjustment[1]	(8)	–	2	–	1	(5)
Core net investment result, CER basis	$ 216	$ 157	$ 303	$ –	$ 164	$ 840
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ –	$ 65	$ –	$ 345	$ –	$ 410
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	5	–	13	–	18
Core earnings in Manulife Bank and Global WAM	–	60	–	332	–	392
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	1	–	1
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 60	$ –	$ 333	$ –	$ 393

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 1Q23 (continued)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
				1Q23		
Other reconciliation						
Other revenue per financial statements	$ 10	$ 72	$ 24	$ 1,665	$ (80)	$ 1,691
General expenses per financial statements	(48)	(123)	(74)	(726)	(115)	(1,086)
Commission related to non-insurance contracts	(2)	(16)	(1)	(329)	10	(338)
Interest expense per financial statements	(2)	(232)	(4)	(5)	(124)	(367)
Total financial statements values included in Other	(42)	(299)	(55)	605	(309)	(100)
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	281	–	(605)	–	(324)
Less: Consolidation adjustments[1]	–	–	–	–	137	137
Other	–	–	–	–	–	–
Other	(42)	(18)	(55)	–	(172)	(287)
Less: Other attributed to:						
Items excluded from core earnings	(9)	(1)	(53)	–	36	(27)
NCI	–	–	–	–	–	–
Participating policyholders	(2)	(3)	–	–	–	(5)
Add: Par earnings transfer to shareholders	9	2	–	–	–	11
Core Other	(22)	(12)	(2)	–	(208)	(244)
Core Other, CER adjustment[2]	2	(1)	1	–	(1)	1
Core Other, CER basis	$ (20)	$ (13)	$ (1)	$ –	$ (209)	$ (243)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (105)	$ (99)	$ (33)	$ (48)	$ (24)	$ (309)
Less: Income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	(21)	(8)	53	(3)	(38)	(17)
NCI	(10)	–	–	–	–	(10)
Participating policyholders	(6)	(6)	–	–	–	(12)
Core income tax recoveries (expenses)	(68)	(85)	(86)	(45)	14	(270)
Core income tax recoveries (expenses), CER adjustment[2]	1	–	–	–	–	1
Core income tax recoveries (expenses), CER basis	$ (67)	$ (85)	$ (86)	$ (45)	$ 14	$ (269)
Net income (loss) before income taxes, CER basis[3]						
Net insurance service result	$ 365	$ 259	$ 174	$ –	$ 48	$ 846
Net investment result	278	117	101	–	244	740
Global WAM	–	–	–	345	–	345
Manulife Bank	–	65	–	–	–	65
Other	(41)	(18)	(54)	–	(173)	(286)
Net income (loss) before income taxes, CER basis	$ 602	$ 423	$ 221	$ 345	$ 119	$ 1,710

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.
[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Drivers of Earnings ("DOE") – 4Q22

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q22					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result	$ 485	$ 301	$ 126	$ –	$ 49	$ 961
Transitional net investment result	169	(69)	(259)	–	62	(97)
Global WAM	–	–	–	461	–	461
Manulife Bank	–	72	–	–	–	72
Other	(39)	(27)	(15)	–	(167)	(248)
Transitional net income (loss) before income taxes	615	277	(148)	461	(56)	1,149
Transitional income tax (expenses) recoveries	(122)	(135)	42	(60)	377	102
Transitional net income (loss)	493	142	(106)	401	321	1,251
Less: Transitional net income (loss) attributed to NCI	(34)	–	–	–	(1)	(35)
Less: Transitional net income (loss) attributed to participating policyholders	34	(22)	–	–	–	12
Transitional net income (loss) attributed to shareholders (post-tax)	$ 493	$ 120	$ (106)	$ 401	$ 320	$ 1,228

Reconciliations of DOE line items to the consolidated financial statements and DOE presentation

	4Q22					
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Net insurance service result reconciliation						
Total insurance service result—financial statements	$ 485	$ 301	$ 126	$ –	$ 49	$ 961
Less: Insurance service result attributed to:						
Items excluded from core earnings	69	1	10	–	(1)	79
NCI	18	–	–	–	–	18
Participating policyholders	15	84	–	–	–	99
Core net insurance result	383	216	116	–	50	765
Core net insurance result, CER adjustment[1]	1	–	–	–	(1)	–
Core net insurance result, CER basis	$ 384	$ 216	$ 116	$ –	$ 49	$ 765
Transitional net investment result reconciliation						
Total investment result per financial statements	$ (45)	$ (60)	$ (179)	$ (149)	$ 157	$ (276)
IFRS 9 transitional impacts	214	312	(80)	–	7	453
Total including transitional impacts	169	252	(259)	(149)	164	177
Less: Reclassify net investment result in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	(324)	–	149	–	(175)
Less: Consolidation adjustments[2]	–	–	–	–	(102)	(102)
Less: Other	–	3	–	–	–	3
Transitional net investment result	169	(69)	(259)	–	62	(97)
Less: Transitional net investment result attributed to:						
Items excluded from core earnings	(54)	(189)	(662)	–	(75)	(980)
NCI	31	–	–	–	–	31
Participating policyholders	(15)	(2)	–	–	–	(17)
Core net investment result	207	122	403	–	137	869
Core net investment result, CER adjustment[1]	(2)	1	1	–	–	–
Core net investment result, CER basis	$ 205	$ 123	$ 404	$ –	$ 137	$ 869
Manulife Bank and Global WAM by DOE line reconciliation						
Manulife Bank and Global WAM net income attributed to shareholders	$ –	$ 72	$ –	$ 461	$ –	$ 533
Less: Manulife Bank and Global WAM attributed to:						
Items excluded from core earnings	–	5	–	140	–	145
Core earnings in Manulife Bank and Global WAM	–	67	–	321	–	388
Core earnings in Manulife Bank and Global WAM, CER adjustment[1]	–	–	–	1	–	1
Core earnings in Manulife Bank and Global WAM, CER basis	$ –	$ 67	$ –	$ 322	$ –	$ 389

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

Drivers of Earnings ("DOE") – 4Q22 (continued)

	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
						4Q22
Other reconciliation						
Other revenue per financial statements	$ 15	$ 67	$ 17	$ 1,646	$ (74)	$ 1,671
General expenses per financial statements	(42)	(135)	(29)	(715)	(81)	(1,002)
Commission related to non-insurance contracts	(3)	(14)	2	(316)	11	(320)
Interest expense per financial statements	(8)	(196)	(4)	(5)	(124)	(337)
Total financial statements values included in Other	(38)	(278)	(14)	610	(268)	12
Less: Reclassify Other in each of Manulife Bank in Canada and Global WAM to its own line of the DOE	–	252	–	(610)	–	(358)
Less: Consolidation adjustments[1]	–	–	–	–	101	101
Other	(1)	(1)	(1)	–	–	(3)
Other	(39)	(27)	(15)	–	(167)	(248)
Less: Other attributed to:						
Items excluded from core earnings	–	–	–	–	22	22
NCI	–	–	–	–	–	–
Participating policyholders	(7)	(1)	–	–	–	(8)
Add: Par earnings transfer to shareholders	20	(2)	–	–	–	18
Core Other	(12)	(28)	(15)	–	(189)	(244)
Core Other, CER adjustment[2]	(1)	–	(1)	–	1	(1)
Core Other, CER basis	$ (13)	$ (28)	$ (16)	$ –	$ (188)	$ (245)
Income tax recoveries (expenses) reconciliation						
Income tax recoveries (expenses) per financial statements	$ (102)	$ (14)	$ 23	$ (60)	$ 379	$ 226
IFRS 9 transitional impacts	(20)	(121)	19	–	(2)	(124)
Transitional income tax recoveries (expenses)	(122)	(135)	42	(60)	377	102
Less: Transitional income tax recoveries (expenses) attributed to:						
Items excluded from core earnings	(18)	6	138	(13)	306	419
NCI	(13)	–	–	–	–	(13)
Participating policyholders	(9)	(60)	–	–	–	(69)
Core income tax recoveries (expenses)	(82)	(81)	(96)	(47)	71	(235)
Core income tax recoveries (expenses), CER adjustment[2]	1	(1)	1	(1)	–	–
Core income tax recoveries (expenses), CER basis	$ (81)	$ (82)	$ (95)	$ (48)	$ 71	$ (235)
Net income (loss) attributed to NCI	$ 32	$ –	$ –	$ –	$ 1	$ 33
IFRS 9 transitional impacts	2	–	–	–	–	2
Transitional net income (loss) to NCI	$ 34	$ –	$ –	$ –	$ 1	$ 35
Net income (loss) attributed to participating policyholders	$ (47)	$ 22	$ –	$ –	$ –	$ (25)
IFRS 9 transitional impacts	13	–	–	–	–	13
Transitional net income (loss) to participating policyholders	$ (34)	$ 22	$ –	$ –	$ –	$ (12)
Transitional net income (loss) before income taxes, CER basis[3]						
Net insurance service result	$ 487	$ 301	$ 127	$ –	$ 49	$ 964
Net investment result	166	(69)	(260)	–	62	(101)
Global WAM	–	–	–	458	–	458
Manulife Bank	–	72	–	–	–	72
Other	(41)	(27)	(16)	–	(167)	(251)
Transitional net income (loss) before income taxes, CER basis	$ 612	$ 277	$ (149)	$ 458	$ (56)	$ 1,142

[1] Consolidation adjustments in Other DOE line reclassified to net investment result DOE line.

[2] The impact of updating foreign exchange rates to that which was used in 4Q23.

[3] DOE on a CER basis adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

The **contractual service margin ("CSM")** is a liability that represents future unearned profits on insurance contracts written. It is a component of our insurance and reinsurance contract liabilities on our Statement of Financial Position. Organic and inorganic changes in CSM include amounts attributed to participating shareholders and non-controlling interests. **CSM growth** is the percentage change in the CSM net of NCI compared with a prior period on a constant exchange rate basis.

Changes in CSM that are classified as organic include the following impacts:
- **Impact of new business** is the impact on CSM from insurance contracts initially recognized in the period and includes acquisition expense related gains (losses) which impact the CSM in the period. It excludes the impact on CSM from entering into new in-force reinsurance contracts which would generally be considered a management action;
- **Expected movement related to finance income or expenses** includes interest accreted on the CSM during the period and the expected change in the CSM on VFA contracts if returns are as expected;
- **CSM recognized for service provided** is the portion of the CSM that is recognized in net income for service provided in the period; and
- **Insurance experience gains (losses) and other** is primarily the change in the CSM balance from experience variances that relate to future periods. This includes persistency experience and changes in future period cash flows caused by other current period experience.

Changes in CSM that are classified as inorganic include:
- **Changes in actuarial methods and assumptions that adjust the CSM**;
- **Effect of movement in exchange rates** over the reporting period;
- **Impact of markets**; and
- **Reinsurance transactions, tax-related and other items** that reflects the impact related to future cash flows from items such as gains or losses on disposition of a business, the impact of enacted or substantially enacted income tax rate changes, material one-time only adjustments that are exceptional in nature and other amounts not specifically captured in the previous inorganic items.

Post-tax CSM is used in the definition of financial leverage ratio and consolidated capital and is calculated as the CSM adjusted for the marginal income tax rate in the jurisdictions that report a CSM balance. **Post-tax CSM net of NCI** is used in the adjusted book value per share calculation and is calculated as the CSM excluding non-controlling interests adjusted for the marginal income tax rate in the jurisdictions that report this balance.

New business CSM is the impact of new business defined above, excluding CSM attributed to non-controlling interests. **New business CSM growth** is the percentage change in the New business CSM net of NCI compared with a prior period on a constant exchange rate basis.

CSM and post-tax CSM information

($ millions and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022
CSM	$ 21,301	$ 18,149	$ 18,103	$ 18,200	$ 17,977
Less: CSM for NCI	(861)	(780)	(680)	(733)	(694)
CSM, net of NCI	**$ 20,440**	**$ 17,369**	**$ 17,423**	**$ 17,467**	**$ 17,283**
CER adjustment[1]	380	116	324	(171)	(138)
CSM, net of NCI, CER basis	**$ 20,820**	**$ 17,485**	**$ 17,747**	**$ 17,296**	**$ 17,145**
CSM by segment					
Asia	$ 12,617	$ 10,030	$ 9,630	$ 9,678	$ 9,420
Asia NCI	861	780	680	733	694
Canada	4,060	3,662	3,656	3,659	3,675
U.S.	3,738	3,651	4,106	4,080	4,136
Corporate and Other	25	26	31	50	52
CSM	**$ 21,301**	**$ 18,149**	**$ 18,103**	**$ 18,200**	**$ 17,977**
CSM, CER adjustment[1]					
Asia	$ 269	$ 100	$ 207	$ (195)	$ (157)
Asia NCI	12	12	22	(33)	(23)
Canada	–	–	–	–	–
U.S.	110	16	117	24	19
Corporate and Other	–	–	–	–	–
Total	**$ 391**	**$ 128**	**$ 346**	**$ (204)**	**$ (161)**
CSM, CER basis					
Asia	$ 12,886	$ 10,130	$ 9,837	$ 9,483	$ 9,263
Asia NCI	873	792	702	700	671
Canada	4,060	3,662	3,656	3,659	3,675
U.S.	3,848	3,667	4,223	4,104	4,155
Corporate and Other	25	26	31	50	52
Total CSM, CER basis	**$ 21,692**	**$ 18,277**	**$ 18,449**	**$ 17,996**	**$ 17,816**
Post-tax CSM					
CSM	$ 21,301	$ 18,149	$ 18,103	$ 18,200	$ 17,977
Marginal tax rate on CSM	(2,798)	(2,474)	(2,645)	(2,724)	(2,726)
Post-tax CSM	**$ 18,503**	**$ 15,675**	**$ 15,458**	**$ 15,476**	**$ 15,251**
CSM, net of NCI	$ 20,440	$ 17,369	$ 17,423	$ 17,467	$ 17,283
Marginal tax rate on CSM net of NCI	(2,692)	(2,377)	(2,546)	(2,617)	(2,624)
Post-tax CSM net of NCI	**$ 17,748**	**$ 14,992**	**$ 14,877**	**$ 14,850**	**$ 14,659**

[1] The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 4Q23.

New business CSM detail, CER basis

($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
New business CSM, net of NCI							
Hong Kong	$ 199	$ 167	$ 191	$ 119	$ 110	$ 676	$ 437
Japan	42	29	19	36	28	126	140
Asia Other	173	206	222	146	186	747	732
International High Net Worth						*231*	*197*
Mainland China						*138*	*12*
Singapore						*244*	*189*
Vietnam						*87*	*305*
Other Emerging Markets						*47*	*29*
Asia	414	402	432	301	324	1,549	1,309
Canada	70	51	57	46	47	224	199
U.S.	142	54	103	95	71	394	387
Total new business CSM net of NCI	626	507	592	442	442	2,167	1,895
Asia NCI	39	46	38	19	–	142	20
Total impact of new insurance business in CSM	$ 665	$ 553	$ 630	$ 461	$ 442	$ 2,309	$ 1,915
New business CSM, net of NCI, CER adjustment[(1),(2)]							
Hong Kong	$ –	$ 3	$ 3	$ 1	$ –	$ 7	$ 20
Japan	–	(1)	(1)	(3)	(1)	(5)	(10)
Asia Other	–	5	(1)	(3)	2	1	22
International High Net Worth						*3*	*7*
Mainland China						*–*	*–*
Singapore						*2*	*13*
Vietnam						*(2)*	*3*
Other Emerging Markets						*(2)*	*(1)*
Asia	–	7	1	(5)	1	3	32
Canada	–	–	–	–	–	–	–
U.S.	–	1	1	1	–	3	20
Total new business CSM net of NCI	–	8	2	(4)	1	6	52
Asia NCI	–	–	–	(1)	(1)	(1)	(1)
Total impact of new insurance business in CSM	$ –	$ 8	$ 2	$ (5)	$ –	$ 5	$ 51
New business CSM net of NCI, CER basis							
Hong Kong	$ 199	$ 170	$ 194	$ 120	$ 110	$ 683	$ 457
Japan	42	28	18	33	27	121	130
Asia Other	173	211	221	143	188	748	754
International High Net Worth						*234*	*204*
Mainland China						*138*	*12*
Singapore						*246*	*202*
Vietnam						*85*	*308*
Other Emerging Markets						*45*	*28*
Asia	414	409	433	296	325	1,552	1,341
Canada	70	51	57	46	47	224	199
U.S.	142	55	104	96	71	397	407
Total new business CSM net of NCI, CER basis	626	515	594	438	443	2,173	1,947
Asia NCI, CER basis	39	46	38	18	(1)	141	19
Total impact of new insurance business in CSM, CER basis	$ 665	$ 561	$ 632	$ 456	$ 442	$ 2,314	$ 1,966

[(1)] The impact of updating foreign exchange rates to that which was used in 4Q23.
[(2)] New business CSM for Asia Other is reported by country annually, on a full year basis. Other Emerging Markets within Asia Other include Indonesia, the Philippines, Malaysia, Thailand, Cambodia and Myanmar.

The Company also uses financial performance measures that are prepared on a **constant exchange rate basis**, which exclude the impact of currency fluctuations (from local currency to Canadian dollars at a total Company level and from local currency to U.S. dollars in Asia). Such financial measures may be stated on a constant exchange rate basis or the percentage growth/decline in the financial measure on a constant exchange rate basis, using the income statement and balance sheet exchange rates effective for the fourth quarter of 2023.

Information supporting constant exchange rate basis for GAAP and non-GAAP financial measures is presented below and throughout this section.

Basic EPS and diluted EPS, CER basis is equal to common shareholders' net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively.

General expenses, CER basis

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	**2023**	2022
General expenses	$ **1,180**	$ 1,042	$ 1,022	$ 1,086	$ 1,002	$ **4,330**	$ 3,731
CER adjustment[1]	**–**	9	8	3	4	**20**	100
General expenses, CER basis	$ **1,180**	$ 1,051	$ 1,030	$ 1,089	$ 1,006	$ **4,350**	$ 3,831

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

Net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Net income (loss) attributed to shareholders:							
Asia	$ 615	$ 84	$ 130	$ 519	$ 315	$ 1,348	$ 683
Canada	365	290	227	309	(73)	1,191	(503)
U.S.	198	72	183	186	(44)	639	(2,316)
Global WAM	365	318	317	297	401	1,297	1,121
Corporate and Other	116	249	168	95	316	628	(918)
Total net income (loss) attributed to shareholders	1,659	1,013	1,025	1,406	915	5,103	(1,933)
Preferred share dividends and other equity distributions	(99)	(54)	(98)	(52)	(97)	(303)	(260)
Common shareholders' net income (loss)	$ 1,560	$ 959	$ 927	$ 1,354	$ 818	$ 4,800	$ (2,193)
CER adjustment[1]							
Asia	$ –	$ 2	$ 13	$ 1	$ 19	$ 16	$ 274
Canada	–	1	1	(2)	(2)	–	78
U.S.	–	–	11	1	(2)	12	(160)
Global WAM	–	4	4	–	(1)	8	16
Corporate and Other	–	(7)	(9)	(1)	(11)	(17)	(86)
Total net income (loss) attributed to shareholders	–	–	20	(1)	3	19	122
Preferred share dividends and other equity distributions	–	–	–	–	–	–	–
Common shareholders' net income (loss)	$ –	$ –	$ 20	$ (1)	$ 3	$ 19	$ 122
Net income (loss) attributed to shareholders, CER basis							
Asia	$ 615	$ 86	$ 143	$ 520	$ 334	$ 1,364	$ 957
Canada	365	291	228	307	(75)	1,191	(425)
U.S.	198	72	194	187	(46)	651	(2,476)
Global WAM	365	322	321	297	400	1,305	1,137
Corporate and Other	116	242	159	94	305	611	(1,004)
Total net income (loss) attributed to shareholders, CER basis	1,659	1,013	1,045	1,405	918	5,122	(1,811)
Preferred share dividends and other equity distributions, CER basis	(99)	(54)	(98)	(52)	(97)	(303)	(260)
Common shareholders' net income (loss), CER basis	$ 1,560	$ 959	$ 947	$ 1,353	$ 821	$ 4,819	$ (2,071)
Asia net income attributed to shareholders, U.S. dollars							
Asia net income (loss) attributed to shareholders, US $[2]	$ 452	$ 63	$ 96	$ 384	$ 231	$ 995	$ 516
CER adjustment, US $[1]	–	–	9	(2)	14	7	186
Asia net income (loss) attributed to shareholders, U.S. $, CER basis[1]	$ 452	$ 63	$ 105	$ 382	$ 245	$ 1,002	$ 702
Net income (loss) attributed to shareholders (pre-tax)							
Net income (loss) attributed to shareholders (post-tax)	$ 1,659	$ 1,013	$ 1,025	$ 1,406	$ 915	$ 5,103	$ (1,933)
Tax on net income attributed to shareholders	288	(67)	242	287	(307)	750	(1,241)
Net income (loss) attributed to shareholders (pre-tax)	1,947	946	1,267	1,693	608	5,853	(3,174)
CER adjustment[1]	–	7	21	(9)	4	19	(110)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$ 1,947	$ 953	$ 1,288	$ 1,684	$ 612	$ 5,872	$ (3,284)

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

[2] Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Transitional net income financial measures on a CER basis

($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

		Quarterly Results				Full Year Results
		4Q22	3Q22	2Q22	1Q22	2022
Transitional net income (loss) attributed to shareholders:						
Asia	$	493	$ 176	$ (227)	$ 205	$ 647
Canada		120	481	271	326	1,198
U.S.		(106)	314	355	885	1,448
Global WAM		401	287	150	283	1,121
Corporate and Other		320	(481)	(381)	(374)	(916)
Total transitional net income (loss) attributed to shareholders		1,228	777	168	1,325	3,498
Preferred share dividends and other equity distributions		(97)	(51)	(60)	(52)	(260)
Common shareholders' transitional net income (loss)	$	1,131	$ 726	$ 108	$ 1,273	$ 3,238
CER adjustment[1]						
Asia	$	14	$ 32	$ 34	$ 62	$ 142
Canada		(3)	13	7	12	29
U.S.		(2)	16	(4)	58	68
Global WAM		(1)	8	2	8	17
Corporate and Other		(10)	(23)	(22)	(31)	(86)
Total CER adjustment–transitional net income attributed to shareholders		(2)	46	17	109	170
Preferred share dividends and other equity distributions		–	–	–	–	–
Common shareholders' transitional net income (loss)	$	(2)	$ 46	$ 17	$ 109	$ 170
Transitional net income (loss) attributed to shareholders, CER basis						
Asia	$	507	$ 208	$ (193)	$ 267	$ 789
Canada		117	494	278	338	1,227
U.S.		(108)	330	351	943	1,516
Global WAM		400	295	152	291	1,138
Corporate and Other		310	(504)	(403)	(405)	(1,002)
Total transitional net income (loss) attributed to shareholders, CER basis		1,226	823	185	1,434	3,668
Preferred share dividends and other equity distributions, CER basis		(97)	(51)	(60)	(52)	(260)
Common shareholders' net income (loss), CER basis	$	1,129	$ 772	$ 125	$ 1,382	$ 3,408
Asia transitional net income attributed to shareholders, U.S. dollars						
Asia transitional net income (loss) attributed to shareholders, US $[2]	$	363	$ 134	$ (177)	$ 161	$ 481
CER adjustment, US $[1]		9	19	35	35	98
Asia transitional net income (loss) attributed to shareholders, U.S. $, CER basis[1]	$	372	$ 153	$ (142)	$ 196	$ 579
Transitional net income (loss) attributed to shareholders (pre-tax)						
Transitional net income (loss) attributed to shareholders (post-tax)	$	1,228	$ 777	$ 168	$ 1,325	$ 3,498
Tax on transitional net income attributed to shareholders		(184)	200	230	403	649
Transitional net income (loss) attributed to shareholders (pre-tax)		1,044	977	398	1,728	4,147
CER adjustment[1]		(6)	29	62	121	206
Transitional net income (loss) attributed to shareholders (pre-tax), CER basis	$	1,038	$ 1,006	$ 460	$ 1,849	$ 4,353

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.

[2] Asia transitional net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.

Transitional ROE measures profitability in 2022 using common shareholders' transitional net income (loss) as a percentage of capital deployed to earn that income. The Company calculates transitional ROE using average common shareholders' equity quarterly, as the average of common shareholders' equity at the start and end of the quarter, and annually, as the average of the quarterly average common shareholders' equity for the year. Transitional ROE is a temporary measure and will only be reported for 2022 comparative periods in our annual 2023 MD&A.

($ millions, unless otherwise stated)	Quarterly Results				Full Year Results
	4Q22	3Q22	2Q22	1Q22	2022
Total transitional net income (loss) attributed to shareholders	$ 1,228	$ 777	$ 168	$ 1,325	$ 3,498
Preferred share dividends and other equity distributions	(97)	(51)	(60)	(52)	(260)
Common shareholders transitional net income (loss)	$ 1,131	$ 726	$ 108	$ 1,273	$ 3,238
Annualized common shareholders transitional net income (loss)	$ 4,487	$ 2,876	$ 437	$ 5,163	$ 3,238
Average common shareholders' equity	$ 40,667	$ 40,260	$ 39,095	$ 38,881	$ 39,726
Transitional ROE (annualized) (%)	11.0%	7.1%	1.1%	13.3%	8.2%

Transitional basic EPS and transitional diluted EPS is equal to transitional common shareholders' net income divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. **Transitional basic EPS and transitional diluted EPS, CER basis** is equal to transitional common shareholders' net income on a CER basis divided by the weighted average common shares outstanding and diluted weighted common shares outstanding, respectively. Each of these EPS measures are temporary and will only be reported for 2022 comparative periods in our annual 2023 MD&A.

AUMA is a financial measure of the size of the Company. It is comprised of AUM and AUA. AUM includes assets of the General Account, consisting of total invested assets and segregated funds net assets, and external client assets for which we provide investment management services, consisting of mutual fund, institutional asset management and other fund net assets. AUA are assets for which we provide administrative services only. Assets under management and administration is a common industry metric for wealth and asset management businesses.

Our Global WAM business also manages assets on behalf of other segments of the Company. **Global WAM-managed AUMA** is a financial measure equal to the sum of Global WAM's AUMA and assets managed by Global WAM on behalf of other segments. It is an important measure of the assets managed by Global WAM.

AUM and AUMA reconciliations

(Canadian $ in millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

| | CAD $ | | | | | | US $[4] | |
| | December 31, 2023 | | | | | | December 31, 2023 | |
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank net lending assets	$ –	$ 25,321	$ –	$ –	$ –	$ 25,321	$ –	$ –
Derivative reclassification[1]	–	–	–	–	3,201	3,201	–	–
Invested assets excluding above items	144,433	86,135	133,959	7,090	17,071	388,688	109,533	101,592
Total	144,433	111,456	133,959	7,090	20,272	417,210	109,533	101,592
Segregated funds net assets								
Segregated funds net assets – Institutional	–	–	–	3,328	–	3,328	–	–
Segregated funds net assets – Other[2]	24,854	36,085	68,585	244,738	(46)	374,216	18,846	52,014
Total	24,854	36,085	68,585	248,066	(46)	377,544	18,846	52,014
AUM per financial statements	169,287	147,541	202,544	255,156	20,226	794,754	128,379	153,606
Mutual funds	–	–	–	277,365	–	277,365	–	–
Institutional asset management[3]	–	–	–	119,161	–	119,161	–	–
Other funds	–	–	–	15,435	–	15,435	–	–
Total AUM	169,287	147,541	202,544	667,117	20,226	1,206,715	128,379	153,606
Assets under administration	–	–	–	182,046	–	182,046	–	–
Total AUMA	$ 169,287	$ 147,541	$ 202,544	$ 849,163	$ 20,226	$ 1,388,761	$ 128,379	$ 153,606
Total AUMA, US $[4]						$ 1,053,209		
Total AUMA	$ 169,287	$ 147,541	$ 202,544	$ 849,163	$ 20,226	$ 1,388,761		
CER adjustment[5]	–	–	–	–	–	–		
Total AUMA, CER basis	$ 169,287	$ 147,541	$ 202,544	$ 849,163	$ 20,226	$ 1,388,761		

Global WAM Managed AUMA

Global WAM AUMA	$ 849,163
AUM managed by Global WAM for Manulife's other segments	205,814
Total	$ 1,054,977

[1] Corporate and Other consolidation adjustment related to net derivative assets reclassified from total invested assets to other lines on the Statement of Financial Position.

[2] Corporate and Other segregated funds net asset represents elimination of amounts held by the Company.

[3] Institutional asset management excludes Institutional segregated funds net assets.

[4] US $ AUMA is calculated as total AUMA in Canadian $ divided by the US $ exchange rate in effect at the end of the quarter.

[5] The impact of updating foreign exchange rates to that which was used in 4Q23.

As at		CAD $						US $[4]	
		September 30, 2023						September 30, 2023	
		Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets									
Manulife Bank net lending assets	$	– $	25,123 $	– $	– $	– $	25,123	$ – $	–
Derivative reclassification[1]		–	–	–	–	8,141	8,141	–	–
Invested assets excluding above items		135,820	78,377	128,790	6,723	15,762	365,472	100,438	95,259
Total		135,820	103,500	128,790	6,723	23,903	398,736	100,438	95,259
Segregated funds net assets									
Segregated funds net assets – Institutional		–	–	–	3,477	–	3,477	–	–
Segregated funds net assets – Other[2]		23,769	34,448	64,796	230,469	(47)	353,435	17,587	47,926
Total		23,769	34,448	64,796	233,946	(47)	356,912	17,587	47,926
AUM per financial statements		159,589	137,948	193,586	240,669	23,856	755,648	118,025	143,185
Mutual funds		–	–	–	266,069	–	266,069	–	–
Institutional asset management[3]		–	–	–	111,754	–	111,754	–	–
Other funds		–	–	–	14,359	–	14,359	–	–
Total AUM		159,589	137,948	193,586	632,851	23,856	1,147,830	118,025	143,185
Assets under administration		–	–	–	173,897	–	173,897	–	–
Total AUMA	$	159,589 $	137,948 $	193,586 $	806,748 $	23,856 $	1,321,727	$ 118,025 $	143,185
Total AUMA, US $[4]							$ 977,609		
Total AUMA	$	159,589 $	137,948 $	193,586 $	806,748 $	23,856 $	1,321,727		
CER adjustment[5]		(1,150)	–	(4,758)	(12,683)	–	(18,591)		
Total AUMA, CER basis	$	158,439 $	137,948 $	188,828 $	794,065 $	23,856 $	1,303,136		

Global WAM Managed AUMA

Global WAM AUMA	$ 806,748
AUM managed by Global WAM for Manulife's other segments	201,407
Total	$ 1,008,155

Note: For footnotes (1) to (5), refer to the "AUM and AUMA reconciliation" table as at December 31, 2023 above.

	CAD $						US $[4]	
	June 30, 2023						June 30, 2023	
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank net lending assets	$ –	$ 25,003	$ –	$ –	$ –	$ 25,003	$ –	$ –
Derivative reclassification[1]	–	–	–	–	3,895	3,895	–	–
Invested assets excluding above items	135,208	83,026	132,133	5,464	18,699	374,530	102,166	99,855
Total	135,208	108,029	132,133	5,464	22,594	403,428	102,166	99,855
Segregated funds net assets								
Segregated funds net assets – Institutional	–	–	–	3,564	–	3,564	–	–
Segregated funds net assets – Other[2]	24,052	35,993	67,303	235,113	(44)	362,417	18,182	50,862
Total	24,052	35,993	67,303	238,677	(44)	365,981	18,182	50,862
AUM per financial statements	159,260	144,022	199,436	244,141	22,550	769,409	120,348	150,717
Mutual funds	–	–	–	267,835	–	267,835	–	–
Institutional asset management[3]	–	–	–	112,491	–	112,491	–	–
Other funds	–	–	–	14,674	–	14,674	–	–
Total AUM	159,260	144,022	199,436	639,141	22,550	1,164,409	120,348	150,717
Assets under administration	–	–	–	180,430	–	180,430	–	–
Total AUMA	$ 159,260	$ 144,022	$ 199,436	$ 819,571	$ 22,550	$ 1,344,839	$ 120,348	$ 150,717
Total AUMA, US $[4]						$ 1,016,277		
Total AUMA	$ 159,260	$ 144,022	$ 199,436	$ 819,571	$ 22,550	$ 1,344,839		
CER adjustment[5]	844	–	(691)	(1,189)	–	(1,036)		
Total AUMA, CER basis	$ 160,104	$ 144,022	$ 198,745	$ 818,382	$ 22,550	$ 1,343,803		

Global WAM Managed AUMA

Global WAM AUMA	$ 819,571
AUM managed by Global WAM for Manulife's other segments	203,825
Total	$ 1,023,396

Note: For footnotes (1) to (5), refer to the "AUM and AUMA reconciliation" table as at December 31, 2023 above.

	CAD $						US $[4]	
	March 31, 2023						March 31, 2023	
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank net lending assets	$ –	$ 24,747	$ –	$ –	$ –	$ 24,747	$ –	$ –
Derivative reclassification[1]	–	–	–	–	3,488	3,488	–	–
Invested assets excluding above items	138,029	82,733	136,454	5,565	21,460	384,241	102,014	100,827
Total	138,029	107,480	136,454	5,565	24,948	412,476	102,014	100,827
Segregated funds net assets								
Segregated funds net assets – Institutional	–	–	–	3,718	–	3,718	–	–
Segregated funds net assets – Other[2]	24,203	36,374	67,935	231,860	(46)	360,326	17,893	50,197
Total	24,203	36,374	67,935	235,578	(46)	364,044	17,893	50,197
AUM per financial statements	162,232	143,854	204,389	241,143	24,902	776,520	119,907	151,024
Mutual funds	–	–	–	267,767	–	267,767	–	–
Institutional asset management[3]	–	–	–	113,781	–	113,781	–	–
Other funds	–	–	–	14,302	–	14,302	–	–
Total AUM	162,232	143,854	204,389	636,993	24,902	1,172,370	119,907	151,024
Assets under administration	–	–	–	177,510	–	177,510	–	–
Total AUMA	$ 162,232	$ 143,854	$ 204,389	$ 814,503	$ 24,902	$ 1,349,880	$ 119,907	$ 151,024
Total AUMA, US $[4]						$ 997,399		
Total AUMA	$ 162,232	$ 143,854	$ 204,389	$ 814,503	$ 24,902	$ 1,349,880		
CER adjustment[5]	(5,870)	–	(5,241)	(16,714)	–	(27,825)		
Total AUMA, CER basis	$ 156,362	$ 143,854	$ 199,148	$ 797,789	$ 24,902	$ 1,322,055		

Global WAM Managed AUMA

Global WAM AUMA	$	814,503
AUM managed by Global WAM for Manulife's other segments		208,013
Total	$	1,022,516

Note: For footnotes (1) to (5), refer to the "AUM and AUMA reconciliation" table as at December 31, 2023 above.

| | CAD $ | | | | | | US $[4] | |
| | December 31, 2022 | | | | | | December 31, 2022 | |
As at	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total	Asia	U.S.
Total invested assets								
Manulife Bank net lending assets	$ –	$ 24,779	$ –	$ –	$ –	$ 24,779	$ –	$ –
Derivative reclassification[1]	–	–	–	–	5,701	5,701	–	–
Invested assets excluding above items	132,808	82,150	133,635	5,752	15,317	369,662	98,007	98,628
Total	132,808	106,929	133,635	5,752	21,018	400,142	98,007	98,628
Segregated funds net assets								
Segregated funds net assets – Institutional	–	–	–	3,719	–	3,719	–	–
Segregated funds net assets – Other[2]	23,227	35,695	65,490	220,471	(40)	344,843	17,138	48,333
Total	23,227	35,695	65,490	224,190	(40)	348,562	17,138	48,333
AUM per financial statements	156,035	142,624	199,125	229,942	20,978	748,704	115,145	146,961
Mutual funds	–	–	–	258,273	–	258,273	–	–
Institutional asset management[3]	–	–	–	109,740	–	109,740	–	–
Other funds	–	–	–	13,617	–	13,617	–	–
Total AUM	156,035	142,624	199,125	611,572	20,978	1,130,334	115,145	146,961
Assets under administration	–	–	–	170,768	–	170,768	–	–
Total AUMA	$ 156,035	$ 142,624	$ 199,125	$ 782,340	$ 20,978	$ 1,301,102	$ 115,145	$ 146,961
Total AUMA, US $[4]						$ 960,259		
Total AUMA	$ 156,035	$ 142,624	$ 199,125	$ 782,340	$ 20,978	$ 1,301,102		
CER adjustment[5]	(5,632)	–	(5,343)	(16,437)	–	(27,412)		
Total AUMA, CER basis	$ 150,403	$ 142,624	$ 193,782	$ 765,903	$ 20,978	$ 1,273,690		

Global WAM Managed AUMA

Global WAM AUMA	$ 782,340
AUM managed by Global WAM for Manulife's other segments	201,920
Total	$ 984,260

Note: For footnotes (1) to (5), refer to the "AUM and AUMA reconciliation" table as at December 31, 2023 above.

Global WAM AUMA and Managed AUMA by business line and geographic source

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022
Global WAM AUMA by business line					
Retirement	$ 431,601	$ 410,433	$ 419,380	$ 413,769	$ 395,108
Retail	292,629	278,372	281,814	281,198	271,351
Institutional asset management	124,933	117,943	118,377	119,536	115,881
Total	$ 849,163	$ 806,748	$ 819,571	$ 814,503	$ 782,340
Global WAM AUMA by business line, CER basis[1]					
Retirement	$ 431,601	$ 402,570	$ 418,219	$ 405,460	$ 386,836
Retail	292,629	274,485	281,457	275,827	266,039
Institutional asset management	124,933	117,010	118,706	116,502	113,028
Total	$ 849,163	$ 794,065	$ 818,382	$ 797,789	$ 765,903
Global WAM AUMA by geographic source					
Asia	$ 115,523	$ 113,642	$ 112,283	$ 115,819	$ 110,724
Canada	233,351	219,518	226,087	223,045	213,802
U.S.	500,289	473,588	481,201	475,639	457,814
Total	$ 849,163	$ 806,748	$ 819,571	$ 814,503	$ 782,340
Global WAM AUMA by geographic source, CER basis[1]					
Asia	$ 115,523	$ 112,655	$ 112,784	$ 111,316	$ 106,562
Canada	233,351	219,518	226,087	223,045	213,802
U.S.	500,289	461,892	479,511	463,428	445,539
Total	$ 849,163	$ 794,065	$ 818,382	$ 797,789	$ 765,903
Global WAM Managed AUMA by business line					
Retirement	$ 431,601	$ 410,433	$ 419,380	$ 413,769	$ 395,108
Retail	368,843	351,384	357,539	358,098	346,200
Institutional asset management	254,533	246,338	246,477	250,649	242,952
Total	$ 1,054,977	$ 1,008,155	$ 1,023,396	$ 1,022,516	$ 984,260
Global WAM Managed AUMA by business line, CER basis[1]					
Retirement	$ 431,601	$ 402,570	$ 418,219	$ 405,460	$ 386,836
Retail	368,843	346,349	357,003	351,516	339,646
Institutional asset management	254,533	242,718	246,427	244,753	237,206
Total	$ 1,054,977	$ 991,637	$ 1,021,649	$ 1,001,729	$ 963,688
Global WAM Managed AUMA by geographic source					
Asia	$ 191,238	$ 188,098	$ 185,198	$ 191,720	$ 183,893
Canada	282,487	266,935	274,957	272,101	261,756
U.S.	581,252	553,122	563,241	558,695	538,611
Total	$ 1,054,977	$ 1,008,155	$ 1,023,396	$ 1,022,516	$ 984,260
Global WAM Managed AUMA by geographic source, CER basis[1]					
Asia	$ 191,238	$ 185,278	$ 185,448	$ 185,276	$ 177,764
Canada	282,487	266,935	274,957	272,101	261,756
U.S.	581,252	539,424	561,244	544,352	524,168
Total	$ 1,054,977	$ 991,637	$ 1,021,649	$ 1,001,729	$ 963,688

[1] AUMA adjusted to reflect the foreign exchange rates for the Statement of Financial Position in effect for 4Q23.

Average assets under management and administration ("average AUMA") is the average of Global WAM's AUMA during the reporting period. It is a measure used in analyzing and explaining fee income and earnings of our Global WAM segment. It is calculated as the average of the opening balance of AUMA and the ending balance of AUMA using daily balances where available and month-end or quarter-end averages when daily averages are unavailable. Similarly, Global WAM **average managed AUMA and average AUA** are the average of Global WAM's managed AUMA and AUA, respectively, and are calculated in a manner consistent with average AUMA.

Manulife Bank net lending assets is a financial measure equal to the sum of Manulife Bank's loans and mortgages, net of allowances. **Manulife Bank average net lending assets** is a financial measure which is calculated as the quarter-end average of the opening and the ending balance of net lending assets. Both of these financial measures are a measure of the size of Manulife Bank's portfolio of loans and mortgages and are used to analyze and explain its earnings.

As at ($ millions)	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022
Mortgages	$ 52,421	$ 51,012	$ 51,459	$ 52,128	$ 51,765
Less: mortgages not held by Manulife Bank	29,536	28,402	29,088	30,087	29,767
Total mortgages held by Manulife Bank	22,885	22,610	22,371	22,041	21,998
Loans to Bank clients	2,436	2,513	2,632	2,706	2,781
Manulife Bank net lending assets	$ 25,321	$ 25,123	$ 25,003	$ 24,747	$ 24,779
Manulife Bank average net lending assets					
Beginning of period	$ 25,123	$ 25,003	$ 24,747	$ 24,779	$ 24,637
End of period	25,321	25,123	25,003	24,747	24,779
Manulife Bank average net lending assets by quarter	$ 25,222	$ 25,063	$ 24,875	$ 24,763	$ 24,708
Manulife Bank average net lending assets – full year	$ 25,050				$ 24,113

Financial leverage ratio is a debt-to-equity ratio. With the adoption of IFRS 17 on January 1, 2023, the calculation of financial leverage ratio was updated to include the CSM on a post-tax basis, and prior period comparatives were updated. The ratio is calculated as the sum of long-term debt, capital instruments and preferred shares and other equity instruments divided by the sum of long-term debt, capital instruments, equity and post-tax CSM.

Adjusted book value is the sum of common shareholders' equity and post-tax CSM net of NCI. It is an important measure for monitoring growth and measuring insurance businesses' value. **Adjusted book value per common share** is calculated by dividing adjusted book value by the number of common shares outstanding at the end of the period.

As at ($ millions)	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022
Common shareholders' equity	$ 40,379	$ 40,747	$ 39,047	$ 40,715	$ 40,216
Post-tax CSM, net of NCI	17,748	14,992	14,877	14,850	14,659
Adjusted book value	$ 58,127	$ 55,739	$ 53,924	$ 55,565	$ 54,875

Consolidated capital serves as a foundation of our capital management activities at the MFC level. Consolidated capital is calculated as the sum of: (i) total equity excluding accumulated other comprehensive income ("AOCI") on cash flow hedges; (ii) post-tax CSM; and (iii) certain other capital instruments that qualify as regulatory capital. For regulatory reporting purposes under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines defined by OSFI.

As at ($ millions)	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022
Total equity	$ 48,727	$ 49,035	$ 47,156	$ 48,751	$ 48,226
Less: AOCI gain/(loss) on cash flow hedges	26	47	–	(38)	8
Total equity excluding AOCI on cash flow hedges	48,701	48,988	47,156	48,789	48,218
Post-tax CSM	18,503	15,675	15,458	15,476	15,251
Qualifying capital instruments	6,667	6,702	6,662	7,317	6,122
Consolidated capital	$ 73,871	$ 71,365	$ 69,276	$ 71,582	$ 69,591

Core EBITDA is a financial measure which Manulife uses to better understand the long-term earnings capacity and valuation of our Global WAM business on a basis more comparable to how the profitability of global asset managers is generally measured. Core EBITDA presents core earnings before the impact of interest, taxes, depreciation, and amortization. Core EBITDA excludes certain acquisition expenses related to insurance contracts in our retirement businesses which are deferred and amortized over the expected lifetime of the customer relationship. Core EBITDA was selected as a key performance indicator for our Global WAM business, as EBITDA is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

Reconciliation of Global WAM core earnings to core EBITDA and Global WAM core EBITDA by business line and geographic source

($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Global WAM core earnings (post-tax)	$ 353	$ 361	$ 320	$ 287	$ 274	$ 1,321	$ 1,299
Add back taxes, acquisition costs, other expenses and deferred sales commissions							
Core income tax (expenses) recoveries (see above)	55	59	45	45	47	204	222
Amortization of deferred acquisition costs and other depreciation	45	41	40	40	43	166	154
Amortization of deferred sales commissions	21	19	19	21	25	80	98
Core EBITDA	$ 474	$ 480	$ 424	$ 393	$ 389	$ 1,771	$ 1,773
CER adjustment[1]	–	4	3	1	1	8	51
Core EBITDA, CER basis	$ 474	$ 484	$ 427	$ 394	$ 390	$ 1,779	$ 1,824
Core EBITDA by business line							
Retirement	$ 265	$ 242	$ 233	$ 217	$ 211	$ 957	$ 883
Retail	175	190	168	171	181	704	796
Institutional asset management	34	48	23	5	(3)	110	94
Total	$ 474	$ 480	$ 424	$ 393	$ 389	$ 1,771	$ 1,773
Core EBITDA by geographic source							
Asia	$ 135	$ 132	$ 125	$ 113	$ 108	$ 505	$ 455
Canada	152	146	148	136	129	582	617
U.S.	187	202	151	144	152	684	701
Total	$ 474	$ 480	$ 424	$ 393	$ 389	$ 1,771	$ 1,773
Core EBITDA by business line, CER basis[2]							
Retirement	$ 265	$ 244	$ 235	$ 218	$ 211	$ 962	$ 912
Retail	175	191	168	171	183	705	813
Institutional asset management	34	49	24	5	(4)	112	99
Total, CER basis	$ 474	$ 484	$ 427	$ 394	$ 390	$ 1,779	$ 1,824
Core EBITDA by geographic source, CER basis[2]							
Asia	$ 135	$ 133	$ 127	$ 112	$ 108	$ 507	$ 472
Canada	152	146	148	136	129	582	617
U.S.	187	205	152	146	153	690	735
Total, CER basis	$ 474	$ 484	$ 427	$ 394	$ 390	$ 1,779	$ 1,824

[1] The impact of updating foreign exchange rates to that which was used in 4Q23.
[2] Core EBITDA adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 4Q23.

Core EBITDA margin is a financial measure which Manulife uses to better understand the long-term profitability of our Global WAM business on a more comparable basis to how profitability of global asset managers are measured. Core EBITDA margin presents core earnings before the impact of interest, taxes, depreciation, and amortization divided by core revenue from these businesses. Core revenue is used to calculate our core EBITDA margin, and is equal to the sum of pre-tax other revenue and investment income in Global WAM included in core EBITDA, and it excludes such items as revenue related to integration and acquisitions and market experience gains (losses). Core EBITDA margin was selected as a key performance indicator for our Global WAM business, as EBITDA margin is widely used among asset management peers, and core earnings is a primary profitability metric for the Company overall.

	Quarterly Results					Full Year Results	
($ millions, unless otherwise stated)	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Core EBITDA margin							
Core EBITDA	$ 474	$ 480	$ 424	$ 393	$ 389	$ 1,771	$ 1,773
Core revenue	$ 1,842	$ 1,783	$1,722	$1,756	$1,646	$ 7,103	$ 6,516
Core EBITDA margin	**25.7%**	26.9%	24.6%	22.4%	23.6%	**24.9%**	27.2%
Global WAM core revenue							
Other revenue per financial statements	$ 1,719	$ 1,645	$1,691	$1,691	$1,671	$ 6,746	$ 6,186
Less: Other revenue in segments other than Global WAM	31	(64)	44	26	26	37	(205)
Other revenue in Global WAM (fee income)	$ 1,688	$ 1,709	$1,647	$1,665	$1,645	$ 6,709	$ 6,391
Investment income per financial statements	$ 4,497	$ 4,028	$4,135	$3,520	$4,271	$16,180	$15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	2,674	(2,430)	950	1,944	(2,453)	3,138	(13,646)
Total investment income	7,171	1,598	5,085	5,464	1,818	19,318	1,558
Less: Investment income in segments other than Global WAM	6,941	1,578	5,010	5,357	1,672	18,886	1,659
Investment income in Global WAM	$ 230	$ 20	$ 75	$ 107	$ 146	$ 432	$ (101)
Total other revenue and investment income in Global WAM	$ 1,918	$ 1,729	$1,722	$1,772	$1,791	$ 7,141	$ 6,290
Less: Total revenue reported in items excluded from core earnings							
Market experience gains (losses)	63	(54)	7	12	55	28	(316)
Revenue related to integration and acquisitions	13	–	(7)	4	90	10	90
Global WAM core revenue	$ 1,842	$ 1,783	$1,722	$1,756	$1,646	$ 7,103	$ 6,516

Expense measures

With the adoption of IFRS 17, we have replaced core general expenses with two new measures: core expenses and core expenditures. Under IFRS 17, expenses previously reported in general expenses are now reported as:

1. General expenses that flow directly through income;
2. Directly attributable maintenance expenses, which are reported in insurance service expenses and flow directly through income;
3. Directly attributable acquisition expenses for contracts measured using the PAA method which are reported in insurance service expenses, and flow directly through income; and
4. Directly attributable acquisition expenses that are capitalized into the CSM.

Total expenses include items 1 to 3 above and **total expenditures** include items 1 to 4 above.

Core expenses is used to calculate our expense efficiency ratio and is equal to total expenses that are included in core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Core expenses							
General expenses – Statements of Income	$ 1,180	$ 1,042	$ 1,022	$ 1,086	$ 1,002	$ 4,330	$ 3,731
Directly attributable acquisition expense for contracts measured using the PAA method[1]	42	37	35	33	15	147	58
Directly attributable maintenance expense[1]	565	544	550	546	577	2,205	2,039
Total expenses	1,787	1,623	1,607	1,665	1,594	6,682	5,828
Less: General expenses included in items excluded from core earnings							
Restructuring charge	46	–	–	–	–	46	–
Integration and acquisition	8	–	–	–	18	8	26
Legal provisions and Other expenses	8	1	9	60	–	78	40
Total	62	1	9	60	18	132	66
Core expenses	$ 1,725	$ 1,622	$ 1,598	$ 1,605	$ 1,576	$ 6,550	$ 5,762
CER adjustment[2]	–	12	8	(4)	3	16	119
Core expenses, CER basis	$ 1,725	$ 1,634	$ 1,606	$ 1,601	$ 1,579	$ 6,566	$ 5,881
Total expenses	$ 1,787	$ 1,623	$ 1,607	$ 1,665	$ 1,594	$ 6,682	$ 5,828
CER adjustment[2]	–	12	7	(3)	3	16	121
Total expenses, CER basis	$ 1,787	$ 1,635	$ 1,614	$ 1,662	$ 1,597	$ 6,698	$ 5,949

[1] Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.

Core expenditures is used to calculate our expenditure efficiency ratio and is equal to total expenditures excluding such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions. Total expenditures is equal to the sum of total expenses and costs that are directly attributable to the acquisition of new business that are capitalized into the CSM.

($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)	Quarterly Results					Full Year Results	
	4Q23	3Q23	2Q23	1Q23	4Q22	2023	2022
Core expenditures							
Total expenses	$ 1,787	$ 1,623	$ 1,607	$ 1,665	$ 1,594	$ 6,682	$ 5,828
Directly attributable acquisition expenses capitalized through the CSM[1]	524	489	501	507	532	2,021	1,909
Total expenditures	2,311	2,112	2,108	2,172	2,126	8,703	7,737
Less: General expenses included in items excluded from core earnings (see core expenses reconciliation above)	62	1	9	60	18	132	66
Core expenditures	$ 2,249	$ 2,111	$ 2,099	$ 2,112	$ 2,108	$ 8,571	$ 7,671
CER adjustment[2]	–	16	5	(12)	1	9	136
Core expenditures, CER basis	$ 2,249	$ 2,127	$ 2,104	$ 2,100	$ 2,109	$ 8,580	$ 7,807
Total expenditures	$ 2,311	$ 2,112	$ 2,108	$ 2,172	$ 2,126	$ 8,703	$ 7,737
CER adjustment[2]	–	15	3	(10)	1	8	138
Total expenditures, CER basis	$ 2,311	$ 2,127	$ 2,111	$ 2,162	$ 2,127	$ 8,711	$ 7,875

[1] Expenses are components of insurance service expenses on the Statements of Income and are then capitalized to CSM.
[2] The impact of updating foreign exchange rates to that which was used in 4Q23.

Expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenses divided by the sum of core earnings before income taxes ("pre-tax core earnings") and core expenses.

Expenditure efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as core expenditures divided by the sum of core earnings before income taxes ("pre-tax core earnings") and core expenditures.

Embedded value ("EV") is a measure of the present value of shareholders' interests in the expected future distributable earnings on in-force business reflected in the Consolidated Statements of Financial Position of Manulife, excluding any value associated with future new business. EV is calculated as the sum of the adjusted net worth and the value of in-force business calculated as at December 31. The adjusted net worth is the IFRS shareholders' equity adjusted for goodwill and intangible assets, fair value of surplus assets, the fair value of debt, preferred shares, and other equity, and local statutory balance sheet, regulatory reserve, and capital for our Asian businesses. The value of in-force business in Canada and the U.S. is the present value of expected future IFRS earnings, on an IFRS 4 basis, on in-force business less the present value of the cost of holding capital to support the in-force business under the LICAT framework. The value of in-force business in Asia reflects local statutory earnings and capital requirements. The value of in-force business excludes Global WAM, Bank or P&C Reinsurance businesses.

Net annualized fee income yield on average AUMA ("Net fee income yield") is a financial measure that represents the net annualized fee income from Global WAM channels over average AUMA. This measure provides information on Global WAM's adjusted return generated from managing AUMA.

Net annualized fee income is a financial measure that represents Global WAM income before income taxes, adjusted to exclude items unrelated to net fee income, including general expenses, investment income, non-AUMA related net benefits and claims, and net premium taxes. It also excludes the components of Global WAM net fee income from managing assets on behalf of other segments. This measure is annualized based on the number of days in the year divided by the number of days in the reporting period.

Reconciliation of income before income taxes to net fee income yield

($ millions, unless otherwise stated)		Quarterly Results						Full Year Results	
		4Q23	3Q23	2Q23	1Q23	4Q22		2023	2022
Income before income taxes	$	**2,123**	$ 1,174	$ 1,436	$ 1,719	$ 697	$	**6,452**	$ (3,138)
Less: Income before income taxes for segments other than Global WAM		**1,699**	808	1,074	1,374	236		**4,955**	(4,429)
Global WAM income before income taxes		**424**	366	362	345	461		**1,497**	1,291
Items unrelated to net fee income		**648**	717	674	676	527		**2,715**	2,653
Global WAM net fee income		**1,072**	1,083	1,036	1,021	988		**4,212**	3,944
Less: Net fee income from other segments		**174**	171	142	136	134		**623**	547
Global WAM net fee income excluding net fee income from other segments		**898**	912	894	885	854		**3,589**	3,397
Net annualized fee income	$	**3,563**	$ 3,618	$ 3,584	$ 3,589	$ 3,388	$	**3,589**	$ 3,397
Average Assets under Management and Administration		$ **816,706**	$ 813,157	$ 814,945	$ 804,455	$ 779,642		$ **812,662**	$ 790,268
Net fee income yield (bps)		**43.6**	44.5	44.0	44.6	43.5		**44.2**	43.0

New business value ("NBV") is the change in embedded value as a result of sales in the reporting period. The definition of NBV has changed for periods beginning after 2022 as follows:

- adopting IFRS 17 in the calculation of expected future distributable earnings in Canada, and international high net worth business, which was reclassified to the Asia segment in 2023; and
- changing the basis for calculating expected future distributable earnings in the U.S. from IFRS to local capital requirements.

NBV for periods beginning after December 31, 2022 is calculated as the present value of shareholders' interests in expected future distributable earnings in accordance with IFRS 17, after the cost of capital calculated under the LICAT framework in Canada and the local capital requirements in the U.S. and Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV for periods prior to January 1, 2023 is calculated as the present value of shareholders' interests in expected future distributable earnings in accordance with IFRS 4 "Insurance Contracts", after the cost of capital calculated under the LICAT framework in Canada and the U.S. and the local capital requirements in Asia, on actual new business sold in the period using assumptions that are consistent with the assumptions used in the calculation of embedded value.

NBV excludes businesses with immaterial insurance risks, such as the Company's Global WAM, Manulife Bank and the P&C Reinsurance businesses. NBV is a useful metric to evaluate the value created by the Company's new business franchise.

New business value margin ("NBV margin") is calculated as NBV divided by APE sales excluding non-controlling interests. APE sales are calculated as 100% of regular premiums and deposits sales and 10% of single premiums and deposits sales. NBV margin is a useful metric to help understand the profitability of our new business.

Sales are measured according to product type:
For individual insurance, sales include 100% of new annualized premiums and 10% of both excess and single premiums. For individual insurance, new annualized premiums reflect the annualized premium expected in the first year of a policy that requires premium payments for more than one year. Single premium is the lump sum premium from the sale of a single premium product, e.g. travel insurance. Sales are reported gross before the impact of reinsurance.

For group insurance, sales include new annualized premiums and administrative services only premium equivalents on new cases, as well as the addition of new coverages and amendments to contracts, excluding rate increases.

Insurance-based wealth accumulation product sales include all new deposits into variable and fixed annuity contracts. As we discontinued sales of new variable annuity contracts in the U.S. in the first quarter of 2013, subsequent deposits into existing U.S. variable annuity contracts are not reported as sales. Asia variable annuity deposits are included in APE sales.

APE sales are comprised of 100% of regular premiums and deposits and 10% of excess and single premiums and deposits for both insurance and insurance-based wealth accumulation products.

Gross flows is a new business measure presented for our Global WAM business and includes all deposits into mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. Gross flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting assets.

Net flows is presented for our Global WAM business and includes gross flows less redemptions for mutual funds, group pension/retirement savings products, private wealth and institutional asset management products. In addition, net flows include the net flows of exchange traded funds and non-proprietary products sold by Manulife Securities. Net flows is a common industry metric for WAM businesses as it provides a measure of how successful the businesses are at attracting and retaining assets. When net flows are positive, they are referred to as net inflows. Conversely, negative net flows are referred to as net outflows.

Remittances is defined as the cash remitted or made available for distribution to MFC from its subsidiaries. It is a key metric used by management to evaluate our financial flexibility.

Non-GAAP Measures for 2017

Non-GAAP financial measures include 2017 core earnings (loss), pre-tax 2017 core earnings and 2017 core general expenses.

Non-GAAP ratios include the 2017 expense efficiency ratio.

With the implementation of IFRS 17 and IFRS 9 in 2023, we have made revisions to the definition of the above non-GAAP financial measures and non-GAAP ratios. Please refer to Section 1 for an explanation of the implementation of IFRS 17 and IFRS 9 for more information and the above definitions of 2023 core earnings and expense measures for an explanation of the change to the definition of core earnings and the expense efficiency ratio in 2023.

The definitions and reconciliations of the above measures for 2017 are included below.

2017 core earnings (loss) is a financial measure which we believe aids investors in better understanding the long-term earnings capacity and valuation of the business. 2017 core earnings allows investors to focus on the Company's operating performance by excluding the direct impact of changes in equity markets and interest rates, changes in actuarial methods and assumptions as well as a number of other items, outlined below, that we believe are material, but do not reflect the underlying earnings capacity of the business. For example, due to the long-term nature of our business, the mark-to-market movements of equity markets, interest rates, foreign currency exchange rates and commodity prices from period-to-period can, and frequently do, have a substantial impact on the reported amounts of our assets, liabilities and net income attributed to shareholders. These reported amounts are not actually realized at the time and may never be realized if the markets move in the opposite direction in a subsequent period. This makes it very difficult for investors to evaluate how our businesses are performing from period-to-period and to compare our performance with other issuers.

While core earnings is relevant to how we manage our business and offers a consistent methodology, it is not insulated from macroeconomic factors which can have a significant impact. See below for reconciliation of 2017 core earnings to net income attributed to shareholders and income before income taxes. Net income attributed to shareholders excludes net income attributed to participating policyholders and non-controlling interests.

The items included in 2017 core earnings and items excluded from 2017 core earnings are determined in accordance with the methodology under OSFI's Source of Earnings Disclosure (Life Insurance Companies) guideline that was in effect at that time, and are listed below.

Items included in 2017 core earnings:

1. Expected earnings on in-force policies, including expected release of provisions for adverse deviation, fee income, margins on group business and spread business such as Manulife Bank and asset fund management.
2. Macro hedging costs based on expected market returns.
3. New business strain and gains.
4. Policyholder experience gains or losses.
5. Acquisition and operating expenses compared with expense assumptions used in the measurement of policy liabilities.
6. Up to $400 million of net favourable investment-related experience reported in a single year, which are referred to as "core investment gains". This means up to $100 million in the first quarter, up to $200 million on a year-to-date basis in the second quarter, up to $300 million on a year-to-date basis in the third quarter and up to $400 million on a full year basis in the fourth quarter. Any investment-related experience losses reported in a quarter will be offset against the net year-to-date investment-related experience gains with the difference being included in 2017 core earnings subject to a maximum of the year-to-date core investment gains and a minimum of zero, which reflects our expectation that investment-related experience will be positive through-the-business cycle. To the extent any investment-related experience losses cannot be fully offset in a quarter, they will be carried forward to be offset against investment-related experience gains in subsequent quarters in the same year, for purposes of determining core investment gains. Investment-related experience relates to fixed income investing, ALDA returns, credit experience and asset mix changes other than those related to a strategic change. An example of a strategic asset mix change is outlined below.

   o This favourable and unfavourable investment-related experience is a combination of reported investment experience as well as the impact of investing activities on the measurement of our policy liabilities. We do not attribute specific components of investment-related experience to amounts included or excluded from 2017 core earnings.
   o The $400 million threshold represents the estimated average annualized amount of net favourable investment-related experience that the Company reasonably expects to achieve through-the-business cycle based on historical experience. It is not a forecast of expected net favourable investment-related experience for any given fiscal year.
   o Our average net annualized investment-related experience, including core investment gains, calculated from the introduction of core earnings in 2012 to the end of 2017 was $475 million (2012 to the end of 2016 was $456 million).
   o The decision announced on December 22, 2017 to reduce the allocation to ALDA in the portfolio asset mix supporting our legacy businesses was the first strategic asset mix change since we introduced the core earnings metric in 2012. We refined our description of investment-related experience in 2017 to note that asset mix changes other than those related to a strategic change are taken into consideration in the investment-related experience component of core investment gains.
   o While historical investment return time horizons may vary in length based on underlying asset classes generally exceeding 20 years, for purposes of establishing the threshold, we look at a business cycle that is five or more years and includes a recession. We monitor the appropriateness of the threshold as part of our annual five-year planning process and would adjust it, either to a higher or lower amount, in the future if we believed that our threshold was no longer appropriate.
   o Specific criteria used for evaluating a potential adjustment to the threshold may include, but are not limited to, the extent to which actual investment-related experience differs materially from actuarial assumptions used in measuring insurance contract liabilities, material market events, material dispositions or acquisitions of assets, and regulatory or accounting changes.

   Core investment gains are reported in the Corporate and Other segment, with an offsetting adjustment to investment-related experience gains and losses in items excluded from 2017 core earnings.

7. Earnings on surplus other than mark-to-market items. Gains on available-for-sale ("AFS") equities and seed money investments in segregated and mutual funds are included in 2017 core earnings.
8. Routine or non-material legal settlements.
9. All other items not specifically excluded.
10. Tax on the above items.
11. All tax related items except the impact of enacted or substantively enacted income tax rate changes.

Items excluded from 2017 core earnings:

1. The direct impact of equity markets and interest rates and variable annuity guarantee liabilities includes the items listed below.

   ○ The earnings impact of the difference between the net increase (decrease) in variable annuity liabilities that are dynamically hedged and the performance of the related hedge assets. Our variable annuity dynamic hedging strategy is not designed to completely offset the sensitivity of insurance and investment contract liabilities to all risks or measurements associated with the guarantees embedded in these products for a number of reasons, including: provisions for adverse deviation, fund performance, the portion of the interest rate risk that is not dynamically hedged, realized equity and interest rate volatilities and changes to policyholder behaviour.
   ○ Gains (charges) on variable annuity guarantee liabilities not dynamically hedged.
   ○ Gains (charges) on general fund equity investments supporting policy liabilities and on fee income.
   ○ Gains (charges) on macro equity hedges relative to expected costs. The expected cost of macro hedges is calculated using the equity assumptions used in the valuation of insurance and investment contract liabilities.
   ○ Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of insurance and investment contract liabilities.
   ○ Gains (charges) on sale of AFS bonds and open derivatives not in hedging relationships in the Corporate and Other segment.

2. Net favourable investment-related experience in excess of $400 million per annum or net unfavourable investment-related experience on a year-to-date basis.

3. Mark-to-market gains or losses on assets held in the Corporate and Other segment other than gains on AFS equities and seed money investments in new segregated or mutual funds.

4. Changes in actuarial methods and assumptions. Policy liabilities for IFRS are valued in Canada under standards established by the Actuarial Standards Board that were in effect at that time. The standards require a comprehensive review of actuarial methods and assumptions to be performed annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for both asset related and liability related risks remain appropriate and is accomplished by monitoring experience and selecting assumptions which represent a current best estimate view of expected future experience, and margins that are appropriate for the risks assumed. Changes related to ultimate reinvestment rates ("URR") are included in the direct impact of equity markets and interest rates and variable annuity guarantee liabilities. By excluding the results of the annual reviews, 2017 core earnings assist investors in evaluating our operational performance and comparing our operational performance from period to period with other global insurance companies because the associated gain or loss is not reflective of current year performance and not reported in net income in most actuarial standards outside of Canada.

5. The impact on the measurement of policy liabilities of changes in product features or new reinsurance transactions, if material.

6. Goodwill impairment charges.

7. Gains or losses on disposition of a business.

8. Material one-time only adjustments, including highly unusual/extraordinary and material legal settlements or other items that are material and exceptional in nature.

9. Tax on the above items.

10. Net income (loss) attributed to participating policyholders and non-controlling interests.

11. Impact of enacted or substantially enacted income tax rate changes.

Reconciliation of income (loss) before income taxes to 2017 core earnings

For the year ended December 31, 2017, our financial statements reported income before income taxes of $2,501 million, income tax expense of $239 million and net income of $2,262 million. Income tax expense was comprised of an income tax expense of $1,137 million on 2017 core earnings and an income tax recovery of $898 million on items excluding 2017 core earnings. Net income of $2,262 million was comprised of net income attributed to shareholders of $2,104 million and net income attributed to NCI of $194 million partially offset by a net loss attributed to participating policyholders of $36 million.

2017 core earnings for the year ended December 31, 2017 of $4,565 million reflected total net income attributed to shareholders of $2,104 million less a charge of $2,461 million from items excluded from 2017 core earnings. Items excluded from 2017 core earnings primarily consisted of a charge from the impact related to U.S. tax reform of $1,777 million, and a charge related to the decision to change portfolio asset mix supporting our legacy businesses of $1,032 million, partially offset by a gain from the direct impact of markets of $209 million, investment-related experience gains outside of 2017 core earnings of $167 million and a number of smaller items. Items excluded from 2017 core earnings were disclosed under OSFI's Source of Earnings Disclosure (Life Insurance Companies) guideline that was in effect at that time.

Pre-tax 2017 core earnings was $5,702 million, equal to the sum of 2017 core earnings of $4,565 million and tax on 2017 core earnings of $1,137 million.

2017 core earnings related to strategic priorities for the year ended December 31, 2017

The Company measures its progress on certain strategic priorities using 2017 core earnings. These strategic priorities include 2017 core earnings from highest potential businesses, 2017 core earnings from Asia region, and 2017 core earnings from long-term care insurance

("LTC") and variable annuities ("VA") businesses. The 2017 core earnings for these businesses is calculated consistent with our definition of 2017 core earnings.

Highest potential businesses

For the year ended December 31, 2017

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)

2017 core earnings of highest potential businesses[1]	$ 2,475
2017 core earnings – All other businesses excl. core investment gains	1,690
Core investment gains[2]	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$ 2,104
Highest potential businesses 2017 core earnings contribution	54%

[1] Includes 2017 core earnings from Asia and Global WAM segments, Canada group benefits, and behavioural insurance products.
[2] This item is disclosed under OSFI's Source of Earnings guideline in effect at such time.

Asia region

For the year ended December 31, 2017

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)

2017 core earnings of Asia region[1]	$ 1,663
2017 core earnings – All other businesses excl. core investment gains	2,502
Core investment gains[2]	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$ 2,104
Asia region 2017 core earnings contribution	36%

[1] Includes 2017 core earnings from Asia segment and Global WAM's business in Asia.
[2] This item is disclosed under OSFI's Source of Earnings guideline in effect at such time.

LTC and VA businesses

For the year ended December 31, 2017

($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period)

2017 core earnings of LTC and VA businesses[1]	$ 1,112
2017 core earnings – All other businesses excl. core investment gains	3,053
Core investment gains[2]	400
2017 core earnings	4,565
Items excluded from 2017 core earnings	(2,461)
Net income (loss) attributed to shareholders	$ 2,104
LTC and VA businesses 2017 core earnings contribution	24%

[1] Includes 2017 core earnings from U.S. long-term care and Asia, Canada and U.S. variable annuities businesses.
[2] This item is disclosed under OSFI's Source of Earnings guideline in effect at such time.

2017 expense efficiency ratio is a financial measure which Manulife uses to measure progress towards our target to be more efficient. It is defined as 2017 core general expenses divided by the sum of 2017 core earnings before income taxes ("pre-tax 2017 core earnings") and 2017 core general expenses. **2017 core general expenses** is used to calculate our 2017 expense efficiency ratio and is equal to pre-tax general expenses included in 2017 core earnings and excludes such items as material legal provisions for settlements, restructuring charges and expenses related to integration and acquisitions.

The 2017 expense efficiency ratio for the year ended December 31, 2017 was 55.4%. 2017 core general expenses were $7,091 million consisting of total general expenses on our financial statements for the year ended December 31, 2017 of $7,233 million less $142 million of general expenses included in items excluded from 2017 core earnings. General expenses included in items excluded from 2017 core earnings include integration and acquisition costs of $81 million and legal provisions and other of $61 million. Pre-tax 2017 core earnings were $5,702 million as noted above.

2017 core earnings available to common shareholders

2017 core earnings available to common shareholders is $4,406 million consisting of 2017 core earnings of $4,565 million less preferred share dividends of $159 million.

14. Additional Disclosures

Contractual Obligations

In the normal course of business, the Company enters into contracts that give rise to obligations fixed by agreement as to the timing and dollar amount of payment.

As at December 31, 2023, the Company's contractual obligations and commitments were as follows:

Payments due by period

($ millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years
Long-term debt[1]	$ 9,578	$ 226	$ 2,099	$ 1,207	$ 6,046
Liabilities for capital instruments[1]	9,644	861	597	671	7,515
Investment commitments	15,117	5,408	4,570	3,953	1,186
Lease liabilities	350	100	133	68	49
Insurance contract liabilities[2]	1,110,645	3,400	12,312	20,169	1,074,764
Reinsurance contract held liabilities[2]	8,448	332	952	1,067	6,097
Investment contract liabilities[1]	276,411	268,537	2,978	1,408	3,488
Deposits from Bank clients	21,616	16,814	2,963	1,839	–
Other	26,590	7,612	5,173	12,677	1,128
Total contractual obligations	**$ 1,478,399**	**$ 303,290**	**$ 31,777**	**$ 43,059**	**$ 1,100,273**

[1] The contractual payments include principal, interest and distributions; and reflect the amounts payable up to and including the final contractual maturity date. The contractual payments reflect the amounts payable from January 1, 2024 up to and including the final contractual maturity date. In the case of floating rate obligations, the floating rate index is based on the interest rates as at December 31, 2023 and is assumed to remain constant to the final contractual maturity date. For the 4.061% MFC Subordinated notes, the reset rate is equal to the Secured Overnight Financing Rate ("SOFR") Swap Rate as at December 31, 2023, plus a spread adjustment of 0.26161%, plus 1.647%. For the 3.00% MFC Subordinated notes, the reset rate is equal to the Singapore Overnight Rate Average ("SORA") Swap Rate as at December 31, 2023, plus a spread adjustment of 0.31120%, plus 0.832%. The Company may have the contractual right to redeem or repay obligations prior to maturity and if such right is exercised, total contractual obligations paid and the timing of payment could vary significantly from the amounts and timing included in the table.

[2] Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates (see "Insurance and Investment Contract Liabilities"). Cash flows include embedded derivatives measured separately at fair value.

Legal and Regulatory Proceedings

We are regularly involved in legal actions, both as a defendant and as a plaintiff. Information on legal and regulatory proceedings can be found in note 19 of the 2023 Annual Consolidated Financial Statements.

Quarterly Financial Information

The following table provides summary information related to our eight most recently completed quarters. With the adoption of IFRS 17 and IFRS 9 on January 1, 2023, we have provided quarterly 2023 and restated quarterly 2022 information based on the new standards. See section 1 "Implementation of IFRS 17 and IFRS 9" above for additional information.

As at and for the three months ended ($ millions, except per share amounts or otherwise stated)	Dec 31, 2023	Sept 30, 2023	June 30, 2023	Mar 31, 2023	Dec 31, 2022	Sept 30, 2022	June 30, 2022	Mar 31, 2022
Revenue								
Insurance revenue	$ **6,414**	$ 6,215	$ 5,580	$ 5,763	$ 6,128	$ 5,560	$ 5,732	$ 5,698
Net investment result	**6,784**	1,265	4,819	5,153	1,440	2,439	(2,454)	(1,088)
Other revenue	**1,719**	1,645	1,691	1,691	1,671	1,547	1,446	1,522
Total revenue	$ **14,917**	$ 9,125	$ 12,090	$ 12,607	$ 9,239	$ 9,546	$ 4,724	$ 6,132
Income (loss) before income taxes	$ **2,123**	$ 1,174	$ 1,436	$ 1,719	$ 697	$ 484	$ (2,656)	$ (1,663)
Income tax (expense) recovery	**(322)**	51	(265)	(309)	226	(60)	553	440
Net income (loss)	$ **1,801**	$ 1,225	$ 1,171	$ 1,410	$ 923	$ 424	$ (2,103)	$ (1,223)
Net income (loss) attributed to shareholders	$ **1,659**	$ 1,013	$ 1,025	$ 1,406	$ 915	$ 491	$ (2,119)	$ (1,220)
Basic earnings (loss) per common share	$ **0.86**	$ 0.53	$ 0.50	$ 0.73	$ 0.43	$ 0.23	$ (1.13)	$ (0.66)
Diluted earnings (loss) per common share	$ **0.86**	$ 0.52	$ 0.50	$ 0.73	$ 0.43	$ 0.23	$ (1.13)	$ (0.66)
Segregated funds deposits	$ **10,361**	$ 10,172	$ 10,147	$ 11,479	$ 10,165	$ 9,841	$ 10,094	$ 12,328
Total assets (in billions)	$ **876**	$ 836	$ 851	$ 862	$ 834	$ 818	$ 810	$ 865
Weighted average common shares (in millions)	**1,810**	1,826	1,842	1,858	1,878	1,902	1,921	1,938
Diluted weighted average common shares (in millions)	**1,814**	1,829	1,846	1,862	1,881	1,904	1,924	1,942
Dividends per common share	$ **0.365**	$ 0.365	$ 0.365	$ 0.365	$ 0.330	$ 0.330	$ 0.330	$ 0.330
CDN$ to US$1 – Statement of Financial Position	**1.3186**	1.3520	1.3233	1.3534	1.3549	1.3740	1.2900	1.2496
CDN$ to US$1 – Statement of Income	**1.3612**	1.3411	1.3430	1.3524	1.3575	1.3057	1.2765	1.2663

Selected Annual Financial Information

The following table provides selected annual financial information related to our three most recently completed years. With the adoption of IFRS 17 and IFRS 9 on January 1, 2023, we have provided 2023 and restated 2022 information based on the new standards. See section 1 "Implementation of IFRS 17 and IFRS 9" above for additional information. Information has not been restated prior to January 1, 2022 and as a result, 2021 information is based on what was reported in that year.

As at and for the years ended December 31,
($ millions, except per share amounts)	2023	2022	2021[1]
Revenue			
Asia	$ 11,996	$ 6,051	
Canada	13,793	7,299	
U.S.	15,322	11,048	
Global Wealth and Asset Management	5,896	5,267	
Corporate and Other	1,732	(24)	
Total revenue	$ 48,739	$ 29,641	
Total assets	$ 875,574	$ 833,689	
Revenue			
Asia			$ 29,571
Canada			12,366
U.S.			13,256
Global Wealth and Asset Management			6,541
Corporate and Other			87
Total revenue			$ 61,821
Total assets			$ 917,643
Long-term financial liabilities			
Long-term debt	$ 6,071	$ 6,234	$ 4,882
Capital instruments	6,667	6,122	6,980
Total financial liabilities	$ 12,738	$ 12,356	$ 11,862
Dividend per common share	$ 1.46	$ 1.32	$ 1.17
Cash dividend per Class A Share, Series 2	1.1625	1.1625	1.1625
Cash dividend per Class A Share, Series 3	1.125	1.125	1.125
Cash dividend per Class 1 Share, Series 3	0.5870	0.5870	0.5658
Cash dividend per Class 1 Share, Series 4	1.4946	0.6814	0.3814
Cash dividend per Class 1 Share, Series 5[2]	–	–	0.9728
Cash dividend per Class 1 Share, Series 7[4]	–	0.2695	1.078
Cash dividend per Class 1 Share, Series 9	1.4945	1.1894	1.0878
Cash dividend per Class 1 Share, Series 11	1.4505	1.1828	1.1828
Cash dividend per Class 1 Share, Series 13	1.2245	1.1035	1.1035
Cash dividend per Class 1 Share, Series 15	0.9465	0.9465	0.9465
Cash dividend per Class 1 Share, Series 17	0.950	0.950	0.950
Cash dividend per Class 1 Share, Series 19	0.9188	0.9188	0.9188
Cash dividend per Class 1 Share, Series 21[3]	–	–	0.70
Cash dividend per Class 1 Share, Series 23[5]	–	0.3031	1.2125
Cash dividend per Class 1 Share, Series 25	1.3303	1.175	1.175

[1] 2021 total revenue and total assets results are not restated for IFRS 17 and IFRS 9.
[2] MFC redeemed in full the Class 1 Series 5 preferred shares at par, on December 19, 2021, the earliest redemption date.
[3] MFC redeemed in full the Class 1 Series 21 preferred shares at par, on June 19, 2021, the earliest redemption date.
[4] MFC redeemed in full the Class 1 Series 7 preferred shares at par, on March 19, 2022, the earliest redemption date.
[5] MFC redeemed in full the Class 1 Series 23 preferred shares at par, on March 19, 2022, the earliest redemption date.

Revenue

Total revenue in 4Q23 was $14.9 billion compared with $9.2 billion in 4Q22. The increase in total revenue of $5.7 billion was primarily due to an increase in net investment income due to net realized and unrealized gains in 4Q23 compared with losses in 4Q22. Results by segment include:

- Asia total revenue increased $2.6 billion in 4Q23 compared with 4Q22, due to higher net investment income driven by higher net realized and unrealized gains on invested assets and higher investment income.

- Canada total revenue increased $2.0 billion in 4Q23 compared with 4Q22, driven by higher net investment income due to net realized and unrealized gains on invested assets in 4Q23 compared with losses in 4Q22.

- U.S. total revenue increased $0.8 billion in 4Q23 compared with 4Q22, driven by higher net investment income due to net realized and unrealized losses on invested assets in 4Q22, partially offset by lower investment income.
- Global WAM total revenue increased $0.1 billion in 4Q23 compared with 4Q22, primarily due to higher fee income from growth in average AUMA and an increase in fee spreads, partially offset by the non-recurrence of a gain on our acquisition of the remaining equity interest in MFM in 2022.
- Corporate and Other total revenue increased $0.2 billion in 4Q23 compared with 4Q22, primarily driven by an increase in net investment income from lower realized losses on the sale of FVOCI debt instruments in 4Q23 compared with 4Q22, a more favourable impact of markets on derivatives and other assets, and higher yields on debt instruments.

On a full year basis, total revenue in 2023 was $48.7 billion compared with $29.6 billion in 2022. The increase in total revenue of $19.1 billion was due to higher net investment income mainly from net realized and unrealized gains in 2023 compared with losses in 2022, along with higher insurance revenue and other revenue. Results by segment include:

- Asia total revenue increased $5.9 billion in 2023 compared with 2022 due to similar reasons as noted above.
- Canada total revenue increased $6.5 billion in 2023 compared with 2022, driven by higher net investment income, due to net realized and unrealized gains on invested assets in 2023 compared with losses in 2022 and higher investment income, as well as higher insurance revenue.
- U.S. total revenue increased $4.3 billion in 2023 compared with 2022, driven by higher net investment income due to similar reasons as noted above.
- Global WAM total revenue increased $0.6 billion in 2023 compared with 2022, primarily driven by higher fee income, from an increase in fee spreads, growth in average AUMA and higher performance fees in Institutional Asset Management, as well as the favourable impact of a weaker Canadian dollar compared with the U.S. dollar, and gains on seed money investments in 2023 compared with losses in 2022. This was partially offset by the non-recurrence of a gain on our acquisition of the remaining equity interest in MFM in 2022.
- Corporate and Other total revenue increased $1.8 billion in 2023 compared with 2022, primarily driven by similar reasons noted above and a more favourable impact of markets on equities.

Revenue

Revenue ($ millions)	Quarterly Results		Full Year Results	
	4Q23	4Q22	2023	2022
Insurance revenue	$ 6,414	$ 6,128	$ 23,972	$ 23,118
Net investment income	6,784	1,440	18,021	337
Other revenue	1,719	1,671	6,746	6,186
Total revenue	**$ 14,917**	**$ 9,239**	**$ 48,739**	**$ 29,641**
Asia	$ 3,572	$ 990	$ 11,996	$ 6,051
Canada	4,663	2,648	13,793	7,299
U.S.	4,566	3,814	15,322	11,048
Global Wealth and Asset Management	1,632	1,530	5,896	5,267
Corporate and Other	484	257	1,732	(24)
Total revenue	**$ 14,917**	**$ 9,239**	**$ 48,739**	**$ 29,641**

Differences between IFRS and Hong Kong Financial Reporting Standards

Manulife's Consolidated Financial Statements are presented in accordance with IFRS. Upon issuance of IFRS 17 "Insurance Contracts" effective January 1, 2023, there is no longer any material difference between IFRS and Hong Kong Financial Reporting Standards.

IFRS and Hong Kong Regulatory Requirements

Insurers in Hong Kong are required by the Insurance Authority to meet minimum solvency requirements. As at December 31, 2023, the Company's business that falls within the scope of these requirements has sufficient assets to meet the minimum solvency requirements under both Hong Kong regulatory requirements and IFRS.

Outstanding Common Shares

As at January 31, 2024, MFC had 1,806,118,020 common shares outstanding.

Additional Information Available

Additional information relating to Manulife, including MFC's Annual Information Form, is available on the Company's website at www.manulife.com and on the SEDAR+ website at www.sedarplus.ca.

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Manulife Financial Corporation are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada. When alternative accounting methods exist, or when estimates and judgment are required, management has selected those amounts that present the Company's financial position and results of operations in a manner most appropriate to the circumstances.

Appropriate systems of internal control, policies and procedures have been maintained to ensure that financial information is both relevant and reliable. The systems of internal control are assessed on an ongoing basis by management and the Company's internal audit department.

The actuary appointed by the Board of Directors (the "Appointed Actuary") is responsible for ensuring that assumptions and methods used in the determination of policy liabilities are appropriate to the circumstances and that reserves will be adequate to meet the Company's future obligations under insurance and annuity contracts.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. These responsibilities are carried out primarily through an Audit Committee of unrelated and independent directors appointed by the Board of Directors.

The Audit Committee meets periodically with management, the internal auditors, the peer reviewers, the external auditors and the Appointed Actuary to discuss internal control over the financial reporting process, auditing matters and financial reporting issues. The Audit Committee reviews the consolidated financial statements prepared by management, and then recommends them to the Board of Directors for approval. The Audit Committee also recommends to the Board of Directors for approval the appointment of external auditors and their fees.

The consolidated financial statements have been audited by the Company's external auditors, Ernst & Young LLP, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to management and the Audit Committee.



Roy Gori
President and Chief Executive Officer



Colin Simpson
Chief Financial Officer

Toronto, Canada
February 14, 2024

Appointed Actuary's Report to the Policyholders and Shareholders

I have valued the policy liabilities of Manulife Financial Corporation for its Consolidated Statements of Financial Position as at December 31, 2023 and 2022 and their change in the Consolidated Statements of Income for the years then ended in accordance with International Financial Reporting Standards.

In my opinion, the amount of policy liabilities is appropriate for this purpose. The valuation conforms to accepted actuarial practice in Canada and the Consolidated Financial Statements fairly present the results of the valuation.

Steven Finch
Appointed Actuary

Toronto, Canada
February 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion

We have audited the consolidated financial statements of Manulife Financial Corporation (the Company), which comprise the consolidated statements of financial position as at December 31, 2023, December 31, 2022, and January 1, 2022 and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years ended December 31, 2023 and 2022, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2023, December 31 2022, and January 1, 2022, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2023 and 2022, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

	IFRS 17 Insurance Contracts Adoption
Key Audit Matter	On January 1, 2023, the Company adopted IFRS 17 'Insurance Contracts' which replaced IFRS 4 'Insurance Contracts' with an effective date of January 1, 2022. As described in Note 25 'Adoption of IFRS 17' of the accompanying financial statements, the Company applied the Full Retrospective Approach to most contracts issued on or after January 1, 2021, and applied the Fair Value Approach for contracts issued prior to this date. Note 25 of the accompanying financial statements also provides quantitative and qualitative information on the impact of the new standard and certain accounting policy choices made by the Company.
	Auditing the Company's transition to IFRS 17 was complex as it related to the measurement of the Company's insurance contract liabilities including the transition Contractual Service Margin (transition CSM) included therein. This required the application of significant auditor judgment due to the complexity of the models, and in the determination of key assumptions, specifically the discount rate and risk adjustment relating to the measurement of the insurance contract liabilities, and the development of fair value assumptions used in the determination of the transition CSM. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the transition to the new standard for insurance contract liabilities including the transition CSM. The controls we tested included, among others, controls related to management's selection of accounting policies and the related determination of the transition approach, as well as controls related to the development of fair value and actuarial models, the integrity of data used, implementation of new systems and models, and assumption setting and implementation processes.
	To audit the impact of the Company's adoption of IFRS 17 on the insurance contract liabilities including the transition CSM, our audit procedures included, among others, involving our actuarial specialists to evaluate the related accounting policies, the elections involved in transition, and to assess the appropriateness of the determination of where the Full Retrospective Approach was impracticable. In relation to the key assumptions used in the measurement of the insurance contract liabilities including the transition CSM, with the involvement of our actuarial specialists, we assessed the appropriateness and consistency of key assumptions by comparing to publicly available market data, our knowledge of the products and the requirements of IFRS 17. These procedures also included testing underlying support and documentation, such as executed policyholder insurance contracts. We tested the methodology and calculations of the IFRS 17 insurance contract liabilities and transition CSM either through review of the calculation logic within the newly implemented models, or through calculating an independent estimate of the insurance contract liability for a sample of insurance contracts and comparing the results to those determined by the Company. In addition, we assessed the adequacy of the disclosures related to the adoption of IFRS 17.

	Valuation of Insurance Contract Liabilities
Key Audit Matter	The Company recorded insurance contract liabilities of $482 billion at December 31, 2023 on its consolidated statement of financial position, of which $355 billion as disclosed in Note 7 has been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk; and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions. Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 7 'Insurance and Reinsurance Contract Assets and Liabilities' of the consolidated financial statements. Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management. To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company's policies. We performed audit procedures over key assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent estimate of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the Company's results. In addition, we assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.
	Valuation of Invested Assets and Derivatives with Significant Non-Observable Market Inputs
Key Audit Matter	The Company recorded invested assets of $87.6 billion, as disclosed in Note 4 'Invested Assets and Investment Income', and derivative assets and liabilities of $0.6 billion and $2.7 billion, respectively, as disclosed in Note 5 'Derivative and Hedging Instruments' at December 31, 2023 within its consolidated statement of financial position which are both (a) measured at fair value and (b) classified as Level 3 within the Company's hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets and derivatives due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include discount rates, credit ratings and related spreads, expected future cash flows, transaction prices of comparable assets, volatilities, and correlations. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information', Note 4 'Invested Assets and Investment Income', and Note 5 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the valuation of these invested assets and derivatives was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation processes. The controls we tested related to, among other areas, management's determination and approval of assumptions and methodologies used in model-based valuations. To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company's policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable. We also performed independent investment valuations on a sample basis to evaluate management's recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets and derivatives.

	IFRS 9 Hedge Accounting
Key Audit Matter	The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of a group of the Company's insurance contract liabilities due to changes in the benchmark interest rate. Related to the application of this hedge, the Company recognized changes in value of the hedged items of ($53) million for the year ended December 31, 2023. The Company has also established relationships to hedge the risk of fair value changes of foreign currency denominated debt instruments attributable to changes in the benchmark interest rate and foreign exchange rates. Related to the application of this hedge, the Company recognized changes in value of the hedged items of $742 million for the year ended December 31, 2023. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 5 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the design and application of hedge accounting was complex and required the application of significant auditor judgment related to assessing the appropriateness of the designation of a risk component such as the benchmark interest rate and foreign exchange rate as eligible hedged items, that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination and amortization of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How Our Audit Addressed the Key Audit Matter	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the implementation of the above hedge strategies, the application and execution of those strategies, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls related to management's development and approval of the new strategies, the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination and amortization of the resulting accumulated fair value adjustments. To assess the Company's consistent application of these new hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our actuarial specialists to support our assessment of the eligibility of hedging the specific risk components. Our derivative specialists also supported our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination and amortization of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

Other Information

Management is responsible for the other information. The other information comprises:

- Management's Discussion and Analysis; and
- The information, other than the consolidated financial statements and our auditor's report thereon, in the 2023 Annual Report.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information, and in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

We obtained Management's Discussion and Analysis prior to the date of this auditor's report. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact in this auditor's report. We have nothing to report in this regard.

The 2023 Annual Report is expected to be made available to us after the date of the auditor's report. If, based on the work we will perform on this other information, we conclude there is a material misstatement of other information, we are required to report that fact to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

- Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report of independent registered public accounting firm unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this report of independent registered public accounting firm is Michael Cox.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Manulife Financial Corporation (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2023 and 2022, its consolidated financial performance and its consolidated cash flows for the years then ended, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 14, 2024, expressed an unqualified opinion thereon.

Adoption of New Accounting Standards

Adoption of IFRS 17 'Insurance Contracts'

As discussed in Note 2 'Accounting and Reporting Changes' to the accompanying consolidated financial statements, the Company adopted IFRS 17 'Insurance Contracts' on January 1, 2023, with an effective date of January 1, 2022. As explained below, auditing the Company's adoption of IFRS 17 was a critical audit matter.

Adoption of IFRS 9 'Financial Instruments'

As discussed in Note 2 'Accounting and Reporting Changes' to the accompanying consolidated financial statements, the Company changed its method of accounting for the classification and measurement of financial instruments due to the adoption of IFRS 9 'Financial Instruments'.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

	IFRS 17 Insurance Contracts Adoption
Description of the matter	On January 1, 2023, the Company adopted IFRS 17 'Insurance Contracts' which replaced IFRS 4 'Insurance Contracts' with an effective date of January 1, 2022. As described in Note 25 'Adoption of IFRS 17' of the accompanying financial statements, the Company applied the Full Retrospective Approach to most contracts issued on or after January 1, 2021, and applied the Fair Value Approach for contracts issued prior to this date. Note 25 of the accompanying financial statements also provides quantitative and qualitative information on the impact of the new standard and certain accounting policy choices made by the Company.
	Auditing the Company's transition to IFRS 17 was complex as it related to the measurement of the Company's insurance contract liabilities including the transition Contractual Service Margin (transition CSM) included therein. This required the application of significant auditor judgment due to the complexity of the models, and in the determination of key assumptions, specifically the discount rate and risk adjustment relating to the measurement of the insurance contract liabilities, and the development of fair value assumptions used in the determination of the transition CSM. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the transition to the new standard for insurance contract liabilities including the transition CSM. The controls we tested included, among others, controls related to management's selection of accounting policies and the related determination of the transition approach, as well as controls related to the development of fair value and actuarial models, the integrity of data used, implementation of new systems and models, and assumption setting and implementation processes.
	To audit the impact of the Company's adoption of IFRS 17 on the insurance contract liabilities including the transition CSM, our audit procedures included, among others, involving our actuarial specialists to evaluate the related accounting policies, the elections involved in transition, and to assess the appropriateness of the determination of where the Full Retrospective Approach was impracticable. In relation to the key assumptions used in the measurement of the insurance contract liabilities including the transition CSM, with the involvement of our actuarial specialists, we assessed the appropriateness and consistency of key assumptions by comparing to publicly available market data, our knowledge of the products and the requirements of IFRS 17. These procedures also included testing underlying support and documentation, such as executed policyholder insurance contracts. We tested the methodology and calculations of the IFRS 17 insurance contract liabilities and transition CSM either through review of the calculation logic within the newly implemented models, or through calculating an independent estimate of the insurance contract liability for a sample of insurance contracts and comparing the results to those determined by the Company. In addition, we assessed the adequacy of the disclosures related to the adoption of IFRS 17.
	Valuation of Insurance Contract Liabilities
Description of the matter	The Company recorded insurance contract liabilities of $482 billion at December 31, 2023 on its consolidated statement of financial position, of which $355 billion as disclosed in Note 7 has been measured under the variable fee approach (VFA) and the general measurement model (GMM). At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, which comprise of estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk; and (b) a contractual service margin (CSM), which represents the estimate of unearned profit the Company will recognize as it provides service under the insurance contracts. When projecting future cash flows for these insurance contract liabilities, the Company primarily uses deterministic projections using best estimate assumptions. Key assumptions are subjective and complex and include mortality, morbidity, investment returns, policy termination rates, premium persistency, directly attributable expenses, taxes, and policyholder dividends. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 7 'Insurance and Reinsurance Contract Assets and Liabilities' of the consolidated financial statements.
	Auditing the valuation of these insurance contract liabilities was complex and required the application of significant auditor judgment due to the complexity of the cash flow models, the selection and use of assumptions, and the interrelationship of these variables in measuring insurance contract liabilities. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation of insurance contract liabilities. The controls we tested related to, among other areas, actuarial methodology, integrity of data used, controls over relevant information technology, and the assumption setting and implementation processes used by management.
	To test the valuation of insurance contract liabilities, our audit procedures included, among other procedures, involving our actuarial specialists to assess the methodology and assumptions with respect to compliance with the Company's policies. We performed audit procedures over key assumptions, including the implementation of those assumptions into the models. These procedures included testing underlying support and documentation, including reviewing a sample of experience studies supporting specific assumptions, challenging the nature, timing, and completeness of changes recorded, and assessing whether individual changes were errors or refinements of estimates. We also tested the methodology and calculation of the insurance contract liabilities through both review of the calculation logic within the models, and through calculating an independent estimate of the fulfillment cashflows for a sample of insurance contracts and comparing the results to those determined by the Company. Additionally, we have performed an independent calculation of the CSM for a sample of groups of insurance contracts and compared the amounts to the Company's results. In addition, we assessed the adequacy of the disclosures related to the valuation of insurance contract liabilities.

	Valuation of Invested Assets and Derivatives with Significant Non-Observable Market Inputs
Description of the matter	The Company recorded invested assets of $87.6 billion, as disclosed in Note 4 'Invested Assets and Investment Income', and derivative assets and liabilities of $0.6 billion and $2.7 billion, respectively, as disclosed in Note 5 'Derivative and Hedging Instruments' at December 31, 2023 within its consolidated statement of financial position which are both (a) measured at fair value and (b) classified as Level 3 within the Company's hierarchy of fair value measurements. The Level 3 invested assets include private placements, commercial mortgages, real estate, timber and agriculture, and private equities valued using internal models. There is increased measurement uncertainty in determining the fair value of these invested assets and derivatives due to volatility in the current economic environment. Fair values are based on internal models or third-party appraisals that incorporate assumptions with a high-level of subjectivity. Examples of such assumptions include discount rates, credit ratings and related spreads, expected future cash flows, transaction prices of comparable assets, volatilities, and correlations. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information', Note 4 'Invested Assets and Investment Income', and Note 5 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the valuation of these invested assets and derivatives was complex and required the application of significant auditor judgment in assessing the valuation methodologies and non-observable inputs used. The valuation is sensitive to the significant non-observable market inputs described above, which are inherently forward-looking and could be affected by future economic and market conditions. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the valuation processes. The controls we tested related to, among other areas, management's determination and approval of assumptions and methodologies used in model-based valuations. To test the valuation, our audit procedures included, among other procedures, involving our valuation specialists to assess the methodologies and significant assumptions used by management. These procedures included assessing the valuation methodologies used with respect to the Company's policies, valuation guidelines, and industry practice and comparing a sample of valuation assumptions used against benchmarks including comparable transactions where applicable. We also performed independent investment valuations on a sample basis to evaluate management's recorded values. In addition, we assessed the adequacy of the disclosures related to the valuation of invested assets and derivatives.
	IFRS 9 Hedge Accounting
Description of the matter	The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income and financial risk of insurance contract liabilities and financial assets in other comprehensive income. Specifically, the Company has established relationships to hedge the fair value changes of a group of the Company's insurance contract liabilities due to changes in the benchmark interest rate. Related to the application of this hedge, the Company recognized changes in value of the hedged items of ($53) million for the year ended December 31, 2023. The Company has also established relationships to hedge the risk of fair value changes of foreign currency denominated debt instruments attributable to changes in the benchmark interest rate and foreign exchange rates. Related to the application of this hedge, the Company recognized changes in value of the hedged items of $742 million for the year ended December 31, 2023. Disclosures on this matter are found in Note 1 'Nature of Operations and Material Accounting Policy Information' and Note 5 'Derivative and Hedging Instruments' of the consolidated financial statements. Auditing the design and application of hedge accounting was complex and required the application of significant auditor judgment related to assessing the appropriateness of the designation of a risk component such as the benchmark interest rate and foreign exchange rate as eligible hedged items, that the hedge ratio between the hedging instrument and the hedged item was consistent with the risk objectives, and the determination and amortization of the resulting accumulated fair value adjustments. The audit effort involved professionals with specialized skills and knowledge to assist in evaluating the audit evidence obtained.
How we addressed the matter in our audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of management's controls over the implementation of the above hedge strategies, the application and execution of those strategies, and the measurements of the accumulated fair value adjustments. The controls we tested included, among others, controls related to management's development and approval of the new strategies, the review of the completeness, accuracy, and eligibility of the hedged items and hedging instruments included in the hedging relationships, determination of the hedge ratio between the hedging instrument and the hedged item with reference to the risk objectives, and the determination and amortization of the resulting accumulated fair value adjustments. To assess the Company's consistent application of these new hedge accounting strategies under IFRS 9, our audit procedures included, among other procedures, involving our actuarial specialists to support our assessment of the eligibility of hedging the specific risk components. Our derivative specialists also supported our independent testing of the application of the hedge ratio by the Company and the valuation of a sample of the accumulated fair value adjustments. Other procedures performed include testing over the completeness and accuracy of the hedged items and hedging instruments designated in these relationships and the determination and amortization of the resulting accumulated fair value adjustments. In addition, we assessed the adequacy of the disclosures related to hedge accounting.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as Manulife Financial Corporation's auditor since 1905.

Toronto, Canada
February 14, 2024

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Manulife Financial Corporation

Opinion on Internal Control over Financial Reporting

We have audited Manulife Financial Corporation's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Manulife Financial Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Consolidated Statements of Financial Position of the Company as of December 31, 2023 and 2022, and the related Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the years then ended, and the related notes and our report dated February 14, 2024, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management's Report on Internal Control Over Financial Reporting contained in the Management's Discussion and Analysis. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
February 14, 2024

Consolidated Statements of Financial Position

As at (Canadian $ in millions)	December 31, 2023	Restated (note 2) December 31, 2022	Restated (note 2) January 1, 2022
Assets			
Cash and short-term securities	$ 20,338	$ 19,153	$ 22,594
Debt securities	212,149	203,842	224,139
Public equities	25,531	23,519	28,067
Mortgages	52,421	51,765	53,948
Private placements	45,606	42,010	47,289
Loans to Bank clients	2,436	2,781	2,506
Real estate	13,049	14,269	14,269
Other invested assets	45,680	42,803	35,291
Total invested assets (note 4)	417,210	400,142	428,103
Other assets			
Accrued investment income	2,678	2,635	2,428
Derivatives (note 5)	8,546	8,588	17,503
Insurance contract assets (note 7)	145	673	972
Reinsurance contract held assets (note 7)	42,651	45,871	52,829
Deferred tax assets	6,739	6,708	7,767
Goodwill and intangible assets (note 6)	10,310	10,519	9,919
Miscellaneous	9,751	9,991	8,911
Total other assets	80,820	84,985	100,329
Segregated funds net assets (note 23)	377,544	348,562	399,788
Total assets	$ 875,574	$ 833,689	$ 928,220
Liabilities and Equity			
Liabilities			
Insurance contract liabilities, excluding those for account of segregated fund holders (note 7)	$ 367,996	$ 354,849	$ 405,621
Reinsurance contract held liabilities (note 7)	2,831	2,391	2,079
Investment contract liabilities (note 8)	11,816	10,079	10,064
Deposits from Bank clients	21,616	22,507	20,720
Derivatives (note 5)	11,730	14,289	10,038
Deferred tax liabilities	1,697	1,536	1,713
Other liabilities	18,879	18,894	19,443
Long-term debt (note 10)	6,071	6,234	4,882
Capital instruments (note 11)	6,667	6,122	6,980
Total liabilities, excluding those for account of segregated fund holders	449,303	436,901	481,540
Insurance contract liabilities for account of segregated fund holders (note 7)	114,143	110,216	130,836
Investment contract liabilities for account of segregated fund holders	263,401	238,346	268,952
Insurance and investment contract liabilities for account of segregated fund holders (note 23)	377,544	348,562	399,788
Total liabilities	826,847	785,463	881,328
Equity			
Preferred shares and other equity (note 12)	6,660	6,660	6,381
Common shares (note 12)	21,527	22,178	23,093
Contributed surplus	222	238	262
Shareholders and other equity holders' retained earnings	4,819	3,947	9,656
Shareholders and other equity holders' accumulated other comprehensive income (loss) ("AOCI"):			
Insurance finance income (expenses)	30,010	38,057	(17,117)
Reinsurance finance income (expenses)	(4,634)	(5,410)	984
Fair value through other comprehensive income ("OCI") investments	(16,262)	(24,645)	17,764
Translation of foreign operations	4,801	5,918	4,578
Other	(104)	(67)	(246)
Total shareholders and other equity holders' equity	47,039	46,876	45,355
Participating policyholders' equity	257	(77)	101
Non-controlling interests	1,431	1,427	1,436
Total equity	48,727	48,226	46,892
Total liabilities and equity	$ 875,574	$ 833,689	$ 928,220

The accompanying notes are an integral part of these Consolidated Financial Statements.



Roy Gori
President and Chief Executive Officer



Don Lindsay
Chair of the Board of Directors

Consolidated Statements of Income

For the years ended December 31, (Canadian $ in millions except per share amounts)	2023	Restated (note 2) 2022
Insurance service result		
Insurance revenue (note 7)	**$ 23,972**	$ 23,118
Insurance service expenses (note 7)	**(19,382)**	(19,335)
Net expenses from reinsurance contracts held (note 7)	**(613)**	(623)
Total insurance service result	**3,977**	3,160
Investment result		
Investment income (note 4)		
Investment income	**16,180**	15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities	**3,138**	(13,646)
Investment expenses	**(1,297)**	(1,221)
Net investment income (loss)	**18,021**	337
Insurance finance income (expenses) and effect of movement in foreign exchange rates (note 7)	**(13,894)**	(6,616)
Reinsurance finance income (expenses) and effect of movement in foreign exchange rates (note 7)	**(734)**	309
Decrease (increase) in investment contract liabilities	**(435)**	(399)
	2,958	(6,369)
Segregated funds investment result (note 23)		
Investment income related to segregated funds net assets	**49,346**	(56,487)
Financial changes related to insurance and investment contract liabilities for account of segregated fund holders	**(49,346)**	56,487
Net segregated funds investment result	**–**	–
Total investment result	**2,958**	(6,369)
Other revenue (note 14)	**6,746**	6,186
General expenses	**(4,330)**	(3,731)
Commissions related to non-insurance contracts	**(1,345)**	(1,333)
Interest expenses	**(1,554)**	(1,051)
Net income (loss) before income taxes	**6,452**	(3,138)
Income tax recoveries (expenses)	**(845)**	1,159
Net income (loss)	**$ 5,607**	$ (1,979)
Net income (loss) attributed to:		
Non-controlling interests	**$ 144**	$ 121
Participating policyholders	**360**	(167)
Shareholders and other equity holders	**5,103**	(1,933)
	$ 5,607	$ (1,979)
Net income (loss) attributed to shareholders	**$ 5,103**	$ (1,933)
Preferred share dividends and other equity distributions	**(303)**	(260)
Common shareholders' net income (loss)	**$ 4,800**	$ (2,193)
Earnings per share		
Basic earnings per common share (note 12)	**$ 2.62**	$ (1.15)
Diluted earnings per common share (note 12)	**2.61**	(1.15)
Dividends per common share	**1.46**	1.32

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Comprehensive Income

For the years ended December 31, (Canadian $ in millions)		2023	Restated (note 2) 2022
Net income (loss)	$	**5,607**	$ (1,979)
Other comprehensive income (loss) ("OCI"), net of tax:			
Items that may be subsequently reclassified to net income:			
Foreign exchange gains (losses) on:			
Translation of foreign operations		**(1,301)**	1,755
Net investment hedges		**183**	(415)
Insurance finance income (expenses)		**(9,745)**	58,772
Reinsurance finance income (expenses)		**787**	(6,364)
Fair value through OCI investments:			
Unrealized gains (losses) arising during the year on assets supporting insurance and investment contract liabilities		**9,251**	(47,494)
Reclassification of net realized gains (losses) and provision for credit losses recognized in income		**256**	1,347
Other		**37**	159
Total items that may be subsequently reclassified to net income		**(532)**	7,760
Items that will not be reclassified to net income		**(70)**	16
Other comprehensive income (loss), net of tax		**(602)**	7,776
Total comprehensive income (loss), net of tax	$	**5,005**	$ 5,797
Total comprehensive income (loss) attributed to:			
Non-controlling interests	$	**18**	$ 17
Participating policyholders		**334**	(177)
Shareholders and other equity holders		**4,653**	5,957

Income Taxes included in Other Comprehensive Income

For the years ended December 31, (Canadian $ in millions)		2023	Restated (note 2) 2022
Income tax expenses (recoveries) on:			
Unrealized foreign exchange gains (losses) on translation of foreign operations	$	**(1)**	$ 2
Unrealized foreign exchange gains (losses) on net investment hedges		**13**	(29)
Insurance / reinsurance finance income (expenses)		**(1,853)**	12,002
Unrealized gains (losses) on fair value through OCI investments		**1,863**	(9,599)
Reclassification of net realized gains (losses) on fair value through OCI investments		**(8)**	270
Other		**(20)**	65
Total income tax expenses (recoveries)	$	**(6)**	$ 2,711

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Changes in Equity

For the years ended December 31, (Canadian $ in millions)	2023	Restated (note 2) 2022
Preferred shares and other equity		
Balance, beginning of year	$ **6,660**	$ 6,381
Issued (note 12)	**–**	1,000
Redeemed (note 12)	**–**	(711)
Issuance costs, net of tax	**–**	(10)
Balance, end of year	**6,660**	6,660
Common shares		
Balance, beginning of year	**22,178**	23,093
Repurchased (note 12)	**(745)**	(938)
Issued on exercise of stock options and deferred share units	**94**	23
Balance, end of year	**21,527**	22,178
Contributed surplus		
Balance, beginning of year	**238**	262
Exercise of stock options and deferred share units	**(18)**	(4)
Stock option expense	**2**	5
Acquisition of non-controlling interest	**–**	(25)
Balance, end of year	**222**	238
Shareholders' and other equity holders' retained earnings		
Balance, beginning of year	**3,947**	23,492
Opening adjustment of insurance contracts at adoption of IFRS 17	**–**	(3,191)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	**(409)**	(10,645)
Restated balance, beginning of year	**3,538**	9,656
Net income (loss) attributed to shareholders and other equity holders	**5,103**	(1,933)
Common shares repurchased (note 12)	**(850)**	(946)
Preferred share dividends and other equity distributions	**(303)**	(260)
Preferred shares redeemed (note 12)	**–**	(14)
Common share dividends	**(2,669)**	(2,513)
Acquisition of non-controlling interest	**–**	(43)
Balance, end of year	**4,819**	3,947
Shareholders' and other equity holders' accumulated other comprehensive income (loss) ("AOCI")		
Balance, beginning of year	**13,853**	5,180
Opening adjustment of insurance contracts at adoption of IFRS 17	**–**	(16,133)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	**408**	16,916
Restated balance, beginning of year	**14,261**	5,963
Change in unrealized foreign exchange gains (losses) on net foreign operations	**(1,117)**	1,340
Changes in insurance / reinsurance finance income (expenses)	**(7,222)**	48,780
Change in unrealized gains (losses) on fair value through OCI investments	**7,923**	(42,407)
Other changes in OCI attributed to shareholders and other equity holders	**(34)**	177
Balance, end of year	**13,811**	13,853
Total shareholders' and other equity holders' equity, end of year	**47,039**	46,876
Participating policyholders' equity		
Balance, beginning of year	**(77)**	(1,233)
Opening adjustment of insurance contracts at adoption of IFRS 17	**–**	707
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	**–**	626
Restated balance, beginning of year	**(77)**	100
Net income (loss) attributed to participating policyholders	**360**	(167)
Other comprehensive income (losses) attributed to policyholders	**(26)**	(10)
Balance, end of year	**257**	(77)
Non-controlling interests		
Balance, beginning of year	**1,427**	1,694
Opening adjustment of insurance contracts at adoption of IFRS 17	**–**	(258)
Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17	**–**	–
Restated balance, beginning of year	**1,427**	1,436
Net income (loss) attributed to non-controlling interests	**144**	121
Other comprehensive income (losses) attributed to non-controlling interests	**(126)**	(104)
Contributions (distributions and acquisition), net	**(14)**	(26)
Balance, end of year	**1,431**	1,427
Total equity, end of year	$ **48,727**	$ 48,226

The accompanying notes are an integral part of these Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For the years ended December 31, (Canadian $ in millions)	2023	Restated (note 2) 2022
Operating activities		
Net income (loss)	$ **5,607**	$ (1,979)
Adjustments:		
Increase (decrease) in net insurance contract liabilities (note 7)	**10,697**	5,016
Increase (decrease) in investment contract liabilities	**435**	399
(Increase) decrease in reinsurance contract assets, excluding reinsurance transaction noted below (note 7)	**974**	710
Amortization of (premium) discount on invested assets	**(141)**	(131)
Contractual service margin ("CSM") amortization	**(1,998)**	(1,993)
Other amortization	**581**	519
Net realized and unrealized (gains) losses and impairment on assets	**(2,845)**	13,660
Deferred income tax expenses (recoveries)	**470**	(1,994)
Stock option expense	**2**	5
Gain on U.S. variable annuity reinsurance transaction (pre-tax) (note 7)	**–**	(1,070)
Gain on derecognition of joint venture interest during Manulife Fund Management Co., Ltd. acquisition (pre-tax) (notes 3 & 6)	**–**	(95)
Cash provided by operating activities before undernoted items	**13,782**	13,047
Changes in policy related and operating receivables and payables	**6,641**	4,958
Cash decrease due to U.S. variable annuity reinsurance transaction (note 7)	**–**	(1,377)
Cash provided by (used in) operating activities	**20,423**	16,628
Investing activities		
Purchases and mortgage advances	**(84,021)**	(111,558)
Disposals and repayments	**70,281**	93,407
Change in investment broker net receivables and payables	**21**	(67)
Net cash increase (decrease) from sale (purchase) of subsidiaries	**(1)**	(182)
Cash provided by (used in) investing activities	**(13,720)**	(18,400)
Financing activities		
Change in repurchase agreements and securities sold but not yet purchased	**(693)**	346
Issue of long-term debt (note 10)	**–**	946
Issue of capital instruments, net (note 11)	**1,194**	–
Redemption of capital instruments (note 11)	**(600)**	(1,000)
Secured borrowing from securitization transactions	**537**	437
Change in deposits from Bank clients, net	**(895)**	1,703
Lease payments	**(98)**	(120)
Shareholders' dividends and other equity distributions	**(2,972)**	(2,787)
Contributions from (distributions to) non-controlling interests, net	**(14)**	(51)
Common shares repurchased (note 12)	**(1,595)**	(1,884)
Common shares issued, net (note 12)	**94**	23
Preferred shares and other equity issued, net (note 12)	**–**	990
Preferred shares redeemed, net (note 12)	**–**	(711)
Cash provided by (used in) financing activities	**(5,042)**	(2,108)
Cash and short-term securities		
Increase (decrease) during the year	**1,661**	(3,880)
Effect of foreign exchange rate changes on cash and short-term securities	**(412)**	585
Balance, beginning of year	**18,635**	21,930
Balance, end of year	**19,884**	18,635
Cash and short-term securities		
Beginning of year		
Gross cash and short-term securities	**19,153**	22,594
Net payments in transit, included in other liabilities	**(518)**	(664)
Net cash and short-term securities, beginning of year	**18,635**	21,930
End of year		
Gross cash and short-term securities	**20,338**	19,153
Net payments in transit, included in other liabilities	**(454)**	(518)
Net cash and short-term securities, end of year	$ **19,884**	$ 18,635
Supplemental disclosures on cash flow information		
Interest received	$ **12,768**	$ 11,873
Interest paid	**1,548**	955
Income taxes paid	**436**	1,238

The accompanying notes are an integral part of these Consolidated Financial Statements.

Notes to Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Canadian $ in millions except per share amounts or unless otherwise stated)

Note 1   Nature of Operations and Material Accounting Policy Information

(a) Reporting entity

Manulife Financial Corporation ("MFC") is a publicly traded company and the holding company of The Manufacturers Life Insurance Company ("MLI"), a Canadian life insurance company. MFC, including its subsidiaries (collectively, "Manulife" or the "Company") is a leading financial services group with principal operations in Asia, Canada and the United States. Manulife's international network of employees, agents and distribution partners offers financial protection and wealth management products and services to personal and business clients as well as asset management services to institutional customers. The Company operates as Manulife in Asia and Canada and as John Hancock and Manulife in the United States.

MFC is domiciled in Canada and incorporated under the Insurance Companies Act (Canada) ("ICA"). These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

These Consolidated Financial Statements as at and for the year ended December 31, 2023 were authorized for issue by MFC's Board of Directors on February 14, 2024.

(b) Basis of preparation

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities as at the date of the Consolidated Financial Statements, and the reported amounts of insurance service, investment result, and other revenue and expenses during the reporting periods. Actual results may differ from these estimates. The most significant estimation processes relate to evaluating assumptions used in measuring insurance and investment contract liabilities and reinsurance contracts held liabilities, assessing assets for impairment, determining pension and other post-employment benefit obligation and expense assumptions, determining income taxes and uncertain tax positions, and estimating fair values of certain invested assets. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimates are revised and in any future years affected. Although some variability is inherent in these estimates, management believes that the amounts recorded are appropriate. The material accounting policies used and the most significant judgments made by management in applying these accounting policies in the preparation of these Consolidated Financial Statements are summarized below.

The Company's results and operations have been and may continue to be adversely impacted by the economic environment. The adverse effects include but are not limited to recessionary economic trends in markets the Company operates in, significant market volatility, increase in credit risk, strain on commodity markets and alternative long duration asset ("ALDA") prices, foreign currency exchange rate volatility, increases in insurance claims, persistency and redemptions, and disruption of business operations. The breadth and depth of these events and their duration contribute additional uncertainty around estimates used in determining the carrying value of certain assets and liabilities included in these Consolidated Financial Statements.

The Company has applied appropriate measurement techniques using reasonable judgment and estimates from the perspective of a market participant to reflect current economic conditions. The impact of these techniques has been reflected in these Consolidated Financial Statements. Changes in the inputs used could materially impact the respective carrying values.

(c) Fair value measurement

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (not a forced liquidation or distress sale) between market participants at the measurement date; fair value is an exit value.

When available, quoted market prices are used to determine fair value. If quoted market prices are not available, fair value is typically based upon alternative valuation techniques such as discounted cash flows, matrix pricing, consensus pricing services and other techniques. Broker quotes are generally used when external public vendor prices are not available.

The Company has a valuation process in place that includes a review of price movements relative to the market, a comparison of prices between vendors, and a comparison to internal matrix pricing which uses predominantly external observable data. Judgment is applied in adjusting external observable data for items including liquidity and credit factors.

The Company categorizes its fair value measurement results according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques based on their reliability. A level is assigned to each fair value measurement based on the lowest level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Fair value measurements that reflect unadjusted, quoted prices in active markets for identical assets and liabilities that the Company can access at the measurement date, reflecting market transactions.

Level 2 – Fair value measurements using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs that are observable that are not prices (such as interest rates, credit risks, etc.) and inputs that are derived from or corroborated by observable market data. Most debt investments are classified within Level 2. Also, included in the Level 2 category are derivative instruments that are priced using models with observable market inputs, including interest rate swaps, equity swaps, credit default swaps and foreign currency forward contracts.

Level 3 – Fair value measurements using significant non-market observable inputs. These include valuations for assets and liabilities that are derived using data, some or all of which is not market observable, including assumptions about risk. Level 3 security valuations include less liquid investments such as real estate, other invested assets, timber investments held within segregated funds, certain long-duration bonds and other investments that have little or no price transparency. Certain derivative financial instrument valuations are also included in Level 3.

(d) Basis of consolidation

MFC consolidates the financial statements of all entities it controls, including certain structured entities. Subsidiaries are entities controlled by the Company. The Company has control over an entity when the Company has the power to govern the financial and operating policies of the entity and is exposed to variable returns from its activities which are significant in relation to the total variable returns of the entity and the Company is able to use its power over the entity to affect the Company's share of variable returns of the entity. In assessing control, significant judgment is applied while considering all relevant facts and circumstances. When assessing decision making power over an entity, the Company considers the extent of its rights relative to the management of the entity, the level of voting rights held over the entity which are potentially or presently exercisable, the existence of any contractual management agreements which may provide the Company with power over the entity's financial and operating policies, and to the extent of other parties' ownership in the entity, if any, the possibility for de facto control being present. When assessing variable returns from an entity, the Company considers the significance of direct and indirect financial and non-financial variable returns to the Company from the entity's activities in addition to the proportionate significance of such returns to the total variability of the entity. The Company also considers the degree to which its interests are aligned with those of other parties investing in the entity and the degree to which the Company may act in its own interest while interacting with the entity.

The financial statements of subsidiaries are included in MFC's consolidated results from the date control is established and are excluded from consolidation from the date control ceases. The initial control assessment is performed at inception of the Company's involvement with the entity and is reconsidered if the Company acquires or loses power over key operating and financial policies of the entity; acquires additional interests or disposes of interests in the entity; the contractual arrangements of the entity are amended such that the Company's proportionate exposure to variable returns changes; or if the Company's ability to use its power to affect its variable returns from the entity changes. A change in control may lead to gains or losses on derecognition of a subsidiary when losing control, or on derecognition of previous interests in a subsidiary when gaining control.

The Company's Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. Intercompany balances, and revenue and expenses arising from intercompany transactions, have been eliminated in preparing the Consolidated Financial Statements.

Non-controlling interests are interests of other parties in the equity of MFC's subsidiaries and are presented within total equity, separate from the equity of MFC's participating policyholders and shareholders. Non-controlling interests in the net income and other comprehensive income ("OCI") of MFC's subsidiaries are included in total net income and total OCI, respectively. An exception to this occurs where the subsidiary's shares are either puttable by the other parties or are redeemable for cash on a fixed or determinable date, in which case other parties' interests in the subsidiary's capital are presented as liabilities of the Company and other parties' interests in the subsidiary's net income and OCI are recorded as expenses of the Company.

The equity method of accounting is used to account for entities over which the Company has significant influence or joint control ("associates" or "joint ventures"), whereby the Company records its share of the associate's or joint venture's net assets and financial results using uniform accounting policies for similar transactions and events. Significant judgment is used to determine whether voting rights, contractual management rights and other relationships with the entity, if any, provide the Company with significant influence or joint control over the entity. Gains and losses on the sale of associates or joint ventures are included in income when realized, while impairment losses are recognized immediately when there is objective evidence of impairment. Gains and losses on commercial transactions with associates or joint ventures are eliminated to the extent of the Company's interest in the equity of the associate or joint venture. Investments in associates and joint ventures are included in other invested assets on the Company's Consolidated Statements of Financial Position.

(e) Invested assets

Invested assets are recognized initially at fair value plus, in the case of investments not classified as fair value through profit or loss ("FVTPL"), directly attributable transaction costs. Invested assets that are considered financial instruments are classified as fair value through other comprehensive income ("FVOCI"), FVTPL or as amortized cost. The Company determines the classification of its financial assets at initial recognition.

The classification of invested assets which are financial instruments depends on their contractual terms and the Company's business model for managing the assets.

The Company assesses the contractual terms of the assets to determine whether their terms give rise on specified dates to cash flows that are solely payments of principal and interest ("SPPI") on the principal amount outstanding. Only debt instruments may have SPPI cash flows. The most significant elements of interest within a lending arrangement are typically the consideration for the time value of money and credit risk. To make the SPPI assessment, the Company applies judgement and considers relevant factors such as prepayment and redemption rights, conversion features, and subordination of the instrument to other instruments of the issuer. An asset with contractual terms that introduce a more than de minimis exposure to risks of not collecting principal or interest would not meet the SPPI test.

Debt instruments which qualify as having SPPI cash flows are classified as amortized cost or FVOCI based on the business model under which they are held. If held within a business model whose objective is to hold the assets in order to collect contractual cash flows, they are classified as amortized cost. If held within a business model whose objective is achieved by both collecting contractual cash flows and selling the assets, they are classified as FVOCI. In either case, the Company may designate them as FVTPL in order to reduce accounting mismatches with FVTPL liabilities they support. Debt instruments which fail the SPPI test are required to be measured at FVTPL. To identify the business model financial assets are held within, considerations include the business purpose of the portfolio they are held within, the risks that are being managed and the business activities which manage the risks, the basis on which performance of the portfolio is being evaluated, and the frequency and significance of sales activity within the portfolio.

Realized and unrealized gains and losses on debt instruments classified as FVTPL and realized gains and losses on debt instruments held at FVOCI or amortized cost are recognized in investment income immediately. Unrealized gains and losses on FVOCI debt investments are recorded in OCI, except for unrealized gains and losses on foreign currency translation which are included in income.

Investments in equities which are accounted for as financial instruments are not subject to the SPPI test and are accounted for as FVTPL.

Valuation methods for the Company's invested assets are described above in note 1 (c). All fair value valuations are performed in accordance with IFRS 13 "Fair Value Measurement". Disclosure of financial instruments carried at fair value within the three levels of the fair value hierarchy and disclosure of the fair value for financial instruments not carried at fair value on the Consolidated Statements of Financial Position are presented in note 4. Fair value valuations are performed by the Company and by third-party service providers. When third-party service providers are engaged, the Company performs a variety of procedures to corroborate pricing information. These procedures may include, but are not limited to, inquiry and review of valuation techniques, and of inputs to the valuation and vendor controls reports.

Cash and short-term securities comprise cash, current operating accounts, overnight bank and term deposits, and debt instruments held for meeting short-term cash commitments. Short-term securities are carried at fair value. Short-term securities comprise investments due to mature within one year of the date of purchase. Commercial paper and discount notes are classified as Level 2 for fair value purposes because these instruments are typically not actively traded. Net payments in transit and overdraft bank balances are included in other liabilities.

Debt securities are carried at fair value or amortized cost. Debt investments are generally valued by independent pricing vendors using proprietary pricing models incorporating current market inputs for similar investments with comparable terms and credit quality (matrix pricing). The significant inputs include, but are not limited to, yield curves, credit risks and spreads, prepayment rates and volatility of these inputs. Debt investments are classified as Level 2 but can be Level 3 if significant inputs are not market observable.

Public equities comprise of common and preferred equities and shares or units of mutual funds and are carried at fair value. Public equities are generally classified as Level 1, as fair values are normally based on quoted market prices. Realized and unrealized gains and losses on equities designated as FVTPL are recognized in investment income immediately. The Company's risk management policies and procedures related to equities can be found in the denoted components of the "Risk Management and Risk Factors" section of the Company's 2023 Management's Discussion and Analysis ("MD&A").

Mortgages are classified as Level 3 for fair value purposes due to the lack of market observability of certain significant valuation inputs.

The Company accounts for insured and uninsured mortgage securitizations as secured financing transactions since the criteria for sale accounting of securitized mortgages are not met. For these transactions, the Company continues to recognize the mortgages and records a liability in other liabilities for the amounts owed at maturity. Interest income from these mortgages and interest expense on the borrowings are recorded using the effective interest rate ("EIR") method.

Private placements, which include corporate loans for which there is no active market, are generally classified as Level 2 for fair value disclosure purposes or as Level 3 if significant inputs are not market observable.

Loans to Manulife Bank of Canada ("Manulife Bank" or "Bank") clients are carried at amortized cost and are classified as Level 2 for fair value disclosure purposes.

Interest income is recognized on all debt instruments including securities, private placements, mortgages, and loans to Bank clients as it accrues and is calculated using the EIR method. Premiums, discounts and transaction costs are amortized over the life of the underlying investment using the effective yield method for all debt securities as well as private placements and mortgages.

The Company records purchases and sales of invested assets on a trade date basis. Loans originated by the Company are recognized on a settlement date basis.

Real estate consists of both own use and investment property. Own use property is carried at cost less accumulated depreciation and any accumulated impairment losses, or at revalued amount which is the fair value as at the most recent revaluation date minus accumulated amortization and any accumulated impairment losses. Depreciation is calculated based on the cost of an asset less its residual value and is recognized in income on a straight-line basis over the estimated useful life ranging from 30 to 60 years. Impairment losses are recorded in income to the extent the recoverable amount is less than the carrying amount. Own use property is classified as Level 3 for fair value disclosure purposes. Own use real estate properties which are underlying items for insurance contracts with direct participating features are measured at fair value as if they were investment properties, as permitted by IAS 16 "Property, Plant and Equipment" which was amended by IFRS 17 "Insurance Contracts" ("IFRS 17").

An investment property is a property held to earn rental income, for capital appreciation, or both. Investment properties are measured at fair value, with changes in fair value recognized in income. Fair value of own use properties and investment properties is determined using the same processes. Fair value for all properties is determined using external appraisals that are based on the highest and best use of the property. The valuation techniques include discounted cash flows, the direct capitalization method as well as comparable sales analysis and employ both observable and non-market observable inputs. Inputs include existing and assumed tenancies, market data from recent comparable transactions, future economic outlook and market risk assumptions, capitalization rates and internal rates of return. Investment properties are classified as Level 3 for fair value disclosure purposes.

When a property transfers from own use held at cost to investment property, any gain or loss arising on the re-measurement of the property and any associated leases to fair value as at the date of change in use is recognized in OCI, to the extent that it is not reversing a previous impairment loss. Reversals of impairment losses are recognized in income. When a property changes from investment property to own use held at cost, the property's deemed cost for subsequent accounting is its fair value as at the date of change in use.

Other invested assets include private equity investments and property investments held in infrastructure, timber, agriculture and energy sectors. Private equity investments are accounted for as associates or joint ventures using the equity method (as described in note 1 (d) above) or are classified as FVTPL and carried at fair value. Timber and agriculture properties which are own use properties are carried at cost except for their biological assets which are measured at fair value. Timber and agriculture properties which are investment properties are measured at fair value with changes in fair value recognized in income. The fair value of other invested assets is determined using a variety of valuation techniques as described in note 4. Other invested assets that are measured or disclosed at fair value are classified as Level 3.

Other invested assets also include investments in leveraged leases, which are accounted for using the equity method. The carrying value under the equity method reflects the amortized cost of the lease receivable and related non-recourse debt using the effective yield method.

Expected Credit Loss Impairment

The expected credit loss ("ECL") impairment allowance model applies to invested assets which are debt instruments and measured at FVOCI or amortized cost. ECL allowances are measured under four probability-weighted macroeconomic scenarios, which measure the difference between all contractual cash flows that are due to the Company in accordance with the contract and all the cash flows that the Company expects to receive, discounted at the original EIR. This process includes consideration of past events, current market conditions and reasonable supportable information about future economic conditions. Forward-looking macroeconomic variables used within the estimation models represent variables that are the most closely related with credit losses in the relevant portfolio.

The estimation and measurement of impairment losses requires significant judgement. These estimates are driven by many elements, changes in which can result in different levels of allowances. Elements include the estimation of the amount and timing of future cash flows, the Company's criteria for assessing if there has been a significant increase in credit risk ("SICR"), the selection of forward-looking macroeconomic scenarios and their probability weights, the application of expert credit judgment in the development of the models, inputs and, when applicable, overlay adjustments. It is the Company's practice to regularly review its models in the context of actual loss experience and adjust when necessary. The Company has implemented formal policies, procedures, and controls over all significant impairment processes.

The Company's definitions of default and credit-impaired are based on quantitative and qualitative factors. A financial instrument is considered to be in default when significant payments of interest, principal or fees are past due for more than 90 days, unless remedial arrangements with the issuer are in place. A financial instrument may be credit-impaired as a result of one or more loss events that occurred after the date of initial recognition of the instrument and the loss event has a negative impact on the estimated future cash flows of the instrument. This includes events that indicate or include: significant financial difficulty of the counterparty; a breach of contract; for economic or contractual reasons relating to the counterparty's financial difficulty, concessions are granted that would not otherwise be considered; it is becoming probable that the counterparty will enter bankruptcy or other financial reorganization; the disappearance of an active market for that financial asset because of the counterparty's financial difficulties; or the counterparty is considered to be in default by any of the major rating agencies such as S&P, Moody's and Fitch.

The ECL calculations include the following elements:

- Probability of default ("PD") is an estimate of the likelihood of default over a given time horizon.

- Loss given default ("LGD"), is an estimate of the loss arising on a future default. This is based on the difference between the contractual cash flows due and those that the Company expects to receive, including from collateral. It is based on credit default studies performed based on internal credit experience.

- Exposure at default ("EAD"), is an estimate of the exposure at a future default date, considering both the period of exposure and the amount of exposure at a given reporting date. The EADs are determined by modelling the range of possible exposure outcomes at various points in time, corresponding to the multiple economic scenarios. The probabilities are then assigned to each economic scenario based on the outcome of the models.

The Company measures ECLs using a three-stage approach:

- Stage 1 comprise all performing financial instruments that have not experienced a SICR since initial recognition. The determination of SICR varies by instrument and considers the relative change in the risk of default since origination. 12-month ECLs are recognized for all Stage 1 financial instruments. 12-month ECLs represent the portion of lifetime ECLs that result from default events possible within 12 months of the reporting date. These expected 12-month default probabilities are applied to a forecast EAD, multiplied by the expected LGD, and discounted by the original EIR. This calculation is made for each of four macroeconomic scenarios.

- Stage 2 comprise all performing financial instruments that have experienced a SICR since original recognition or have become 30 days in arrears for principal or interest payments, whichever happens first. When assets move to Stage 2, full lifetime ECLs are recognized, which represent ECLs that result from all possible default events over the remaining lifetime of the financial instrument. The mechanics are consistent with Stage 1, except PDs and LGDs are estimated over the remaining lifetime of the instrument instead of over the coming year. In subsequent reporting periods, if the credit risk of a financial instrument improves such that there is no longer a SICR compared to credit risk at initial recognition, the financial instrument will migrate back to Stage 1 and 12-month ECLs will be recognized.

- Stage 3 comprise financial instruments identified as credit-impaired. Similar to Stage 2 assets, full lifetime ECLs are recognized for Stage 3 financial instruments, but the PD is set at 100%. A Stage 3 ECL is calculated using the unpaid principal balance multiplied by LGD which reflects the difference between the asset's carrying amount and its discounted expected future cash flows.

Interest income is calculated based on the gross carrying amount for both Stage 1 and 2 exposures. Interest income on Stage 3 financial instruments is determined by applying the EIR to the amortized cost of the instrument, which represents the gross carrying amount adjusted for the credit loss allowance.

For Stage 1 and Stage 2 exposures, an ECL is generated for each individual exposure; however, the relevant parameters are modelled on a collective basis with all collective parameters captured by the individual security level. The exposures are grouped into smaller homogeneous portfolios, based on a combination of internal and external characteristics, such as origination details, balance history, sector, geographic location, and credit history. Stage 3 ECLs are either individually or collectively assessed, depending on the nature of the instrument and impairment.

In assessing whether credit risk has increased significantly, the risk of default occurring is compared over the remaining expected life from the reporting date and as at the date of initial recognition. The assessment varies by instrument and risk segment. The assessment incorporates internal credit risk ratings and a combination of security-specific and portfolio-level assessments, including the incorporation of forward-looking macroeconomic data. The assessment of SICR considers both absolute and relative thresholds. If contractual payments are more than 30 days past due, the credit risk is automatically deemed to have increased significantly since initial recognition.

When estimating ECLs, the four probability-weighted macroeconomic scenarios are considered. Economic forward-looking inputs vary by market. Depending on their usage in the models, macroeconomic inputs are projected at the country, province, or more granular level. Each macroeconomic scenario used includes a projection of all relevant macroeconomic variables for a five-year period, subsequently reverting to long-run averages. In order to achieve an unbiased estimate, economic data used in the models is supplied by an external source. This information is compared to other publicly available forecasts, and the scenarios are assigned a probability weighting based on statistical analysis and management judgment. Refer to note 9 (c).

The inputs and models used for calculating ECLs may not always capture all characteristics of the market at the date of the Consolidated Financial Statements.

Changes in the required ECL allowance are recorded in the provision for credit losses in the Consolidated Statements of Income. Invested assets are written off, either partially or in full, against the related allowance for credit losses when there is no realistic prospect of recovery in respect of those amounts. This is considered a partial or full derecognition of the financial asset. In subsequent periods, any recoveries of amounts previously written off are credited to the provision for credit losses.

(f) Goodwill and intangible assets
Goodwill represents the difference between the fair value of purchase consideration of an acquired business and the Company's proportionate share of the net identifiable assets acquired. It is initially recorded at cost and subsequently measured at cost less any accumulated impairment.

Goodwill is tested for impairment at least annually and whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable at the cash generating unit ("CGU") or group of CGUs level. The Company allocates goodwill to CGUs or group of CGUs for impairment testing at the lowest level within the Company where the goodwill is monitored for internal management purposes. The allocation is made to those CGUs or group of CGUs that are expected to benefit from the business combination in which the goodwill arose. Any potential impairment of goodwill is identified by comparing the recoverable amount with the carrying value of a CGU or group of

CGUs. Goodwill is reduced by the amount of deficiency, if any. If the deficiency exceeds the carrying amount of goodwill, the carrying values of the remaining assets in the CGU or group of CGUs are subject to being reduced by the remaining deficiency on a pro-rata basis.

The recoverable amount of a CGU or group of CGUs is the higher of the estimated fair value less costs to sell or the value-in-use of the CGU or group of CGUs. In assessing value-in-use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU or group of CGUs. In some cases, the most recent detailed calculation made in a prior period of a recoverable amount is used in the current period impairment testing. This is the case only if there are no significant changes to the CGU or group of CGUs, the likelihood of impairment is remote based on the analysis of current events and circumstances, and the most recently calculated recoverable amount substantially exceeded the current carrying amount of the CGU or group of CGUs.

Intangible assets with indefinite useful lives include the John Hancock brand name, certain investment management contracts and certain agricultural water rights. The indefinite useful life assessment for the John Hancock brand name is based on the brand name being protected by indefinitely renewable trademarks in markets where branded products are sold, and for certain investment management contracts based on the ability to renew these contracts indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful lives of these intangible assets. Certain agricultural water rights are held in perpetuity. An intangible asset with an indefinite useful life is not amortized but is subject to an annual impairment test which is performed more frequently if an indication that it is not recoverable arises.

Intangible assets with finite useful lives include acquired distribution networks, customer relationships, capitalized software, and certain investment management contracts and other contractual rights. Distribution networks, customer relationships, and other finite life intangible assets are amortized over their estimated useful lives, six to 68 years, either based on straight-line or in relation to other asset consumption metrics. Software intangible assets are amortized on a straight-line basis over their estimated useful lives of three to 10 years. Finite life intangible assets are assessed for indicators of impairment at each reporting period. If indication of impairment arises, these assets are tested for impairment.

(g) Miscellaneous assets

Miscellaneous assets include assets held in a rabbi trust with respect to unfunded defined benefit obligations, defined benefit assets and capital assets. Rabbi trust assets are carried at fair value. Defined benefit assets carrying value is explained in note 1 (o). Capital assets are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from two to 10 years.

(h) Segregated funds

The Company manages segregated funds on behalf of policyholders, which are presented as segregated funds net assets with offsetting insurance and investment contract liabilities for account of segregated fund holders in the amount of their account balances. The investment returns on these funds are passed directly to policyholders. In some cases, the Company has provided guarantees associated with these funds. Amounts invested by the Company in segregated funds for seed purposes are presented within invested asset categories based on the nature of the underlying investments.

Segregated funds net assets are measured at fair value and include investments in mutual funds, debt securities, equities, cash, short-term investments and other investments. With respect to the consolidation requirement of IFRS, in assessing the Company's degree of control over the underlying investments, the Company considers the scope of its decision-making rights, the rights held by other parties, its remuneration as an investment manager and its exposure to variability of returns from the investments. The Company has determined that it does not have control over the underlying investments as it acts as an agent on behalf of segregated fund policyholders.

The methodology applied to determine the fair value of investments held in segregated funds is consistent with that applied to invested assets held by the general fund, as described above in note 1 (e). Segregated funds liabilities are measured based on the value of the segregated funds net assets. Investment returns on segregated funds assets are passed directly to policyholders and the Company does not bear the risk associated with these assets outside of guarantees offered on certain variable life and annuity products, for which the underlying investments are held within segregated funds.

Some of the Company's liabilities for account of segregated fund holders arise from insurance contracts that it issues. These are reported as Insurance contract liabilities for account of segregated fund holders, representing the Company's obligation to pay the policyholder an amount equal to the fair value of the underlying items, and are measured at the aggregate of policyholder account balances. Changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income. Other liabilities associated with these insurance contracts, such as those associated with guarantees provided by the Company as a result of certain variable life and annuity contracts, are included in Insurance contract assets or Insurance contract liabilities, excluding those for account of segregated fund holders on the Consolidated Statements of Financial Position. The Company holds assets supporting these guarantees in the general fund, which are included in invested assets according to their investment type.

The remaining liabilities for account of segregated fund holders do not arise from insurance contracts that the Company issues, and are reported as Investment contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position. These are also measured at the aggregate of policyholder account balances and changes in fair value of these liabilities are reported as Financial changes related to insurance and investment contract liabilities for account of segregated fund holders in the Consolidated Statements of Income.

(i) Insurance contract liabilities and reinsurance contract assets

Scope and Classification

Contracts issued by the Company are classified as insurance, investment, or service contracts at initial recognition. Insurance contracts are contracts under which the Company accepts significant insurance risk from a policyholder. A contract is considered to have significant insurance risk if an insured event could cause the Company to pay significant additional amounts in any single scenario with commercial substance. The additional amounts refer to the present value of amounts that exceed those that would be payable if no insured event had occurred.

Reinsurance contracts held are contracts held by the Company under which it transfers significant insurance risk related to underlying insurance contracts to other parties, along with the associated premiums. The purpose of the reinsurance contracts held is to mitigate the significant insurance risk that the Company may have from the underlying insurance contracts.

Both insurance and reinsurance contracts are accounted for in accordance with IFRS 17. Contracts under which the Company does not accept significant insurance risk are either classified as investment contracts or considered as service contracts and are accounted for in accordance with IFRS 9 "Financial Instruments" ("IFRS 9") or IFRS 15 "Revenue from Contracts with Customers" ("IFRS 15"), respectively.

Insurance contracts are classified as direct participation contracts or contracts without direct participation features based on specific criteria. Insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which the Company promises an investment return based on underlying items. They are viewed as creating an obligation to pay policyholders an amount that is equal to the fair value of the underlying items, less a variable fee for service.

Separation of components

At inception of insurance and reinsurance contracts held, the Company analyses whether they contain the following components that are separated and accounted for under other IFRS standards:

- Derivatives embedded within insurance contracts which contains risks and characteristics that are not closely related to those of the host contract, unless the embedded derivative itself meets the definition of an insurance contract;

- Distinct investment components which represent cash flows paid (received) in all circumstances regardless of whether an insured event has occurred or not. Investment components are distinct if they are not highly interrelated with insurance component cash flows and if they could be issued on a standalone basis; and

- Distinct service components which are promises to transfer goods or non-insurance services if the policyholder can benefit from it either on its own or with other resources that are readily available to the policyholder. The service components are distinct if they are not highly interrelated with the insurance components and the Company provides no significant service in integrating the service component with the insurance component.

The Company applies IFRS 17 to all remaining components of the insurance and reinsurance contracts held.

Level of aggregation

Insurance contracts are aggregated into portfolios of insurance contracts which are managed together and are subject to similar risks. The Company has defined portfolios by considering various factors such as the issuing subsidiary, measurement model, major product line and type of insurance risk. The portfolios of insurance contracts are further grouped by:

- Date of issue: the period cannot be longer than one year. Most of the Company's insurance contracts are aggregated into annual cohorts; and

- Expected profitability at inception into one of three categories: onerous contracts, contracts with no significant risk of becoming onerous and other remaining contracts. Onerous contracts are those contracts that at initial inception, the Company expects to generate net outflow, without considering investment returns or the benefit of any reinsurance contracts held.

The Company establishes the groups at initial recognition and may add contracts to the groups after the end of a reporting period, however, the Company does not subsequently reassess the composition of the groups.

For reinsurance contracts held, the portfolios align with the direct insurance contract portfolios. Groups of reinsurance contracts typically comprise a single reinsurance contract, and similar to direct groups they do not contain contracts issued more than one year apart.

Cash flows within the contract boundaries

The Company includes in the measurement of a group of insurance contracts and reinsurance contracts held, all future cash flows within the boundary of the contracts in the group. Cash flows are within the boundary of an insurance contract (and a reinsurance contract held) if they arise from substantive rights and obligations that exist in which the Company can compel the policyholder to pay the premiums (or is compelled to pay amounts to a reinsurer) or has a substantive obligation to provide services to policyholder (or a substantive right to receive services from a reinsurer).

For insurance contracts, a substantive obligation to provide services ends when the Company has the practical ability to reassess the risks and as a result, can set a new price or level of benefits that fully reflects those risks.

For reinsurance contracts held, a substantive right to receive services ends when the reinsurer has the practical ability to reassess the risk transferred to it and can set a new price or level of benefits that fully reflects those risks, or the reinsurer can terminate the coverage.

Measurement models

There are three measurement models for insurance contracts:

• Variable fee approach ("VFA"): The Company applies this approach to insurance contracts with direct participation features such as participating life insurance contracts, unit linked contracts, and variable annuity contracts. The direct participating feature is identified at inception, where the Company has the obligation to pay the policyholder an amount equal to the fair value of the underlying items less a variable fee in exchange for investment services provided.

• Premium allocation approach ("PAA"): The Company applies this simplified approach for certain insurance contracts and reinsurance contracts with duration of typically one year or less, such as Canadian Group Benefit products, some Canadian Affinity products, and some Asia short-term individual and group products.

• General measurement model ("GMM"): The Company applies this model to the remaining insurance contracts and reinsurance contracts not measured using the VFA or the PAA.

Recognition of insurance contracts

The Company recognizes groups of insurance contracts that it issues from the earliest of the following:

• The beginning of the coverage period of the group of contracts,

• The date when the first payment from a policyholder in the group is due or when the first payment is received if there is no due date, and

• For a group of onerous contracts, as soon as facts and circumstances indicate that the group is onerous.

Insurance contracts measured under the GMM and VFA measurement model

Initial measurement

The measurement of insurance contracts at initial recognition is the same for GMM or VFA. At initial recognition, the Company measures a group of insurance contracts as the total of: (a) fulfilment cash flows, and (b) a contractual service margin ("CSM").

Fulfilment cash flows comprise estimates of future cash flows, adjusted to reflect the time value of money and financial risks, and a risk adjustment for non-financial risk. In determining the fulfilment cash flows, the Company uses estimates and assumptions considering a range of scenarios which have commercial substance and give a fair representation of possible outcomes.

If fulfilment cash flows generate a total of net cash inflows at initial recognition, a CSM is set up to fully offset the fulfilment cash flows, and results in no impact on income at initial recognition. The CSM represents the unearned profit the Company will recognize as it provides services under the insurance contracts. However, if fulfilment cash flows generate a total of net cash outflows at initial recognition, a loss is recognized in income or expenses immediately and the group of contracts is considered to be onerous.

For Contracts with fulfillment cash flows in multiple foreign currencies the group of insurance contracts, including the contractual service margin, is considered to be denominated in a single currency. If a group of insurance contracts has cash flows in more than one currency, on initial recognition the company determines a single currency in which the multicurrency group of contracts is denominated. The Company determines the single currency to be the currency of the predominant cash flows.

The unit of account for CSM or loss is on a group of contracts basis consistent with the level of aggregation specified above.

Subsequent measurement of fulfilment cash flows

The fulfilment cash flows at each reporting date are measured using the current estimates of expected cash flows and current discount rates. In the subsequent periods, the carrying amount of a group of insurance contracts at each reporting date is the sum of:

• The liability for remaining coverage ("LRC"), which comprise the fulfilment cash flows that relate to services to be provided in the future and any remaining CSM at that date; and

• The liability for incurred claims ("LIC"), which comprise the fulfilment cash flows for incurred claims and expenses that have not yet been paid.

For onerous contracts, the LRC is further divided into a loss component, which represents the remaining net outflow for the group of insurance contracts; and the LRC excluding the loss component, which represents the amount of liability with offsetting inflows.

Premiums received increases the LRC. Where a third-party administrator is involved in the collection and remittance of premiums, amounts receivable from the third-party are included in the measurement of insurance contract liabilities until actual cash is remitted to the Company.

Subsequent measurement of the CSM under the GMM measurement model

For contracts without direct participation features, when applying the GMM measurement model, the carrying amount of the CSM at end of the reporting period is adjusted to reflect the following changes:

(a) effect of new contracts added to the group;

(b) interest accreted on the carrying amount of CSM, measured at the locked-in discount rate. The locked-in discount rate is the weighted average of the rates applicable at the date of initial recognition of contracts that joined a group over a 12-month period, and is determined using the bottom-up approach;

(c) changes in fulfilment cash flows that relate to future services such as:

- Experience differences between actual and expected premiums and related cash flows at the beginning of the period measured at the locked-in rate.

- Non-financial changes in estimates of the present value of future cash flows measured at the locked-in rate.

- Changes in the risk adjustment for non-financial risk that relate to future service measured at the locked-in rate.

- Differences between actual and expected investment component that becomes payable in the period. The same applies to a policyholder loan that becomes repayable;

(d) effect of any currency exchange differences on the CSM;

(e) CSM amortization, which is the recognition of unearned profit into insurance revenue for services provided in the period. The CSM is recognized into insurance revenue over the duration of the group of insurance contracts based on the respective coverage units as insurance services are provided. The number of coverage units is the quantity of services provided by the contracts in the group, determined by considering the quantity of benefits provided and its expected coverage period. The coverage units are reviewed and updated at each reporting date. The Company allocates the CSM equally to each coverage unit and recognizes the amount allocated to coverage units provided and expected to be provided in each period.

When measuring the fulfilment cash flows, changes that relate to future services are measured using the current discount rate, however, the CSM is adjusted for these changes using the locked-in rate at initial recognition. The application of the two different discount rates gives rise to a gain or loss that is recognized as part of insurance finance income or expense.

Subsequent measurement of the CSM under the VFA measurement model

For contracts with direct participation features applying the VFA measurement model, subsequent measurement of the CSM is similar to the GMM model with the following exceptions or modifications:

For changes in fulfillment cash flows that do not vary with the underlying items:

- Non-financial changes adjust the CSM at the current discount rate, there is no interest accretion on CSM at the locked-in rate,

- Changes in the effect of the time value of money and financial risks such as the effect of financial guarantees adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected.

For changes in fulfillment cash flows that vary with the fair value of the underlying items:

- Changes in the shareholders' share adjust the CSM, however, income or expenses would be impacted if the risk mitigation option is elected,

- Changes in the policyholders' share are recognized in income or expenses or OCI.

The Company uses derivatives, non-derivative financial instruments measured at fair value through profit or loss, and reinsurance contracts to mitigate the financial risk arising from direct participation contracts applying the VFA measurement model. The Company may elect the risk mitigation option to recognize some or all changes of financial guarantees and shareholders' share of the underlying items in income or expenses instead of adjusting CSM.

Groups of GMM or VFA insurance contracts with a CSM at initial recognition can subsequently become onerous when increases in fulfilment cash flows that do not vary with the underlying items or declines in the shareholder's share of the underlying items exceed the carrying amount of the CSM. The excess establishes a loss which is recognized in income or expenses immediately, and the LRC is then divided into the loss component and the LRC excluding the loss component.

Subsequent measurement of the loss component

The loss component represents the net outflow attributable to each group of onerous insurance contracts (or contracts profitable at inception that have subsequently become onerous), any subsequent decrease relating to future service in estimates of future cash flows and risk adjustment for non-financial risk or any subsequent increase the shareholders' share of the fair value of underlying items will reverse the loss component. Any remaining loss component will be reversed systematically as actual cash flows are incurred.

When actual cash flows are incurred, the LIC is recognized and the LRC is derecognized accordingly. The Company uses the proportion on initial recognition to determine the systematic allocation of LRC release between the loss component and the LRC excluding the loss component, resulting in both components being equal to zero by the end of the coverage period.

Insurance contracts measured under the PAA measurement

The Company applies the PAA to all insurance contracts it issues if the coverage period of the contract is one year or less; or the coverage period is longer than one year and the measurement of the LRC for the contracts under the PAA does not differ materially from the measurement that would be produced applying the GMM approach under possible future scenarios.

The LRC is initially measured as the premium received at initial recognition minus any insurance acquisition cash flows at that date. There is generally no allowance for the time value of money as the premiums are mostly received within one year of the coverage period.

For acquisition cash flows allocated to recognized groups of contracts applying the PAA, the Company is permitted to defer and amortize the amount over the coverage period or recognize the amount as an expense as incurred provided that the coverage period of the contracts in the group is no more than one year. This election can be made at the level of each group of insurance contracts. For the majority of the Company's insurance contracts applying the PAA, such as Canadian Group Benefit products, some Canadian Affinity products, and some Asia short term individual and group products, the Company has elected to defer directly attributable acquisition costs and recognize in net income over the coverage period in a systematic way based on the passage of time.

In these lines of business, directly attributable insurance acquisition cash flows paid are to acquire the current contract with an expectation of a number of renewals over future years. As such, directly attributable insurance acquisition cash flows are allocated to the group in which the current contract belongs to as well as to future groups that will include expected renewals applying a systematic methodology. If facts and circumstances indicate that there are onerous group of contracts at initial measurement, a loss is immediately recognized in the income or expenses for the net outflow and a loss component of the LRC is created for the group.

<u>Subsequent measurement</u>

Subsequently, the Company measures the carrying amount of the LRC at the end of each reporting period as:

- The LRC at beginning of the period; plus
- Premium received in the period; minus
- Directly attributable acquisition costs net of related amortization (unless expensed as incurred); minus
- Amount recognized as insurance revenue for the period; minus
- Investment component paid or transferred to the LIC.

The amount recognized as insurance revenue for the period is typically based on the passage of time. For the Company's property & casualty reinsurance business, the expected pattern of release of risk during the coverage period differs significantly from the passage of time and as such the amount recognized as insurance revenue is on the basis of the expected timing of incurred service expenses.

If at any time during the coverage period, facts and circumstances indicate that a group of contracts is onerous, the Company will recognize a loss in income or expenses and an increase in the LRC to the extent that the current estimate of the fulfilment cash flows that relate to remaining coverage (including the risk adjustment for non-financial risk) exceed the carrying amount of the LRC.

The Company estimates the LIC as the fulfilment cash flows related to incurred claims. The Company does not adjust the future cash flows for the time value of money, except when claims are expected to settle more than one year after the actual claim occurs.

Assets for insurance acquisition cash flows
Insurance acquisition cash flows arise from the costs of selling, underwriting and starting a group of insurance contracts (issued or expected to be issued) that are directly attributable to the portfolio of insurance contracts to which the group belongs.

Insurance acquisition cash flows paid or incurred before the recognition of the related group of contracts are recognized as an asset within the portfolio of insurance contract liabilities in which the group of contracts is expected to be included. The Company applies a systematic basis to allocate these costs which includes:

- Insurance acquisition cash flows directly attributable to a group of contracts that will include future expected renewals of in-force contracts; and
- Insurance acquisition cash flows directly attributable to a portfolio of insurance contracts, which will include future new business.

When facts and circumstances indicate the assets for insurance acquisition cash flows might be impaired, the Company conducts impairment tests. If an asset is impaired, an impairment loss will be recognized in income or expenses, which can be subsequently reversed when the impairment condition no longer exists.

Recognition of reinsurance contracts held
The Company recognizes a group of reinsurance contracts held from the earliest of the following:

- The beginning of the coverage period of the group of reinsurance contracts held. However, the Company delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date when any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held, and
- The date the Company recognizes an onerous group of underlying insurance contracts if the Company entered into the related reinsurance contract held in the group of reinsurance contracts held at or before that date.

Reinsurance contracts held measured under the GMM model

<u>Initial measurement</u>

The measurement of reinsurance contracts held follows the same principles as the GMM for insurance contracts issued, with the following exceptions or modifications specified in this section below. Reinsurance contracts held and assumed cannot use the VFA measurement model.

At initial recognition, the Company recognizes any net gain or net cost as a CSM in the consolidated statement of financial position, with some exceptions. If any net cost of obtaining reinsurance contracts held relates to insured events that occurred before initial recognition of any insurance contracts, it is recognized immediately in income or expenses. In addition, if the underlying insurance contracts are in an onerous position, the Company is required to recognize a reinsurance gain immediately in income for the portion of claims that the Company expects to recover from the reinsurance, if the reinsurance contract held was entered into prior to or at the same time as the onerous contracts.

For contracts with fulfilment cash flows in multiple foreign currencies, the group is denominated in a single currency as defined by the predominant cash flows.

Measurement of reinsurance contract cash flows is consistent with the underlying insurance contracts, but with an adjustment for any risk of non-performance by the reinsurer. The risk adjustment for non-financial risk represents the amount of risk being transferred by the Company to the reinsurer.

Subsequent measurement

Subsequently, the carrying amount of a group of reinsurance contracts held at each reporting date is the sum of:

- The asset for remaining coverage ("ARC"), which comprise the fulfilment cash flows that relate to services to be received under the contracts in future periods, and any remaining CSM at that date; and

- The asset for incurred claims ("AIC"), which comprise the fulfilment cash flows for incurred claims and expenses that have not yet been received.

If the underlying insurance contracts are onerous at inception and a reinsurance gain is recognized in income as described above, the asset for remaining coverage is made up of a loss-recovery component and the ARC excluding the loss-recovery component. The loss-recovery component reflects changes in the loss component of the underlying onerous insurance contracts and determines the amounts that are subsequently presented in income or expenses as reversals of recoveries of losses from the reinsurance contracts held and are excluded from the allocation of reinsurance premiums paid.

The Company adjusts the carrying amount of the CSM of a group of reinsurance contracts held to reflect changes in the fulfillment cash flows applying the same approach as for insurance contracts issued, except:

- Income recognized to cover the losses from onerous underlying contracts also adjusts the carrying amount of CSM;

- Reversals of the loss-recovery component, to the extent that those reversals are not changes in fulfilment cash flows of the group of reinsurance contract held, also adjusts the carrying amount of CSM; and

- Changes in fulfilment cash flows related to future services also adjusts the carrying amount of CSM provided that changes in fulfillment cash flows related to the group of underlying insurance contracts also adjust the CSM.

Where a loss component has been set up subsequent to initial recognition of a group of underlying insurance contracts, the reinsurance gain that has been recognized adjusts the loss-recovery component of the reinsurance asset for remaining coverage. The carrying amount of the loss-recovery component must not exceed the portion of the carrying amount of the loss component of the onerous group of underlying insurance contracts that the Company expects to recover from the group of reinsurance contracts. On this basis, the loss-recovery component is reduced to zero when the loss component of underlying insurance contracts is reduced to zero.

Reinsurance contracts held measured under the PAA model
Reinsurance contracts held may be classified and measured under the PAA model if they meet the eligibility requirements, which are similar to the PAA requirements for direct insurance contracts.

For reinsurance contracts held applying the PAA model, the Company measures them on the same basis as insurance contracts that it issues, adapted to reflect the features of reinsurance contracts held that differ from insurance contracts issued.

If a loss-recovery is created for a group of reinsurance contracts measured under the PAA, the Company adjusts the carrying amount of the ARC as there is no CSM to adjust under PAA.

Derecognition of insurance contracts
The Company derecognizes insurance contracts when the rights and obligations relating to the contract are extinguished (i.e., discharged, cancelled; or expired) or the contract is modified such that the modification results in a change in the measurement model, or the applicable standard for measuring a component of the contract. In the case of modification, the Company derecognizes the initial contract and recognizes the modified contract as a new contract.

Presentation and Disclosure
The Company has presented the carrying amount of portfolios of insurance contracts that are in a net asset or liability position, and portfolios of reinsurance contracts that are in a net asset or liability position separately in the consolidated statements of financial position.

The Company separately presents the insurance service result, which comprise insurance revenue and insurance service expenses, from the investment result, which comprise insurance finance income or expenses in the Consolidated Statements of Income. IFRS 17 provides an option to disaggregate the changes in risk adjustment between insurance service results and insurance finance income. The Company disaggregates the change in risk adjustment for non-financial risk between the insurance service expenses and insurance finance income or expenses.

Net insurance service result

The insurance revenue depicts the performance of insurance services and excludes investment components. For the GMM and the VFA contracts, the insurance revenue represents the change in the LRC relating to insurance services for which the Company expects to receive consideration. This insurance revenue comprises: (a) expected claims and other insurance expenses including policyholder taxes where applicable; (b) changes in risk adjustment for non-financial risk; (c) release of CSM based on coverage units; and (d) portion of premiums that relate to recovering of insurance acquisition cash flows. For contracts measured under the PAA, the insurance revenue for each period is the amount of expected premium receipts for providing insurance services in the period.

The insurance service expenses arising from insurance contracts are recognized in income or expenses generally as they are incurred and excludes repayment of investment components. The insurance service expenses comprise: (a) incurred claims and other insurance service expenses; (b) losses on onerous contracts and reversal of such losses; (c) adjustments to LIC; (d) amortization of insurance acquisition cash flows; and (e) impairment losses on assets for insurance acquisition cash flows, if any, and reversals of such impairment losses.

The amortization of insurance acquisition cash flows within insurance service expense is equal to the recovery of insurance acquisition cash flows in insurance revenue for contracts measured under the GMM and VFA. For contracts measured under the PAA with deferred acquisition cash flows, the Company amortizes insurance acquisition cash flows over the duration of the group of insurance contracts based on the respective coverage units.

Net expenses from reinsurance contracts held comprise allocation of reinsurance premiums paid and the amounts expected to be recovered from reinsurers. Reinsurance cash flows that are contingent on claims on the underlying contracts are treated as part of the claims expected to be recovered from reinsurers, whereas reinsurance cash flows that are not contingent on claims on the underlying contracts (for example, some types of ceding commissions) are treated as a reduction in reinsurance premiums paid. For reinsurance contracts measured under the GMM, the allocation of reinsurance premiums paid represents the total of the changes in the asset for remaining coverage that relate to services for which the Company expects to pay consideration. For reinsurance contracts measured under the PAA, the allocation of reinsurance premiums paid is the amount of expected premium payments for receiving services in the period.

Insurance finance income or expenses

Insurance finance income or expenses comprise the change in the carrying amount of the group of insurance contracts arising from: (a) the effect of the time value of money and changes in the time value of money; and (b) the effect of financial risk and changes in financial risk.

The Company disaggregates insurance finance income or expenses on insurance contracts issued for most of its groups of insurance contracts between income or expenses and OCI. The impact of changes in market interest rates on the value of the life insurance and related reinsurance assets and liabilities are reflected in OCI in order to minimize accounting mismatches between the accounting for insurance assets and liabilities and the supporting financial assets. The impacts from differences between current period rates and locked-in rates are presented in OCI.

The Company's invested assets which are debt instruments (including bonds, private placements, mortgages, and loans) are predominantly measured at FVOCI. As a result, the effect of the time value of money for the groups of insurance contracts and supporting fixed maturity assets is reflected in income or expenses and the effect of financial risk and changes in financial risk is reflected in OCI.

The systematic allocation of expected total insurance finance income or expenses depends on whether changes in assumptions that relate to financial risk have a substantial effect on the expected amounts paid to the policyholders.

- For groups of insurance contracts for which changes in assumptions that relate to financial risk do not have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using discount rates determined on initial recognition of the group of contracts.

- For groups of insurance contracts for which changes in assumptions that relate to financial risk have a substantial effect on the amounts paid to the policyholders, the Company systematically allocates expected total insurance finance income or expenses over the duration of the group of contracts to income or expenses using either a constant rate, or an allocation that is based on the amounts credited in the period and expected to be credited in future periods for fulfillment cash flows. The CSM accretion rate would use the discount rates determined on initial recognition of the group of contracts for contractual service margin.

In the event of transfer of a group of insurance contracts or derecognition of an insurance contract, the Company reclassifies any amounts that were previously recognized in OCI to income or expenses as insurance finance income or expense. There are no changes in the basis of disaggregation of insurance finance income or expenses between income or expenses and OCI in the period.

(j) Investment contract liabilities

Investment contract liabilities include contracts issued to retail and institutional investors that do not contain significant insurance risk. Investment contract liabilities and deposits are measured at amortized cost or at FVTPL by election. The election is made when these liabilities as well as the related assets are managed, and their performance is evaluated, on a fair value basis or when doing so reduces the accounting mismatches between assets supporting these contracts and the related policy liabilities. Investment contract liabilities are derecognized when the contract expires, is discharged or is cancelled.

(k) Other financial instruments accounted for as liabilities

The Company issues a variety of other financial instruments classified as liabilities, including notes payable, term notes, senior notes, senior debentures, subordinated notes, surplus notes and preferred shares. These financial liabilities are measured at amortized cost, with issuance costs deferred and amortized using the effective interest rate method.

(l) Income taxes

The provision for income taxes is calculated based on income tax laws and income tax rates substantively enacted as at the date of the Consolidated Statements of Financial Position. The income tax provision is comprised of current income taxes and deferred income taxes. Current and deferred income taxes relating to items recognized in OCI and directly in equity are similarly recognized in OCI and directly in equity, respectively.

Current income taxes are amounts expected to be payable or recoverable for the current year and any adjustments to taxes payable in respect of previous years.

Deferred income taxes are provided for using the liability method and result from temporary differences between the carrying values of assets and liabilities and their respective tax bases. Deferred income taxes are measured at the substantively enacted tax rates that are expected to be applied to temporary differences when they reverse.

A deferred tax asset is recognized to the extent that future realization of the tax benefit is probable. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the tax benefit will be realized. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same tax authority on the same taxable entity.

Deferred tax liabilities are recognized for all taxable temporary differences, except in respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company records liabilities for uncertain tax positions if it is probable that the Company will make a payment on tax positions due to examinations by tax authorities. These provisions are measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.

The Company is subject to income tax laws in various jurisdictions. Tax laws are complex and potentially subject to different interpretations by the taxpayer and the relevant tax authority. The provision for current income taxes and deferred income taxes represents management's interpretation of the relevant tax laws and its estimate of current and future income tax implications of the transactions and events during the year. The Company may be required to change its provision for income taxes or deferred income tax balances when the ultimate deductibility of certain items is successfully challenged by taxing authorities, or if estimates used in determining the amount of deferred tax balances to recognize change significantly, or when receipt of new information indicates the need for adjustment in the amount of deferred income taxes to be recognized. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income taxes, deferred tax balances and the effective tax rate. Any such changes could materially affect the amounts reported in the Consolidated Financial Statements in the period these changes occur.

(m) Foreign currency translation

Items included in the financial statements of each of the Company's subsidiaries, joint ventures and associates are measured by each entity using the currency of the primary economic environment in which the entity operates (the "functional currency"). If their functional currency is other than Canadian dollar, these entities are foreign operations of the Company.

Transactions in a foreign currency are translated to the functional currency at the exchange rate prevailing at the date of the transaction. Assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate in effect at the reporting date. Revenue and expenses denominated in foreign currencies are translated at the average exchange rate prevailing during the quarter reported. Exchange gains and losses are recognized in income except for translation of net investments in foreign operations and the results of hedging these positions, and for non-monetary items designated as amortized cost or FVOCI. These foreign exchange gains and losses are recognized in OCI until such time that the foreign operation or non-monetary item is disposed of or control or significant influence over it is lost, when they are reclassified to income.

The Consolidated Financial Statements are presented in Canadian dollars. The financial statements of the Company's foreign operations are translated from their functional currencies to Canadian dollars; assets and liabilities are translated at the exchange rate at the reporting date, and revenue and expenses are translated using the average exchange rates for the period.

(n) Stock-based compensation

The Company provides stock-based compensation to certain employees and directors as described in note 15. Compensation expense of equity instruments granted is accrued based on the best estimate of the number of instruments expected to vest, with revisions made to that estimate if subsequent information indicates that actual forfeitures are likely to differ from initial forfeiture estimates, unless forfeitures are due to market-based conditions.

Stock options are expensed with a corresponding increase in contributed surplus. Restricted share units and deferred share units are expensed with a corresponding liability accrued based on the market value of MFC's common shares at the end of each quarter. Performance share units are expensed with a corresponding liability accrued based on specific performance conditions and the market value of MFC's common shares at the end of each quarter. The change in the value of the awards resulting from changes in the market value of MFC's common shares or changes in the specific performance conditions and credited dividends is recognized in income, offset by the impact of total return swaps used to manage the variability of the related liabilities.

Stock-based compensation cost is recognized over the applicable vesting period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period. Compensation costs attributable to stock options, restricted share units, and performance share units granted to employees who are eligible to retire on the grant date or who will become eligible to retire during the vesting period, are recognized at the grant date or over the period from the grant date to the date of retirement eligibility, respectively.

The Company's contributions to the Global Share Ownership Plan ("GSOP") (refer to note 15 (d)), are expensed as incurred. Under the GSOP, subject to certain conditions, the Company will match a percentage of an employee's eligible contributions to certain maximums. All contributions are used by the plan's trustee to purchase MFC common shares in the open market on behalf of participating employees.

(o) Employee future benefits
The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax qualified) pension plans that are typically funded as well as supplemental non-registered (non-qualified) pension plans for executives, and retiree and disability welfare plans that are typically not funded.

The Company's obligation in respect of defined benefit pension and other post-employment benefits is calculated for each plan as the estimated present value of future benefits that eligible employees have earned in return for their service up to the reporting date using the projected benefit method. The discount rate used is based on the yield, as at the reporting date, of high-quality corporate debt securities that have approximately the same term as the benefit obligations and that are denominated in the same currency in which the benefits are expected to be paid.

To determine the Company's net defined benefit asset or liability, the defined benefit obligations are deducted from the fair value of plan assets. When this calculation results in a surplus, the asset that can be recognized is limited to the present value of future economic benefit available in the form of future refunds from the plan or reductions in future contributions to the plan (the asset limit). Defined benefit assets are included in other assets and defined benefit liabilities are included in other liabilities.

Changes in the net defined benefit asset or liability due to re-measurement of pension and retiree welfare plans are recorded in OCI in the period in which they occur and are not reclassified to income in subsequent periods. They consist of actuarial gains and losses, changes in the effect of the asset limit, if any, and the return on plan assets, excluding amounts included in net interest income or expense. Changes in the net defined benefit asset or liability due to re-measurement of disability welfare plans are recorded in income in the period in which they occur.

The cost of defined benefit pension plans is recognized over the employees' years of service to retirement while the cost of retiree welfare plans is recognized over the employees' years of service to their date of full eligibility. The net benefit cost for the year is recorded in income and is calculated as the sum of the service cost in respect of the fiscal year, the net interest income or expense and any applicable administration expenses, plus past service costs or credits resulting from plan amendments or curtailments. The net interest income or expense is determined by applying the discount rate to the net defined benefit asset or liability. The current year cost of disability welfare plans is the year-over-year change in the defined benefit obligation, including any actuarial gains or losses.

The cost of defined contribution plans is the contribution provided by the Company and is recorded in income in the periods during which services are rendered by employees.

(p) Derivative and hedging instruments
The Company uses derivative financial instruments ("derivatives") including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments. Derivatives embedded in other financial instruments are separately recorded as derivatives when their economic characteristics and risks are not closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a standalone derivative and the host instrument itself is not recorded at FVTPL. Derivatives which are separate financial instruments are recorded at fair value, and those with unrealized gains reported as derivative assets and those with unrealized losses reported as derivative liabilities.

A determination is made for each derivative as to whether to apply hedge accounting. Where hedge accounting is not applied, changes in the fair value of derivatives are recorded in investment income.

Where the Company has elected to apply hedge accounting, a hedging relationship is designated and documented at inception. Hedge effectiveness is evaluated at inception and throughout the term of the hedge. Hedge accounting is only applied when the Company expects that the risk management objective will be met, and that the hedging relationship will qualify for hedge accounting requirements both at inception and throughout the hedging period. The assessment of hedge effectiveness is performed at the end of each reporting period prospectively. When it is determined that the risk management objective is no longer met, a hedging relationship is no longer effective, or the hedging instrument or the hedged item ceases to exist, the Company discontinues hedge accounting prospectively. In such cases, if the derivatives are not sold or terminated, any subsequent changes in fair value of the derivatives are recognized in investment income.

For derivatives that are designated as hedging instruments, changes in fair value are recorded according to the nature of the risks being hedged, as discussed below.

In a fair value hedging relationship, changes in fair value of the hedging instruments are recorded in total investment result, offsetting changes in fair value of the hedged items attributable to the hedged risk, which would otherwise not be carried at fair value through profit or loss. Hedge ineffectiveness is recognized in total investment result and arises from differences between changes in the fair values of hedging instruments and hedged items. When hedge accounting is discontinued, the carrying value of the hedged item is no longer adjusted and the cumulative fair value adjustments are amortized to total investment result over the remaining term of the hedged item unless the hedged item ceases to exist, at which time the balance is recognized immediately in total investment result.

In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging instrument is recorded in OCI while the ineffective portion is recognized in total investment result. Gains and losses in AOCI are recognized in income during the same periods that the variability in the hedged cash flows or the hedged forecasted transactions are recognized in income. The reclassifications from AOCI are made to total investment result, except for total return swaps that hedge stock-based compensation awards, which are reclassified to general expenses.

Gains and losses on cash flow hedges in AOCI are reclassified immediately to total investment result when the hedged item ceases to exist or the forecasted transaction is no longer expected to occur. When a hedge is discontinued, but the hedged forecasted transaction is expected to occur, the amounts in AOCI are reclassified to total investment result in the periods during which variability in the cash flows hedged or the hedged forecasted transaction is recognized in income.

In a net investment in foreign operation hedging relationship, gains and losses relating to the effective portion of the hedge are recorded in OCI. Gains and losses in AOCI are recognized in income during the periods when gains or losses on the underlying hedged net investment in foreign operation are recognized in income upon disposal of the foreign operation or upon loss of control or significant influence over it.

(q) Revenue from service contracts

The Company recognizes revenue from service contracts in accordance with IFRS 15. The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer. Revenue is recorded as performance obligations are satisfied over time because the customers simultaneously receive and consume the benefits of the services rendered, measured using an output method. Revenue for variable consideration is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved. Refer to note 14.

Note 2   Accounting and Reporting Changes

(a) Changes in accounting and reporting policy

(I) IFRS 17 "Insurance Contracts"

IFRS 17 was issued in May 2017 to be effective for years beginning on January 1, 2021. Amendments to IFRS 17 were issued in June 2020 and included a two-year deferral of the effective date. IFRS 17 as amended, became effective for years beginning on January 1, 2023, to be applied retrospectively. If full retrospective application to a group of contracts is impracticable the modified retrospective or fair value methods may be used. The standard replaced IFRS 4 "Insurance Contracts" ("IFRS 4") and therefore replaced the Canadian Asset Liability Method ("CALM") and materially changed the recognition and measurement of insurance contracts and the corresponding presentation and disclosures in the Company's Consolidated Financial Statements.

Narrow-scope amendments to IFRS 17 were issued in December 2021 and were effective on initial application of IFRS 17 and IFRS 9 which the Company has adopted on January 1, 2023. The amendments reduce accounting mismatches between insurance contract liabilities and financial assets in scope of IFRS 9 within comparative prior periods when initially applying IFRS 17 and IFRS 9. The amendments allow insurers to present comparative information on financial assets as if IFRS 9 were fully applicable during the comparative period. The amendments do not permit application of IFRS 9 hedge accounting principles to the comparative period.

The Company adopted IFRS 17 on January 1, 2023, with an effective date of January 1, 2022. The Company has prepared an opening balance sheet as at January 1, 2022 under IFRS 17 in the Consolidated Statements of Financial Position. Any differences between the carrying value and the presentation of assets, liabilities and equity determined in accordance with CALM and IFRS 17, as at January 1, 2022, have been recorded in opening retained earnings and accumulated other comprehensive income. Refer to note 25 for adoption impact of IFRS 17.

The 2022 comparative figures and the opening Consolidated Statement of Financial Position as at January 1, 2022 as presented in these Consolidated Financial Statements have been restated, where indicated, for the adoption of IFRS 17. For the Company's accounting policies for applying IFRS 17 to the Company's insurance and reinsurance contracts, refer to note 1 (i) and (j).

(II) IFRS 9 "Financial Instruments" and IFRS 7 "Financial Instruments: Disclosures"

IFRS 9 was issued in November 2009 and amended in October 2010, November 2013 and July 2014, and is effective for years beginning on or after January 1, 2018, to be applied retrospectively, or on a modified retrospective basis. Additionally, the IASB issued amendments in October 2017 that are effective for annual periods beginning on or after January 1, 2019. In conjunction with the amendments to IFRS 17 issued in June 2020, the IASB amended IFRS 4 to permit eligible insurers to apply IFRS 9 effective January 1, 2023, alongside IFRS 17. The standard replaced IAS 39 "Financial Instruments: Recognition and Measurement" ("IAS 39"). IFRS 9 addresses accounting and reporting principles for the classification and measurement of financial assets and financial liabilities, the impairment of financial assets and hedge accounting. IFRS 7 "Financial Instruments: Disclosures" ("IFRS 7") was amended in conjunction with IFRS 9 and IFRS 17, with expanded qualitative and quantitative disclosures related to financial instruments and became effective along with IFRS 9 and IFRS 17 on January 1, 2023.

The Company adopted IFRS 9 on January 1, 2023, as permitted under the June 2020 amendments to IFRS 4 "Insurance Contracts". The Company's accounting policies for invested assets, and derivative and hedging instruments in accordance with IFRS 9 are presented in note 1.

IFRS 9 does not require restatement of comparative periods and the Company has not done so. The Company elected the option under IFRS 17 to reclassify financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17, on an instrument-by-instrument basis, for 2022 comparatives in order to align with the classifications on initial application of IFRS 9 as at January 1, 2023. These classification changes led the Company to present certain investment results previously reported in net investment income or OCI under IAS 39, within OCI or net investment income under IFRS 9, respectively. For 2022 comparative information, the Company did not apply IFRS 9's ECL impairment model or hedge accounting principles. With respect to these matters, the guidance contained in IAS 39 was maintained. In the case of assets previously classified as FVTPL under IAS 39 and classified as FVOCI or amortized cost under IFRS 9, no IAS 39 impairment was calculated for these Consolidated Financial Statements.

Consistent with IFRS 17 amendments, the adoption of IFRS 9 resulted in certain differences in the classification and measurement of financial assets when compared to their classification and measurement under IAS 39. The most significant classification changes included approximately $184 billion of debt securities previously classified as FVTPL which were classified as FVOCI under IFRS 9.

The Company has elected to apply the hedge accounting requirements under IFRS 9 to all designated hedge accounting relationships prospectively, with the exception to the cost of hedging guidance, that has been applied retrospectively for certain cash flow hedge and net investment hedge relationships. As at January 1, 2023, all existing IAS 39 hedge accounting relationships were assessed and qualified for hedge accounting under IFRS 9. These existing relationships are treated as continuing hedge accounting relationships under IFRS 9 on January 1, 2023 and are disclosed with comparative information for 2022 under IAS 39. Refer to note 5.

The Company has designated new hedge accounting relationships with the objective to reduce potential accounting mismatches between changes in the fair value of derivatives in income, and changes in fair value due to financial risk of insurance liabilities and financial assets in OCI. The incremental notional of derivatives designated in new hedge accounting relationships amounted to $232,637 on transition date. New hedge accounting relationships are effective prospectively on January 1, 2023.

The effects of adoption were as follows:

- Effects from applying IFRS 17 asset classification changes among FVTPL, AFS and amortized cost under IAS 39 to FVOCI and FVTPL under IFRS 9 resulted in a reduction in retained earnings of $10,645, net of tax, and an increase in OCI of $16,916, net of tax, as at January 1, 2022 when IFRS 17's transition option was elected. These were presented under "Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17" in the Consolidated Statements of Changes in Equity.

- The adoption of IFRS 9 resulted in recognition of ECL of $724. Loss allowances when applied to assets held at amortized cost reduce the carrying value of the assets and reduce equity. Loss allowances do not affect the fair value of assets held at FVOCI and therefore do not affect their carrying value. Loss allowances for assets held at FVOCI do not change total equity, instead result in movement between OCI and retained earnings.

- The impact of adopting IFRS 9's ECL impairment methodology resulted in a reduction to retained earnings of $409, net of tax, and an increase to AOCI of $408 net of tax, on January 1, 2023. This results from the derecognition of loss allowances in accordance with IAS 39, and the recognition of ECL on FVOCI assets with reductions in retained earnings and corresponding increases in AOCI. For financial assets held at amortized cost and investment commitments, ECL was recognized with reductions in retained earnings.

- As at January 1, 2023, the retrospective application of IFRS 9 to the cost of hedging for currency basis spread resulted with a net $22 reclassification from cash flow hedge and foreign currency translation reserve to a new separate component of accumulated OCI, the cost of hedging. Other IFRS 9 hedge accounting principles had $nil impact as at January 1, 2023 for these Consolidated Financial Statements.

- The impact of changes made as at January 1, 2023 were presented under line items labeled "Opening adjustment of financial assets at adoption of IFRS 9 / IFRS 17" in the Consolidated Statements of Changes in Equity.

The implementation of IFRS 9 has been incorporated into the Company's Enterprise Risk Management Framework ("ERM") and supervised by the Executive Risk Committee ("ERC"). The integration of forward-looking information into the calculation of the ECL and the definition and evaluation of what constitutes a significant increase in credit risk ("SICR") of an investment are inherently subjective and involve the use of significant judgement. Therefore, the Company has developed a front-to-back governance framework over the ECL calculation and has designed controls and procedures to provide reasonable assurance that information is properly recorded. The Company has effective credit risk management processes in place that continue to be applicable and aim to ensure that the effects of economic developments are appropriately considered, mitigation actions are taken where required and risk appetite is reassessed and adjusted as needed.

The Company adopted IFRS 7 (as amended), which expanded qualitative and quantitative disclosures related to financial instruments on January 1, 2023. Refer to notes 4, 5 and 9.

The following table illustrates the impact on loss allowances for invested assets on transition from the incurred loss impairment under IAS 39 to the expected credit losses impairment allowance under IFRS 9.

	December 31, 2022 IAS 39 Impairment allowance	January 1, 2023 IFRS 9 ECL allowance
Debt securities at FVOCI under IFRS 9	$ –	$ 348
Private placements at FVOCI under IFRS 9	–	255
Private placements at amortized cost under IAS 39	25	–
Mortgages at FVOCI under IFRS 9	–	83
Mortgages at amortized cost under IAS 39	10	–
Other invested assets at FVOCI under IFRS 9	–	13
Financial assets at amortized cost under IFRS 9	–	14
Mortgages at amortized cost under IAS 39	7	–
Loans to Bank clients under IAS 39	5	–
Total on-balance sheet exposures	47	713
Allowance for credit losses on off-balance sheet exposures	–	11
Total	$ 47	$ 724

The following table shows financial liabilities under IAS 39 and the impact of classification and measurement changes on adoption of IFRS 9.

	Measurement category	December 31, 2022 IAS 39 Total carrying value	Impact of classification and measurement changes[1],[2]	January 1, 2023 IFRS 9 Total carrying value
Investment contract liabilities	FVTPL	$ 796	$ 2	$ 798
	Amortized cost	2,452	6,829	9,281
Deposits from Bank clients	Amortized cost	22,507	–	22,507
Derivative liabilities	FVTPL	14,289	–	14,289
Other liabilities	Amortized cost	17,421	1,473	18,894
Long-term debt	Amortized cost	6,234	–	6,234
Capital instruments	Amortized cost	6,122	–	6,122
Total in-scope financial liabilities		$ 69,821	$ 8,304	$ 78,125

[1] Investment contract liabilities held at amortized cost of $6,829 were reclassified from insurance contract liabilities under IFRS 4.
[2] Other liabilities include amounts not in scope of IFRS 9, for example pension obligations. Other liabilities of $1,473 held at amortized cost under IFRS 9 were reclassified from insurance contract liabilities under IFRS 4.

(III) Amendments to IAS 1 "Presentation of Financial Statements"
Amendments to IAS 1 "Presentation of Financial Statements" and IFRS Practice Statement 2 "Making Materiality Judgements" were issued in February 2021 and are effective prospectively on or after January 1, 2023 with earlier application permitted. The amendments address the process of selecting accounting policy disclosures, which will be based on assessments of the materiality of the accounting policies to the entity's financial statements. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.

(IV) Amendments to IAS 8 "Accounting Policies, Changes to Accounting Estimates and Errors"
Amendments to IAS 8 "Accounting Policies, Changes to Accounting Estimates and Errors" were issued in February 2021, and are effective prospectively on or after January 1, 2023, with earlier application permitted. The amendments include new definitions of estimate and change in accounting estimate, intended to help clarify the distinction among changes in accounting estimates, changes in accounting policies, and corrections of errors. Adoption of these amendments did not have a significant impact on the Company's Consolidated Financial Statements.

(V) Amendments to IAS 12 "Income Taxes"
Amendments to IAS 12 "Income Taxes" were issued in May 2023. The amendments relate to the OECD's International Pillar Two tax reform, which seeks to establish a global minimum tax ("GMT") of fifteen per cent and address inter-jurisdictional base erosion and profit shifting, targeting larger international companies. Most jurisdictions have agreed to participate and effective dates for the GMT vary by jurisdiction based on local legislation.

The Amendments require that, effective for the year ended December 31, 2023, disclosure of current tax expense or recovery related to the GMT is required along with, to the extent that the GMT legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonably estimable information that helps users of financial statements understand the Company's exposure to the GMT arising from that legislation. Certain jurisdictions in which the Company operates, including Ireland, Japan, Luxembourg, Netherlands, the United Kingdom and Vietnam, have enacted legislation to adopt the GMT as of January 1, 2024. The assessment of the Company's potential exposure to the GMT is based on the most recent information available regarding the financial performance of the constituent entities in these jurisdictions. Based on the assessment, the Company's operations within these jurisdictions are not impacted by the GMT and therefore no disclosure of current tax expense or recovery related to the GMT is provided.

The United States adopted a corporate alternative minimum tax ("CAMT") of fifteen per cent, with an effective date of January 1, 2023. CAMT is not a Qualifying Domestic Minimum Top-up Tax for the purposes of the GMT.

In response to the GMT, Bermuda enacted the Corporate Income Tax 2023 Act on December 27, 2023. The Company's Bermuda tax-resident subsidiaries and branches will be subject to this new tax regime effective January 1, 2025, at a rate of fifteen per cent. The Bermuda corporate income tax is not a Qualifying Domestic Minimum Top-up Tax for the purposes of the GMT.

Countries without a qualified domestic minimum top-up tax of their own will be in scope for Canada's global minimum tax calculations, once enacted. The Company does not expect this will affect Manulife's total global minimum tax exposure; however, it will dictate which jurisdiction has the taxing right for local country income.

The Amendments introduce a temporary mandatory exception in IAS 12 from recognizing and disclosing deferred tax assets and liabilities related to the GMT. The Company has applied the mandatory temporary exception from accounting for deferred taxes in respect of the GMT.

Note 3   Acquisition

Manulife Fund Management Co., Ltd.
In November 2022, the Company acquired control of Manulife Fund Management Co., Ltd., formerly known as Manulife TEDA Fund Management Co., Ltd, through the purchase of the remaining 51% of shares that it did not already own from its joint venture partner. The transaction furthers the Company's goals of expanding both its Asian and asset management businesses.

The transaction included $334 of cash consideration and derecognition of the Company's previous joint venture interest with a fair value of $321. The Company recorded a gain of $95 on derecognition of the previous joint venture interest, and recognized $160 of tangible net assets, $240 of intangible assets and $255 of goodwill in November 2022.

Note 4   Invested Assets and Investment Income

(a) Carrying values and fair values of invested assets

As at December 31, 2023	FVTPL[1]	FVOCI[2]	Other[3]	Total carrying value	Total fair value[4]
Cash and short-term securities[5]	$ 1	$ 13,993	$ 6,344	$ 20,338	$ 20,338
Debt securities[6],[7]					
Canadian government and agency	1,219	19,769	–	20,988	20,988
U.S. government and agency	1,303	26,287	888	28,478	28,251
Other government and agency	90	30,576	–	30,666	30,666
Corporate	2,372	127,190	484	130,046	129,899
Mortgage / asset-backed securities	16	1,955	–	1,971	1,971
Public equities (FVTPL mandatory)	25,531	–	–	25,531	25,531
Mortgages	1,055	28,473	22,893	52,421	52,310
Private placements[7]	654	44,952	–	45,606	45,606
Loans to Bank clients	–	–	2,436	2,436	2,411
Real estate					
Own use property[8],[9]	–	–	2,591	2,591	2,716
Investment property	–	–	10,458	10,458	10,458
Other invested assets					
Alternative long-duration assets[10]	29,671	360	11,403	41,434	42,313
Various other[11]	126	–	4,120	4,246	4,246
Total invested assets	$ 62,038	$ 293,555	$ 61,617	$ 417,210	$ 417,704

As at December 31, 2022	FVTPL[1]	FVOCI[2]	Other[3]	Total carrying value	Total fair value[4]
Cash and short-term securities[5]	$ –	$ 12,859	$ 6,294	$ 19,153	$ 19,153
Debt securities[6],[7]					
Canadian government and agency	987	20,279	–	21,266	21,266
U.S. government and agency	1,378	22,446	912	24,736	24,494
Other government and agency	159	26,314	–	26,473	26,473
Corporate	2,209	126,371	499	129,079	128,910
Mortgage / asset-backed securities	22	2,266	–	2,288	2,288
Public equities (FVTPL mandatory)	23,519	–	–	23,519	23,519
Mortgages	1,138	28,621	22,006	51,765	51,372
Private placements[7]	516	41,494	–	42,010	42,010
Loans to Bank clients	–	–	2,781	2,781	2,760
Real estate					
Own use property[8],[9]	–	–	2,852	2,852	3,008
Investment property	–	–	11,417	11,417	11,417
Other invested assets					
Alternative long-duration assets[10]	26,938	296	11,226	38,460	39,225
Various other[11]	130	–	4,213	4,343	4,343
Total invested assets	$ 56,996	$ 280,946	$ 62,200	$ 400,142	$ 400,238

[1] FVTPL classification was elected for debt instruments backing certain insurance contract liabilities to substantially reduce any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

[2] FVOCI classification for debt instruments backing certain insurance contract liabilities inherently reduces any accounting mismatch arising from changes in the fair value of these assets, or changes in the carrying value of the related insurance contract liabilities.

[3] Other includes mortgages and loans to Bank clients held at amortized cost, own use properties, investment properties, equity method accounted investments, and leveraged leases. Also includes debt securities, which qualify as having SPPI, are held to collect contractual cash flows and are carried at amortized cost.

[4] Invested assets above include debt securities, mortgages, private placements and approximately $360 (2022 – $302) of other invested assets, which primarily qualify as SPPI. Invested assets which do not have SPPI qualifying cash flows as at December 31, 2023 include debt securities, private placements and other invested assets with fair values of $nil, $115 and $539, respectively (2022 – $nil, $98 and $507, respectively). The change in the fair value of these invested assets for the year ended December 31, 2023 was $49 increase (2022 – $94 decrease). The methodologies used in determining fair values of invested assets are described in note 1 (c) and note 4 (g).

[5] Includes short-term securities with maturities of less than one year at acquisition amounting to $6,162 (2022 – $4,148), cash equivalents with maturities of less than 90 days at acquisition amounting to $7,832 (2022 – $8,711) and cash of $6,344 (2022 – $6,294).

[6] Debt securities include securities which were acquired with maturities of less than one year and less than 90 days of $1,294 and $1,413, respectively (2022 – $1,787 and $870, respectively).

[7] Floating rate invested assets above which are subject to interest rate benchmark reform, but have not yet transitioned to replacement reference rates, include debt securities benchmarked to CDOR and AUD BBSW of $167 and $16, respectively (2022 – $173 and $15, respectively), and private placements benchmarked to AUD BBSW and NZD BKBM of $198 and $61, respectively (2022 – $199 and $43, respectively). USD LIBOR was decommissioned on June 30, 2023. Exposures indexed to CDOR represent floating rate invested assets with maturity dates beyond June 28, 2024. The interest rate benchmark reform is expected to have an impact on the valuation of invested assets whose value is tied to the affected interest rate benchmarks. The Company has assessed its exposure at the contract level, by benchmark and instrument type. The Company is monitoring market developments with respect to alternative reference rates and the time horizon during which they will evolve. As at December 31, 2023, the interest rate benchmark reform has not resulted in significant changes in the Company's risk management strategy.

[8] Includes accumulated depreciation of $57 (2022 – $411).

[9] Own use property of $2,430 as at December 31, 2023 (December 31, 2022 – $2,682), are underlying items for insurance contracts with direct participating features and are measured at fair value as if they were investment properties, as permitted by IAS 16. Own use property of $161 (December 31, 2022 – $170) is carried at cost less accumulated depreciation and any accumulated impairment losses.

[10] ALDA include investments in private equity of $15,445, infrastructure of $14,950, timber and agriculture of $5,719, energy of $1,859 and various other ALDA of $3,461 (2022 – $14,153, $12,751, $5,979, $2,347 and $3,230, respectively).

[11] Includes $3,790 (2022 – $3,840) of leveraged leases. Refer to note 1 (e).

(b) Equity method accounted invested assets

Other invested assets include investments in associates and joint ventures which are accounted for using the equity method of accounting as presented in the following table.

	2023		2022	
As at December 31,	Carrying value	% of total	Carrying value	% of total
Leveraged leases	$ 3,790	35	$ 3,840	37
Infrastructure	3,942	37	3,298	32
Timber and agriculture	854	8	822	8
Real estate	1,704	16	1,876	18
Other	443	4	487	5
Total	$ 10,733	100	$ 10,323	100

The Company's share of profit from these investments for the year ended December 31, 2023 was $399 (2022 – $852).

(c) Investment income

For the year ended December 31, 2023	FVTPL	FVOCI	Other[1]	Total
Cash and short-term securities				
Interest income	$ –	$ 837	$ –	$ 837
Gains (losses)[2]	–	10	–	10
Debt securities				
Interest income	212	7,437	28	7,677
Gains (losses)[2]	152	262	–	414
Impairment loss, net[3]	–	(4)	–	(4)
Public equities				
Dividend income	625	–	–	625
Gains (losses)[2]	2,255	–	–	2,255
Impairment loss, net[3]	–	–	–	–
Mortgages				
Interest income	–	2,290	–	2,290
Gains (losses)[2]	99	–	–	99
Provision, net	–	–	(150)	(150)
Private placements				
Interest income	–	2,318	–	2,318
Gains (losses)[2]	20	355	–	375
Impairment loss, net[3]	–	(72)	–	(72)
Loans to Bank clients				
Interest income	–	–	201	201
Provision, net	–	–	(3)	(3)
Real estate				
Rental income, net of depreciation[4]	–	–	496	496
Gains (losses)[2]	–	–	(1,286)	(1,286)
Impairment loss, net[3]	–	–	–	–
Derivatives				
Interest income, net	(561)	–	–	(561)
Gains (losses)[2]	1,147	–	–	1,147
Other invested assets				
Interest income	17	23	–	40
Energy, timber, agriculture and other income	2,197	–	–	2,197
Gains (losses)[2]	487	–	1	488
Impairment loss, net[3]	(74)	–	(1)	(75)
Total investment income (loss)	**$ 6,576**	**$ 13,456**	**$ (714)**	**$ 19,318**
Investment income				
Interest income	$ (332)	$ 12,905	$ 229	$ 12,802
Dividends, rental income and other income	2,822	–	496	3,318
Impairments, provisions and recoveries, net[3]	(74)	(76)	(154)	(304)
Other	372	(12)	4	364
	2,788	12,817	575	16,180
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities				
Debt securities	153	277	–	430
Public equities	2,157	–	–	2,157
Mortgages	99	–	–	99
Private placements	20	355	–	375
Real estate	–	–	(1,289)	(1,289)
Other invested assets	484	7	–	491
Derivatives	875	–	–	875
	3,788	639	(1,289)	3,138
Total investment income (loss)	**$ 6,576**	**$ 13,456**	**$ (714)**	**$ 19,318**
Investment expenses				(1,297)
Net investment income (loss)				**$ 18,021**

[1] Primarily includes investment income on loans carried at amortized cost, own use real estate properties, investment real estate properties, derivative and hedging instruments in cash flow hedging relationships, equity method accounted investments, energy investments and leveraged leases.

[2] Includes net realized and unrealized gains (losses) for financial instruments at FVTPL, investment real estate properties, and other invested assets measured at fair value. Also includes net realized gains (losses) for financial instruments at FVOCI and other invested assets carried at amortized cost.

[3] The Company adopted IFRS 9's ECL impairment requirements as at January 1, 2023 without restating the comparative period. Impairments for 2023 are based on IFRS 9's ECL requirements and impairments for 2022 are based on IAS 39's incurred loss impairment requirements.

[4] Rental income from investment real estate properties is net of direct operating expenses.

For the year ended December 31, 2022	FVTPL	FVOCI	Other[1]	Total
Cash and short-term securities				
Interest income	$ –	$ 313	$ –	$ 313
Gains (losses)[2]	–	121	–	121
Debt securities				
Interest income	139	6,990	26	7,155
Gains (losses)[2]	–	(1,050)	–	(1,050)
Impairment loss, net[3]	–	–	–	–
Public equities				
Dividend income	548	–	–	548
Gains (losses)[2]	(3,995)	–	–	(3,995)
Impairment loss, net[3]	–	–	–	–
Mortgages				
Interest income	–	1,914	–	1,914
Gains (losses)[2]	–	(52)	–	(52)
Provision, net	–	–	1	1
Private placements				
Interest income	–	2,008	–	2,008
Gains (losses)[2]	–	233	–	233
Impairment loss, net[3]	–	–	–	–
Loans to Bank clients				
Interest income	–	–	138	138
Provision, net	–	–	(4)	(4)
Real estate				
Rental income, net of depreciation[4]	–	–	490	490
Gains (losses)[2]	–	–	(591)	(591)
Impairment loss, net[3]	–	–	–	–
Derivatives				
Interest income, net	515	–	–	515
Gains (losses)[2]	(10,639)	–	–	(10,639)
Other invested assets				
Interest income	14	6	–	20
Energy, timber, agriculture and other income	2,862	–	–	2,862
Gains (losses)[2]	1,641	4	–	1,645
Impairment loss, net[3]	(74)	–	–	(74)
Total investment income (loss)	$ (8,989)	$ 10,487	$ 60	$ 1,558
Investment income				
Interest income	$ 668	$ 11,231	$ 164	$ 12,063
Dividend, rental and other income	3,410	–	490	3,900
Impairments, provisions and recoveries, net[3]	(74)	–	(3)	(77)
Other	(121)	(548)	(13)	(682)
	3,883	10,683	638	15,204
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities				
Debt securities	–	(504)	–	(504)
Public equities	(3,825)	–	–	(3,825)
Mortgages	–	(52)	–	(52)
Private placements	–	234	–	234
Real estate	–	–	(578)	(578)
Other invested assets	1,665	126	–	1,791
Derivatives	(10,712)	–	–	(10,712)
	(12,872)	(196)	(578)	(13,646)
Total investment income (loss)	$ (8,989)	$ 10,487	$ 60	$ 1,558
Investment expenses				(1,221)
Net investment income (loss)				$ 337

Note: For footnotes (1) to (4), refer to the "Investment income" table for the year ended December 31, 2023 above.

(d) Investment expenses

The following table presents total investment expenses.

For the years ended December 31,	2023	2022
Related to invested assets	$ 720	$ 679
Related to segregated, mutual and other funds	577	542
Total investment expenses	$ 1,297	$ 1,221

(e) Investment properties

The following table presents the rental income and direct operating expenses of investment properties.

For the years ended December 31,	2023	2022
Rental income from investment properties	$ 840	$ 825
Direct operating expenses of rental investment properties	(473)	(458)
Total	$ 367	$ 367

(f) Mortgage securitization

The Company securitizes certain insured and uninsured fixed and variable rate residential mortgages and Home Equity Lines of Credit ("HELOC") through creation of mortgage-backed securities under the Canadian Mortgage Bond Program ("CMB"), and the HELOC securitization program.

Benefits received from these securitizations include interest spread between the assets and associated liabilities. There is no credit exposure from securitized mortgages under the Canada Mortgage and Housing Corporation ("CMHC") sponsored CMB securitization program as they are insured by CMHC and other third-party insurance programs against borrowers' default. Mortgages securitized in the Platinum Canadian Mortgage Trust II ("PCMT II") program are uninsured.

Cash flows received from the underlying securitized assets/mortgages are used to settle the related secured borrowing liabilities. For CMB transactions, receipts of principal are deposited into a trust account for settlement of the liabilities at time of maturity. These transferred assets and related cash flows cannot be further transferred or used for other purposes by the Company. For HELOC transactions, investors are entitled to periodic interest payments, and the remaining cash receipts of principal are allocated to the Company (the "Seller") during the revolving periods of the transactions and are accumulated for settlement during accumulation periods or repaid to the investors monthly during reduction periods, based on the terms of the notes.

Securitized assets and secured borrowing liabilities

As at December 31, 2023	Securitized assets				
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities[2]	Net
HELOC securitization[1]	$ 2,880	$ 32	$ 2,912	$ 2,750	$ 162
CMB securitization[3]	2,900	–	2,900	2,806	94
Total	$ 5,780	$ 32	$ 5,812	$ 5,556	$ 256

As at December 31, 2022	Securitized assets				
Securitization program	Securitized mortgages	Restricted cash and short-term securities	Total	Secured borrowing liabilities[2]	Net
HELOC securitization[1]	$ 2,880	$ 44	$ 2,924	$ 2,750	$ 174
CMB securitization[3]	2,318	–	2,318	2,273	45
Total	$ 5,198	$ 44	$ 5,242	$ 5,023	$ 219

[1] Manulife Bank, a subsidiary, securitizes a portion of its HELOC receivables through PCMT II. PCMT II funds the purchase of the co-ownership interests from Manulife Bank by issuing term notes collateralized by an underlying pool of uninsured HELOCs to institutional investors. The restricted cash balance for the HELOC securitization reflects a cash reserve fund established in relation to the transactions. The reserve will be drawn upon only in the event of insufficient cash flows from the underlying HELOCs to satisfy the secured borrowing liabilities.

[2] The PCMT II notes payable have floating rates of interest and are secured by the PCMT II assets. Under the terms of the agreements, principal of $27 is expected to be repaid within one year, $1,973 within 1-3 years, $750 within 3-5 years and $nil beyond 5 years, respectively (2022 – $nil, $1,209, $1,049 and $492, respectively). There is no specific maturity date for the contractual agreements. Under the terms of the notes, additional collateral must be provided to the series as added credit protection and the Series Purchase Agreements govern the amount of over-collateralization for each of the term notes outstanding.

[3] Manulife Bank also securitizes insured amortizing mortgages under the National Housing Act Mortgage-Backed Securities ("NHA MBS") program sponsored by CMHC. Manulife Bank participates in CMB programs by selling NHA MBS securities to Canada Housing Trust ("CHT"), as a source of fixed rate funding.

As at December 31, 2023, the fair value of securitized assets and associated liabilities were $5,782 and $5,456, respectively (2022 – $5,167 and $4,865, respectively).

(g) Fair value measurement

The following table presents fair values and the fair value hierarchy of invested assets and segregated funds net assets measured at fair value in the Consolidated Statements of Financial Position.

As at December 31, 2023	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities				
FVOCI	$ 13,993	$ –	$ 13,993	$ –
FVTPL	1	–	1	–
Other	6,343	6,343	–	–
Debt securities				
FVOCI				
Canadian government and agency	19,769	–	19,769	–
U.S. government and agency	26,287	–	26,287	–
Other government and agency	30,576	–	30,566	10
Corporate	127,190	–	126,959	231
Residential mortgage-backed securities	6	–	6	–
Commercial mortgage-backed securities	370	–	370	–
Other asset-backed securities	1,579	–	1,558	21
FVTPL				
Canadian government and agency	1,219	–	1,219	–
U.S. government and agency	1,303	–	1,303	–
Other government and agency	90	–	90	–
Corporate	2,372	–	2,372	–
Commercial mortgage-backed securities	1	–	1	–
Other asset-backed securities	15	–	15	–
Private placements[1]				
FVOCI	44,952	–	37,270	7,682
FVTPL	654	–	575	79
Mortgages				
FVOCI	28,473	–	–	28,473
FVTPL	1,055	–	–	1,055
Public equities				
FVTPL	25,531	25,423	67	41
Real estate[2]				
Investment property	10,458	–	–	10,458
Own use property	2,430	–	–	2,430
Other invested assets[3]	33,653	68	–	33,585
Segregated funds net assets[4]	377,544	343,061	30,991	3,492
Total	$ 755,864	$ 374,895	$ 293,412	$ 87,557

[1] Fair value of private placements is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Private placements are classified within Level 2 unless the liquidity adjustment constitutes a significant price impact, in which case the securities are classified as Level 3.

[2] For real estate properties, the significant non-market observable inputs are capitalization rates ranging from 2.72% to 10.75% during the year ended December 31, 2023 (2022 – ranging from 2.25% to 9.00%), terminal capitalization rates ranging from 3.00% to 10.00% during the year ended December 31, 2023 (2022 – ranging from 3.25% to 9.50%) and discount rates ranging from 3.20% to 14.00% during the year ended December 31, 2023 (2022 – ranging from 3.30% to 11.00%). Holding other factors constant, a lower capitalization or terminal capitalization rate will tend to increase the fair value of an investment property. Changes in fair value based on variations in non-market observable inputs generally cannot be extrapolated because the relationship between the directional changes of each input is not usually linear.

[3] Other invested assets measured at fair value are held in infrastructure and timber sectors and include fund investments of $27,532 recorded at net asset value. The significant inputs used in the valuation of the Company's infrastructure investments are primarily future distributable cash flows, terminal values and discount rates. Holding other factors constant, an increase to future distributable cash flows or terminal values would tend to increase the fair value of an infrastructure investment, while an increase in the discount rate would have the opposite effect. Discount rates during the year ended December 31, 2023 ranged from 7.35% to 15.60% (2022 – ranged from 7.15% to 15.60%). Disclosure of distributable cash flow and terminal value ranges are not meaningful given the disparity in estimates by project. The significant inputs used in the valuation of the Company's investments in timberland properties are timber prices and discount rates. Holding other factors constant, an increase to timber prices would tend to increase the fair value of a timberland investment, while an increase in the discount rates would have the opposite effect. Discount rates during the year ended December 31, 2023 ranged from 4.00% to 7.00% (2022 – ranged from 4.25% to 7.00%). A range of prices for timber is not meaningful as the market price depends on factors such as property location and proximity to markets and export yards.

[4] Segregated funds net assets are measured at fair value. The Company's Level 3 segregated funds underlying assets are predominantly investment properties and timberland properties valued as described above.

As at December 31, 2022	Total fair value	Level 1	Level 2	Level 3
Cash and short-term securities				
FVOCI	$ 12,859	$ –	$ 12,859	$ –
Other	6,294	6,294	–	–
Debt securities				
FVOCI				
Canadian government and agency	20,279	–	20,279	–
U.S. government and agency	22,446	–	22,446	–
Other government and agency	26,314	–	26,305	9
Corporate	126,371	–	126,339	32
Residential mortgage-backed securities	7	–	7	–
Commercial mortgage-backed securities	589	–	589	–
Other asset-backed securities	1,670	–	1,644	26
FVTPL				
Canadian government and agency	987	–	987	–
U.S. government and agency	1,378	–	1,378	–
Other government and agency	159	–	159	–
Corporate	2,209	–	2,209	–
Commercial mortgage-backed securities	6	–	6	–
Other asset-backed securities	16	–	16	–
Private placements[1]				
FVOCI	41,494	–	33,666	7,828
FVTPL	516	–	485	31
Mortgages				
FVOCI	28,621	–	–	28,621
FVTPL	1,138	–	–	1,138
Public equities				
FVTPL	23,519	23,448	–	71
Real estate[2]				
Investment property	11,417	–	–	11,417
Own use property	2,682	–	–	2,682
Other invested assets[3]	31,095	26	–	31,069
Segregated funds net assets[4]	348,562	314,436	30,141	3,985
Total	**$ 710,628**	**$ 344,204**	**$ 279,515**	**$ 86,909**

Note: For footnotes (1) to (4), refer to the "Fair value measurement" table as at December 31, 2023 above.

The following table presents fair value of invested assets not measured at fair value by the fair value hierarchy.

As at December 31, 2023	Carrying value	Total fair value	Level 1	Level 2	Level 3
Short-term securities	$ 1	$ 1	$ –	$ 1	$ –
Mortgages[1]	22,893	22,782	–	–	22,782
Loans to Bank clients[2]	2,436	2,411	–	2,411	–
Real estate – own use property[3]	161	286	–	–	286
Public bonds held at amortized cost	1,372	998	–	998	–
Other invested assets[4]	12,027	12,906	240	–	12,666
Total invested assets disclosed at fair value	**$ 38,890**	**$ 39,384**	**$ 240**	**$ 3,410**	**$ 35,734**

As at December 31, 2022	Carrying value	Total fair value	Level 1	Level 2	Level 3
Mortgages[1]	$ 22,006	$ 21,613	$ –	$ –	$ 21,613
Loans to Bank clients[2]	2,781	2,760	–	2,760	–
Real estate – own use property[3]	170	326	–	–	326
Public bonds held at amortized cost	1,411	1,000	–	1,000	–
Other invested assets[4]	11,708	12,473	72	–	12,401
Total invested assets disclosed at fair value	**$ 38,076**	**$ 38,172**	**$ 72**	**$ 3,760**	**$ 34,340**

[1] Fair value of commercial mortgages is determined through an internal valuation methodology using both observable and non-market observable inputs. Non-market observable inputs include credit assumptions and liquidity spread adjustments. Fair value of fixed-rate residential mortgages is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of prevailing interest rates and prepayment rates, if applicable. Fair value of variable-rate residential mortgages is assumed to be their carrying value.

[2] Fair value of fixed-rate loans to Bank clients is determined using the discounted cash flow method. Inputs used for valuation are primarily comprised of current interest rates. Fair value of variable-rate loans is assumed to be their carrying value.

[3] Fair value of own use real estate and the fair value hierarchy are determined in accordance with the methodologies described for real estate – investment property in note 1(e).

[4] Primarily includes leveraged leases of $3,790 (2022 – $3,840), and equity method accounted other invested assets. Fair value of leveraged leases is disclosed at their carrying values as fair value is not routinely calculated on these investments. Fair value for energy properties is determined using external appraisals based on discounted cash flow methodology. Inputs used in valuation are primarily comprised of forecasted price curves, planned production, as well as capital expenditures, and operating costs. Fair value of equity method accounted other invested assets is determined using a variety of valuation techniques including discounted cash flows and market comparable approaches. Inputs vary based on the specific investment.

Transfers between Level 1 and Level 2

The Company records transfers of assets and liabilities between Level 1 and Level 2 at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Assets are transferred out of Level 1 when they are no longer transacted with sufficient frequency and volume in an active market. Conversely, assets are transferred from Level 2 to Level 1 when transaction volume and frequency are indicative of an active market. During the year ended December 31, 2023, the Company had $nil of transfers between Level 1 and Level 2 (2022 – $nil).

For segregated funds net assets, during the year ended December 31, 2023, the Company had $nil transfers from Level 1 to Level 2 (2022 – $nil). During the year ended December 31, 2023, the Company had $nil transfers from Level 2 to Level 1 (2022 – $nil).

Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)

The Company classifies fair values of invested assets and segregated funds net assets as Level 3 if there are no observable markets for these assets or, in the absence of active markets, significant non-market observable inputs are used to determine fair value. The Company prioritizes the use of market-based inputs over non-market observable inputs in determining Level 3 fair values. The gains and losses in the table below include the changes in fair value due to both observable and non-market observable factors.

The following table presents the movement in invested assets, net derivatives and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3) for the year ended December 31, 2023 and 2022.

For the year ended December 31, 2023	Balance, January 1, 2023	Total gains (losses) included in net income[1]	Total gains (losses) included in AOCI[2]	Purchases	Sales	Settlements	Transfer in[3]	Transfer out[3],[4]	Currency movement	Balance, December 31, 2023	Change in unrealized gains (losses) on assets still held
Debt instruments											
FVOCI											
Other government & agency	$ 9	$ –	$ –	$ 2	$ –	$ –	$ –	$ –	(1)	$ 10	$ –
Corporate	32	–	3	178	–	(7)	25	–	–	231	–
Other securitized assets	26	–	1	–	–	(5)	–	–	(1)	21	–
Public equities											
FVTPL	71	–	–	37	–	–	–	(67)	–	41	–
Private placements											
FVOCI	7,828	(4)	258	1,942	(497)	(1,172)	2,546	(2,907)	(312)	7,682	–
FVTPL	31	44	–	17	–	(1)	34	(47)	1	79	44
Mortgages											
FVOCI	28,621	65	830	1,984	(1,626)	(856)	–	–	(545)	28,473	–
FVTPL	1,138	37	–	160	(239)	(39)	–	–	(2)	1,055	–
Investment property	11,417	(1,054)	–	416	(122)	–	–	–	(199)	10,458	(1,055)
Own use property	2,682	(234)	–	20	–	–	–	–	(38)	2,430	(234)
Other invested assets	31,069	423	7	4,760	(522)	(1,219)	–	(68)	(865)	33,585	647
Total invested assets	82,924	(723)	1,099	9,516	(3,006)	(3,299)	2,605	(3,089)	(1,962)	84,065	(598)
Derivatives, net	(3,188)	(144)	–	–	–	960	–	165	41	(2,166)	17
Segregated funds net assets	3,985	(97)	–	110	(466)	24	–	(15)	(49)	3,492	32
Total	$ 83,721	$ (964)	$ 1,099	$ 9,626	$ (3,472)	$ (2,315)	$ 2,605	$ (2,939)	$ (1,970)	$ 85,391	$ (549)

[1] These amounts are included in net investment income on the Consolidated Statements of Income except for the amount related to segregated funds net assets, where the amount is recorded in Investment income related to segregated funds net assets. Refer to notes 1 (h) and 23.

[2] These amounts are included in AOCI on the Consolidated Statements of Financial Position.

[3] The Company uses fair values of the assets at the beginning of the year for assets transferred into and out of Level 3 except for derivatives, where the Company uses fair value at the end of the year and at the beginning of the year, respectively.

[4] Private placement bonds of $1,771 with maturity dates beyond 30 years were reclassed from Level 3 to Level 2 in the current period to align with the fair value leveling treatment of public bonds.

For the year ended December 31, 2022	Balance, January 1, 2022	Total gains (losses) included in net income[1]	Total gains (losses) included in AOCI[2]	Purchases	Sales	Settlements	Transfer in[3]	Transfer out[3]	Currency movement	Balance, December 31, 2022	Change in unrealized gains (losses) on assets still held
Debt instruments											
FVOCI											
Other government & agency	$ –	$ –	$ –	$ –	$ –	$ –	$ 9	$ –	$ –	$ 9	$ –
Corporate	41	–	(1)	27	–	(1)	6	(42)	2	32	–
Other securitized assets	28	–	2	–	–	(4)	–	–	–	26	–
Public equities											
FVTPL	–	(6)	–	69	(84)	–	87	–	5	71	(13)
Private placements											
FVOCI	5,136	(9)	(1,453)	1,697	(89)	(188)	2,876	(362)	220	7,828	–
FVTPL	30	(7)	–	–	–	(1)	9	–	–	31	(7)
Mortgages											
FVOCI	31,798	(76)	(4,692)	3,511	(2,411)	(757)	–	–	1,248	28,621	–
FVTPL	1,203	(117)	–	110	(22)	(38)	–	–	2	1,138	–
Investment property	11,443	(443)	–	312	(237)	–	17	–	325	11,417	(445)
Own use property	2,661	(120)	–	20	–	–	(15)	–	136	2,682	(120)
Other invested assets	24,884	1,934	5	4,938	(668)	(1,519)	248	–	1,247	31,069	2,057
Total invested assets	77,224	1,156	(6,139)	10,684	(3,511)	(2,508)	3,237	(404)	3,185	82,924	1,472
Derivatives, net	2,101	(5,429)	(7)	(109)	–	775	–	(356)	(163)	(3,188)	(3,527)
Segregated funds net assets	4,281	475	–	246	(1,113)	(46)	–	(1)	143	3,985	79
Total	$ 83,606	$ (3,798)	$ (6,146)	$ 10,821	$ (4,624)	$ (1,779)	$ 3,237	$ (761)	$ 3,165	$ 83,721	$ (1,976)

Note: For footnotes (1) to (4), refer to the "Invested assets and segregated funds net assets measured at fair value using significant non-market observable inputs (Level 3)" table for the year ended December 31, 2023 above.

Transfers into Level 3 primarily result from securities that were impaired during the periods or securities where a lack of observable market data (versus the previous period) resulted in reclassifying assets into Level 3. Transfers from Level 3 primarily result from observable market data becoming available for the entire term structure of the debt security.

(h) Remaining term to maturity
The following table presents remaining term to maturity for invested assets.

As at December 31, 2023	Remaining terms to maturities[1]						
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$ 20,338	$ –	$ –	$ –	$ –	$ –	$ 20,338
Debt securities							
Canadian government and agency	657	1,435	1,580	3,656	13,660	–	20,988
U.S. government and agency	297	725	744	4,504	22,208	–	28,478
Other government and agency	412	1,052	1,892	3,864	23,446	–	30,666
Corporate	8,475	15,512	18,548	33,361	54,100	50	130,046
Mortgage / asset-backed securities	106	153	279	556	877	–	1,971
Public equities	–	–	–	–	–	25,531	25,531
Mortgages	3,363	12,076	10,181	7,690	9,644	9,467	52,421
Private placements	1,418	3,486	4,704	9,137	26,790	71	45,606
Loans to Bank clients	39	23	1	–	–	2,373	2,436
Real estate							
Own use property	–	–	–	–	–	2,591	2,591
Investment property	–	–	–	–	–	10,458	10,458
Other invested assets							
Alternative long-duration assets	–	67	22	82	732	40,531	41,434
Various other[2]	–	–	19	1,528	2,242	457	4,246
Total invested assets	$ 35,105	$ 34,529	$ 37,970	$ 64,378	$ 153,699	$ 91,529	$ 417,210

[1] Represents contractual maturities. Actual maturities may differ due to prepayment privileges in the applicable contract.
[2] Primarily includes equity method accounted investments and leveraged leases.

As at December 31, 2022	Remaining terms to maturities[1]						
	Less than 1 year	1 to 3 years	3 to 5 years	5 to 10 years	Over 10 years	With no specific maturity	Total
Cash and short-term securities	$ 19,153	$ –	$ –	$ –	$ –	$ –	$ 19,153
Debt securities							
Canadian government and agency	738	1,242	2,536	3,811	12,939	–	21,266
U.S. government and agency	380	775	505	3,560	19,516	–	24,736
Other government and agency	457	753	1,490	3,801	19,972	–	26,473
Corporate	8,599	14,542	16,767	36,778	52,392	1	129,079
Mortgage / asset-backed securities	6	89	265	574	1,354	–	2,288
Public equities	–	–	–	–	–	23,519	23,519
Mortgages	3,288	7,838	10,911	7,906	11,629	10,193	51,765
Private placements	1,485	2,962	4,090	7,958	25,440	75	42,010
Loans to Bank clients	40	18	5	–	2	2,716	2,781
Real estate							
Own use property	–	–	–	–	–	2,852	2,852
Investment property	–	–	–	–	–	11,417	11,417
Other invested assets							
Alternative long-duration assets	1	46	22	35	674	37,682	38,460
Various other[2]	105	–	19	509	3,206	504	4,343
Total invested assets	$ 34,252	$ 28,265	$ 36,610	$ 64,932	$ 147,124	$ 88,959	$ 400,142

Note: For footnotes (1) to (2), refer to the "Remaining term to maturity" table as at December 31, 2023 above.

Note 5   Derivative and Hedging Instruments

Derivatives are financial contracts, the value of which is derived from a variety of factors described in note 5 (a). The Company uses derivatives including swaps, forward and futures agreements, and options to manage current and anticipated exposures to changes in interest rates, foreign exchange rates, commodity prices and equity market prices, and to replicate exposure to different types of investments.

Swaps are contractual agreements between the Company and a third-party to exchange a series of cash flows based upon rates applied to a notional amount. For interest rate swaps, counterparties generally exchange fixed or floating interest rate payments based on a notional value in a single currency. Cross currency swaps involve the exchange of principal amounts between parties as well as the exchange of interest payments in one currency for the receipt of interest payments in another currency. Total return swaps are contracts that involve the exchange of payments based on changes in the values of a reference asset, including any returns such as interest earned on these assets, in return for amounts based on reference rates specified in the contract.

Forward and futures agreements are contractual obligations to buy or sell a financial instrument, foreign currency or other underlying commodity on a predetermined future date at a specified price. Forward contracts are OTC contracts negotiated between counterparties, whereas futures agreements are contracts with standard amounts and settlement dates that are traded on regulated exchanges.

Options are contractual agreements whereby the holder has the right, but not the obligation, to buy (call option) or sell (put option) a security, exchange rate, interest rate, or other financial instrument at a predetermined price/rate within a specified time.

See variable annuity dynamic hedging strategy in note 9 (a) for an explanation of the Company's dynamic hedging strategy for its variable annuity product guarantees.

(a) Fair value of derivatives
The pricing models used to value derivatives are based on market standard valuation methodologies and the inputs to these models are consistent with what a market participant would use when pricing the instruments. Derivative valuations can be affected by changes in interest rates, foreign exchange rates, financial indices, commodity prices or indices, credit spreads, default risk (including the counterparties to the contract), and market volatility. The significant inputs to the pricing models for most derivatives are inputs that are observable or can be corroborated by observable market data and are classified as Level 2. Inputs that are observable generally include interest rates, foreign exchange rates and interest rate curves. However, certain derivatives may rely on inputs that are significant to the fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data and these derivatives are classified as Level 3. Inputs that are unobservable generally include broker quoted prices, volatilities and inputs that are outside of the observable portion of the interest rate curve or other relevant market measures. These non-market observable inputs may involve significant management judgment or estimation. Even though non-market observable, these inputs are based on assumptions deemed appropriate given the circumstances and consistent with what market participants would use when pricing such instruments. The credit risk of both the counterparty and the Company are considered in determining the fair value for all derivatives after considering the effects of netting agreements and collateral arrangements.

The following table presents gross notional amount and fair value of derivative instruments by the underlying risk exposure.

As at December 31,		2023			2022		
		Notional	Fair value		Notional	Fair value	
Type of hedge	Instrument type	amount	Assets	Liabilities	amount	Assets	Liabilities
Qualifying hedge accounting relationships							
Fair value hedges	Interest rate swaps	**$ 184,309**	**$ 2,627**	**$ 3,044**	$ –	$ –	$ –
	Foreign currency swaps	**9,055**	**78**	**1,518**	48	5	–
	Forward contracts	**23,461**	**165**	**2,672**	–	–	–
Cash flow hedges	Interest rate swaps	**8,372**	**20**	**48**	–	–	–
	Foreign currency swaps	**1,150**	**35**	**181**	1,155	40	203
	Forward contracts	**–**	**–**	**–**	–	–	–
	Equity contracts	**240**	**3**	**–**	173	3	–
Net investment hedges	Forward contracts	**654**	**–**	**16**	626	–	28
Total derivatives in qualifying hedge accounting relationships		**227,241**	**2,928**	**7,479**	2,002	48	231
Derivatives not designated in qualifying hedge accounting relationships							
	Interest rate swaps	**103,806**	**2,361**	**3,098**	268,081	5,751	7,557
	Interest rate futures	**9,449**	**–**	**–**	11,772	–	–
	Interest rate options	**5,841**	**33**	**–**	6,090	98	–
	Foreign currency swaps	**33,148**	**1,873**	**398**	39,667	2,029	1,579
	Currency rate futures	**2,581**	**–**	**–**	2,319	–	–
	Forward contracts	**34,080**	**769**	**597**	45,124	295	4,697
	Equity contracts	**19,760**	**579**	**115**	16,930	363	225
	Credit default swaps	**131**	**3**	**–**	159	4	–
	Equity futures	**4,040**	**–**	**–**	3,813	–	–
Total derivatives not designated in qualifying hedge accounting relationships		**212,836**	**5,618**	**4,208**	393,955	8,540	14,058
Total derivatives		**$ 440,077**	**$ 8,546**	**$ 11,687**	$ 395,957	$ 8,588	$ 14,289

The total notional amount above includes $79 billion (December 31, 2022 – $211 billion) of derivative instruments which reference rates that are impacted under the interest rate benchmark reform, with a significant majority to CDOR. USD LIBOR was decommissioned on June 30, 2023. Exposures indexed to CDOR represent derivatives with a maturity date beyond June 28, 2024. Upon adoption of IFRS 9, the Company designated additional existing derivatives in hedge accounting relationships. The exposure in the Company's hedge accounting programs is primarily to the CDOR benchmark. Compared to the overall risk exposure, the effect of interest rate benchmark reform on existing accounting hedges is not significant. The Company continues to apply high probability and high effectiveness expectation assumptions for cash flows and there would be no automatic de-designation of qualifying hedge relationships due to the impact from interest rate benchmark reform.

The following table presents the fair values of the derivative instruments by the remaining term to maturity. Fair values disclosed below do not incorporate the impact of master netting agreements (refer to note 9 (g)).

	Remaining term to maturity				
As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	**$ 1,189**	**$ 603**	**$ 573**	**$ 6,181**	**$ 8,546**
Derivative liabilities	**1,561**	**1,982**	**717**	**7,427**	**11,687**

	Remaining term to maturity				
As at December 31, 2022	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Derivative assets	$ 580	$ 556	$ 556	$ 6,896	$ 8,588
Derivative liabilities	2,656	1,956	1,146	8,531	14,289

The following table presents gross notional amount by the remaining term to maturity, total fair value (including accrued interest), credit equivalent amount and capital requirement by contract type.

As at December 31, 2023	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount[1]	Capital requirement[2]
	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
Interest rate contracts									
OTC swap contracts	$ 4,645	$ 20,923	$ 106,445	$ 132,013	$ 5,295	$ (6,850)	$ (1,555)	$ 300	$ 7
Cleared swap contracts	4,634	33,082	126,758	164,474	220	(180)	40	–	–
Forward contracts	17,809	16,182	–	33,991	771	(2,986)	(2,215)	–	–
Futures	9,449	–	–	9,449	–	–	–	–	–
Options purchased	795	1,362	3,684	5,841	33	–	33	8	–
Subtotal	37,332	71,549	236,887	345,768	6,319	(10,016)	(3,697)	308	7
Foreign exchange									
Swap contracts	2,110	11,782	29,461	43,353	1,978	(2,179)	(201)	1,087	19
Forward contracts	24,204	–	–	24,204	163	(299)	(136)	19	–
Futures	2,581	–	–	2,581	–	–	–	–	–
Subtotal	28,895	11,782	29,461	70,138	2,141	(2,478)	(337)	1,106	19
Credit derivatives	14	117	–	131	4	–	4	–	–
Equity contracts									
Swap contracts	1,452	723	–	2,175	18	(78)	(60)	32	–
Futures	4,040	–	–	4,040	–	–	–	–	–
Options purchased	14,830	2,995	–	17,825	562	(28)	534	215	2
Subtotal	20,336	3,835	–	24,171	584	(106)	478	247	2
Subtotal including accrued interest	86,563	87,166	266,348	440,077	9,044	(12,600)	(3,556)	1,661	28
Less accrued interest	–	–	–	–	498	(913)	(415)	–	–
Total	$ 86,563	$ 87,166	$ 266,348	$ 440,077	$ 8,546	$ (11,687)	$ (3,141)	$ 1,661	$ 28

As at December 31, 2022	Remaining term to maturity (notional amounts)				Fair value			Credit equivalent amount[1]	Capital requirement[2]
	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net		
Interest rate contracts									
OTC swap contracts	$ 8,817	$ 19,253	$ 98,380	$ 126,450	$ 5,992	$ (8,135)	$ (2,143)	$ 419	$ 9
Cleared swap contracts	2,494	16,823	122,314	141,631	254	(219)	35	–	–
Forward contracts	14,290	13,926	198	28,414	70	(4,468)	(4,398)	8	–
Futures	11,772	–	–	11,772	–	–	–	–	–
Options purchased	1,199	1,069	3,822	6,090	98	–	98	64	4
Subtotal	38,572	51,071	224,714	314,357	6,414	(12,822)	(6,408)	491	13
Foreign exchange									
Swap contracts	2,026	10,475	28,369	40,870	2,067	(1,846)	221	1,166	23
Forward contracts	17,336	–	–	17,336	226	(258)	(32)	89	–
Futures	2,319	–	–	2,319	–	–	–	–	–
Subtotal	21,681	10,475	28,369	60,525	2,293	(2,104)	189	1,255	23
Credit derivatives	15	144	–	159	4	–	4	–	–
Equity contracts									
Swap contracts	547	396	–	943	26	(7)	19	24	–
Futures	3,813	–	–	3,813	–	–	–	–	–
Options purchased	12,634	3,526	–	16,160	335	(218)	117	232	2
Subtotal	17,009	4,066	–	21,075	365	(225)	140	256	2
Subtotal including accrued interest	77,262	65,612	253,083	395,957	9,072	(15,151)	(6,079)	2,002	38
Less accrued interest	–	–	–	–	484	(862)	(378)	–	–
Total	$ 77,262	$ 65,612	$ 253,083	$ 395,957	$ 8,588	$ (14,289)	$ (5,701)	$ 2,002	$ 38

[1] Credit equivalent amount is the sum of replacement cost and the potential future credit exposure less any collateral held. Replacement cost represents the current cost of replacing all contracts with a positive fair value. The amounts take into consideration legal contracts that permit offsetting of positions. The potential future credit exposure is calculated based on a formula prescribed by the Office of the Superintendent of Financial Institutions ("OSFI").

[2] Capital requirement represents the credit equivalent amount, weighted according to the creditworthiness of the counterparty, as prescribed by OSFI.

The total notional amount of $440 billion (2022 – $396 billion) includes $82 billion (2022 – $77 billion) related to derivatives utilized in the Company's variable annuity guarantee dynamic hedging. Due to the Company's variable annuity hedging practices, many trades are in offsetting positions, resulting in materially lower net fair value exposure for the Company than what the gross notional amount would suggest.

The following table presents the average rate of the hedging instruments in hedge relationships that do not frequently reset:

As at December 31, 2023			Remaining term to maturity (notional amounts)				Fair value		
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Inflation risk									
Inflation linked insurance liabilities	Interest rate swaps	CPI rate: 290.13	$ 87	$ 459	$ 7,826	$ 8,372	$ 20	$ (48)	$ (28)
Foreign exchange risk									
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	500	–	–	500	35	–	35
Foreign exchange and interest rate risk									
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(181)	(181)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	46	–	46	5	–	5
Equity risk									
Stock-based compensation	Equity contracts	MFC price: $26.28	11	229	–	240	3	–	3
Total			$ 598	$ 734	$ 8,476	$ 9,808	$ 63	$ (229)	$ (166)

As at December 31, 2022			Remaining term to maturity (notional amounts)				Fair value		
Hedged item	Hedging instrument	Average rate	Under 1 year	1 to 5 years	Over 5 years	Total	Positive	Negative	Net
Foreign exchange risk									
Fixed rate liabilities	Foreign currency swaps	SGD/CAD: 0.93503	$ –	$ 505	$ –	$ 505	$ 40	$ –	$ 40
Foreign exchange and interest rate risk									
Floating rate foreign currency liabilities	Foreign currency swaps	CAD/USD: 0.86655	–	–	650	650	–	(203)	(203)
Debt securities at fair value through OCI	Foreign currency swaps	CAD/USD: 1.22914	–	48	–	48	5	–	5
Equity risk									
Stock-based compensation	Equity contracts	MFC price: $25.39	9	164	–	173	3	–	3
Total			$ 9	$ 717	$ 650	$ 1,376	$ 48	$ (203)	$ (155)

Fair value and the fair value hierarchy of derivative instruments

As at December 31, 2023	Fair value	Level 1	Level 2	Level 3
Derivative assets				
Interest rate contracts	$ 5,813	$ –	$ 5,262	$ 551
Foreign exchange contracts	2,148	–	2,148	–
Equity contracts	582	–	572	10
Credit default swaps	3	–	3	–
Total derivative assets	$ 8,546	$ –	$ 7,985	$ 561
Derivative liabilities				
Interest rate contracts	$ 9,176	$ –	$ 6,451	$ 2,725
Foreign exchange contracts	2,396	–	2,395	1
Equity contracts	115	–	114	1
Total derivative liabilities	$ 11,687	$ –	$ 8,960	$ 2,727

As at December 31, 2022	Fair value	Level 1	Level 2	Level 3
Derivative assets				
Interest rate contracts	$ 5,919	$ –	$ 5,766	$ 153
Foreign exchange contracts	2,299	–	2,298	1
Equity contracts	366	–	361	5
Credit default swaps	4	–	4	–
Total derivative assets	$ 8,588	$ –	$ 8,429	$ 159
Derivative liabilities				
Interest rate contracts	$ 12,025	$ –	$ 8,689	$ 3,336
Foreign exchange contracts	2,039	–	2,037	2
Equity contracts	225	–	216	9
Total derivative liabilities	$ 14,289	$ –	$ 10,942	$ 3,347

Movement in net derivatives measured at fair value using significant non-market observable inputs (Level 3) is presented in note 4 (g).

(b) Hedging relationships

The Company uses derivatives for economic hedging purposes. In certain circumstances, these derivatives meet the requirements of hedge accounting and designating them in qualifying hedge accounting relationships achieves the desired IFRS presentation. Risk management strategies eligible for hedge accounting are designated as fair value hedges, cash flow hedges or net investment hedges.

At the inception of a hedge accounting relationship, the Company documents the relationship between hedging instrument and hedged item, its risk management objective, and its strategy for undertaking the hedge. At hedge inception and on an ongoing basis, an assessment is performed and documented to demonstrate that the hedging relationship qualifies or continues to qualify for hedge accounting. In order to qualify for hedge accounting, there has to be an economic relationship between the hedging instrument and the hedged item, an assessment that the effect of credit risk does not dominate the economic relationship, and the hedge ratio between the hedging instrument and the hedged item will be based on the approach used by risk management, unless the hedge ratio used by risk management results in an imbalance that would create hedge ineffectiveness that is inconsistent with the purpose of hedge accounting.

- The Company designates a specific risk component or a combination of risk components as the hedged risk, including benchmark interest rate, foreign exchange rate, equity price and consumer price index components. All these risk components are observable in the relevant market environment and the changes in fair value or variability in cash flows attributable to these risk components can be reliably measured for hedged items. The hedged risk is generally the most significant risk component of the overall changes in fair value or in cash flows. The Company acquires derivatives for economic hedging purposes with underlying characteristics that offset the hedged risk based on the risk management strategy.
- The Company executes hedging derivatives with counterparties with high credit quality and monitors the creditworthiness of the counterparties to ensure they are expected to meet cash flow obligations on the hedging instruments as they come due, and that the probability of counterparty default is remote. Further, changes in the Company's own credit risk are immaterial and have insignificant impact to the hedging relationships.
- A hedge ratio is calculated as the ratio between the quantity of the hedged item that the Company hedges and the quantity of the hedging instrument the Company uses to hedge that quantity of hedged item.
  - For group fair value hedges of interest rate risk of insurance liabilities and group fair value hedges of foreign exchange and interest rate risk of foreign currency denominated debt instruments, the Company constructs the hedge relationship by comparing interest rate sensitivities of the group of hedging derivatives and the group of hedged items in the same currency. Interest rate sensitivities are compared by estimating the change in the present value of cash flows of hedged items and of hedging derivatives from an instantaneous shock to interest rates, assuming no rebalancing actions are undertaken.
  - For the rest of the Company's hedge accounting relationships, the Company generally constructs the hedge relationships by comparing the notional amounts of the hedging derivatives with that of the hedged items.

Hedge ineffectiveness in various hedging relationships may still exist and potential sources of hedge ineffectiveness by risk category are summarized as below:

	Interest rate risk	Foreign currency risk	Equity risk	Consumer price index risk
Mismatches in some critical terms of hedging instrument and hedged item	✓	✓	✓	✓
Differences in valuation methodologies including discounting factor	✓	✓		✓
Changes in timing and amount of forecasted hedged items		✓		✓
Differences due to the use of non-zero fair value hedging instruments	✓	✓		

Hedging relationships that frequently reset

The Company uses a portfolio of derivatives as a fair value hedge of foreign exchange rate and interest rate fluctuations of fixed rate debt instruments denominated in non-functional currencies, as well as interest rate fluctuations of guaranteed insurance liabilities. The risk management objective is to hedge these foreign exchange and interest rate fluctuations with a hedge horizon of three months. At the end of each hedge horizon, the hedging relationships mature; and new fair value hedging relationships are designated with a newly designated pool of hedging instruments and hedged items.

Fair value hedges

The Company uses interest rate swaps to manage its exposure to changes in the fair value of fixed rate financial instruments and guaranteed insurance liabilities due to changes in interest rates. The Company also uses cross currency swaps to manage its exposure to foreign exchange rate fluctuations, interest rate fluctuations, or both.

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges in total investment result. These investment gains (losses) are shown in the following table.

For the year ended December 31, 2023	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items[1]	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets						
Interest rate risk						
Debt securities at FVOCI	$ –	$ –	$ –	$ –	$ –	$ 241
Foreign currency and interest rate risk						
Debt securities at FVOCI	742	(778)	(36)	9,191	576	(405)
Total assets	**$ 742**	**$ (778)**	**$ (36)**	**$ 9,191**	**$ 576**	**$ (164)**
Liabilities						
Interest rate risk						
Insurance contract liabilities	$ (53)	$ 185	$ 132	$ 29,133	$ (2,658)	$ 2,642
Total liabilities	**$ (53)**	**$ 185**	**$ 132**	**$ 29,133**	**$ (2,658)**	**$ 2,642**

For the year ended December 31, 2022	Change in value of the hedged item for ineffectiveness measurement	Change in value of the hedging instrument for ineffectiveness measurement	Ineffectiveness recognized in Total investment result	Carrying amount for hedged items	Accumulated fair value adjustments on hedged items	Accumulated fair value adjustments on de-designated hedged items
Assets[2]						
Interest rate risk						
Debt securities at FVOCI	$ –	$ –	$ –	$ –	$ –	$ 265
Foreign currency and interest rate risk						
Debt securities at FVOCI	7	(5)	2	31	7	–
Total assets	$ 7	$ (5)	$ 2	$ 31	$ 7	$ 265
Total liabilities	$ –	$ –	$ –	$ –	$ –	$ –

[1] The carrying amounts for hedged items presented are related to hedged items in active hedging relationships as at the reporting date. Out of the $9,191 related to assets, $9,160 relates to new hedge relationships designated under IFRS 9 and accordingly, no amounts related to these new hedge relationships are presented for the comparative period. Further, $29,133 related to liabilities are new hedge relationships designated under IFRS 9 and accordingly, no amounts related to these new hedge relationships are presented for the comparative period.

[2] Represents hedge relationships previously designated under IAS 39.

Cash flow hedges

The Company uses interest rate swaps to hedge the variability in cash flows from variable rate financial instruments and from forecasted transactions. The Company also uses cross currency swaps and foreign currency forward contracts to hedge the variability from foreign currency financial instruments and foreign currency expenses. Total return swaps are used to hedge the variability in cash flows associated with certain stock-based compensation awards. Inflation swaps are used to reduce inflation risk generated from inflation-indexed liabilities.

The effects of derivatives in cash flow hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Comprehensive Income are shown in the following table. The effective portion of the change in fair value of hedging instruments associated with the Consumer Price Index ("CPI") cash flow hedge accounting program is presented in AOCI, in the same line as the hedged item – Insurance finance income (expenses). The accumulated other comprehensive income (loss) balances of $(149) as at December 31, 2023 (2022 – $(85)) are all related to continuing cash flow hedges, of which $(85) (December 31, 2022 – $nil) related to CPI cash flow hedges that were reported in AOCI – Insurance finance income (expenses). There is $nil balance in AOCI related to de-designated hedges as at December 31, 2023 and December 31, 2022, respectively.

For the year ended December 31, 2023	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Interest rate risk						
Treasury locks	Forecasted liability issuance	$ (1)	$ 1	$ 1	$ –	$ –
Foreign exchange risk						
Foreign currency swaps	Fixed rate liabilities	10	(10)	(10)	(8)	–
Interest and foreign exchange risk						
Foreign currency swaps	Floating rate liabilities	(23)	23	23	16	–
Equity price risk						
Equity contracts	Stock-based compensation	(40)	40	40	3	–
CPI risk						
Interest rate swaps[1]	Inflation linked insurance liabilities	4	(4)	(4)	81	–
Total		$ (50)	$ 50	$ 50	$ 92	$ –

For the year ended December 31, 2022	Hedged items in qualifying cash flow hedging relationships	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI on derivatives	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Foreign exchange risk						
Foreign currency swaps	Fixed rate assets	$ 1	$ (1)	$ (1)	$ (1)	$ –
	Fixed rate liabilities	(34)	34	34	35	–
Interest and foreign exchange risk						
Foreign currency swaps	Floating rate liabilities	(175)	175	175	(49)	–
Equity price risk						
Equity contracts	Stock-based compensation	(2)	2	2	6	–
Total		$ (210)	$ 210	$ 210	$ (9)	$ –

[1] Gains (losses) deferred in AOCI on derivatives are presented in AOCI under Insurance finance income (expenses).

The Company anticipates that net losses of approximately $17 will be reclassified from AOCI to net income within the next 12 months. The maximum time frame for which variable cash flows are hedged is 13 years with exception to CPI hedge relationships where the maximum time frame for which variable cash flows are hedged is 29 years.

The table below details the balances in the Company's cash flow hedge reserve.

As at December 31,	2023	2022
Balances in the cash flow hedge reserve for continuing hedges	$ (149)	$ (107)
Balances remaining in the cash flow hedge reserve on de-designated hedges	–	–
Total	$ (149)	$ (107)

Hedges of net investments in foreign operations

The Company uses non-functional currency denominated long-term debt (refer to note 10) and forward currency contracts to mitigate the foreign exchange translation risk of net investments in foreign operations.

The effects of net investment hedging relationships on the Consolidated Statements of Income and the Consolidated Statements of Other Comprehensive Income are shown in the following table.

For the year ended December 31, 2023	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$ (195)	$ 195	$ 195	$ –	$ –
Forward currency contracts	(1)	1	1	–	–
Total	$ (196)	$ 196	$ 196	$ –	$ –

For the year ended December 31, 2022	Change in fair value of hedged items for ineffectiveness measurement	Change in fair value of hedging instruments for ineffectiveness measurement	Gains (losses) deferred in AOCI	Gains (losses) reclassified from AOCI into Total investment result	Ineffectiveness recognized in Total investment result
Non-functional currency denominated debt	$ 458	$ (458)	$ (458)	$ –	$ –
Forward currency contracts	(14)	14	14	–	–
Total	$ 444	$ (444)	$ (444)	$ –	$ –

The table below details the balances in the Company's net investment hedge reserve.

As at December 31,	2023	2022
Balances in the foreign currency translation reserve for continuing hedges	$ 59	$ (137)
Balances remaining in the net investment hedge reserve on de-designated hedges	–	–
Total	$ 59	$ (137)

Reconciliation of accumulated other comprehensive income (loss) related to cash flow hedges

For the year ended December 31, 2023	Accumulated other comprehensive income (loss), beginning of the year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$ –	$ 1	$ –	$ 1	$ –	$ –
Interest rate and foreign exchange risk	(114)	23	16	(107)	–	–
Foreign exchange translation risk	5	(10)	(8)	3	–	–
CPI risk	–	(4)	81	(85)	–	–
Equity price risk	2	40	3	39	–	–
Total	$ (107)	$ 50	$ 92	$ (149)	$ –	$ –

For the year ended December 31, 2022	Accumulated other comprehensive income (loss), beginning of the year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Interest rate risk	$ –	$ –	$ –	$ –	$ –	$ –
Interest rate and foreign exchange risk	(313)	175	(49)	(89)	–	–
Foreign exchange translation risk	3	33	34	2	–	–
CPI risk	–	–	–	–	–	–
Equity price risk	6	2	6	2	–	–
Total	$ (304)	$ 210	$ (9)	$ (85)	$ –	$ –

Reconciliation of accumulated other comprehensive income (loss) related to net investment hedges

For the year ended December 31, 2023	Accumulated other comprehensive income (loss), beginning of the year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$ (137)	$ 196	$ –	$ 59	$ –	$ –

For the year ended December 31, 2022	Accumulated other comprehensive income (loss), beginning of the year	Hedging gains (losses) recognized in AOCI during the year	Reclassification from AOCI to income	Accumulated other comprehensive income (loss), end of the year	Reclassification adjustment related to de-designated hedges as hedged item affects income	Reclassification adjustment related to items for which the hedged future cash flows are no longer expected to occur
Foreign exchange translation risk	$ 307	$ (444)	$ –	$ (137)	$ –	$ –

Cost of hedging

The Company has elected to apply IFRS 9's cost of hedging guidance retrospectively for certain hedging relationships existing on January 1, 2023. The excluded components from hedging relationships related to forward elements and foreign currency basis spreads are presented in AOCI as cost of hedging. The following table provides details of the movement in the cost of hedging by hedged risk category.

	For the year ended December 31, 2023
Foreign exchange risk	
Balance, beginning of year	$ (3)
Changes in fair value	5
Amount reclassified to profit or loss	2
Balance, end of year	$ –
Foreign exchange and interest rate risk	
Balance, beginning of year	$ 25
Changes in fair value	(8)
Amount reclassified to profit or loss	(1)
Balance, end of year	$ 18

(c) Derivatives not designated in qualifying hedge accounting relationships

The Company uses derivatives to economically hedge various financial risks, however, not all derivatives qualify for hedge accounting and in some cases, the Company has not elected to apply hedge accounting. As noted above, upon adoption of IFRS 9, the Company has prospectively designated additional existing derivatives in hedge accounting relationships. Below are the investment income impacts of derivatives not designated in qualifying hedge accounting relationships.

Investment income (loss) on derivatives not designated in qualifying hedge accounting relationships

For the years ended December 31,	2023	2022
Interest rate swaps	$ 667	$ (3,428)
Interest rate futures	57	(431)
Interest rate options	(13)	(258)
Foreign currency swaps	(4)	1,171
Currency rate futures	(22)	(103)
Forward contracts	612	(7,561)
Equity futures	(449)	794
Equity contracts	325	(818)
Total	$ 1,173	$ (10,634)

(d) Embedded derivatives

Certain insurance contracts contain features that are classified as embedded derivatives and are measured separately at FVTPL, including reinsurance contracts related to guaranteed minimum income benefits and contracts containing certain credit and interest rate features.

Certain reinsurance contracts related to guaranteed minimum income benefits contain embedded derivatives requiring separate measurement at FVTPL as the financial component contained in the reinsurance contracts does not contain significant insurance risk. Claims recovered under reinsurance ceded contracts offset claims expenses and claims paid on the reinsurance assumed. As at

December 31, 2023, reinsurance ceded guaranteed minimum income benefits had a fair value of $402 (2022 – $535) and reinsurance assumed guaranteed minimum income benefits had a fair value of $46 (2022 – $58).

The Company's credit and interest rate embedded derivatives promise to pay the returns on a portfolio of assets to the contract holder. These embedded derivatives contain credit and interest rate risks that are financial risks embedded in the underlying insurance and investment contract. As at December 31, 2023, these embedded derivative liabilities had a fair value of $487 (2022 – $395).

Other insurance contract features which are classified as embedded derivatives but are exempt from separate measurement at fair value include variable universal life and variable life products' minimum guaranteed credited rates, no lapse guarantees, guaranteed annuitization options, CPI indexing of benefits, and segregated fund minimum guarantees other than reinsurance ceded/assumed guaranteed minimum income benefits. These embedded derivatives are measured and reported within insurance contract liabilities and are exempt from separate fair value measurement as they contain insurance risk and/or are closely related to the insurance host contract.

Note 6   Goodwill and Intangible Assets

(a) Change in the carrying value of goodwill and intangible assets
The following table presents the change in carrying value of goodwill and intangible assets.

For the year ended December 31, 2023	Balance, January 1, 2023	Net additions/ (disposals)	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2023
Goodwill	$ 6,014	$ –	$ n/a	$ (95)	$ 5,919
Indefinite life intangible assets					
Brand	813	–	n/a	(22)	791
Fund management contracts and other[1]	1,048	–	n/a	(14)	1,034
	1,861	–	n/a	(36)	1,825
Finite life intangible assets[2]					
Distribution networks	881	31	(53)	(25)	834
Customer relationships	643	(4)	(53)	(4)	582
Software	1,068	274	(217)	(23)	1,102
Other	52	11	(5)	(10)	48
	2,644	312	(328)	(62)	2,566
Total intangible assets	4,505	312	(328)	(98)	4,391
Total goodwill and intangible assets	$ 10,519	$ 312	$ (328)	$ (193)	$ 10,310

For the year ended December 31, 2022	Balance, January 1, 2022	Net additions/ (disposals)[3],[4]	Amortization expense	Effect of changes in foreign exchange rates	Balance, December 31, 2022
Goodwill	$ 5,651	$ 255	$ n/a	$ 108	$ 6,014
Indefinite life intangible assets					
Brand	761	–	n/a	52	813
Fund management contracts and other[1]	788	228	n/a	32	1,048
	1,549	228	n/a	84	1,861
Finite life intangible assets[2]					
Distribution networks	888	6	(47)	34	881
Customer relationships	687	–	(56)	12	643
Software	1,091	192	(235)	20	1,068
Other	49	7	(6)	2	52
	2,715	205	(344)	68	2,644
Total intangible assets	4,264	433	(344)	152	4,505
Total goodwill and intangible assets	$ 9,915	$ 688	$ (344)	$ 260	$ 10,519

[1] Fund management contracts are mostly allocated to Canada WAM and U.S. WAM CGUs with carrying values of $273 (2022 – $273) and $386 (2022 – $397), respectively.

[2] Gross carrying amount of finite life intangible assets was $2,955 for software, $1,511 for distribution networks, $1,136 for customer relationships and $138 for other (2022 – $2,736, $1,517, $1,146 and $136), respectively.

[3] In November 2022, the Company acquired control of Manulife Fund Management Co., Ltd., formerly known as Manulife TEDA Fund Management Co., Ltd, through the purchase of the remaining 51% of shares that it did not already own from its joint venture partner. The transaction included cash consideration of $334 and derecognition of the Company's previous joint venture interest with a fair value of $321. Goodwill, indefinite life fund management contracts and distribution networks, and finite life management contracts, included in Other, of $255, $185, $52 and $3 were recognized.

[4] In January 2022, the Company paid $256 to VietinBank for an extension of the life of the distribution agreement acquired from Aviva Plc in December, 2021.

(b) Goodwill impairment testing
The Company completed its annual goodwill impairment testing in the fourth quarter of 2023 by determining the recoverable amounts of its businesses using valuation techniques discussed below (refer to notes 1 (f) and 6 (c)). The testing indicated that there was no impairment of goodwill in 2023 (2022 – $nil).

The following tables present the carrying value of goodwill by CGU or group of CGUs.

For the year ended December 31, 2023 CGU or group of CGUs	Balance, January 1, 2023	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2023
Asia				
Asia Insurance (excluding Japan)	$ 162	$ –	$ (3)	$ 159
Japan Insurance	360	–	(32)	328
Canada Insurance	1,960	–	(2)	1,958
U.S. Insurance	360	–	(10)	350
Global Wealth and Asset Management				
Asia WAM	450	–	(12)	438
Canada WAM	1,436	–	–	1,436
U.S. WAM	1,286	–	(36)	1,250
Total	$ 6,014	$ –	$ (95)	$ 5,919

For the year ended December 31, 2022 CGU or group of CGUs	Balance, January 1, 2022	Net additions/ (disposals)	Effect of changes in foreign exchange rates	Balance, December 31, 2022
Asia				
Asia Insurance (excluding Japan)	$ 152	$ –	$ 10	$ 162
Japan Insurance	386	–	(26)	360
Canada Insurance	1,955	–	5	1,960
U.S. Insurance	336	–	24	360
Global Wealth and Asset Management				
Asia WAM	183	255	12	450
Canada WAM	1,436	–	–	1,436
U.S. WAM	1,203	–	83	1,286
Total	$ 5,651	$ 255	$ 108	$ 6,014

The valuation techniques, significant assumptions and sensitivities, where applicable, applied in the goodwill impairment testing are described below.

(c) Valuation techniques
When determining if a CGU is impaired, the Company compares its recoverable amount to the allocated capital for that unit, which is aligned with the Company's internal reporting practices. The recoverable amounts were based on fair value less costs to sell ("FVLCS") for Asia Insurance (excluding Japan) and Asia WAM. For other CGUs, value-in-use ("VIU") was used.

Under the FVLCS approach, the Company determines the fair value of the CGU or group of CGUs using an earnings-based approach which incorporates forecasted earnings, excluding interest and equity market impacts and normalized new business expenses multiplied by an earnings-multiple derived from the observable price-to-earnings multiples of comparable financial institutions. The price-to-earnings multiple used by the Company for testing ranged from 5.1 to 12.7 (2022 – 4.4 to 11.6). These FVLCS valuations are categorized as Level 3 of the fair value hierarchy (2022 – Level 3).

Under the VIU approach, used for CGUs with insurance business, an embedded appraisal value is determined from a projection of future distributable earnings derived from both the in-force business and new business expected to be sold in the future, and therefore, reflects the economic value for each CGU's or group of CGUs' profit potential under a set of assumptions. This approach requires assumptions including sales and revenue growth rates, capital requirements, interest rates, equity returns, mortality, morbidity, policyholder behaviour, tax rates and discount rates. For non-insurance CGUs, the VIU is based on discounted cash flow analysis which incorporates relevant aspects of the embedded appraisal value approach.

(d) Significant assumptions
To calculate an insurance appraisal value, the Company discounted projected earnings from in-force contracts and valued 20 years of new business growing at expected plan levels, consistent with the periods used for forecasting long-term businesses such as insurance. In arriving at its projections, the Company considered past experience, economic trends such as interest rates, equity returns and product mix as well as industry and market trends. Where growth rate assumptions for new business cash flows were used in the embedded appraisal value calculations, they ranged from zero per cent to 13.0 per cent (2022 – zero per cent to nine per cent).

Interest rate assumptions are based on prevailing market rates at the valuation date.

Tax rates applied to the projections include the impact of internal reinsurance treaties and were 28.0 per cent, 27.8 per cent and 21.0 per cent for the Japan, Canada and U.S. jurisdictions, respectively (2022 – 28.0 per cent, 27.5 per cent and 21.0 per cent, respectively). Tax assumptions are sensitive to changes in tax laws as well as assumptions about the jurisdictions in which profits are earned. It is possible that effective tax rates could differ from those assumed.

Discount rates assumed in determining the value-in-use for applicable CGUs or group of CGUs ranged from 10.0 per cent to 13.0 per cent on an after-tax basis or 12.5 per cent to 16.3 per cent on a pre-tax basis (2022 – 10.0 per cent to 12.0 per cent on an after-tax basis or 12.5 per cent to 15.0 per cent on a pre-tax basis).

Key assumptions may change as economic and market conditions change, which may lead to impairment charges in the future. Adverse changes in discount rates (including from changes in interest rates) and growth rate assumptions for new business cash flow projections used in the determination of embedded appraisal values or reductions in market-based earnings multiples calculations may result in impairment charges in the future which could be material.

Note 7 Insurance and Reinsurance Contract Assets and Liabilities

(a) Composition
Portfolio of insurance contracts that are assets and those that are liabilities, and portfolios of reinsurance contracts that are assets and those that are liabilities, are presented separately in the Consolidated Statements of Financial Position. The components of net insurance and reinsurance contract liabilities are shown below. The composition of insurance contract assets and liabilities, and reinsurance contract held assets and liabilities by the reporting segment is as follows.

Insurance contract asset and liabilities

	2023				2022			
As at December 31,	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities	Insurance contract assets	Insurance contract liabilities	Insurance contract liabilities for account of segregated fund holders	Net insurance contract liabilities
Asia	$ (108)	$ 131,729	$ 22,696	$ 154,317	$ (527)	$ 121,105	$ 21,005	$ 141,583
Canada	(33)	80,169	36,085	116,221	(81)	74,876	35,695	110,490
U.S.	–	157,699	55,362	213,061	(56)	159,501	53,516	212,961
Corporate and Other	(4)	(781)	–	(785)	–	163	–	163
Insurance contract balances	(145)	368,816	114,143	482,814	(664)	355,645	110,216	465,197
Assets for insurance acquisition cash flows	–	(820)	–	(820)	(9)	(796)	–	(805)
Total	$ (145)	$ 367,996	$ 114,143	$ 481,994	$ (673)	$ 354,849	$ 110,216	$ 464,392

Reinsurance contract held asset and liabilities

	2023			2022		
As at December 31,	Assets	Liabilities	Net reinsurance contract held assets	Assets	Liabilities	Net reinsurance contract held assets
Asia	$ 3,540	$ (1,909)	$ 1,631	$ 3,306	$ (1,462)	$ 1,844
Canada	1,922	(913)	1,009	1,756	(911)	845
U.S.	37,437	(14)	37,423	40,384	(18)	40,366
Corporate and Other	(248)	5	(243)	425	–	425
Total	$ 42,651	$ (2,831)	$ 39,820	$ 45,871	$ (2,391)	$ 43,480

As at December 31,	2023	2022
Net insurance contract held liabilities	$ 481,994	$ 464,392
Net reinsurance contract held assets	(39,820)	(43,480)
Net insurance and reinsurance contract held liabilities	$ 442,174	$ 420,912

(b) Movements in carrying amounts of insurance and reinsurance contracts
The following tables present the movement in the net carrying amounts of insurance contracts issued and reinsurance contracts held during the year for the Company and for each reporting segment. The changes include amounts that are recognized in income and OCI, and movements due to cash flows.

There are two types of tables presented:

- Tables which analyze movements in the net assets or liabilities for remaining coverage and for incurred claims separately and reconcile them to the relevant Consolidated Statements of Income and Consolidated Statements of Comprehensive Income line items.
- Tables which analyze movements of contracts by measurement components including estimates of the present value of future cash flows, risk adjustment and CSM for portfolios.

(I) Total

Insurance contracts – Analysis by remaining coverage and incurred claims

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing the amounts for remaining coverage and the amounts for incurred claims for the years ended December 31, 2023 and December 31, 2022.

	Liabilities for remaining coverage		Liabilities for incurred claims				
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Assets for insurance acquisition cash flows	Total
Opening insurance contract assets	$ (659)	$ –	$ 7	$ (12)	$ –	$ (9)	$ (673)
Opening insurance contract liabilities	336,981	1,328	5,857	10,877	602	(796)	354,849
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net opening balance, January 1, 2023	446,538	1,328	5,864	10,865	602	(805)	464,392
Insurance revenue							
Expected incurred claims and other insurance service result	(13,165)	–	–	–	–	–	(13,165)
Change in risk adjustment for non-financial risk expired	(1,497)	–	–	–	–	–	(1,497)
CSM recognized for services provided	(2,162)	–	–	–	–	–	(2,162)
Recovery of insurance acquisition cash flows	(853)	–	–	–	–	–	(853)
Contracts under PAA	(6,295)	–	–	–	–	–	(6,295)
	(23,972)	–	–	–	–	–	(23,972)
Insurance service expense							
Incurred claims and other insurance service expenses	–	(320)	13,446	6,136	254	–	19,516
Losses and reversal of losses on onerous contracts (future service)	–	90	–	–	–	–	90
Changes to liabilities for incurred claims (past service)	–	–	(31)	(1,605)	(242)	–	(1,878)
Amortization of insurance acquisition cash flows	1,654	–	–	–	–	–	1,654
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,654	(230)	13,415	4,531	12	–	19,382
Investment components and premium refunds	(19,080)	–	17,148	1,932	–	–	–
Insurance service result	(41,398)	(230)	30,563	6,463	12	–	(4,590)
Insurance finance (income) expenses	24,268	32	15	848	11	–	25,174
Effects of movements in foreign exchange rates	(9,657)	(38)	(71)	(12)	–	7	(9,771)
Total changes in income and OCI	(26,787)	(236)	30,507	7,299	23	7	10,813
Cash flows							
Premiums and premium tax received	48,381	–	–	–	–	–	48,381
Claims and other insurance service expenses paid, including investment components	–	–	(30,706)	(7,719)	–	–	(38,425)
Insurance acquisition cash flows	(6,920)	–	–	–	–	–	(6,920)
Total cash flows	41,461	–	(30,706)	(7,719)	–	–	3,036
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(152)	–	–	–	–	152	–
Acquisition cash flows incurred in the year	–	–	–	–	–	(174)	(174)
Movements related to insurance contract liabilities for account of segregated fund holders	3,927	–	–	–	–	–	3,927
Net closing balance	464,987	1,092	5,665	10,445	625	(820)	481,994
Closing insurance contract assets	(201)	–	56	–	–	–	(145)
Closing insurance contract liabilities	351,045	1,092	5,609	10,445	625	(820)	367,996
Closing insurance contract liabilities for account of segregated fund holders	114,143	–	–	–	–	–	114,143
Net closing balance, December 31, 2023	$ 464,987	$ 1,092	$ 5,665	$ 10,445	$ 625	$ (820)	$ 481,994

Insurance finance (income) expenses ("IFIE")	
Insurance finance (income) expenses, per disclosure above	$ 25,174
Reclassification of derivative OCI to IFIE – cash flow hedges	3
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(185)
Insurance finance (income) expenses, per disclosure in note 7 (f)	$ 24,992

Insurance contracts – Analysis by remaining coverage and incurred claims (continued)

	Liabilities for remaining coverage		Liabilities for incurred claims			Assets for insurance acquisition cash flows	Total
	Excluding loss component	Loss component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk		
Opening insurance contract assets	$ (842)	$ –	$ 60	$ 27	$ –	$ (217)	$ (972)
Opening insurance contract liabilities	388,585	303	4,342	12,230	689	(528)	405,621
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	–	130,836
Net opening balance, January 1, 2022	518,579	303	4,402	12,257	689	(745)	535,485
Insurance revenue							
Expected incurred claims and other insurance service result	(13,019)	–	–	–	–	–	(13,019)
Change in risk adjustment for non-financial risk expired	(1,665)	–	–	–	–	–	(1,665)
CSM recognized for service provided	(2,298)	–	–	–	–	–	(2,298)
Recovery of insurance acquisition cash flows	(534)	–	–	–	–	–	(534)
Contracts under PAA	(5,602)	–	–	–	–	–	(5,602)
	(23,118)	–	–	–	–	–	(23,118)
Insurance service expense							
Incurred claims and other insurance service expenses	–	233	12,775	5,982	266	–	19,256
Losses and reversal of losses on onerous contracts (future service)	–	742	–	–	–	–	742
Changes to liabilities for incurred claims (past service)	–	–	(41)	(1,554)	(353)	–	(1,948)
Amortization of insurance acquisition cash flows	1,285	–	–	–	–	–	1,285
Net impairment of assets for insurance acquisition cash flows	–	–	–	–	–	–	–
	1,285	975	12,734	4,428	(87)	–	19,335
Investment components and premium refunds	(18,222)	–	16,514	1,708	–	–	–
Insurance service result	(40,055)	975	29,248	6,136	(87)	–	(3,783)
Insurance finance (income) expenses	(68,366)	9	753	(1,229)	–	–	(68,833)
Effects of movements in foreign exchange rates	15,886	41	136	12	–	(14)	16,061
Total changes in income and OCI	(92,535)	1,025	30,137	4,919	(87)	(14)	(56,555)
Cash flows							
Premiums and premium tax received	47,526	–	–	–	–	–	47,526
Claims and other insurance service expenses paid, including investment components	–	–	(28,675)	(6,311)	–	–	(34,986)
Insurance acquisition cash flows	(6,266)	–	–	–	–	–	(6,266)
Total cash flows	41,260	–	(28,675)	(6,311)	–	–	6,274
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(146)	–	–	–	–	146	–
Acquisition cash flows incurred in the year	–	–	–	–	–	(192)	(192)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	–	(20,620)
Net closing balance	446,538	1,328	5,864	10,865	602	(805)	464,392
Closing insurance contract assets	(659)	–	7	(12)	–	(9)	(673)
Closing insurance contract liabilities	336,981	1,328	5,857	10,877	602	(796)	354,849
Closing insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	–	110,216
Net closing balance, December 31, 2022	$ 446,538	$ 1,328	$ 5,864	$ 10,865	$ 602	$ (805)	$ 464,392

Insurance finance (income) expenses	
Insurance finance (income) expenses, per disclosure above	$ (68,833)
Reclassification of derivative OCI to IFIE – cash flow hedges	–
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	–
Insurance finance (income) expenses, per disclosure in note 7 (f)	$ (68,833)

Insurance contracts – Analysis by measurement components

The following tables present the movement in the net assets or liabilities for insurance contracts issued, showing estimates of the present value of future cash flows, risk adjustment and CSM for the years ended December 31, 2023 and December 31, 2022.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM Fair value	CSM Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$ (1,827)	$ 512	$ 100	$ 557	$ –	$ (658)
Opening GMM and VFA insurance contract liabilities	297,967	25,750	17,105	2,087	(56)	342,853
Opening PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Opening insurance contract liabilities for account of segregated fund holders	110,216	–	–	–	–	110,216
Net opening balance, January 1, 2023	**418,481**	**26,867**	**17,205**	**2,644**	**(805)**	**464,392**
CSM recognized for services provided	–	–	(1,812)	(350)	–	(2,162)
Change in risk adjustment for non-financial risk for risk expired	–	(1,620)	–	–	–	(1,620)
Experience adjustments	152	–	–	–	–	152
Changes that relate to current services	**152**	**(1,620)**	**(1,812)**	**(350)**	**–**	**(3,630)**
Contracts initially recognized during the year	(3,295)	1,180	–	2,368	–	253
Changes in estimates that adjust the CSM	1,585	(3,859)	2,214	60	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	(174)	12	–	–	–	(162)
Changes that relate to future services	**(1,884)**	**(2,667)**	**2,214**	**2,428**	**–**	**91**
Adjustments to liabilities for incurred claims	(28)	(4)	–	–	–	(32)
Changes that relate to past services	**(28)**	**(4)**	**–**	**–**	**–**	**(32)**
Insurance service result	**(1,760)**	**(4,291)**	**402**	**2,078**	**–**	**(3,571)**
Insurance finance (income) expenses	22,340	1,646	244	76	–	24,306
Effects of movements in foreign exchange rates	(8,405)	(779)	(438)	(107)	–	(9,729)
Total changes in income and OCI	**12,175**	**(3,424)**	**208**	**2,047**	**–**	**11,006**
Total cash flows	2,081	–	–	–	–	2,081
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(5)	–	–	–	5	–
Acquisition cash flows incurred in the year	–	–	–	–	(8)	(8)
Change in PAA balance	587	21	–	–	(12)	596
Movements related to insurance contract liabilities for account of segregated fund holders	3,927	–	–	–	–	3,927
Net closing balance	**437,246**	**23,464**	**17,413**	**4,691**	**(820)**	**481,994**
Closing GMM and VFA insurance contract assets	(416)	141	32	99	–	(144)
Closing GMM and VFA insurance contract liabilities	310,807	22,697	17,381	4,592	(59)	355,418
Closing PAA insurance contract net liabilities	12,712	626	–	–	(761)	12,577
Closing insurance contract liabilities for account of segregated fund insurance holders	114,143	–	–	–	–	114,143
Net closing balance, December 31, 2023	**$ 437,246**	**$ 23,464**	**$ 17,413**	**$ 4,691**	**$ (820)**	**$ 481,994**

Insurance finance (income) expenses

Insurance finance (income) expenses, per disclosure above	$ 24,306
Reclassification of derivative OCI to IFIE – cash flow hedges	3
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(120)
PAA items:	
PAA IFIE per disclosure	868
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	–
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	(65)
Insurance finance (income) expenses, per disclosure in note 7 (f)	**$ 24,992**

Insurance contracts – Analysis by measurement components (continued)

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM Fair value	CSM Other	Assets for insurance acquisition cash flows	Total
Opening GMM and VFA insurance contract assets	$ (1,955)	$ 365	$ 179	$ 453	$ –	$ (958)
Opening GMM and VFA insurance contract liabilities	341,125	30,780	19,842	992	(54)	392,685
Opening PAA insurance contract net liabilities	12,919	694	–	–	(691)	12,922
Opening insurance contract liabilities for account of segregated fund holders	130,836	–	–	–	–	130,836
Net opening balance, January 1, 2022	482,925	31,839	20,021	1,445	(745)	535,485
CSM recognized for services provided	–	–	(2,064)	(234)	–	(2,298)
Change in risk adjustment for non-financial risk for risk expired	–	(1,582)	–	–	–	(1,582)
Experience adjustments	6	–	–	–	–	6
Changes that relate to current services	6	(1,582)	(2,064)	(234)	–	(3,874)
Contracts initially recognized during the year	(2,880)	1,396	35	1,963	–	514
Changes in estimates that adjust the CSM	3,377	(994)	(1,737)	(646)	–	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	229	(2)	–	–	–	227
Changes that relate to future services	726	400	(1,702)	1,317	–	741
Adjustments to liabilities for incurred claims	(33)	(7)	–	–	–	(40)
Changes that relate to past services	(33)	(7)	–	–	–	(40)
Insurance service result	699	(1,189)	(3,766)	1,083	–	(3,173)
Insurance finance (income) expenses	(62,812)	(5,105)	311	31	–	(67,575)
Effects of movements in foreign exchange rates	13,898	1,411	639	85	–	16,033
Total changes in income and OCI	(48,215)	(4,883)	(2,816)	1,199	–	(54,715)
Total cash flows	5,190	–	–	–	–	5,190
Allocation from assets for insurance acquisition cash flows to groups of insurance contracts	(5)	–	–	–	5	–
Acquisition cash flows incurred in the year	–	–	–	–	(7)	(7)
Change in PAA balance	(794)	(89)	–	–	(58)	(941)
Movements related to insurance contract liabilities for account of segregated fund holders	(20,620)	–	–	–	–	(20,620)
Net closing balance	418,481	26,867	17,205	2,644	(805)	464,392
Closing GMM and VFA insurance contract assets	(1,827)	512	100	557	–	(658)
Closing GMM and VFA insurance contract liabilities	297,967	25,750	17,105	2,087	(56)	342,853
Closing PAA insurance contract net liabilities	12,125	605	–	–	(749)	11,981
Closing insurance contract liabilities for account of segregated fund insurance holders	110,216	–	–	–	–	110,216
Net closing balance, December 31, 2022	$ 418,481	$ 26,867	$ 17,205	$ 2,644	$ (805)	$ 464,392

Insurance finance (income) expenses

Insurance finance (income) expenses, per disclosure above	$ (67,575)
Reclassification of derivative OCI to IFIE – cash flow hedges	–
Reclassification of derivative (income) loss changes to IFIE – fair value hedge	–
PAA items:	
PAA IFIE per disclosure	(1,258)
PAA Reclassification of derivative OCI to IFIE – cash flow hedges	–
PAA Reclassification of derivative (income) loss changes to IFIE – fair value hedge	–
Insurance finance (income) expenses, per disclosure in note 7 (f)	$ (68,833)

Reinsurance contracts held – Analysis by remaining coverage and incurred claims
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing assets for remaining coverage and amounts recoverable on incurred claims arising from business ceded to reinsurers for the years ended December 31, 2023 and December 31, 2022.

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims			
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$ 37,853	$ 209	$ 7,521	$ 280	$ 8	$ 45,871
Opening reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net opening balance, January 1, 2023	35,657	213	7,384	218	8	43,480
Changes in income and OCI						
Allocation of reinsurance premium paid	(6,430)	–	–	–	–	(6,430)
Amounts recoverable from reinsurers						
Recoveries of incurred claims and other insurance service expenses	–	(45)	5,228	568	–	5,751
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	77	–	–	–	77
Adjustments to assets for incurred claims	–	–	5	(24)	8	(11)
Insurance service result	(6,430)	32	5,233	544	8	(613)
Investment components and premium refunds	(1,519)	–	1,519	–	–	–
Net expenses from reinsurance contracts	(7,949)	32	6,752	544	8	(613)
Net finance (income) expenses from reinsurance contracts	719	8	(97)	9	–	639
Effect of changes in non-performance risk of reinsurers	(14)	–	–	–	–	(14)
Effects of movements in foreign exchange rates	(924)	(5)	(169)	–	–	(1,098)
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(8,168)	35	6,486	553	8	(1,086)
Cash flows						
Premiums paid	4,956	–	–	–	–	4,956
Amounts received	–	–	(6,971)	(559)	–	(7,530)
Total cash flows	4,956	–	(6,971)	(559)	–	(2,574)
Net closing balance	32,445	248	6,899	212	16	39,820
Closing reinsurance contract held assets	35,079	246	7,035	275	16	42,651
Closing reinsurance contract held liabilities	(2,634)	2	(136)	(63)	–	(2,831)
Net closing balance, December 31, 2023	$ 32,445	$ 248	$ 6,899	$ 212	$ 16	$ 39,820

Reinsurance contracts held – Analysis by remaining coverage and incurred claims (continued)

	Assets (liabilities) for remaining coverage		Assets (liabilities) for incurred claims			
	Excluding loss recovery component	Loss recovery component	Products not under PAA	PAA Estimates of PV of future cash flows	PAA Risk adjustment for non-financial risk	Total
Opening reinsurance contract held assets	$ 45,699	$ 79	$ 6,740	$ 303	$ 8	$52,829
Opening reinsurance contract held liabilities	(2,030)	19	(27)	(41)	–	(2,079)
Net opening balance, January 1, 2022	43,669	98	6,713	262	8	50,750
Changes in income and OCI						
Allocation of reinsurance premium paid	(6,024)	–	–	–	–	(6,024)
Amounts recoverable from reinsurers						
Recoveries of incurred claims and other insurance service expenses	–	(30)	4,925	417	(4)	5,308
Recoveries and reversals of recoveries of losses on onerous underlying contracts	–	132	–	–	–	132
Adjustments to assets for incurred claims	–	–	3	(33)	(9)	(39)
Insurance service result	(6,024)	102	4,928	384	(13)	(623)
Investment components and premium refunds	(1,341)	–	1,341	–	–	–
Net expenses from reinsurance contracts	(7,365)	102	6,269	384	(13)	(623)
Net finance (income) expenses from reinsurance contracts	(9,586)	5	446	(14)	13	(9,136)
Effect of changes in non-performance risk of reinsurers	97	–	–	–	–	97
Effects of movements in foreign exchange rates	2,683	8	455	–	–	3,146
Contracts measured under PAA	–	–	–	–	–	–
Total changes in income and OCI	(14,171)	115	7,170	370	–	(6,516)
Cash flows						
Premiums paid	6,159	–	–	–	–	6,159
Amounts received	–	–	(6,499)	(414)	–	(6,913)
Total cash flows	6,159	–	(6,499)	(414)	–	(754)
Net closing balance	35,657	213	7,384	218	8	43,480
Closing reinsurance contract held assets	37,853	209	7,521	280	8	45,871
Closing reinsurance contract held liabilities	(2,196)	4	(137)	(62)	–	(2,391)
Net closing balance, December 31, 2022	$ 35,657	$213	$ 7,384	$ 218	$ 8	$43,480

Reinsurance contracts held – Analysis by measurement components
The following tables present the movement in the net assets or liabilities for reinsurance contracts held, showing estimates of the present value of future cash flows, risk adjustment and CSM for the years ended December 31, 2023 and December 31, 2022.

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM		
			Fair value	Other	Total
Opening reinsurance contract held assets	$ 39,656	$ 4,049	$ 1,774	$ 99	$ 45,578
Opening reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Opening PAA reinsurance contract net assets	240	8	–	–	248
Net opening balance, January 1, 2023	35,977	5,631	1,735	137	43,480
CSM recognized for services received	–	–	(217)	53	(164)
Change in risk adjustment for non-financial risk for risk expired	–	(478)	–	–	(478)
Experience adjustments	(19)	–	–	–	(19)
Changes that relate to current services	(19)	(478)	(217)	53	(661)
Contracts initially recognized during the year	(64)	399	–	(263)	72
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(36)	17	(19)
Changes in estimates that adjust the CSM	1,433	(821)	(821)	209	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	43	(20)	–	–	23
Changes that relate to future services	1,412	(442)	(857)	(37)	76
Adjustments to liabilities for incurred claims	5	–	–	–	5
Changes that relate to past services	5	–	–	–	5
Insurance service result	1,398	(920)	(1,074)	16	(580)
Insurance finance (income) expenses from reinsurance contracts	173	447	41	(31)	630
Effects of changes in non-performance risk of reinsurers	(14)	–	–	–	(14)
Effects of movements in foreign exchange rates	(916)	(160)	(21)	–	(1,097)
Total changes in income and OCI	641	(633)	(1,054)	(15)	(1,061)
Total cash flows	(2,606)	–	–	–	(2,606)
Change in PAA balance	(1)	8	–	–	7
Net closing balance	34,011	5,006	681	122	39,820
Closing reinsurance contract held assets	38,156	3,685	565	(51)	42,355
Closing reinsurance contract held liabilities	(4,384)	1,305	116	173	(2,790)
Closing PAA reinsurance contract net assets	239	16	–	–	255
Net closing balance, December 31, 2023	$ 34,011	$ 5,006	$ 681	$ 122	$ 39,820

Reinsurance contracts held – Analysis by measurement components (continued)

	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	CSM		
			Fair value	Other	Total
Opening reinsurance contract held assets	$ 46,025	$ 4,977	$ 2,012	$ (501)	$ 52,513
Opening reinsurance contract held liabilities	(5,138)	1,719	1,262	105	(2,052)
Opening PAA reinsurance contract net assets	281	8	–	–	289
Net opening balance, January 1, 2022	41,168	6,704	3,274	(396)	50,750
CSM recognized for services received	–	–	(231)	(74)	(305)
Change in risk adjustment for non-financial risk for risk expired	–	(424)	–	–	(424)
Experience adjustments	9	–	–	–	9
Changes that relate to current services	9	(424)	(231)	(74)	(720)
Contracts initially recognized during the year	(1,276)	717	(7)	717	151
Changes in recoveries of losses on onerous underlying contracts that adjust the CSM	–	–	(15)	(50)	(65)
Changes in estimates that adjust the CSM	1,337	173	(1,440)	(70)	–
Changes in estimates that relate to losses and reversal of losses on onerous contracts	106	(60)	–	–	46
Changes that relate to future services	167	830	(1,462)	597	132
Adjustments to liabilities for incurred claims	3	–	–	–	3
Changes that relate to past services	3	–	–	–	3
Insurance service result	179	406	(1,693)	523	(585)
Insurance finance (income) expenses from reinsurance contracts	(7,463)	(1,715)	56	(14)	(9,136)
Effects of changes in non-performance risk of reinsurers	97	–	–	–	97
Effects of movements in foreign exchange rates	2,787	236	98	24	3,145
Total changes in income and OCI	(4,400)	(1,073)	(1,539)	533	(6,479)
Total cash flows	(750)	–	–	–	(750)
Change in PAA balance	(41)	–	–	–	(41)
Net closing balance	35,977	5,631	1,735	137	43,480
Closing reinsurance contract held assets	39,656	4,049	1,774	99	45,578
Closing reinsurance contract held liabilities	(3,919)	1,574	(39)	38	(2,346)
Closing PAA reinsurance contract net assets	240	8	–	–	248
Net closing balance, December 31, 2022	$ 35,977	$ 5,631	$ 1,735	$ 137	$ 43,480

(II) Segment

Carrying balance by measurement components

The following tables present the carrying balances of net assets or liabilities for insurance contracts issued and reinsurance contracts held by measurement components, by reporting segment for the years ended December 31, 2023 and December 31, 2022.

Insurance contracts issued

As at December 31, 2023	Excluding contracts applying the PAA		Contracts applying the PAA		CSM		Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other		
Asia	$ 132,135	$ 6,764	$ 1,242	$ 5	$ 10,431	$ 3,740	$ (271)	$ 154,046
Canada	96,455	3,649	11,153	621	3,851	492	(549)	115,672
U.S.	196,921	12,438	–	–	3,243	459	–	213,061
Corporate and Other	(977)	(13)	317	–	(112)	–	–	(785)
	$ 424,534	$ 22,838	$ 12,712	$ 626	$ 17,413	$ 4,691	$ (820)	$ 481,994

As at December 31, 2022	Excluding contracts applying the PAA		Contracts applying the PAA		CSM		Assets for insurance acquisition cash flows	Total insurance contract liabilities (assets)
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other		
Asia	$ 120,180	$ 10,017	$ 1,136	$ 2	$ 8,067	$ 2,181	$ (283)	$ 141,300
Canada	91,599	3,764	10,532	603	3,811	181	(522)	109,968
U.S.	194,766	12,494	–	–	5,419	282	–	212,961
Corporate and Other	(189)	(13)	457	–	(92)	–	–	163
	$ 406,356	$ 26,262	$ 12,125	$ 605	$ 17,205	$ 2,644	$ (805)	$ 464,392

Reinsurance contracts held

As at December 31, 2023	Excluding contracts applying the PAA		Contracts applying the PAA		CSM		Total reinsurance contract liabilities (assets)
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	
Asia	$ (351)	$ 1,326	$ (37)	$ –	$ 623	$ 70	$ 1,631
Canada	(1,238)	1,674	275	16	338	(56)	1,009
U.S.	35,461	1,997	–	–	(143)	108	37,423
Corporate and Other	(100)	(7)	1	–	(137)	–	(243)
	$ 33,772	$ 4,990	$ 239	$ 16	$ 681	$ 122	$ 39,820

As at December 31, 2022	Excluding contracts applying the PAA		Contracts applying the PAA		CSM		Total reinsurance contract liabilities (assets)
	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Estimates of PV of future cash flows	Risk adjustment for non-financial risk	Fair value	Other	
Asia	$ (147)	$ 1,895	$ (39)	$ –	$ 203	$ (68)	$ 1,844
Canada	(1,427)	1,672	277	8	374	(59)	845
U.S.	36,735	2,065	–	–	1,302	264	40,366
Corporate and Other	576	(9)	2	–	(144)	–	425
	$ 35,737	$ 5,623	$ 240	$ 8	$ 1,735	$ 137	$ 43,480

(c) Insurance revenue by transition method

The following table provides information as a supplement to the insurance revenue disclosures in note 7 (b).

For the year ended December 31, 2023	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$ 2,499	$ 3,288	$ 10,123	$ (18)	$ 15,892
Contracts under the full retrospective method	531	48	152	–	731
Other contracts	2,026	5,283	(81)	121	7,349
Total	$ 5,056	$ 8,619	$ 10,194	$ 103	$ 23,972

For the year ended December 31, 2022	Asia	Canada	U.S.	Other	Total
Contracts under the fair value method	$ 2,656	$ 3,370	$ 9,901	$ (96)	$ 15,831
Contracts under the full retrospective method	666	122	76	–	864
Other contracts	1,412	4,625	268	118	6,423
Total	$ 4,734	$ 8,117	$ 10,245	$ 22	$ 23,118

(d) Effect of new business recognized in the year

The following tables present components of new business for insurance contracts issued for the years presented.

	Asia		Canada		U.S.		Total	
As at December 31, 2023	Non-Onerous	Onerous	Non-Onerous	Onerous	Non-Onerous	Onerous	Non-Onerous	Onerous
New business insurance contracts								
Estimates of present value of cash outflows	$ 16,209	$ 2,399	$ 3,478	$ 271	$ 2,524	$ 1,126	$ 22,211	$ 3,796
Insurance acquisition cash flows	*3,011*	*322*	*608*	*68*	*676*	*233*	*4,295*	*623*
Claims and other insurance service expenses payable	*13,198*	*2,077*	*2,870*	*203*	*1,848*	*893*	*17,916*	*3,173*
Estimates of present value of cash inflows	(18,765)	(2,330)	(3,823)	(286)	(2,953)	(1,145)	(25,541)	(3,761)
Risk adjustment for non-financial risk	679	89	115	41	168	88	962	218
Contractual service margin	1,877	–	230	–	261	–	2,368	–
Amount included in insurance contract liabilities for the year	$ –	$ 158	$ –	$ 26	$ –	$ 69	$ –	$ 253

	Asia		Canada		U.S.		Total	
As at December 31, 2022	Non-Onerous	Onerous	Non-Onerous	Onerous	Non-Onerous	Onerous	Non-Onerous	Onerous
New business insurance contracts								
Estimates of present value of cash outflows	$ 8,470	$ 3,953	$ 3,604	$ 390	$ 1,845	$ 1,237	$ 13,919	$ 5,580
Insurance acquisition cash flows	*2,244*	*499*	*600*	*119*	*568*	*228*	*3,412*	*846*
Claims and other insurance service expenses payable	*6,226*	*3,454*	*3,004*	*271*	*1,277*	*1,009*	*10,507*	*4,734*
Estimates of present value of cash inflows	(10,759)	(3,772)	(3,901)	(431)	(2,289)	(1,227)	(16,949)	(5,430)
Risk adjustment for non-financial risk	704	153	107	92	221	119	1,032	364
Contractual service margin	1,585	–	190	–	223	–	1,998	–
Amount included in insurance contract liabilities for the year	$ –	$ 334	$ –	$ 51	$ –	$ 129	$ –	$ 514

The following tables present components of new business for reinsurance contracts held portfolios for the years presented.

As at December 31, 2023	Asia	Canada	U.S.	Total
New business reinsurance contracts				
Estimates of present value of cash outflows	$ (916)	$ (331)	$ (750)	$ (1,997)
Estimates of present value of cash inflows	815	319	799	1,933
Risk adjustment for non-financial risk	170	76	153	399
Contractual service margin	(57)	(51)	(155)	(263)
Amount included in reinsurance assets for the year	$ 12	$ 13	$ 47	$ 72

As at December 31, 2022	Asia	Canada	U.S.	Total
New business reinsurance contracts				
Estimates of present value of cash outflows	$ (519)	$ (291)	$ (7,084)	$ (7,894)
Estimates of present value of cash inflows	453	261	5,904	6,618
Risk adjustment for non-financial risk	125	77	515	717
Contractual service margin	(22)	(15)	747	710
Amount included in reinsurance assets for the year	$ 37	$ 32	$ 82	$ 151

(e) Expected recognition of contractual service margin

The following tables present expectations for the timing of recognition of CSM in income in future years.

As at December 31, 2023	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada						
Insurance contracts issued	$ 379	$ 1,213	$ 1,016	$ 1,084	$ 651	$ 4,343
Reinsurance contracts held	(36)	(83)	(52)	(46)	(65)	(282)
	343	1,130	964	1,038	586	4,061
U.S.						
Insurance contracts issued	388	1,235	968	823	288	3,702
Reinsurance contracts held	(50)	(139)	(35)	90	169	35
	338	1,096	933	913	457	3,737
Asia						
Insurance contracts issued	1,273	4,066	3,320	3,308	2,204	14,171
Reinsurance contracts held	(44)	(202)	(173)	(105)	(169)	(693)
	1,229	3,864	3,147	3,203	2,035	13,478
Corporate						
Insurance contracts issued	(8)	(28)	(28)	(34)	(14)	(112)
Reinsurance contracts held	10	51	53	19	4	137
	2	23	25	(15)	(10)	25
Total	$ 1,912	$ 6,113	$ 5,069	$ 5,139	$ 3,068	$ 21,301

As at December 31, 2022	Less than 1 year	1 to 5 years	5 to 10 years	10 to 20 years	More than 20 years	Total
Canada						
Insurance contracts issued	$ 333	$ 1,088	$ 936	$ 1,015	$ 620	$ 3,992
Reinsurance contracts held	(36)	(100)	(69)	(62)	(48)	(315)
	297	988	867	953	572	3,677
U.S.						
Insurance contracts issued	541	1,770	1,468	1,375	547	5,701
Reinsurance contracts held	(189)	(586)	(433)	(296)	(62)	(1,566)
	352	1,184	1,035	1,079	485	4,135
Asia						
Insurance contracts issued	922	2,933	2,442	2,435	1,516	10,248
Reinsurance contracts held	(17)	(79)	(55)	5	11	(135)
	905	2,854	2,387	2,440	1,527	10,113
Corporate						
Insurance contracts issued	(8)	(27)	(23)	(24)	(10)	(92)
Reinsurance contracts held	12	40	35	38	19	144
	4	13	12	14	9	52
Total	$ 1,558	$ 5,039	$ 4,301	$ 4,486	$ 2,593	$ 17,977

(f) Investment income and insurance finance income and expenses

For the year ended December 31, 2023	Insurance contracts	Non-insurance[1]	Total
Investment return			
Investment related income	$ 13,036	$ 3,079	$ 16,115
Net gains (losses) on financial assets at FVTPL	2,176	506	2,682
Unrealized gains (losses) on FVOCI assets	11,212	1,018	12,230
Impairment loss on financial assets	(247)	(57)	(304)
Investment expenses	(540)	(757)	(1,297)
Interest on required surplus	521	(521)	–
Total investment return	26,158	3,268	29,426
Portion recognized in income (expenses)	15,830	2,191	18,021
Portion recognized in OCI	10,328	1,077	11,405
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates			
Interest accreted to insurance contracts using locked-in rate	(8,214)	28	(8,186)
Due to changes in interest rates and other financial assumptions	(11,008)	21	(10,987)
Changes in fair value of underlying items of direct participation contracts	(7,384)	–	(7,384)
Effects of risk mitigation option	1,267	–	1,267
Net foreign exchange income (expenses)	(80)	–	(80)
Hedge accounting offset from insurance contracts issued	(41)	–	(41)
Reclassification of derivative OCI to IFIE – cash flow hedges	(3)	–	(3)
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	185	–	185
Other	237	–	237
Total insurance finance income (expenses) from insurance contracts issued	(25,041)	49	(24,992)
Effect of movements in foreign exchange rates	(952)	–	(952)
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	(25,993)	49	(25,944)
Portion recognized in income (expenses), including effects of exchange rates	(13,930)	36	(13,894)
Portion recognized in OCI, including effects of exchange rates	(12,063)	13	(12,050)
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates			
Interest accreted to insurance contracts using locked-in rate	241	(12)	229
Due to changes in interest rates and other financial assumptions	598	(28)	570
Changes in risk of non-performance of reinsurer	(15)	–	(15)
Other	(159)	–	(159)
Total reinsurance finance income (expenses) from reinsurance contracts held	665	(40)	625
Effect of movements in foreign exchange rates	(120)	–	(120)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	545	(40)	505
Portion recognized in income (expenses), including effects of foreign exchange rates	(719)	(15)	(734)
Portion recognized in OCI, including effects of exchange rates	1,264	(25)	1,239
Decrease (increase) in investment contract liabilities	(17)	(418)	(435)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	693	2,859	3,552
Amounts recognized in income (expenses)	1,164	1,794	2,958
Amounts recognized in OCI	(471)	1,065	594

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

For the year ended December 31, 2022	Insurance contracts	Non-insurance[1]	Total
Investment return			
Investment related income	$ 13,991	$ 1,973	$ 15,964
Net gains (losses) on financial assets at FVTPL	(14,017)	(246)	(14,263)
Unrealized gains (losses) on FVOCI assets	(46,900)	(8,428)	(55,328)
Impairment loss on financial assets	(59)	(18)	(77)
Investment expenses	(464)	(757)	(1,221)
Interest on required surplus	515	(515)	–
Total investment return	(46,934)	(7,991)	(54,925)
Portion recognized in income (expenses)	358	(21)	337
Portion recognized in OCI	(47,292)	(7,970)	(55,262)
Insurance finance income (expenses) from insurance contracts issued and effect of movement in exchange rates			
Interest accreted to insurance contracts using locked-in rate	(6,448)	14	(6,434)
Due to changes in interest rates and other financial assumptions	63,174	(272)	62,902
Changes in fair value of underlying items of direct participation contracts	9,417	–	9,417
Effects of risk mitigation option	2,827	–	2,827
Net foreign exchange income (expenses)	(95)	–	(95)
Hedge accounting offset from insurance contracts issued	–	–	–
Reclassification of derivative OCI to IFIE – cash flow hedges	–	–	–
Reclassification of derivative income (loss) changes to IFIE – fair value hedge	–	–	–
Other	218	(2)	216
Total insurance finance income (expenses) from insurance contracts issued	69,093	(260)	68,833
Effect of movements in foreign exchange rates	(1,665)	(9)	(1,674)
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates	67,428	(269)	67,159
Portion recognized in income (expenses), including effects of exchange rates	(6,582)	(34)	(6,616)
Portion recognized in OCI, including effects of exchange rates	74,010	(235)	73,775
Reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates			
Interest accreted to insurance contracts using locked-in rate	832	(8)	824
Due to changes in interest rates and other financial assumptions	(10,218)	67	(10,151)
Changes in risk of non-performance of reinsurer	96	–	96
Other	191	–	191
Total reinsurance finance income (expenses) from reinsurance contracts held	(9,099)	59	(9,040)
Effect of movements in foreign exchange rates	(16)	–	(16)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates	(9,115)	59	(9,056)
Portion recognized in income (expenses), including effects of foreign exchange rates	322	(13)	309
Portion recognized in OCI, including effects of exchange rates	(9,437)	72	(9,365)
Decrease (increase) in investment contract liabilities	(56)	(343)	(399)
Total net investment income (loss), insurance finance income (expenses) and reinsurance finance income (expenses)	11,323	(8,544)	2,779
Amounts recognized in income (expenses)	(5,958)	(411)	(6,369)
Amounts recognized in OCI	17,281	(8,133)	9,148

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

The following tables present Investment income and insurance finance income and expenses recognized in income or expenses or other comprehensive income, by reporting segments for the years ended December 31, 2023 and December 31, 2022.

For the year ended December 31, 2023	Insurance and reinsurance contracts				Non-insurance[1]	Total
	Asia	Canada	U.S.	Corporate		
Total investment return						
Portion recognized in income (expenses)	$ 7,095	$ 3,514	$ 5,193	$ 28	$ 2,191	$ 18,021
Portion recognized in OCI	4,675	2,454	3,197	2	1,077	11,405
	11,770	5,968	8,390	30	3,268	29,426
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of exchange rates	(6,436)	(3,315)	(4,868)	689	36	(13,894)
Portion recognized in OCI, including effects of exchange rates	(4,601)	(2,394)	(5,068)	–	13	(12,050)
	(11,037)	(5,709)	(9,936)	689	49	(25,944)
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of foreign exchange rates	(105)	57	11	(682)	(15)	(734)
Portion recognized in OCI, including effects of exchange rates	117	33	1,114	–	(25)	1,239
	12	90	1,125	(682)	(40)	505

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

For the year ended December 31, 2022	Insurance and reinsurance contracts				Non-insurance[1]	Total
	Asia	Canada	U.S.	Corporate		
Total investment return						
Portion recognized in income (expenses)	$ 1,422	$ (1,967)	$ 894	$ 9	$ (21)	$ 337
Portion recognized in OCI	(14,200)	(11,332)	(21,741)	(19)	(7,970)	(55,262)
	(12,778)	(13,299)	(20,847)	(10)	(7,991)	(54,925)
Total insurance finance income (expenses) from insurance contracts issued and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of exchange rates	(1,654)	(219)	(4,867)	158	(34)	(6,616)
Portion recognized in OCI, including effects of exchange rates	14,532	14,731	44,748	(1)	(235)	73,775
	12,878	14,512	39,881	157	(269)	67,159
Total reinsurance finance income (expenses) from reinsurance contracts held and effect of movement in foreign exchange rates						
Portion recognized in income (expenses), including effects of foreign exchange rates	(63)	(102)	641	(154)	(13)	309
Portion recognized in OCI, including effects of exchange rates	(126)	(150)	(9,161)	-	72	(9,365)
	(189)	(252)	(8,520)	(154)	59	(9,056)

[1] Non-insurance includes consolidations and eliminations of transactions between operating segments.

(g) Significant judgements and estimates

(I) Fulfilment cash flows

Fulfilment cash flows have three major components:

- Estimate of future cash flows

- An adjustment to reflect the time value of money and the financial risk related to future cash flows if not included in the estimate of future cash flows

- A risk adjustment for non-financial risk

The determination of insurance fulfilment cash flows involves the use of estimates and assumptions. A comprehensive review of valuation assumptions and methods is performed annually. The review reduces the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions which represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's current best estimates and assessment of risk, the ongoing monitoring of experience and the changes in economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities.

Method used to measure insurance & reinsurance contract fulfilment cash flows

The Company primarily uses deterministic projections using best estimate assumptions to determine the present value of future cash flows. For product features such as universal life minimum crediting rates guarantees, participating life zero dividend floor implicit guarantees and variable annuities guarantees, the Company developed a stochastic approach to capture the asymmetry of the risk.

Determination of assumptions used

For the deterministic projections, assumptions are made with respect to mortality, morbidity, rates of policy termination, operating expenses and certain taxes. Actual experience is monitored to ensure that assumptions remain appropriate and assumptions are changed as warranted. Assumptions are discussed in more detail in the following table.

Nature of factors and assumption methodology		Risk management
Mortality	Mortality relates to the occurrence of death. Mortality is a key assumption for life insurance and certain forms of annuities. Mortality assumptions are based on the Company's internal experience as well as past and emerging industry experience. Assumptions are differentiated by sex, underwriting class, policy type and geographic market. Assumptions are made for future mortality improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Mortality is monitored monthly and the overall 2023 experience was favourable (2022 – unfavourable) when compared to the Company's assumptions.
Morbidity	Morbidity relates to the occurrence of accidents and sickness for insured risks. Morbidity is a key assumption for long-term care insurance, disability insurance, critical illness and other forms of individual and group health benefits. Morbidity assumptions are based on the Company's internal experience as well as past and emerging industry experience and are established for each type of morbidity risk and geographic market. Assumptions are made for future morbidity improvements.	The Company maintains underwriting standards to determine the insurability of applicants. Claim trends are monitored on an ongoing basis. Exposure to large claims is managed by establishing policy retention limits, which vary by market and geographic location. Policies in excess of the limits are reinsured with other companies. Morbidity is also monitored monthly and the overall 2023 experience was favourable (2022 – favourable) when compared to the Company's assumptions.
Policy termination and premium persistency	Policies are terminated through lapses and surrenders, where lapses represent the termination of policies due to non-payment of premiums and surrenders represent the voluntary termination of policies by policyholders. Premium persistency represents the level of ongoing deposits on contracts where there is policyholder discretion as to the amount and timing of deposits. Policy termination and premium persistency assumptions are primarily based on the Company's recent experience adjusted for expected future conditions. Assumptions reflect differences by type of contract within each geographic market.	The Company seeks to design products that minimize financial exposure to lapse, surrender and premium persistency risk. The Company monitors lapse, surrender and persistency experience. In aggregate, 2023 policyholder termination and premium persistency experience was unfavourable (2022 – unfavourable) when compared to the Company's assumptions used in the computation of actuarial liabilities.
Directly attributable expenses	Directly attributable operating expense assumptions reflect the projected costs of maintaining and servicing in-force policies, including associated directly attributable overhead expenses. The directly attributable expenses are derived from internal cost studies projected into the future with an allowance for inflation. For some developing businesses, there is an expectation that unit costs will decline as these businesses grow. Directly attributable acquisitions expenses are derived from internal cost studies.	The Company prices its products to cover the expected costs of servicing and maintaining them. In addition, the Company monitors expenses monthly, including comparisons of actual expenses to expense levels allowed for in pricing and valuation. Maintenance expenses for 2023 were unfavourable (2022 – unfavourable) when compared to the Company's assumptions used in the computation of actuarial liabilities.
Tax	Taxes reflect assumptions for future premium taxes and other non-income related taxes.	The Company prices its products to cover the expected cost of taxes.
Policyholder dividends, experience rating refunds, and other adjustable policy elements	The best estimate projections for policyholder dividends and experience rating refunds, and other adjustable elements of policy benefits are determined to be consistent with management's expectation of how these elements will be managed should experience emerge consistently with the best estimate assumptions.	The Company monitors policy experience and adjusts policy benefits and other adjustable elements to reflect this experience. Policyholder dividends are reviewed annually for all businesses under a framework of Board-approved policyholder dividend policies.

The Company reviews actuarial methods and assumptions on an annual basis. If changes are made to non-economic assumptions, the impact based on locked-in economic assumptions would adjust the contractual service margin for general model and VFA contracts if there is any remaining contractual service margin for the group of policies where the change was made. This amount would then be recognized in income over the period of service provided. Changes could also impact net income and other comprehensive income to the extent that the contractual service margin has been depleted, or discount rates are different than the locked-in rates used to quantify changes to the contractual service margin.

(II) Determination of discretionary changes

The terms of some contracts measured under the GMM give the Company discretion over the cash flows to be paid to the policyholders, either in timing or amount. Changes in discretionary cash flows are regarded as relating to future service and accordingly adjust the CSM. The Company determines how to identify a change in discretionary cash flows by specifying the basis on which it expects to determine its commitment under the contract; for example, based on a fixed interest rate, or on returns that vary based on specified asset returns. This determination is specified at the inception of the contract.

(III) Discount rates

Insurance contract cash flows for non-participating business are discounted using risk-free yield curves adjusted by an illiquidity premium to reflect the liquidity characteristics of the liabilities. Cash flows that vary based on returns of underlying items are adjusted to reflect their variability under these adjusted yield curves. Each yield curve is interpolated between the spot rate at the last observable market data point and an ultimate spot rate which reflects the long-term real interest rate plus inflation expectations.

For participating business, insurance contract cash flows that vary based on the return of underlying items are discounted at rates reflecting that variability.

For insurance contracts with cash flows that vary with the return of underlying items and where the present value is measured by stochastic modelling, cash flows are both projected and discounted at scenario specific rates, calibrated on average to be the risk-free yield curves adjusted for liquidity.

The spot rates used for discounting liability cash flows are presented in the following table and include illiquidity premiums determined with reference to net asset spreads indicative of the liquidity characteristics of the liabilities by geography.

					December 31, 2023					
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	**5.17%**	**4.33%**	**4.92%**	**4.86%**	**4.80%**	**4.40%**
		More liquid	30	70	**5.14%**	**4.22%**	**4.69%**	**4.72%**	**4.69%**	**4.40%**
U.S.	USD	Illiquid	30	70	**5.38%**	**4.54%**	**5.37%**	**5.65%**	**5.27%**	**5.00%**
		More liquid	30	70	**5.32%**	**4.57%**	**5.25%**	**5.56%**	**5.18%**	**4.88%**
Japan	JPY	Mixed	30	70	**0.53%**	**0.77%**	**1.08%**	**1.75%**	**2.24%**	**1.60%**
Hong Kong	HKD	Illiquid	15	55	**4.20%**	**4.01%**	**4.98%**	**4.61%**	**4.19%**	**3.80%**

					December 31, 2022					
	Currency	Liquidity category	Observable years	Ultimate year	1 year	5 years	10 years	20 years	30 years	Ultimate
Canada	CAD	Illiquid	30	70	5.29%	4.81%	5.35%	5.35%	5.03%	4.40%
		More liquid	30	70	5.21%	4.63%	4.97%	5.02%	4.91%	4.40%
U.S.	USD	Illiquid	30	70	5.28%	4.87%	5.74%	5.86%	5.34%	5.00%
		More liquid	30	70	5.23%	4.88%	5.61%	5.76%	5.23%	4.88%
Japan	JPY	Mixed	30	70	0.72%	0.98%	0.91%	1.70%	2.22%	1.60%
Hong Kong	HKD	Illiquid	15	55	4.69%	4.95%	5.60%	4.99%	4.36%	3.80%

Amounts presented in income for policies where changes in assumptions that relate to financial risk do not have a substantial impact on amounts paid to policyholders reflect discount rates locked in beginning with the adoption of IFRS 17 or locked in at issue for later insurance contracts. These policies include term insurance, guaranteed whole life insurance, and health products including critical illness and long-term care. For policies where changes in assumptions to financial risk have a substantial impact on amounts paid to policyholders, discount rates are updated as future cash flows change due to changes in financial risk, so that the amount presented in income from future changes in financial variables is $nil. These policies include adjustable universal life contracts. Impacts from differences between current period rates and discount rates used to determine income are presented in other comprehensive income.

(IV) Risk adjustment and confidence level used to determine risk adjustment

Risk adjustment for non-financial risk represents the compensation the Company requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk as the Company fulfils insurance contracts. The risk adjustment process considers insurance, lapse and expense risks, includes both favourable and unfavourable outcomes, and reflects diversification benefits from the insurance contracts issued.

The Company estimates the risk adjustment using a margin approach. This approach applies a margin for adverse deviation, typically in terms of a percentage of best estimate assumptions, where future cash flows are uncertain. The resulting cash flows are discounted at rates consistent with the best estimate cash flows to arrive at the total risk adjustment. The ranges for these margins are set by the Company and reviewed periodically.

The risk adjustment for non-financial risk for insurance contracts correspond to a 90 – 95% confidence level for all segments.

(V) Investment component, Investment-return service and Investment-related service

The Company identifies the investment component, investment-return service (contract without direct participation features) and investment-related service (contract with direct participation features) of a contract as part of the product governance process.

Investment components are amounts that are to be paid to the policyholder under all circumstances. Investment components are excluded from insurance revenue and insurance service expenses.

Investment-return services and investment-related services are investment services rendered as part of an insurance contract and are part of the insurance contract services provided to the policyholder.

(VI) Relative weighting of the benefit provided by insurance coverage, investment-return service and investment-related service

The contractual service margin is released into income, when insurance contract services are provided, by using coverage units. Coverage units represent the quantity of service (insurance coverage, investment-return and investment-related services) provided and are determined by considering the benefit provided under the contract and its expected coverage duration. When the relative size of the investment-related service coverage or the investment-return service coverage unit is disproportionate compared to the insurance service coverage unit, or vice-versa, the Company must determine a relative weighting of the services to reflect the delivery of each of those services. The Company identifies the coverage units as part of the product governance process and did not identify contracts where such weighting was required.

(h) Composition of underlying items

The following table sets out the composition and fair value of the underlying items supporting the Company's liabilities for direct participation contracts as at the dates presented.

	2023			2022		
As at December 31,	Participating	Variable annuity	Unit linked	Participating	Variable annuity	Unit linked
Underlying assets						
Debt securities	$ 44,682	$ –	$ –	$ 39,894	$ –	$ –
Public equities	14,442	–	–	12,119	–	–
Mortgages	4,449	–	–	3,813	–	–
Private placements	6,720	–	–	5,666	–	–
Real estate	3,907	–	–	3,190	–	–
Other	27,017	68,749	15,539	26,009	69,033	13,476
Total	$ 101,217	$ 68,749	$ 15,539	$ 90,691	$ 69,033	$ 13,476

(i) Asset for insurance acquisition cash flow

The following table presents the expected future derecognition of asset for insurance acquisition cash flow as at the dates presented.

	2023				2022			
As at December 31,	Less than 1 year	1-5 years	More than 5 years	Total	Less than 1 year	1-5 years	More than 5 years	Total
Asia	$ 59	$ 150	$ 62	$ 271	$ 58	$ 150	$ 75	$ 283
Canada	72	205	272	549	73	200	249	522
Total	$ 131	$ 355	$ 334	$ 820	$ 131	$ 350	$ 324	$ 805

(j) Insurance and reinsurance contracts contractual obligations – maturity analysis and amounts payable on demand

The table below represents the maturities of the insurance contract and reinsurance contract held liabilities as at the dates presented.

As at December 31, 2023

Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities[1]	$ 3,400	$ 5,546	$ 6,766	$ 8,849	$ 11,320	$1,074,764	$ 1,110,645
Reinsurance contract held liabilities[1]	332	460	492	592	475	6,097	8,448

As at December 31, 2022

Payments due by period	Less than 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
Insurance contract liabilities[1]	$ 3,091	$ 4,976	$ 7,224	$ 9,212	$ 11,223	$ 996,460	$ 1,032,186
Reinsurance contract held liabilities[1]	235	237	250	243	337	5,320	6,622

[1] Insurance contract liabilities cash flows include estimates related to the timing and payment of death and disability claims, policy surrenders, policy maturities, annuity payments, minimum guarantees on segregated fund products, policyholder dividends, commissions and premium taxes offset by contractual future premiums on in-force contracts and exclude amounts from insurance contract liabilities for account of segregated fund holders. These estimated cash flows are based on the best estimate assumptions used in the determination of insurance contract liabilities. These amounts are undiscounted. Reinsurance contract held liabilities cash flows include estimates related to the timing and payment of future reinsurance premiums offset by recoveries on in-force reinsurance agreements. Due to the use of assumptions, actual cash flows may differ from these estimates. Cash flows include embedded derivatives measured separately at fair value.

The amounts from insurance contract liabilities that are payable on demand are set out below as at the dates presented.

As at December 31,	2023		2022	
	Amounts payable on demand	Carrying amount	Amounts payable on demand	Carrying amount
Asia	$ 100,060	$ 129,117	$ 95,777	$ 117,737
Canada	28,264	56,887	25,745	52,300
U.S.	44,360	63,092	45,394	63,374
Total	$ 172,684	$ 249,096	$ 166,916	$ 233,411

The amounts payable on demand represent the policyholders' cash and/or account values less applicable surrender fees as at the time of the reporting date. Segregated fund insurance liabilities for account of segregated fund holders are excluded from the amounts payable on demand and the carrying amount.

(k) Actuarial methods and assumptions

The Company performs a comprehensive review of actuarial methods and assumptions annually. The review is designed to reduce the Company's exposure to uncertainty by ensuring assumptions for liability risks remain appropriate. This is accomplished by monitoring experience and updating assumptions that represent a best estimate of expected future experience, and margins that are appropriate for the risks assumed. While the assumptions selected represent the Company's best estimates and assessment of risk, the ongoing monitoring of experience and changes in the economic environment are likely to result in future changes to the actuarial assumptions, which could materially impact the insurance contract liabilities. The changes implemented from the review are generally implemented in the third quarter of each year, though updates may be made outside the third quarter in certain circumstances.

2023 Review of Actuarial Methods and Assumptions

On a full year basis, the 2023 review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $3,197. These changes resulted in an increase in pre-tax net income attributed to shareholders of $171 ($105 post-tax), an increase in pre-tax net income attributed to participating policyholders of $173 ($165 post-tax), an increase in CSM of $2,754, and an increase in pre-tax other comprehensive income of $99 ($73 post-tax).

In the third quarter of 2023, the completion of the 2023 annual review of actuarial methods and assumptions resulted in a decrease in pre-tax fulfilment cash flows of $347. These changes resulted in an increase in pre-tax net income attributed to shareholders of $27 (a decrease of $14 post-tax), an increase in pre-tax net income attributed to participating policyholders of $58 ($74 post-tax), an increase in CSM of $116, and an increase in pre-tax other comprehensive income of $146 ($110 post-tax).

In the fourth quarter of 2023, the Company also updated the actuarial methods and assumptions which decreased the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of the Company's existing 90 – 95% confidence level range. The risk adjustment would have exceeded the 95% confidence level in the fourth quarter without making the change. This change led to a decrease in pre-tax fulfilment cash flows of $2,850, an increase in pre-tax net income attributed to shareholders of $144 ($119 post-tax), an increase in pre-tax net income attributed to participating policyholders of $115 ($91 post-tax), an increase in CSM of $2,638, and a decrease in pre-tax other comprehensive income of $47 ($37 post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of the Company's assumptions, the Company's 2023 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Canada variable annuity product review	$ (133)	$ –	$ (133)
Mortality and morbidity updates	265	–	265
Lapse and policyholder behaviour updates	98	–	98
Methodology and other updates	(577)	(2,850)	(3,427)
Impact of changes in actuarial methods and assumptions, pre-tax	$ (347)	$ (2,850)	$ (3,197)

[1] Excludes the portion related to non-controlling interests of $103 for the three and nine months ended September 30, 2023, and $97 for the three months ended December 31, 2023, respectively.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

	For the three and nine months ended September 30, 2023	For the three months ended December 31, 2023	For the year ended December 31, 2023
Portion recognized in net income (loss) attributed to:			
Participating policyholders	$ 58	$ 115	$ 173
Shareholders and other equity holders	27	144	171
	85	259	344
Portion recognized in OCI attributed to:			
Participating policyholders	–	(21)	(21)
Shareholders and other equity holders	146	(26)	120
	146	(47)	99
Portion recognized in CSM	116	2,638	2,754
Impact of changes in actuarial methods and assumptions, pre-tax	$ 347	$ 2,850	$ 3,197

[1] Excludes the portion related to non-controlling interests, of which $72 is related to CSM for the three and nine months ended September 30, 2023, and $87 is related to CSM for the three months ended December 31, 2023.

Canada variable annuity product review
The review of the Company's variable annuity products in Canada resulted in a decrease in pre-tax fulfilment cash flows of $133.

The decrease was driven by a reduction in investment management fees, partially offset by updates to product assumptions, including surrenders, incidence and utilization, to reflect emerging experience.

Mortality and morbidity updates
Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $265.

The increase was driven by a strengthening of incidence rates for certain products in Vietnam to align with emerging experience and updates to mortality assumptions in the Company's U.S. life insurance business to reflect industry trends, as well as emerging experience. This was partially offset by updates to morbidity assumptions for certain products in Japan to reflect actual experience.

Lapse and policyholder behaviour updates
Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $98.

The increase was primarily driven by a detailed review of lapse assumptions for the Company's universal life level cost of insurance products in Canada, which resulted in a reduction to the lapse rates to align with emerging trends.

Methodology and other updates
Methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $3,427.

In the third quarter of 2023, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $577. The decrease was driven by the impact of cost-of-guarantees for participating policyholders across all segments from annual updates related to parameters, dividend recalibration, and market movements during the year, as well as modelling refinements for certain products in Asia. This was partially offset by a modelling methodology update to project future premiums on the Company's U.S. life insurance business.

In the fourth quarter of 2023, methodology and other updates resulted in a decrease in pre-tax fulfilment cash flows of $2,850. The decrease was driven by a decrease in the overall level of the risk adjustment for non-financial risk. This change moves the risk adjustment to approximately the middle of the Company's existing 90 – 95% confidence level range.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment

For the three and nine months ended September 30, 2023
The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $159. The decrease was driven by updates to the Company's variable annuity product assumptions, as well as by updates to its valuation models for participating products, driven by the annual dividend recalibration, partially offset by a reduction in lapse rates on the Company's universal life level cost of insurance products to reflect emerging trends. These changes resulted in an increase in pre-tax net income attributed to shareholders of $52 ($37 post-tax), an increase in CSM of $142, and an increase in pre-tax other comprehensive income of $2 ($1 post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $270. The increase was related to the Company's life insurance business and primarily driven by a modelling methodology update to project future premiums, as well as updates to mortality assumptions. These changes resulted in an increase in pre-tax net income attributed to shareholders of $134 ($106 post-tax), a decrease in CSM of $600, and an increase in pre-tax other comprehensive income of $196 ($155 post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $457. The decrease largely relates to participating products, primarily driven by model refinements, dividend recalibration updates, as well as annual updates to reflect market movements during the year. This, and the updates to morbidity assumptions on certain products in Japan, were partially offset by updates to incidence rates on certain products in Vietnam. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $159 ($157 post-tax), an increase in CSM of $574, and a decrease in pre-tax other comprehensive income of $53 ($47 post-tax).

The impact of changes in actuarial methods and assumptions in Corporate and Other (which includes the Company's Reinsurance businesses) resulted in a decrease in pre-tax fulfilment cash flows of $1. These changes resulted in no impacts to pre-tax net income attributable to shareholders or CSM, and an increase in pre-tax other comprehensive income of $1 ($1 post-tax).

For the three months ended December 31, 2023
The reduction in the risk adjustment level resulted in the following impacts by segment:

The impact of changes in actuarial methods and assumptions in Canada resulted in a decrease in pre-tax fulfilment cash flows of $246. These changes resulted in an increase in pre-tax net income attributed to shareholders of $4 ($3 post-tax), an increase in pre-tax net income attributed to policyholder of $40 ($29 post-tax), an increase in CSM of $213, and a decrease in pre-tax other comprehensive income of $11 ($8 post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in a decrease in pre-tax fulfilment cash flows of $91. These changes resulted in an increase in pre-tax net income attributed to shareholders of $33 ($26 post-tax), an increase in CSM of $78, and a decrease in pre-tax other comprehensive income of $20 ($15 post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in a decrease in pre-tax fulfilment cash flows of $2,513. These changes resulted in an increase in pre-tax net income attributed to shareholders of $107 ($90 post-tax), an increase in pre-tax net income attributed to policyholders of $75 ($62 post-tax), an increase in CSM of $2,348, and a decrease in pre-tax other comprehensive income of $17 ($14 post-tax).

2022 Review of Actuarial Methods and Assumptions
The completion of the 2022 annual review of actuarial methods and assumptions resulted in an increase in pre-tax fulfilment cash flows of $192. These changes resulted in an increase in pre-tax net income attributed to shareholders of $23 ($26 post-tax), a decrease in pre-tax net income attributed to participating policyholders of $26 ($18 post-tax), a decrease in CSM of $279, and an increase in pre-tax other comprehensive income of $90 ($73 post-tax).

Since the beginning of 2020, some lines of business have seen impacts to mortality and policyholder behaviour driven by the COVID-19 pandemic. Given the long-term nature of the Company's assumptions, the Company's 2022 experience studies have excluded experience that was materially impacted by COVID-19 as this is not seen to be indicative of the levels of actual future claims or lapses.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows[1]

For the year ended December 31, 2022	Total
Long-term care triennial review	$ 118
Mortality and morbidity updates	83
Lapse and policyholder behaviour updates	234
Methodology and other updates	(243)
Impact of changes in actuarial methods and assumptions, pre-tax	**$ 192**

[1] Excludes the portion related to non-controlling interests of $8.

Impact of changes in actuarial methods and assumptions on pre-tax net income attributed to shareholders, pre-tax net income attributed to participating policyholders, OCI and CSM[1]

For the year ended December 31, 2022	Total
Portion recognized in net income (loss) attributed to:	
Participating policyholders	$ (26)
Shareholders and other equity holders	23
	(3)
Portion recognized in OCI attributed to:	
Participating policyholders	–
Shareholders and other equity holders	90
	90
Portion recognized in CSM	(279)
Impact of changes in actuarial methods and assumptions, pre-tax	**$ (192)**

[1] Excludes the portion related to non-controlling interests, of which $nil is related to CSM.

Long-term care triennial review

U.S. Insurance completed a comprehensive long-term care ("LTC") experience study. The review included all aspects of claim assumptions, as well as the progress on future premium rate increases. The impact of the LTC review was an increase in pre-tax fulfilment cash flows of $118.

The experience study showed that claim costs established in the Company's last triennial review remain appropriate in aggregate for the Company's older blocks of business[1] supported by robust claims data on this mature block. Pre-tax fulfilment cash flows were increased for claim costs on the Company's newer block of business[2]. This was driven by lower active life mortality[3] supported by Company experience and a recent industry study, as well as higher utilization of benefits, which included the impact of reflecting higher inflation in the cost-of-care up to 2022. The Company also reviewed and updated incidence and claim termination assumptions which, on a net basis, provided a partial offset to the increase in pre-tax fulfilment cash flows on active life mortality and utilization. In addition, some policyholders are electing to reduce their benefits in lieu of paying increased premiums which resulted in a reduction in pre-tax fulfilment cash flows.

Experience continues to support the assumptions of both future morbidity and mortality improvement, resulting in no changes to these assumptions.

As of September 30, 2022, the Company had received actual premium increase approvals of $2.5 billion pre-tax (US$1.9 billion pre-tax) on a present value basis since the last triennial review in 2019. This aligns with the full amount assumed in the Company's pre-tax fulfilment cash flows at that time and demonstrates the Company's continued strong track record of securing premium rate increases[4]. In 2022, the review of future premium increases assumed in fulfilment cash flows resulted in a net $2.5 billion (US$1.9 billion) decrease in pre-tax fulfilment cash flows. This reflects expected future premium increases that are due to the Company's 2022 review of morbidity, mortality, and lapse assumptions, as well as outstanding amounts from prior state filings. Premium increases averaging approximately 30% will be sought on about one-half of the business, excluding the carryover of 2019 amounts requested. The Company's assumptions reflect the estimated timing and amount of state approved premium increases.

Mortality and morbidity updates

Mortality and morbidity updates resulted in an increase in pre-tax fulfilment cash flows of $83, driven by updates to morbidity assumptions in Vietnam to align with experience, partially offset by a detailed review of the mortality assumptions for the Company's Canada insurance business.

Lapse and policyholder behaviour updates

Updates to lapses and policyholder behaviour assumptions resulted in an increase in pre-tax fulfilment cash flows of $234.

The Company completed a detailed review of lapse assumptions for Singapore, and increased lapse rates to align with experience on the Company's index-linked products, which reduced projected future fee income to be received on these products.

The Company also increased lapse rates on Canada's term insurance products for policies approaching their renewal date, reflecting emerging experience in the Company's study.

Methodology and other updates

Other updates resulted in a decrease in pre-tax fulfilment cash flows of $243, which included updates to discount rates and policyholder dividends on participating products, as well as various other modelling and projection updates.

Impact of changes in actuarial methods and assumptions on pre-tax fulfilment cash flows, net income attributed to shareholders, CSM and OCI by segment

The impact of changes in actuarial methods and assumptions in Canada resulted in an increase in pre-tax fulfilment cash flows of $22. The increase was driven by updates to the lapse assumptions for certain term insurance products, largely offset by updates to discount rates and policyholder dividends on participating products, as well as updates to mortality assumptions for the Company's insurance business. These changes resulted in an increase in pre-tax net income attributed to shareholders of $64 ($47 post-tax), an increase in CSM of $43, and a decrease in pre-tax other comprehensive income of $96 ($71 post-tax).

The impact of changes in actuarial methods and assumptions in the U.S. resulted in an increase in pre-tax fulfilment cash flows of $108, driven by the triennial review of long-term care. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $16 ($12 post-tax), a decrease in CSM of $202, and an increase in pre-tax other comprehensive income of $110 ($86 post-tax).

The impact of changes in actuarial methods and assumptions in Asia resulted in an increase in pre-tax fulfilment cash flows of $62. The increase was driven by updates to lapse assumptions in Singapore and morbidity updates in Vietnam, partially offset by various other modelling and projection updates. These changes resulted in a decrease in pre-tax net income attributed to shareholders of $25 ($9 post-tax), a decrease in CSM of $120, and an increase in pre-tax other comprehensive income of $76 ($58 post-tax).

---

[1] First generation policies issued prior to 2002.
[2] Second generation policies with an average issue date of 2007 and Group policies with an average issue date of 2003.
[3] The mortality rate of LTC policyholders who are currently not on claim.
[4] Actual experience obtaining premium increases could be materially different than what the Company has assumed, resulting in further increases or decreases in insurance contract liabilities, which could be material. See "Caution regarding forward-looking statements" above.

(I) Reinsurance transactions

Agreement with Global Atlantic Financial Group

On December 11, 2023, the Company announced it entered into an agreement with Global Atlantic Financial Group to reinsure policies from the U.S. LTC, U.S. structured settlements, and Japan whole life legacy blocks. Under the terms of the transaction, the Company will retain responsibility for the administration of the policies with no intended impact to policyholders. The transaction will be structured as coinsurance of an 80% quota share for the LTC block and 100% quota shares for the other blocks.

The transaction represents a combined $13 billion of insurance and investment contract net liabilities as at September 30, 2023 and is expected to close by the end of February 2024.

Agreements with Venerable Holdings, Inc.

On November 15, 2021 and October 3, 2022, the Company, through its subsidiary John Hancock Life Insurance Company (U.S.A) ("JHUSA"), entered into reinsurance agreements with Venerable Holdings, Inc. to reinsure a block of legacy U.S. variable annuity ("VA") policies. Under the terms of the transaction, the Company will retain responsibility for the maintenance of the policies with no intended impact to VA policyholders. The transaction was structured as coinsurance for the general fund liabilities and modified coinsurance for the segregated fund liabilities.

The transaction closed on February 1, 2022 and October 3, 2022, respectively, resulting in a cumulative pre-tax decrease to the contractual service margin of $905, recognized in 2022.

Note 8   Investment Contract Liabilities

Investment contract liabilities are contractual financial obligations of the Company that do not contain significant insurance risk. Those contracts are subsequently measured either at FVTPL or at amortized cost.

(a) Investment contract liabilities designated as FVTPL

Investment contract liabilities measured at fair value are designated as FVTPL on initial recognition and include certain investment savings and pension products. The Company does not have any investment contract liabilities that are mandatorily measured at FVTPL.

The following table presents the movement in investment contract liabilities measured at fair value.

For the years ended December 31,		2023		2022
Balance, excluding those for account of segregated fund holders, January 1	$	**798**	$	825
New contracts		**48**		79
Changes in market conditions		**47**		(56)
Redemptions, surrenders and maturities		**(122)**		(99)
Impact of changes in foreign exchange rates		**(22)**		49
Balance, excluding those for account of segregated fund holders, December 31		**749**		798
Investment contract liabilities for account of segregated fund holders		**263,401**		238,346
Balance, December 31		**$ 264,150**		$ 239,144

The amount due to contract holders is contractually determined based on specified assets and therefore, the fair value of the liabilities are subject to asset specific performance risk but not the Company's own credit risk, being fully collateralized. The Company has determined that any residual credit risk is insignificant and has not had any significant impact on the fair value of the liabilities.

(b) Investment contract liabilities measured at amortized cost

Investment contract liabilities measured at amortized cost primarily include fixed annuity products that provide guaranteed income payments for a contractually determined period and are not contingent on survivorship.

The following table presents carrying and fair values of investment contract liabilities measured at amortized cost, by reporting segment.

	2023		2022	
As at December 31,	Amortized cost, gross of reinsurance ceded[1]	Fair value	Amortized cost, gross of reinsurance ceded[1]	Fair value
Asia	$ **451**	$ **438**	$ 636	$ 607
Canada	**7,642**	**7,534**	6,699	6,474
U.S.	**1,381**	**1,440**	1,535	1,571
GWAM	**1,593**	**1,582**	411	382
Investment contract liabilities	**$ 11,067**	**$ 10,994**	$ 9,281	$ 9,034

[1] As at December 31, 2023, investment contract liabilities with carrying value and fair value of $27 and $27, respectively (2022 – $38 and $38, respectively), were reinsured by the Company. The net carrying value and fair value of investment contract liabilities were $11,040 and $10,967 (2022 – $9,243 and $8,996, respectively).

The changes in investment contract liabilities measured at amortized cost resulted from the following business activities.

For the years ended December 31,	2023	2022
Balance, January 1	$ 9,281	$ 9,239
Policy deposits	3,365	1,634
Interest	218	150
Withdrawals	(1,629)	(1,882)
Fees	1	–
Impact of changes in foreign exchange rates	(108)	81
Other	(61)	59
Balance, December 31	$ 11,067	$ 9,281

Carrying value reflects amortization at rates that exactly discount the projected cash flows to the net carrying amount of the liabilities at the dates of issue.

Fair value is determined by projecting cash flows according to the contract terms and discounting the cash flows at current market rates adjusted for the Company's own credit standing. As at December 31, 2023 and 2022, fair value of all investment contract liabilities was determined using Level 2 valuation techniques.

(c) Investment contracts contractual obligations

As at December 31, 2023 and 2022, the Company's contractual obligations and commitments relating to these investment contracts are as follows.

Investment contract liabilities[1]

As at December 31, Payments due by period	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2023	$ 268,537	$ 2,978	$ 1,408	$ 3,488	$ 276,411
2022	241,301	2,749	1,789	3,932	249,771

[1] Due to the nature of the products, the timing of net cash flows may be before contract maturity. Cash flows are undiscounted.

Note 9 Risk Management

Manulife offers insurance, wealth and asset management products and other financial services, which subjects the Company to a broad range of risks. Manulife manages these risks within an enterprise-wide risk management framework. Manulife's goal in managing risk is to strategically optimize risk taking and risk management to support long-term revenue, earnings and capital growth. Manulife seeks to achieve this by capitalizing on business opportunities and strategies with appropriate risk/return profiles; ensuring sufficient management expertise is in place to effectively execute strategies, and to identify, understand and manage underlying inherent risks; ensuring strategies and activities align with its corporate and ethical standards and operational capabilities; pursuing opportunities and risks that enhance diversification; and in making all risk taking decisions with analyses of inherent risks, risk controls and mitigations, and risk/return trade-off.

(a) Market risk

Market risk is the risk of loss resulting from market price volatility, interest rate change, credit and swap spread changes, and adverse foreign currency exchange rate movements. Market price volatility primarily relates to changes in prices of publicly traded equities and alternative long-duration assets. The profitability of the Company's insurance and annuity products, as well as the fees the Company earns in its investment management business, are subject to market risk.

Please read below for details on factors that could impact the level of market risk and the strategies used to manage this risk:

Market risk management strategy

Market risk management strategy is governed by the Global Asset Liability Committee which oversees the overall market and liquidity risk program. The Company's overall strategy to manage its market risks incorporates several component strategies, each targeted to manage one or more of the market risks arising from the Company's businesses. At an enterprise level, these strategies are designed to manage the Company's aggregate exposures to market risks against limits associated with earnings and capital volatility.

The following table outlines the Company's key market risks and identifies the risk management strategies which contribute to managing these risks.

Risk Management Strategy	Key Market Risk				
	Public Equity Risk	Interest Rate and Spread Risk	ALDA Risk	Foreign Currency Exchange Risk	Liquidity Risk
Product design and pricing	✓	✓	✓	✓	✓
Variable annuity guarantee dynamic hedging	✓	✓		✓	✓
Macro equity risk hedging	✓			✓	✓
Asset liability management	✓	✓	✓	✓	✓
Foreign currency exchange management				✓	✓
Liquidity risk management					✓

Product design and pricing strategy

The Company's policies, standards, and guidelines with respect to product design and pricing are designed with the objective of aligning its product offerings with its risk taking philosophy and risk appetite, and in particular, ensuring that incremental risk generated from new sales aligns with its strategic risk objectives and risk limits. The specific design features of Manulife's product offerings, including level of benefit guarantees, policyholder options, fund offerings and availability restrictions as well as its associated investment strategies, help to mitigate the level of underlying risk. Manulife regularly reviews and modifies key features within its product offerings, including premiums and fee charges with a goal of meeting profit targets and staying within risk limits. Certain of the Company's general fund adjustable benefit products have minimum rate guarantees. The rate guarantees for any particular policy are set at the time the policy is issued and governed by insurance regulation in each jurisdiction where the products are sold. The contractual provisions allow crediting rates to be re-set at pre-established intervals subject to the established minimum crediting rate guarantees. The Company may partially mitigate the interest rate exposure by setting new rates on new business and by adjusting rates on in-force business where permitted. In addition, the Company partially mitigates this interest rate risk through its asset liability management process, product design elements, and crediting rate strategies. All material new product, reinsurance and underwriting initiatives must be reviewed and approved by the Chief Risk Officer or key individuals within risk management functions.

Hedging strategies for variable annuity and other equity risks

The Company's exposure to movement in public equity market values primarily arises from insurance contract liabilities related to variable annuity guarantees and general fund public equity investments.

Dynamic hedging is the primary hedging strategy for variable annuity market risks. Dynamic hedging is employed for new variable annuity guarantees business when written or as soon as practical thereafter.

Manulife seeks to manage public equity risk arising from unhedged exposures in its insurance contract liabilities through the macro equity risk hedging strategy. The Company seeks to manage interest rate risk arising from variable annuity business not dynamically hedged through its asset liability management strategy.

Variable annuity dynamic hedging strategy

The variable annuity dynamic hedging strategy is designed to hedge the sensitivity of variable annuity guarantee insurance contract liabilities to fund performance (both public equity and bond funds) and interest rate movements. The objective of the variable annuity dynamic hedging strategy is to offset, as closely as possible, the change in the economic value of guarantees with the profit and loss from the hedge asset portfolio.

The Company's variable annuity hedging program uses a variety of exchange-traded and over-the-counter ("OTC") derivative contracts to offset the change in value of variable annuity guarantees. The main derivative instruments used are equity index futures, government bond futures, currency futures, interest rate swaps, total return swaps, equity options and interest rate swaptions. The hedge instruments' positions against insurance contract liabilities are continuously monitored as market conditions change. As necessary, the hedge asset positions will be dynamically rebalanced in order to stay within established limits. The Company may also utilize other derivatives with the objective to improve hedge effectiveness opportunistically.

The Company's variable annuity guarantee dynamic hedging strategy is not designed to completely offset the sensitivity of insurance contract liabilities to all risks associated with the guarantees embedded in these products. The profit (loss) on the hedge instruments will not completely offset the underlying losses (gains) related to the guarantee liabilities hedged because:

- Policyholder behaviour and mortality experience are not hedged;
- Risk adjustment related to cost of guarantees in the insurance contract liabilities is largely hedged;
- A portion of interest rate risk is not hedged;
- Credit spreads may widen and actions might not be taken to adjust accordingly;
- Fund performance on a small portion of the underlying funds is not hedged due to lack of availability of effective exchange-traded hedge instruments;
- Performance of the underlying funds hedged may differ from the performance of the corresponding hedge instruments;
- Correlations between interest rates and equity markets could lead to unfavourable material impacts;
- Unfavourable hedge rebalancing costs can be incurred during periods of high volatility from equity markets, bond markets and/or interest rates. The impact is magnified when these impacts occur concurrently; and
- Not all other risks are hedged.

Macro equity risk hedging strategy

The objective of the macro equity risk hedging program is to maintain the Company's overall earnings sensitivity to public equity market movements within the Board approved risk appetite limits. The macro equity risk hedging program is designed to hedge earnings sensitivity due to movements in public equity markets arising from all sources (outside of dynamically hedged exposures). Sources of equity market sensitivity addressed by the macro equity risk hedging program include:

- Residual equity and currency exposure from variable annuity guarantees not dynamically hedged;
- General fund equity holdings backing guaranteed, adjustable liabilities and variable universal life; and
- Host contract fees related to variable annuity guarantees are not dynamically hedged.

Asset liability management strategy

Manulife's asset liability management strategy is designed to help ensure that the market risks embedded in its assets and liabilities held in the Company's general fund are effectively managed and that risk exposures arising from these assets and liabilities are maintained within risk limits. The embedded market risks include risks related to the level and movement of interest rates and credit and swap spreads, public equity market performance, ALDA performance and foreign currency exchange rate movements.

General fund product liabilities are categorized into groups with similar characteristics in order to support them with a specific asset strategy. The Company seeks to align the asset strategy for each group to the premium and benefit patterns, policyholder options and guarantees, and crediting rate strategies of the products they support. The strategies are set using portfolio analysis techniques intended to optimize returns, subject to considerations related to regulatory and economic capital requirements, and risk tolerances. They are designed to achieve broad diversification across asset classes and individual investment risks while being suitably aligned with the liabilities they support. The strategies encompass asset mix, quality rating, term profile, liquidity, currency and industry concentration targets.

Foreign exchange risk management strategy

Manulife's policy is to generally match the currency of its assets with the currency of the liabilities they support. Where assets and liabilities are not currency matched, the Company seeks to hedge this exposure where appropriate to stabilize its earnings and capital positions and remain within its enterprise foreign exchange risk limits.

Liquidity risk management strategy

Global liquidity management policies and procedures are designed to provide adequate liquidity to cover cash and collateral obligations as they come due, and to sustain and grow operations in both normal and stressed conditions. They consider legal, regulatory, tax, operational or economic impediments to inter-entity funding. The asset mix of the Company's balance sheet takes into account the need to hold adequate unencumbered and appropriate liquid assets to satisfy the requirements arising under stressed scenarios and to allow Manulife's liquidity ratios to remain strong. Manulife manages liquidity centrally and closely monitors the liquidity positions of its principal subsidiaries.

Manulife seeks to mitigate liquidity risk by diversifying its business across different products, markets, geographical regions and policyholders. The Company designs insurance products to encourage policyholders to maintain their policies in-force, to help generate a diversified and stable flow of recurring premiums. The Company designs the policyholder termination features with the goal of mitigating the financial exposure and liquidity risk related to unexpected policyholder terminations. The Company establishes and implements investment strategies intended to match the term profile of the assets to the liabilities they support, taking into account the potential for unexpected policyholder terminations and resulting liquidity needs. Liquid assets represent a large portion of the Company's total assets. Manulife aims to reduce liquidity risk in the Company's businesses by diversifying its funding sources and appropriately managing the term structure of its funding. The Company forecasts and monitors daily operating liquidity and cash movements in various individual entities and operations as well as centrally, aiming to ensure liquidity is available and cash is employed optimally.

The Company also maintains centralized cash pools and access to other sources of liquidity and contingent liquidity such as repurchase funding agreements. Manulife's centralized cash pools consist of cash or near-cash, high quality short-term investments that are continually monitored for their credit quality and market liquidity.

Manulife has established a variety of contingent liquidity sources. These include, among others, a $500 committed unsecured revolving credit facility with certain Canadian chartered banks available for the Company, and a US$500 committed unsecured revolving credit facility with certain U.S. banks available to the Company and certain of its U.S. subsidiaries. There were no outstanding borrowings under these facilities as of December 31, 2023 (2022 – $nil). In addition, JHUSA is a member of the Federal Home Loan Bank of Indianapolis ("FHLBI"), which enables the Company to obtain loans from FHLBI as an alternative source of liquidity that is collateralizable by qualifying mortgage loans, mortgage-backed securities and U.S. Treasury and Agency securities. As of December 31, 2023, JHUSA had an estimated maximum borrowing capacity of US$4.3 billion (2022 – US$3.8 billion) based on regulatory limitations with an outstanding balance of US$500 (2022 – US$500), under the FHLBI facility.

The following table outlines the maturity of the Company's significant financial liabilities.

Maturity of financial liabilities[1]

As at December 31, 2023	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Long-term debt	$ –	$ 1,672	$ 920	$ 3,479	$ 6,071
Capital instruments	594	–	–	6,073	6,667
Derivatives	1,561	1,982	717	7,427	11,687
Deposits from Bank clients[2]	16,814	2,963	1,839	–	21,616
Lease liabilities	100	133	68	49	350

[1] The amounts shown above are net of the related unamortized deferred issue costs.
[2] Carrying value and fair value of deposits from Bank clients as at December 31, 2023 was $21,616 and $21,518, respectively (2022 – $22,507 and $22,271 respectively). Fair value is determined by discounting contractual cash flows, using market interest rates currently offered for deposits with similar terms and conditions. All deposits from Bank clients were categorized in Level 2 of the fair value hierarchy (2022 – Level 2).

Through the normal course of business, pledging of assets is required to comply with jurisdictional regulatory and other requirements including collateral pledged to partially mitigate derivative counterparty credit risk, assets pledged to exchanges as initial margin and assets held as collateral for repurchase funding agreements. Total unencumbered assets were $470.2 billion as at December 31, 2023 (2022 – $477.7 billion).

(b) Market risk sensitivities and market risk exposure measures

Variable annuity and segregated fund guarantees

Guarantees on variable annuity products and segregated funds may include one or more of death, maturity, income and withdrawal guarantees. Variable annuity and segregated fund guarantees are contingent and only payable upon the occurrence of the relevant event, if fund values at that time are below guarantee values. Depending on future equity market levels, liabilities on current in-force business would be due primarily in the period from 2023 to 2043.

Manulife seeks to mitigate a portion of the risks embedded in its retained (i.e., net of reinsurance) variable annuity and segregated fund guarantee business through the combination of dynamic and macro hedging strategies (see "Publicly traded equity performance risk sensitivities and exposure measures" below).

The table below shows selected information regarding the Company's variable annuity and segregated fund investment-related guarantees gross and net of reinsurance.

Variable annuity and segregated fund guarantees, net of reinsurance

As at December 31,	2023 Guarantee value[1]	2023 Fund value	2023 Net amount at risk[1],[2],[3]	2022 Guarantee value[1]	2022 Fund value	2022 Net amount at risk[1],[2],[3]
Guaranteed minimum income benefit	$ 3,864	$ 2,735	$ 1,156	$ 4,357	$ 2,723	$ 1,639
Guaranteed minimum withdrawal benefit	34,833	33,198	4,093	38,319	34,203	5,734
Guaranteed minimum accumulation benefit	18,996	19,025	116	20,035	19,945	221
Gross living benefits[4]	57,693	54,958	5,365	62,711	56,871	7,594
Gross death benefits[5]	9,133	17,279	975	10,465	15,779	2,156
Total gross of reinsurance	66,826	72,237	6,340	73,176	72,650	9,750
Living benefits reinsured	24,208	23,146	3,395	26,999	23,691	4,860
Death benefits reinsured	3,400	2,576	482	3,923	2,636	1,061
Total reinsured	27,608	25,722	3,877	30,922	26,327	5,921
Total, net of reinsurance	$ 39,218	$ 46,515	$ 2,463	$ 42,254	$ 46,323	$ 3,829

[1] Guarantee Value and Net Amount at Risk in respect of guaranteed minimum withdrawal business in Canada and the U.S. reflect the time value of money of these claims.
[2] Amount at risk (in-the-money amount) is the excess of guarantee values over fund values on all policies where the guarantee value exceeds the fund value. For guaranteed minimum death benefit, the amount at risk is defined as the current guaranteed minimum death benefit in excess of the current account balance and assumes that all claims are immediately payable. In practice, guaranteed death benefits are contingent and only payable upon the eventual death of policyholders if fund values remain below guarantee values. For guaranteed minimum withdrawal benefit, the amount at risk assumes that the benefit is paid as a lifetime annuity commencing at the earliest contractual income start age. These benefits are also contingent and only payable at scheduled maturity/income start dates in the future, if the policyholders are still living and have not terminated their policies and fund values remain below guarantee values. For all guarantees, the amount at risk is floored at zero at the single contract level.
[3] The amount at risk net of reinsurance at December 31, 2023 was $2,463 (2022 – $3,829) of which: US$391 (2022 – US$737) was on the Company's U.S. business, $1,559 (2022 – $2,154) was on the Company's Canadian business, US$140 (2022 – US$275) was on the Company's Japan business and US$155 (2022 – US$224) was related to Asia (other than Japan) and the Company's run-off reinsurance business.
[4] Where a policy includes both living and death benefits, the guarantee in excess of the living benefit is included in the death benefit category as outlined in footnote 5.
[5] Death benefits include standalone guarantees and guarantees in excess of living benefit guarantees where both death and living benefits are provided on a policy.

Investment categories for variable contracts with guarantees

Variable contracts with guarantees, including variable annuities and variable life, are invested, at the policyholder's discretion subject to contract limitations, in various fund types within the segregated fund accounts and other investments. The account balances by investment category are set out below.

As at December 31,

Investment category	2023	2022
Equity funds	$ 45,593	$ 42,506
Balanced funds	35,801	36,290
Bond funds	8,906	9,336
Money market funds	1,559	1,924
Other fixed interest rate investments	1,907	2,029
Total	$ 93,766	$ 92,085

Caution related to sensitivities

In the sections that follow, the Company provides sensitivities and risk exposure measures for certain risks. These include sensitivities due to specific changes in market prices and interest rate levels projected using internal models as at a specific date, and are measured relative to a starting level reflecting the Company's assets and liabilities at that date. The risk exposures measure the impact of changing one factor at a time and assume that all other factors remain unchanged. Actual results can differ significantly from these estimates for a variety of reasons including the interaction among these factors when more than one changes; changes in liabilities from updates to non-economic assumptions, changes in business mix, effective tax rates and other market factors; and the general limitations of the Company's internal models. For these reasons, the sensitivities should only be viewed as directional estimates of the underlying sensitivities for the respective factors based on the assumptions outlined below. Given the nature of these calculations, the Company cannot provide assurance that the actual impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders will be as indicated.

Publicly traded equity performance risk sensitivities and exposure measures

The tables below include the potential impacts from an immediate 10%, 20% and 30% change in market values of publicly traded equities on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. The potential impact is shown after taking into account the impact of the change in markets on the hedge assets. While the Company cannot reliably estimate the amount of the change in dynamically hedged variable annuity guarantee liabilities that will not be offset by the change in the dynamic hedge assets, the Company makes certain assumptions for the purposes of estimating the impact on net income attributed to shareholders.

This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occurs as a result of market changes.

It is also important to note that these estimates are illustrative, and that the dynamic and macro hedging programs may underperform these estimates, particularly during periods of high realized volatility and/or periods where both interest rates and equity market movements are unfavourable. The adoption of IFRS 17 did not change the method or assumptions used for deriving sensitivity information.

Potential immediate impact on net income attributed to shareholders arising from changes to public equity returns[1]

	Net income attributed to shareholders					
As at December 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity guarantees[2]	$(2,370)	$(1,460)	$ (670)	$ 550	$1,010	$1,390
General fund equity investments[3]	(1,170)	(770)	(390)	380	760	1,140
Total underlying sensitivity before hedging	(3,540)	(2,230)	(1,060)	930	1,770	2,530
Impact of macro and dynamic hedge assets[4]	880	530	240	(190)	(340)	(460)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,660)	(1,700)	(820)	740	1,430	2,070
Impact of reinsurance	1,470	900	420	(350)	(650)	(910)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,190)	$ (800)	$ (400)	$ 390	$ 780	$1,160

	Net income attributed to shareholders					
As at December 31, 2022	-30%	-20%	-10%	+10%	+20%	+30%
Underlying sensitivity						
Variable annuity guarantees[2]	$(2,110)	$(1,310)	$ (610)	$ 530	$ 980	$1,360
General fund equity investments[3]	(1,450)	(920)	(420)	400	780	1,170
Total underlying sensitivity before hedging	(3,560)	(2,230)	(1,030)	930	1,760	2,530
Impact of macro and dynamic hedge assets[4]	930	570	260	(220)	(400)	(540)
Net potential impact on net income attributed to shareholders after impact of hedging and before impact of reinsurance	(2,630)	(1,660)	(770)	710	1,360	1,990
Impact of reinsurance	1,170	740	350	(310)	(580)	(810)
Net potential impact on net income attributed to shareholders after impact of hedging and reinsurance	$(1,460)	$ (920)	$ (420)	$ 400	$ 780	$1,180

[1] See "Caution related to sensitivities" above.

[2] For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

[3] This impact for general fund equity investments includes general fund investments supporting the Company's insurance contract liabilities, investment in seed money investments (in segregated and mutual funds made by Global WAM segment) and the impact on insurance contract liabilities related to the projected future fee income on variable universal life and other unit linked products. The impact does not include any potential impact on public equity weightings. The participating policy funds are largely self-supporting and generate no material impact on net income attributed to shareholders as a result of changes in equity markets.

[4] Includes the impact of assumed rebalancing of equity hedges in the macro and dynamic hedging program. The impact of dynamic hedge represents the impact of equity hedges offsetting 95% of the dynamically hedged variable annuity liability movement that occurs as a result of market changes, but does not include any impact in respect of other sources of hedge accounting ineffectiveness (e.g., fund tracking, realized volatility and equity, interest rate correlations different from expected among other factors).

Potential immediate impact on contractual service margin, other comprehensive income to shareholders and total comprehensive income to shareholders[1],[2],[3]

As at December 31, 2023	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,810)	$(2,370)	$(1,100)	$ 940	$1,760	$2,470
Impact of risk mitigation—hedging[4]	1,150	700	310	(250)	(450)	(600)
Impact of risk mitigation—reinsurance[4]	1,850	1,140	530	(450)	(830)	(1,150)
VA net of risk mitigation	(810)	(530)	(260)	240	480	720
General fund equity	(940)	(610)	(300)	290	590	870
Contractual service margin (pre-tax)	$(1,750)	$(1,140)	$ (560)	$ 530	$1,070	$1,590
Other comprehensive income attributed to shareholders (post-tax)[5]	$ (730)	$ (490)	$ (240)	$ 230	$ 460	$ 680
Total comprehensive income attributed to shareholders (post-tax)	$(1,920)	$(1,290)	$ (640)	$ 620	$1,240	$1,840
As at December 31, 2022	-30%	-20%	-10%	+10%	+20%	+30%
Variable annuity guarantees reported in CSM	$(3,410)	$(2,140)	$(1,010)	$ 890	$1,670	$2,360
Impact of risk mitigation—hedging[4]	1,200	740	340	(280)	(510)	(690)
Impact of risk mitigation—reinsurance[4]	1,480	930	440	(390)	(730)	(1,030)
VA net of risk mitigation	(730)	(470)	(230)	220	430	640
General fund equity	(520)	(370)	(210)	240	490	730
Contractual service margin (pre-tax)	$(1,250)	$ (840)	$ (440)	$ 460	$ 920	$1,370
Other comprehensive income attributed to shareholders (post-tax)[5]	$ (620)	$ (410)	$ (210)	$ 210	$ 400	$ 600
Total comprehensive income attributed to shareholders (post-tax)	$(2,080)	$(1,330)	$ (630)	$ 610	$1,180	$1,780

[1] See "Caution related to sensitivities" above.

[2] This estimate assumes that the performance of the dynamic hedging program would not completely offset the gain/loss from the dynamically hedged variable annuity guarantee liabilities. It assumes that the hedge assets are based on the actual position at the period end, and that equity hedges in the dynamic program offset 95% of the hedged variable annuity liability movement that occur as a result of market changes.

[3] OSFI rules for segregated fund guarantees reflect full capital impacts of shocks over 20 quarters within a prescribed range. As such, the deterioration in equity markets could lead to further increases in capital requirements after the initial shock.

[4] For variable annuity contracts measured under VFA the impact of financial risk and changes in interest rates adjusts CSM, unless the risk mitigation option applies. The Company has elected to apply risk mitigation and therefore a portion of the impact is reported in net income attributed to shareholders instead of adjusting the CSM. If the CSM for a group of variable annuity contracts is exhausted the full impact is reported in net income attributed to shareholders.

[5] The impact of financial risk and changes to interest rates for variable annuity contracts is not expected to generate sensitivity in Other Comprehensive Income.

Interest rate and spread risk sensitivities and exposure measures

As at December 31, 2023, the Company estimated the sensitivity of net income attributed to shareholders to a 50 basis point parallel decline in interest rates to be a benefit of $100, and to a 50 basis point parallel increase in interest rates to be a charge of $100.

The table below shows the potential impacts from a 50 basis point parallel move in interest rates on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders. This includes a change in current government, swap and corporate rates for all maturities across all markets with no change in credit spreads between government, swap and corporate rates. Also shown separately are the potential impacts from a 50 basis point parallel move in corporate spreads and a 20 basis point parallel move in swap spreads. The impacts reflect the net impact of movements in asset values in liability and surplus segments and movements in the present value of cash flows for insurance contracts including those with cash flows that vary with the returns of underlying items where the present value is measured by stochastic modelling. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

The disclosed interest rate sensitivities reflect the accounting designations of the Company's financial assets and corresponding insurance contract liabilities. In most cases these assets and liabilities are designated as FVOCI and as a result, impacts from changes to interest rates are largely in other comprehensive income. There are also changes in interest rates that impact the CSM for VFA contracts that relate to amounts that are not passed through to policyholders. In addition, changes in interest rates impact net income as it relates to derivatives not in hedge accounting relationships and on VFA contracts where the CSM has been exhausted.

The disclosed interest rate sensitivities assume no hedge accounting ineffectiveness, as the Company's hedge accounting programs are optimized for parallel movements in interest rates, leading to immaterial net income impacts under these shocks. However, the actual hedge accounting ineffectiveness is sensitive to non-parallel interest rate movements and will depend on the shape and magnitude of the interest rate movements which could lead to variations in the impact to net income attributed to shareholders.

The Company's sensitivities vary across all regions in which it operates, and the impacts of yield curve changes will vary depending upon the geography where the change occurs. Furthermore, the impacts from non-parallel movements may be materially different from the estimated impacts of parallel movements.

The interest rate and spread risk sensitivities are determined in isolation of each other and therefore do not reflect the combined impact of changes in government rates and credit spreads between government, swap and corporate rates occurring simultaneously. As a result, the impact of the summation of each individual sensitivity may be materially different from the impact of sensitivities to simultaneous changes in interest rate and spread risk.

The potential impacts also do not take into account other potential effects of changes in interest rate levels, for example, CSM at recognition on the sale of new business or lower interest earned on future fixed income asset purchases.

The impacts do not reflect any potential effect of changing interest rates on the value of the Company's ALDA. Rising interest rates could negatively impact the value of the Company's ALDA. More information on ALDA can be found below under "Alternative long-duration asset performance risk sensitivities and exposure measures".

Potential impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders of an immediate parallel change in interest rates, corporate spreads or swap spreads relative to current rates[1],[2],[3],[4]

As at December 31, 2023	Interest rates		Corporate spreads		Swap spreads	
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ –	$ (100)	$ –	$(100)	$ –	$ –
Net income attributed to shareholders	100	(100)	–	–	100	(100)
Other comprehensive income attributed to shareholders	(300)	300	(200)	300	(100)	100
Total comprehensive income attributed to shareholders	(200)	200	(200)	300	–	–

As at December 31, 2022	Interest rates		Corporate spreads		Swap spreads	
(post-tax except CSM)	-50bp	+50bp	-50bp	+50bp	-20bp	+20bp
CSM	$ (100)	$ –	$(100)	$ –	$ –	$ –
Net income attributed to shareholders	1,700	(1,500)	–	–	–	–
Other comprehensive income attributed to shareholders	(1,900)	1,600	–	–	–	–
Total comprehensive income attributed to shareholders	(200)	100	–	–	–	–

[1] See "Caution related to sensitivities" above.
[2] Estimates include changes to the net actuarial gains/losses with respect to the Company's pension obligations as a result of changes in interest rates.
[3] Includes guaranteed insurance and annuity products, including variable annuity contracts as well as adjustable benefit products where benefits are generally adjusted as interest rates and investment returns change, a portion of which have minimum credited rate guarantees. For adjustable benefit products subject to minimum rate guarantees, the sensitivities are based on the assumption that credited rates will be floored at the minimum.
[4] The Company adopted IFRS 9 hedge accounting prospectively from January 1, 2023, as such the sensitivity results for 2023 and 2022 are based on different accounting basis in which 2023 includes the impacts of hedge accounting and 2022 does not.

Alternative long-duration asset performance risk sensitivities and exposure measures

The following table shows the potential impact on CSM, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders resulting from an immediate 10% change in market values of ALDA. The method used for deriving sensitivity information and significant assumptions made did not change from the previous period.

ALDA includes commercial real estate, timber and farmland real estate, infrastructure, and private equities, some of which relate to energy.[1]

The impacts do not reflect any future potential changes to non-fixed income return volatility. Refer to "Publicly traded equity performance risk sensitivities and exposure measures" above for more details.

Potential immediate impacts on contractual service margin, net income attributed to shareholders, other comprehensive income attributed to shareholders, and total comprehensive income attributed to shareholders from changes in ALDA market values[1]

As at	December 31, **2023**		December 31, 2022	
(post-tax except CSM)	-10%	+10%	-10%	+10%
CSM excluding NCI	$ **(100)**	$ **100**	$ (100)	$ 100
Net income attributed to shareholders	**(2,400)**	**2,400**	(2,500)	2,500
Other comprehensive income attributed to shareholders	**(200)**	**200**	(100)	100
Total comprehensive income attributed to shareholders	**(2,600)**	**2,600**	(2,600)	2,600

[1] See "Caution related to sensitivities" above.

Foreign exchange risk sensitivities and exposure measures
The Company generally matches the currency of its assets with the currency of the insurance and investment contract liabilities they support, with the objective of mitigating risk of loss arising from foreign currency exchange rate changes. As at December 31, 2023, the Company did not have a material unmatched currency exposure.

Liquidity risk exposure strategy
Manulife manages liquidity levels of the consolidated group and key subsidiaries against established thresholds. These thresholds are based on liquidity stress scenarios over varying time horizons.

Increased use of derivatives for hedging purposes has necessitated greater emphasis on measurement and management of contingent liquidity risk related to these instruments, in particular the movement of "over-the-counter" derivatives to central clearing in the U.S. and Japan places an emphasis on cash as the primary source of liquidity as opposed to security holdings. The market value of the Company's derivative portfolio is therefore regularly stress tested to assess the potential collateral and cash settlement requirements under various market conditions.

(c) Credit risk
Credit risk is the risk of loss due to inability or unwillingness of a borrower, or counterparty, to fulfill its payment obligations. Worsening regional and global economic conditions, segment or industry sector challenges, or company specific factors could result in defaults or downgrades and could lead to increased provisions or impairments related to the Company's general fund invested assets.

The Company's exposure to credit risk is managed through risk management policies and procedures which include a defined credit evaluation and adjudication process, delegated credit approval authorities and established exposure limits by borrower, corporate connection, credit rating, industry and geographic region. The Company measures derivative counterparty exposure as net potential credit exposure, which takes into consideration fair values of all transactions with each counterparty, net of any collateral held, and an allowance to reflect future potential exposure. Reinsurance counterparty exposure is measured reflecting the level of ceded liabilities.

The Company also ensures where warranted, that mortgages, private placements and loans to Bank clients are secured by collateral, the nature of which depends on the credit risk of the counterparty.

Credit risk associated with derivative counterparties is discussed in note 9 (f) and credit risk associated with reinsurance counterparties is discussed in note 9 (k).

---

[1] Energy includes legacy oil and gas equity interests related to upstream and midstream assets that are in runoff, and Energy Transition private equity interests in areas supportive of the transition to lower carbon forms of energy, such as wind, solar, batteries and magnets.

(I) Credit quality

The following table presents financial instruments subject to credit exposure, without considering any collateral held or other credit enhancements, and other significant credit risk exposures from loan commitments, with allowances, presenting separately Stage 1, Stage 2, and Stage 3 credit risk profiles. For each asset type presented in the table, amortized cost and FVOCI financial instruments are presented together. Amortized cost financial instruments are shown gross of the allowance for credit losses, which is shown separately. FVOCI financial instruments are shown at fair value with the allowance for credit losses shown separately.

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Debt securities				
Investment grade	$ 198,935	$ 2,252	$ –	$ 201,187
Non-investment grade	5,367	596	–	5,963
Default	–	–	–	–
Total	204,302	2,848	–	207,150
Allowance for credit losses on assets measured at amortized cost	–	1	–	1
Net of allowance	204,302	2,847	–	207,149
Allowance for credit losses on assets measured at FVOCI	283	54	6	343
Private placements				
Investment grade	37,722	1,644	–	39,366
Non-investment grade	5,210	295	81	5,586
Total	42,932	1,939	81	44,952
Allowance for credit losses on assets measured at amortized cost	–	–	–	–
Net of allowance	42,932	1,939	81	44,952
Allowance for credit losses on assets measured at FVOCI	126	108	83	317
Commercial mortgages				
AAA	279	–	–	279
AA	6,815	–	–	6,815
A	14,259	134	–	14,393
BBB	5,513	984	–	6,497
BB	10	532	–	542
B and lower	145	71	107	323
Total	27,021	1,721	107	28,849
Allowance for credit losses on assets measured at amortized cost	1	2	–	3
Net of allowance	27,020	1,719	107	28,846
Allowance for credit losses on assets measured at FVOCI	40	42	143	225
Residential mortgages				
Performing	20,898	1,570	–	22,468
Non-performing	–	–	60	60
Total	20,898	1,570	60	22,528
Allowance for credit losses on assets measured at amortized cost	4	2	2	8
Net of allowance	20,894	1,568	58	22,520
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Loans to Bank clients				
Performing	2,387	44	–	2,431
Non-performing	–	–	8	8
Total	2,387	44	8	2,439
Allowance for credit losses on assets measured at amortized cost	2	–	1	3
Net of allowance	2,385	44	7	2,436
Allowance for credit losses on assets measured at FVOCI	–	–	–	–
Other invested assets				
Investment grade	3,791	–	–	3,791
Below investment grade	360	–	–	360
Default	–	–	–	–
Total	4,151	–	–	4,151
Allowance for credit losses on assets measured at amortized cost	1	–	–	1
Net of allowance	4,150	–	–	4,150
Allowance for credit losses on assets measured at FVOCI	16	–	–	16
Loan commitments				
Allowance for credit losses	9	1	2	12
Net of allowance, total	$ 301,683	$ 8,117	$ 253	$ 310,053

(II) Allowance for credit losses

The following table provides details on the allowance for credit losses by stage as at and for the year ended December 31, 2023 under IFRS 9.

As at December 31, 2023	Stage 1	Stage 2	Stage 3	Total
Balance, beginning of year	$ 511	$ 141	$ 72	$ 724
Net re-measurement due to transfers	4	6	(10)	–
Transfer to stage 1	12	(11)	(1)	–
Transfer to stage 2	(6)	28	(22)	–
Transfer to stage 3	(2)	(11)	13	–
Net originations, purchases and disposals	45	8	(23)	30
Repayments	–	–	–	–
Changes to risk, parameters, and models	(71)	48	233	210
Foreign exchange and other adjustments	(7)	7	(35)	(35)
Balance, end of year	$ 482	$ 210	$ 237	$ 929

The following table presents past due but not impaired and impaired financial assets as at December 31, 2022 under IAS 39.

	Past due but not impaired			
As at December 31, 2022	Less than 90 days	90 days and greater	Total	Total impaired
Debt securities[1],[2]				
FVTPL	$ 2,059	$ 71	$ 2,130	$ 9
AFS	922	–	922	–
Private placements[1]	317	152	469	229
Mortgages and loans to Bank clients	103	–	103	74
Other financial assets	36	34	70	1
Total	$ 3,437	$ 257	$ 3,694	$ 313

[1] Payments of $12 on $3,297 of financial assets past due less than 90 days were delayed.
[2] Payments of $4 on $224 of financial assets past due greater than 90 days were delayed.

(III) Significant judgements and estimates

The following table shows certain key macroeconomic variables used to estimate the ECL allowances by market. For the base case, upside and downside scenarios, the projections are provided for the next 12 months and then for the remaining forecast period, which represents a medium-term view.

		Base case scenario		Upside scenario		Downside scenario 1		Downside scenario 2	
As at December 31, 2023	Current quarter	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years	Next 12 months	Ensuing 4 years
Canada									
Gross Domestic Product (GDP), in U.S. $ billions	$ 1,448	1.6%	2.0%	3.6%	2.3%	(2.1%)	2.2%	(4.1%)	2.1%
Unemployment rate	5.8%	6.0%	5.8%	5.3%	4.9%	7.9%	7.7%	9.2%	9.3%
NYMEX Light Sweet Crude Oil (in U.S. dollars, per barrel)	$ 85.7	82.8	71.4	85.3	71.7	68.0	64.8	58.9	58.6
U.S.									
Gross Domestic Product (GDP), in U.S. $ billions	$ 22,531	1.3%	2.3%	3.6%	2.4%	(2.5%)	2.6%	(4.2%)	2.5%
Unemployment rate	3.9%	3.9%	4.0%	3.2%	3.3%	6.5%	5.8%	6.9%	7.6%
7-10 Year BBB U.S. Corporate Index	6.6%	6.5%	6.0%	6.2%	6.1%	6.0%	5.4%	6.6%	5.3%
Japan									
Gross Domestic Product (GDP), in JPY billions	¥559,492	0.4%	0.8%	2.5%	1.0%	(4.6%)	1.1%	(8.3%)	1.7%
Unemployment rate	2.7%	2.7%	2.4%	2.6%	2.2%	3.2%	3.1%	3.3%	3.7%
Hong Kong									
Unemployment rate	2.8%	2.9%	3.2%	2.6%	2.8%	4.0%	4.0%	4.4%	4.8%
Hang Seng Index	19,316	20.9%	5.1%	35.4%	4.7%	(13.6%)	11.3%	(34.1%)	14.8%
China									
Gross Domestic Product (GDP), in CNY billions	$108,251	6.0%	4.3%	9.5%	4.4%	(1.2%)	4.6%	(4.7%)	3.9%
FTSE Xinhua A200 Index	9,852	7.3%	5.0%	26.6%	3.0%	(31.4%)	11.9%	(42.0%)	13.4%

(IV) Sensitivity to changes in economic assumptions

The following table shows the ECL allowance resulting from all four macroeconomic scenarios (including the more heavily weighted best estimate baseline scenario, one upside and two downside scenarios) weighted by probability of occurrence and shows the ECL allowance resulting from only the baseline scenario.

As at	December 31, 2023
Probability-weighted ECLs	$ 929
Base ECLs	$ 659
Difference – in amount	$ 270
Difference – in percentage	29.08%

(d) Securities lending, repurchase and reverse repurchase transactions

The Company engages in securities lending to generate fee income. Collateral exceeding the market value of the loaned securities is retained by the Company until the underlying security has been returned to the Company. The market value of the loaned securities is monitored daily and additional collateral is obtained or refunded as the market value of the underlying loaned securities fluctuates. As at December 31, 2023, the Company had loaned securities (which are included in invested assets) with a market value of $626 (2022 – $723). The Company holds collateral with a current market value that exceeds the value of securities lent in all cases.

The Company engages in reverse repurchase transactions to generate fee income to take possession of securities to cover short positions in similar instruments and to meet short-term funding requirements. As at December 31, 2023 the Company had engaged in reverse repurchase transactions of $466 (2022 – $895) which are recorded as short-term receivables. In addition, the Company had engaged in repurchase transactions of $202 as at December 31, 2023 (2022 – $895) which are recorded as payables.

(e) Credit default swaps

The Company replicates exposure to specific issuers by selling credit protection via credit default swaps ("CDS") to complement its cash debt securities investing. The Company does not write CDS protection more than its government bond holdings. A CDS is a derivative instrument representing an agreement between two parties to exchange the credit risk of a single specified entity or an index based on the credit risk of a group of entities (all commonly referred to as the "reference entity" or a portfolio of "reference entities"), in return for a periodic premium. CDS contracts typically have a five-year term.

The following table presents details of the credit default swap protection sold by type of contract and external agency rating for the underlying reference security.

As at December 31, 2023	Notional amount[1]	Fair value	Weighted average maturity (in years)[2]
Single name CDS[3],[4] – Corporate debt			
AA	$ 23	$ 1	4
A	94	2	3
BBB	14	–	1
Total single name CDS	$ 131	$ 3	3
Total CDS protection sold	$ 131	$ 3	3

As at December 31, 2022	Notional amount[1]	Fair value	Weighted average maturity (in years)[2]
Single name CDS[3],[4] – Corporate debt			
AA	$ –	$ –	–
A	133	4	4
BBB	26	–	1
Total single name CDS	$ 159	$ 4	4
Total CDS protection sold	$ 159	$ 4	4

[1] Notional amounts represent the maximum future payments the Company would have to pay its counterparties assuming a default of the underlying credit and zero recovery on the underlying issuer obligations.
[2] The weighted average maturity of the CDS is weighted based on notional amounts.
[3] Ratings are based on S&P where available followed by Moody's, DBRS, and Fitch. If no rating is available from a rating agency, an internally developed rating is used.
[4] The Company held no purchased credit protection as at December 31, 2023 and December 31, 2022.

(f) Derivatives

The Company's point-in-time exposure to losses related to credit risk of a derivative counterparty is limited to the amount of any net gains that may have accrued with the particular counterparty. Gross derivative counterparty exposure is measured as the total fair value (including accrued interest) of all outstanding contracts in a gain position excluding any offsetting contracts in a loss position and the impact of collateral on hand. The Company limits the risk of credit losses from derivative counterparties by: using investment grade counterparties, entering into master netting arrangements which permit the offsetting of contracts in a loss position in the case of a counterparty default and entering into Credit Support Annex agreements whereby collateral must be provided when the exposure exceeds a certain threshold.

All contracts are held with or guaranteed by investment grade counterparties, the majority of whom are rated A- or higher. As at December 31, 2023, the percentage of the Company's derivative exposure with counterparties rated AA- or higher was 33 per cent (2022 – 36 per cent). As at December 31, 2023, the largest single counterparty exposure, without taking into consideration the impact of master netting agreements or the benefit of collateral held, was $1,357 (2022 – $1,582). The net exposure to this counterparty, after taking into consideration master netting agreements and the fair value of collateral held, was $nil (2022 – $nil).

(g) Offsetting financial assets and financial liabilities

Certain derivatives, securities lent and repurchase agreements have conditional offset rights. The Company does not offset these financial instruments in the Consolidated Statements of Financial Position, as the rights of offset are conditional.

In the case of derivatives, collateral is collected from and pledged to counterparties and clearing houses to manage credit risk exposure in accordance with Credit Support Annexes to swap agreements and clearing agreements. Under master netting agreements, the Company has a right of offset in the event of default, insolvency, bankruptcy or other early termination.

In the case of reverse repurchase and repurchase transactions, additional collateral may be collected from or pledged to counterparties to manage credit exposure according to bilateral reverse repurchase or repurchase agreements. In the event of default by a reverse purchase transaction counterparty, the Company is entitled to liquidate the collateral held to offset against the same counterparty's obligation.

The following table presents the effect of conditional master netting and similar arrangements. Similar arrangements may include global master repurchase agreements, global master securities lending agreements, and any related rights to financial collateral pledged or received.

| | | Related amounts not set off in the Consolidated Statements of Financial Position | | | |
As at December 31, 2023	Gross amounts of financial instruments[1]	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)[2]	Net amounts including financing entity[3]	Net amounts excluding financing entity
Financial assets					
Derivative assets	$ 9,044	$ (6,516)	$ (2,374)	$ 154	$ 154
Securities lending	626	–	(626)	–	–
Reverse repurchase agreements	466	(202)	(264)	–	–
Total financial assets	$ 10,136	$ (6,718)	$ (3,264)	$ 154	$ 154
Financial liabilities					
Derivative liabilities	$ (12,600)	$ 6,516	$ 5,958	$ (126)	$ (57)
Repurchase agreements	(202)	202	–	–	–
Total financial liabilities	$ (12,802)	$ 6,718	$ 5,958	$ (126)	$ (57)

| | | Related amounts not set off in the Consolidated Statements of Financial Position | | | |
As at December 31, 2022	Gross amounts of financial instruments[1]	Amounts subject to an enforceable master netting arrangement or similar agreements	Financial and cash collateral pledged (received)[2]	Net amounts including financing entity[3]	Net amounts excluding financing entity
Financial assets					
Derivative assets	$ 9,072	$ (7,170)	$ (1,687)	$ 215	$ 215
Securities lending	723	–	(723)	–	–
Reverse repurchase agreements	895	(779)	(116)	–	–
Total financial assets	$ 10,690	$ (7,949)	$ (2,526)	$ 215	$ 215
Financial liabilities					
Derivative liabilities	$ (15,151)	$ 7,170	$ 7,834	$ (147)	$ (103)
Repurchase agreements	(895)	779	116	–	–
Total financial liabilities	$ (16,046)	$ 7,949	$ 7,950	$ (147)	$ (103)

[1] Financial assets and liabilities include accrued interest of $502 and $913 respectively (2022 – $488 and $862 respectively).

[2] Financial and cash collateral exclude over-collateralization. As at December 31, 2023, the Company was over-collateralized on OTC derivative assets, OTC derivative liabilities, securities lending and reverse repurchase agreements and repurchase agreements in the amounts of $424, $1,420, $20 and $nil respectively (2022 – $507, $1,528, $63 and $nil respectively). As at December 31, 2023, collateral pledged (received) does not include collateral-in-transit on OTC instruments or initial margin on exchange traded contracts or cleared contracts.

[3] Includes derivative contracts entered between the Company and its unconsolidated financing entity. The Company does not exchange collateral on derivative contracts entered with this entity. Refer to note 18.

The Company also has certain credit linked note assets and variable surplus note liabilities which have unconditional offsetting rights. Under the netting agreements, the Company has rights of offset including in the event of the Company's default, insolvency, or bankruptcy. These financial instruments are offset in the Consolidated Statements of Financial Position.

A credit linked note is a debt instrument the term of which, in this case, is linked to a variable surplus note. A surplus note is a subordinated debt obligation that often qualifies as surplus (the U.S. statutory equivalent of equity) by some U.S. state insurance regulators. Interest payments on surplus notes are made after all other contractual payments are made. The following table presents the effect of unconditional netting.

As at December 31, 2023	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note[1]	$ 1,276	$ (1,276)	$ –
Variable surplus note	(1,276)	1,276	–

As at December 31, 2022	Gross amounts of financial instruments	Amounts subject to an enforceable netting arrangement	Net amounts of financial instruments
Credit linked note[1]	$ 1,242	$ (1,242)	$ –
Variable surplus note	(1,242)	1,242	–

[1] As at December 31, 2023 and 2022, the Company had no fixed surplus notes outstanding. Refer to note 19 (g).

(h) Risk concentrations

The Company defines enterprise-wide investment portfolio level targets and limits to ensure that portfolios are diversified across asset classes and individual investment risks. The Company monitors actual investment positions and risk exposures for concentration risk and reports its findings to the Executive Risk Committee and the Risk Committee of the Board of Directors.

As at December 31,	2023	2022
Debt securities and private placements rated as investment grade BBB or higher[1]	95%	96%
Government debt securities as a per cent of total debt securities	38%	36%
Government private placements as a per cent of total private placements	10%	10%
Highest exposure to a single non-government debt security and private placement issuer	$ 1,131	$ 1,006
Largest single issuer as a per cent of the total equity portfolio	2%	2%
Income producing commercial office properties (2023 – 37% of real estate, 2022 – 41%)	$ 4,829	$ 5,486
Largest concentration of mortgages and real estate[2] – Ontario Canada (2023 – 29%, 2022 – 27%)	$ 19,003	$ 18,343

[1] Investment grade debt securities and private placements include 38% rated A, 17% rated AA and 15% rated AAA (2022 – 39%, 17% and 14%) investments based on external ratings where available.
[2] Mortgages and real estate investments are diversified geographically and by property type.

The following table presents debt securities and private placements portfolio by sector and industry.

As at December 31,	2023		2022	
	Carrying value	% of total	Carrying value	% of total
Government and agency	$ 84,739	33	$ 77,236	31
Utilities	45,952	18	46,315	18
Financial	39,069	15	38,808	15
Consumer	31,181	12	31,556	13
Energy	15,782	6	16,314	7
Industrial	24,209	9	23,823	9
Other	16,823	7	16,909	7
Total	$ 257,755	100	$ 250,961	100

(i) Insurance risk

Insurance risk is the risk of loss due to actual experience for mortality and morbidity claims, policyholder behaviour and expenses emerging differently than assumed when a product was designed and priced. A variety of assumptions are made related to these experience factors, for reinsurance costs, and for sales levels when products are designed and priced, as well as in the determination of policy liabilities. Assumptions for future claims are generally based on both Company and industry experience, and assumptions for future policyholder behaviour and expenses are generally based on Company experience. Such assumptions require significant professional judgment, and actual experience may be materially different than the assumptions made by the Company. Claims may be impacted unexpectedly by changes in the prevalence of diseases or illnesses, medical and technology advances, widespread lifestyle changes, natural disasters, large-scale man-made disasters and acts of terrorism. Policyholder behaviour including premium payment patterns, policy renewals, lapse rates and withdrawal and surrender activity are influenced by many factors including market and general economic conditions, and the availability and relative attractiveness of other products in the marketplace. Some reinsurance rates are not guaranteed and may be changed unexpectedly. Adjustments the Company seeks to make to Non-Guaranteed elements to reflect changing experience factors may be challenged by regulatory or legal action and the Company may be unable to implement them or may face delays in implementation.

The Company manages insurance risk through global policies, standards and best practices with respect to product design, pricing, underwriting and claim adjudication, and a global underwriting manual. Each business unit establishes underwriting policies and procedures, including criteria for approval of risks and claims adjudication policies and procedures. The current global life retention limit is US$30 for individual policies (US$35 for survivorship life policies) and is shared across businesses. Lower limits are applied in some markets and jurisdictions. The Company aims to further reduce exposure to claims concentrations by applying geographical aggregate retention limits for certain covers. Enterprise-wide, the Company aims to reduce the likelihood of high aggregate claims by operating globally, insuring a wide range of unrelated risk events, and reinsuring some risk.

(j) Concentration risk

The geographic concentration of the Company's insurance and investment contract liabilities, including embedded derivatives, is shown below. The disclosure is based on the countries in which the business is written.

As at December 31, 2023	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$ 327,458	$ 260,046	$ (39,080)	$ 548,424
Asia and Other	154,536	15,171	(1,169)	168,538
Total	$ 481,994	$ 275,217	$ (40,249)	$ 716,962

As at December 31, 2022	Insurance contract liabilities	Investment contract liabilities	Reinsurance assets	Net liabilities
U.S. and Canada	$ 322,265	$ 233,460	$ (42,573)	$ 513,152
Asia and Other	142,127	14,965	(1,480)	155,612
Total	$ 464,392	$ 248,425	$ (44,053)	$ 668,764

(k) Reinsurance risk

In the normal course of business, the Company limits the amount of loss on any one policy by reinsuring certain levels of risk with other insurers. In addition, the Company accepts reinsurance from other reinsurers. Reinsurance ceded does not discharge the Company's liability as the primary insurer. Failure of reinsurers to honour their obligations could result in losses to the Company; consequently, allowances are established for amounts deemed uncollectible. To minimize losses from reinsurer insolvency, the Company monitors the concentration of credit risk both geographically and with any one reinsurer. In addition, the Company selects reinsurers with high credit ratings.

As at December 31, 2023, the Company had $40,249 (2022 – $44,053) of reinsurance assets. Of this, 91 per cent (2022 – 91 per cent) were ceded to reinsurers with Standard and Poor's ratings of A- or above. The Company's exposure to credit risk was mitigated by $22,264 fair value of collateral held as security as at December 31, 2023 (2022 – $25,247). Net exposure after considering offsetting agreements and the benefit of the fair value of collateral held was $17,984 as at December 31, 2023 (2022 – $22,465).

Note 10   Long-Term Debt

(a) Carrying value of long-term debt instruments

As at December 31,	Issue date	Maturity date	Par value	**2023**	2022
3.050% Senior notes[1],[2]	August 27, 2020	August 27, 2060	US$ 1,155	$ 1,519	$ 1,559
5.375% Senior notes[1],[3]	March 4, 2016	March 4, 2046	US$ 750	977	1,004
3.703% Senior notes[1],[4]	March 16, 2022	March 16, 2032	US$ 750	983	1,011
2.396% Senior notes[1],[5]	June 1, 2020	June 1, 2027	US$ 200	263	270
2.484% Senior notes[1],[5]	May 19, 2020	May 19, 2027	US$ 500	657	674
3.527% Senior notes[1],[3]	December 2, 2016	December 2, 2026	US$ 270	356	365
4.150% Senior notes[1],[3]	March 4, 2016	March 4, 2026	US$ 1,000	1,316	1,351
Total				$ 6,071	$ 6,234

[1] These U.S. dollar senior notes have been designated as hedges of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of these senior notes into Canadian dollars.

[2] MFC may redeem the notes in whole, but not in part, on August 27, 2025, and thereafter on every August 27 at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized to the earliest par redemption date.

[3] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 5.375% - 40 bps, 3.527% - 20 bps, and 4.150% - 35 bps. Issuance costs are amortized over the term of the debt.

[4] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to December 16, 2031, plus 25 bps, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.

[5] MFC may redeem the senior notes in whole or in part, at any time, at a redemption price equal to the greater of par and a price based on the yield of a comparable U.S. Treasury bond with a tenor approximately equal to the period, from the redemption date to two months before the respective maturity date, plus a specified number of basis points, together with accrued and unpaid interest. The specified number of basis points is as follows: 2.396% - 30 bps, and 2.484% - 30 bps. For the period from two months before the respective maturity date, MFC may redeem the senior notes, in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. Issuance costs are amortized over the term of the debt.

The cash amount of interest paid on long-term debt during the year ended December 31, 2023 was $231 (2022 – $204).

(b) Fair value measurement

Fair value of long-term debt instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures long-term debt at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2023, the fair value of long-term debt was $5,525 (2022 – $5,587). Fair value of long-term debt was determined using Level 2 valuation techniques (2022 – Level 2).

(c) Aggregate maturities of long-term debt

As at December 31,	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
2023	$ –	$ 1,672	$ 920	$ 3,479	$ 6,071
2022	–	–	2,661	3,573	6,234

Note 11   Capital Instruments

(a) Carrying value of capital instruments

As at December 31,	Issuance date	Earliest par redemption date	Maturity date	Par value		2023	2022
JHFC Subordinated notes[1],[2]	December 14, 2006	n/a	December 15, 2036	$	650	$ 647	$ 647
2.818% MFC Subordinated debentures[1],[3]	May 12, 2020	May 13, 2030	May 13, 2035	$	1,000	996	996
5.409% MFC Subordinated debentures[1],[4]	March 10, 2023	March 10, 2028	March 10, 2033	$	1,200	1,195	–
4.061% MFC Subordinated notes[1],[5],[6]	February 24, 2017	February 24, 2027	February 24, 2032	US$	750	987	1,013
2.237% MFC Subordinated debentures[1],[7]	May 12, 2020	May 12, 2025	May 12, 2030	$	1,000	999	998
3.00% MFC Subordinated notes[1],[8]	November 21, 2017	November 21, 2024	November 21, 2029	S$	500	499	504
3.049% MFC Subordinated debentures[1],[9]	August 18, 2017	August 20, 2024	August 20, 2029	$	750	750	749
7.375% JHUSA Surplus notes[10]	February 25, 1994	n/a	February 15, 2024	US$	450	594	615
3.317% MFC Subordinated debentures[1],[11]	May 9, 2018	May 9, 2023	May 9, 2028	$	600	–	600
Total						$ 6,667	$ 6,122

[1] The Company is monitoring regulatory and market developments globally with respect to the interest rate benchmark reform. The Company will take appropriate actions in due course to accomplish any necessary transitions or replacements. As at December 31, 2023, capital instruments of $647 (2022 – $647) have an interest rate referencing CDOR. In addition, capital instruments of $2,745, $987, and $499 (2022 – $3,343, $1,013, and $504, respectively) have interest rate resets in the future referencing CDOR, the US Dollar Mid-Swap rate (based on LIBOR), and the Singapore Dollar Swap Offer rate, respectively. Future rate resets for these capital instruments may rely on alternative reference rates such as the Canadian Overnight Repo Rate Average (CORRA), the alternative rate for CDOR, the Secured Overnight Financing Rate (SOFR), the alternative rate for USD LIBOR, and the Singapore Overnight Rate Average (SORA), the alternative rate for the Singapore Swap Offer Rate (SOR).

[2] Issued by Manulife Holdings (Delaware) LLC ("MHDLL"), now John Hancock Financial Corporation ("JHFC"), a wholly owned subsidiary of MFC, to Manulife Finance (Delaware) LLC ("MFLLC"), a subsidiary of Manulife Finance (Delaware) L.P. ("MFLP"). MFLP and its subsidiaries are wholly owned unconsolidated related parties of the Company. The notes bear interest at a floating rate equal to the 90-day Bankers' Acceptance rate plus 0.72%. With regulatory approval, JHFC may redeem the note, in whole or in part, at any time, at par, together with accrued and unpaid interest. Refer to note 18.

[3] After May 13, 2030, the interest rate will reset to equal 3-month CDOR plus 1.82%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after May 13, 2025, at a redemption price together with accrued and unpaid interest. If the redemption date is on or after May 13, 2025, but prior to May 13, 2030, the redemption price shall be the greater of: (i) the Canada yield price as defined in the prospectus; and (ii) par. If the redemption date is on or after May 13, 2030, the redemption price shall be equal to par.

[4] Issued by MFC during the first quarter of 2023, interest is payable semi-annually. After March 10, 2028, the interest rate will reset to equal the Daily Compounded CORRA plus 1.85%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after March 10, 2028, at a redemption price equal to par, together with accrued and unpaid interest.

[5] On the earliest par redemption date, the interest rate will reset to equal the 5-Year US Dollar Mid-Swap Rate plus 1.647%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

[6] Designated as a hedge of the Company's net investment in its U.S. operations which reduces the earnings volatility that would otherwise arise from the re-measurement of the subordinated notes into Canadian dollars.

[7] Issued by MFC, interest is payable semi-annually. After May 12, 2025, the interest rate will reset to equal 3-month CDOR plus 1.49%. With regulatory approval, MFC may redeem the debentures, in whole, or in part, on or after May 12, 2025, at a redemption price equal to par, together with accrued and unpaid interest.

[8] On the earliest par redemption date, the interest rate will reset to equal the 5-Year Singapore Dollar Swap Rate plus 0.832%. With regulatory approval, MFC may redeem the debentures, in whole, but not in part, on the earliest par redemption date and thereafter on each interest payment date, at a redemption price equal to par, together with accrued and unpaid interest.

[9] Interest is fixed for the period up to the earliest par redemption date, thereafter, the interest rate will reset to a floating rate equal to 3-month CDOR plus 1.05%. With regulatory approval, MFC may redeem the debentures, in whole or in part, on or after the earliest par redemption date, at a redemption price equal to par, together with accrued and unpaid interest.

[10] Issued by John Hancock Mutual Life Insurance Company, now John Hancock Life Insurance Company (U.S.A.). Any payment of interest or principal on the surplus notes requires prior approval from the Department of Insurance and Financial Services of the State of Michigan. The carrying value of the surplus notes reflects an unamortized fair value increment of US$1 (2022 – US$5), which arose as a result of the acquisition of John Hancock Financial Services, Inc. The amortization of the fair value adjustment is recorded in interest expense.

[11] MFC redeemed in full the 3.317% MFC Subordinated debentures at par on May 9, 2023, the earliest par redemption date.

(b) Fair value measurement

Fair value of capital instruments is determined using the following hierarchy:

Level 1 – Fair value is determined using quoted market prices where available.

Level 2 – When quoted market prices are not available, fair value is determined with reference to quoted prices of similar debt instruments or estimated using discounted cash flows based on observable market rates.

The Company measures capital instruments at amortized cost in the Consolidated Statements of Financial Position. As at December 31, 2023, the fair value of capital instruments was $6,483 (2022 – $5,737). Fair value of capital instruments was determined using Level 2 valuation techniques (2022 – Level 2).

Note 12 Equity Capital and Earnings Per Share

The authorized capital of MFC consists of:

- an unlimited number of common shares without nominal or par value; and
- an unlimited number of Class A, Class B and Class 1 preferred shares without nominal or par value, issuable in series.

(a) Preferred shares and other equity instruments

The following table presents information about the outstanding preferred shares and other equity instruments as at December 31, 2023 and December 31, 2022.

As at December 31, 2023	Issue date	Annual dividend / distribution rate[1]	Earliest redemption date[2],[3]	Number of shares (in millions)	Face amount	Net amount[4] 2023	2022
Preferred shares							
Class A preferred shares							
Series 2	February 18, 2005	4.65%	n/a	14	$ 350	$ 344	$ 344
Series 3	January 3, 2006	4.50%	n/a	12	300	294	294
Class 1 preferred shares							
Series 3[5],[6]	March 11, 2011	2.348%	June 19, 2026	7	163	160	160
Series 4[7]	June 20, 2016	floating	June 19, 2026	1	37	36	36
Series 9[5],[6]	May 24, 2012	5.978%	September 19, 2027	10	250	244	244
Series 11[5],[6],[8]	December 4, 2012	6.159%	March 19, 2028	8	200	196	196
Series 13[5],[6],[9]	June 21, 2013	6.350%	September 19, 2028	8	200	196	196
Series 15[5],[6]	February 25, 2014	3.786%	June 19, 2024	8	200	195	195
Series 17[5],[6]	August 15, 2014	3.800%	December 19, 2024	14	350	343	343
Series 19[5],[6]	December 3, 2014	3.675%	March 19, 2025	10	250	246	246
Series 25[5],[6],[10]	February 20, 2018	5.942%	June 19, 2028	10	250	245	245
Other equity instruments							
Limited recourse capital notes (LRCN)[11]							
Series 1[12]	February 19, 2021	3.375%	May 19, 2026	n/a	2,000	1,982	1,982
Series 2[12]	November 12, 2021	4.100%	February 19, 2027	n/a	1,200	1,189	1,189
Series 3[12]	June 16, 2022	7.117%	June 19, 2027	n/a	1,000	990	990
Total				102	$ 6,750	$ 6,660	$ 6,660

[1] Holders of Class A and Class 1 preferred shares are entitled to receive non-cumulative preferential cash dividends on a quarterly basis, as and when declared by the Board of Directors. Non-deferrable distributions are payable to all LRCN holders semi-annually at the Company's discretion.

[2] Redemption of all preferred shares is subject to regulatory approval. MFC may redeem each series, in whole or in part, at par, on the earliest redemption date or every five years thereafter, except for Class A Series 2, Class A Series 3 and Class 1 Series 4 preferred shares. Class A Series 2 and Series 3 preferred shares are past their respective earliest redemption date and MFC may redeem these preferred shares, in whole or in part, at par at any time, subject to regulatory approval, as noted. MFC may redeem the Class 1 Series 4 preferred shares, in whole or in part, at any time, at $25.00 per share if redeemed on June 19, 2026 (the earliest redemption date) and on June 19 every five years thereafter, or at $25.50 per share if redeemed on any other date after June 19, 2021, subject to regulatory approval, as noted.

[3] Redemption of all LRCN series is subject to regulatory approval. MFC may at its option redeem each series in whole or in part, at a redemption price equal to par, together with accrued and unpaid interest. The redemption period for Series 1 is every five years during the period from May 19 and including June 19, commencing in 2026. The redemption period for Series 2 is every five years during the period from February 19 and including March 19, commencing in 2027. After the first redemption date, the redemption period for Series 3 is every five years during the period from May 19 to and including June 19, commencing in 2032.

[4] Net of after-tax issuance costs.

[5] On the earliest redemption date and every five years thereafter, the annual dividend rate will be reset to the five-year Government of Canada bond yield plus a yield specified for each series. The specified yield for Class 1 preferred shares is: Series 3 – 1.41%, Series 9 – 2.86%, Series 11 – 2.61%, Series 13 – 2.22%, Series 15 – 2.16%, Series 17 – 2.36%, Series 19 – 2.30%, and Series 25 – 2.55%.

[6] On the earliest redemption date and every five years thereafter, Class 1 preferred shares are convertible at the option of the holder into a new series that is one number higher than their existing series, and the holders are entitled to non-cumulative preferential cash dividends, payable quarterly if and when declared by the Board of Directors, at a rate equal to the three-month Government of Canada Treasury bill yield plus the rate specified in footnote 5 above.

[7] The floating dividend rate for the Class 1 Series 4 shares equals the three-month Government of Canada Treasury bill yield plus 1.41%.

[8] MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 11 on March 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.159%, for a five-year period commencing on March 20, 2023.

[9] MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 13 on September 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 6.350%, for a five-year period commencing on September 20, 2023.

[10] MFC did not exercise its right to redeem the outstanding Class 1 Shares Series 25 on June 19, 2023, which was the earliest redemption date. The dividend rate was reset as specified in footnote 5 above to an annual fixed rate of 5.942%, for a five-year period commencing on June 20, 2023.

[11] Non-payment of distributions or principal on any LRCN series when due will result in a recourse event. The recourse of each noteholder will be limited to their proportionate amount of the Limited Recourse Trust's assets which comprise of Class 1 Series 27 preferred shares for LRCN Series 1, Class 1 Series 28 preferred shares for LRCN Series 2, and Class 1 Series 29 preferred shares for LRCN Series 3. All claims of the holders of LRCN series against MFC will be extinguished upon receipt of the corresponding trust assets. The Class 1 Series 27, Class 1 Series 28, and Class 1 Series 29 preferred shares are eliminated on consolidation while being held in the Limited Recourse Trust.

[12] The LRCN Series 1 distribute at a fixed rate of 3.375% payable semi-annually, until June 18, 2026; on June 19, 2026 and every five years thereafter until June 19, 2076, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.839%. The LRCN Series 2 distribute at a fixed rate of 4.10% payable semi-annually, until March 18, 2027; on March 19, 2027 and every five years thereafter until March 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 2.704%. The LRCN Series 3 distribute at a fixed rate of 7.117% payable semi-annually, until June 18, 2027; on June 19, 2027 and every five years thereafter until June 19, 2077, the rate will be reset at a rate equal to the five-year Government of Canada yield as defined in the prospectus, plus 3.95%.

(b) Common shares

As at December 31, 2023, there were 17 million outstanding stock options and deferred share units that entitle the holders to receive common shares or payment in cash or common shares, at the option of the holders (2022 – 21 million).

The following table presents changes in common shares issued and outstanding.

	2023		2022	
	Number of shares (in millions)	Amount	Number of shares (in millions)	Amount
For the years ended December 31,				
Balance, beginning of year	**1,865**	**$ 22,178**	1,943	$ 23,093
Repurchased for cancellation	**(63)**	**(745)**	(79)	(938)
Issued on exercise of stock options and deferred share units	**4**	**94**	1	23
Balance, end of year	**1,806**	**$ 21,527**	1,865	$ 22,178

Normal Course Issuer Bid

On February 21, 2023, the Company announced that the Toronto Stock Exchange ("TSX") approved a normal course issuer bid (the "2023 NCIB") permitting the purchase for cancellation of up to 55.7 million common shares, representing approximately 3% of its issued and outstanding common shares. Purchases under the 2023 NCIB commenced on February 23, 2023 and were completed in December 2023. As of December 31, 2023, MFC purchased for cancellation under the 2023 NCIB 55.7 million of its common shares at an average price of $25.48 per common share for a total cost of $1.4 billion.

The Company's previous NCIB (the "2022 NCIB") that was announced on February 1, 2022, expired on February 2, 2023. Under the 2022 NCIB, the Company purchased for cancellation 85.8 million of its common shares at an average price of $23.99 per share for a total cost of $2.1 billion, which represented approximately 4.4% of its issued and outstanding common shares.

During the year ended December 31, 2023, the Company purchased for cancellation 62.6 million common shares at an average price of $25.47 per common share for a total cost of $1.6 billion, including 6.9 million shares for a total cost of $0.2 billion that were purchased under the 2022 NCIB. Of this, $745 was recorded in common shares and $850 was recorded in retained earnings in the Consolidated Statements of Changes in Equity.

The Company has received approval from the OSFI to launch a NCIB (the "2024 NCIB") that permits the purchase for cancellation of up to 50 million common shares, representing approximately 2.8% of its issued and outstanding common shares, commencing in February 2024. The 2024 NCIB remains subject to the approval of the TSX.

(c) Earnings per share

The following table presents basic and diluted earnings per common share of the Company.

For the years ended December 31,	2023	2022
Basic earnings per common share	**$ 2.62**	$ (1.15)
Diluted earnings per common share	**2.61**	(1.15)

The following is a reconciliation of the denominator (number of shares) in the calculation of basic and diluted earnings per common share.

For the years ended December 31,	2023	2022
Weighted average number of common shares (in millions)	**1,834**	1,910
Dilutive stock-based awards[1] (in millions)	**4**	3
Weighted average number of diluted common shares (in millions)	**1,838**	1,913

[1] The dilutive effect of stock-based awards was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock-based awards are (i) exercised and (ii) then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of MFC common shares for the year. Excluded from the calculation was a weighted average of nil million (2022 – nil million) anti-dilutive stock-based awards.

(d) Quarterly dividend declaration subsequent to year end

On February 14, 2024, the Company's Board of Directors approved a quarterly dividend of $0.40 per share on the common shares of MFC, payable on or after March 19, 2024 to shareholders of record at the close of business on February 28, 2024.

The Board also declared dividends on the following non-cumulative preferred shares, payable on or after March 19, 2024 to shareholders of record at the close of business on February 28, 2024.

Class A Shares Series 2 – $0.29063 per share	Class 1 Shares Series 13 – $0.396875 per share
Class A Shares Series 3 – $0.28125 per share	Class 1 Shares Series 15 – $0.236625 per share
Class 1 Shares Series 3 – $0.14675 per share	Class 1 Shares Series 17 – $0.2375 per share
Class 1 Shares Series 4 – $0.402395 per share	Class 1 Shares Series 19 – $0.229688 per share
Class 1 Shares Series 9 – $0.373625 per share	Class 1 Shares Series 25 – $0.371375 per share
Class 1 Shares Series 11 – $0.384938 per share	

Note 13   Capital Management

(a) Capital management

The Company monitors and manages its consolidated capital in compliance with the Life Insurance Capital Adequacy Test ("LICAT") guideline, the capital framework issued by OSFI. Under the capital framework, the Company's consolidated capital resources, including available capital, surplus allowance, and eligible deposits, are measured against the base solvency buffer, which is the risk-based capital requirement determined in accordance with the guideline.

The Company's operating activities are primarily conducted within MLI and its subsidiaries. MLI is also regulated by OSFI and is therefore subject to consolidated risk-based capital requirements using the OSFI LICAT framework.

The Company seeks to manage its capital with the objectives of:

- Operating with sufficient capital to be able to honour all commitments to its policyholders and creditors with a high degree of confidence;

- Retaining the ongoing confidence of regulators, policyholders, rating agencies, investors and other creditors in order to ensure access to capital markets; and

- Optimizing return on capital to meet shareholders' expectations subject to constraints and considerations of adequate levels of capital established to meet the first two objectives.

Capital is managed and monitored in accordance with the Capital Management Policy. The policy is reviewed and approved by the Board of Directors annually and is integrated with the Company's risk and financial management frameworks. It establishes guidelines regarding the quantity and quality of capital, internal capital mobility, and proactive management of ongoing and future capital requirements.

The capital management framework considers the requirements of the Company as a whole as well as the needs of each of the Company's subsidiaries. Internal capital targets are set above the regulatory requirements, and consider a number of factors, including expectations of regulators and rating agencies, results of sensitivity and stress testing and the Company's own risk assessments. The Company monitors against these internal targets and initiates actions appropriate to achieving its business objectives.

Consolidated capital, whose components are based on accounting standards, is presented in the table below for MFC. For regulatory reporting purposes, under the LICAT framework, the numbers are further adjusted for various additions or deductions to capital as mandated by the guidelines used by OSFI.

Consolidated capital

As at December 31,	2023	2022
Total equity	$ 48,727	$ 48,226
Exclude AOCI gain / (loss) on cash flow hedges	26	8
Total equity excluding AOCI on cash flow hedges	48,701	48,218
Post-tax CSM	18,503	15,251
Qualifying capital instruments	6,667	6,122
Consolidated capital	$ 73,871	$ 69,591

(b) Restrictions on dividends and capital distributions

Dividends and capital distributions are restricted under the Insurance Companies Act ("ICA"). These restrictions apply to both MFC and its primary operating subsidiary MLI. The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company does not have adequate capital and adequate and appropriate forms of liquidity or the declaration or the payment of the dividend would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or of any direction made to the company by OSFI. The ICA also requires an insurance company to notify OSFI of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity or the payment would cause the company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by OSFI. These latter transactions would require the prior approval of OSFI.

The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.

Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

Note 14   Revenue from Service Contracts

The Company provides investment management services, transaction processing and administrative services and distribution and related services to proprietary and third-party investment funds, retirement plans, group benefit plans, institutional investors and other arrangements. The Company also provides real estate management services to tenants of the Company's investment properties.

The Company's service contracts generally impose single performance obligations, each consisting of a series of similar related services for each customer.

The Company's performance obligations within service arrangements are generally satisfied over time as the customer simultaneously receives and consumes the benefits of the services rendered, measured using an output method. Fees typically include variable consideration and the related revenue is recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty is subsequently resolved.

Asset based fees vary with asset values of accounts under management, subject to market conditions and investor behaviors beyond the Company's control. Transaction processing and administrative fees vary with activity volume, also beyond the Company's control. Some fees, including distribution fees, are based on account balances and transaction volumes. Fees related to account balances and transaction volumes are measured daily. Real estate management service fees include fixed portions plus recovery of variable costs of services rendered to tenants. Fees related to services provided are generally recognized as services are rendered, which is when it becomes highly probable that no significant reversal of cumulative revenue recognized will occur. The Company has determined that its service contracts have no significant financing components because fees are collected monthly. The Company has no significant contract assets or contract liabilities.

The following table presents revenue from service contracts by service lines and reporting segments as disclosed in note 20. Asia, Canada, and U.S. reporting segments are combined with Corporate and Other as a result of the implementation of IFRS 17.

For the year ended December 31, 2023	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$ 3,298	$ (412)	$ 2,886
Transaction processing, administration, and service fees	2,566	269	2,835
Distribution fees and other	842	54	896
Total included in other revenue	6,706	(89)	6,617
Revenue from non-service lines	3	126	129
Total other revenue	$ 6,709	$ 37	$ 6,746
Real estate management services included in net investment income	$ –	$ 303	$ 303

For the year ended December 31, 2022	Global WAM	Asia, Canada, U.S., and Corporate and Other	Total
Investment management and other related fees	$ 3,079	$ (315)	$ 2,764
Transaction processing, administration, and service fees	2,416	268	2,684
Distribution fees and other	910	89	999
Total included in other revenue	6,405	42	6,447
Revenue from non-service lines	(14)	(247)	(261)
Total other revenue	$ 6,391	$ (205)	$ 6,186
Real estate management services included in net investment income	$ –	$ 305	$ 305

Note 15   Stock-Based Compensation

(a) Stock options

The Company grants stock options under its Executive Stock Option Plan ("ESOP") to selected individuals. The options provide the holder the right to purchase MFC common shares at an exercise price equal to the higher of the prior day, prior five-day or prior ten-day average closing market price of the shares on the Toronto Stock Exchange on the date the options are granted. The options vest over a period not exceeding four years and expire not more than 10 years from the grant date. Effective with the 2015 grant, options may only be exercised after the fifth-year anniversary. A total of 73,600,000 common shares have been reserved for issuance under the ESOP.

Options outstanding

	2023		2022	
For the years ended December 31,	Number of options (in millions)	Weighted average exercise price	Number of options (in millions)	Weighted average exercise price
Outstanding, January 1	20	$ 22.42	21	$ 22.09
Exercised	(4)	21.02	(1)	16.15
Expired	–	22.60	–	24.63
Forfeited	–	24.27	–	23.96
Outstanding, December 31	16	$ 22.73	20	$ 22.42
Exercisable, December 31	9	$ 21.99	10	$ 20.91

	Options outstanding			Options exercisable		
For the year ended December 31, 2023	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)	Number of options (in millions)	Weighted average exercise price	Weighted average remaining contractual life (in years)
$17.59 - $20.99	3	$ 17.59	2.14	3	$ 17.59	2.14
$21.00 - $24.73	13	$ 23.79	4.49	6	$ 23.92	3.09
Total	16	$ 22.73	4.09	9	$ 21.99	2.80

No stock options were granted in 2023 or 2022.

Compensation expense related to stock options was $2 for the year ended December 31, 2023 (2022 – $5).

(b) Deferred share units

In 2000, the Company granted deferred share units ("DSUs") on a one-time basis to certain employees under the ESOP. These DSUs vest over a three-year period and each DSU entitles the holder to receive one common share on retirement or termination of employment. When dividends are paid on common shares, holders of DSUs are deemed to receive dividends at the same rate, payable in the form of additional DSUs. The number of these DSUs outstanding was 143,000 as at December 31, 2023 (2022 – 166,000).

In addition, for certain employees and pursuant to the Company's deferred compensation program, the Company grants DSUs under the Restricted Share Units ("RSUs") Plan which entitle the holder to receive payment in cash equal to the value of the same number of common shares plus credited dividends on retirement or termination of employment. In 2023, the Company granted 38,000 DSUs (2022 – 30,000) to certain employees which vest after 36 months. In 2023, 33,000 DSUs (2022 – 106,000) were granted to certain employees who elected to defer receipt of all or part of their annual bonus, these DSUs vested immediately. In 2023, 18,000 DSUs (2022 – nil) were granted to certain employees who elected to defer payment of all or part of their RSUs, these DSUs also vested immediately.

Under the Stock Plan for Non-Employee Directors, each eligible director may elect to receive his or her annual director's retainer and fees in DSUs (which vest immediately) or common shares in lieu of cash. In 2023, 117,000 DSUs (2022 – 116,000) were issued under this arrangement. Upon termination of the Board service, an eligible director who has elected to receive DSUs will be entitled to receive cash equal to the value of the DSUs accumulated in his or her account, or at his or her direction, an equivalent number of common shares. The Company is allowed to issue up to one million common shares under this plan after which awards may be settled using shares purchased in the open market.

The fair value of 206,000 DSUs issued during the year was $29.28 per unit as at December 31, 2023 (2022 – 252,000 at $24.15 per unit).

For the years ended December 31, Number of DSUs (in thousands)	2023	2022
Outstanding, January 1	2,373	2,079
Issued	206	252
Reinvested	131	126
Redeemed	(744)	(75)
Forfeitures and cancellations	(3)	(9)
Outstanding, December 31	1,963	2,373

Of the DSUs outstanding as at December 31, 2023, 143,000 (2022 – 166,000) entitle the holder to receive common shares, 913,000 (2022 – 977,000) entitle the holder to receive payment in cash and 907,000 (2022 – 1,230,000) entitle the holder to receive payment in cash or common shares, at the option of the holder.

Compensation expense related to DSUs was $9 for the year ended December 31, 2023 (2022 – $7).

The carrying and fair value of the DSUs liability as at December 31, 2023 was $62 (2022 – $53) and was included in other liabilities.

(c) Restricted share units and performance share units

For the year ended December 31, 2023, 8.5 million RSUs (2022 – 8.6 million) and 1.6 million PSUs (2022 – 1.7 million) were granted to certain eligible employees under MFC's Restricted Share Unit Plan. The fair value of the RSUs and PSUs granted during the year was $29.28 per unit as at December 31, 2023 (2022 – $24.15 per unit). Each RSU and PSU entitles the holder to receive payment equal to the market value of one common share, plus credited dividends, at the time of vesting, subject to any performance conditions.

RSUs and PSUs granted in March 2023 will vest after 36 months from their grant date and the related compensation expense is recognized over this period, unless the employee is eligible to retire at the time of grant or will be eligible to retire during the vesting period, in which case the cost is recognized at the grant date or over the period between the grant date and the date on which the employee is eligible to retire, respectively. Compensation expense related to RSUs and PSUs was $207 and $45, respectively, for the year ended December 31, 2023 (2022 – $158 and $23, respectively).

The carrying and fair value of the RSUs and PSUs liability as at December 31, 2023 was $514 (2022 – $388) and was included in other liabilities.

(d) Global share ownership plan

The Company's Global Share Ownership Plan allows qualifying employees to apply up to five per cent of their annual base earnings toward the purchase of common shares. The Company matches a percentage of the employee's eligible contributions up to a maximum amount. The Company's contributions vest immediately. All contributions are used to purchase common shares in the open market on behalf of participating employees.

Note 16   Employee Future Benefits

The Company maintains defined contribution and defined benefit pension plans and other post-employment plans for employees and agents including registered (tax-qualified) pension plans that are typically funded, as well as supplemental non-registered (non-qualified) pension plans for executives, retiree welfare plans and disability welfare plans that are typically not funded.

(a) Plan characteristics

The Company's final average pay defined benefit pension plans and retiree welfare plans are closed to new members. All employees may participate in capital accumulation plans including defined benefit cash balance plans, 401(k) plans and/or defined contribution plans, depending on the country of employment.

All pension arrangements are governed by local pension committees or management, but significant plan changes require approval from the Company's Board of Directors.

The Company's funding policy for defined benefit pension plans is to make the minimum annual contributions required by regulations in the countries in which the plans are offered. Assumptions and methods prescribed for regulatory funding purposes typically differ from those used for accounting purposes.

The Company's remaining defined benefit pension and/or retiree welfare plans are in the U.S., Canada, Japan and Taiwan (China). There are also disability welfare plans in the U.S. and Canada.

The largest defined benefit pension and retiree welfare plans are the primary plans for employees in the U.S. and Canada. These are the material plans that are discussed in the balance of this note. The Company measures its defined benefit obligations and fair value of plan assets for accounting purposes as at December 31 each year.

U.S. defined benefit pension and retiree welfare plans

The Company operates a qualified cash balance plan that is open to new members, a closed non-qualified cash balance plan, and a closed retiree welfare plan.

Actuarial valuations to determine the Company's minimum funding contributions for the qualified cash balance plan are required annually. Deficits revealed in the funding valuations must generally be funded over a period of up to seven years. It is expected that there will be no required funding for this plan in 2024. No assets are held in the non-qualified cash balance plan.

The retiree welfare plan subsidizes the cost of life insurance and medical benefits. The majority of those who retired after 1991 receive a fixed-dollar subsidy from the Company based on service. The plan was closed to all employees hired after 2004. While assets have been set aside in a qualified trust to pay future retiree welfare benefits, this funding is optional. Retiree welfare benefits offered under the plan coordinate with the U.S. Medicare program to make optimal use of available federal financial support.

The qualified pension and retiree welfare plans are governed by the U.S. Benefits Committee, while the non-qualified pension plan is governed by the U.S. Non-Qualified Plans Subcommittee.

Canadian defined benefit pension and retiree welfare plans
The Company's defined benefit plans in Canada include two registered final average pay pension plans, a non-registered supplemental final average pay pension plan and a retiree welfare plan, all of which have been closed to new members.

Actuarial valuations to determine the Company's minimum funding contributions for the registered pension plans are required at least once every three years. Deficits revealed in the funding valuation must generally be funded over a period of ten years. For 2024, the required funding for these plans is expected to be $2. No assets are held in the non-registered supplemental pension plan.

The retiree welfare plan subsidizes the cost of life insurance, medical and dental benefits. These subsidies are a fixed-dollar amount for those who retired after April 30, 2013 and have been eliminated for those who retire after 2019. No assets are held in this plan.

The registered pension plans are governed by Pension Committees, while the supplemental non-registered plan is governed by the Board of Directors. The retiree welfare plan is governed by management.

(b) Risks
In final average pay pension plans and retiree welfare plans, the Company generally bears the material risks which include interest rate, investment, longevity and health care cost inflation risks. In defined contribution plans, these risks are typically borne by the employee. In cash balance plans, the interest rate, investment and longevity risks are partially transferred to the employee.

Material sources of risk to the Company for all plans include:

• A decline in discount rates that increases the defined benefit obligations by more than the change in value of plan assets;
• Lower than expected rates of mortality; and
• For retiree welfare plans, higher than expected health care costs.

The Company has managed these risks through plan design and eligibility changes that have limited the size and growth of the defined benefit obligations. Investment risks for funded plans are managed by investing significantly in asset classes which are highly correlated with the plans' liabilities.

In the U.S., delegated committee representatives and management review the financial status of the qualified defined benefit pension plan at least monthly, and steps are taken in accordance with an established dynamic investment policy to increase the plan's allocation to asset classes which are highly correlated with the plan's liabilities and reduce investment risk as the funded status improves. As at December 31, 2023, the target asset allocation for the plan was 30% return-seeking assets and 70% liability-hedging assets (2022 – 30% and 70%).

In Canada, internal committees and management review the financial status of the registered defined benefit pension plans on at least a quarterly basis. As at December 31, 2023, the target asset allocation for the plans was 17% return-seeking assets and 83% liability-hedging assets (2022 – 20% and 80%).

There remains significant uncertainty related to the potential long-term impacts of the COVID-19 pandemic (on future mortality, etc.). The Company considers recent experience when setting the long-term assumptions. Experience related to COVID-19 will continue to be closely monitored, as well as emerging research on the long-term implications of COVID-19 on mortality, inflation and other assumptions.

(c) Pension and retiree welfare plans

The following tables present the reconciliation of defined benefit obligation and fair value of plan assets for the pension plans and retiree welfare plans.

For the years ended December 31,	Pension plans 2023	Pension plans 2022	Retiree welfare plans 2023	Retiree welfare plans 2022
Changes in defined benefit obligation:				
Opening balance	$ 3,794	$ 4,560	$ 466	$ 584
Current service cost	41	43	–	–
Past service cost - amendment	–	(6)	–	–
Interest cost	184	127	22	16
Plan participants' contributions	–	–	3	3
Actuarial losses (gains) due to:				
Experience	11	5	(10)	(13)
Demographic assumption changes	14	–	1	–
Economic assumption changes	119	(835)	16	(112)
Benefits paid	(308)	(299)	(38)	(40)
Impact of changes in foreign exchange rates	(66)	199	(10)	28
Defined benefit obligation, December 31	$ 3,789	$ 3,794	$ 450	$ 466

For the years ended December 31,	Pension plans 2023	Pension plans 2022	Retiree welfare plans 2023	Retiree welfare plans 2022
Change in plan assets:				
Fair value of plan assets, opening balance	$ 3,722	$ 4,510	$ 523	$ 587
Interest income	181	127	25	16
Return on plan assets (excluding interest income)	129	(869)	17	(91)
Employer contributions	59	59	12	11
Plan participants' contributions	–	–	3	3
Benefits paid	(308)	(299)	(38)	(40)
Administration costs	(10)	(11)	(1)	(2)
Impact of changes in foreign exchange rates	(67)	205	(15)	39
Fair value of plan assets, December 31	$ 3,706	$ 3,722	$ 526	$ 523

(d) Amounts recognized in the Consolidated Statements of Financial Position

The following table presents the deficit (surplus) and net defined benefit liability (asset) for the pension plans and retiree welfare plans.

As at December 31,	Pension plans 2023	Pension plans 2022	Retiree welfare plans 2023	Retiree welfare plans 2022
Development of net defined benefit liability				
Defined benefit obligation	$ 3,789	$ 3,794	$ 450	$ 466
Fair value of plan assets	3,706	3,722	526	523
Deficit (surplus)	83	72	(76)	(57)
Effect of asset limit[1]	41	48	–	–
Deficit (surplus) and net defined benefit liability (asset)	124	120	(76)	(57)
Deficit is comprised of:				
Funded or partially funded plans	(422)	(441)	(190)	(168)
Unfunded plans	546	561	114	111
Deficit (surplus) and net defined benefit liability (asset)	$ 124	$ 120	$ (76)	$ (57)

[1] The asset limit relates to a registered pension plan in Canada. The surplus in that plan is above the present value of economic benefits that can be derived by the Company through reductions in future contributions. For other funded pension plans in surplus position, the present value of the economic benefits available in the form of reductions in future contributions to the plans remains greater than the current surplus.

(e) Disaggregation of defined benefit obligation

The following table presents components of the defined benefit obligation between active members and inactive and retired members.

	U.S. plans Pension plans 2023	U.S. plans Pension plans 2022	U.S. plans Retiree welfare plans 2023	U.S. plans Retiree welfare plans 2022	Canadian plans Pension plans 2023	Canadian plans Pension plans 2022	Canadian plans Retiree welfare plans 2023	Canadian plans Retiree welfare plans 2022
As at December 31,								
Active members	$ 526	$ 509	$ 9	$ 11	$ 116	$ 125	$ –	$ –
Inactive and retired members	1,907	2,006	327	344	1,240	1,154	114	111
Total	$ 2,433	$ 2,515	$ 336	$ 355	$ 1,356	$ 1,279	$ 114	$ 111

(f) Fair value measurements

The following tables present major categories of plan assets and the allocation to each category.

As at December 31, 2023	U.S. plans[1] Pension plans Fair value	% of total	Retiree welfare plans Fair value	% of total	Canadian plans[2] Pension plans Fair value	% of total	Retiree welfare plans Fair value	% of total
Cash and cash equivalents	$ 28	1%	$ 25	5%	$ 15	1%	$ –	–
Public equity securities[3]	315	13%	39	7%	195	17%	–	–
Public debt securities	1,437	57%	448	85%	974	82%	–	–
Other investments[4]	741	29%	14	3%	1	0%	–	–
Total	$ 2,521	100%	$ 526	100%	$ 1,185	100%	$ –	–

As at December 31, 2022	U.S. plans[1] Pension plans Fair value	% of total	Retiree welfare plans Fair value	% of total	Canadian plans[2] Pension plans Fair value	% of total	Retiree welfare plans Fair value	% of total
Cash and cash equivalents	$ 35	1%	$ 22	4%	$ 9	1%	$ –	–
Public equity securities[3]	377	15%	41	8%	233	20%	–	–
Public debt securities	1,509	58%	445	85%	898	79%	–	–
Other investments[4]	660	26%	15	3%	1	0%	–	–
Total	$ 2,581	100%	$ 523	100%	$ 1,141	100%	$ –	–

[1] The U.S. pension and retiree welfare plan assets have daily quoted prices in active markets, except for the private debt, infrastructure, private equity, real estate, timber and agriculture assets. In the aggregate, the latter assets represent approximately 16% of all U.S. pension and retiree welfare plan assets as at December 31, 2023 (2022 – 15%).
[2] All the Canadian pension plan assets have daily quoted prices in active markets, except for the group annuity contract assets that represent approximately 0.1% of all Canadian pension plan assets as at December 31, 2023 (2022 – 0.1%).
[3] Equity securities include direct investments in MFC common shares of $1.4 (2022 – $1.2) in the U.S. retiree welfare plan.
[4] Other U.S. plan assets include investment in real estate, private debt, infrastructure, private equity, timberland and agriculture and managed futures. Other Canadian pension plan assets include investment in the group annuity contract.

(g) Net benefit cost recognized in the Consolidated Statements of Income

The following table presents components of the net benefit cost for the pension plans and retiree welfare plans.

For the years ended December 31,	Pension plans 2023	2022	Retiree welfare plans 2023	2022
Defined benefit current service cost[1]	$ 41	$ 43	$ –	$ –
Defined benefit administrative expenses	10	11	1	2
Past service cost - plan amendments and curtailments	–	(6)	–	–
Service cost	51	48	1	2
Interest on net defined benefit (asset) liability	5	2	(3)	–
Defined benefit cost	56	50	(2)	2
Defined contribution cost	93	85	–	–
Net benefit cost	$ 149	$ 135	$ (2)	$ 2

[1] There are no significant current service costs for the retiree welfare plans as they are closed and mostly frozen. The re-measurement gain or loss on these plans is due to the volatility of discount rates and investment returns.

(h) Re-measurement effects recognized in Other Comprehensive Income

The following table presents components of the re-measurement effects recognized in Other Comprehensive Income for the pension plans and retiree welfare plans.

For the years ended December 31,	Pension plans 2023	2022	Retiree welfare plans 2023	2022
Actuarial gains (losses) on defined benefit obligations due to:				
Experience	$ (11)	$ (5)	$ 10	$ 13
Demographic assumption changes	(14)	–	(1)	–
Economic assumption changes	(119)	835	(16)	112
Return on plan assets (excluding interest income)	129	(869)	17	(91)
Change in effect of asset limit (excluding interest)	10	(10)	–	–
Total re-measurement effects	$ (5)	$ (49)	$ 10	$ 34

(i) Assumptions

The following table presents key assumptions used by the Company to determine the defined benefit obligation and net benefit cost for the defined benefit pension plans and retiree welfare plans.

| | U.S. Plans | | | | Canadian Plans | | | |
| | Pension plans | | Retiree welfare plans | | Pension plans | | Retiree welfare plans | |
For the years ended December 31,	**2023**	2022	**2023**	2022	**2023**	2022	**2023**	2022
To determine the defined benefit obligation at end of year[1]:								
Discount rate	**4.8%**	5.0%	**4.8%**	5.0%	**4.6%**	5.3%	**4.7%**	5.3%
Initial health care cost trend rate[2]	**n/a**	n/a	**9.0%**	7.8%	**n/a**	n/a	**3.9%**	5.3%
To determine the defined benefit cost for the year[1]:								
Discount rate	**5.0%**	2.7%	**5.0%**	2.7%	**5.3%**	3.1%	**5.3%**	3.2%
Initial health care cost trend rate[2]	**n/a**	n/a	**7.8%**	7.0%	**n/a**	n/a	**5.3%**	5.4%

[1] Inflation and salary increase assumptions are not shown as they do not materially affect obligations and cost.

[2] The health care cost trend rate used to measure the U.S. based retiree welfare obligation was 9.0% grading to 4.8% for 2041 and years thereafter (2022 – 7.8% grading to 4.8% for 2035 and years thereafter) and to measure the net benefit cost was 7.8% grading to 4.8% for 2035 and years thereafter (2022 – 7.0% grading to 4.5% for 2032 and years thereafter). In Canada, the rate used to measure the retiree welfare obligation was 5.1% in 2023 and 3.9% in 2024, grading to 4.0% for 2029 and years thereafter (2022 – 5.3% grading to 4.8% for 2026 and years thereafter) and to measure the net benefit cost was 5.3% grading to 4.8% for 2026 and years thereafter (2022 – 5.4% grading to 4.8% for 2026 and years thereafter).

Assumptions regarding future mortality are based on published statistics and mortality tables. The following table presents current life expectancies underlying the values of the obligations in the defined benefit pension and retiree welfare plans.

As at December 31, 2023	U.S.	Canada
Life expectancy (in years) for those currently age 65		
Males	**22.2**	**24.3**
Females	**23.7**	**26.2**
Life expectancy (in years) at age 65 for those currently age 45		
Males	**23.6**	**25.3**
Females	**25.0**	**27.1**

(j) Sensitivity of assumptions on obligations

Assumptions used can have a significant effect on the obligations reported for defined benefit pension and retiree welfare plans. The following table sets out the potential impact on the obligations arising from changes in the key assumptions. Each sensitivity assumes that all other assumptions are held constant. In actuality, inter-relationships among assumptions may exist.

As at December 31, 2023	Pension plans	Retiree welfare plans
Discount rate:		
Impact of a 1% increase	**$ (274)**	**$ (38)**
Impact of a 1% decrease	**316**	**44**
Health care cost trend rate:		
Impact of a 1% increase	**n/a**	**11**
Impact of a 1% decrease	**n/a**	**(10)**
Mortality rates[1]		
Impact of a 10% decrease	**89**	**6**

[1] If the actuarial estimates of mortality are adjusted in the future to reflect unexpected decreases in mortality, the effect of a 10% decrease in mortality rates at each future age would be an increase in life expectancy at age 65 of 0.8 years for U.S. and Canadian males and females.

(k) Maturity profile

The following table presents weighted average duration (in years) of the defined benefit obligations.

| | Pension plans | | Retiree welfare plans | |
As at December 31,	**2023**	2022	**2023**	2022
U.S. plans	**8.4**	8.2	**8.2**	8.2
Canadian plans	**9.9**	10.6	**11.1**	11.1

(l) Cash flows – contributions

The following table presents total cash payments for all employee future benefits, comprised of cash contributed by the Company to funded defined benefit pension and retiree welfare plans, cash payments directly to beneficiaries in respect of unfunded pension and retiree welfare plans, and cash contributed to defined contribution pension plans.

	Pension plans		Retiree welfare plans	
For the years ended December 31,	**2023**	2022	**2023**	2022
Defined benefit plans	**$ 59**	$ 59	**$ 12**	$ 11
Defined contribution plans	**93**	85	**–**	–
Total	**$ 152**	$ 144	**$ 12**	$ 11

The Company's best estimate of expected cash payments for employee future benefits for the year ending December 31, 2024 is $61 for defined benefit pension plans, $96 for defined contribution pension plans and $13 for retiree welfare plans.

Note 17   Income Taxes

(a) Income tax expense

The following table presents income tax expenses (recoveries) recognized in the Consolidated Statements of Income.

For the years ended December 31,	**2023**	2022
Current tax		
Current year	**$ 568**	$ 1,098
Adjustments related to prior years	**(193)**	(263)
Total current tax	**375**	835
Deferred tax		
Change related to temporary differences	**489**	(1,975)
Adjustments related to prior years	**(19)**	226
Effects of change in tax rates in Canada	**–**	(245)
Total deferred tax	**470**	(1,994)
Income tax expenses (recoveries)	**$ 845**	$ (1,159)

The following table discloses income tax expenses (recoveries) recognized directly in equity.

For the years ended December 31,	**2023**	2022
Recognized in other comprehensive income		
Current income tax expenses (recoveries)	**$ 320**	$ (323)
Deferred income tax expenses (recoveries)	**(326)**	3,034
Total recognized in other comprehensive income	**$ (6)**	$ 2,711
Recognized in equity, other than other comprehensive income		
Current income tax expenses (recoveries)	**$ 5**	$ 5
Deferred income tax expenses (recoveries)	**(4)**	(8)
Total income tax recognized directly in equity	**$ 1**	$ (3)

(b) Current tax receivable and payable

As at December 31, 2023, the Company had approximately $1,056 of current tax recoverable included in other assets (2022 – $1,135) and a current tax payable of $147 included in other liabilities (2022 – $195).

(c) Tax reconciliation

The effective income tax rate reflected in the Consolidated Statements of Income varies from the Canadian tax rate of 27.80 percent for the year ended December 31, 2023 (2022 – 27.50 percent) for the items outlined in the following table. The Canadian tax rate became substantively enacted in December 2022 with an effective date of April 7, 2022.

For the years ended December 31,	**2023**	2022
Net income (loss) before income taxes	**$ 6,452**	$ (3,138)
Income tax expenses (recoveries) at Canadian statutory tax rate	**$ 1,794**	$ (863)
Increase (decrease) in income taxes due to:		
Tax-exempt investment income	**(199)**	(206)
Differences in tax rate on income not subject to tax in Canada	**(770)**	118
Adjustments to taxes related to prior years	**(212)**	(37)
Tax losses and temporary differences not recognized as deferred taxes	**(38)**	78
Tax rate change in Canada	**–**	(245)
Other differences	**270**	(4)
Income tax expenses (recoveries)	**$ 845**	$ (1,159)

(d) Deferred tax assets and liabilities

The following table presents the Company's deferred tax assets and liabilities reflected on the Consolidated Statements of Financial Position.

As at December 31,	2023	2022
Deferred tax assets	$ 6,739	$ 6,708
Deferred tax liabilities	(1,697)	(1,536)
Net deferred tax assets (liabilities)	$ 5,042	$ 5,172

The following table presents movement of deferred tax assets and liabilities.

For the year ended December 31,	Balance, January 1, 2023	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2023
Loss carryforwards	$ 701	$ –	$ (18)	$ –	$ (8)	$ (5)	$ 670
Actuarial liabilities	4,507	–	188	1,198	–	(80)	5,813
Pensions and post-employment benefits	142	–	4	26	–	(1)	171
Tax credits	109	–	15	–	–	(2)	122
Accrued interest	1	–	–	–	–	–	1
Real estate	(1,317)	–	168	–	–	14	(1,135)
Lease liability	47	–	(7)	–	–	(2)	38
Right of use asset and sublease receivable	(41)	–	7	–	–	–	(34)
Securities and other investments	1,560	–	(293)	(1,245)	2	62	86
Sale of investments	(30)	–	12	–	–	–	(18)
Goodwill and intangible assets	(828)	–	(12)	–	–	18	(822)
Other	321	–	(534)	347	10	6	150
Total	$ 5,172	$ –	$ (470)	$ 326	$ 4	$ 10	$ 5,042

For the year ended December 31,	Balance, January 1, 2022	Disposals	Recognized in income	Recognized in other comprehensive income	Recognized in equity	Translation and other	Balance, December 31, 2022
Loss carryforwards	$ 517	$ –	$ 184	$ –	$ –	$ –	$ 701
Actuarial liabilities	13,731	–	2,334	(12,005)	11	436	4,507
Pensions and post-employment benefits	161	–	(2)	(17)	–	–	142
Tax credits	46	–	63	–	–	–	109
Accrued interest	1	–	–	–	–	–	1
Real estate	(1,287)	–	10	(1)	–	(39)	(1,317)
Lease liability	26	–	17	–	3	1	47
Right of use asset and sublease receivable	(22)	–	(18)	–	(2)	1	(41)
Securities and other investments	(6,484)	–	(702)	8,984	(10)	(228)	1,560
Sale of investments	(40)	–	10	–	–	–	(30)
Goodwill and intangible assets	(804)	–	(6)	–	–	(18)	(828)
Other	209	–	104	5	6	(3)	321
Total	$ 6,054	$ –	$ 1,994	$ (3,034)	$ 8	$ 150	$ 5,172

The total deferred tax assets as at December 31, 2023 of $6,739 (2022 – $6,708) includes $6,136 relating to 2023 where the Company has suffered losses in either the current or preceding year and where the recognition is dependent on future taxable profits in the relevant jurisdictions and feasible management actions.

As at December 31, 2023, tax loss carryforwards available were approximately $3,549 (2022 – $3,902), of which $3,300 expire between the years 2025 and 2043 while $249 have no expiry date, and capital loss carryforwards available were approximately $5 (2022 – $1) and have no expiry date. A $670 (2022 – $701) tax benefit related to these tax loss carryforwards has been recognized as a deferred tax asset as at December 31, 2023, and a benefit of $222 (2022 – $211) has not been recognized. The Company has approximately $282 (2022 – $273) of tax credit carryforwards which will expire between the years 2026 and 2043 of which a benefit of $160 (2022 – $164) has not been recognized. In addition, the Company has not recognized a deferred tax asset of $1,171 (2022 – $663) on other temporary differences of $5,333 (2022 – $2,523).

The total deferred tax liability as at December 31, 2023 was $1,697 (2022 – $1,536). This amount includes the deferred tax liability of consolidated entities. The aggregate amount of taxable temporary differences associated with the Company's own investments in subsidiaries is not included in the Consolidated Financial Statements and was $10,908 (2022 – $11,439).

Note 18   Interests in Structured Entities

The Company is involved with both consolidated and unconsolidated structured entities ("SEs") which are established to generate investment and fee income. The Company is also involved with SEs that are used to facilitate financing for the Company. These entities may have some or all the following features: control is not readily identified based on voting rights; restricted activities designed to achieve a narrow objective; high amount of leverage; and/or highly structured capital.

The Company only discloses its involvement in significant consolidated and unconsolidated SEs. In assessing the significance, the Company considers the nature of its involvement with the SE, including whether it is sponsored by the Company (i.e., initially organized and managed by the Company). Other factors considered include the Company's investment in the SE as compared to total investments, its returns from the SE as compared to total net investment income, the SE's size as compared to total funds under management, and its exposure to any other risks from its involvement with the SE.

The Company does not provide financial or other support to its SEs, when it does not have a contractual obligation to do so.

(a) Consolidated SEs

(I) Investment SEs
The Company acts as an investment manager of timberlands and timber companies. The Company's general fund and segregated funds invest in many of these companies. The Company has control over one timberland company which it manages, Hancock Victoria Plantations Holdings PTY Limited ("HVPH"). HVPH is a SE primarily because the Company's employees exercise voting rights over it on behalf of other investors. As at December 31, 2023, the Company's consolidated timber assets relating to HVPH were $1,236 (2022 – $1,264). The Company does not provide guarantees to other parties against the risk of loss from HVPH.

(II) Financing SEs
The Company securitizes certain HELOC collateralized by residential property. This activity is facilitated by consolidated entities that are SEs because their operations are limited to issuing and servicing the Company's funding. Further information regarding the Company's mortgage securitization program is included in note 4.

(b) Unconsolidated SEs

Investment SEs
The following table presents the Company's investments and maximum exposure to loss from significant unconsolidated investment SEs, some of which are sponsored by the Company. The Company does not provide guarantees to other parties against the risk of loss from these SEs.

As at December 31,	Company's investment[1] 2023	Company's investment[1] 2022	Company's maximum exposure to loss[2] 2023	Company's maximum exposure to loss[2] 2022
Leveraged leases[3]	$ 3,790	$ 3,840	$ 3,790	$ 3,840
Infrastructure companies[4]	2,468	2,156	3,035	2,704
Timberland companies[5]	811	816	811	816
Real estate companies[6]	676	465	676	465
Total	$ 7,745	$ 7,277	$ 8,312	$ 7,825

[1] The Company's investments in these unconsolidated SEs are included in invested assets and the Company's returns from them are included in net investment income and OCI.
[2] The Company's maximum exposure to loss from each SE is limited to amounts invested in each, plus unfunded capital commitments, if any. The Company's investment commitments are disclosed in note 19. The maximum loss is expected to occur only upon the entity's bankruptcy/liquidation.
[3] These entities are statutory business trusts which use capital provided by the Company and senior debt provided by other parties to finance the acquisition of assets. These assets are leased to third-party lessees under long-term leases. The Company owns equity capital in these business trusts. The Company does not consolidate any of the trusts that are party to the lease arrangements because the Company does not have decision-making power over them.
[4] These entities invest in infrastructure assets. The Company invests in their equity. The Company's returns include investment income, investment management fees, and performance fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.
[5] These entities own and operate timberlands. The Company invests in their equity and debt. The Company's returns include investment income, investment advisory fees, forestry management fees and performance advisory fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.
[6] These entities, which include the Manulife U.S. REIT, own and manage commercial real estate. The Company invests in their equity. The Company's returns include investment income, investment management fees, property management fees, acquisition/disposition fees and leasing fees. The Company does not control these entities because it either does not have the power to govern their financial and operating policies or does not have significant variable returns from them, or both.

Financing SEs

The Company's interests in and maximum exposure to loss from significant unconsolidated financing SEs are as follows.

As at December 31,	Company's interests[1]	
	2023	2022
Manulife Finance (Delaware), L.P.[2]	**$ 709**	$ 691
Total	**$ 709**	$ 691

[1] The Company's interests include amounts borrowed from the SE; the Company's investment in its equity and subordinated capital; and foreign currency and interest rate swaps with it.

[2] This entity is a wholly owned partnership used to facilitate the Company's financing. Refer to notes 11 and 19.

(I) Other invested assets

The Company has investment relationships with a variety of other entities, which result from its direct investment in their debt and/or equity and which have been assessed for control. These other entities' investments include but are not limited to investments in power and infrastructure, energy, private equity, real estate and agriculture, organized as limited partnerships and limited liability companies. Most of these other entities are not sponsored by the Company. The Company's involvement with these other entities is not individually significant. As such, the Company neither provides summary financial data for these entities nor individually assesses whether they are SEs. The Company's maximum exposure to losses because of its involvement with these other entities is limited to its investment in them and amounts committed to be invested but not yet funded. The Company records its income from these entities in net investment income and AOCI. The Company does not provide guarantees to other parties against the risk of loss from these other entities.

(II) Interest in securitized assets

The Company invests in mortgage/asset-backed securities issued by securitization vehicles sponsored by other parties, including private issuers and government sponsored issuers, to generate investment income. The Company does not own a controlling financial interest in any of the issuers. These securitization vehicles are SEs based on their narrow scope of activities and highly leveraged capital structures. Investments in mortgage/asset-backed securities are reported on the Consolidated Statements of Financial Position as debt securities and private placements, and their fair value and carrying value are disclosed in note 4. The Company's maximum loss from these investments is limited to amounts invested.

Commercial mortgage-backed securities ("CMBS") are secured by commercial mortgages and residential mortgage backed securities ("RMBS") are secured by residential mortgages. Asset-backed securities ("ABS") may be secured by various underlying assets including credit card receivables, automobile loans and aviation leases. The mortgage/asset-backed securities that the Company invests in primarily originate in North America.

The following table presents investments in securitized holdings by the type and asset quality.

	2023				2022
As at December 31,	CMBS	RMBS	ABS	Total	Total
AAA	**$ 425**	**$ 4**	**$ 946**	**$ 1,375**	$ 1,770
AA	**–**	**–**	**227**	**227**	9
A	**–**	**3**	**435**	**438**	574
BBB	**–**	**–**	**107**	**107**	219
BB and below	**–**	**–**	**7**	**7**	3
Total exposure	**$ 425**	**$ 7**	**$ 1,722**	**$ 2,154**	$ 2,575

(III) Mutual funds

The Company sponsors and may invest in a range of public mutual funds with a broad range of investment styles. As sponsor, the Company organizes mutual funds that implement investment strategies on behalf of current and future investors. The Company earns fees which are at market rates for providing advisory and administrative services to these mutual funds. Generally, the Company does not control its sponsored mutual funds because either the Company does not have power to govern their financial and operating policies, or its returns in the form of fees and ownership interests are not significant, or both. Certain mutual funds are SEs because their decision-making rights are not vested in voting equity interests and their investors are provided with redemption rights.

The Company's relationships with these mutual funds are not individually significant. As such, the Company neither provides summary financial data for these mutual funds nor individually assesses whether they are SEs. The Company's interest in mutual funds is limited to its investment and fees earned, if any. The Company's investments in mutual funds are recorded as part of its investment in public equities within the Consolidated Statements of Financial Position. For information regarding the Company's invested assets, refer to note 4. The Company does not provide guarantees to other parties against the risk of loss from these mutual funds.

As sponsor, the Company's investment in ("seed") startup capital of mutual funds as at December 31, 2023 was $1,319 (2022 – $1,296). The Company's retail mutual fund assets under management as at December 31, 2023 were $277,365 (2022 – $258,273).

Note 19   Commitments and Contingencies

(a) Legal proceedings
The Company is regularly involved in legal actions, both as a defendant and as a plaintiff. The legal actions where the Company is a party ordinarily relate to its activities as a provider of insurance protection or wealth management products, reinsurance, or in its capacity as an investment adviser, employer, or taxpayer. Other life insurers and asset managers, operating in the jurisdictions in which the Company does business, have been subject to a wide variety of other types of actions, some of which resulted in substantial judgments or settlements against the defendants; it is possible that the Company may become involved in similar actions in the future. In addition, government and regulatory bodies in Canada, the United States, Asia and other jurisdictions where the Company conducts business regularly make inquiries and, from time to time, require the production of information or conduct examinations concerning the Company's compliance with, among other things, insurance laws, securities laws, and laws governing the activities of broker-dealers.

In June 2018, a class action was initiated against the Company in the U.S. District Court for the Southern District of New York on behalf of owners of Performance Universal Life ("Perf UL") policies issued between 2003 and 2010 whose policies were subject to a Cost of Insurance ("COI") increase announced in 2018.

In addition to the class action, twelve individual lawsuits opposing the Perf UL COI increases were filed; nine in federal court and three in state court. The Company has now resolved litigation with respect to 100% of the filed lawsuits, which represents 84% of the total face amount of policies in the COI-increase block. Litigation remains possible with the final approximately 16% of the total face amount of the COI-increase block.

Subsequent to the resolution of the Perf UL COI-increase lawsuits, in September 2023 an unrelated lawsuit was initiated against the Company in the U.S. District Court of the Southern District of New York as a putative class action on behalf of all current and former owners of universal life insurance policies issued by the Company "that state that cost of insurance rates will be based on future expectations that include taxes." The Plaintiff's theory is that the Company impermissibly failed to decrease the COI rates charged to these policy owners after the implementation of the Tax Cuts and Jobs Act of 2018. It is too early in the litigation to offer any reliable opinion about the scope of the class policies that may be at issue or the likely outcome.

(b) Investment commitments
In the normal course of business, various investment commitments are outstanding which are not reflected in the Consolidated Financial Statements. There were $15,117 (2022 – $14,193) of outstanding investment commitments as at December 31, 2023, of which $781 (2022 – $1,095) mature in 30 days, $4,627 (2022 – $3,359) mature in 31 to 365 days and $9,709 (2022 – $9,739) mature after one year.

(c) Letters of credit
In the normal course of business, third-party relationship banks issue letters of credit on the Company's behalf. The Company's businesses utilize letters of credit for which third parties are the beneficiaries, as well as for affiliate reinsurance transactions between its subsidiaries. As at December 31, 2023, letters of credit for which third parties are beneficiaries, in the amount of $466 (2022 – $215), were outstanding.

(d) Guarantees

(I) Guarantees regarding Manulife Finance (Delaware), L.P. ("MFLP")
MFC has guaranteed the payment of amounts on the $650 subordinated debentures due on December 15, 2041 issued by MFLP, a wholly owned unconsolidated financing entity.

The following tables present certain condensed consolidated financial information for MFC and MFLP.

Condensed Consolidated Statements of Income Information

For the year ended December 31, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$ –	$ 3,977	$ –	$ 3,977	$ –
Investment result	638	3,646	(1,326)	2,958	51
Other revenue	14	6,736	(4)	6,746	(7)
Net income (loss) attributed to shareholders and other equity holders	5,103	4,785	(4,785)	5,103	1

For the year ended December 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Insurance service result	$ –	$ 3,160	$ –	$ 3,160	$ –
Investment result	554	(5,823)	(1,100)	(6,369)	49
Other revenue	(36)	6,225	(3)	6,186	15
Net income (loss) attributed to shareholders and other equity holders	(1,933)	(2,156)	2,156	(1,933)	21

Condensed Consolidated Statements of Financial Position

As at December 31, 2023	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$ 86	$ 417,124	$ –	$ 417,210	$ 9
Insurance contract assets	–	145	–	145	–
Reinsurance contract held assets	–	42,651	–	42,651	–
Total other assets	59,023	42,411	(63,410)	38,024	969
Segregated funds net assets	–	377,544	–	377,544	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	367,996	–	367,996	–
Reinsurance contract held liabilities	–	2,831	–	2,831	–
Investment contract liabilities	–	11,816	–	11,816	–
Total other liabilities	12,070	55,129	(539)	66,660	718
Insurance contract liabilities for account of segregated fund holders	–	114,143	–	114,143	–
Investment contract liabilities for account of segregated fund holders	–	263,401	–	263,401	–

As at December 31, 2022	MFC (Guarantor)	Other subsidiaries on a combined basis	Consolidation adjustments	Total consolidated amounts	MFLP
Invested assets	$ 63	$ 400,079	$ –	$ 400,142	$ 21
Insurance contract assets	–	673	–	673	–
Reinsurance contract held assets	–	45,871	–	45,871	–
Total other assets	58,357	42,751	(62,667)	38,441	950
Segregated funds net assets	–	348,562	–	348,562	–
Insurance contract liabilities, excluding those for account of segregated fund holders	–	354,849	–	354,849	–
Reinsurance contract held liabilities	–	2,391	–	2,391	–
Investment contract liabilities	–	10,079	–	10,079	–
Total other liabilities	11,544	58,482	(444)	69,582	712
Insurance contract liabilities for account of segregated fund holders	–	110,216	–	110,216	–
Investment contract liabilities for account of segregated fund holders	–	238,346	–	238,346	–

(II) Guarantees regarding John Hancock Life Insurance Company (U.S.A.) ("JHUSA")
Details of guarantees regarding certain securities issued or to be issued by JHUSA are outlined in note 24.

(e) Pledged assets
In the normal course of business, the Company pledges its assets in respect of liabilities incurred, strictly for providing collateral to the counterparty. In the event of the Company's default, the counterparty is entitled to apply the collateral to settle the liability. The pledged assets are returned to the Company if the underlying transaction is terminated or, in the case of derivatives, if there is a decrease in the net exposure due to market value changes.

The amounts pledged are as follows.

As at December 31,	2023 Debt securities	2023 Other	2022 Debt securities	2022 Other
In respect of:				
Derivatives	$ 10,431	$ 26	$ 11,944	$ 23
Secured borrowings	–	2,220	–	2,241
Regulatory requirements	307	74	320	77
Repurchase agreements	201	–	886	–
Non-registered retirement plans in trust	–	298	–	326
Other	–	283	–	404
Total	$ 10,939	$ 2,901	$ 13,150	$ 3,071

(f) Participating business
In some markets where the Company maintains participating accounts, there are regulatory restrictions on the amounts of profit that can be transferred to shareholders. Where applicable, these restrictions generally take the form of a fixed percentage of policyholder dividends. For participating businesses operating as separate "closed blocks", transfers are governed by the terms of MLI's and John Hancock Mutual Life Insurance Company's plans of demutualization.

(g) Fixed surplus notes
A third party contractually provides standby financing arrangements for the Company's U.S. operations under which, in certain circumstances, funds may be provided in exchange for the issuance of fixed surplus notes. As at December 31, 2023 and 2022, the Company had no fixed surplus notes outstanding.

Note 20   Segmented Information

The Company's reporting segments are Asia, Canada, U.S., Global WAM and Corporate and Other. Each reporting segment is responsible for managing its operating results, developing products, defining strategies for services and distribution based on the profile and needs of its business and market. The Company's significant product and service offerings by the reporting segments are mentioned below.

Wealth and asset management businesses (Global WAM) – branded as Manulife Investment Management, provides investment advice and innovative solutions to retirement, retail, and institutional clients. Products and services are distributed through multiple distribution channels, including agents and brokers affiliated with the Company, independent securities brokerage firms and financial advisors pension plan consultants and banks.

Insurance and annuity products (Asia, Canada and U.S.) – include a variety of individual life insurance, individual and group long-term care insurance and guaranteed and partially guaranteed annuity products. Products are distributed through multiple distribution channels, including insurance agents, brokers, banks, financial planners and direct marketing. Manulife Bank of Canada offers a variety of deposit and credit products to Canadian customers.

Corporate and Other segment – comprised of investment performance of assets backing capital, net of amounts allocated to operating segments; costs incurred by the corporate office related to shareholder activities (not allocated to the operating segments); financing costs; Property and Casualty Reinsurance Business; and run-off reinsurance operations including variable annuities and accident and health. In addition, consolidations and eliminations of transactions between operating segments are also included.

Effective January 1, 2023, the Company has made a number of changes to the composition of reporting segments to better align its financial reporting with its business strategy and operations. The Company's International High Net Worth business was reclassified from the U.S. segment to the Asia segment to reflect the contributions of the Company's Bermuda operations alongside the high net worth business that is reported in the Company's Singapore and Hong Kong operations. The Company's investment in the startup capital of segregated and mutual funds and investment-related revenue and expense were reclassified from the Corporate and Other segment to the Global WAM segment to more closely align with Global WAM's management practices. Refinements were made to the allocations of corporate overhead and interest on surplus among segments. Prior period comparative information has been restated to reflect the changes in segment reporting.

(a) Reporting segments
The following tables present results by reporting segments.

For the year ended December 31, 2023	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result						
Life, health and property and casualty insurance	$ 2,070	$ 995	$ 526	$ –	$ 236	$ 3,827
Annuities and pensions	(129)	198	81	–	–	150
Total insurance service result	1,941	1,193	607	–	236	3,977
Net investment income (loss)	7,057	5,048	5,236	(771)	1,451	18,021
Insurance finance income (expenses)						
Life, health and property and casualty insurance	(4,970)	(3,288)	(4,815)	–	723	(12,350)
Annuities and pensions	(1,466)	(27)	(51)	–	–	(1,544)
Total insurance finance income (expenses)	(6,436)	(3,315)	(4,866)	–	723	(13,894)
Reinsurance finance income (expenses)						
Life, health and property and casualty insurance	(106)	58	385	–	(697)	(360)
Annuities and pensions	1	(1)	(374)	–	–	(374)
Total reinsurance finance income (expenses)	(105)	57	11	–	(697)	(734)
Decrease (increase) in investment contract liabilities	(38)	(73)	(148)	(175)	(1)	(435)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	478	1,717	233	(946)	1,476	2,958
Other revenue	67	272	79	6,709	(381)	6,746
Other expenses	(231)	(569)	(153)	(4,252)	(470)	(5,675)
Interest expenses	(11)	(1,004)	(15)	(14)	(510)	(1,554)
Net income (loss) before income taxes	2,244	1,609	751	1,497	351	6,452
Income tax recoveries (expenses)	(440)	(373)	(112)	(198)	278	(845)
Net income (loss)	1,804	1,236	639	1,299	629	5,607
Less net income (loss) attributed to:						
Non-controlling interests	141	–	–	2	1	144
Participating policyholders	315	45	–	–	–	360
Net income (loss) attributed to shareholders and other equity holders	$ 1,348	$ 1,191	$ 639	$ 1,297	$ 628	$ 5,103
Total assets	$ 177,623	$ 157,111	$ 244,659	$ 257,764	$ 38,417	$ 875,574

For the year ended December 31, 2022	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Insurance service result						
Life, health and property and casualty insurance	$ 1,718	$ 928	$ 361	$ –	$ (117)	$ 2,890
Annuities and pensions	(164)	262	172	–	–	270
Total insurance service result	1,554	1,190	533	–	(117)	3,160
Net investment income (loss)	1,417	(930)	911	(1,082)	21	337
Insurance finance income (expenses)						
Life, health and property and casualty insurance	608	(723)	(5,058)	–	122	(5,051)
Annuities and pensions	(2,261)	504	191	1	–	(1,565)
Total insurance finance income (expenses)	(1,653)	(219)	(4,867)	1	122	(6,616)
Reinsurance finance income (expenses)						
Life, health and property and casualty insurance	(61)	(100)	994	–	(167)	666
Annuities and pensions	(3)	(2)	(352)	–	–	(357)
Total reinsurance finance income (expenses)	(64)	(102)	642	–	(167)	309
Decrease (increase) in investment contract liabilities	(70)	(49)	(179)	(119)	18	(399)
Net segregated fund investment result	–	–	–	–	–	–
Total investment result	(370)	(1,300)	(3,493)	(1,200)	(6)	(6,369)
Other revenue	56	262	101	6,391	(624)	6,186
Other expenses	(318)	(573)	(136)	(3,893)	(144)	(5,064)
Interest expenses	(12)	(548)	(16)	(7)	(468)	(1,051)
Net income (loss) before income taxes	910	(969)	(3,011)	1,291	(1,359)	(3,138)
Income tax recoveries (expenses)	(318)	510	695	(170)	442	1,159
Net income (loss)	592	(459)	(2,316)	1,121	(917)	(1,979)
Less net income (loss) attributed to:						
Non-controlling interests	120	–	–	–	1	121
Participating policyholders	(211)	44	–	–	–	(167)
Net income (loss) attributed to shareholders and other equity holders	$ 683	$ (503)	$ (2,316)	$ 1,121	$ (918)	$ (1,933)
Total assets	$ 164,605	$ 151,761	$ 244,904	$ 231,433	$ 40,986	$ 833,689

(b) Geographical location

The results of the Company's reporting segments differ from its results by geographical location primarily due to the allocation of Global WAM and Corporate and Other segments into the geographical location to which its businesses relate.

The following tables present results by geographical location.

For the year ended December 31, 2023	Asia	Canada	U.S.	Other	Total
Insurance service result					
Life, health and property and casualty insurance	$ 2,087	$ 981	$ 511	$ 248	$ 3,827
Annuities and pensions	(128)	198	80	–	150
Total insurance service result	1,959	1,179	591	248	3,977
Net investment income (loss)	7,259	5,724	4,975	63	18,021
Insurance finance income (expenses)					
Life, health and property and casualty insurance	(4,971)	(2,606)	(4,793)	20	(12,350)
Annuities and pensions	(1,466)	(27)	(51)	–	(1,544)
Total insurance finance income (expenses)	(6,437)	(2,633)	(4,844)	20	(13,894)
Reinsurance finance income (expenses)					
Life, health and property and casualty insurance	(121)	(623)	384	–	(360)
Annuities and pensions	1	(1)	(374)	–	(374)
Total reinsurance finance income (expenses)	(120)	(624)	10	–	(734)
Decrease (increase) in investment contract liabilities	(220)	(130)	(79)	(6)	(435)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$ 482	$ 2,337	$ 62	$ 77	$ 2,958
Other revenue	$ 1,332	$ 2,147	$ 3,239	$ 28	$ 6,746

For the year ended December 31, 2022	Asia	Canada	U.S.	Other	Total
Insurance service result					
Life, health and property and casualty insurance	$ 1,873	$ 909	$ 208	$ (100)	$ 2,890
Annuities and pensions	(164)	262	172	–	270
Total insurance service result	1,709	1,171	380	(100)	3,160
Net investment income (loss)	1,264	(1,061)	(189)	323	337
Insurance finance income (expenses)					
Life, health and property and casualty insurance	607	(578)	(5,088)	8	(5,051)
Annuities and pensions	(2,261)	504	192	–	(1,565)
Total insurance finance income (expenses)	(1,654)	(74)	(4,896)	8	(6,616)
Reinsurance finance income (expenses)					
Life, health and property and casualty insurance	(74)	(254)	994	–	666
Annuities and pensions	(3)	(2)	(352)	–	(357)
Total reinsurance finance income (expenses)	(77)	(256)	642	–	309
Decrease (increase) in investment contract liabilities	(126)	(79)	(194)	–	(399)
Net segregated fund investment result	–	–	–	–	–
Total investment result	$ (593)	$ (1,470)	$ (4,637)	$ 331	$ (6,369)
Other revenue	$ 1,294	$ 2,044	$ 2,907	$ (59)	$ 6,186

Note 21   Related Parties

The Company enters into transactions with related parties in the normal course of business and at terms that would exist in arm's-length transactions.

(a) Transactions with certain related parties
Transactions with MFLP, a wholly owned unconsolidated partnership, are described in notes 11, 18 and 19.

(b) Compensation of key management personnel
The Company's key management personnel are those personnel who have the authority and responsibility for planning, directing and controlling the activities of the Company. Directors (both executive and non-executive) and senior management are considered key management personnel. A summary of compensation of key management personnel is as follows.

For the years ended December 31,	**2023**	2022
Short-term employee benefits	$ **83**	$ 73
Post-employment benefits	**6**	6
Share-based payments	**73**	73
Termination benefits	**3**	–
Other long-term benefits	**3**	3
Total	$ **168**	$ 155

Note 22   Subsidiaries

The following is a list of Manulife's directly and indirectly held major operating subsidiaries.

As at December 31, 2023 (100% owned unless otherwise noted in brackets beside company name)	Equity interest	Address	Description
The Manufacturers Life Insurance Company	**$ 58,655**	Toronto, Canada	A leading financial services group with principal operations in Asia, Canada and the United States that offers a diverse range of financial protection products and wealth management services
Manulife Holdings (Alberta) Limited	$ 18,489	Calgary, Canada	Holding company
John Hancock Financial Corporation		Boston, U.S.A.	Holding company
The Manufacturers Investment Corporation		Boston, U.S.A.	Holding company
John Hancock Reassurance Company Ltd.		Boston, U.S.A.	Captive insurance subsidiary that provides life, annuity and long-term care reinsurance to affiliates
John Hancock Life Insurance Company (U.S.A.)		Boston, U.S.A.	U.S. life insurance company licensed in all states, except New York
John Hancock Subsidiaries LLC		Boston, U.S.A.	Holding company
John Hancock Financial Network, Inc.		Boston, U.S.A.	Financial services distribution organization
John Hancock Investment Management LLC		Boston, U.S.A.	Investment advisor
John Hancock Investment Management Distributors LLC		Boston, U.S.A.	Broker-dealer
Manulife Investment Management (US) LLC		Boston, U.S.A.	Investment advisor
Manulife Investment Management Timberland and Agriculture Inc.		Boston, U.S.A.	Manager of globally diversified timberland and agricultural portfolios
John Hancock Life Insurance Company of New York		New York, U.S.A.	U.S. life insurance company licensed in New York
John Hancock Variable Trust Advisers LLC		Boston, U.S.A.	Investment advisor for open-end mutual funds
John Hancock Life & Health Insurance Company		Boston, U.S.A.	U.S. life insurance company licensed in all states
John Hancock Distributors LLC		Boston, U.S.A.	Broker-dealer
John Hancock Insurance Agency, Inc.		Boston, U.S.A.	Insurance agency
Manulife Reinsurance Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Reinsurance (Bermuda) Limited		Hamilton, Bermuda	Provides life and financial reinsurance to affiliates
Manulife Bank of Canada	$ 1,793	Waterloo, Canada	Provides integrated banking products and service options not available from an insurance company
Manulife Investment Management Holdings (Canada) Inc.	$ 1,318	Toronto, Canada	Holding company
Manulife Investment Management Limited		Toronto, Canada	Provides investment counseling, portfolio and mutual fund management in Canada
First North American Insurance Company	$ 7	Toronto, Canada	Property and casualty insurance company
Manulife Securities Investment Services Inc.	$ 84	Oakville, Canada	Mutual fund dealer for Canadian operations
Manulife Holdings (Bermuda) Limited	$ 20,695	Hamilton, Bermuda	Holding company
Manufacturers P&C Limited		St. Michael, Barbados	Provides property and casualty reinsurance
Manulife Financial Asia Limited		Hong Kong, China	Holding company
Manulife (Cambodia) PLC		Phnom Penh, Cambodia	Life insurance company
Manulife Myanmar Life Insurance Company Limited		Yangon, Myanmar	Life insurance company
Manufacturers Life Reinsurance Limited		St. Michael, Barbados	Provides life and annuity reinsurance to affiliates
Manulife (Vietnam) Limited		Ho Chi Minh City, Vietnam	Life insurance company
Manulife Investment Fund Management (Vietnam) Company Limited		Ho Chi Minh City, Vietnam	Fund management company
Manulife International Holdings Limited		Hong Kong, China	Holding company
Manulife (International) Limited		Hong Kong, China	Life insurance company
Manulife-Sinochem Life Insurance Co. Ltd. (51%)		Shanghai, China	Life insurance company
Manulife Investment Management International Holdings Limited		Hong Kong, China	Holding company
Manulife Investment Management (Hong Kong) Limited		Hong Kong, China	Investment management and advisory company marketing mutual funds

As at December 31, 2023 (100% owned unless otherwise noted in brackets beside company name)	Equity interest		Address	Description
Manulife Investment Management (Taiwan) Co., Ltd.			Taipei, Taiwan (China)	Investment management company
Manulife Life Insurance Company (Japan)			Tokyo, Japan	Life insurance company
Manulife Investment Management (Japan) Limited			Tokyo, Japan	Investment management and advisory company and mutual fund business
Manulife Holdings Berhad (62.0%)			Kuala Lumpur, Malaysia	Holding company
Manulife Insurance Berhad (62.0%)			Kuala Lumpur, Malaysia	Life insurance company
Manulife Investment Management (Malaysia) Berhad (62.0%)			Kuala Lumpur, Malaysia	Asset management company
Manulife (Singapore) Pte. Ltd.			Singapore	Life insurance company
Manulife Investment Management (Singapore) Pte. Ltd.			Singapore	Asset management company
Manulife Fund Management Co., Ltd.			Beijing, China	Mutual fund company in China
The Manufacturers Life Insurance Co. (Phils.), Inc.			Makati City, Philippines	Life insurance company
Manulife Chinabank Life Assurance Corporation (60%)			Makati City, Philippines	Life insurance company
PT Asuransi Jiwa Manulife Indonesia			Jakarta, Indonesia	Life insurance company
PT Manulife Aset Manajemen Indonesia			Jakarta, Indonesia	Investment management and investment advisor
Manulife Investment Management (Europe) Limited	$	42	London, England	Investment management company providing advisory services for Manulife Investment Management's funds, internationally
Manulife Assurance Company of Canada	$	66	Toronto, Canada	Life insurance company
EIS Services (Bermuda) Limited	$	1,028	Hamilton, Bermuda	Investment holding company
Berkshire Insurance Services Inc.	$	1,968	Toronto, Canada	Investment holding company
JH Investments (Delaware) LLC			Boston, U.S.A.	Investment holding company
Manulife Securities Incorporated	$	213	Oakville, Canada	Investment dealer
Manulife Investment Management (North America) Limited	$	4	Toronto, Canada	Investment advisor

Note 23   Segregated Funds

The Company manages a number of segregated funds on behalf of policyholders. Policyholders are provided with the opportunity to invest in different categories of segregated funds that hold a range of underlying investments. The underlying investments consist of both individual securities and mutual funds.

Segregated funds underlying investments may be exposed to a variety of financial and other risks. These risks are primarily mitigated by investment guidelines that are actively monitored by professional and experienced portfolio advisors. The Company is not exposed to these risks beyond the liabilities related to the guarantees associated with certain variable life and annuity products included in segregated funds. Accordingly, the Company's exposure to loss from segregated fund products is limited to the value of these guarantees.

These guarantees are recorded within the Company's insurance contract liabilities and amount to $2,675 (2022 – $3,496), of which $980 are reinsured (2022 – $1,249). Assets supporting these guarantees, net of reinsurance, are recognized in invested assets according to their investment type. Insurance contract liabilities for account of segregated fund holders on the Consolidated Statements of Financial Position exclude these guarantees and are considered to be a non-distinct investment component of insurance contract liabilities. Note 9 provides information regarding market risk sensitivities associated with variable annuity and segregated fund guarantees.

Note 24   Information Provided in Connection with Investments in Deferred Annuity Contracts and *Signature*Notes Issued or Assumed by John Hancock Life Insurance Company (U.S.A.)

The following condensed consolidated financial information, presented in accordance with IFRS, and the related disclosure have been included in these Consolidated Financial Statements with respect to JHUSA in compliance with Regulation S-X and Rule 12h-5 of the United States Securities and Exchange Commission (the "Commission"). These financial statements are incorporated by reference in certain of the MFC and its subsidiaries registration statements that are described below and relate to MFC's guarantee of certain securities to be issued by its subsidiaries.

JHUSA maintains a book of deferred annuity contracts that feature a market value adjustment, some of which are registered with the Commission. The deferred annuity contracts may contain variable investment options along with fixed investment period options, or may offer only fixed investment period options. The fixed investment period options enable the participant to invest fixed amounts of money for fixed terms at fixed interest rates, subject to a market value adjustment if the participant desires to terminate a fixed investment period before its maturity date. The annuity contract provides for the market value adjustment to keep the parties whole with respect to the fixed interest bargain for the entire fixed investment period. These fixed investment period options that contain a market value adjustment feature are referred to as "MVAs".

JHUSA has sold medium-term notes to retail investors under its *Signature*Notes program.

266 | 2023 Annual Report | Notes to Consolidated Financial Statements

Effective December 31, 2009, John Hancock Variable Life Insurance Company (the "Variable Company") and John Hancock Life Insurance Company (the "Life Company") merged with and into JHUSA. In connection with the mergers, JHUSA assumed the Variable Company's rights and obligations with respect to the MVAs issued by the Variable Company and the Life Company's rights and obligations with respect to the *Signature*Notes issued by the Life Company.

MFC fully and unconditionally guaranteed the payment of JHUSA's obligations under the MVAs and under the *Signature*Notes (including the MVAs and *Signature*Notes assumed by JHUSA in the merger), and such MVAs and the *Signature*Notes were registered with the Commission. The *Signature*Notes and MVAs assumed or issued by JHUSA are collectively referred to in this note as the "Guaranteed Securities". JHUSA is, and each of the Variable Company and the Life Company was, a wholly owned subsidiary of MFC.

MFC's guarantees of the Guaranteed Securities are unsecured obligations of MFC and are subordinated in right of payment to the prior payment in full of all other obligations of MFC, except for other guarantees or obligations of MFC which by their terms are designated as ranking equally in right of payment with or subordinate to MFC's guarantees of the Guaranteed Securities.

The laws of the State of New York govern MFC's guarantees of the *Signature*Notes issued or assumed by JHUSA and the laws of the Commonwealth of Massachusetts govern MFC's guarantees of the MVAs issued or assumed by JHUSA. MFC has consented to the jurisdiction of the courts of New York and Massachusetts. However, because a substantial portion of MFC's assets is located outside the United States, the assets of MFC located in the United States may not be sufficient to satisfy a judgment given by a federal or state court in the United States to enforce the subordinate guarantees. In general, the federal laws of Canada and the laws of the Province of Ontario, where MFC's principal executive offices are located, permit an action to be brought in Ontario to enforce such a judgment provided that such judgment is subsisting and unsatisfied for a fixed sum of money and not void or voidable in the United States and a Canadian court will render a judgment against MFC in a certain dollar amount, expressed in Canadian dollars, subject to customary qualifications regarding fraud, violations of public policy, laws limiting the enforcement of creditor's rights and applicable statutes of limitations on judgments. There is currently no public policy in effect in the Province of Ontario that would support avoiding the recognition and enforcement in Ontario of a judgment of a New York or Massachusetts court on MFC's guarantees of the *Signature*Notes issued or assumed by JHUSA or a Massachusetts court on guarantees of the MVAs issued or assumed by JHUSA.

MFC is a holding company. MFC's assets primarily consist of investments in its subsidiaries. MFC's cash flows primarily consist of dividends and interest payments from its operating subsidiaries, offset by expenses and shareholder dividends and MFC stock repurchases. As a holding company, MFC's ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees, substantially depends upon dividends from its operating subsidiaries.

These subsidiaries are subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries, which may limit their ability to pay dividends or make contributions or loans to MFC. For example, some of MFC's subsidiaries are subject to restrictions prescribed by the ICA on their ability to declare and pay dividends. The restrictions related to dividends imposed by the ICA are described in note 13.

In the United States, insurance laws in Michigan, New York, and Massachusetts, the jurisdictions in which certain of MFC's U.S. insurance company subsidiaries are domiciled, impose general limitations on the payment of dividends and other upstream distributions or loans by these insurance subsidiaries. These limitations are described in note 13.

In Asia, the insurance laws of the jurisdictions in which MFC operates either provide for specific restrictions on the payment of dividends or other distributions or loans by subsidiaries or impose solvency or other financial tests, which could affect the ability of subsidiaries to pay dividends in certain circumstances.

There can be no assurance that any current or future regulatory restrictions in Canada, the United States or Asia will not impair MFC's ability to meet its cash requirements, including, but not limited to, paying any amounts due under its guarantees.

The following condensed consolidated financial information, presented in accordance with IFRS, reflects the effects of the mergers and is provided in compliance with Regulation S-X and in accordance with Rule 12h-5 of the Commission.

Condensed Consolidated Statement of Financial Position

As at December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets					
Invested assets	$ 86	$ 109,433	$ 307,930	$ (239)	$ 417,210
Investments in unconsolidated subsidiaries	58,694	8,674	17,916	(85,284)	–
Insurance contract assets	–	–	217	(72)	145
Reinsurance contract held assets	–	42,418	10,380	(10,147)	42,651
Other assets	329	8,731	32,700	(3,736)	38,024
Segregated funds net assets	–	188,067	191,241	(1,764)	377,544
Total assets	**$ 59,109**	**$ 357,323**	**$ 560,384**	**$ (101,242)**	**$ 875,574**
Liabilities and equity					
Insurance contract liabilities, excluding those for account of segregated fund holders	$ –	$ 145,589	$ 232,972	$ (10,565)	$ 367,996
Reinsurance contract held liabilities	–	–	2,831	–	2,831
Investment contract liabilities	–	3,487	8,928	(599)	11,816
Other liabilities	573	5,869	51,266	(3,786)	53,922
Long-term debt	6,071	–	–	–	6,071
Capital instruments	5,426	594	647	–	6,667
Insurance contract liabilities for account of segregated fund holders	–	51,719	62,424	–	114,143
Investment contract liabilities for account of segregated fund holders	–	136,348	128,817	(1,764)	263,401
Shareholders' and other equity	47,039	13,773	70,755	(84,528)	47,039
Participating policyholders' equity	–	(56)	313	–	257
Non-controlling interests	–	–	1,431	–	1,431
Total liabilities and equity	**$ 59,109**	**$ 357,323**	**$ 560,384**	**$ (101,242)**	**$ 875,574**

Condensed Consolidated Statement of Financial Position

				Restated (note 2)	
As at December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Assets					
Invested assets	$ 63	$ 109,332	$ 291,266	$ (519)	$ 400,142
Investments in unconsolidated subsidiaries	58,024	8,584	18,018	(84,626)	–
Insurance contract assets	–	–	739	(66)	673
Reinsurance contract held assets	–	44,849	11,215	(10,193)	45,871
Other assets	333	8,899	33,082	(3,873)	38,441
Segregated funds net assets	–	173,417	177,361	(2,216)	348,562
Total assets	**$ 58,420**	**$ 345,081**	**$ 531,681**	**$ (101,493)**	**$ 833,689**
Liabilities and equity					
Insurance contract liabilities, excluding those for account of segregated fund holders	$ –	$ 147,440	$ 217,942	$ (10,533)	$ 354,849
Reinsurance contract held liabilities	–	–	2,391	–	2,391
Investment contract liabilities	–	2,585	8,207	(713)	10,079
Other liabilities	450	7,206	53,186	(3,616)	57,226
Long-term debt	6,234	–	–	–	6,234
Capital instruments	4,860	614	648	–	6,122
Insurance contract liabilities for account of segregated fund holders	–	49,947	60,269	–	110,216
Investment contract liabilities for account of segregated fund holders	–	123,470	117,092	(2,216)	238,346
Shareholders' and other equity	46,876	13,865	70,550	(84,415)	46,876
Participating policyholders' equity	–	(46)	(31)	–	(77)
Non-controlling interests	–	–	1,427	–	1,427
Total liabilities and equity	**$ 58,420**	**$ 345,081**	**$ 531,681**	**$ (101,493)**	**$ 833,689**

Condensed Consolidated Statement of Income

For the year ended December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result					
Insurance revenue	$ –	$ 9,858	$ 15,754	$ (1,640)	$ 23,972
Insurance service expenses	–	(8,928)	(12,195)	1,741	(19,382)
Net expenses from reinsurance contracts held	–	(315)	(175)	(123)	(613)
Total insurance service result	**–**	**615**	**3,384**	**(22)**	**3,977**
Investment result					
Net investment income (loss)	638	4,232	14,179	(1,028)	18,021
Insurance / reinsurance finance income (expenses)	–	(4,723)	(9,993)	88	(14,628)
Other investment result	–	100	(432)	(103)	(435)
Total investment result	**638**	**(391)**	**3,754**	**(1,043)**	**2,958**
Other revenue	14	790	6,384	(442)	6,746
Other expenses	(55)	(1,112)	(4,776)	268	(5,675)
Interest expenses	(433)	(79)	(2,281)	1,239	(1,554)
Net income (loss) before income taxes	**164**	**(177)**	**6,465**	**–**	**6,452**
Income tax (expenses) recoveries	7	175	(1,027)	–	(845)
Net income (loss) after income taxes	**171**	**(2)**	**5,438**	**–**	**5,607**
Equity in net income (loss) of unconsolidated subsidiaries	4,932	811	809	(6,552)	–
Net income (loss)	**$ 5,103**	**$ 809**	**$ 6,247**	**$ (6,552)**	**$ 5,607**
Net income (loss) attributed to:					
Non-controlling interests	$ –	$ –	$ 144	$ –	$ 144
Participating policyholders	–	(74)	360	74	360
Shareholders and other equity holders	5,103	883	5,743	(6,626)	5,103
	$ 5,103	**$ 809**	**$ 6,247**	**$ (6,552)**	**$ 5,607**

Condensed Consolidated Statement of Income

			Restated (note 2)		
For the year ended December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Insurance service result					
Insurance revenue	$ –	$ 9,946	$ 14,760	$ (1,588)	$ 23,118
Insurance service expenses	–	(10,652)	(12,417)	3,734	(19,335)
Net expenses from reinsurance contracts held	–	(570)	281	(334)	(623)
Total insurance service result	**–**	**(1,276)**	**2,624**	**1,812**	**3,160**
Investment result					
Net investment income (loss)	554	(53)	781	(945)	337
Insurance / reinsurance finance income (expenses)	–	(325)	(4,376)	(1,606)	(6,307)
Other investment result	–	36	(426)	(9)	(399)
Total investment result	**554**	**(342)**	**(4,021)**	**(2,560)**	**(6,369)**
Other revenue	(36)	505	6,181	(464)	6,186
Other expenses	(42)	(841)	(4,455)	274	(5,064)
Interest expenses	(439)	(54)	(1,496)	938	(1,051)
Net income (loss) before income taxes	**37**	**(2,008)**	**(1,167)**	**–**	**(3,138)**
Income tax (expenses) recoveries	32	624	503	–	1,159
Net income (loss) after income taxes	**69**	**(1,384)**	**(664)**	**–**	**(1,979)**
Equity in net income (loss) of unconsolidated subsidiaries	(2,002)	638	(746)	2,110	–
Net income (loss)	**$ (1,933)**	**$ (746)**	**$ (1,410)**	**$ 2,110**	**$ (1,979)**
Net income (loss) attributed to:					
Non-controlling interests	$ –	$ –	$ 121	$ –	$ 121
Participating policyholders	–	(530)	288	75	(167)
Shareholders and other equity holders	(1,933)	(216)	(1,819)	2,035	(1,933)
	$ (1,933)	**$ (746)**	**$ (1,410)**	**$ 2,110**	**$ (1,979)**

Consolidated Statement of Cash Flows

For the year ended December 31, 2023	MFC (Guarantor)	JHUSA (Issuer)	Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities					
Net income (loss)	$ 5,103	$ 809	$ 6,247	$ (6,552)	$ 5,607
Adjustments:					
Equity in net income of unconsolidated subsidiaries	(4,932)	(811)	(809)	6,552	–
Increase (decrease) in net insurance contract liabilities	–	455	10,242	–	10,697
Increase (decrease) in investment contract liabilities	–	(112)	547	–	435
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	28	946	–	974
Amortization of (premium) discount on invested assets	–	30	(171)	–	(141)
Contractual service margin ("CSM") amortization	–	(455)	(1,543)	–	(1,998)
Other amortization	10	147	424	–	581
Net realized and unrealized (gains) losses and impairment on assets	3	471	(3,319)	–	(2,845)
Deferred income tax expenses (recoveries)	(11)	(141)	622	–	470
Stock option expense	–	(3)	5	–	2
Cash provided by (used in) operating activities before undernoted items	173	418	13,191	–	13,782
Dividends from unconsolidated subsidiaries	5,600	386	(679)	(5,307)	–
Changes in policy related and operating receivables and payables	(4)	(649)	7,294	–	6,641
Cash provided by (used in) operating activities	**5,769**	**155**	**19,806**	**(5,307)**	**20,423**
Investing activities					
Purchases and mortgage advances	–	(15,165)	(68,856)	–	(84,021)
Disposals and repayments	–	16,159	54,122	–	70,281
Changes in investment broker net receivables and payables	–	12	9	–	21
Net cash increase (decrease) from sale (purchase) of subsidiaries	–	–	(1)	–	(1)
Investment in common shares of subsidiaries	(1,843)	–	–	1,843	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Return of capital from unconsolidated subsidiaries	–	5	–	(5)	–
Notes receivable from parent	–	–	(4)	4	–
Notes receivable from subsidiaries	(25)	–	–	25	–
Cash provided by (used in) investing activities	**(1,868)**	**1,010**	**(14,730)**	**1,868**	**(13,720)**
Financing activities					
Change in repurchase agreements and securities sold but not yet purchased	–	–	(693)	–	(693)
Issue of capital instruments, net	1,194	–	–	–	1,194
Redemption of capital instruments	(600)	–	–	–	(600)
Secured borrowing from securitization transactions	–	–	537	–	537
Changes in deposits from Bank clients, net	–	–	(895)	–	(895)
Lease payments	–	(3)	(95)	–	(98)
Shareholders' dividends and other equity distributions	(2,972)	–	–	–	(2,972)
Common shares repurchased	(1,595)	–	–	–	(1,595)
Common shares issued, net	94	–	1,843	(1,843)	94
Contributions from (distributions to) non-controlling interests, net	–	–	(14)	–	(14)
Dividends paid to parent	–	679	(5,986)	5,307	–
Capital contributions by parent	–	–	1	(1)	–
Return of capital to parent	–	–	(5)	5	–
Notes payable to parent	–	–	25	(25)	–
Notes payable to subsidiaries	4	–	–	(4)	–
Cash provided by (used in) financing activities	**(3,875)**	**676**	**(5,282)**	**3,439**	**(5,042)**
Cash and short-term securities					
Increase (decrease) during the year	26	1,841	(206)	–	1,661
Effect of foreign exchange rate changes on cash and short-term securities	(3)	(52)	(357)	–	(412)
Balance, beginning of year	63	2,215	16,357	–	18,635
Balance, end of year	**86**	**4,004**	**15,794**	**–**	**19,884**
Cash and short-term securities					
Beginning of year					
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, beginning of year	**63**	**2,215**	**16,357**	**–**	**18,635**
End of year					
Gross cash and short-term securities	86	4,329	15,923	–	20,338
Net payments in transit, included in other liabilities	–	(325)	(129)	–	(454)
Net cash and short-term securities, end of year	$ 86	$ 4,004	$ 15,794	$ –	$ 19,884
Supplemental disclosures on cash flow information:					
Interest received	$ 650	$ 3,369	$ 10,166	$ (1,417)	$ 12,768
Interest paid	418	115	2,432	(1,417)	1,548
Income taxes paid (refund)	2	(1)	435	–	436

Consolidated Statement of Cash Flows

For the year ended December 31, 2022	MFC (Guarantor)	JHUSA (Issuer)	Restated (note 2) Other subsidiaries	Consolidation adjustments	Consolidated MFC
Operating activities					
Net income (loss)	$ (1,933)	$ (746)	$ (1,410)	$ 2,110	$ (1,979)
Adjustments:					
Equity in net income of unconsolidated subsidiaries	2,002	(638)	746	(2,110)	–
Increase (decrease) in net insurance contract liabilities	–	2,051	2,965	–	5,016
Increase (decrease) in investment contract liabilities	–	(111)	510	–	399
(Increase) decrease in reinsurance contract assets, excluding reinsurance transactions	–	2	708	–	710
Amortization of (premium) discount on invested assets	–	33	(164)	–	(131)
Contractual service margin ("CSM") amortization	–	(578)	(1,415)	–	(1,993)
Other amortization	9	156	354	–	519
Net realized and unrealized (gains) losses and impairment on assets	(36)	4,854	8,842	–	13,660
Gain on U.S. variable annuity reinsurance transaction (pre-tax)	–	(1,026)	(44)	–	(1,070)
Gain on derecognition of Joint Venture interest during Manulife TEDA acquisition (pre-tax)	–	–	(95)	–	(95)
Deferred income tax expenses (recoveries)	(33)	(354)	(1,607)	–	(1,994)
Stock option expense	–	(3)	8	–	5
Cash provided by (used in) operating activities before undernoted items	9	3,640	9,398	–	13,047
Dividends from unconsolidated subsidiaries	6,200	399	734	(7,333)	–
Changes in policy related and operating receivables and payables	44	1,644	3,270	–	4,958
Cash decrease due to U.S. variable annuity reinsurance transaction	–	(1,263)	(114)	–	(1,377)
Cash provided by (used in) operating activities	6,253	4,420	13,288	(7,333)	16,628
Investing activities					
Purchases and mortgage advances	–	(28,685)	(82,873)	–	(111,558)
Disposals and repayments	1	23,429	69,977	–	93,407
Changes in investment broker net receivables and payables	–	(11)	(56)	–	(67)
Net cash increase (decrease) from sale (purchase) of subsidiaries	–	–	(182)	–	(182)
Investment in common shares of subsidiaries	(2,479)	–	–	2,479	–
Capital contribution to unconsolidated subsidiaries	–	(1)	–	1	–
Return of capital from unconsolidated subsidiaries	–	19	–	(19)	–
Notes receivable from parent	–	–	415	(415)	–
Notes receivable from subsidiaries	46	(7)	–	(39)	–
Cash provided by (used in) investing activities	(2,432)	(5,256)	(12,719)	2,007	(18,400)
Financing activities					
Change in repurchase agreements and securities sold but not yet purchased	–	–	346	–	346
Issue of long-term debt, net	946	–	–	–	946
Redemption of capital instruments	–	–	(1,000)	–	(1,000)
Secured borrowing from securitization transactions	–	–	437	–	437
Changes in deposits from Bank clients, net	–	–	1,703	–	1,703
Lease payments	–	(5)	(115)	–	(120)
Shareholders' dividends and other equity distributions	(2,787)	–	–	–	(2,787)
Common shares repurchased	(1,884)	–	–	–	(1,884)
Common shares issued, net	23	–	2,479	(2,479)	23
Preferred shares and other equity issued, net	990	–	–	–	990
Preferred shares redeemed, net	(711)	–	–	–	(711)
Contributions from (distributions to) non-controlling interests, net	–	–	(51)	–	(51)
Dividends paid to parent	–	(734)	(6,599)	7,333	–
Capital contributions by parent	–	–	1	(1)	–
Return of capital to parent	–	–	(19)	19	–
Notes payable to parent	–	–	(39)	39	–
Notes payable to subsidiaries	(415)	–	–	415	–
Cash provided by (used in) financing activities	(3,838)	(739)	(2,857)	5,326	(2,108)
Cash and short-term securities					
Increase (decrease) during the year	(17)	(1,575)	(2,288)	–	(3,880)
Effect of foreign exchange rate changes on cash and short-term securities	2	225	358	–	585
Balance, beginning of year	78	3,565	18,287	–	21,930
Balance, end of year	63	2,215	16,357	–	18,635
Cash and short-term securities					
Beginning of year					
Gross cash and short-term securities	78	4,087	18,429	–	22,594
Net payments in transit, included in other liabilities	–	(522)	(142)	–	(664)
Net cash and short-term securities, beginning of year	78	3,565	18,287	–	21,930
End of year					
Gross cash and short-term securities	63	2,614	16,476	–	19,153
Net payments in transit, included in other liabilities	–	(399)	(119)	–	(518)
Net cash and short-term securities, end of year	$ 63	$ 2,215	$ 16,357	$ –	$ 18,635
Supplemental disclosures on cash flow information:					
Interest received	$ 512	$ 3,850	$ 8,672	$ (1,161)	$ 11,873
Interest paid	424	84	1,608	(1,161)	955
Income taxes paid (refund)	–	124	1,114	–	1,238

Note 25   Adoption of IFRS 17

IFRS 17 Transition

The Company is required to prepare an opening balance sheet as at January 1, 2022, the date of transition to IFRS 17, which forms the starting point for its financial reporting in accordance with IFRS 17. Any differences between the carrying value and the presentation of assets, liabilities and equity determined in accordance with CALM and IFRS 17, as at January 1, 2022, were recorded in opening retained earnings and accumulated other comprehensive income.

On the transition date, January 1, 2022, the Company:

- Identified, recognized, and measured each group of contracts as if IFRS 17 had always applied, unless it was impracticable (see Full Retrospective Approach and Fair Value Approach below);

- Identified, recognized, and measured assets for insurance acquisition cash flows as if IFRS 17 had always applied, unless it was impracticable. However, no recoverability assessment was performed before the transition date;

- Derecognized any balances that would not exist had IFRS 17 always applied;

- Measured own use real estate properties that were underlying items of insurance contracts with direct participation features at fair value; and

- Recognized any resulting net difference in equity.

Full Retrospective Approach

The Company has adopted IFRS 17 retrospectively unless the full retrospective approach was deemed impracticable. The Company has applied the full retrospective approach to most contracts issued on or after January 1, 2021, except for participating insurance contracts and variable annuity contracts for which the fair value approach was used.

Fair Value Approach

The Company has applied the fair value approach to all insurance contracts issued prior to January 1, 2021, as obtaining reasonable and supportable information to apply the full retrospective approach was deemed impracticable.

IFRS 17 allows the use of the fair value approach for groups of insurance contracts with direct participation features if the risk mitigation option is applied prospectively from the transition date and the Company used derivatives, reinsurance contracts held, or non-derivative financial instruments held at FVTPL to mitigate financial risk on these groups of contracts. With these conditions met, the Company has elected to apply the fair value approach to participating insurance contracts and variable annuity contracts issued on or after January 1, 2021.

Under the fair value approach, the Company has determined the CSM of the GMM and VFA liabilities for remaining coverage at the transition date as the difference between the fair value of the groups of insurance contracts and the fulfilment cash flows measured at that date. In determining the fair value, the Company has applied the requirements of IFRS 13 "Fair Value Measurement", except for the demand deposit floor requirement. The Company used the income approach to determine the fair value of the insurance contracts at the transition date, in which future cash flows are discounted to a single amount that reflects current market expectations about those future amounts.

To determine groups of insurance contracts under the fair value approach the Company has aggregated contracts issued more than one year apart as it did not have reasonable and supportable information to divide groups into those including only contracts issued within one year or less.

For the application of the fair value approach, the Company has used reasonable and supportable information available at the transition date in order to:

- Identify groups of insurance contracts;

- Determine whether an insurance contract meets the definition of an insurance contract with direct participation features;

- Identify discretionary cash flows for insurance contracts without direct participation features; and

- Determine whether an investment contract meets the definition of an investment contract with discretionary participation features.

For insurance contracts where the fair value approach was applied, the discount rate used to determine the fair value of the group of insurance contracts was determined at the transition date. For cash flows of insurance contracts that do not vary based on the returns on underlying items, the Company determines discount rates by adjusting a liquid risk-free yield curve to reflect the differences between the liquidity characteristics of the financial instruments that underlie the rates observed in the market and the liquidity characteristics of the insurance contracts (a bottom-up approach).

Other Comprehensive Income at Transition

Under IFRS 17 changes in the carrying amount of insurance contracts arising from the effect of and changes in the time value of money and in financial risk are presented as insurance finance income or expense (except for some changes for insurance contracts with direct participation features under certain circumstances). Under IFRS 17 the Company has the option to present all insurance finance income or expense in profit or loss or disaggregated between profit or loss and OCI (the "OCI option"). The Company has elected the OCI option and determined the cumulative OCI balance at transition as follows:

- For some GMM and PAA groups of contracts where the fair value approach was applied, the cumulative OCI was set retrospectively only if reasonable and supportable information was available, otherwise it was set to zero at the transition date.

- For GMM groups of contracts where the full retrospective approach was applied, the cumulative balance was calculated as if the Company had been applying the OCI option since inception of the contracts.

- For VFA contracts, the cumulative OCI at transition was set equal to the difference between the market value and carrying value of the underlying items.

Reclassification of Financial Assets for the Comparative Period of IFRS 17 Adoption

Under the amendments to IFRS 17 with regard to the "Initial Application of IFRS 17 and IFRS 9 – Comparative Information" ("IFRS 17 amendments"), the Company has elected the option to reclassify financial assets, including those held in respect of activities not connected to contracts within the scope of IFRS 17, on an instrument-by-instrument basis, for the comparative period in alignment with the expected classification on initial application of IFRS 9 as at January 1, 2023. These reclassification changes also led the Company to present certain investment results previously reported in net investment income or OCI under IAS 39, within OCI or net investment income in alignment with the expected classifications of IFRS 9, respectively.

The following table presents invested assets by type and measurement category as at December 31, 2021, with transitional measurement differences and presentation differences and then invested assets by type and category as at January 1, 2022.

	December 31, 2021 IAS 39 Measurement category	Total carrying value	Impact of IFRS 17 amendments Measurement differences	Presentation differences	January 1, 2022 Total carrying value	Measurement category
Cash and short-term securities	AFS	$ 14,339	$ –	$ 2,214	$ 16,553	FVOCI[1]
	FVTPL	2,214	–	(2,214)	–	FVTPL[2]
	Amortized cost	6,041	–	–	6,041	Amortized cost[3]
		22,594	–	–	22,594	
Debt securities	AFS	33,097	–	184,365	217,462	FVOCI[1]
	FVTPL	189,722	–	(184,365)	5,357	FVTPL[2]
	Amortized cost	1,320	–	–	1,320	Amortized cost[3]
		224,139	–	–	224,139	
Public equities	AFS	2,351	–	(2,351)	–	
	FVTPL	25,716	–	2,351	28,067	FVTPL[2]
		28,067	–	–	28,067	
Mortgages	AFS	–	1,897	29,901	31,798	FVOCI[1]
	FVTPL	–	37	1,166	1,203	FVTPL[2]
	Amortized cost	52,014	–	(31,067)	20,947	Amortized cost[3]
		52,014	1,934	–	53,948	
Private placements	AFS	–	4,407	42,175	46,582	FVOCI[1]
	FVTPL	–	40	667	707	FVTPL[2]
	Amortized cost	42,842	–	(42,842)	–	Amortized cost[3]
		42,842	4,447	–	47,289	
Policy loans	Amortized cost	6,397	–	(6,397)	–	N/A[4]
Loans to Bank clients	Amortized cost	2,506	–	–	2,506	Amortized cost[3]
Other invested assets	AFS	89	(4)	238	323	FVOCI[1]
	FVTPL	21,157	(10)	617	21,764	FVTPL[2]
	Amortized cost	855	–	(855)	–	Amortized cost[3]
		22,101	(14)	–	22,087	
Total in-scope invested assets		400,660	6,367	(6,397)	400,630	
Out-of-scope invested assets[5]	Other	26,438	1,035	–	27,473	Other[5]
Total Invested Assets		$ 427,098	$ 7,402	$ (6,397)	$ 428,103	

[1] The reclassification of unrealized gains (losses), net of tax, of $11,868 from retained earnings to accumulated other comprehensive income (AOCI) related to FVOCI classification of debt investments classified as FVTPL under IAS 39.

[2] The reclassification of unrealized gains (losses), net of tax, of $268 from AOCI to retained earnings related to FVTPL classification of debt securities classified as FVOCI under IAS 39.

[3] The re-measurement of debt securities from amortized cost to FVOCI or FVTPL resulted in an increase in carrying value of $6,367. The impact on AOCI and retained earnings, net of tax, was $5,041 and $952, respectively.

[4] Policy loans were reclassified from invested assets to insurance contract liabilities under IFRS 17 with no re-measurement and no impact to equity.

[5] Own use real estate properties which are underlying items for insurance contracts with direct participating features were remeasured to fair value as if they were investment properties, as permitted by IFRS 17. This re-measurement resulted in an increase of carrying value of $1,035. The impact to retained earnings, net of tax, was $915.

The Company has elected to apply the impairment requirements of IAS 39 (incurred losses) for the comparative period as provided for under IFRS 17. Accordingly, for assets that were classified as FVTPL under IAS 39, where no impairment was required, but were reclassified to FVOCI or amortized cost under IFRS 9 for the comparative period, the Company did not measure any impairment for the comparative period since IAS 39 impairment was not calculated.

Opening balance sheet under IFRS 17 "Insurance Contracts" including classification and measurement changes of financial assets

Effects from applying IFRS 17 resulted in a reduction of total equity of $11,997, net of tax, as at January 1, 2022. The opening IFRS 17 balance sheet and related adjustments as at January 1, 2022 are presented below:

| | IFRS 4 & IAS 39 December 31, 2021 | Opening IFRS balance sheet adjustments | | | IFRS 17 & IAS 39 January 1, 2022 |
| | | Measurement differences | | Presentation differences | |
		Transition CSM	Contract measurement		
Assets					
Total invested assets	$ 427,098	$ –	$ 7,402	$ (6,397)	$ 428,103
Total other assets	90,757	2,877	5,617	1,078	100,329
Segregated funds net assets	399,788	–	–	–	399,788
Total assets	$ 917,643	$ 2,877	$ 13,019	$ (5,319)	$ 928,220
Liabilities and Equity					
Insurance contract liabilities, excluding those for account of segregated fund holders	$ 392,275	$ 21,466[1]	$ 10,014	$ (18,134)	$ 405,621
Investment contract liabilities	3,116	–	–	6,948	10,064
Other liabilities	63,595	(2,823)	(784)	5,867	65,855
Insurance contract liabilities for account of segregated fund holders	–	–	–	130,836	130,836
Investment contract liabilities for account of segregated fund holders	–	–	–	268,952	268,952
Segregated funds net liabilities	399,788	–	–	(399,788)	–
Total liabilities	858,774	18,643	9,230	(5,319)	881,328
Equity					
Shareholders and other equity holders' retained earnings	23,492	(13,607)	(229)	–	9,656
Shareholders' accumulated other comprehensive income (loss)					
Insurance finance income (expenses)	–	–	(17,117)	–	(17,117)
Reinsurance finance income (expenses)	–	–	984	–	984
FVOCI investments	848	–	16,916	–	17,764
Other equity items	34,068	–	–	–	34,068
Total shareholders' equity	58,408	(13,607)	554	–	45,355
Participating policyholders' equity	(1,233)	(1,440)[1]	2,774	–	101
Non-controlling interests	1,694	(719)[1]	461	–	1,436
Total equity	58,869	(15,766)	3,789	–	46,892
Total liabilities and equity	$ 917,643	$ 2,877	$ 13,019	$ (5,319)	$ 928,220

[1] The post-tax CSM in the participating policyholders' fund of $1.4 billion is expected to be recognized in shareholder net income over time. In addition, $0.7 billion of post-tax CSM is attributable to non-controlling interests.

The following table shows the nature and amount of the measurement adjustments made to the opening balance sheet:

Measurement Differences	Description
Transition CSM	Contractual Service Margin (CSM) is a new liability that represents future unearned profits on insurance contracts written. For this measurement step, the amount recognized as at the transition date, January 1, 2022, was $21,466. The impact on equity was $15,766, net of tax.
Contract Measurement	Under IFRS 17 other components of insurance contracts, aside from the CSM, are also remeasured. This measurement step includes the following changes: **Risk Adjustment (+2.1 billion to equity)**[1]**:** Changes to the provisions held within the Company's insurance liabilities for non-economic risk on application of the IFRS 17 standard; **Discount Rates (-1.5 billion to equity)**[1]**:** Changes in the economic assumptions used in the determination of the Company's insurance liabilities from the IFRS 4 CALM framework to IFRS 17, and changes in the carrying value of the Company's assets backing insurance liabilities under IFRS 9; **Other Revaluation Changes (+3.1 billion to equity):** Includes other changes in equity created by the application of IFRS 17. This includes changes to accounting for contract classifications, variable annuity guarantee contracts, and contract boundaries which increases the capitalization of future profits into the CSM, changes to the provisions for future taxes, and other changes related to the application of IFRS 17.
Participating and Non-Controlling Interest Equity	In previous steps all impacts to equity were shown in shareholders' equity. This step shows the geography of the impacts between shareholders' equity, participating policyholders' equity and non-controlling interests.

[1] Excluding impacts on variable annuity guarantee contracts.

The presentation differences are mainly comprised of the following:

- **Policy loans invested assets** – Reclassified to insurance contract liabilities as they are insurance contract related.
- **Contract classification** – Some contracts were reclassified from insurance contracts to investment contracts or service contracts, with some contracts reclassified from investment contracts to insurance contracts. The amount shown in presentation differences in the table above relates to where they appear in the opening balance sheet. Any changes to these contracts' measurement value are shown in the contract measurement step.
- **Insurance receivables & payables** – These amounts were previously reported either as separate line items in the financial statements or recorded in miscellaneous assets and liabilities. These amounts have been reclassified to insurance contract liabilities as they are insurance contract related.
- **Embedded derivatives** – These amounts were previously reported in miscellaneous assets and have been reclassified to insurance contract liabilities as they are insurance contract related.
- **Reinsurance funds withheld** – These amounts were previously reported in other liabilities and have been reclassified to reinsurance contract assets as they are reinsurance contract related.
- **Deferred acquisition cost** – These were previously reported in miscellaneous assets and have been reclassified to insurance contract liabilities as they are insurance contract related.
- **Insurance and investment contract liabilities for account of segregated fund holders** – Segregated fund net liabilities were previously reported together, and have been separated into insurance contract liabilities for account of segregated fund holders (those associated with insurance contracts) and investment contract liabilities for account of segregated fund holders (those associated with investment contracts).

Note 26   Comparatives

Certain comparative amounts have been reclassified to conform to the current year's presentation.

As disclosed in note 2 Accounting and Reporting Changes and note 25 Adoption of IFRS 17, comparative amounts have been prepared and presented in accordance with IFRS 9 and IFRS 17. Refer to notes 2 and 25 for adoption impacts of IFRS 9 and IFRS 17.

Manulife Financial Corporation's Modern Slavery Act Statement 2023

Manulife is firmly committed to respecting human rights and standing against all forms of slavery in our business and throughout our supply chain. Respect for human rights is embedded in our values, our decision-making, and our expectations of ourselves and our partners.

In our operations and across our businesses, Manulife is committed to doing our part to contribute to global goals that seek to eliminate modern slavery, child labour, and forced labour. As a participant of the United Nations Global Compact[1], we are committed to aligning our operations and strategies with the Compact's Ten Principles, which include support and respect for the protection of internationally proclaimed human rights.

About this Statement

This document constitutes Manulife's Modern Slavery Act Statement on behalf of the Manulife entities noted below.

All data, statements and claims set out below refer to policies, processes and procedures that were in place during the financial year ending December 31, 2023, in accordance with Section 11 of the *Fighting Against Forced Labour and Child Labour in Supply Chains Act* (Canada).

Overview of our Business

Manulife is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, Manulife had more than 38,000 employees, over 98,000 agents, and thousands of distribution partners, serving over 35 million customers.

Governance

Oversight of our ESG framework, which includes our approach to human rights matters, is part of the mandate of our Board of Directors' Corporate Governance and Nominating Committee

(CGNC). The CGNC's oversight of our ESG framework complements the work of the Executive Sustainability Council (ESC). The ESC consists of our Global Chief Sustainability Officer along with nine members of our Executive Leadership Team, including our Chief Executive Officer.

Risks in our Operations and Supply Chain

The risks of modern slavery are more prevalent in certain industries and sectors, including markets where Manulife could have direct or indirect linkages as a result of operations, for instance, in forestry and agriculture, or through investments in high-risk sectors which may include natural resource extraction, infrastructure, apparel, consumer staples, consumer discretionary, telecommunications and the manufacturing of electronics.

Our supply chain is comprised of the procurement of a range of products and services from a diverse set of suppliers globally. We follow a fair sourcing process to manage our supply chain. Our primary supply chain includes suppliers of software, technology, office equipment, management services, facilities and operations management services, business travel, and recruitment agencies, among others.

Policies and Frameworks

Across Manulife's global business, we have policies and frameworks in place to manage human rights risks, including modern slavery risks. We believe ethical business practices and good governance are integral to how we conduct our business and to our long-term success. Achieving our objectives requires a commitment to integrity and consistent high standards from all our partners, including our employees and vendors, through compliance with a framework of policies that help us manage our business.

Our policies and standards are guided by international principles, as well as the letter and spirit of all applicable laws and regulations. We take steps to ensure our partners are aware of their obligations, and institute appropriate due diligence and monitoring to detect human rights violations in our supply chain.

To ensure our key controls are effectively designed and executed, Manulife subjects our controls to ongoing quality assurance testing coupled with independent monitoring and testing from our Second and Third Lines of defense, for example, by Enterprise Risk Management and internal or external Audit.

Code of Business Conduct and Ethics

Manulife's Code of Business Conduct and Ethics ("Code") affirms our commitment to ethical conduct and our practice of complying with all applicable laws. The Code applies to directors, officers,

---

[1] Please refer to the 2022 Manulife ESG Report for additional details.

and employees of Manulife and our subsidiaries. Sales representatives, third party business associates, contractors, agents and all individuals with certain duties and obligations to the Company are also expected to abide by all applicable provisions of the Code and adhere to the principles and values set out in the Code when representing Manulife to the public or performing services for, or on behalf of, Manulife.

At the start of their employment, and every year thereafter, all Manulife employees are required to attest to and practice ongoing compliance with the Code, which sets out obligations such as:

- Employees must know and adhere to all applicable laws, rules, and regulations.
- Engaging in any human trafficking-related activities is strictly prohibited. Prohibited activities include, among others, using force, fraud, or coercion to subject a person to involuntary servitude, and obtaining labour from a person by threats of serious harm to that person or another person.

Human Rights Statement

Our Global Human Rights Statement outlines Manulife's commitment to respecting and promoting internationally proclaimed human rights. We work to respect and promote human rights in our business decisions, our operations, and our relationships with our customers, employees, shareholders, and others. Manulife does not utilize child labour or any form of forced or compulsory labour, and we comply with local age of employment laws. We are committed to upholding the principles and values set out by the International Bill of Human Rights, the United Nations Guiding Principles on Business and Human Rights, and the International Labour Organization's core conventions.

Vendor Code of Conduct

Manulife's vendors are required to adhere to the Vendor Code of Conduct, which requires vendors to:

- Ensure that the products and services they provide are in full compliance with all applicable laws and regulations at all times.
- Respect the dignity and human rights of all workers, be committed to fair employment and labour practices, and not use any forced or child labour.
- Comply with all applicable anti-slavery and human trafficking laws, statutes, regulations, and codes.
- Implement due diligence procedures for their sub-contractors, suppliers and other participants in their supply chains to ensure that there is no slavery or human trafficking.

Global Health and Safety Policy

Manulife's Global Health and Safety Policy outlines the Company's commitment to health and safety in the workplace. Manulife is committed to providing a safe and healthy workplace. Health and safety standards and procedures are compliant with local standards for responding to hazards, injuries, or illnesses in the workplace, conducting workplace inspections, collaborating with key stakeholders, and providing training as required.

Consultations with manager and worker representatives take place on a regular basis as directed by local requirements.

Global Discrimination, Harassment and Workplace Violence Policy

As outlined in the Global Discrimination, Harassment and Workplace Violence Policy, the Company strictly prohibits discrimination, harassment and violence in the workplace. This policy is intended to address discrimination, harassment, and violence from all individuals with whom we come into contact in the workplace, including employees, contingent workers, contractors, customers, clients, and third parties. Manulife employees undergo regular training on discrimination, harassment and workplace violence.

Due Diligence Processes and Assessing Effectiveness

Suppliers

Manulife's Global Procurement Policy and Procedures outlines the standards for employees that are engaged with third-party providers and mandates the engagement of the Procurement team for all third-party sourcing. Sourcing is conducted in a manner that optimizes value and minimizes risk while upholding Manulife's high ethical standards in working with vendors. Our Vendor Code of Conduct sets expectations for our thousands of suppliers and requires all vendors to respect the dignity and human rights of all workers and be committed to fair employment and labour practices. Per the Vendor Code of Conduct, vendors must adhere to its requirements, monitor compliance, and promptly report any violations to Manulife. Manulife reserves the right to monitor, assess, and audit all vendors according to the Vendor Code of Conduct. Manulife may discontinue business with any vendor or representative that does not adhere to the practices outlined.

Financial Crimes

Manulife adheres to all applicable anti-money laundering and terrorist financing laws and regulatory requirements in the jurisdictions in which we operate, including guidance on money laundering risk related to modern slavery and human trafficking. Manulife's Compliance, Global Investigative & Forensic Services, and Corporate Security functions work with internal and external, public, and private partners to address matters of modern slavery to both proactively assess effectiveness and to respond to any complaints. The risks these programs monitor for include but are not limited to human trafficking, forced labour and debt bondage. The programs in place are designed to educate relevant employees and develop resources for customers to seek assistance. Together, Manulife's internal teams will work with community resource groups, and law enforcement to raise awareness and provide education to combat modern slavery.

In addition, employees, suppliers, and external parties can report any suspected policy or human rights violations via Manulife's Ethics Hotline, which allows for anonymous reporting and includes a specific reporting category for suspected human rights violations. The Ethics Hotline is managed by Manulife's Compliance team.

Manulife's General Account

As asset owners, Manulife works to respect and promote human rights in our investment decisions and stewardship activities. Our General Account investment teams are guided by Manulife General Account's internal Environmental, Social and Governance (ESG) Guidelines on the integration of ESG considerations, which include human rights, and support the responsible asset ownership practices of our wholly owned life insurance companies.

Human rights considerations are incorporated into typical investment due diligence and risk assessment processes which follow a principles-based approach that is guided by the potential materiality of ESG topics on investment outcomes. The following activities are currently supportive of human rights due diligence, which we employ in appropriate circumstances: filtering investments for geographies and parties sanctioned by domestic or international laws, as well as companies directly and primarily operating in certain sectors; and considering applicable sector guidelines and disclosures to address particularly sensitive ESG issues and/or sectors, incorporating modern slavery and/or human rights.

Manulife Investment Management

Manulife Investment Management believes sustainable investing helps build portfolio resilience to systemic risks and enhances long-term value creation potential.

Within Manulife Investment Management's public markets business, the sustainable investing frameworks employed within our equity and fixed income portfolios are integrated into our fundamental, bottom-up research process. Where material to the issuer or security, human rights are considered in our investment decisions and engagement activities with issuers to drive better human rights-related outcomes and reduce risks.

Manulife Investment Management follows Manulife's efforts and principles regarding human rights, ethical business practices, fair employment labour practices, and health and safety. Our overall approach to human rights is reflected in several of our policies:

- Manulife Investment Management Sustainable Investing and Sustainable Risk Statement
- Manulife Investment Management Responsible Contracting Statement
- Global Cluster Munitions Policy (applicable to Manulife and Manulife Investment Management)
- Manulife Investment Management ESG Engagement Policy

Within Manulife Investment Management's private markets business, our approach relies on identifying salient human rights risks and developing mitigation measures in our operations and

investment processes to avoid adverse impacts. In the investment life cycle, we assess for human rights-related risks and issues within our due diligence process as part our regular ESG integration programs. We incorporate human rights-related considerations in our sustainable investment toolkits which our investment teams use in pre-investment stage. When material to the underlying investment, we continue monitoring these risks throughout investment holding periods.

Specific to the Manulife Investment Management Timberland and Agriculture businesses, 100% of our timberland portfolio is certified as being sustainably managed under the Sustainable Forestry Initiative© (SFI©) or Forest Stewardship Council© (FSC©), and 100% of our U.S. farmland portfolio is certified as being sustainably managed under the Leading Harvest Farmland Management Standard[1]. As part of those certifications, and in an effort to assess effectiveness, an independent third-party auditor visits properties we manage and confirms that they are being managed in alignment with the principles established by the certification programs, which include protection and promotion of human rights.

In our Manulife Investment Management real estate business, we do not directly operate properties. To promote sustainable building practices, we developed and implemented proprietary Sustainable Building Standards for all property managers, which incorporates initiatives focused on diversity, equity, and inclusion, sustainable procurement, economic development, health and wellness, and community engagement.

Employees

At Manulife, we're fostering a working environment where all our employees feel accepted, valued, and included. Manulife is an equal opportunity employer. We are committed to fair and unbiased recruitment, retention, and advancement practices, and we administer all programs based on qualification and performance and without discrimination on any protected ground.

Manulife has established a robust system of internal controls globally. With respect to modern slavery and human rights more broadly, the actions of Manulife's employees are governed by several policies and guidelines, including:

- Code of Business Conduct and Ethics
- Global Discrimination, Harassment and Workplace Violence Policy
- Global Health and Safety Policy
- Global Hiring Policy
- Global Background Check Policy
- Global Working Time Policy

Training

All Manulife employees are required to complete annual training related to Manulife's Code of Business Conduct and Ethics and we report on the completion rate in our annual ESG Reporting. As of

---

[1] Please refer to the 2022 Manulife Investment Management Timberland Sustainable Investing Report and Agriculture Sustainable Investing Report respectively for additional details.

December 31, 2022, 100% of eligible employees completed Code of Conduct and Business Ethics training. Employees also receive regular mandatory Discrimination, Harassment and Workplace Violence training. Relevant Procurement professionals also receive optional training on supplier diversity.

As part of the Company's UN Global Compact membership, all Manulife employees have access to the UN Global Compact Academy which includes several modules on human rights. Select employees have undergone the UN Global Compact's Business and Human Rights accelerator program.

Reporting and Remediation

Per Manulife Code of Business Conduct and Ethics, anyone who believes there has been a suspected violation of our policies to respect human rights can report it immediately to their leader, Human Resources, Company legal counsel and/or the confidential Manulife Ethics hotline at www.manulifeethics.com. This allows for anonymous reporting and includes a specific reporting category for suspected human rights violations. Employees are encouraged to share any concerns with their leaders, and they also have the option of posing questions to Manulife's Global Compliance Office. While the Ethics Hotline is intended primarily for the use of employees, third parties (e.g., shareholders, vendors, suppliers, sub-advisers) may also report suspected unethical, unprofessional, illegal, or fraudulent activity.

During Manulife's 2023 financial year, no instances of harm related to child labour or forced labour were identified. Therefore, no measures have been taken to remediate forced labour or child labour in our activities and supply chains, including remediating the loss of income to the most vulnerable families.

Conclusion and Approval

In 2023, we continued to assess and strengthen the due diligence in place to manage the risk of modern slavery, including child labour and forced labour, as well as apply relevant policies and associated training as set out in this statement.

This statement was approved by the Board of Directors on February 14, 2024 on behalf of the following entities: Manulife Financial Corporation (MFC), The Manufacturers Life Insurance Company; Manulife Bank of Canada; Manulife Holdings (Alberta) Limited; First Manulife Investment Corporation; Berkshire Insurance Services Inc.; Manulife Securities Investment Services Inc.[1]; Manulife Securities Incorporated; Manulife Investment Management Holdings (Canada) Inc.; and Manulife Investment Management Limited.

In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in the report for the entities listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in the report is true, accurate and complete in all material respects for the purposes of the Act, for the reporting year ended December 31, 2023.



I have the authority to bind MFC.

Roy Gori
President and CEO

February 14, 2024

---

[1] As of January 2, 2024, Manulife Securities Investment Services Inc. and Manulife Securities Incorporated have amalgamated and the amalgamated entity is known as Manulife Wealth Inc.

Board of Directors

Current as of March 6, 2024

Donald R. Lindsay
Chair of the Board
Manulife
Vancouver, BC, Canada
Director Since: 2010

Nicole S. Arnaboldi
Corporate Director
Greenwich, CT, U.S.A.
Director Since: 2020

Guy L.T. Bainbridge
Corporate Director
Edinburgh, Midlothian,
United Kingdom
Director Since: 2019

Susan F. Dabarno
Corporate Director
Bracebridge, ON, Canada
Director Since: 2013

Julie E. Dickson
Corporate Director
Ottawa, ON, Canada
Director Since: 2019

J. Michael Durland
Corporate Director
Toronto, ON, Canada
Director Since: 2024

Roy Gori
President and Chief Executive Officer
Manulife
Toronto, ON, Canada
Director Since: 2017

Tsun-yan Hsieh[1]
Chairman
LinHart Group PTE Ltd.
Singapore, Singapore
Director Since: 2011

Donald P. Kanak
Corporate Director
Bellevue, WA, U.S.A
Director Since: 2024

Vanessa Kanu
Corporate Director
Ottawa, ON, Canada
Director since: 2022

C. James Prieur
Corporate Director
Chicago, IL, U.S.A.
Director Since: 2013

Andrea S. Rosen[1]
Corporate Director
Toronto, ON, Canada
Director Since: 2011

May Tan
Corporate Director
Hong Kong
Director Since: 2021

Leagh E. Turner
Chief Executive Officer
Coupa Software Inc.
Toronto, ON, Canada
Director Since: 2020

Executive Leadership Team

Current as of March 6, 2024

Roy Gori
President and Chief
Executive Officer

Marc Costantini
Global Head of Inforce
Management

Steven A. Finch
Chief Actuary

James D. Gallagher
General Counsel

Scott S. Hartz
Chief Investment Officer

Rahim B. Hirji
Global Head of Audit and
Advisory Services

Naveed Irshad
President and Chief
Executive Officer,
Manulife Canada

Rahul M. Joshi
Chief Operations Officer

Pamela O. Kimmet
Chief Human Resources
Officer

Karen A. Leggett
Global Chief Marketing
Officer

Paul R. Lorentz
President and Chief
Executive Officer,
Global Wealth and Asset
Management

Colin L. Simpson
Chief Financial Officer

Brooks E. Tingle
President and Chief
Executive Officer,
John Hancock

Halina von dem Hagen
Chief Risk Officer

Shamus E. Weiland
Chief Information Officer

Philip J. Witherington
President & Chief
Executive Officer,
Manulife Asia

---

[1] Effective May 9, 2024 Tsun-yan Hsieh and Andrea Rosen have served their full terms and are not standing for re-election.

Office Listing

Corporate Headquarters

Manulife Financial Corporation
200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Tel: +1 416-926-3000

Belgium

**International Group Program – Europe
John Hancock International Services S.A.**
Avenue de Tervueren 270
1150 Woluwe-Saint-Pierre
B-1150 Brussels
Belgium
Tel: +32 02 775 2940

Bermuda

International Life – US Segment
3/F, O'Hara House
3 Bermudiana Road
Tower 2 (North Tower)
Hamilton, Bermuda
HM 08
Tel: +441 296-8710

Cambodia

Manulife (Cambodia) PLC
14/F, TK Central
No. 12, Street 289
Sangkat Boeung Kak 1
Khan Toul Kork
Phnom Penh, Cambodia
Tel: 1-800-211-211

Canada

Canada Head Office
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Affinity Markets
7/F
250 Bloor Street East
Toronto, ON M4W 1E5
Canada
Tel: +1 800-668-0195

Group Benefits
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Individual Insurance
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Manulife Bank of Canada
500 King Street North
Waterloo, ON N2J 4C6
Canada
Tel: +1 519-747-7000

Manulife Investment Management
5th & 6th FL
200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Public Markets Tel: +1 416-852-2204

15th Floor
250 Bloor Street East
Toronto, ON M4W 1E5
Canada
Real Estate Tel: +1 416-926-5500

Manulife Quebec
Maison Manuvie
900 de Maisonneuve Ouest
Montréal, QC H3A 0A8
Canada
Tel: +1 514-499-7999

Manulife Wealth Inc. (formerly Manulife Securities)
1235 North Service Road West
Oakville, ON L6M 2W2
Canada
Tel: +1 905-469-2100

China

Manulife-Sinochem Life Insurance Co., Ltd.
6/F, Jin Mao Tower
88 Century Boulevard
Pudong New Area
Shanghai 200121
P.R. China
Tel: +86 21 2069-8888
+86 21 2069-8930

Manulife-Teda Fund Management Co., Ltd.
Unit 2-7, 6/F
China Life Financial Center
No. 23, Zhenzhi Road,
Chaoyang District
Beijing 10026
P.R. China
Tel: +86 10 6657-7777

Germany

Manulife Investment Management (Ireland) Ltd.
23/F, Messeturm
Friedrich-Ebert-Anlage 49
D-60308 Frankfurt am Main
Germany
Tel: +49 69 5095-5676

Hong Kong

Asia Head Office
Manulife Tower
One Bay East,
83 Hoi Bun Road
Ngau Tau Kok, Kwun Tong, Hong Kong
Tel: +852-2956 5320

Manulife Investment Management (Asia), a division of Manulife Investment Management (Hong Kong) Ltd.
23/F, Manulife Tower
One Bay East,
83 Hoi Bun Road
Ngau Tau Kok, Kwun Tong, Hong Kong
Tel: +852-2956 5320

Manulife (International) Ltd.
Manulife Tower
One Bay East,
83 Hoi Bun Road
Ngau Tau Kok, Kwun Tong, Hong Kong
Tel: +852-2956 5320

Manulife Provident Funds Trust Co., Ltd.
22/F, Tower A
Manulife Financial Centre
223-231 Wai Yip Street
Kwun Tong, Kowloon
Hong Kong
Tel: +852 2310-5600

Indonesia

PT Asuransi Jiwa Manulife Indonesia
Sampoerna Strategic Square
Jl. Jend. Sudirman Kav 45-46
South Tower
Jakarta 12930
Indonesia
Tel: +62 21 2555-7788

PT Manulife Aset Manajemen Indonesia

Sampoerna Strategic Square
Jl. Jend, Sudirman Kav 45-46
31/F, South Tower
Jakarta 12930
Indonesia
Tel: +62 21 2555-7788

Ireland

Manulife Investment Management (Ireland) Ltd.

The Exchange
George's Dock, IFSC, Dublin 1
D01 P2V6
Ireland
Tel: +353 1 584-1503

Italy

Manulife Investment Management (Ireland) Ltd.

Corso Italia n.3
Milan, 20123
Tel: +44 7760 141413

Japan

Manulife Investment Management (Japan) Ltd.

15/F Marunouchi Trust Tower
North Building
1-6-1 Marunouchi, Chiyoda-ku
Tokyo, Japan 100-0005
Tel: +81 3 6267-1955

Manulife Life Insurance Co.

30/F, Tokyo Opera City
3-20-2 Nishi Shinjuku, Shinjuku-ku
Tokyo, Japan 160-0023
Tel: +81 3 6331-7000

Macau

Manulife (International) Ltd.

Avenida De Almeida Ribeiro No. 61
Circle Square, 14 andar A
Macau
Tel: +853 8398-0388

Malaysia

Manulife Investment Management (M) Berhad

16th Floor, Menara Manulife
No. 6 Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur, Malaysia
Tel: +60 3 2719-9228

Manulife Holdings Berhad

Menara Manulife
No. 6 Jalan Gelenggang
Damansara Heights
50490 Kuala Lumpur, Malaysia
Tel: +60 3 2719-9228

Myanmar

Manulife Myanmar Life Insurance Company Limited

16/F Kantharyar Office Tower
No.11, Cor. Kan Yeik Thar Road & U Aung Myat Road
Mingalar Taung Nyunt Township
Yangon
Myanmar
Tel: +09 765 467 110

Philippines

The Manufacturers Life Insurance Co. (Phils.), Inc.

10/F, NEX Tower
6786 Ayala Avenue,
1229 Makati City,
Metro Manila
Philippines
Tel: +632 8884 7000

Singapore

Manulife Investment Management (Singapore) Pte. Ltd.

8 Cross Street
#15-01 Manulife Tower
Singapore 048424
Tel: +65 6501-5411

Manulife (Singapore) Pte Ltd.

8 Cross Street
#15-01 Manulife Tower
Singapore 048424
Tel: +65 6501-5411

Switzerland

Manulife IM (Switzerland) LLC

Europaallee 41
CH-8004 Zurich
Switzerland
Tel: +41 44 214 69 30

Taiwan

Manulife Investment Management (Taiwan) Co., Ltd.

6/F, Exchange Square 2,
97 Songren Road,
Xinyi District
Taipei 11073,
Northern Taiwan, R.O.C.
Tel: +886 2 2757-5969

United Kingdom

Manulife Investment Management (Europe) Ltd.

3rd Floor
One London Wall
London EC2Y 5EA
United Kingdom
Tel: +44 20 7256 3500

United States

John Hancock Head Office and John Hancock Investment Management

197 Clarendon Street
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-663-3000
Tel: +1 617-572-6000

Hancock Natural Resource Group

197 Clarendon Street,
8th Floor
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-747-1600

International Group Program

200 Berkeley Street
Boston, MA 02116-5023
U.S.A.
Tel: +1 617-572-6000

John Hancock Insurance

200 Berkeley Street
Boston, MA 02116-5023
U.S.A.
Tel: +1 617-572-6000

Manulife Investment Management (US) LLC

197 Clarendon Street
Boston, MA 02116-5010
U.S.A.
Tel: +1 617-375-1500

Vietnam

Manulife Investment Fund Management (Vietnam) Co., Ltd.

4/F, Manulife Plaza
75 Hoang Van Thai Street
Tan Phu Ward, District 7
Ho Chi Minh City
Vietnam
Tel: +84 8 5416-6777

Manulife (Vietnam) Ltd.

Manulife Plaza
75 Hoang Van Thai Street
Tan Phu Ward, District 7
Ho Chi Minh City
Vietnam
Tel: +84 8 5416-6888

West Indies

Manulife Re Manulife P&C Limited

The Goddard Building
Haggatt Hall
St. Michael, BB-11059
Barbados, West Indies
Tel: +246 228-4910

Glossary of Terms

Note: Refer to "Non-GAAP and Other Financial Measures" in Section 13 of the Management's Discussion and Analysis for additional terms.

Accumulated Other Comprehensive Income (AOCI): A separate component of shareholders' equity which includes net unrealized gains or losses on financial instruments classified as fair value through other comprehensive income ("FVOCI"), net unrealized gains or losses on derivative instruments designated within an effective cash flow hedge, net unrealized gains or losses from the cost of hedging, unrealized foreign currency translation gains or losses, and insurance and reinsurance finance income or expenses reflected in other comprehensive income. These items have been recognized in other comprehensive income and may be subsequently reclassified to net income. AOCI also includes remeasurement of pension and other post-employment plans and real estate revaluation reserve. These items are recognized in other comprehensive income and will never be reclassified to net income.

Book Value per Share: Ratio obtained by dividing common shareholders' equity by the number of common shares outstanding at the end of the period.

Cash Flow Hedges: A hedge of the exposure to variability in cash flows associated with a recognized asset or liability, a forecasted transaction or a foreign currency risk in an unrecognized firm commitment that is attributable to a particular risk and could affect reported net income.

Expected Credit Loss (ECL) allowance: The determination of impairment losses on invested assets that are debt financial instruments measured at FVOCI or amortized cost.

Fair Value: Amount of consideration that would be agreed upon in an arm's length transaction between knowledgeable, willing parties who are under no compulsion to act.

Fair Value through Profit or Loss (FVTPL), Fair Value through Other Comprehensive Income (FVOCI) or Amortized Cost: Under IFRS 9, financial assets should be classified and measured at fair value, with changes in fair value recognized in profit and loss as they arise (FVTPL), unless criteria are met for classifying and measuring the asset at either amortized cost or fair value through other comprehensive income (FVOCI).

Fulfilment cash flows: An explicit, probability-weighted estimate (i.e., expected value) of the present value of the future cash outflows less the present value of the future cash inflows that will arise as insurance contracts are being fulfilled, including a risk adjustment for non-financial risk.

Guarantee Value: Typically within variable annuity and segregated fund products, the guarantee value refers to the level of the policyholder's protected account balance which is unaffected by market fluctuations.

Hedging: The practice of making an investment in a market or financial instrument for the purpose of offsetting or limiting potential losses from other investments or financial exposures.

Dynamic Hedging: A hedging technique which seeks to limit an investment's market exposure by adjusting the hedge as the underlying security changes (hence, "dynamic").

Macro hedging: An investment technique used to offset the risk of an entire portfolio of assets. A macro hedge reflects a more broad-brush approach which is not frequently adjusted to reflect market changes.

In-Force: Refers to the policies that are currently active.

Insurance and Investment Contract Liabilities: An amount which represents the Company's obligation to pay future expected policyholder benefits and expenses net of policyholder premiums while also providing some conservatism in our assumptions, and for insurance contracts specifically, an amount for unearned future profits called the contractual service margin. Expected assumptions are reviewed and updated annually.

Long Term Care (LTC) Insurance: Insurance coverage available on an individual or group basis to provide reimbursement for medical and other services to the chronically ill, disabled, or mentally challenged.

Return on Common Shareholders' Equity: A profitability measure that presents the net income available to common shareholders as a percentage of the average capital deployed to earn the income.

Risk Adjustment for non-financial risk: The compensation required for bearing the uncertainty about the amount and timing of the cash flows arising from non-financial risk in insurance contracts.

Onerous contracts: An insurance contract is onerous at the date of initial recognition if the fulfilment cash flows allocated to the contract and premiums, acquisition expenses and commissions arising from the contract at the date of initial recognition, in total are a net outflow (a loss at initial recognition).

Universal Life Insurance: A form of permanent life insurance with flexible premiums. The customer may vary the premium payment and death benefit within certain restrictions. The contract is credited with a rate of interest based on the return of a portfolio of assets held by the Company, possibly with a minimum rate guarantee, which may be reset periodically at the discretion of the Company.

Variable Annuity: Funds are invested in segregated funds (also called separate accounts in the U.S.) and the return to the contract holder fluctuates according to the earnings of the underlying investments. In some instances, guarantees are provided.

Variable Universal Life Insurance: A form of permanent life insurance with flexible premiums in which the cash value and possibly the death benefit of the policy fluctuate according to the investment performance of segregated funds (or separate accounts).

Shareholder Information

MANULIFE FINANCIAL CORPORATION HEAD OFFICE
200 Bloor Street East
Toronto, ON M4W 1E5
Canada
Telephone: 416 926-3000
Website: www.manulife.com

ANNUAL MEETING OF SHAREHOLDERS
Shareholders are invited to attend the annual meeting of Manulife Financial Corporation to be held on May 9, 2024 at 11:00 a.m.

STOCK EXCHANGE LISTINGS
Manulife Financial Corporation's common shares are listed on:
Toronto Stock Exchange (MFC)
The New York Stock Exchange (MFC)
The Stock Exchange of Hong Kong (945)
Philippine Stock Exchange (MFC)

INVESTOR RELATIONS
Financial analysts, portfolio managers and other investors requiring financial information may contact our Investor Relations department or access our website at www.manulife.com.
E-mail: investrel@manulife.com

SHAREHOLDER SERVICES
For information or assistance regarding your share account, including dividends, changes of address or ownership, lost certificates, to eliminate duplicate mailings or to receive shareholder material electronically, please contact our Transfer Agents in Canada, the United States, Hong Kong or the Philippines. If you live outside one of these countries, please contact our Canadian Transfer Agent.

Direct Deposit of Dividends
Shareholders resident in Canada, the United States and Hong Kong may have their Manulife common share dividends deposited directly into their bank account. To arrange for this service please contact our Transfer Agents.

Dividend Reinvestment Program
Canadian and U.S. resident common shareholders may purchase additional common shares without incurring brokerage or administrative fees by reinvesting their cash dividend through participation in Manulife's Dividend Reinvestment and Share Purchase Programs. For more information, please contact our Canadian or US Transfer Agents.

For other shareholder issues please contact Manulife Shareholder Services via e-mail to shareholder_services@manulife.com

More information
Information about Manulife Financial Corporation, including electronic versions of documents and share and dividend information is available online at www.manulife.com

TRANSFER AGENTS
Canada
TSX Trust Company
301 – 100 Adelaide St. West
Toronto, ON M5H 4H1
Canada
Toll Free: 1 800 783-9495
Collect: 416 682-3864
E-mail: manulifeinquiries@tmx.com
Website: www.tsxtrust.com/manulife
TSX Trust Company offices are also located in Toronto, Vancouver and Calgary.

United States
Equiniti Trust Company, LLC
P.O. Box 27756
Newark, NJ 07101
United States
Toll Free: 1 800 249-7702
Collect: 416 682-3864
E-mail: manulifeinquiries@tmx.com

Hong Kong
Tricor Investor Services Limited
17/F, Far East Finance Centre
16 Harcourt Road
Hong Kong
Telephone: 852 2980-1333
E-mail: is-enquiries@hk.tricorglobal.com

Philippines
Rizal Commercial Banking Corporation
Ground Floor, West Wing,
GPL (Grepalife) Building,
221 Senator Gil Puyat Avenue,
Makati City, Metro Manila
Philippines
Telephone: 632 5318-8567
E-mail: rcbcstocktransfer@rcbc.com

AUDITORS
Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada

MFC DIVIDENDS

Common Share Dividends Paid for 2023 and 2022

Year 2023	Record Date	Payment Date	Per Share Amount Canadian ($)
Fourth Quarter	February 28, 2024	March 19, 2024	0.400
Third Quarter	November 22, 2023	December 19, 2023	0.365
Second Quarter	August 23, 2023	September 19, 2023	0.365
First Quarter	May 24, 2023	June 19, 2023	0.365
Year 2022			
Fourth Quarter	February 28, 2023	March 20, 2023	0.365
Third Quarter	November 22, 2022	December 19, 2022	0.330
Second Quarter	August 23, 2022	September 19, 2022	0.330
First Quarter	May 25, 2022	June 20, 2022	0.330

Common and Preferred Share Dividend Dates in 2024*

* Dividends are not guaranteed and are subject to approval by the Board of Directors.

Record Date	Payment Date	
Common and Preferred Shares	Common Shares	Preferred Shares
February 28, 2024	March 19, 2024	March 19, 2024
May 22, 2024	June 19, 2024	June 19, 2024
August 21, 2024	September 19, 2024	September 19, 2024
November 20, 2024	December 19, 2024	December 19, 2024

Manulife

Decisions made *easier.*
Lives made *better.*

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